Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account C

Voya MAP Plus NP^{SM}

**Supplement Dated May 1, 2015 to the Contract Prospectus and
Contract Prospectus Summary, each dated May 1, 2015**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

_____

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Aggregate Bond Portfolio, the Voya Index Solution 2015 Portfolio and the Voya Solution 2015 Portfolio.*

Notice of and Important Information About Upcoming Fund Reorganizations

The Board of Directors of Voya Partners, Inc. approved a proposal to reorganize the following "Merging Portfolios" with and into the following "Surviving Portfolios." Subject to shareholder approval for the Voya Aggregate Bond Portfolio reorganization, it is expected that the reorganizations will be effective on or about the close of business on August 14, 2015 (the "Reorganization Date").

Merging Portfolios	Surviving Portfolios
Voya Aggregate Bond Portfolio (Class S)	Voya Intermediate Bond Portfolio (Class I)
Voya Index Solution 2015 Portfolio (Class S2)	Voya Index Solution Income Portfolio (Class S2)
Voya Solution 2015 Portfolio (Class S2)	Voya Solution Income Portfolio (Class S2)

Voluntary Transfers Before the Reorganization Date. Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in a Merging Portfolio to any other available subaccount or any available fixed interest option. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making subaccount transfers.

On the Reorganization Date. On the Reorganization Date, your investment in the subaccount that invested in the Merging Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value. You will not incur any tax liability because of this automatic reallocation and your contract value immediately before the reallocation will equal your contract value immediately after the reallocation.

Please note that all existing account balances invested in Class S shares of the Voya Aggregate Bond Portfolio will automatically become investments in the subaccount that invests in Class I shares of the Voya Intermediate Bond Portfolio. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in a similar fund managed by the same investment adviser at a lower cost.

Automatic Fund Reallocation After the Reorganization Date. After the Reorganization Date, the Merging Portfolios will no longer be available through your contract. Unless you provide us with alternative allocation instructions, after the Reorganization Date all allocations directed to the subaccount that invested in a Merging Portfolio will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. See the "Transfers" section of your Contract Prospectus or Contract Prospectus Summary for information about making fund allocation changes.

Allocation Instructions. You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 990063, Hartford, CT 06199-0063 or calling us at 1-800-262-3862.

Information about the Surviving Portfolios. Summary information about the Voya Intermediate Bond Portfolio (Class I), the Voya Index Solution Income Portfolio (Class S2) and the Voya Solution Income Portfolio (Class S2) can be found in Appendix IV – Fund Descriptions in your Contract Prospectus or Contract Prospectus Summary. More detailed information can be found in the current prospectus and Statement of Additional Information for that fund.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:


Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***

Voya Retirement Insurance and Annuity Company
Variable Annuity Account C
Voya MAP Plus NP^{SM}
CONTRACT PROSPECTUS – MAY 1, 2015

The Contract. The contract described in this prospectus is a group deferred variable and fixed annuity contract issued by Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," "our"). It is intended to be used as a funding vehicle for certain types of retirement plans that qualify for beneficial tax treatment and/or provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (the "Tax Code"). **The contract is not available for sale in the state of New York and, except in limited circumstances, it is no longer available for new sales in other states. The existing contract will continue to accept additional purchase payments subject to the terms of the contract.**

Why Reading This Prospectus Is Important. Before you participate in a contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer or a trust) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, (generally, the sponsor of your retirement plan or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states. Generally, your plan sponsor will have selected a subset of the variable investment options to be available for investment under your retirement plan.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds (the "funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Fixed Interest Options.
- Fixed Plus Account II
- Guaranteed Accumulation Account (subject to availability)

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account ("GAA").

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds through the contract is located in the **"INVESTMENT OPTIONS"** section on page 13. The particular risks associated with each fund are detailed in the fund's prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain them for future reference.

Getting Additional Information. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2015 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under **"CONTRACT OVERVIEW - Questions: Contacting the Company"**. You may also obtain a prospectus or an SAI for any of the funds, or a GAA prospectus, by calling that number. The contract prospectus, the GAA prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch.

Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov or by writing to SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement of the contract prospectus under the Securities Act of 1933. This number is 333-109860. The number assigned to the registration statement for the GAA is 333-200435. The SAI table of contents is listed on page 49 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds*

AB Growth and Income Fund, Inc. (Class A)[1]	Oppenheimer Developing Markets Fund (Class A)[1][2]
Alger Capital Appreciation Fund (Class A)[1]	Oppenheimer Gold & Special Minerals Fund (Class A)[1]
Alger Green Fund (Class A)[1]	Oppenheimer International Bond Fund (Class A)[1]
AllianzGI NFJ Dividend Value Fund (Class A)[1]	Pax World Balanced Fund (Individual Investor Class)[1]
AllianzGI NFJ Small-Cap Value Fund (Class A)[1][2]	PIMCO Real Return Portfolio (Administrative Class)
Amana Growth Fund (Investor Class)[1]	Pioneer Emerging Markets VCT Portfolio (Class I)
Amana Income Fund (Investor Class)[1]	Pioneer High Yield Fund (Class A)[1]
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)[1]	Pioneer Strategic Income Fund (Class A)[1]
American Funds® - American Balanced Fund® (Class R-3)[1]	Royce Total Return Fund (K Class)[1]
American Funds® - Capital World Growth and Income Fund® (Class R-3)[1]	T. Rowe Price Mid-Cap Value Fund (Class R)[1][2]
American Funds® - EuroPacific Growth Fund® (Class R-3)[1]	Templeton Foreign Fund (Class A)[1]
American Funds® - Fundamental Investors® (Class R-3)[1]	Thornburg International Value Fund (Class R4)[1]
American Funds® - New Perspective Fund® (Class R-3)[1]	Vanguard® Diversified Value Portfolio[4]
American Funds® - The Growth Fund of America® (Class R-3)[1]	Vanguard® Equity Income Portfolio[4]
American Funds® - The Income Fund of America® (Class R-3)[1]	Vanguard® Small Company Growth Portfolio[4]
American Funds® - Washington Mutual Investors Fund℠ (Class R-3)[1]	Victory Sycamore Small Company Opportunity Fund (Class R)[1]
Ariel Appreciation Fund (Investor Class)[1]	Voya Aggregate Bond Portfolio (Class S)
Ariel Fund (Investor Class)[1]	Voya Balanced Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	Voya Global Bond Portfolio (Class S)
BlackRock Equity Dividend Fund (Investor A Shares)[1]	Voya Global Real Estate Fund (Class A)[1]
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	Voya Global Value Advantage Portfolio (Class I)
Columbia℠ Acorn® Fund (Class A)[1]	Voya GNMA Income Fund (Class A)[1]
Columbia Diversified Equity Income Fund (Class R4)[1][2]	Voya Growth and Income Portfolio (Class I)[2]
Columbia High Yield Bond Fund (Class R4)[1][2]	Voya Growth and Income Portfolio (Class S)[2]
Columbia Mid Cap Value Fund (Class A)[1]	Voya Growth Opportunities Fund (Class A)[1]
CRM Mid Cap Value Fund (Investor Shares)[1]	Voya High Yield Portfolio (Class S)
Dodge & Cox International Stock Fund[1][2]	Voya Index Plus LargeCap Portfolio (Class I)
Dodge & Cox Stock Fund[1]	Voya Index Plus MidCap Portfolio (Class I)
Eaton Vance Large-Cap Value Fund (Class R)[1][3]	Voya Index Plus SmallCap Portfolio (Class I)
Fidelity Advisor® New Insights Fund (Institutional Class)[1]	Voya Index Solution 2015 Portfolio (Class S2)[3]
Fidelity® VIP Contrafund® Portfolio (Initial Class)	Voya Index Solution 2025 Portfolio (Class S2)[3]
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Voya Index Solution 2035 Portfolio (Class S2)[3]
Fidelity® VIP Growth Portfolio (Initial Class)	Voya Index Solution 2045 Portfolio (Class S2)[3]
Franklin Mutual Global Discovery Fund (Class R)[1]	Voya Index Solution 2055 Portfolio (Class S2)[3]
Franklin Small Cap Value VIP Fund (Class 2)	Voya Index Solution Income Portfolio (Class S2)[3]
Franklin Small-Mid Cap Growth Fund (Class A)[1]	Voya Intermediate Bond Fund (Class A)[1]
Invesco Endeavor Fund (Class A)[1]	Voya Intermediate Bond Portfolio (Class I)
Invesco Global Health Care Fund (Investor Class)[1]	Voya International Index Portfolio (Class I)
Invesco Mid Cap Core Equity Fund (Class A)[1]	Voya Large Cap Growth Portfolio (Class S)[2]
Invesco Small Cap Value Fund (Class A)[1]	Voya Large Cap Value Fund (Class A)[1][2]
Lazard Emerging Markets Equity Portfolio (Open Shares)[1][2]	Voya Large Cap Value Portfolio (Class S)[2]
Lazard US Mid Cap Equity Portfolio (Open Shares)[1]	Voya Midcap Opportunities Portfolio (Class I)
Lord Abbett Core Fixed Income Fund (Class A)[1]	Voya Money Market Portfolio (Class I)
Lord Abbett Developing Growth Fund (Class A)[1][2]	Voya Multi-Manager International Small Cap Fund (Class A)[1]
Lord Abbett Fundamental Equity Fund (Class A)[1]	Voya Multi-Manager Large Cap Core Portfolio (Class S)[2]
Lord Abbett Mid Cap Stock Fund (Class A)[1][2]	Voya Real Estate Fund (Class A)[1]
Lord Abbett Small-Cap Value Fund (Class A)[1][2]	Voya Russell™ Large Cap Growth Index Portfolio (Class S)
Mainstay Large Cap Growth Fund (Class R3)[1]	Voya Russell™ Large Cap Index Portfolio (Class I)
Massachusetts Investors Growth Stock Fund (Class A)[1]	Voya Russell™ Large Cap Value Index Portfolio (Class S)
Neuberger Berman Genesis Fund® (Trust Class)[1]	Voya Russell™ Mid Cap Index Portfolio (Class I)
Neuberger Berman Socially Responsive Fund® (Trust Class)[1]	Voya Russell™ Small Cap Index Portfolio (Class I)
Oppenheimer Capital Appreciation Fund (Class A)[1]	Voya Small Company Portfolio (Class I)
	Voya SmallCap Opportunities Portfolio (Class I)
	Voya Solution 2015 Portfolio (Class S2)[3]
	Voya Solution 2025 Portfolio (Class S2)[3]

The Funds (Continued)*

Voya Solution 2035 Portfolio (Class S2)[3]	VY® JPMorgan Emerging Markets Equity Portfolio (Class S)
Voya Solution 2045 Portfolio (Class S2)[3]	VY® JPMorgan Mid Cap Value Portfolio (Class S)[2]
Voya Solution 2055 Portfolio (Class S2)[3]	VY® JPMorgan Small Cap Core Equity Portfolio (Class S)
Voya Solution Income Portfolio (Class S2)[3]	VY® Oppenheimer Global Portfolio (Class I)
Voya Strategic Allocation Conservative Portfolio (Class I)[3]	VY® Pioneer High Yield Portfolio (Class S)
Voya Strategic Allocation Growth Portfolio (Class I)[3]	VY® T. Rowe Price Capital Appreciation Portfolio (Class S)
Voya Strategic Allocation Moderate Portfolio (Class I)[3]	VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class S)[2]
Voya U.S. Bond Index Portfolio (Class I)	VY® T. Rowe Price Equity Income Portfolio (Class S)
VY® American Century Small-Mid Cap Value Portfolio (Class S)	VY® T. Rowe Price Growth Equity Portfolio (Class S)
VY® Baron Growth Portfolio (Class S)	VY® T. Rowe Price International Stock Portfolio (Class S)
VY® Clarion Real Estate Portfolio (Class S)	VY® Templeton Foreign Equity Portfolio (Class S)
VY® Columbia Contrarian Core Portfolio (Class S)	VY® Templeton Global Growth Portfolio (Class S)[2]
VY® Columbia Small Cap Value II Portfolio (Class S)	Wanger International
VY® FMR® Diversified Mid Cap Portfolio (Class S)[5]	Wanger Select
VY® Invesco Comstock Portfolio (Class S)	Wanger USA
VY® Invesco Equity and Income Portfolio (Class S)	Wells Fargo Advantage Special Small Cap Value Fund (Class A) [1]
VY® Invesco Growth and Income Portfolio (Class S)	

*   **See "APPENDIX IV – FUND DESCRIPTIONS"** for a complete listing of all fund name changes since your last supplement.

1   This fund is available to the general public, in addition to being available through variable annuity contracts. **See FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investment in one of the public funds under 403(b) or Roth 403(b) annuity contracts.**

2   Please see **"APPENDIX IV – FUND DESCRIPTIONS"** for information regarding the availability of this fund.

3   These funds are structured as fund of funds or "master-feeder" funds that invest directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses – Fund of Funds" for additional information.**

4   Vanguard is a trademark of The Vanguard Group, Inc.

5   FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as an overview. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer or a trust.

Contract Holder: The person to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): Voya Retirement Insurance and Annuity Company. We issue the contract.

For greater detail please review **"CONTRACT PURCHASE AND PARTICIPATION" and "CONTRACT OWNERSHIP AND RIGHTS."**

The Contract and Your Retirement Plan

Retirement Plan ("plan"): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code Section under which it qualifies. For example: a "403(b) plan" is a plan that qualifies for tax treatment under Tax Code Section 403(b). To learn which Tax Code Section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See** "**CONTRACT PURCHASE AND PARTICIPATION**."

Questions: Contacting the Company. Contact your local representative or write or call the Company:

Customer Service
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

Sending forms and written requests in good order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in "good order."

Contract Rights

Rights under the contract, and who may exercise those rights, may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) or Roth 403(b) plans or in some plans under 401(a)/401(k) (including Roth 401(k)) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends on the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals: During the accumulation phase, the contract holder, or you if permitted by the plan, may withdraw all or part of your account value. The Tax Code may impose restrictions on withdrawals from plans, which may vary. In addition, the contract holder, or you if permitted by the plan, may have the right to withdraw all or part of your account value during the income phase. Amounts withdrawn may be subject to tax withholding, taxation, early withdrawal charges, redemption fees, and maintenance fees. **See "WITHDRAWALS," "FEDERAL TAX CONSIDERATIONS," and "INCOME PHASE."**

Systematic Distribution Options: These allow the contract holder, or you if permitted by the plan, to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees: Certain fees are deducted from your account value. In addition, we reserve the right to deduct premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. **See "FEE TABLE" and "FEES."**

Taxation: Amounts you receive in a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "FEDERAL TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provides the Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

- Fixed Interest Options, or
- Variable Investment Options. (The variable investment options are the subaccounts of the separate account. Each one invests in a specific mutual fund.)

Payments to Your Account
Step 1 ||
Voya Retirement Insurance and Annuity Company
|| Step 2 ||
Fixed Interest Options
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

Income Phase (receiving income phase payments from your account)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning, and withdrawing account value from your contract. Fees during the income phase may differ from those shown below. See "INCOME PHASE" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, or transfer cash value between investment options. State premium taxes currently ranging from 0% to 4% of purchase payments may also be deducted.*

Maximum Early Withdrawal Charge[1] *(as a percentage of amount withdrawn)*	5.0%
Loan Interest Rate Spread (per annum) for Contract Loans[2]	3.0%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee	$30.00
Separate Account Annual Expenses (as a percentage of average account value)	
Maximum Daily Asset Charge[3]	1.75%
Maximum Subaccount Administrative Adjustment Charge[4]	0.80% (on certain funds)
Maximum Transferred Asset Benefit Charge[5]	1.00%
Maximum Total Separate Account Annual Charges	3.55%

*State premium taxes may apply, but are not reflected in the fee tables or examples. **See "FEES - Premium and Other Taxes."***

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples

See "FEES" for:
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes

---

[1] This is a deferred sales charge. The charge reduces over time. We waive the withdrawal charge except on (a) distributions for "in service transfers" of amounts to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer; and (b) distributions due to a severance from employment that would not have qualified as a separation from service under prior Internal Revenue Service ("IRS") guidance. **See "FEES" and "Transaction Fees."**

[2] This is the difference between the rate charged and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current interest rate charged on a loan is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."** For loans from Tax Code Section 401(a), 401(k), or 457(b) plans, where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator.

[3] This is the maximum charge to cover mortality, expense, and administrative risks during the accumulation phase. This charge may be waived, reduced or eliminated in certain circumstances. **See "FEES - Daily Asset Charge."** During the income phase the charge is 1.25% on an annual basis. **See "INCOME PHASE - Charges Deducted."**

[4] The subaccount administrative adjustment charge applies to a select group of investment options, identified in the Fees section. The charge is only assessed on assets invested in these investment options, and varies based upon the investment option. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%. The maximum subaccount administrative adjustment charge we currently apply is 0.60%. **See "FEES - Subaccount Administrative Adjustment Charge."**

[5] This charge covers the costs associated with providing the transferred asset benefit, for contract holders who elect this option. For contracts issued prior to September 27, 2010 (or upon state regulatory approval of the maximum 1.00% charge, whichever is later), the maximum transferred asset benefit charge was 0.50%. This charge will apply for a maximum of seven contract years, depending upon the amount of the transferred asset benefit, and will apply to all participants under the contract, regardless of whether they receive the benefit of the transferred asset benefit. For example, if your participation in the contract begins after the transferred asset benefit is allocated to the contract, you will be subject to the transferred asset benefit charge even though you did not receive any of the transferred asset benefit. **See "CONTRACT PURCHASE AND PARTICIPATION – Transferred Asset Benefit Option."**

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

Total Annual Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.32%	1.78%

See "FEES – Fund Fees and Expenses" for additional information about the fees and expenses of funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

When the Subaccount Administrative Adjustment charge is included, the minimum and maximum expenses associated with the funds are 0.62% and 2.00%, respectively.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract holder transaction expenses, the separate account annual expenses, the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.248%), and the fund fees and expenses adjusted to include the Subaccount Administrative Adjustment charge.

<u>Maximum Fund Fees and Expenses Example.</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **maximum** fund fees and expenses when combined with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$979	$1,942	$2,807	$4,543	$478	$1,438	$2,402	$4,543

<u>Minimum Fund Fees and Expenses Example.</u> The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** contract fees and expenses and the **minimum** fund fees and expenses when combined with the applicable Subaccount Administrative Adjustment charge. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period*:

1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$899	$1,711	$2,435	$3,823	$394	$1,195	$2,013	$3,823

_____

*   This example does not apply if during the income phase a nonlifetime payment option with variable payments is selected and a lump sum withdrawal is requested within five years after payments start. In this case, the lump sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In **APPENDIX V,** we provide condensed financial information about the separate account subaccounts available under the contracts. These tables show year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to consolidated financial statements for Voya Retirement Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

Voya Retirement Insurance and Annuity Company (the "Company," "we," "us," our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. From January 1, 2002, until August 31, 2014, the Company was known as ING Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the Company by the end of 2016.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Product Regulation. Our annuity, retirement and investment products are subject to a complex and extensive array of state and federal tax, securities, insurance and employee benefit plan laws and regulations, which are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, state banking authorities, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor ("DOL"), the IRS and the Office of the Comptroller of the Currency ("OCC"). For example, U.S. federal income tax law imposes requirements relating to insurance and annuity product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "FEDERAL TAX CONSIDERATIONS" for further discussion of some of these requirements.** Additionally, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution and administration. Failure to administer product features in accordance with contract provisions or applicable law, or to meet any of these complex tax, securities, or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, harm to our reputation, interruption of our operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group deferred variable and fixed annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code Sections 401(a), 401(k) 403(b) and 457(b), including Roth 401(k), Roth 403(b) and Roth 457(b). The contracts may not be available in all states. Contributions to Roth 401(k), Roth 403(b) or Roth 457 accounts must be made by after-tax salary reduction (to the extent allowed by the contract or certificate), exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

ERISA Notification. Some plans under Tax Code Sections 401 and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative.

Purchasing the Contract. The contract holder submits the required forms and application to the Company. We approve the forms and issue a contract to the contract holder.

Participating in the Contract. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder). Under certain plans, you may be enrolled automatically by the contract holder. If all materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments--A one-time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments--More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that lump-sum payments or installment payments meet certain minimums.

Contributions to Roth 401(k), Roth 403(b) and Roth 457(b) accounts must be made by after-tax salary reduction, exchange or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 401(k), Roth 403(b) and Roth 457(b) accounts.

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, direct us to allocate initial contributions among the investment options available under the plan. Generally, you will specify this information on your enrollment materials or it may be provided to us by the contract holder. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at https://voyaretirement.voyaplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See** "**INVESTMENT OPTIONS**" **and** "**TRANSFERS**."

Transferred Asset Benefit Option. The Company may provide a transferred asset benefit ("TAB") option to the contract holder in connection with the purchase of the contract in order to help defray charges that may apply when assets are transferred from another financial provider. If this option is selected, the Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company. The TAB will be allocated pursuant to directions received from the contract holder, after the expiration of the applicable state free-look period.

In the event that the contract holder elects the TAB option, there will be an additional transferred asset benefit charge not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), and a reduction in the Fixed Plus Account II interest credited rate not to exceed 1.00% (not to exceed 0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), which will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the transferred asset benefit charge and decrease in the interest credited rate even though you did not receive any of the TAB. The transferred asset benefit charge and decrease in the interest credited rate will apply for a period not to exceed 7 contract years, and will not, over the period of time that the TAB charge and decreased interest rate is in effect, exceed the TAB percentage applied to the contract (i.e. if a 4.0% TAB is credited to the contract, the aggregate transferred asset benefit charge and reduction to the Fixed Plus Account II credited interest rate will not exceed 4.0%). In addition, an early withdrawal charge schedule will generally apply when the TAB option is elected by the contract holder. **See "FEE TABLE" and "FEES."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See** "**FEDERAL TAX CONSIDERATIONS**."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

•   **Long-Term Investment** - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;

•   **Investment Risk** - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in;

•   **Features and Fees** - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

•   **Exchanges** - Replacing an existing insurance contract with this contract may not be beneficial to you. If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to a financial professional, tax and/or legal adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than the contracts described in this prospectus, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your registered representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of retirement plan:
- **Under 401(a), 401(k), Roth 401(k), 403(b) or Roth 403(b) Plans.** Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder;
- **Under Governmental 457(b) or Roth 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under Tax-Exempt Non-Governmental 457(b) Plans.** In order to avoid being subject to ERISA, 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

Who Holds Rights Under the Contract? Under all contracts, except group contracts issued through a voluntary 403(b) or Roth 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See** "**FEDERAL TAX CONSIDERATIONS – Distributions – Eligibility – 403(b) and Roth 403(b) Plans**."

For additional information about the respective rights of the contract holder and participants under 401(a), 401(k), Roth 401(k), 403(b) and Roth 403(b), plans, see **APPENDIX III**.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days (or a longer period if required by state law) after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any daily asset charges, subaccount administrative adjustment charges or transferred asset benefit charges deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the GAA. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are called subaccounts of Variable Annuity Account C. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in the subaccounts will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Funds Available Through the Separate Account

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in **APPENDIX IV**. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding)*. Some of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
* Mixed funding--bought for annuities and life insurance; and
* Shared funding--bought by more than one company.

Public Funds. The following funds, which are available through the contracts, are also available to the general public outside of the contract:

AB Growth and Income Fund, Inc.	BlackRock Mid Cap Value Opportunities	Neuberger Berman Socially Responsive
Alger Capital Appreciation Fund	Fund	Fund®
Alger Green Fund	Columbia℠ Acorn® Fund	Oppenheimer Capital Appreciation
AllianzGI NFJ Dividend Value Fund	Columbia Diversified Equity Income Fund	Fund
AllianzGI NFJ Small-Cap Value Fund	Columbia High Yield Bond Fund	Oppenheimer Developing Markets
Amana Growth Fund	Columbia Mid Cap Value Fund	Fund
Amana Income Fund	CRM Mid Cap Value Fund	Oppenheimer Gold & Special Minerals
American Century Investments®	Dodge & Cox International Stock Fund	Fund
Inflation-Adjusted Bond Fund	Dodge & Cox Stock Fund	Oppenheimer International Bond Fund
American Funds® - American	Eaton Vance Large-Cap Value Fund	Pax World Balanced Fund
Balanced Fund®	Fidelity Advisor® New Insights Fund	Pioneer High Yield Fund
American Funds® - Capital World	Franklin Mutual Global Discovery Fund	Pioneer Strategic Income Fund
Growth and Income Fund®	Franklin Small-Mid Cap Growth Fund	Royce Total Return Fund
American Funds® - EuroPacific	Invesco Endeavor Fund	T. Rowe Price Mid-Cap Value Fund
Growth Fund®	Invesco Global Health Care Fund	Templeton Foreign Fund
American Funds® - Fundamental	Invesco Mid Cap Core Equity Fund	Thornburg International Value Fund
Investors®	Invesco Small Cap Value Fund	Victory Sycamore Small Company
American Funds® - New Perspective	Lazard Emerging Markets Equity Portfolio	Opportunity Fund
Fund®	Lazard US Mid Cap Equity Portfolio	Voya Global Real Estate Fund
American Funds® - The Growth Fund	Lord Abbett Core Fixed Income Fund	Voya GNMA Income Fund
of America®	Lord Abbett Developing Growth Fund, Inc.	Voya Growth Opportunities Fund
American Funds® - The Income Fund	Lord Abbett Fundamental Equity Fund	Voya Intermediate Bond Fund
of America®	Lord Abbett Mid Cap Stock Fund	Voya Large Cap Value Fund
American Funds® - Washington	Lord Abbett Small-Cap Value Fund	Voya Multi-Manager International
Mutual Investors Fund℠	Mainstay Large Cap Growth Fund	SmallCap Fund
Ariel Appreciation Fund	Massachusetts Investors Growth Stock	Voya Real Estate Fund
Ariel Fund	Fund	Wells Fargo Advantage Special Small
Artisan International Fund	Neuberger Berman Genesis Fund®	Cap Value Fund
BlackRock Equity Dividend Fund		

See "FEDERAL TAX CONSIDERATIONS – Special Considerations for Section 403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of the separate account from participation in the funds which are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b) or 401 plans, you have a fully vested interest in the value of your employee account and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts:

- During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:

- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." **See also the "TRANSFRS" section of this prospectus for information about making subaccount allocation changes;**
- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see **APPENDIX I and II** and the GAA prospectus. The GAA prospectus may be obtained free of charge at the address and telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you.** Your local representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest appendices and the GAA prospectus.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some investment options may not be available through certain contracts and plans or in some states. In general, your plan sponsor will have selected a subset of funds to be available for investment under your retirement plan. We may add, withdraw or substitute investment options, subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced; and
- **Limits on Number of Options Selected.** Generally, the contract holder, or you if permitted by the plan, may select no more than 25 investment options at initial enrollment and no more than 97 during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401 and 457(b) plans only), you may currently make a total of 97 cumulative selections over the life of the account. Each subaccount and the Fixed Plus Account II counts toward these limits. Thus, if you have a loan on the account, each investment option in which you have invested counts toward the limit, even after the full value is transferred to other investment options.

FEES

The following repeats and adds to information provided in the "**FEE TABLE**" section. Please review both this section and the "**FEE TABLE**" section for information on fees.

Transaction Fees

Early Withdrawal Charge

Under the contract, withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the daily asset charges and subaccount administrative adjustment charge (if any), to make up the difference. An early withdrawal charge will also apply if the contract holder has elected to purchase the transferred asset benefit option.

Types of Fees

You may incur the following types of fees or charges under the contract:

- **Transaction Fees**
  - ▷ Early Withdrawal Charge
  - ▷ Loan Interest Rate Spread
  - ▷ Redemption Fees

- **Periodic Fees and Charges**
  - ▷ Annual Maintenance Fee
  - ▷ Daily Asset Charge
  - ▷ Subaccount Administrative Adjustment Charge
  - ▷ Transferred Asset Benefit Charge

- **Fund Fees and Expenses**

- **Premium and Other Taxes**

Amount. This charge is a percentage of the amount that you withdraw from the subaccounts and the GAA. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account II. If the charge is in effect, the amount withdrawn will be the amount requested reduced by any applicable early withdrawal charge. The percentage is determined by the early withdrawal charge schedule that applies to your contract. The maximum withdrawal charge is 5% and the duration of the withdrawal charge schedule can vary from zero to seven years. The charge will never be more than the maximum permitted by the rules of FINRA.

The schedule below reflects the maximum early withdrawal charge schedule that may apply to a contract. The actual early withdrawal charge schedule that applies to a particular contract will vary based upon underwriting guidelines, which will be applied in a manner that is not unfairly discriminatory against any contract holder. The factors considered in determining the exact early withdrawal schedule include:
- The number of participants in the plan;
- The type and nature of the group to which a contract is issued;
- The expected level of assets and/or cash flow under the plan;
- The broker or our agent's involvement in sales activities;
- The amount and type of compensation paid to those selling the contract;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract;
- Our assessment of financial risk to the Company relating to withdrawals;
- Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor; and
- Whether the plan sponsor has elected to offer the transferred asset benefit option.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations that have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Early Withdrawal Charge Schedule

Withdrawals from Variable Investment Options

Contract Years Completed	Maximum Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more	0%

Waiver of Early Withdrawal Charge. The early withdrawal charge only applies to (a) distributions for "in service transfers" where such transfers are made to another 401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or Roth 457(b) product provider for the employer including but not limited to transfers by the contract holder of all participant accounts to a new product provider, as well as to participant initiated transfers; and (b) distributions due to a "severance from employment" that would not otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). In all other instances the early withdrawal charge is waived for any distribution allowed under the Tax Code.

Loan Interest Rate Spread

For a discussion of the loan interest rate spread, please see "**LOANS – Loan Interest**."

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we would deduct the amount of any redemption fees imposed by the underlying funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on the account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is generally deducted on a pro rata basis from the account value invested in the subaccounts and the fixed interest options. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro rata from your account value invested in the subaccounts and fixed interest option in each account. We may also deduct all or a partial of the maintenance fee applicable to a contract from a Roth 401(k) and/or Roth 403(b) account.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining the accounts.

Reduction. The actual charge that applies to the contract issued to your contract holder may be lower than the maximum amount noted above. For contracts with less than $5 million in assets, the maintenance fee will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation paid to those selling the contract. Due to factors on which the fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change, but it will never exceed the maximum of $30.

For contracts with assets equal to or greater than $5 million, the maintenance fee will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:
- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

We will determine any reduction of the annual maintenance fee on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Daily Asset Charge

Maximum Amount. The maximum charge during the accumulation phase is 1.75% annually of your account value invested in the subaccounts. The actual charge that applies to your contract will depend on the level of assets with the Company, average participant balance, and the compensation paid to those distributing the contract. During the income phase, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from the Fixed Plus Account II.

Purpose. This fee compensates us for the risks we assume under the contracts and the expenses we expect to incur in administering the contract. It consists of the following components:

- The mortality risk component is the risk associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts;
- The expense risk component is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge; and
- The administrative charge component is designed to help defray our administrative expenses that cannot be covered by the mortality risk component and/or the expense risk component.

If the amount we deduct for this fee is not enough to cover our risks and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. The actual charge that applies to a contract may be lower than the maximum amounts noted above. For contracts with less than $5 million in assets, the daily asset charge will vary strictly by the total assets in the contract, the average participant balance, and the amount and type of compensation being paid to those who sell the contract. Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change but it will never exceed the maximum.

For contracts with assets equal to or greater than $5 million, the daily asset charge will generally be based on plan specific characteristics. Any reduction from the maximum amounts will reflect differences in expenses for administration based on such factors as:

- The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
- The frequency, consistency and method of submitting payments and loan repayments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The amount and type of compensation paid to those selling the contract;
- Whether a guaranteed death benefit has been selected by the contract holder;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions; and
- The type and level of other factors that affect the overall administrative expense.

Due to factors on which the charge is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will determine any reduction of the daily asset charge on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Subaccount Administrative Adjustment Charge

Maximum Amount. 0.80%. For contracts issued before May 1, 2004 (or state regulatory approval of the maximum 0.80% charge, whichever is later), the maximum subaccount administrative adjustment charge is 0.50%.

When/How. This fee is deducted daily only from the subaccounts for a select group of investment options. The charge will vary by investment option, but will never exceed the maximum amount. The investment options where this fee applies and the current charges are noted on the following page:

Fund or Fund Family	Charge	Fund or Fund Family	Charge
Alger Fund Family (Class A)	0.10%	Templeton Foreign Fund (Class A)	0.20%
AB Growth and Income Fund, Inc. (Class A)	0.20%	Thornburg International Value Fund (Class R4)	0.10%
AllianzGI NFJ Fund Family (Class A)	0.20%	Vanguard® Variable Insurance Fund Family	0.60%
Amana Fund Family (Investor Class)	0.25%	Voya Balanced Portfolio (Class I)	0.25%
American Century Investments® Inflation-Adjusted Bond Fund (Investor Class)	0.35%	Voya Growth and Income Portfolio (Class I)	0.35%
Ariel Fund Family (Investor Class)	0.35%	Voya Growth and Income Portfolio (Class S)	0.10%
Artisan International Fund (Investor Shares)	0.25%	Voya High Yield Portfolio (Class S)	0.10%
BlackRock Equity Dividend Fund (Investor A Shares)	0.10%	Voya Index Plus LargeCap Portfolio (Class I)	0.40%
BlackRock Mid Cap Value Opportunities Fund (Class A)	0.10%	Voya Index Plus MidCap Portfolio (Class I)	0.40%
Columbia Fund Family (Class A)	0.20%	Voya Index Plus Small Cap Portfolio (Class I)	0.40%
CRM Mid Cap Value Fund (Investor Shares)	0.20%	Voya Intermediate Bond Portfolio (Class I)	0.35%
Dodge & Cox Fund Family	0.50%	Voya International Index Portfolio (Class I)	0.25%
Fidelity Advisor® New Insights Fund (Institutional Class)	0.40%	Voya Investors Trust Fund Family (Class S)	0.10%
Fidelity® VIP Fund Family (Initial Class)	0.40%	Voya Large Cap Value Portfolio (Class I)	0.35%
Franklin® Fund Family (Class A and Class 2)	0.20%	Voya MidCap Opportunities Portfolio (Class I)	0.15%
Invesco Fund Family (Class A)	0.15%	Voya Money Market Portfolio (Class I)	0.50%
Invesco Global Health Care Fund (Investor Class)	0.15%	Voya Multi-Manager Large Cap Core Portfolio (Class I)	0.35%
Invesco Small Cap Value Fund (Class A)	0.20%	Voya Russell™ Large Cap Index Portfolio (Class I)	0.25%
Lazard Portfolio Family (Open Shares)	0.20%	Voya Russell™ Mid Cap Index Portfolio (Class I)	0.25%
Lord Abbett Fund Family (Class A)	0.20%	Voya Russell™ Small Cap Index Portfolio (Class I)	0.25%
Massachusetts Investors Growth Stock Fund (Class A)	0.25%	Voya SmallCap Opportunities Portfolio (Class I)	0.20%
Neuberger Berman Fund Family (Trust Class)	0.35%	Voya Strategic Allocation Fund Family (Class I)	0.15%
Oppenheimer Fund Family (Class A)	0.20%	Voya U.S. Bond Index Portfolio (Class I)	0.25%
Pax World Balanced Fund (Individual Investor Class)	0.20%	VY® FMRSM Diversified Mid Cap Portfolio (Class S)	0.05%
PIMCO Real Return Portfolio (Administrative Class)	0.25%	VY® Oppenheimer Global Portfolio (Class I)	0.25%
Pioneer Fund Family (Class A)	0.20%	VY® Templeton Global Growth Portfolio (Class I)	0.20%
Pioneer Emerging Markets VCT Portfolio (Class I)	0.35%	Wanger Fund Family	0.20%
Royce Total Return Fund (K Class)	0.10%	Wells Fargo Advantage Special Small Cap Value Fund (Class A)	0.25%

Purpose. This fee is used to help defray additional expense risk due to the decreased level of revenue that the Company receives in connection with the investment options. Due to possible changes in revenue received from each investment option, it is possible that a fee may increase or decrease over time, but it will never exceed the maximum. We will notify you in advance of any such increase. The risk is that actual expenses we incur under the contracts in connection with amounts invested in the funds will exceed the maximum amounts that we can charge.

Transferred Asset Benefit Charge

Maximum Amount. 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later.)

When/How. This fee is only charged when a contract holder elects the transferred asset benefit ("TAB") option. If charged, this fee is deducted daily from the subaccounts during the accumulation phase. It is not deducted from the Fixed Plus Account II. The fee will apply for a period of time not to exceed 7 contract years, and will apply to all participants during this time period, even if they do not receive the benefit of the TAB.

Purpose. The fee helps defray costs that the Company incurs in offering the TAB option. This option is designed to offset charges that may apply when assets are transferred from another financial provider who has imposed a cancellation penalty on the transfer. The Company will apply a dollar amount not to exceed 5% of the total plan assets transferred to the Company and will apply a transferred asset benefit charge for a period not to exceed seven contract years. The number of contract years during which the fee will be assessed will depend on the dollar amount applied.

Reduction. This fee may be reduced if the dollar amount the Company applies is less than 0.50% of total plan assets transferred to the Company.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "**FEE TABLE - Fund Fees and Expenses,**" each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, Voya Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract (including funds with limited availability) that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2014, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

- Fidelity Investments®
- American Funds®
- OppenheimerFunds, Inc.
- Franklin® Templeton® Investments
- Columbia Funds
- Wells Fargo Funds Management, LLC
- PIMCO Funds
- Amana Funds
- Lord Abbett Funds
- Invesco Investments
- Pax World Funds
- Pioneer Investments
- American Century Investments®
- BlackRock, Inc.
- Neuberger Berman Management, Inc.
- Artisan Funds

- Ariel Mutual Funds
- Alger Funds
- Lazard Funds, Inc.
- T. Rowe Price Funds
- Allianz Global Investors
- AllianceBernstein Investments
- MFS Investment Management®
- CRM Funds
- Eaton Vance Distributors, Inc.
- Dodge & Cox Funds
- J.P. Morgan Funds
- MainStay Investments®
- Thornburg Investment Management
- Victory Funds
- Royce Funds

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2014, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also** "**CONTRACT DISTRIBUTION**."

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending on the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See** "**FEDERAL TAX CONSIDERATIONS**."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Any deductions from the fixed interest options (e.g. withdrawals); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the separate account subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The AUV also reflects deductions for fund fees and expenses, the daily asset charge, the subaccount administrative adjustment charge, if any, and the transferred asset benefit charge (if applicable). **We discuss these deductions in more detail in** "**FEE TABLE**" **and** "**FEES**."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the daily asset charge, the transferred asset benefit charge (if applicable) and subaccount administrative adjustment charges, if any, and any other fees deducted daily from investments in the separate account. **See** "**FEES**."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of subaccount A and 80 accumulation units of subaccount B.

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).


$5,000 contribution
Step 1 ||
Voya Retirement Insurance and Annuity Company
Step 2 ||
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
|| Step 3 ||
Fund A
Fund B

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "**CONTRACT PURCHASE AND PARTICIPATION**." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the NYSE (normally at 4:00 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. See "**INCOME PHASE**" for additional information about transfers during the income phase. Transfers from the Fixed Plus Account II are restricted as outlined in **APPENDIX I** and the contract. Transfers may be requested in writing, by telephone or, where available, electronically, subject to restrictions that may be imposed by the Company. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the Voya® family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:
- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define "Excessive Trading" as:
- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12-month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the Voya family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to Customer Service or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12-month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Underlying Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the Voya family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. The contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. However, you must have an account value of at least $5,000 before you can participate in the dollar cost averaging program. Dollar cost averaging is a system of investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Dollar cost averaging is not available if you elect to participate in the asset rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

Asset Rebalancing Program. Under some contracts you may participate in asset rebalancing. Asset rebalancing allows you to reallocate your account value in the investments and percentages you identify. Only account values invested in the subaccounts identified may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Asset rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may elect the asset rebalancing program electronically at https://voyaretirement.voyaplans.com, or by completing and submitting an asset rebalancing form.

Asset rebalancing is not available if you elect to participate in the dollar cost averaging program. Subaccount reallocations or changes outside of the asset rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account II and other restrictions **(see "WITHDRAWALS - Withdrawal Restrictions" on the following page)**, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

- Select the withdrawal amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts and the GAA (plus or minus any applicable market value adjustment), minus any applicable early withdrawal charge, maintenance fee, or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account II; or
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees and by any applicable early withdrawal charge for amounts withdrawn from the subaccounts or the GAA, and any positive or negative market value adjustments for amounts withdrawn from the GAA. The amount available from the Fixed Plus Account II may be limited;
- Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

For a description of limitations on withdrawals from the Fixed Plus Account II, see **APPENDIX I.**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:
- As of the next valuation date after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"**; or
- On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment no later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. The contract allows for a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. Provided all options are available, we will reinstate in the same investment options and proportions in place at the time of withdrawal. If an investment option is no longer available, amounts to be allocated to any such option will be invested in a replacement option as directed by you or your plan sponsor, as applicable. Special rules apply to reinstatement of amounts withdrawn from the GAA. **See APPENDIX II.** Seek competent advice regarding the tax consequences associated with reinstatement.

Deductions for Taxes

Amounts withdrawn may be subject to tax penalties and withholding. **See "FEDERAL TAX CONSIDERATIONS."** To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below:

- Section 403(b)(11) of the Tax Code prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship, of the following:
  - ▷ Salary reduction contributions made after December 31, 1988;
  - ▷ Earnings on those contributions; and
  - ▷ Earnings on amounts held before 1989 and credited after December 31, 1988 (these amounts are not available for hardship withdrawals). Other withdrawals may be allowed as provided for under the Tax Code or regulations.
- The contract may require that the contract holder certify that you are eligible for a distribution.

Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. **See "FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans."**

Waivers of Early Withdrawal Charge and Fixed Plus Account II Full Withdrawal Provisions. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account II full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001).

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. No early withdrawal charge applies to amounts paid out under systematic distribution options. To determine what systematic distribution options are available, check with the contract holder or the Company. The Company reserves the right to discontinue the availability of one or all of the systematic distribution options at any time, and/or to change the terms for future elections.

Systematic distribution options currently available under the contract include the following:

- **Systematic Withdrawal Option ("SWO").** SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan); and
- **Estate Conservation Option ("ECO").** ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distribution. Under ECO, the Company calculates the minimum distribution amount required by law at age 70½ (for certain plans, 70½ or retirement, if later) and pays you that amount once a year.

> **Features of a Systematic Distribution Option**
>
> If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or by contacting us at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."**

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option (other than for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employers), you may revoke it at any time through a written request to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Once revoked, an option may not be elected again, until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. **See "FEDERAL TAX CONSIDERATIONS."**

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and the Fixed Plus Account II. Additional restrictions may apply under the Tax Code, your plan, or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. Generally loans are only available from 403(b) plans utilizing contracts described in this prospectus. Loans are not available from Roth 401(k) or Roth 403(b) contracts or accounts, and the participant Roth 401(k) or Roth 403(b) account is excluded from the amount available for loan. For Tax Code Section 401(a), 401(k) or 457(b) plans where the sponsor has elected to offer loans administered outside the group annuity contract, additional fees may be charged by a third party administrator. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, this means that although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a Participant Roth Account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your 457(b) Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company."** Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loaned amounts. The difference between the rate charged and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary) as follows:
- Under contracts issued in connection with most types of plans except voluntary 403(b) plans (including Roth 403(b) plans), the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under contracts issued in connection with voluntary 403(b) plans (including Roth 403(b) plans), you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, **see "INCOME PHASE."**

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW - Questions: Contacting the Company"** we will mail payment, unless otherwise requested.

Until one of the benefit payment options listed below is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. If you die during the accumulation phase of your account, the following payment options are available to your beneficiary, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option **(see "INCOME PHASE - Payment Options")**; and
- Payment under an available systematic distribution option (subject to limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

The account value may also remain invested in the contract; however, the Tax Code limits how long the death benefit proceeds may be left in this option.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional, tax and/or legal adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the Voya Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

Death Benefit Calculation. The death benefit will be based on your account value. For amounts held in the GAA, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in **APPENDIX II** and in the GAA prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order.

Most contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

• Your account value on the day that notice of death and request for payment are received in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**," plus any positive aggregate market value adjustment that applies to amounts allocated to the GAA; or

• The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

In the event that the contract beneficiary does not request payment of the death benefit as a lump sum or as an income phase option within six months of your death, the amount of the death benefit is the account value as of the next valuation following our receipt of acceptable proof of death and the payment request in good order. See the contract or certificate for treatment of amounts held in the GAA.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See** "**FEDERAL TAX CONSIDERATIONS**" for additional information.

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

• Start date;
• Income phase payment option (see the income phase payment options table in this section);
• Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
• Choice of fixed or variable income phase payments;
• Selection of an assumed net investment rate (only if variable income phase payments are elected); and
• Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Income Phase Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Income Phase Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select, based on what subaccounts are available during the income phase at the time you make your selection. Not all subaccounts available during the accumulation phase may be available during the income phase. For information about the subaccounts available during the income phase, please contact Customer Service. We currently allow you to choose up to 18 subaccounts at any one time and we allow 12 free transfers per calendar year. We reserve the right to allow additional transfers in excess of 12 per calendar year. For variable payments, an assumed net investment rate must be selected.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected.

For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us. **See** "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial income phase payment will be, while future payments will increase each year at a greater rate.

Generally, this feature is not available with cash refund payment options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables on the following page), a daily asset charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality, expense and administrative risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The first payment amount must meet the minimums stated in the contract. This amount is currently $50 per month or $250 per year, but the Company reserves the right to increase these amounts, if allowed by state law, based on increases reflected in the Consumer Price Index - Urban (CPI-U) since July 1, 1993. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment option table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional and/or legal tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See** "**FEDERAL TAX CONSIDERATIONS**."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts may restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the tables:
- **Annuitant -** The person(s) on whose life expectancy the income phase payments are calculated; and
- **Beneficiary -** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit--None:** All payments end upon the annuitant's death.
Life Income-- Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** • When you select this option you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or • 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit--None:** All payments end after the death of both annuitants.
Life Income-- Two Lives-- Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit--Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments.
Life Income-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit--Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-- Two Lives-- Cash Refund Option (fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit--Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options	
Nonlifetime-- Guaranteed Payments*	**Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit--Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum.

---

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until you're age 95.

Lump-Sum Payment: If the Nonlifetime--Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. **See** "**FEES - Early Withdrawal Charge**." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the 3.5% or 5% assumed net investment rate for variable payments).

FEDERAL TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions;
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

> **In this Section:**
>
> - **Introduction;**
> - **Taxation of Qualified Contracts;**
> - **Possible Changes in Taxation; and**
> - **Taxation of the Company.**
>
> When consulting a tax and/or legal adviser, be certain that he or she has expertise with respect to the provisions of the Internal Revenue Code of 1986, as amended (the "Tax Code") that apply to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a tax and/or legal adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis ("qualified contracts"). Qualified contracts are designed for use by individuals and/or employers whose purchase payments are comprised solely of proceeds from and/or contributions to retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under Sections 401(a), 401(k), 403(b) or 457(b) of the Tax Code. **Employers or individuals intending to use the contract with such plans should seek legal and tax advice.**

Roth Accounts. Tax Code Section 402A allows employees of certain private employers offering 401(k) plans, employees of public schools and certain Tax Code Section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 401(k), Roth 403(b) and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted by us and under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Eligible Retirement Plans and Programs

The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

*   **401(a), 401(k) and Roth 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish these plans for themselves and their employees. The Tax Code also allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k) account, which provides for tax-free distributions, subject to certain restrictions;
*   **403(b) and Roth 403(b) Plans.** Section 403(b) of the Tax Code allows employees of certain Tax Code Section 501(c)(3) organizations and public schools to exclude from their gross income the purchase payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement. The Tax Code also allows employees of 501(c)(3) organizations to contribute after-tax salary contributions to a Roth 403(b) account, which provides for tax-free distributions, subject to certain restrictions; and
*   **457 and Roth 457 Plans.** Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). A 457 plan may be a 457(b) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account. The Tax Code also allows employees of certain tax-exempt 457(b) Plan employers to contribution after-tax salary contributions to a Roth 457(b) account, which provides for tax-free distributions, subject to certain restrictions.

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "**INVESTMENT OPTIONS - Risks of Investing in the Funds - Public Funds**." In order to qualify for favorable tax treatment under Tax Code Section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code Section 403(b), notwithstanding that contract purchase payments are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code Section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code Section 403(b). You should consider consulting with a tax and/or legal adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract and the terms and conditions of the qualified plan or program. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase (i.e. annuity) payments from a qualified contract, depends on the type of qualified contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
• Contributions in excess of specified limits;
• Distributions before age 59½ (subject to certain exceptions);
• Distributions that do not conform to specified commencement and minimum distribution rules; and
• Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plan or program, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans and program to the extent such terms contradict the language of the contract, unless we consent in writing.

Contract owners, participants, and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek tax and/or legal advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as described in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans and programs are limited by the Tax Code. We provide general information on these requirements for certain plans and programs below. You should consult with a tax and/or legal adviser in connection with contributions to a qualified contract.

401(a), 401(k), Roth 401(k), 403(b), and Roth 403(b) Plans. The total annual contributions (including pre-tax and Roth 401(k) or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $53,000 (as indexed for 2015). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code Section 402(g) and any amounts not includible in gross income under Tax Code Sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k), Roth 401(k), 403(b), or Roth 403(b) plan to generally no more than $18,000 (for 2015). Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 401(k) and Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income. Roth 401(k) and Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $18,000 (as indexed for 2015). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code Section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
• $6,000; or
• The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Special 457 Catch-ups. Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: twice the deferral limit ($36,000); or the basic annual limit plus the amount of the base limit not used in prior year (only allowed if not using age 50 and over catch-up contributions.) For advice with respect to these catch-up provisions, please consult your own tax and/or legal adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase (i.e., annuity) payments, rollovers, exchanges and death benefit proceeds. We report the gross and taxable portions of all distributions to the IRS.

401(a), 401(k), 403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
• The distribution is an eligible rollover distribution and is directly transferred over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
• You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
• The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

Please note that rollover distribution of a pre-tax account is reported as a taxable distribution.

A distribution is an eligible rollover distribution unless it is:
• Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
• A required minimum distribution under Tax Code Section 401(a)(9);
• A hardship withdrawal;
• Otherwise excludable from income; or
• Not recognized under applicable regulations as eligible for rollover.

10% Additional Tax. The Tax Code imposes a 10% additional tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(b) plan (collectively, qualified plans), or amounts from a governmental 457(b) plan that are attributable to rollovers from qualified plans unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the plan sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is paid directly to the government in accordance with an IRS levy;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Tax Code.

In addition, the 10% additional tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 401(k), Roth 403(b) or a Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 401(k), Roth 403(b) or a Roth 457(b) account is defined as a distribution that meets the following two requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  - ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code Section 402A;
  - ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  - ▷ The first taxable year in which you made an in-plan Roth rollover of non-Roth amounts under the same plan; AND
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

401(a) Pension Plans. Subject to the terms of your 401(a) pension plan, distributions may only occur upon:
- Retirement;
- Death;
- Disability;
- Severance from employment;
- Attainment of normal retirement age;
- Attainment of age 62 under a phased retirement provision if available under your plan as described in the Pension Protection Act of 2006; or
- Termination of the plan.

Such distributions remain subject to other applicable restrictions under the Tax Code.

401(k) and Roth 401(k) Plans. Subject to the terms of your 401(k) plan, distributions from your 401(k) or Roth 401(k) employee account, and possibly all or a portion of your 401(k) or Roth 401(k) employer account, may only occur upon:
- Retirement;
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Termination of the plan (assets must be distributed within one year).

Such distributions remain subject to other applicable restrictions under the Tax Code.

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code Section 403(b)(11) may only occur upon:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship;
- Termination of the plan (assets must be distributed within one year); or
- Meeting other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code Section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code Section 403(b)(7)(A)(ii).

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted under a Section 457(b) plan sponsored by a tax exempt entity if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

To avoid certain tax penalties, you and any designated beneficiary must also satisfy the required minimum distribution rules set forth in the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under 401(a), 401(k), and governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime required minimum distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you die on September 1, 2015, your entire balance must be distributed to the designated beneficiary by December 31, 2020. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, eligible rollover distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, withholding will generally be 30% based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code Section 401(k), 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 401(k), Roth 403(b) or Roth 457(b) account), non-Roth amounts may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Please note that in-plan rollovers into a Roth account are not subject to withholding. Consequently, an individual considering such a transaction may want to increase their tax withholding or make an estimated tax payment in the year of the rollover. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 401(k), Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Tax Code Section 72(t) that would normally apply to distributions from a 401(k) or 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code Section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

Due to administrative complexity, certain in-plan Roth rollovers may not be available through the contract. Additionally, the tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek tax and/or legal advice regarding your particular situation.

Assignment and Other Transfers

401(a), 401(k), Roth 401(k), 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code Section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Before June 26, 2013, pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages were not recognized for purposes of federal law. On that date the U.S. Supreme Court held in United States v. Windsor that Section 3 of DOMA is unconstitutional. While valid same-sex marriages are now recognized under federal law and the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code Sections 72(s) and 401(a)(9) are now available to same-sex spouses, there are still unanswered questions regarding the scope and impact of the Windsor decision at a state tax level. Consequently, if you are married to a same-sex spouse you should contact a tax and/or legal adviser regarding spousal rights and benefits under the contract described in this prospectus and your particular tax situation.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (i.e., effective before the date of the change). You should consult a tax and/or legal adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, Voya Financial Partners, LLC, serves as the principal underwriter for the contracts. Voya Financial Partners, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. Voya Financial Partners, LLC is also a member of the FINRA and the Securities Investor Protection Corporation. Voya Financial Partners, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with Voya Financial Partners, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with Voya Financial Partners, LLC for the sale of our variable annuity contracts:
- Voya Financial Advisors Inc.
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account, but instead is paid by us through Voya Financial Partners, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives install and service contracts, provide product explanations, and periodically review participants' retirement needs as well as the investment options available under the contract. To permit these representatives to balance the needs of their clients with their own business operations, the Company provides them with a range of commission options to choose from.

Registered Representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets range from 0% to 3%. The commission paid on recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 2% may be paid on recurring payments up to the amount of the maximum of prior year's payments, and commissions of up to 3% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2% on transferred assets and an asset-based commission ranging up to 0.50%. Individual representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 3% of total premium payments. These other promotional incentives or payments may be limited to contracts offered to certain plans, may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

The level of commission paid on a particular contract affects the level of charges under the contract, including the daily asset charge and the applicability of an early withdrawal charge schedule. Because your registered representative may select the level of compensation he or she receives in connection with the sale of the contract, he or she may have a financial incentive to recommend this contract over other contracts. You should discuss with your registered representative the level of compensation he or she will choose in connection with the sale of this contract and how that compensation may compare with compensation available under other products or contracts your registered representative feels may be suitable for you. For more information about the compensation options available to your registered representative and how they impact the daily asset charge under your contract, see the "**Offering and Purchase of Contracts**" section of the SAI.

To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with purchase payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to Voya Financial Advisors Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Employees of the Company or its affiliates (including wholesaling employees) may receive more compensation when funds advised by the Company or its affiliates ("affiliated funds") are selected by a contract holder than when unaffiliated funds are selected. Additionally, management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through Voya Financial Partners, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2014, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

1. Voya Financial Advisors, Inc.
2. Signator Financial Services, Inc.
3. LPL Financial Corporation
4. Morgan Stanley Smith Barney LLC
5. American Portfolios Financial Services, Inc.
6. Cetera Financial Group
7. Financial Telesis Inc./Jhw Financial Services Inc.
8. Lincoln Financial Advisors Corporation
9. NFP Advisor Services, LLC
10. PlanMember Securities Corporation
11. Securities America, Inc.
12. Royal Alliance Associates, Inc.
13. MetLife Securities, Inc.
14. Primerica Financial Services, Inc.
15. NIA Securities, L.L.C.
16. GWN Securities, Inc.
17. Cadaret, Grant & Co., Inc.
18. TFS Securities, Inc.
19. NYLIFE Securities LLC
20. Woodbury Financial Services, Inc.
21. National Planning Corporation
22. Ameriprise Financial Services, Inc.
23. Northwestern Mutual Investment Services, LLC
24. First Allied Securities, Inc.
25. Edward D. Jones & Co., L.P.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative, along with the ability of the registered representative to select from various compensation options, may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Administrators. Some retirement plans utilize the services of third party administrators (TPAs). In certain situations, the Company may make payments to select TPAs intended to partially reimburse the cost of providing certain services (*e.g.,* takeover related servicing, participant enrollment and education services) of value to the Company. The Company also hosts several TPA conferences each year, which provide a forum for an exchange of ideas in our product initiatives and how well those initiatives are meeting market needs. Attendees may be reimbursed for all or a portion of their attendance costs and may receive meals and entertainment at the conference. Your TPA may informally consult with you and/or your sales professional on the retirement plan provider that would work best with your plan. The payments the Company makes to TPAs may provide your TPA with a financial incentive to recommend working with our Company over other companies whose products may be suitable for you. You may wish to inquire about whether your TPA receives payments from us and take those payments into consideration as part of your purchase decision.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program-related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month end, one, five and 10-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., annual maintenance fees, daily asset charges, subaccount administrative adjustment charges (if any), transferred asset benefit charge (if applicable), and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. If we reflected this charge in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include monthly, quarterly, year-to-date and three-year periods, and may include returns calculated from the fund's inception date and/or the date the fund was added to the separate account.

Contract Modification

We may change the contract as required by federal or state law by notifying the contract holder at least 30 calendar days before the change becomes effective. In addition, the contract may be changed at any time, except for a reduction in the minimum guaranteed interest rate for the Fixed Plus Account II, by written mutual agreement between the contract holder and the Company. We may, upon 60 days' written notice to the contract holder, make unilateral changes to certain provisions of the contracts that would apply only to individuals who became participants under the contract after the effective date of such changes. If a contract holder indicates that it does not agree to a change by providing notice to us that we receive at least 30 calendar days before the date the change becomes effective, we reserve the right to refuse to establish new accounts under the contract and to discontinue accepting payments to existing accounts.

In addition, we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Any such change will not take effect until at least 12 months after the contract effective date or until at least 12 months after any previous change. Such a change would not apply to accounts established before the date the change becomes effective.

We reserve the right to amend the contract to include any future changes required to maintain the contract as a designated Roth 401(k) and/or Roth 403(b) annuity contract (or Roth 401(k) and/or Roth 403(b) account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, Voya Financial Partners, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or Voya Financial Partners, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim.

- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including Voya Financial Partners, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

The outcome of a litigation or regulatory matter and the amount or range of potential loss is difficult to forecast and estimating potential losses requires significant management judgment. It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings), or when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Payment of benefits or values may also be delayed or suspended as required by court order or other regulatory proceeding.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $10,000, this value is not due to negative investment performance, and no purchase payments have been received within the previous 12 months. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling us at the number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account which supports insurance and annuity obligations.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including the systematic distribution option, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by state or federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. In the event that the transferred asset benefit option has been selected, the credited interest rate will be reduced in an amount not to exceed 1.00% (0.50% for contracts issued prior to September 27, 2010, or upon state regulatory approval of the maximum 1.00% charge, whichever is later), for a period not to exceed seven years. This decrease in the credited interest rate will apply to all participants under the contract regardless of whether they receive the benefit of the TAB. For example, if your participation in the contract begins after the TAB is allocated to the contract, you will be subject to the decrease in the interest credited rate even though you did not receive any of the TAB. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each 12-month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be canceled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:
- Due to your death during the accumulation phase if the amount is paid within six months of your death;
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  ▷ If applicable, the hardship is certified by the employer;
  ▷ The amount is paid directly to you; and
  ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period;
- Due to your separation from service with the employer, provided that all the following apply:
  ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  ▷ Separation from service is documented in a form acceptable to us;
  ▷ The amount withdrawn is paid directly to you; and
  ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfer on the day we receive a transfer request in good order at the address listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account II is less than or equal to $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract holder.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account (the "GAA") is a fixed interest option that may be available during the accumulation phase. Amounts applied to the GAA will be held in a nonunitized separate account within the Company's general account. This Appendix is only a summary of certain facts about the GAA and does not include elements of the GAA that do not apply to the contracts offered through this prospectus. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in "**CONTRACT OVERVIEW - Questions: Contacting the Company**."

In General. Amounts that you invest in the GAA will earn a guaranteed interest rate if amounts are left in the GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in the GAA, you will want to contact your local representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in the GAA. We change this rate periodically, so be certain that you know what rate we guarantee on the day your account dollars are invested into the GAA; and
- The period of time your account dollars need to remain in the GAA in order to earn that rate. You are required to leave your account dollars in the GAA for a specified period of time (guaranteed term), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond with interest rates available on fixed income investments we may buy using deposits directed to the GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends and competitive factors. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Fees and Other Deductions. If all or a portion of your account value in the GAA is withdrawn, you may incur the following:
- Market Value Adjustment ("MVA") - as described in this Appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding - see "**FEDERAL TAX CONSIDERATIONS**";
- Early Withdrawal Charge - see "**FEES**"; and/or
- Maintenance Fee - see "**FEES**."

We do not make deductions from amounts in the GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from the GAA before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "**SYSTEMATIC DISTRIBUTION OPTIONS**," no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the GAA in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
• Short-term-three years or less; and
• Long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:
• Transfer dollars to a new guaranteed term;
• Transfer dollars to other available investment options; or
• Withdraw dollars.

Deductions may apply to withdrawals. **See** "**Fees and Other Deductions**" **in this Appendix**.

Transfer of Account Dollars. Generally, account dollars invested in the GAA may be transferred among guaranteed terms offered through the GAA, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The GAA cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the GAA. However, we include your account value in the GAA when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the GAA. If amounts are withdrawn from the GAA and then reinstated in the GAA, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this Appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-200435.*

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Sections 403(b) or 401(a)/(k) of the Tax Code (Except Voluntary Section 403(b) Plans) (including Roth 403(b) and Roth 401(k) Plans)*

The employer has adopted a plan under Tax Code Sections 403(b) (including Roth 403(b)), 401(a)/(k) (including Roth 401(k)) ("Plan") and has purchased a Voya Retirement Insurance and Annuity Company (the "Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an employee account and by the employer to an employer account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:
- The participant owns the value of his/her employee account subject to the restrictions of Tax Code Sections 403(b), 401(a)/(k) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Tax Code Sections 403(b), 401(a)/(k), the participant has ownership in the value of his/her employer account;
- The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company;
- The employer may permit the participant to make investment selections under the employee account and/or the employer account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract;
- On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner; and
- In the event of the participant's death, the employer is the named beneficiary under the terms of the Contract. The participant has the right to name a personal beneficiary as determined under the terms of the Plan and file that beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

---

* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan and under individual contracts, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the plan sponsor or its delegate. **See** "**FEDERAL TAX CONSIDERATIONS - Distributions – Eligibility – 403(b) and Roth 403(b) Plans**." See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
FUND DESCRIPTIONS

Certain funds offered under the contracts have limited availability as follows:

- AllianzGI NFJ Small-Cap Value Fund is only available to plans offering the fund prior to May 6, 2005.
- Lazard Emerging Markets Equity Portfolio (Open Shares) is only available to plans offering the portfolio prior to July 19, 2010.
- Columbia Diversified Equity Income Fund (Class R3) is available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.
- Columbia High Yield Bond Fund (Class R3) is available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.
- Dodge & Cox International Stock Fund is only available to plans offering the fund prior to January 16, 2015.
- Lord Abbett Developing Growth Fund, Inc. is only available to plans offering the fund prior to January 15, 2012.
- Lord Abbett Mid Cap Stock Fund, Inc. is only available to plans offering the fund prior to September 1, 2005.
- Lord Abbett Small-Cap Value Fund is only available to plans offering the fund prior to September 1, 2005.
- Oppenheimer Developing Markets Fund is only available to plans offering the fund prior to April 12, 2013.
- T. Rowe Price Mid-Cap Value Fund is only available to plans offering the fund prior to February 25, 2005.
- The Voya Growth and Income Portfolio (Class I) is available only to those contracts that were offering the ING Opportunistic LargeCap Portfolio (Class I) as of the August 20, 2010.
- The Voya Growth and Income Portfolio (Class S) is available only to those contracts that were offering the ING Growth and Income Portfolio II (Class S) as of August 7, 2009.
- The Voya Large Cap Growth Portfolio (Class I) is available only to those contracts that were offering the ING Lord Abbett Growth and Income Portfolio (Class I) and the ING Pioneer Equity Income Portfolio (Class I) prior to January 21, 2011. Class S shares remain available for investment under the contract.
- The Voya Large Cap Value Portfolio (Class I) is available only to those contracts that were offering the ING Pioneer Equity Income Portfolio (Class I) and/or the Pioneer Mid Cap Value VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The Voya Multi-Manager Large Cap Core Portfolio (Class I) is available only to those contracts that were offering the Pioneer Fund VCT Portfolio (Class I) prior to July 27, 2007. Class S shares remain available for investment under the contract.
- The VY® JPMorgan Mid Cap Value Portfolio is only available to plans offering the fund prior to February 7, 2014.
- The VY® T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I) are available only to plans that were offering I Class prior to November 3, 2005. Class S shares remain available for investment under the contract.
- The VY® Templeton Global Growth Portfolio (Class I) is available only to those contracts that were offering the Templeton Growth Fund, Inc. (Class A) prior to July 27, 2007. Class S shares remain available for investment under the contract.

List of Fund Name Changes

New Fund Name	Former Fund Name
AB Growth and Income Fund, Inc.	AllianceBernstein Growth and Income Fund, Inc.
Franklin Mutual Global Discovery Fund	Mutual Global Discovery Fund
Victory Sycamore Small Company Opportunity Fund	Victory Small Company Opportunity Fund

The investment results of the mutual funds ("funds") are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge at

the address and telephone number listed in "CONTRACT OVERVIEW - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you have received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
AB Growth and Income Fund, Inc. **Investment Adviser:** AllianceBernstein, L.P.	Seeks long-term growth of capital.
Alger Capital Appreciation Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
AllianzGI NFJ Dividend Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC ("NFJ")	Seeks long-term growth of capital and income.
AllianzGI NFJ Small-Cap Value Fund **Investment Adviser:** Allianz Global Investors Fund Management LLC **Subadviser:** NFJ Investment Group LLC. ("NFJ")	Seeks long-term growth of capital and income.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth, consistent with Islamic principles.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital, consistent with Islamic principles.
American Century Investments® Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investment in inflation-indexed securities.
American Funds® - American Balanced Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide (1) conservation of capital, (2) current income and (3) long-term growth of capital and income.
American Funds® - Capital World Growth and Income Fund® **Investment Adviser:** Capital Research and Management Company[SM]	Seeks to provide long-term growth of capital while providing current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
American Funds® - EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital.
American Funds® - Fundamental Investors® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to achieve long-term growth of capital and income.
American Funds® - New Perspective Fund® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide long-term growth of capital. Future income is a secondary objective.
American Funds® - The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide growth of capital.
American Funds® - The Income Fund of America® **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to provide current income while secondarily striving for capital growth.
American Funds® - Washington Mutual Investors Fund^{SM} **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing.
Ariel Appreciation Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Pursues long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Equity Dividend Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks long-term total return and current income.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC	Seeks capital appreciation and, secondarily, income by investing in securities, primarily equity securities that Fund management believes are undervalued and therefore represent an investment value.
Columbia^{SM} Acorn® Fund **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and as a secondary objective steady growth of capital.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Columbia High Yield Bond Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with high level of current income as its primary objective and, as its secondary objective, capital growth.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long-term capital appreciation.
CRM Mid Cap Value Fund **Investment Adviser:** Cramer Rosenthal McGlynn, LLC	Seeks long-term capital appreciation.
Dodge & Cox International Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income.
Dodge & Cox Stock Fund **Investment Adviser:** Dodge & Cox	Seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.
Eaton Vance Large-Cap Value Fund* **Investment Adviser:** Boston Management and Research (BMR), a subsidiary of Eaton Vance Management** ** This fund invests all of its investable assets in interests in Large-Cap Value Portfolio, which has the same investment objective and policies as the fund.* ***Investment adviser to the Large-Cap Value Portfolio*	Seeks total return.
Fidelity Advisor® New Insights Fund **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks capital appreciation.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc. and other investment advisers	Seeks to achieve capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Franklin Mutual Global Discovery Fund **Investment Adviser:** Franklin Mutual Advisers, LLC	Seeks capital appreciation.
Franklin Small Cap Value VIP Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.
Franklin Small-Mid Cap Growth Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks long-term capital growth.
Invesco Endeavor Fund **Investment Adviser:** Invesco Advisers, Inc. **Subadviser:** Invesco Canada, Ltd.	Seeks long-term growth of capital.
Invesco Global Health Care Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Invesco Small Cap Value Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
Lazard Emerging Markets Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lazard US Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Lord Abbett Core Fixed Income Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seek income and capital appreciation to produce a high total return.
Lord Abbett Developing Growth Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital through a diversified and actively managed portfolio consisting of developing growth companies, many of which are traded over the counter.
Lord Abbett Fundamental Equity Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term growth of capital and income without excessive fluctuations in market value.
Lord Abbett Mid Cap Stock Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Lord Abbett Small-Cap Value Fund **Investment Adviser:** Lord, Abbett & Co. LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Mainstay Large Cap Growth Fund **Investment Adviser:** New York Life Investment Management LLC **Subadviser:** Winslow Capital Management, Inc.	Seeks long-term growth of capital.
Massachusetts Investors Growth Stock Fund **Investment Adviser:** Massachusetts Financial Services Company	Seeks capital appreciation.
Neuberger Berman Genesis Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks growth of capital.
Neuberger Berman Socially Responsive Fund® **Investment Adviser:** Neuberger Berman Management LLC **Subadviser:** Neuberger Berman LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund's financial criteria and social policy.
Oppenheimer Capital Appreciation Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer Gold & Special Minerals Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks capital appreciation.
Oppenheimer International Bond Fund **Investment Adviser:** OppenheimerFunds, Inc.	The Fund seeks total return.
Pax World Balanced Fund **Investment Adviser:** Pax World Management LLC	Seeks income and conservation of principal and secondarily long-term growth of capital.
PIMCO Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term capital appreciation primarily through the securities of issuers in countries with emerging economics or securities markets.
Pioneer High Yield Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return by investing in below-investment-grade debt securities and preferred securities.
Pioneer Strategic Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks a high level of current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Royce Total Return Fund **Investment Adviser:** Royce & Associates, LLC ("Royce")	Seeks both long-term growth of capital and current income.
T. Rowe Price Mid-Cap Value Fund **Investment Adviser:** T. Rowe Price Associates, Inc.	Seeks to provide long-term capital appreciation by investing primarily in mid-size companies that appear to be undervalued.
Templeton Foreign Fund **Investment Adviser:** Templeton Global Advisors Limited	The Fund's investment goal is long-term capital growth.
Thornburg International Value Fund **Investment Adviser:** Thornburg Investment Management, Inc. ("Thornburg")	Seeks long-term capital appreciation by investing in equity and debt securities of all types. The secondary, non-fundamental goal of the fund is to seek some current income.
Vanguard® Diversified Value Portfolio* **Investment Adviser:** Barrow, Hanley, Mewhinney & Strauss, Inc. ***Vanguard is a trademark of The Vanguard Group, Inc.**	Seeks to provide long-term capital appreciation and income.
Vanguard® Equity Income Portfolio* **Investment Adviser:** Vanguard Equity Investment Group, Wellington Management Company, LLP ***Vanguard is a trademark of The Vanguard Group, Inc.**	Seeks to provide an above-average level of current income and reasonable long-term capital appreciation.
Vanguard® Small Company Growth Portfolio* **Investment Adviser:** Granahan Investment Management, Inc., Vanguard's Equity Investment Group ***Vanguard is a trademark of The Vanguard Group, Inc.**	Seeks to provide long-term capital appreciation.
Victory Sycamore Small Company Opportunity Fund **Investment Adviser:** Victory Capital Management, Inc.	Seeks to provide capital appreciation.
Voya Aggregate Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
Voya Balanced Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
Voya Global Bond Portfolio **Investment Adviser: Directed Services LLC** **Subadviser: Voya Investment Management Co. LLC**	Seeks to maximize total return through a combination of current income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Global Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return consisting of capital appreciation and current income.
Voya Global Value Advantage Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth and current income.
Voya GNMA Income Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks a high level of current income consistent with liquidity and safety of principal through investment primarily in Government National Mortgage Association ("GNMA") mortgage-backed securities (also known as GNMA Certificates) that are guaranteed as to the timely payment of principal and interest by the U.S. government.
Voya Growth and Income Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Growth Opportunities Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Index Plus LargeCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
Voya Index Plus MidCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.
Voya Index Plus SmallCap Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Index Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Index Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Intermediate Bond Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return through income and capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Intermediate Bond Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya International Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Voya Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Money Market Portfolio* **Investment Adviser:** Voya Investments, LLC **Subadviser**: Voya Investment Management Co. LLC ** There is no guarantee that the Voya Money Market Portfolio subaccount will have a positive or level return.*	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
Voya Multi-Manager International Small Cap Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** Acadian Asset Management LLC, Victory Capital Management, Inc., and Wellington Management Company, LLP	Seeks maximum long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio **Investment Adviser:** Directed Services LLC **Subadvisers**: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Real Estate Fund **Investment Adviser:** Voya Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* fund that seeks total return consisting of long-term capital appreciation and current income.
Voya Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell™ Large Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell™ Large Cap Value Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.
Voya Russell™ Mid Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
Voya Russell™ Small Cap Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya Small Company Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
Voya SmallCap Opportunities Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
Voya Strategic Allocation Conservative Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital growth, both realized and unrealized) consistent with preservation of capital.
Voya Strategic Allocation Growth Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide capital appreciation.
Voya Strategic Allocation Moderate Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to provide total return (*i.e.,* income and capital appreciation, both realized and unrealized).

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
Voya U.S. Bond Index Portfolio **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY® American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
VY® Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
VY® Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
VY® FMR® Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company *_* FMR is a registered service mark of Fidelity Management & Research Company. Used with permission._	Seeks long-term growth of capital.
VY® Invesco Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
VY® Invesco Equity and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® Invesco Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
VY® Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
VY® Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
VY® T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser**: T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth through investments in stocks.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
VY® T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wells Fargo Advantage Special Small Cap Value Fund **Investment Adviser:** Wells Fargo Funds Management, LLC **Subadviser:** Wells Capital Management Incorporated	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

INDEX

APPENDIX V
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2014, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2014, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2014 are not reflected in the following information.

TABLE 1
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007
AMERICAN BALANCED FUND® (CLASS R-3)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$18.65	$15.37	$13.50	$13.05	$11.58	$9.59	$12.95	$12.29
Value at end of period	$20.24	$18.65	$15.37	$13.50	$13.05	$11.58	$9.59	$12.95
Number of accumulation units outstanding at end of period	20,104	34,725	29,844	25,431	11,424	9,529	8,670	7,267
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$12.26	$13.54	$12.88					
Value at end of period	$12.54	$12.26	$13.54					
Number of accumulation units outstanding at end of period	5,353	3,683	1,143					
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$17.40	$14.01	$13.47					
Value at end of period	$18.96	$17.40	$14.01					
Number of accumulation units outstanding at end of period	11,279	8,660	2,542					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)								
(Funds were first received in this option during February 2012)								
Value at beginning of period	$23.83	$17.90	$17.35					
Value at end of period	$25.33	$23.83	$17.90					
Number of accumulation units outstanding at end of period	42	11,192	14,696					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$18.87	$15.15	$13.96					
Value at end of period	$19.56	$18.87	$15.15					
Number of accumulation units outstanding at end of period	3,142	2,283	750					
DODGE & COX INTERNATIONAL STOCK FUND								
(Funds were first received in this option during August 2013)								
Value at beginning of period	$15.05	$13.33						
Value at end of period	$14.98	$15.05						
Number of accumulation units outstanding at end of period	3,468	5,169						
DODGE & COX STOCK FUND								
(Funds were first received in this option during August 2013)								
Value at beginning of period	$18.87	$16.52						
Value at end of period	$20.73	$18.87						
Number of accumulation units outstanding at end of period	5,574	5,174						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
EUROPACIFIC GROWTH FUND® (CLASS R–3)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$22.23	$18.56	$15.61	$18.12	$16.61	$11.98	$20.20	$17.04
Value at end of period	$21.58	$22.23	$18.56	$15.61	$18.12	$16.61	$11.98	$20.20
Number of accumulation units outstanding at end of period	1,230	35,242	37,987	112,305	82,862	73,444	73,097	66,492
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$18.58	$14.06	$12.15	$12.95				
Value at end of period	$20.27	$18.58	$14.06	$12.15				
Number of accumulation units outstanding at end of period	10,738	8,323	2,053	162				
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$23.14	$17.69	$15.26	$15.72	$13.46	$9.96	$17.40	$14.95
Value at end of period	$25.80	$23.14	$17.69	$15.26	$15.72	$13.46	$9.96	$17.40
Number of accumulation units outstanding at end of period	45,110	78,747	84,128	227,544	191,341	178,049	165,284	158,219
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$17.84	$13.97	$11.96	$11.89	$10.37	$8.00	$14.00	$14.05
Value at end of period	$19.31	$17.84	$13.97	$11.96	$11.89	$10.37	$8.00	$14.00
Number of accumulation units outstanding at end of period	15,499	18,907	21,326	21,519	22,737	19,397	13,256	12,574
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$18.09	$13.32	$11.66	$11.68	$9.45	$7.39	$14.05	$11.36
Value at end of period	$20.05	$18.09	$13.32	$11.66	$11.68	$9.45	$7.39	$14.05
Number of accumulation units outstanding at end of period	7,460	7,459	13,613	13,631	13,602	11,705	11,649	7,673
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)								
(Funds were first received in this option during June 2008)								
Value at beginning of period	$24.42	$19.53	$17.27	$17.84	$16.09	$13.33	$18.24	
Value at end of period	$25.58	$24.42	$19.53	$17.27	$17.84	$16.09	$13.33	
Number of accumulation units outstanding at end of period	0	0	0	0	0	702	0	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$25.78	$18.96	$16.05	$16.71	$13.06	$10.13	$13.90	
Value at end of period	$25.88	$25.78	$18.96	$16.05	$16.71	$13.06	$10.13	
Number of accumulation units outstanding at end of period	65	14,222	17,712	16,371	1,187	0	699	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$22.10	$15.98	$14.45	$15.49				
Value at end of period	$23.71	$22.10	$15.98	$14.45				
Number of accumulation units outstanding at end of period	10	17,934	17,415	16,543				
FUNDAMENTAL INVESTORS℠ (CLASS R–3)								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$13.88	$10.59	$9.06	$9.27	$8.73			
Value at end of period	$15.06	$13.88	$10.59	$9.06	$9.27			
Number of accumulation units outstanding at end of period	965	18,527	22,857	18,492	147			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$20.47	$15.87	$14.40	$15.58				
Value at end of period	$21.36	$20.47	$15.87	$14.40				
Number of accumulation units outstanding at end of period	15	4,455	4,295	3,438				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
INVESCO SMALL CAP VALUE FUND (CLASS A)								
(Funds were first received in this option during December 2013)								
Value at beginning of period	$26.95	$26.95						
Value at end of period	$28.81	$26.95						
Number of accumulation units outstanding at end of period	240	428						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)								
(Funds were first received in this option during February 2012)								
Value at beginning of period	$24.80	$15.81	$15.71					
Value at end of period	$25.56	$24.80	$15.81					
Number of accumulation units outstanding at end of period	0	222	384					
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$17.85	$13.09	$11.85	$13.19				
Value at end of period	$19.05	$17.85	$13.09	$11.85				
Number of accumulation units outstanding at end of period	2,463	1,767	2,385	1,874				
MAINSTAY LARGE CAP GROWTH FUND (CLASS R3)								
(Funds were first received in this option during February 2012)								
Value at beginning of period	$18.90	$13.90	$13.65					
Value at end of period	$20.77	$18.90	$13.90					
Number of accumulation units outstanding at end of period	75	33,684	30,538					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)								
(Funds were first received in this option during January 2013)								
Value at beginning of period	$20.16	$16.41						
Value at end of period	$22.42	$20.16						
Number of accumulation units outstanding at end of period	490	34						
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$18.26	$13.39	$13.01					
Value at end of period	$18.14	$18.26	$13.39					
Number of accumulation units outstanding at end of period	4,411	2,909	899					
NEW PERSPECTIVE FUND® (CLASS R-3)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$22.93	$18.14	$15.07	$16.36	$14.56	$10.62	$17.15	$14.80
Value at end of period	$23.58	$22.93	$18.14	$15.07	$16.36	$14.56	$10.62	$17.15
Number of accumulation units outstanding at end of period	14,182	32,076	32,701	125,636	117,008	115,666	120,620	142,468
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$39.20	$36.25	$30.05	$36.77	$29.01	$16.00	$30.84	$23.18
Value at end of period	$37.24	$39.20	$36.25	$30.05	$36.77	$29.01	$16.00	$30.84
Number of accumulation units outstanding at end of period	22,243	22,901	24,085	22,457	22,705	19,822	18,485	16,069
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$6.16	$11.82	$12.08					
Value at end of period	$5.20	$6.16	$11.82					
Number of accumulation units outstanding at end of period	3,260	1,808	330					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$16.74	$14.42	$12.98	$13.25	$11.87	$9.80	$14.17	$13.15
Value at end of period	$18.05	$16.74	$14.42	$12.98	$13.25	$11.87	$9.80	$14.17
Number of accumulation units outstanding at end of period	9,779	10,320	10,225	11,492	13,653	12,171	11,393	9,480

CFI 3

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)								
(Funds were first received in this option during June 2012)								
Value at beginning of period	$14.72	$16.25	$15.88					
Value at end of period	$15.13	$14.72	$16.25					
Number of accumulation units outstanding at end of period	1,553	1,419	1,437					
PIONEER HIGH YIELD FUND (CLASS A)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$19.03	$16.98	$14.80	$15.09	$12.86	$7.95	$12.65	$11.94
Value at end of period	$18.96	$19.03	$16.98	$14.80	$15.09	$12.86	$7.95	$12.65
Number of accumulation units outstanding at end of period	26,208	38,905	48,319	120,880	120,622	127,479	103,291	77,568
PIONEER STRATEGIC INCOME FUND (CLASS A)								
(Funds were first received in this option during May 2011)								
Value at beginning of period	$12.55	$12.39	$11.16	$11.27				
Value at end of period	$13.10	$12.55	$12.39	$11.16				
Number of accumulation units outstanding at end of period	13,337	11,087	11,132	7,152				
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)								
(Funds were first received in this option during December 2013)								
Value at beginning of period	$24.42	$24.42						
Value at end of period	$26.87	$24.42						
Number of accumulation units outstanding at end of period	3,140	2,834						
TEMPLETON FOREIGN FUND (CLASS A)								
(Funds were first received in this option during April 2014)								
Value at beginning of period	$20.67							
Value at end of period	$18.05							
Number of accumulation units outstanding at end of period	351							
THE GROWTH FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$21.05	$15.78	$13.13	$13.84	$12.36	$9.22	$15.17	$13.73
Value at end of period	$22.93	$21.05	$15.78	$13.13	$13.84	$12.36	$9.22	$15.17
Number of accumulation units outstanding at end of period	37,364	36,655	34,117	105,792	73,191	66,752	42,845	46,711
THE INCOME FUND OF AMERICA® (CLASS R-3)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$19.23	$16.33	$14.63	$13.91	$12.47	$10.05	$14.19	$13.93
Value at end of period	$20.77	$19.23	$16.33	$14.63	$13.91	$12.47	$10.05	$14.19
Number of accumulation units outstanding at end of period	16,299	12,571	11,594	8,934	7,753	6,050	3,975	2,980
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$15.88	$16.18	$15.00	$14.53	$13.51	$11.99	$12.02	$10.96
Value at end of period	$16.70	$15.88	$16.18	$15.00	$14.53	$13.51	$11.99	$12.02
Number of accumulation units outstanding at end of period	6,245	27,781	30,227	191,959	153,371	151,147	126,746	99,605
VOYA BALANCED PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$16.26	$13.96	$12.32	$12.52	$10.99	$9.24	$12.89	$12.36
Value at end of period	$17.22	$16.26	$13.96	$12.32	$12.52	$10.99	$9.24	$12.89
Number of accumulation units outstanding at end of period	1,481	1,559	1,723	1,743	2,618	1,809	1,834	1,399
VOYA GLOBAL BOND PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$13.13	$13.72	$13.15					
Value at end of period	$13.16	$13.13	$13.72					
Number of accumulation units outstanding at end of period	3,613	2,500	690					

CFI 4

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
VOYA GNMA INCOME FUND (CLASS A)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$14.96	$15.24	$14.81	$13.79	$12.98	$12.37	$11.57	$10.95
Value at end of period	$15.70	$14.96	$15.24	$14.81	$13.79	$12.98	$12.37	$11.57
Number of accumulation units outstanding at end of period	10,262	11,079	10,333	9,811	8,207	6,980	6,065	2,511
VOYA HIGH YIELD PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2013)								
Value at beginning of period	$18.10	$18.10						
Value at end of period	$18.30	$18.10						
Number of accumulation units outstanding at end of period	1,139	1,095						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$17.75	$13.40	$11.76	$11.82	$10.41	$8.48	$13.57	$13.09
Value at end of period	$20.13	$17.75	$13.40	$11.76	$11.82	$10.41	$8.48	$13.57
Number of accumulation units outstanding at end of period	2,936	15,125	14,760	15,873	7,656	5,243	5,298	8,802
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$22.09	$16.48	$14.06	$14.28	$11.76	$8.96	$14.41	$14.28
Value at end of period	$24.10	$22.09	$16.48	$14.06	$14.28	$11.76	$8.96	$14.41
Number of accumulation units outstanding at end of period	16,095	20,065	17,886	16,475	15,875	11,289	9,742	7,947
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$21.27	$14.97	$13.37	$13.53	$11.05	$8.89	$13.44	$14.28
Value at end of period	$22.34	$21.27	$14.97	$13.37	$13.53	$11.05	$8.89	$13.44
Number of accumulation units outstanding at end of period	4,606	4,699	2,600	19,665	24,380	30,412	23,642	16,870
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during January 2012)								
Value at beginning of period	$13.51	$12.33	$11.40					
Value at end of period	$14.27	$13.51	$12.33					
Number of accumulation units outstanding at end of period	1,096	732	151					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$15.04	$12.87	$12.27					
Value at end of period	$15.87	$15.04	$12.87					
Number of accumulation units outstanding at end of period	16,842	12,096	471					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$15.96	$13.11	$12.49					
Value at end of period	$16.89	$15.96	$13.11					
Number of accumulation units outstanding at end of period	21,529	17,767	991					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$16.47	$13.30	$12.77					
Value at end of period	$17.45	$16.47	$13.30					
Number of accumulation units outstanding at end of period	13,935	8,905	968					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$15.89	$12.82	$12.21					
Value at end of period	$16.86	$15.89	$12.82					
Number of accumulation units outstanding at end of period	8,391	3,970	315					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2013)								
Value at beginning of period	$12.95	$12.47						
Value at end of period	$13.70	$12.95						
Number of accumulation units outstanding at end of period	98	98						
VOYA INTERMEDIATE BOND FUND (CLASS A)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$15.10	$15.21	$13.98	$12.97	$11.83	$10.48	$11.65	$11.06
Value at end of period	$16.08	$15.10	$15.21	$13.98	$12.97	$11.83	$10.48	$11.65
Number of accumulation units outstanding at end of period	4,902	20,090	22,005	34,940	32,197	21,115	26,543	18,518
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$15.02	$15.09	$13.85	$12.92	$11.80	$10.62	$11.64	$11.06
Value at end of period	$15.97	$15.02	$15.09	$13.85	$12.92	$11.80	$10.62	$11.64
Number of accumulation units outstanding at end of period	55,379	57,397	54,068	61,687	57,385	51,000	37,722	34,663
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$10.27	$8.48	$7.16	$8.17	$7.60	$6.16		
Value at end of period	$9.64	$10.27	$8.48	$7.16	$8.17	$7.60		
Number of accumulation units outstanding at end of period	5,291	3,873	1,366	5,358	1,713	807		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2011)								
Value at beginning of period	$16.03	$12.27	$10.41	$10.33				
Value at end of period	$18.17	$16.03	$12.27	$10.41				
Number of accumulation units outstanding at end of period	7,431	3,653	2,766	4,143				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$13.31	$10.21	$8.93	$8.66	$7.28	$6.48	$9.31	$9.48
Value at end of period	$14.60	$13.31	$10.21	$8.93	$8.66	$7.28	$6.48	$9.31
Number of accumulation units outstanding at end of period	36,881	36,240	14,977	123,862	127,609	136,654	118,829	104,429
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during September 2013)								
Value at beginning of period	$13.29	$12.07						
Value at end of period	$14.56	$13.29						
Number of accumulation units outstanding at end of period	0	4,369						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2013)								
Value at beginning of period	$12.28	$10.20						
Value at end of period	$13.35	$12.28						
Number of accumulation units outstanding at end of period	3,039	2,282						
VOYA MONEY MARKET PORTFOLIO (CLASS I)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$11.28	$11.33	$11.39	$11.43				
Value at end of period	$11.22	$11.28	$11.33	$11.39				
Number of accumulation units outstanding at end of period	0	472	338	127				
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$22.67	$17.64	$14.68	$17.82	$14.31	$9.84	$20.42	$18.67
Value at end of period	$21.28	$22.67	$17.64	$14.68	$17.82	$14.31	$9.84	$20.42
Number of accumulation units outstanding at end of period	83	3,306	3,363	48,153	49,568	56,971	53,893	43,193

	2014	2013	2012	2011	2010	2009	2008	2007
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.68	$11.27	$10.24	$10.74	$9.28	$7.48	$11.47	$11.66
Value at end of period	$16.87	$14.68	$11.27	$10.24	$10.74	$9.28	$7.48	$11.47
Number of accumulation units outstanding at end of period	0	0	0	85,044	103,508	107,021	118,252	146,254
VOYA REAL ESTATE FUND (CLASS A)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$22.44	$22.05	$19.12	$17.49	$13.73	$10.59	$16.33	$21.40
Value at end of period	$29.20	$22.44	$22.05	$19.12	$17.49	$13.73	$10.59	$16.33
Number of accumulation units outstanding at end of period	12,008	22,051	27,828	25,249	16,593	14,066	12,788	9,523
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2012)								
Value at beginning of period	$22.21	$16.87	$16.86					
Value at end of period	$25.04	$22.21	$16.87					
Number of accumulation units outstanding at end of period	10,762	8,399	1,963					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$14.38	$10.92	$9.47	$9.26	$8.27	$6.97		
Value at end of period	$16.20	$14.38	$10.92	$9.47	$9.26	$8.27		
Number of accumulation units outstanding at end of period	15,043	11,067	2,812	13,146	6,617	7,681		
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during July 2009)								
Value at beginning of period	$15.90	$11.88	$10.18	$10.40	$8.32	$6.58		
Value at end of period	$17.88	$15.90	$11.88	$10.18	$10.40	$8.32		
Number of accumulation units outstanding at end of period	9,362	6,791	2,456	6,547	2,776	1,917		
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during June 2009)								
Value at beginning of period	$17.10	$12.36	$10.68	$11.14	$8.83	$7.33		
Value at end of period	$17.90	$17.10	$12.36	$10.68	$11.14	$8.83		
Number of accumulation units outstanding at end of period	6,454	4,940	1,534	5,917	1,259	1,035		
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)								
(Funds were first received in this option during December 2013)								
Value at beginning of period	$27.49	$27.49						
Value at end of period	$28.97	$27.49						
Number of accumulation units outstanding at end of period	53	708						
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.73	$12.60	$11.33	$11.42	$10.81			
Value at end of period	$14.50	$13.73	$12.60	$11.33	$11.42			
Number of accumulation units outstanding at end of period	24,658	88,691	83,458	290,591	284,633			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.14	$13.04	$11.51	$11.89	$11.07			
Value at end of period	$15.96	$15.14	$13.04	$11.51	$11.89			
Number of accumulation units outstanding at end of period	79,119	99,743	103,960	451,231	406,245			
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$15.91	$13.24	$11.52	$12.10	$11.23			
Value at end of period	$16.79	$15.91	$13.24	$11.52	$12.10			
Number of accumulation units outstanding at end of period	23,251	50,982	48,011	256,766	228,410			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$16.44	$13.34	$11.56	$12.22	$11.28			
Value at end of period	$17.40	$16.44	$13.34	$11.56	$12.22			
Number of accumulation units outstanding at end of period	13,467	68,615	62,044	346,169	282,592			
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)								
(Funds were first received in this option during June 2010)								
Value at beginning of period	$15.64	$12.68	$11.00	$11.61	$9.75			
Value at end of period	$16.60	$15.64	$12.68	$11.00	$11.61			
Number of accumulation units outstanding at end of period	5,607	2,529	1,073	4,386	484			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)								
(Funds were first received in this option during April 2010)								
Value at beginning of period	$13.00	$12.17	$11.10	$11.07	$10.42			
Value at end of period	$13.73	$13.00	$12.17	$11.10	$11.07			
Number of accumulation units outstanding at end of period	1,613	6,786	5,204	22,379	18,485			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$15.98	$14.28	$12.73	$12.53	$11.30	$9.60	$12.58	$11.99
Value at end of period	$17.02	$15.98	$14.28	$12.73	$12.53	$11.30	$9.60	$12.58
Number of accumulation units outstanding at end of period	26,499	24,403	21,317	17,100	11,970	8,559	4,856	2,267
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$16.90	$13.83	$12.04	$12.42	$11.00	$8.80	$13.78	$13.30
Value at end of period	$17.98	$16.90	$13.83	$12.04	$12.42	$11.00	$8.80	$13.78
Number of accumulation units outstanding at end of period	31,856	119,780	105,979	94,163	18,031	12,613	6,758	13,813
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$16.36	$14.05	$12.39	$12.48	$11.15	$9.17	$13.21	$12.66
Value at end of period	$17.42	$16.36	$14.05	$12.39	$12.48	$11.15	$9.17	$13.21
Number of accumulation units outstanding at end of period	31,313	24,801	22,073	16,633	12,441	11,371	7,766	4,543
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)								
(Funds were first received in this option during April 2012)								
Value at beginning of period	$12.36	$12.71	$12.30					
Value at end of period	$13.03	$12.36	$12.71					
Number of accumulation units outstanding at end of period	7,938	6,108	740					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during October 2010)								
Value at beginning of period	$25.64	$19.52	$16.77	$17.32	$15.85			
Value at end of period	$28.83	$25.64	$19.52	$16.77	$17.32			
Number of accumulation units outstanding at end of period	0	2,950	4,062	2,230	2,032			
VY® BARON GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$27.47	$19.79	$16.53	$16.17	$12.79	$9.46	$16.10	$15.65
Value at end of period	$28.66	$27.47	$19.79	$16.53	$16.17	$12.79	$9.46	$16.10
Number of accumulation units outstanding at end of period	12,018	25,549	24,064	23,473	10,884	7,885	8,254	6,564
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.00	$13.73	$11.90	$10.88	$8.51	$6.27	$10.20	$10.52
Value at end of period	$18.17	$14.00	$13.73	$11.90	$10.88	$8.51	$6.27	$10.20
Number of accumulation units outstanding at end of period	2,974	5,909	5,172	83,652	89,435	96,335	81,726	63,687

	2014	2013	2012	2011	2010	2009	2008	2007
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$16.70	$12.39	$11.04	$11.58	$10.33	$7.85	$11.92	
Value at end of period	$18.83	$16.70	$12.39	$11.04	$11.58	$10.33	$7.85	
Number of accumulation units outstanding at end of period	46	3,171	6,183	4,493	14,743	0	11,471	
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$22.93	$16.86	$14.72	$16.54	$12.89	$9.27	$15.24	$13.26
Value at end of period	$24.30	$22.93	$16.86	$14.72	$16.54	$12.89	$9.27	$15.24
Number of accumulation units outstanding at end of period	1,406	4,620	4,142	61,693	61,511	50,131	42,889	44,375
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)								
(Funds were first received in this option during March 2011)								
Value at beginning of period	$19.59	$14.51	$12.23	$12.53				
Value at end of period	$21.38	$19.59	$14.51	$12.23				
Number of accumulation units outstanding at end of period	28	16,383	16,476	15,265				
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during July 2014)								
Value at beginning of period	$10.45							
Value at end of period	$10.65							
Number of accumulation units outstanding at end of period	1,790							
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during December 2007)								
Value at beginning of period	$14.64	$15.55	$13.07	$16.01	$13.32	$7.77	$15.96	$16.02
Value at end of period	$14.76	$14.64	$15.55	$13.07	$16.01	$13.32	$7.77	$15.96
Number of accumulation units outstanding at end of period	0	0	0	48,260	49,310	51,499	37,988	25,423
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$25.35	$19.27	$16.06	$15.77	$12.82	$10.21	$15.24	$15.32
Value at end of period	$29.15	$25.35	$19.27	$16.06	$15.77	$12.82	$10.21	$15.24
Number of accumulation units outstanding at end of period	9,489	15,351	17,188	13,554	9,641	7,816	7,551	7,062
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$19.95	$15.73	$12.96	$14.14	$12.21	$8.77	$14.73	$13.94
Value at end of period	$20.36	$19.95	$15.73	$12.96	$14.14	$12.21	$8.77	$14.73
Number of accumulation units outstanding at end of period	11,896	11,769	13,781	13,713	14,035	12,820	13,128	9,520
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2007)								
Value at beginning of period	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$13.16	$12.69
Value at end of period	$23.24	$20.74	$16.99	$14.85	$14.45	$12.69	$9.53	$13.16
Number of accumulation units outstanding at end of period	102,032	92,807	103,022	177,880	162,021	165,559	144,861	108,710
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$22.20	$16.48	$14.22	$14.80	$11.55	$7.91	$13.94	$12.83
Value at end of period	$24.79	$22.20	$16.48	$14.22	$14.80	$11.55	$7.91	$13.94
Number of accumulation units outstanding at end of period	1,803	2,328	3,697	6,642	4,320	3,339	2,299	1,435
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)								
(Funds were first received in this option during January 2008)								
Value at beginning of period	$19.84	$15.31	$13.08	$13.21	$11.50	$9.21	$13.38	
Value at end of period	$21.30	$19.84	$15.31	$13.08	$13.21	$11.50	$9.21	
Number of accumulation units outstanding at end of period	0	8,517	5,674	5,193	4,621	0	4,384	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$22.03	$15.86	$13.37	$13.55	$11.62	$8.15	$14.14	$13.04
Value at end of period	$23.88	$22.03	$15.86	$13.37	$13.55	$11.62	$8.15	$14.14
Number of accumulation units outstanding at end of period	9,068	13,915	16,243	11,904	11,336	5,731	9,730	7,328
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)								
(Funds were first received in this option during April 2008)								
Value at beginning of period	$13.79	$11.50	$9.69	$11.04	$10.17	$7.71	$12.44	
Value at end of period	$12.84	$13.79	$11.50	$9.69	$11.04	$10.17	$7.71	
Number of accumulation units outstanding at end of period	4,689	4,347	4,049	4,379	3,436	2,365	2,445	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)								
(Funds were first received in this option during February 2007)								
Value at beginning of period	$19.06	$14.50	$12.94	$12.13	$10.73	$9.05	$13.57	$13.26
Value at end of period	$21.12	$19.06	$14.50	$12.94	$12.13	$10.73	$9.05	$13.57
Number of accumulation units outstanding at end of period	19,696	18,688	23,349	22,517	22,019	21,464	21,121	19,584

TABLE 2
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.05%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during August 2012)			
Value at beginning of period	$15.11	$13.02	$12.61
Value at end of period	$15.92	$15.11	$13.02
Number of accumulation units outstanding at end of period	1,388	1,020	613
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)			
(Funds were first received in this option during August 2012)			
Value at beginning of period	$13.95	$13.69	$13.72
Value at end of period	$18.09	$13.95	$13.69
Number of accumulation units outstanding at end of period	1,554	536	1,871
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$19.75	$18.34	
Value at end of period	$21.19	$19.75	
Number of accumulation units outstanding at end of period	2,045	2,046	

TABLE 3
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.10%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008
ALGER CAPITAL APPRECIATION FUND (CLASS A)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$21.04						
Value at end of period	$21.20						
Number of accumulation units outstanding at end of period	27,249						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
AMERICAN BALANCED FUND® (CLASS R-3)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$18.47	$15.24	$13.40	$12.96	$11.52	$9.55	$12.13
Value at end of period	$20.02	$18.47	$15.24	$13.40	$12.96	$11.52	$9.55
Number of accumulation units outstanding at end of period	0	0	0	0	152	9,217	13,348
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$18.68						
Value at end of period	$18.86						
Number of accumulation units outstanding at end of period	5,839						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$14.35						
Value at end of period	$14.46						
Number of accumulation units outstanding at end of period	1,561						
EUROPACIFIC GROWTH FUND® (CLASS R-3)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$22.01	$18.39	$15.49	$18.00	$16.51	$16.60	
Value at end of period	$21.35	$22.01	$18.39	$15.49	$18.00	$16.51	
Number of accumulation units outstanding at end of period	235	0	1,585	1,466	1,118	140	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$22.91	$17.54	$15.14	$15.61	$13.38	$9.91	$15.29
Value at end of period	$25.52	$22.91	$17.54	$15.14	$15.61	$13.38	$9.91
Number of accumulation units outstanding at end of period	0	0	0	0	2,963	2,964	8,010
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$25.44						
Value at end of period	$25.31						
Number of accumulation units outstanding at end of period	2,826						
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$21.88	$15.83	$14.34	$15.12	$11.81	$8.27	$12.28
Value at end of period	$23.46	$21.88	$15.83	$14.34	$15.12	$11.81	$8.27
Number of accumulation units outstanding at end of period	0	0	0	0	691	691	691
FUNDAMENTAL INVESTORS℠ (CLASS R-3)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$13.80	$10.54	$9.03	$9.25	$8.01		
Value at end of period	$14.96	$13.80	$10.54	$9.03	$9.25		
Number of accumulation units outstanding at end of period	19,545	0	1,797	1,592	947		
INVESCO SMALL CAP VALUE FUND (CLASS A)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$26.82	$18.65	$15.27	$16.68	$13.47		
Value at end of period	$28.65	$26.82	$18.65	$15.27	$16.68		
Number of accumulation units outstanding at end of period	1,258	0	348	310	185		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$38.81	$35.93	$29.82	$36.51	$28.84	$28.70	
Value at end of period	$36.83	$38.81	$35.93	$29.82	$36.51	$28.84	
Number of accumulation units outstanding at end of period	670	0	1,287	984	610	77	

CFI 11

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$24.18	$18.49	$15.55	$16.44	$14.20	$14.38	
Value at end of period	$26.58	$24.18	$18.49	$15.55	$16.44	$14.20	
Number of accumulation units outstanding at end of period	0	0	2,252	1,706	1,062	153	
TEMPLETON FOREIGN FUND (CLASS A)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$18.45						
Value at end of period	$17.85						
Number of accumulation units outstanding at end of period	10,828						
THE GROWTH FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$20.84	$15.64	$13.02	$13.74	$12.29	$12.40	
Value at end of period	$22.68	$20.84	$15.64	$13.02	$13.74	$12.29	
Number of accumulation units outstanding at end of period	0	0	3,884	3,150	2,089	272	
THE INCOME FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$20.70						
Value at end of period	$20.55						
Number of accumulation units outstanding at end of period	140						
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$15.72	$16.04	$14.88	$14.43	$13.63		
Value at end of period	$16.52	$15.72	$16.04	$14.88	$14.43		
Number of accumulation units outstanding at end of period	1,579	0	1,272	1,183	913		
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$17.97	$17.04	$14.98	$14.37	$12.60	$12.54	
Value at end of period	$18.14	$17.97	$17.04	$14.98	$14.37	$12.60	
Number of accumulation units outstanding at end of period	25	0	764	720	586	93	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$17.57	$13.29	$11.67	$11.73	$10.35	$8.44	$11.93
Value at end of period	$19.91	$17.57	$13.29	$11.67	$11.73	$10.35	$8.44
Number of accumulation units outstanding at end of period	8,842	0	0	0	513	513	513
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$15.90	$13.08	$11.38	$11.79	$11.10		
Value at end of period	$16.80	$15.90	$13.08	$11.38	$11.79		
Number of accumulation units outstanding at end of period	0	0	2,644	1,939	1,219		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$16.40	$13.26	$11.47	$12.00	$11.24		
Value at end of period	$17.36	$16.40	$13.26	$11.47	$12.00		
Number of accumulation units outstanding at end of period	0	0	6,483	4,986	3,151		
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$16.96	$14.01	$11.76	$13.84	$13.52	$10.64	$16.81
Value at end of period	$16.11	$16.96	$14.01	$11.76	$13.84	$13.52	$10.64
Number of accumulation units outstanding at end of period	0	0	0	0	221	171	114

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$14.42						
Value at end of period	$14.48						
Number of accumulation units outstanding at end of period	1,434						
VOYA REAL ESTATE FUND (CLASS A)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$22.21	$21.85	$18.97	$17.37	$13.65	$10.54	$16.58
Value at end of period	$28.89	$22.21	$21.85	$18.97	$17.37	$13.65	$10.54
Number of accumulation units outstanding at end of period	0	0	0	0	250	250	250
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$14.30	$10.87	$9.44	$9.23	$8.26	$8.34	
Value at end of period	$16.09	$14.30	$10.87	$9.44	$9.23	$8.26	
Number of accumulation units outstanding at end of period	0	0	1,223	1,223	1,224	279	
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2009)							
Value at beginning of period	$17.01	$12.30	$10.64	$11.11	$8.82	$8.94	
Value at end of period	$17.78	$17.01	$12.30	$10.64	$11.11	$8.82	
Number of accumulation units outstanding at end of period	0	0	1,104	1,104	1,104	261	
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$27.36	$19.73	$17.18	$17.09	$13.23		
Value at end of period	$28.81	$27.36	$19.73	$17.18	$17.09		
Number of accumulation units outstanding at end of period	0	0	674	603	370		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$13.68	$12.56	$11.31	$11.41	$10.81		
Value at end of period	$14.43	$13.68	$12.56	$11.31	$11.41		
Number of accumulation units outstanding at end of period	0	0	0	0	4,155		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$15.08	$13.00	$11.49	$11.88	$11.07		
Value at end of period	$15.88	$15.08	$13.00	$11.49	$11.88		
Number of accumulation units outstanding at end of period	0	0	0	196	858		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$16.37	$13.30	$11.54	$12.21	$11.28		
Value at end of period	$17.32	$16.37	$13.30	$11.54	$12.21		
Number of accumulation units outstanding at end of period	0	0	0	0	363		
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$17.85						
Value at end of period	$17.78						
Number of accumulation units outstanding at end of period	173						
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$27.67						
Value at end of period	$28.35						
Number of accumulation units outstanding at end of period	886						

CFI 13

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during August 2011)							
Value at beginning of period	$13.89	$13.64	$11.83	$11.32			
Value at end of period	$18.01	$13.89	$13.64	$11.83			
Number of accumulation units outstanding at end of period	0	0	0	624			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2010)							
Value at beginning of period	$22.73	$16.74	$14.62	$16.44	$12.81		
Value at end of period	$24.06	$22.73	$16.74	$14.62	$16.44		
Number of accumulation units outstanding at end of period	7,998	0	709	627	376		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$28.16						
Value at end of period	$28.83						
Number of accumulation units outstanding at end of period	9,529						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during March 2008)							
Value at beginning of period	$19.77	$15.61	$12.87	$14.06	$12.15	$8.74	$13.17
Value at end of period	$20.16	$19.77	$15.61	$12.87	$14.06	$12.15	$8.74
Number of accumulation units outstanding at end of period	0	0	0	0	455	455	3,423
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$22.95						
Value at end of period	$23.01						
Number of accumulation units outstanding at end of period	7,171						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$20.84						
Value at end of period	$21.07						
Number of accumulation units outstanding at end of period	12,679						
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during December 2014)							
Value at beginning of period	$23.64						
Value at end of period	$23.62						
Number of accumulation units outstanding at end of period	10,410						

TABLE 4
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.15%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008
ALGER CAPITAL APPRECIATION FUND (CLASS A)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$18.75	$13.93	$13.38				
Value at end of period	$21.15	$18.75	$13.93				
Number of accumulation units outstanding at end of period	0	23,372	22,053				
AMERICAN BALANCED FUND® (CLASS R-3)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$18.38	$15.17	$13.34	$12.91	$11.48	$9.52	$12.23
Value at end of period	$19.91	$18.38	$15.17	$13.34	$12.91	$11.48	$9.52
Number of accumulation units outstanding at end of period	0	0	0	0	9,383	6,091	2,412

CFI 14

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)							
(Funds were first received in this option during August 2011)							
Value at beginning of period	$17.30	$13.95	$12.49	$11.93			
Value at end of period	$18.82	$17.30	$13.95	$12.49			
Number of accumulation units outstanding at end of period	0	1,766	259	2,181			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$12.91	$9.86	$8.60	$9.12	$8.44		
Value at end of period	$14.41	$12.91	$9.86	$8.60	$9.12		
Number of accumulation units outstanding at end of period	0	3,648	3,485	3,285	5,954		
EUROPACIFIC GROWTH FUND® (CLASS R-3)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$21.90	$18.31	$15.43	$17.93	$16.47	$11.89	$18.61
Value at end of period	$21.23	$21.90	$18.31	$15.43	$17.93	$16.47	$11.89
Number of accumulation units outstanding at end of period	0	237	237	3,645	28,770	21,753	20,170
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$18.47	$13.99	$12.12	$12.23			
Value at end of period	$20.12	$18.47	$13.99	$12.12			
Number of accumulation units outstanding at end of period	0	1,190	1,016	806			
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$22.80	$17.46	$15.08	$15.56	$13.34	$9.89	$15.42
Value at end of period	$25.38	$22.80	$17.46	$15.08	$15.56	$13.34	$9.89
Number of accumulation units outstanding at end of period	15,298	10,648	0	0	33,481	30,208	23,760
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$24.06	$19.27	$17.07	$18.35			
Value at end of period	$25.17	$24.06	$19.27	$17.07			
Number of accumulation units outstanding at end of period	0	154	100	35			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$25.40	$18.71	$15.86	$16.54	$12.94	$10.06	$14.22
Value at end of period	$25.46	$25.40	$18.71	$15.86	$16.54	$12.94	$10.06
Number of accumulation units outstanding at end of period	785	693	0	0	16,233	15,208	14,093
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$21.77	$15.76	$14.28	$15.07	$11.77	$8.25	$12.54
Value at end of period	$23.33	$21.77	$15.76	$14.28	$15.07	$11.77	$8.25
Number of accumulation units outstanding at end of period	0	0	0	0	15,011	13,808	15,083
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$13.76	$10.51	$9.02	$9.23	$8.62		
Value at end of period	$14.91	$13.76	$10.51	$9.02	$9.23		
Number of accumulation units outstanding at end of period	0	15,788	855	7,534	8,673		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$20.17	$15.66	$14.23	$15.22	$13.57	$10.46	$13.75
Value at end of period	$21.02	$20.17	$15.66	$14.23	$15.22	$13.57	$10.46
Number of accumulation units outstanding at end of period	0	0	0	0	2,905	2,430	2,262

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$19.69	$16.38					
Value at end of period	$21.90	$19.69					
Number of accumulation units outstanding at end of period	319	172					
NEW PERSPECTIVE FUND® (CLASS R-3)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$22.59	$17.90	$14.89	$16.19	$14.44	$10.55	$15.92
Value at end of period	$23.20	$22.59	$17.90	$14.89	$16.19	$14.44	$10.55
Number of accumulation units outstanding at end of period	0	0	0	0	15,459	14,448	12,195
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$38.62	$35.77	$29.70	$36.39	$33.74		
Value at end of period	$36.63	$38.62	$35.77	$29.70	$36.39		
Number of accumulation units outstanding at end of period	0	761	667	2,642	3,076		
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$16.50	$14.78					
Value at end of period	$17.75	$16.50					
Number of accumulation units outstanding at end of period	5,250	4,658					
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$15.20						
Value at end of period	$14.94						
Number of accumulation units outstanding at end of period	278						
PIONEER HIGH YIELD FUND (CLASS A)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$18.75	$16.75	$14.62	$14.93	$12.74	$7.89	$12.12
Value at end of period	$18.65	$18.75	$16.75	$14.62	$14.93	$12.74	$7.89
Number of accumulation units outstanding at end of period	0	0	0	25	11,009	10,192	8,740
PIONEER STRATEGIC INCOME FUND (CLASS A)							
(Funds were first received in this option during June 2011)							
Value at beginning of period	$12.48	$12.34	$11.13	$11.21			
Value at end of period	$13.01	$12.48	$12.34	$11.13			
Number of accumulation units outstanding at end of period	0	8,996	10,117	9,244			
TEMPLETON FOREIGN FUND (CLASS A)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$19.97	$15.76	$13.34	$15.34	$14.08		
Value at end of period	$17.75	$19.97	$15.76	$13.34	$15.34		
Number of accumulation units outstanding at end of period	0	10,284	233	85	37		
THE GROWTH FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$20.74	$15.57	$12.97	$13.70	$12.25	$9.15	$14.07
Value at end of period	$22.56	$20.74	$15.57	$12.97	$13.70	$12.25	$9.15
Number of accumulation units outstanding at end of period	0	0	0	0	29,243	27,168	23,735
THE INCOME FUND OF AMERICA® (CLASS R-3)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$18.95	$16.11	$14.46	$13.77	$13.22		
Value at end of period	$20.43	$18.95	$16.11	$14.46	$13.77		
Number of accumulation units outstanding at end of period	0	4,791	4,499	4,159	4,235		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$15.64	$15.97	$14.82	$14.38	$13.39	$11.91	$12.39
Value at end of period	$16.43	$15.64	$15.97	$14.82	$14.38	$13.39	$11.91
Number of accumulation units outstanding at end of period	14,511	15,708	4,014	3,735	39,686	29,240	28,368
VOYA GLOBAL BOND PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$13.31						
Value at end of period	$13.00						
Number of accumulation units outstanding at end of period	4,980						
VOYA HIGH YIELD PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$17.90	$16.99	$14.93	$14.34	$14.10		
Value at end of period	$18.06	$17.90	$16.99	$14.93	$14.34		
Number of accumulation units outstanding at end of period	0	25	25	0	2,372		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$17.48	$13.23	$11.62	$11.69	$10.32	$8.42	$12.01
Value at end of period	$19.80	$17.48	$13.23	$11.62	$11.69	$10.32	$8.42
Number of accumulation units outstanding at end of period	4,657	12,836	8,058	15,542	19,493	3,421	1,932
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$21.76	$17.46					
Value at end of period	$23.71	$21.76					
Number of accumulation units outstanding at end of period	1,227	1,079					
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$20.96	$15.83					
Value at end of period	$21.98	$20.96					
Number of accumulation units outstanding at end of period	1,664	1,435					
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)							
(Funds were first received in this option during November 2014)							
Value at beginning of period	$15.66						
Value at end of period	$15.71						
Number of accumulation units outstanding at end of period	1,151						
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$16.88	$14.27					
Value at end of period	$16.02	$16.88					
Number of accumulation units outstanding at end of period	1,348	1,213					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)							
(Funds were first received in this option during January 2011)							
Value at beginning of period	$13.16	$10.11	$8.85	$8.76			
Value at end of period	$14.41	$13.16	$10.11	$8.85			
Number of accumulation units outstanding at end of period	0	1,103	725	290			
VOYA MONEY MARKET PORTFOLIO (CLASS I)							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$11.11	$11.18	$11.25	$11.32	$11.37	$11.41	$11.36
Value at end of period	$11.04	$11.11	$11.18	$11.25	$11.32	$11.37	$11.41
Number of accumulation units outstanding at end of period	0	0	0	0	6,129	4,118	2,317

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008
VOYA REAL ESTATE FUND (CLASS A)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$22.10	$21.75	$18.89	$17.31	$13.60	$10.51	$15.40
Value at end of period	$28.73	$22.10	$21.75	$18.89	$17.31	$13.60	$10.51
Number of accumulation units outstanding at end of period	0	0	0	0	8,436	7,255	6,040
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$13.65	$12.55	$11.30	$11.41	$10.81		
Value at end of period	$14.39	$13.65	$12.55	$11.30	$11.41		
Number of accumulation units outstanding at end of period	3,675	0	0	0	1,257		
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$15.05	$12.99	$11.48	$11.88	$11.07		
Value at end of period	$15.84	$15.05	$12.99	$11.48	$11.88		
Number of accumulation units outstanding at end of period	0	0	0	0	6,456		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$15.82	$13.18	$11.48	$12.08	$11.22		
Value at end of period	$16.66	$15.82	$13.18	$11.48	$12.08		
Number of accumulation units outstanding at end of period	88	88	0	0	2,456		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$16.34	$13.28	$11.53	$12.20	$11.27		
Value at end of period	$17.28	$16.34	$13.28	$11.53	$12.20		
Number of accumulation units outstanding at end of period	19	19	0	0	14,135		
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)							
(Funds were first received in this option during April 2010)							
Value at beginning of period	$12.92	$12.11	$11.07	$11.05	$10.51		
Value at end of period	$13.63	$12.92	$12.11	$11.07	$11.05		
Number of accumulation units outstanding at end of period	0	0	0	0	547		
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$15.75	$14.09	$12.58	$12.40	$11.20	$9.53	$12.16
Value at end of period	$16.74	$15.75	$14.09	$12.58	$12.40	$11.20	$9.53
Number of accumulation units outstanding at end of period	0	0	0	0	2,855	3,861	2,180
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$16.65	$13.64	$11.90	$12.29	$10.91	$8.73	$12.64
Value at end of period	$17.69	$16.65	$13.64	$11.90	$12.29	$10.91	$8.73
Number of accumulation units outstanding at end of period	0	174	174	174	66,203	68,130	56,779
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$16.11	$13.86	$12.24	$12.35	$11.05	$9.10	$12.33
Value at end of period	$17.14	$16.11	$13.86	$12.24	$12.35	$11.05	$9.10
Number of accumulation units outstanding at end of period	0	0	0	0	13,264	12,006	8,708
VY® BARON GROWTH PORTFOLIO (CLASS S)							
(Funds were first received in this option during September 2008)							
Value at beginning of period	$27.07	$19.52	$16.34	$16.01	$12.67	$9.39	$13.74
Value at end of period	$28.20	$27.07	$19.52	$16.34	$16.01	$12.67	$9.39
Number of accumulation units outstanding at end of period	244	970	710	2,747	15,654	11,166	9,999

	2014	2013	2012	2011	2010	2009	2008
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$13.84	$13.60	$11.80	$10.80	$8.46	$6.24	$9.97
Value at end of period	$17.93	$13.84	$13.60	$11.80	$10.80	$8.46	$6.24
Number of accumulation units outstanding at end of period	0	686	636	8,311	8,851	605	1,278
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$22.63	$16.67	$14.57	$16.40	$15.87		
Value at end of period	$23.95	$22.63	$16.67	$14.57	$16.40		
Number of accumulation units outstanding at end of period	0	6,270	5,881	14,036	13,441		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)							
(Funds were first received in this option during February 2008)							
Value at beginning of period	$19.30	$14.32	$12.08	$12.36	$10.75	$8.38	$12.33
Value at end of period	$21.03	$19.30	$14.32	$12.08	$12.36	$10.75	$8.38
Number of accumulation units outstanding at end of period	5,502	5,020	0	0	13,819	12,954	11,434
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during July 2014)							
Value at beginning of period	$10.44						
Value at end of period	$10.64						
Number of accumulation units outstanding at end of period	7,103						
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$24.97	$19.01	$15.87	$15.61	$14.70		
Value at end of period	$28.67	$24.97	$19.01	$15.87	$15.61		
Number of accumulation units outstanding at end of period	0	8,195	0	0	683		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$19.68	$16.33					
Value at end of period	$20.06	$19.68					
Number of accumulation units outstanding at end of period	4,924	4,127					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)							
(Funds were first received in this option during May 2012)							
Value at beginning of period	$20.47	$16.79	$15.80				
Value at end of period	$22.90	$20.47	$16.79				
Number of accumulation units outstanding at end of period	119	7,007	6,546				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)							
(Funds were first received in this option during February 2013)							
Value at beginning of period	$19.47	$15.44					
Value at end of period	$21.74	$19.47					
Number of accumulation units outstanding at end of period	2,290	2,077					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$19.55	$15.11	$12.92	$13.07	$12.06		
Value at end of period	$20.96	$19.55	$15.11	$12.92	$13.07		
Number of accumulation units outstanding at end of period	0	11,821	102	8,270	6,869		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)							
(Funds were first received in this option during November 2010)							
Value at beginning of period	$21.70	$15.65	$13.21	$13.41	$12.85		
Value at end of period	$23.49	$21.70	$15.65	$13.21	$13.41		
Number of accumulation units outstanding at end of period	2,850	12,404	0	2,464	3,614		

Condensed Financial Information (continued)

TABLE 5
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.20%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009
AMERICAN BALANCED FUND® (CLASS R-3)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$19.47					
Value at end of period	$19.80					
Number of accumulation units outstanding at end of period	1,916					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$24.82					
Value at end of period	$25.05					
Number of accumulation units outstanding at end of period	553					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$18.69	$15.04	$12.69	$13.80	$12.29	
Value at end of period	$19.34	$18.69	$15.04	$12.69	$13.80	
Number of accumulation units outstanding at end of period	21	21	21	21	36	
CRM MID CAP VALUE FUND (INVESTOR SHARES)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$20.99					
Value at end of period	$21.75					
Number of accumulation units outstanding at end of period	1,038					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$18.91	$14.69	$12.74	$13.40	$12.14	
Value at end of period	$20.89	$18.91	$14.69	$12.74	$13.40	
Number of accumulation units outstanding at end of period	35	35	35	35	35	
EUROPACIFIC GROWTH FUND® (CLASS R-3)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$21.79	$18.23	$15.36	$17.87	$16.42	$10.96
Value at end of period	$21.12	$21.79	$18.23	$15.36	$17.87	$16.42
Number of accumulation units outstanding at end of period	41,007	10,836	11,568	93	149	8,573
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$22.68	$17.38	$17.11			
Value at end of period	$25.24	$22.68	$17.38			
Number of accumulation units outstanding at end of period	36,031	13,712	12,703			
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$17.49	$13.73	$13.59			
Value at end of period	$18.90	$17.49	$13.73			
Number of accumulation units outstanding at end of period	16,912	14,702	19,250			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$23.94	$19.19	$18.78			
Value at end of period	$25.03	$23.94	$19.19			
Number of accumulation units outstanding at end of period	6,500	5,816	7,031			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$25.28	$18.63	$15.80	$16.48	$12.91	$10.03
Value at end of period	$25.32	$25.28	$18.63	$15.80	$16.48	$12.91
Number of accumulation units outstanding at end of period	4,056	2,019	4,383	0	0	1,686
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.72	$10.49	$10.18			
Value at end of period	$14.87	$13.72	$10.49			
Number of accumulation units outstanding at end of period	22,238	15,678	12,297			
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.14	$11.76	$11.41			
Value at end of period	$17.70	$16.14	$11.76			
Number of accumulation units outstanding at end of period	4,961	4,536	8,632			
NEW PERSPECTIVE FUND® (CLASS R-3)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$22.81					
Value at end of period	$23.08					
Number of accumulation units outstanding at end of period	12,208					
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$38.43	$35.61	$34.38			
Value at end of period	$36.43	$38.43	$35.61			
Number of accumulation units outstanding at end of period	4,731	3,757	3,451			
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$14.49	$16.04	$16.04			
Value at end of period	$14.87	$14.49	$16.04			
Number of accumulation units outstanding at end of period	13,197	11,918	12,344			
THE GROWTH FUND OF AMERICA® (CLASS R-3)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$20.64	$15.50	$12.92	$13.65	$12.08	
Value at end of period	$22.44	$20.64	$15.50	$12.92	$13.65	
Number of accumulation units outstanding at end of period	39,987	12,386	11,068	0	16	
THE INCOME FUND OF AMERICA® (CLASS R-3)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$18.85	$16.04	$14.40	$13.72	$12.19	
Value at end of period	$20.32	$18.85	$16.04	$14.40	$13.72	
Number of accumulation units outstanding at end of period	13,460	0	0	0	0	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$15.57	$15.90	$14.77	$14.33	$13.48	
Value at end of period	$16.34	$15.57	$15.90	$14.77	$14.33	
Number of accumulation units outstanding at end of period	52,207	10,685	14,816	0	0	
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$14.93	$13.18	$13.28			
Value at end of period	$13.13	$14.93	$13.18			
Number of accumulation units outstanding at end of period	12,018	10,254	8,647			

CFI 21

	2014	2013	2012	2011	2010	2009
VOYA HIGH YIELD PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$17.83	$16.93	$16.57			
Value at end of period	$17.98	$17.83	$16.93			
Number of accumulation units outstanding at end of period	27,241	10,554	8,402			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$17.40	$13.17	$11.57	$11.65	$10.29	$8.40
Value at end of period	$19.69	$17.40	$13.17	$11.57	$11.65	$10.29
Number of accumulation units outstanding at end of period	92	0	0	0	0	1,179
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$21.66	$16.19	$13.84	$14.08	$11.62	$8.88
Value at end of period	$23.58	$21.66	$16.19	$13.84	$14.08	$11.62
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,902
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$20.86	$14.70	$13.16	$13.34	$10.92	$8.80
Value at end of period	$21.86	$20.86	$14.70	$13.16	$13.34	$10.92
Number of accumulation units outstanding at end of period	5,714	0	0	0	0	1,092
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$13.41	$12.26	$11.16	$11.11	$10.68	
Value at end of period	$14.13	$13.41	$12.26	$11.16	$11.11	
Number of accumulation units outstanding at end of period	0	0	0	0	0	
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$14.92	$12.79	$11.36	$11.58	$10.95	
Value at end of period	$15.71	$14.92	$12.79	$11.36	$11.58	
Number of accumulation units outstanding at end of period	76	76	76	76	162	
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$15.84	$13.04	$11.36	$11.78	$11.09	
Value at end of period	$16.72	$15.84	$13.04	$11.36	$11.78	
Number of accumulation units outstanding at end of period	0	0	0	0	712	
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during April 2010)						
Value at beginning of period	$16.34	$13.22	$11.45	$11.99	$11.24	
Value at end of period	$17.28	$16.34	$13.22	$11.45	$11.99	
Number of accumulation units outstanding at end of period	274	274	274	496	496	
VOYA INTERMEDIATE BOND FUND (CLASS A)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$14.80	$14.95	$13.76	$12.79	$11.69	$10.28
Value at end of period	$15.73	$14.80	$14.95	$13.76	$12.79	$11.69
Number of accumulation units outstanding at end of period	0	0	0	0	0	9,115
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during July 2014)						
Value at beginning of period	$16.90					
Value at end of period	$18.02					
Number of accumulation units outstanding at end of period	17,164					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$14.12					
Value at end of period	$14.35					
Number of accumulation units outstanding at end of period	20,665					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$12.79					
Value at end of period	$13.30					
Number of accumulation units outstanding at end of period	1,641					
VOYA MONEY MARKET PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$11.06	$11.13	$11.15			
Value at end of period	$10.98	$11.06	$11.13			
Number of accumulation units outstanding at end of period	8,105	6,137	5,641			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$22.22	$17.33	$14.45	$17.58	$14.14	$8.91
Value at end of period	$20.82	$22.22	$17.33	$14.45	$17.58	$14.14
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,758
VOYA REAL ESTATE FUND (CLASS A)						
(Funds were first received in this option during November 2014)						
Value at beginning of period	$27.61					
Value at end of period	$28.57					
Number of accumulation units outstanding at end of period	6,679					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$14.22	$10.82	$9.40	$9.21	$8.17	
Value at end of period	$15.98	$14.22	$10.82	$9.40	$9.21	
Number of accumulation units outstanding at end of period	0	0	0	0	0	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$25.05	$18.22	$17.49			
Value at end of period	$26.64	$25.05	$18.22			
Number of accumulation units outstanding at end of period	5,360	3,264	2,726			
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.63	$12.53	$12.36			
Value at end of period	$14.36	$13.63	$12.53			
Number of accumulation units outstanding at end of period	19,091	17,988	16,712			
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.02	$12.97	$12.66			
Value at end of period	$15.80	$15.02	$12.97			
Number of accumulation units outstanding at end of period	9,256	7,586	6,509			
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.79	$13.17	$12.80			
Value at end of period	$16.62	$15.79	$13.17			
Number of accumulation units outstanding at end of period	19,926	16,438	14,384			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.31	$13.26	$12.85			
Value at end of period	$17.23	$16.31	$13.26			
Number of accumulation units outstanding at end of period	2,841	1,273	838			
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.53	$12.61	$12.23			
Value at end of period	$16.44	$15.53	$12.61			
Number of accumulation units outstanding at end of period	2,612	901	302			
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$12.90	$12.09	$11.98			
Value at end of period	$13.59	$12.90	$12.09			
Number of accumulation units outstanding at end of period	24,466	3,144	2,377			
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$15.67	$14.03	$13.77			
Value at end of period	$16.65	$15.67	$14.03			
Number of accumulation units outstanding at end of period	18,605	16,602	15,286			
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.57	$13.58	$13.17			
Value at end of period	$17.59	$16.57	$13.58			
Number of accumulation units outstanding at end of period	22,384	20,499	18,060			
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$16.03	$13.80	$13.46			
Value at end of period	$17.05	$16.03	$13.80			
Number of accumulation units outstanding at end of period	49,316	54,552	48,748			
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2010)						
Value at beginning of period	$25.13	$19.17	$16.51	$17.08	$14.25	
Value at end of period	$28.21	$25.13	$19.17	$16.51	$17.08	
Number of accumulation units outstanding at end of period	0	0	0	0	0	
VY® BARON GROWTH PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$26.93	$19.44	$16.27	$15.95	$12.64	$8.75
Value at end of period	$28.05	$26.93	$19.44	$16.27	$15.95	$12.64
Number of accumulation units outstanding at end of period	1,711	0	0	0	0	445
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$13.79	$13.55	$11.76	$10.77	$8.44	$5.13
Value at end of period	$17.85	$13.79	$13.55	$11.76	$10.77	$8.44
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,049
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$16.37	$12.17	$10.86	$11.42	$10.21	$7.12
Value at end of period	$18.43	$16.37	$12.17	$10.86	$11.42	$10.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	13,739

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$22.53	$16.61	$14.52	$16.35	$12.77	$8.81
Value at end of period	$23.83	$22.53	$16.61	$14.52	$16.35	$12.77
Number of accumulation units outstanding at end of period	18,904	33	33	33	86	2,795
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$20.38	$16.73	$16.38			
Value at end of period	$22.79	$20.38	$16.73			
Number of accumulation units outstanding at end of period	30,237	23,265	22,127			
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$19.45	$15.04	$12.87	$13.02	$11.37	$8.10
Value at end of period	$20.84	$19.45	$15.04	$12.87	$13.02	$11.37
Number of accumulation units outstanding at end of period	20,944	0	0	0	0	5,506
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)						
(Funds were first received in this option during February 2009)						
Value at beginning of period	$21.59	$15.58	$13.16	$13.36	$11.48	$8.11
Value at end of period	$23.36	$21.59	$15.58	$13.16	$13.36	$11.48
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,311
WANGER INTERNATIONAL						
(Funds were first received in this option during October 2012)						
Value at beginning of period	$13.30	$10.91	$10.54			
Value at end of period	$12.66	$13.30	$10.91			
Number of accumulation units outstanding at end of period	4,724	3,987	3,306			

TABLE 6

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.25%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.15	$9.79	$8.55	$9.06	$8.30	$7.54				
Value at end of period	$13.73	$13.15	$9.79	$8.55	$9.06	$8.30				
Number of accumulation units outstanding at end of period	0	0	0	0	0	19,318				
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.19	$15.03	$13.24	$12.82	$11.41	$9.48	$12.83	$12.11	$10.89	$10.93
Value at end of period	$19.69	$18.19	$15.03	$13.24	$12.82	$11.41	$9.48	$12.83	$12.11	$10.89
Number of accumulation units outstanding at end of period	0	1,358	1,172	766	1,992	1,608	41,108	40,855	4,099	26,742
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$21.84	$15.02	$12.66	$11.55						
Value at end of period	$23.47	$21.84	$15.02	$12.66						
Number of accumulation units outstanding at end of period	4,890	4,664	3,186	3,854						
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.07	$13.95	$11.67	$13.24	$10.57	$6.51	$12.65	$13.14		
Value at end of period	$22.13	$20.07	$13.95	$11.67	$13.24	$10.57	$6.51	$12.65		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	99	297		

CFI 25

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$23.55	$19.85								
Value at end of period	$24.98	$23.55								
Number of accumulation units outstanding at end of period	0	443								
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.83	$9.81	$8.57	$9.09	$7.85	$7.25				
Value at end of period	$14.31	$12.83	$9.81	$8.57	$9.09	$7.85				
Number of accumulation units outstanding at end of period	0	0	0	0	0	20,138				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.64	$10.88	$9.38	$9.85	$8.05	$7.34				
Value at end of period	$16.32	$14.64	$10.88	$9.38	$9.85	$8.05				
Number of accumulation units outstanding at end of period	0	0	0	0	0	18,649				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$20.60	$15.55	$13.28	$14.37	$12.17	$11.40				
Value at end of period	$21.69	$20.60	$15.55	$13.28	$14.37	$12.17				
Number of accumulation units outstanding at end of period	0	840	650	338	303	5,638				
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$14.90	$11.88	$9.89	$9.48						
Value at end of period	$14.80	$14.90	$11.88	$9.89						
Number of accumulation units outstanding at end of period	15,443	11,943	10,830	9,559						
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.87	$14.66	$13.74							
Value at end of period	$20.83	$18.87	$14.66							
Number of accumulation units outstanding at end of period	0	2,609	2,851							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$21.69	$18.15	$15.30	$17.81	$16.37	$11.83	$20.00	$16.91	$13.96	$13.34
Value at end of period	$21.00	$21.69	$18.15	$15.30	$17.81	$16.37	$11.83	$20.00	$16.91	$13.96
Number of accumulation units outstanding at end of period	0	25,656	24,846	31,207	32,763	38,028	29,508	26,232	22,704	5,679
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$18.95									
Value at end of period	$20.02									
Number of accumulation units outstanding at end of period	137									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$22.57	$17.31	$14.96	$15.45	$13.27	$9.84	$17.23	$14.75	$13.29	$13.19
Value at end of period	$25.10	$22.57	$17.31	$14.96	$15.45	$13.27	$9.84	$17.23	$14.75	$13.29
Number of accumulation units outstanding at end of period	3,598	20,855	20,339	30,857	33,101	27,306	36,991	31,868	20,565	12,166
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.40	$13.67	$11.73	$11.69	$10.22	$9.90				
Value at end of period	$18.79	$17.40	$13.67	$11.73	$11.69	$10.22				
Number of accumulation units outstanding at end of period	0	0	0	18,683	16,422	11,929				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$23.82	$19.10	$16.93	$17.53	$15.86	$15.56				
Value at end of period	$24.90	$23.82	$19.10	$16.93	$17.53	$15.86				
Number of accumulation units outstanding at end of period	0	0	0	6,364	5,474	4,752				
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$25.15	$18.55	$15.74	$16.42	$12.87	$10.01	$15.01	$15.44	$14.97	
Value at end of period	$25.18	$25.15	$18.55	$15.74	$16.42	$12.87	$10.01	$15.01	$15.44	
Number of accumulation units outstanding at end of period	0	0	0	4,648	4,122	2,658	133	40	2,399	
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.68	$10.46	$8.98	$9.21	$8.12	$7.47				
Value at end of period	$14.82	$13.68	$10.46	$8.98	$9.21	$8.12				
Number of accumulation units outstanding at end of period	0	0	0	12,234	9,132	19,526				
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$26.64	$18.55	$15.21	$16.64	$12.91	$12.09				
Value at end of period	$28.41	$26.64	$18.55	$15.21	$16.64	$12.91				
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,599				
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$23.04									
Value at end of period	$25.25									
Number of accumulation units outstanding at end of period	806									
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$17.68	$15.12								
Value at end of period	$18.82	$17.68								
Number of accumulation units outstanding at end of period	43	55								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.08	$11.72	$10.64	$11.05	$9.07	$8.59				
Value at end of period	$17.62	$16.08	$11.72	$10.64	$11.05	$9.07				
Number of accumulation units outstanding at end of period	0	0	0	8,165	6,860	6,160				
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$22.37	$17.74	$14.77	$16.08	$14.35	$10.49	$16.99	$14.73	$12.36	$12.05
Value at end of period	$22.95	$22.37	$17.74	$14.77	$16.08	$14.35	$10.49	$16.99	$14.73	$12.36
Number of accumulation units outstanding at end of period	0	11,554	11,400	10,304	12,141	10,405	9,443	8,478	6,369	436
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$38.24	$35.45	$29.47	$36.14	$28.59	$24.98				
Value at end of period	$36.24	$38.24	$35.45	$29.47	$36.14	$28.59				
Number of accumulation units outstanding at end of period	2,354	2,105	2,340	5,687	3,269	13,283				
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$6.10	$11.74	$11.86							
Value at end of period	$5.13	$6.10	$11.74							
Number of accumulation units outstanding at end of period	71	37	613							

CFI 27

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.44	$15.98	$14.77	$13.29	$12.36	$12.11				
Value at end of period	$14.81	$14.44	$15.98	$14.77	$13.29	$12.36				
Number of accumulation units outstanding at end of period	3,830	3,790	2,568	12,825	10,871	9,010				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.56	$16.60	$14.51	$14.83	$12.67	$7.86	$12.52	$11.77	$10.69	$10.63
Value at end of period	$18.45	$18.56	$16.60	$14.51	$14.83	$12.67	$7.86	$12.52	$11.77	$10.69
Number of accumulation units outstanding at end of period	0	0	13,373	13,315	18,257	22,627	26,273	24,162	22,032	2,566
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$12.43	$12.30	$11.11	$10.76						
Value at end of period	$12.94	$12.43	$12.30	$11.11						
Number of accumulation units outstanding at end of period	6,460	6,705	6,789	5,901						
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$20.54	$15.43	$12.87	$13.60	$12.18	$9.10	$15.02	$13.61	$12.34	$12.11
Value at end of period	$22.32	$20.54	$15.43	$12.87	$13.60	$12.18	$9.10	$15.02	$13.61	$12.34
Number of accumulation units outstanding at end of period	0	19,367	18,670	28,501	34,675	32,732	39,506	35,701	27,273	8,740
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$18.76	$15.97	$14.35	$13.67	$12.28	$9.93	$14.05	$13.63	$13.04	
Value at end of period	$20.21	$18.76	$15.97	$14.35	$13.67	$12.28	$9.93	$14.05	$13.63	
Number of accumulation units outstanding at end of period	0	11,191	9,751	7,531	6,877	6,505	4,764	2,054	2,000	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$15.49	$15.83	$14.71	$14.28	$13.31	$11.85	$11.90	$10.90	$10.75	
Value at end of period	$16.25	$15.49	$15.83	$14.71	$14.28	$13.31	$11.85	$11.90	$10.90	
Number of accumulation units outstanding at end of period	929	45,976	47,209	55,907	37,688	50,541	19,761	18,035	16,926	
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$12.92	$13.53	$12.60	$12.43						
Value at end of period	$12.91	$12.92	$13.53	$12.60						
Number of accumulation units outstanding at end of period	6,711	5,794	5,359	5,187						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$14.89	$13.15	$13.59	$15.01	$12.38	$12.05				
Value at end of period	$13.09	$14.89	$13.15	$13.59	$15.01	$12.38				
Number of accumulation units outstanding at end of period	0	0	0	7,877	6,400	5,755				
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.59	$14.90	$14.52	$13.55	$12.79	$12.21	$11.46	$10.87	$10.44	$10.37
Value at end of period	$15.27	$14.59	$14.90	$14.52	$13.55	$12.79	$12.21	$11.46	$10.87	$10.44
Number of accumulation units outstanding at end of period	216	132	544	0	0	0	13,074	12,078	0	10,000
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$17.76	$16.87	$14.85	$14.27	$12.53	$12.17				
Value at end of period	$17.90	$17.76	$16.87	$14.85	$14.27	$12.53				
Number of accumulation units outstanding at end of period	0	13,143	0	8,384	7,072	5,239				

CFI 28

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$17.31	$13.11	$11.53	$11.61	$10.26	$8.38	$13.43	$12.87	$11.31	$11.39
Value at end of period	$19.58	$17.31	$13.11	$11.53	$11.61	$10.26	$8.38	$13.43	$12.87	$11.31
Number of accumulation units outstanding at end of period	0	80	93	177	138	265	9,779	8,830	2,783	4,033
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$21.55	$16.12	$13.78	$14.04	$11.59	$8.85	$14.27	$13.62	$12.53	$12.69
Value at end of period	$23.46	$21.55	$16.12	$13.78	$14.04	$11.59	$8.85	$14.27	$13.62	$12.53
Number of accumulation units outstanding at end of period	3,480	3,214	2,928	1,982	0	0	346	191	2,103	2
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$20.75	$14.64	$13.11	$13.29	$10.89	$8.78	$13.31	$14.28	$13.17	
Value at end of period	$21.74	$20.75	$14.64	$13.11	$13.29	$10.89	$8.78	$13.31	$14.28	
Number of accumulation units outstanding at end of period	0	5,583	6,020	5,710	7,276	6,559	8,653	9,212	5,445	
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$14.73	$14.88	$13.70	$12.75	$11.65	$10.36	$11.54	$10.94	$10.89	
Value at end of period	$15.64	$14.73	$14.88	$13.70	$12.75	$11.65	$10.36	$11.54	$10.94	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	9,836	
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.66	$14.76	$13.57	$12.70	$11.63	$10.49	$11.53	$10.95	$10.57	$10.53
Value at end of period	$15.54	$14.66	$14.76	$13.57	$12.70	$11.63	$10.49	$11.53	$10.95	$10.57
Number of accumulation units outstanding at end of period	19,913	0	0	0	0	0	26,873	29,868	0	19,144
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.06	$10.04	$8.80	$8.56	$7.21	$6.44	$9.27	$9.44		
Value at end of period	$14.29	$13.06	$10.04	$8.80	$8.56	$7.21	$6.44	$9.27		
Number of accumulation units outstanding at end of period	0	23,193	22,571	20,707	28,051	30,519	26,292	16,982		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.25	$10.20								
Value at end of period	$13.29	$12.25								
Number of accumulation units outstanding at end of period	0	1,200								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.00	$11.08	$11.16	$11.25	$11.30	$11.35	$11.14	$10.97		
Value at end of period	$10.92	$11.00	$11.08	$11.16	$11.25	$11.30	$11.35	$11.14		
Number of accumulation units outstanding at end of period	0	0	0	4,885	4,207	0	12	12		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$22.11	$17.25	$14.39	$17.52	$14.10	$9.72	$20.22	$18.40	$17.01	
Value at end of period	$20.71	$22.11	$17.25	$14.39	$17.52	$14.10	$9.72	$20.22	$18.40	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,919	
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$21.89	$21.56	$18.75	$17.19	$13.52	$10.46	$16.17	$19.42	$14.31	$14.23
Value at end of period	$28.42	$21.89	$21.56	$18.75	$17.19	$13.52	$10.46	$16.17	$19.42	$14.31
Number of accumulation units outstanding at end of period	0	6,663	6,546	6,113	7,949	7,382	6,393	5,750	4,181	109

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$14.18	$10.79	$9.39	$8.51						
Value at end of period	$15.93	$14.18	$10.79	$9.39						
Number of accumulation units outstanding at end of period	3,042	2,208	2,019	2,127						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.43									
Value at end of period	$17.58									
Number of accumulation units outstanding at end of period	1,802									
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$16.86	$12.22	$10.58	$9.39						
Value at end of period	$17.61	$16.86	$12.22	$10.58						
Number of accumulation units outstanding at end of period	3,568	3,295	3,467	3,830						
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.60	$12.51	$11.28	$11.40	$10.81					
Value at end of period	$14.32	$13.60	$12.51	$11.28	$11.40					
Number of accumulation units outstanding at end of period	6,152	18	18	21,006	15,980					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.99	$12.95	$11.45	$11.87	$11.06					
Value at end of period	$15.76	$14.99	$12.95	$11.45	$11.87					
Number of accumulation units outstanding at end of period	455	142	65	7,411	5,774					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.76	$13.15	$11.46	$12.07	$11.22					
Value at end of period	$16.58	$15.76	$13.15	$11.46	$12.07					
Number of accumulation units outstanding at end of period	0	2,164	1,620	13,415	10,986					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.28	$13.24	$11.50	$12.19	$11.27					
Value at end of period	$17.19	$16.28	$13.24	$11.50	$12.19					
Number of accumulation units outstanding at end of period	2,219	2,521	1,524	1,027	699					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$15.50	$12.59	$10.95	$11.45						
Value at end of period	$16.41	$15.50	$12.59	$10.95						
Number of accumulation units outstanding at end of period	745	218	15	48						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.87	$12.08	$11.04	$11.04	$10.51					
Value at end of period	$13.56	$12.87	$12.08	$11.04	$11.04					
Number of accumulation units outstanding at end of period	0	21,874	21,202	23,282	35,516					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.59	$13.96	$12.48	$12.31	$11.13	$9.48				
Value at end of period	$16.56	$15.59	$13.96	$12.48	$12.31	$11.13				
Number of accumulation units outstanding at end of period	0	0	0	13,996	12,850	15,357				
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.48	$13.52	$11.81	$12.21	$10.84	$8.69				
Value at end of period	$17.50	$16.48	$13.52	$11.81	$12.21	$10.84				
Number of accumulation units outstanding at end of period	0	0	0	16,106	14,153	34,207				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.96	$13.74	$12.14	$12.26	$10.99	$9.06				
Value at end of period	$16.95	$15.96	$13.74	$12.14	$12.26	$10.99				
Number of accumulation units outstanding at end of period	0	0	0	44,223	35,843	98,851				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$25.01	$19.09	$16.44	$17.02	$13.99	$12.70				
Value at end of period	$28.06	$25.01	$19.09	$16.44	$17.02	$13.99				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,546				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$26.80	$19.35	$16.21	$15.90	$12.60	$9.34	$15.94	$15.06	$13.10	$13.12
Value at end of period	$27.89	$26.80	$19.35	$16.21	$15.90	$12.60	$9.34	$15.94	$15.06	$13.10
Number of accumulation units outstanding at end of period	29	1,596	1,453	1,442	1,969	2,160	3,441	2,623	4,458	1,458
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.73	$13.50	$12.65							
Value at end of period	$17.78	$13.73	$13.50							
Number of accumulation units outstanding at end of period	503	480	1,516							
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$22.44	$16.54	$14.48	$16.30	$12.74	$9.18	$15.14	$13.27	$12.74	
Value at end of period	$23.71	$22.44	$16.54	$14.48	$16.30	$12.74	$9.18	$15.14	$13.27	
Number of accumulation units outstanding at end of period	3,120	23,904	24,442	22,911	27,940	31,935	25,078	23,149	19,722	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.37	$15.29	$12.88	$15.63						
Value at end of period	$14.45	$14.37	$15.29	$12.88						
Number of accumulation units outstanding at end of period	0	0	18	18						
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$26.00									
Value at end of period	$28.36									
Number of accumulation units outstanding at end of period	454									
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$19.51	$15.42	$12.74	$13.93	$12.06	$8.69	$14.63	$13.79	$13.49	
Value at end of period	$19.86	$19.51	$15.42	$12.74	$13.93	$12.06	$8.69	$14.63	$13.79	
Number of accumulation units outstanding at end of period	1,176	0	0	0	0	0	0	0	5,405	
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$19.81	$18.85								
Value at end of period	$19.78	$19.81								
Number of accumulation units outstanding at end of period	2,217	1,993								
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$20.29	$16.67	$14.61	$14.25	$12.54	$9.44	$13.07	$12.57	$12.32	
Value at end of period	$22.68	$20.29	$16.67	$14.61	$14.25	$12.54	$9.44	$13.07	$12.57	
Number of accumulation units outstanding at end of period	16,653	14,138	10,707	34,621	17,278	19,256	0	0	6,921	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$19.36	$14.97	$12.82	$12.98	$11.33	$9.10	$14.20	$13.82	$11.65	$11.72
Value at end of period	$20.73	$19.36	$14.97	$12.82	$12.98	$11.33	$9.10	$14.20	$13.82	$11.65
Number of accumulation units outstanding at end of period	2,241	23,248	23,269	22,120	29,568	28,600	26,819	30,255	26,511	3,135
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$21.49	$15.51	$13.11	$12.10						
Value at end of period	$23.24	$21.49	$15.51	$13.11						
Number of accumulation units outstanding at end of period	15,966	14,977	13,622	10,469						
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$13.26	$10.88	$8.99	$10.58	$8.51	$8.19				
Value at end of period	$12.61	$13.26	$10.88	$8.99	$10.58	$8.51				
Number of accumulation units outstanding at end of period	58	74	0	3,328	2,829	2,573				
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.59	$14.18	$12.68	$11.92	$10.58	$8.94	$13.44	$13.00	$11.09	$11.14
Value at end of period	$20.56	$18.59	$14.18	$12.68	$11.92	$10.58	$8.94	$13.44	$13.00	$11.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,060	2,724	11,847	1,581

TABLE 7
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$26.50		
Value at end of period	$27.25		
Number of accumulation units outstanding at end of period	1,373		
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$17.20	$13.88	$12.69
Value at end of period	$18.68	$17.20	$13.88
Number of accumulation units outstanding at end of period	667	236	50
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$18.60	$14.99	$13.56
Value at end of period	$19.23	$18.60	$14.99
Number of accumulation units outstanding at end of period	7,366	6,565	7,150
EUROPACIFIC GROWTH FUND® (CLASS R-3)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$21.58	$18.07	$16.52
Value at end of period	$20.89	$21.58	$18.07
Number of accumulation units outstanding at end of period	7,270	4,589	4,431
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$18.36	$13.93	$13.12
Value at end of period	$19.97	$18.36	$13.93
Number of accumulation units outstanding at end of period	2,653	2,206	1,846

Condensed Financial Information (continued)

	2014	2013	2012
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$22.46	$17.23	$16.12
Value at end of period	$24.97	$22.46	$17.23
Number of accumulation units outstanding at end of period	22,604	27,010	25,644
INVESCO ENDEAVOR FUND (CLASS A)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$18.53	$14.54	$13.27
Value at end of period	$19.85	$18.53	$14.54
Number of accumulation units outstanding at end of period	2,505	2,576	2,478
INVESCO MID CAP CORE EQUITY FUND (CLASS A)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$20.06		
Value at end of period	$20.67		
Number of accumulation units outstanding at end of period	302		
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$24.51	$15.67	$15.13
Value at end of period	$25.19	$24.51	$15.67
Number of accumulation units outstanding at end of period	2,447	3,177	2,279
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)			
(Funds were first received in this option during July 2013)			
Value at beginning of period	$18.07	$15.94	
Value at end of period	$17.90	$18.07	
Number of accumulation units outstanding at end of period	0	1,027	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$16.01	$11.68	$11.17
Value at end of period	$17.55	$16.01	$11.68
Number of accumulation units outstanding at end of period	9,288	8,655	8,367
NEW PERSPECTIVE FUND® (CLASS R-3)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$22.23		
Value at end of period	$22.83		
Number of accumulation units outstanding at end of period	1,073		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$38.05	$35.29	$30.45
Value at end of period	$36.04	$38.05	$35.29
Number of accumulation units outstanding at end of period	44	29	12
TEMPLETON FOREIGN FUND (CLASS A)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$19.68	$15.55	$14.33
Value at end of period	$17.47	$19.68	$15.55
Number of accumulation units outstanding at end of period	2,381	2,337	2,373
THE GROWTH FUND OF AMERICA® (CLASS R-3)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$20.43	$15.36	$14.00
Value at end of period	$22.19	$20.43	$15.36
Number of accumulation units outstanding at end of period	20,586	17,067	15,986

Condensed Financial Information (continued)

	2014	2013	2012
THE INCOME FUND OF AMERICA® (CLASS R-3)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$18.67	$15.90	$14.70
Value at end of period	$20.10	$18.67	$15.90
Number of accumulation units outstanding at end of period	5,255	7,173	6,731
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)			
(Funds were first received in this option during March 2012)			
Value at beginning of period	$15.41	$15.76	$15.02
Value at end of period	$16.16	$15.41	$15.76
Number of accumulation units outstanding at end of period	1,318	2,666	6,650
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$20.95		
Value at end of period	$22.95		
Number of accumulation units outstanding at end of period	366		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)			
(Funds were first received in this option during April 2014)			
Value at beginning of period	$17.27		
Value at end of period	$19.48		
Number of accumulation units outstanding at end of period	2,331		
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$21.44	$16.05	$14.49
Value at end of period	$23.33	$21.44	$16.05
Number of accumulation units outstanding at end of period	827	185	185
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$20.65	$14.57	$13.17
Value at end of period	$21.62	$20.65	$14.57
Number of accumulation units outstanding at end of period	187	187	187
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$13.47		
Value at end of period	$14.06		
Number of accumulation units outstanding at end of period	1,672		
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$14.95		
Value at end of period	$15.64		
Number of accumulation units outstanding at end of period	30,822		
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$16.27		
Value at end of period	$17.19		
Number of accumulation units outstanding at end of period	315		
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during May 2014)			
Value at beginning of period	$15.93		
Value at end of period	$16.63		
Number of accumulation units outstanding at end of period	298		

Condensed Financial Information (continued)

	2014	2013	2012
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)			
(Funds were first received in this option during May 2014)			
Value at beginning of period	$13.15		
Value at end of period	$13.50		
Number of accumulation units outstanding at end of period	91		
VOYA INTERMEDIATE BOND FUND (CLASS A)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$14.91		
Value at end of period	$15.56		
Number of accumulation units outstanding at end of period	648		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$14.58	$14.70	$13.94
Value at end of period	$15.45	$14.58	$14.70
Number of accumulation units outstanding at end of period	0	0	408
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$13.01	$10.00	$8.97
Value at end of period	$14.23	$13.01	$10.00
Number of accumulation units outstanding at end of period	371	371	371
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$12.86		
Value at end of period	$14.19		
Number of accumulation units outstanding at end of period	2,594		
VOYA SMALL COMPANY PORTFOLIO (CLASS I)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$24.50		
Value at end of period	$26.35		
Number of accumulation units outstanding at end of period	2,826		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$13.57	$12.49	$11.71
Value at end of period	$14.29	$13.57	$12.49
Number of accumulation units outstanding at end of period	3,365	2,647	2,647
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$15.03		
Value at end of period	$15.72		
Number of accumulation units outstanding at end of period	7,914		
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$15.72		
Value at end of period	$16.54		
Number of accumulation units outstanding at end of period	3,102		
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$16.25	$13.22	$11.89
Value at end of period	$17.15	$16.25	$13.22
Number of accumulation units outstanding at end of period	1,276	0	28

Condensed Financial Information (continued)

	2014	2013	2012
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)			
(Funds were first received in this option during May 2012)			
Value at beginning of period	$12.85	$12.06	$11.44
Value at end of period	$13.53	$12.85	$12.06
Number of accumulation units outstanding at end of period	1,487	1,653	2,308
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during September 2013)			
Value at beginning of period	$24.89	$22.75	
Value at end of period	$27.91	$24.89	
Number of accumulation units outstanding at end of period	1,780	500	
VY® BARON GROWTH PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$26.52		
Value at end of period	$27.74		
Number of accumulation units outstanding at end of period	1,528		
VY® FMR(SM) DIVERSIFIED MID CAP PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$22.41		
Value at end of period	$23.60		
Number of accumulation units outstanding at end of period	1,791		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)			
(Funds were first received in this option during March 2013)			
Value at beginning of period	$24.60	$20.16	
Value at end of period	$28.21	$24.60	
Number of accumulation units outstanding at end of period	3,674	1,799	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$20.57		
Value at end of period	$22.57		
Number of accumulation units outstanding at end of period	292		
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)			
(Funds were first received in this option during February 2014)			
Value at beginning of period	$19.03		
Value at end of period	$20.62		
Number of accumulation units outstanding at end of period	261		

TABLE 8
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.35%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$26.82	$20.50	$18.68	$18.40	$14.81	$12.02	$15.94		
Value at end of period	$27.10	$26.82	$20.50	$18.68	$18.40	$14.81	$12.02		
Number of accumulation units outstanding at end of period	3,500	2,907	2,633	2,654	58	0	65		

CFI 36

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$18.73								
Value at end of period	$21.18								
Number of accumulation units outstanding at end of period	16,488								
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$19.15	$14.85	$13.63	$13.35					
Value at end of period	$20.78	$19.15	$14.85	$13.63					
Number of accumulation units outstanding at end of period	0	0	0	2,533					
AMERICAN BALANCED FUND® (CLASS R-3)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$18.02	$14.90	$13.14	$12.74	$11.35	$9.43	$12.78	$12.07	$11.95
Value at end of period	$19.48	$18.02	$14.90	$13.14	$12.74	$11.35	$9.43	$12.78	$12.07
Number of accumulation units outstanding at end of period	71,569	68,654	35,310	44,233	5,760	10,010	10,047	8,076	7,355
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$12.24								
Value at end of period	$12.30								
Number of accumulation units outstanding at end of period	5,203								
ARIEL APPRECIATION FUND (INVESTOR CLASS)									
(Funds were first received in this option during June 2011)									
Value at beginning of period	$21.62	$14.89	$12.56	$14.10					
Value at end of period	$23.22	$21.62	$14.89	$12.56					
Number of accumulation units outstanding at end of period	15,331	18,391	18,931	15,037					
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$19.87	$13.83	$11.58	$13.15	$10.51	$6.48	$12.60	$12.91	$12.76
Value at end of period	$21.89	$19.87	$13.83	$11.58	$13.15	$10.51	$6.48	$12.60	$12.91
Number of accumulation units outstanding at end of period	23,695	22,100	13,140	11,836	1,415	1,377	1,375	1,220	1,157
CAPITAL WORLD GROWTH AND INCOME FUND^{SM} (CLASS R-3)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$18.56	$14.96	$13.50						
Value at end of period	$19.17	$18.56	$14.96						
Number of accumulation units outstanding at end of period	2,454	0	1						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$12.57								
Value at end of period	$14.22								
Number of accumulation units outstanding at end of period	6,388								
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$14.56	$10.83	$9.35	$9.82	$8.03	$5.70			
Value at end of period	$16.22	$14.56	$10.83	$9.35	$9.82	$8.03			
Number of accumulation units outstanding at end of period	0	3,404	0	0	3,407	2,204			
CRM MID CAP VALUE FUND (INVESTOR SHARES)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$20.51	$15.49	$13.25	$15.73					
Value at end of period	$21.57	$20.51	$15.49	$13.25					
Number of accumulation units outstanding at end of period	0	0	0	168					

CFI 37

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
DODGE & COX INTERNATIONAL STOCK FUND									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$14.84	$11.85	$9.87	$12.45					
Value at end of period	$14.73	$14.84	$11.85	$9.87					
Number of accumulation units outstanding at end of period	0	2,040	1,700	1,212					
EUROPACIFIC GROWTH FUND® (CLASS R-3)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$21.47	$17.99	$15.18	$17.69	$16.27	$11.77	$19.93	$16.86	$15.82
Value at end of period	$20.77	$21.47	$17.99	$15.18	$17.69	$16.27	$11.77	$19.93	$16.86
Number of accumulation units outstanding at end of period	71,182	84,165	132,244	106,249	106,406	102,805	86,788	69,072	26,447
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$18.33	$13.91	$12.07	$12.90					
Value at end of period	$19.92	$18.33	$13.91	$12.07					
Number of accumulation units outstanding at end of period	0	138	117	1,223					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$22.35	$17.15	$14.84	$15.34	$13.19	$9.79	$17.16	$14.70	$14.20
Value at end of period	$24.83	$22.35	$17.15	$14.84	$15.34	$13.19	$9.79	$17.16	$14.70
Number of accumulation units outstanding at end of period	26,684	55,694	168,746	125,871	152,504	143,573	138,928	110,136	52,624
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$17.23	$13.54	$11.63	$11.61	$10.16	$7.86	$13.81	$13.70	$13.40
Value at end of period	$18.59	$17.23	$13.54	$11.63	$11.61	$10.16	$7.86	$13.81	$13.70
Number of accumulation units outstanding at end of period	1,045	1,343	6,680	10,064	2,224	10,870	13,547	12,669	11,565
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$17.47	$12.91	$11.34	$11.41	$9.25	$7.27	$13.86	$11.00	$11.13
Value at end of period	$19.30	$17.47	$12.91	$11.34	$11.41	$9.25	$7.27	$13.86	$11.00
Number of accumulation units outstanding at end of period	17	0	0	0	0	0	0	214	70
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$23.59	$18.93	$16.80	$17.41	$15.76	$13.10	$18.00	$16.30	$15.38
Value at end of period	$24.63	$23.59	$18.93	$16.80	$17.41	$15.76	$13.10	$18.00	$16.30
Number of accumulation units outstanding at end of period	15,578	23,725	23,664	14,695	63,138	53,941	25,073	17,077	10,026
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$24.91	$18.38	$15.61	$16.31	$12.79	$9.96	$14.95	$16.57	
Value at end of period	$24.91	$24.91	$18.38	$15.61	$16.31	$12.79	$9.96	$14.95	
Number of accumulation units outstanding at end of period	3,668	2,109	41,903	46,973	46,502	38,540	32,115	26,710	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$21.34	$15.49	$14.06	$14.86	$11.63	$8.17	$12.28		
Value at end of period	$22.82	$21.34	$15.49	$14.06	$14.86	$11.63	$8.17		
Number of accumulation units outstanding at end of period	484	704	703	703	0	0	74		
FUNDAMENTAL INVESTORS℠ (CLASS R-3)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$13.61	$10.41	$8.95	$9.18	$8.62				
Value at end of period	$14.72	$13.61	$10.41	$8.95	$9.18				
Number of accumulation units outstanding at end of period	35,739	6	4,181	5,675	115				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$59.17	$41.72	$34.72	$39.24					
Value at end of period	$70.86	$59.17	$41.72	$34.72					
Number of accumulation units outstanding at end of period	2,272	1,492	1,638	1,704					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$19.77	$15.38	$14.01	$15.01	$13.41	$10.35	$13.45		
Value at end of period	$20.56	$19.77	$15.38	$14.01	$15.01	$13.41	$10.35		
Number of accumulation units outstanding at end of period	6,264	0	0	0	0	0	1,289		
INVESCO SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during July 2011)									
Value at beginning of period	$26.51	$18.48	$15.17	$16.78					
Value at end of period	$28.25	$26.51	$18.48	$15.17					
Number of accumulation units outstanding at end of period	0	0	47	17					
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37	$8.78	$9.88	
Value at end of period	$13.25	$11.70	$8.87	$8.46	$9.03	$7.38	$5.37	$8.78	
Number of accumulation units outstanding at end of period	142	209	20,115	23,972	21,895	21,598	17,115	13,931	
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$24.47	$15.65	$14.26	$14.85					
Value at end of period	$25.12	$24.47	$15.65	$14.26					
Number of accumulation units outstanding at end of period	0	283	170	1,297					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$19.31	$14.90	$13.08	$13.70	$10.97	$8.71	$13.38		
Value at end of period	$21.43	$19.31	$14.90	$13.08	$13.70	$10.97	$8.71		
Number of accumulation units outstanding at end of period	11,954	10,619	10,052	12,539	0	0	3,964		
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)									
(Funds were first received in this option during July 2008)									
Value at beginning of period	$27.05	$20.35	$18.50	$19.51	$15.54	$12.03	$17.01		
Value at end of period	$27.41	$27.05	$20.35	$18.50	$19.51	$15.54	$12.03		
Number of accumulation units outstanding at end of period	8,209	9,699	9,496	13,233	0	0	114		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$19.47	$15.05	$12.95	$13.77					
Value at end of period	$21.58	$19.47	$15.05	$12.95					
Number of accumulation units outstanding at end of period	19,406	19,731	18,307	22,923					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$15.95	$11.64	$10.58	$10.99	$9.03	$6.98	$11.50	$11.51	
Value at end of period	$17.47	$15.95	$11.64	$10.58	$10.99	$9.03	$6.98	$11.50	
Number of accumulation units outstanding at end of period	3,461	11,574	18,042	5,215	23,763	16,240	2,587	3,044	
NEW PERSPECTIVE FUND® (CLASS R-3)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$22.15	$17.58	$14.65	$15.97	$14.27	$10.44	$16.92	$14.69	$13.85
Value at end of period	$22.70	$22.15	$17.58	$14.65	$15.97	$14.27	$10.44	$16.92	$14.69
Number of accumulation units outstanding at end of period	15,840	16,615	26,532	24,827	13,126	11,366	8,715	5,815	2,497

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$15.49	$12.05	$10.66	$10.89	$10.03	$7.03	$13.06	$11.54	$11.67
Value at end of period	$17.73	$15.49	$12.05	$10.66	$10.89	$10.03	$7.03	$13.06	$11.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,246	979	724	491
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$37.86	$35.13	$29.23	$35.89	$28.42	$15.72	$30.42	$22.85	$22.17
Value at end of period	$35.84	$37.86	$35.13	$29.23	$35.89	$28.42	$15.72	$30.42	$22.85
Number of accumulation units outstanding at end of period	14,453	9,988	5,231	4,393	275	1,697	3,041	2,884	3,076
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$16.17	$13.98	$12.63	$12.94	$11.63	$9.63	$13.98	$12.85	$12.48
Value at end of period	$17.37	$16.17	$13.98	$12.63	$12.94	$11.63	$9.63	$13.98	$12.85
Number of accumulation units outstanding at end of period	11,729	10,969	13,664	5,740	38,585	31,628	27,329	16,071	11,482
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$14.33	$15.88	$14.69	$13.23	$12.31	$10.46	$11.82		
Value at end of period	$14.68	$14.33	$15.88	$14.69	$13.23	$12.31	$10.46		
Number of accumulation units outstanding at end of period	0	894	18,602	283	0	0	2,046		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$8.72	$8.96	$8.06	$10.60	$9.21	$5.59			
Value at end of period	$7.57	$8.72	$8.96	$8.06	$10.60	$9.21			
Number of accumulation units outstanding at end of period	0	0	0	89	3,264	1,386			
PIONEER HIGH YIELD FUND (CLASS A)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$18.38	$16.46	$14.39	$14.73	$12.60	$7.82	$12.47	$11.73	$11.65
Value at end of period	$18.25	$18.38	$16.46	$14.39	$14.73	$12.60	$7.82	$12.47	$11.73
Number of accumulation units outstanding at end of period	11,405	9,556	9,194	39,498	22,120	26,914	25,655	23,076	13,579
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$23.58	$18.08	$15.25	$16.16	$13.99	$9.62	$14.82	$14.85	$14.71
Value at end of period	$25.87	$23.58	$18.08	$15.25	$16.16	$13.99	$9.62	$14.82	$14.85
Number of accumulation units outstanding at end of period	13,138	13,020	15,979	15,725	80	5,820	7,115	6,512	6,794
TEMPLETON FOREIGN FUND (CLASS A)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$19.58	$15.48	$13.13	$15.13	$14.02	$9.41	$17.56	$15.06	$14.31
Value at end of period	$17.37	$19.58	$15.48	$13.13	$15.13	$14.02	$9.41	$17.56	$15.06
Number of accumulation units outstanding at end of period	80	355	144	218	161	4,585	4,950	6,009	6,411
THE GROWTH FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$20.33	$15.29	$12.77	$13.51	$12.11	$9.06	$14.96	$13.58	$13.11
Value at end of period	$22.07	$20.33	$15.29	$12.77	$13.51	$12.11	$9.06	$14.96	$13.58
Number of accumulation units outstanding at end of period	130,193	148,489	137,682	118,453	123,927	121,108	46,399	31,663	34,998
THE INCOME FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$18.57	$15.83	$14.23	$13.58	$12.21	$9.88	$14.00	$13.59	$13.39
Value at end of period	$19.99	$18.57	$15.83	$14.23	$13.58	$12.21	$9.88	$14.00	$13.59
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,242	2,080	2,173	2,145

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VANGUARD® DIVERSIFIED VALUE PORTFOLIO									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$19.57	$15.27	$13.23	$12.85	$11.87	$9.44	$14.92	$14.49	$14.01
Value at end of period	$21.29	$19.57	$15.27	$13.23	$12.85	$11.87	$9.44	$14.92	$14.49
Number of accumulation units outstanding at end of period	5,299	5,331	5,548	5,903	5,970	6,031	7,227	6,859	6,630
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$23.65	$16.29	$14.34	$14.29	$10.94	$7.93	$13.22	$12.86	$13.02
Value at end of period	$24.22	$23.65	$16.29	$14.34	$14.29	$10.94	$7.93	$13.22	$12.86
Number of accumulation units outstanding at end of period	790	799	726	653	542	952	598	238	119
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$15.34	$15.69	$14.59	$14.18	$13.23	$11.79	$11.85	$10.87	$11.00
Value at end of period	$16.08	$15.34	$15.69	$14.59	$14.18	$13.23	$11.79	$11.85	$10.87
Number of accumulation units outstanding at end of period	61,951	58,625	117,145	80,271	52,519	35,498	4,099	110	67
VOYA CORE EQUITY RESEARCH FUND (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$23.14	$17.78	$15.19	$15.40					
Value at end of period	$25.32	$23.14	$17.78	$15.19					
Number of accumulation units outstanding at end of period	2,571	3,012	6,054	6,189					
VOYA GLOBAL BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$12.83	$13.45	$12.54	$12.16	$10.56	$8.23			
Value at end of period	$12.81	$12.83	$13.45	$12.54	$12.16	$10.56			
Number of accumulation units outstanding at end of period	0	0	0	73	20,948	18,471			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$19.67								
Value at end of period	$22.00								
Number of accumulation units outstanding at end of period	4,281								
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$14.45	$14.77	$14.41	$13.46	$12.72	$12.16	$11.64		
Value at end of period	$15.11	$14.45	$14.77	$14.41	$13.46	$12.72	$12.16		
Number of accumulation units outstanding at end of period	21,957	19,363	17,654	16,294	31,662	30,914	1,215		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$20.81	$16.04	$13.95	$14.09	$12.43	$11.27			
Value at end of period	$22.88	$20.81	$16.04	$13.95	$14.09	$12.43			
Number of accumulation units outstanding at end of period	412	379	28,605	19,231	14,705	5,347			
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2009)									
Value at beginning of period	$17.62	$16.76	$14.76	$14.20	$12.49	$11.25			
Value at end of period	$17.75	$17.62	$16.76	$14.76	$14.20	$12.49			
Number of accumulation units outstanding at end of period	7,934	35,958	61,453	1,350	1,047	617			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$17.14	$12.99	$11.44	$11.53	$10.20	$8.34	$13.38	$14.05	
Value at end of period	$19.37	$17.14	$12.99	$11.44	$11.53	$10.20	$8.34	$13.38	
Number of accumulation units outstanding at end of period	6,107	10,152	46,923	34,008	32,983	28,906	6,131	4,605	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$21.34	$15.98	$13.68	$13.94	$11.52	$8.81	$14.22	$13.58	$13.64
Value at end of period	$23.20	$21.34	$15.98	$13.68	$13.94	$11.52	$8.81	$14.22	$13.58
Number of accumulation units outstanding at end of period	6,840	7,990	11,557	16,820	63,325	64,518	20,029	18,609	15,677
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$20.55	$14.51	$13.01	$13.20	$10.83	$8.74	$13.26	$14.24	$14.28
Value at end of period	$21.51	$20.55	$14.51	$13.01	$13.20	$10.83	$8.74	$13.26	$14.24
Number of accumulation units outstanding at end of period	3,386	3,840	5,342	4,759	7,421	7,174	3,925	3,797	3,312
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2012)									
Value at beginning of period	$13.33	$12.21	$11.86						
Value at end of period	$14.03	$13.33	$12.21						
Number of accumulation units outstanding at end of period	2,749	0	52						
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2011)									
Value at beginning of period	$14.83	$12.74	$11.32	$12.07					
Value at end of period	$15.60	$14.83	$12.74	$11.32					
Number of accumulation units outstanding at end of period	5,778	0	4,617	2,076					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during July 2011)									
Value at beginning of period	$15.75	$12.98	$11.32	$12.19					
Value at end of period	$16.60	$15.75	$12.98	$11.32					
Number of accumulation units outstanding at end of period	21	384	445	46					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$16.25	$13.16	$12.97						
Value at end of period	$17.15	$16.25	$13.16						
Number of accumulation units outstanding at end of period	155	0	226						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2012)									
Value at beginning of period	$15.68	$12.70	$12.08						
Value at end of period	$16.59	$15.68	$12.70						
Number of accumulation units outstanding at end of period	0	0	386						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$12.82								
Value at end of period	$13.47								
Number of accumulation units outstanding at end of period	31								
VOYA INTERMEDIATE BOND FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$14.59	$14.75	$13.59	$12.66	$11.58	$10.31	$11.49	$10.91	$10.98
Value at end of period	$15.48	$14.59	$14.75	$13.59	$12.66	$11.58	$10.31	$11.49	$10.91
Number of accumulation units outstanding at end of period	232	247	44,677	53,647	58,127	64,876	77,248	66,284	4,543
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$14.51	$14.63	$13.47	$12.61	$11.56	$10.44	$11.48	$10.91	$10.77
Value at end of period	$15.37	$14.51	$14.63	$13.47	$12.61	$11.56	$10.44	$11.48	$10.91
Number of accumulation units outstanding at end of period	15,482	15,221	7,053	25,293	65,547	39,185	39,310	29,740	24,524

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$10.24								
Value at end of period	$9.42								
Number of accumulation units outstanding at end of period	3,076								
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$16.55	$13.70	$11.53	$13.61	$13.32	$10.51	$16.78		
Value at end of period	$15.68	$16.55	$13.70	$11.53	$13.61	$13.32	$10.51		
Number of accumulation units outstanding at end of period	0	0	1,414	1,915	0	0	869		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$15.85	$12.18	$10.37	$10.80					
Value at end of period	$17.90	$15.85	$12.18	$10.37					
Number of accumulation units outstanding at end of period	1,038	764	763	764					
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$12.96	$9.97	$8.75	$8.52	$7.18	$6.42	$9.25	$9.43	
Value at end of period	$14.16	$12.96	$9.97	$8.75	$8.52	$7.18	$6.42	$9.25	
Number of accumulation units outstanding at end of period	16,852	23,240	78,370	76,674	123,748	101,852	83,274	71,517	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$12.24	$10.19							
Value at end of period	$13.26	$12.24							
Number of accumulation units outstanding at end of period	13,602	11,243							
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$10.89	$10.99	$11.08	$11.15					
Value at end of period	$10.80	$10.89	$10.99	$11.08					
Number of accumulation units outstanding at end of period	0	0	2,813	6,453					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$21.90	$17.10	$14.27	$17.40	$14.02	$9.67	$20.14	$18.35	$16.48
Value at end of period	$20.48	$21.90	$17.10	$14.27	$17.40	$14.02	$9.67	$20.14	$18.35
Number of accumulation units outstanding at end of period	396	3,491	4,897	1,367	22,038	17,676	13,876	10,909	7,128
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$14.29	$11.01	$10.04	$10.56	$9.16	$7.41	$11.40	$11.59	
Value at end of period	$16.36	$14.29	$11.01	$10.04	$10.56	$9.16	$7.41	$11.40	
Number of accumulation units outstanding at end of period	2,818	16,582	15,250	2,521	19,922	15,494	18,203	14,814	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$14.24	$10.98	$10.00	$10.52	$9.13	$6.25			
Value at end of period	$16.30	$14.24	$10.98	$10.00	$10.52	$9.13			
Number of accumulation units outstanding at end of period	0	0	0	0	20,266	16,508			
VOYA REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$21.67	$21.37	$18.60	$18.10					
Value at end of period	$28.11	$21.67	$21.37	$18.60					
Number of accumulation units outstanding at end of period	3,051	3,119	2,677	2,681					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2009)									
Value at beginning of period	$21.85	$16.65	$14.63	$14.12	$12.60	$10.72			
Value at end of period	$24.55	$21.85	$16.65	$14.63	$14.12	$12.60			
Number of accumulation units outstanding at end of period	0	0	0	64	5,992	3,538			
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$14.10	$10.74	$9.35	$9.17					
Value at end of period	$15.83	$14.10	$10.74	$9.35					
Number of accumulation units outstanding at end of period	47,756	48,435	47,826	10,663					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$15.59	$11.69	$10.05	$11.25					
Value at end of period	$17.47	$15.59	$11.69	$10.05					
Number of accumulation units outstanding at end of period	6,535	13,236	4,793	2,553					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$16.77	$12.16	$12.04						
Value at end of period	$17.49	$16.77	$12.16						
Number of accumulation units outstanding at end of period	578	5,641	17						
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$27.04	$19.55	$19.38						
Value at end of period	$28.41	$27.04	$19.55						
Number of accumulation units outstanding at end of period	0	0	11						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$24.68	$17.98	$15.76	$16.21	$13.08	$10.29	$13.94		
Value at end of period	$26.20	$24.68	$17.98	$15.76	$16.21	$13.08	$10.29		
Number of accumulation units outstanding at end of period	56	0	976	2,258	0	0	903		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$13.55	$12.47	$11.25	$11.39	$10.80				
Value at end of period	$14.25	$13.55	$12.47	$11.25	$11.39				
Number of accumulation units outstanding at end of period	16,674	27,591	112,806	104,596	138,812				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$14.93	$12.91	$11.43	$11.86	$11.06				
Value at end of period	$15.68	$14.93	$12.91	$11.43	$11.86				
Number of accumulation units outstanding at end of period	33,307	26,749	190,376	160,899	150,171				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.70	$13.11	$11.44	$12.06	$11.22				
Value at end of period	$16.50	$15.70	$13.11	$11.44	$12.06				
Number of accumulation units outstanding at end of period	39,042	34,630	306,173	284,472	254,887				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$16.21	$13.20	$11.48	$12.18	$11.27				
Value at end of period	$17.11	$16.21	$13.20	$11.48	$12.18				
Number of accumulation units outstanding at end of period	91,940	89,021	305,214	205,693	245,997				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$15.44	$12.56	$10.93	$11.58	$10.82				
Value at end of period	$16.33	$15.44	$12.56	$10.93	$11.58				
Number of accumulation units outstanding at end of period	8,272	4,994	7,191	2,009	2,962				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$12.82	$12.04	$11.02	$11.03	$10.51				
Value at end of period	$13.49	$12.82	$12.04	$11.02	$11.03				
Number of accumulation units outstanding at end of period	1,659	1,413	35,636	35,820	188,826				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$15.44	$13.84	$12.39	$12.92					
Value at end of period	$16.38	$15.44	$13.84	$12.39					
Number of accumulation units outstanding at end of period	6,493	19,045	18,036	5,851					
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$16.32	$13.40	$11.71	$12.97					
Value at end of period	$17.31	$16.32	$13.40	$11.71					
Number of accumulation units outstanding at end of period	18,619	17,482	13,314	7,912					
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$15.80	$13.62	$12.05	$12.95					
Value at end of period	$16.77	$15.80	$13.62	$12.05					
Number of accumulation units outstanding at end of period	30,901	38,779	34,467	22,540					
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2013)									
Value at beginning of period	$12.12	$12.45							
Value at end of period	$12.73	$12.12							
Number of accumulation units outstanding at end of period	1,206	10,576							
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$24.76	$18.92	$17.81						
Value at end of period	$27.75	$24.76	$18.92						
Number of accumulation units outstanding at end of period	0	5,165	15,928						
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$26.54	$19.18	$16.08	$15.79	$12.52	$9.30	$15.88	$15.02	$14.19
Value at end of period	$27.59	$26.54	$19.18	$16.08	$15.79	$12.52	$9.30	$15.88	$15.02
Number of accumulation units outstanding at end of period	31,201	40,430	58,789	26,236	41,703	43,059	24,878	23,224	8,320
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$13.63	$13.41	$11.66	$10.70	$8.40	$6.21	$10.14	$12.37	$11.68
Value at end of period	$17.62	$13.63	$13.41	$11.66	$10.70	$8.40	$6.21	$10.14	$12.37
Number of accumulation units outstanding at end of period	11,406	25,186	19,927	11,910	25,042	19,687	13,197	8,974	12,480
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$16.13	$12.01	$10.73	$11.30	$10.12	$7.72	$12.74	$13.40	
Value at end of period	$18.13	$16.13	$12.01	$10.73	$11.30	$10.12	$7.72	$12.74	
Number of accumulation units outstanding at end of period	0	0	0	35,942	39,478	40,665	41,808	35,698	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$16.30	$11.69	$10.27	$10.59	$8.48	$6.83	$9.53		
Value at end of period	$16.95	$16.30	$11.69	$10.27	$10.59	$8.48	$6.83		
Number of accumulation units outstanding at end of period	0	5,944	0	0	0	0	2,536		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$22.24	$16.42	$14.38	$16.21	$12.68	$9.15	$15.09	$13.24	$12.72
Value at end of period	$23.49	$22.24	$16.42	$14.38	$16.21	$12.68	$9.15	$15.09	$13.24
Number of accumulation units outstanding at end of period	19,986	27,930	33,375	13,591	29,479	24,061	19,202	13,504	9,268
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$18.92	$14.06	$11.90	$12.19	$10.63	$8.30	$12.40		
Value at end of period	$20.58	$18.92	$14.06	$11.90	$12.19	$10.63	$8.30		
Number of accumulation units outstanding at end of period	7,679	7,568	44,041	4,054	0	0	4,684		
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$10.44								
Value at end of period	$10.63								
Number of accumulation units outstanding at end of period	101,991								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$14.26	$15.19	$12.81	$14.42					
Value at end of period	$14.32	$14.26	$15.19	$12.81					
Number of accumulation units outstanding at end of period	0	13,077	15,427	3,511					
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$24.48	$18.68	$15.62	$15.39	$12.56	$10.03	$15.04	$14.74	$14.78
Value at end of period	$28.05	$24.48	$18.68	$15.62	$15.39	$12.56	$10.03	$15.04	$14.74
Number of accumulation units outstanding at end of period	9,370	25,283	25,737	2,497	2,801	4,183	3,746	3,531	2,064
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$21.28	$15.39	$13.02	$14.51					
Value at end of period	$22.96	$21.28	$15.39	$13.02					
Number of accumulation units outstanding at end of period	0	0	0	272					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$19.34	$15.30	$12.65	$13.85	$12.01	$8.65	$14.58	$13.77	$13.44
Value at end of period	$19.67	$19.34	$15.30	$12.65	$13.85	$12.01	$8.65	$14.58	$13.77
Number of accumulation units outstanding at end of period	3,194	6,416	32,977	9,594	4,570	5,007	10,068	6,487	6,104
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2009)									
Value at beginning of period	$19.66	$17.60	$15.25	$15.45	$13.06	$7.72			
Value at end of period	$19.61	$19.66	$17.60	$15.25	$15.45	$13.06			
Number of accumulation units outstanding at end of period	0	0	0	61	1,638	429			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$20.12	$16.54	$14.51	$14.17	$12.48	$9.41	$13.04	$12.55	$12.06
Value at end of period	$22.46	$20.12	$16.54	$14.51	$14.17	$12.48	$9.41	$13.04	$12.55
Number of accumulation units outstanding at end of period	29,366	36,590	51,633	15,412	79,238	66,795	31,840	21,966	24,305

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$19.16	$14.22	$12.29	$12.81	$10.00	$6.86	$12.10	$10.71	$10.77
Value at end of period	$21.35	$19.16	$14.22	$12.29	$12.81	$10.00	$6.86	$12.10	$10.71
Number of accumulation units outstanding at end of period	1,180	1,100	2,853	1,312	841	1,354	928	258	113
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$21.44	$15.97	$13.83	$14.44	$11.31	$7.77	$13.75	$12.21	$12.28
Value at end of period	$23.86	$21.44	$15.97	$13.83	$14.44	$11.31	$7.77	$13.75	$12.21
Number of accumulation units outstanding at end of period	87	1,352	1,351	1,351	1,351	1,352	1,352	1,352	1,329
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$19.17	$14.84	$12.72	$12.89	$11.26	$7.22			
Value at end of period	$20.50	$19.17	$14.84	$12.72	$12.89	$11.26			
Number of accumulation units outstanding at end of period	17,924	18,925	2,654	967	31,712	25,676			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$21.28	$15.37	$13.00	$13.22	$11.38	$8.01	$12.52		
Value at end of period	$22.99	$21.28	$15.37	$13.00	$13.22	$11.38	$8.01		
Number of accumulation units outstanding at end of period	2,728	2,639	3,667	3,630	0	0	2,222		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during November 2013)									
Value at beginning of period	$21.46	$21.17							
Value at end of period	$20.79	$21.46							
Number of accumulation units outstanding at end of period	4,753	4,521							
WANGER INTERNATIONAL									
(Funds were first received in this option during October 2007)									
Value at beginning of period	$13.17	$10.82	$8.95	$10.54	$8.48	$5.70	$10.53	$11.16	
Value at end of period	$12.52	$13.17	$10.82	$8.95	$10.54	$8.48	$5.70	$10.53	
Number of accumulation units outstanding at end of period	595	292	14,238	14,510	13,487	13,251	9,542	7,447	
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$18.41	$14.05	$12.58	$11.84	$10.51	$8.90	$13.39	$12.97	$12.75
Value at end of period	$20.33	$18.41	$14.05	$12.58	$11.84	$10.51	$8.90	$13.39	$12.97
Number of accumulation units outstanding at end of period	73,777	99,401	97,018	68,259	1,599	5,604	5,313	4,844	4,396
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$22.68	$16.52	$14.65	$15.06	$12.36	$9.58	$14.12	$15.45	$15.51
Value at end of period	$24.20	$22.68	$16.52	$14.65	$15.06	$12.36	$9.58	$14.12	$15.45
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,036	3,368	3,187	2,886

Condensed Financial Information (continued)

TABLE 9
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER CAPITAL APPRECIATION FUND (CLASS A)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$18.56	$13.83	$13.70						
Value at end of period	$20.89	$18.56	$13.83						
Number of accumulation units outstanding at end of period	15,316	13,467	13,138						
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$17.66	$13.23	$11.32	$10.79	$9.60	$7.98	$13.56		
Value at end of period	$19.10	$17.66	$13.23	$11.32	$10.79	$9.60	$7.98		
Number of accumulation units outstanding at end of period	0	4	4	4	4	834	0		
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$26.69	$20.41	$18.61	$18.33	$14.77	$11.99	$11.33		
Value at end of period	$26.95	$26.69	$20.41	$18.61	$18.33	$14.77	$11.99		
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,668	1,221		
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$18.64	$15.28	$15.35						
Value at end of period	$21.12	$18.64	$15.28						
Number of accumulation units outstanding at end of period	16,292	16,621	18,639						
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during September 2010)									
Value at beginning of period	$19.11	$14.83	$13.61	$13.44	$12.29				
Value at end of period	$20.72	$19.11	$14.83	$13.61	$13.44				
Number of accumulation units outstanding at end of period	2,362	1,985	0	0	2,482				
AMERICAN BALANCED FUND® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$17.93	$14.83	$13.08	$12.69	$11.31	$9.41	$12.75	$12.05	$12.03
Value at end of period	$19.37	$17.93	$14.83	$13.08	$12.69	$11.31	$9.41	$12.75	$12.05
Number of accumulation units outstanding at end of period	147,404	149,662	165,853	147,369	78,895	68,948	24,622	14,442	33,890
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during December 2011)									
Value at beginning of period	$12.03	$13.34	$12.60	$12.60					
Value at end of period	$12.26	$12.03	$13.34	$12.60					
Number of accumulation units outstanding at end of period	4,219	4,145	34,361	13,404					
ARIEL APPRECIATION FUND (INVESTOR CLASS)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$21.51	$14.82	$12.51	$13.61	$11.46	$7.09	$11.08		
Value at end of period	$23.09	$21.51	$14.82	$12.51	$13.61	$11.46	$7.09		
Number of accumulation units outstanding at end of period	360	334	269	2,371	18,154	14,457	15,380		
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$19.77	$13.77	$11.53	$13.10	$10.48	$6.46	$12.58	$14.40	
Value at end of period	$21.77	$19.77	$13.77	$11.53	$13.10	$10.48	$6.46	$12.58	
Number of accumulation units outstanding at end of period	0	0	8,456	7,337	19,528	23,475	17,660	15,034	

	2014	2013	2012	2011	2010	2009	2008	2007	2006
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$17.13	$15.85							
Value at end of period	$18.59	$17.13							
Number of accumulation units outstanding at end of period	24,431	24,194							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$23.39	$21.79							
Value at end of period	$24.77	$23.39							
Number of accumulation units outstanding at end of period	2,838	2,996							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$18.52	$16.83							
Value at end of period	$19.12	$18.52							
Number of accumulation units outstanding at end of period	6,449	6,163							
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$12.73	$9.74	$8.52	$9.06	$7.83	$6.18			
Value at end of period	$14.17	$12.73	$9.74	$8.52	$9.06	$7.83			
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,559			
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11	$5.95		
Value at end of period	$16.16	$14.52	$10.81	$9.33	$9.81	$8.03	$6.11		
Number of accumulation units outstanding at end of period	0	0	0	0	0	609	493		
EUROPACIFIC GROWTH FUND® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$21.37	$17.91	$15.12	$17.63	$16.22	$11.74	$19.89	$16.84	$16.51
Value at end of period	$20.66	$21.37	$17.91	$15.12	$17.63	$16.22	$11.74	$19.89	$16.84
Number of accumulation units outstanding at end of period	57,815	53,725	57,591	87,967	103,113	61,042	54,287	13,319	8,327
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$22.24	$17.08	$14.79	$15.29	$13.15	$9.77	$17.13	$14.68	$14.76
Value at end of period	$24.70	$22.24	$17.08	$14.79	$15.29	$13.15	$9.77	$17.13	$14.68
Number of accumulation units outstanding at end of period	153,905	148,401	147,750	190,802	141,619	49,269	29,734	6,798	15,009
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$17.14	$13.48	$11.59	$11.57	$10.13	$7.84	$12.83		
Value at end of period	$18.49	$17.14	$13.48	$11.59	$11.57	$10.13	$7.84		
Number of accumulation units outstanding at end of period	10,765	1,089	616	1,139	7,327	0	5,036		
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$17.39	$12.85	$11.30	$11.37	$9.23	$7.25	$12.67		
Value at end of period	$19.20	$17.39	$12.85	$11.30	$11.37	$9.23	$7.25		
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,874	1,935		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$23.47	$18.85	$16.73	$17.35	$15.72	$13.07	$17.96	$18.22	
Value at end of period	$24.49	$23.47	$18.85	$16.73	$17.35	$15.72	$13.07	$17.96	
Number of accumulation units outstanding at end of period	12,454	13,372	9,243	17,810	17,670	14,300	21,454	13,999	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$24.78	$18.30	$15.55	$16.26	$12.75	$9.93	$14.92	$15.38	$15.54
Value at end of period	$24.77	$24.78	$18.30	$15.55	$16.26	$12.75	$9.93	$14.92	$15.38
Number of accumulation units outstanding at end of period	33,814	27,964	21,105	19,627	560	599	2,142	951	5
FUNDAMENTAL INVESTORS^SM (CLASS R-3)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12	$5.92		
Value at end of period	$14.67	$13.57	$10.39	$8.93	$9.17	$8.10	$6.12		
Number of accumulation units outstanding at end of period	2,968	2,082	0	0	5,447	9,987	1,879		
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$58.92	$41.57	$34.61	$33.40	$32.10	$25.33	$35.57	$34.89	
Value at end of period	$70.52	$58.92	$41.57	$34.61	$33.40	$32.10	$25.33	$35.57	
Number of accumulation units outstanding at end of period	0	0	0	0	834	802	603	505	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$19.68	$15.31	$13.95	$14.96	$13.37	$10.33	$13.61		
Value at end of period	$20.45	$19.68	$15.31	$13.95	$14.96	$13.37	$10.33		
Number of accumulation units outstanding at end of period	10,420	8,687	24	24	116	1,969	1,740		
INVESCO SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during December 2013)									
Value at beginning of period	$26.45	$26.45							
Value at end of period	$28.17	$26.45							
Number of accumulation units outstanding at end of period	124	28							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)									
(Funds were first received in this option during November 2010)									
Value at beginning of period	$24.42	$15.63	$14.24	$14.57	$13.44				
Value at end of period	$25.06	$24.42	$15.63	$14.24	$14.57				
Number of accumulation units outstanding at end of period	888	716	0	0	1,197				
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$17.57	$12.94	$12.80						
Value at end of period	$18.68	$17.57	$12.94						
Number of accumulation units outstanding at end of period	3,427	4,019	4,146						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$19.21	$14.83	$13.03	$13.65	$10.94	$8.69	$14.43	$16.20	
Value at end of period	$21.31	$19.21	$14.83	$13.03	$13.65	$10.94	$8.69	$14.43	
Number of accumulation units outstanding at end of period	0	0	0	18,471	8,175	7,920	8,582	8,354	
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$26.92	$20.26	$18.43	$19.44	$15.49	$12.01	$17.52	$17.52	
Value at end of period	$27.26	$26.92	$20.26	$18.43	$19.44	$15.49	$12.01	$17.52	
Number of accumulation units outstanding at end of period	13,156	12,037	106	106	18,911	18,576	18,147	5,141	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$19.37	$14.98	$12.90	$12.81	$11.29	$8.09	$12.92	$12.50	
Value at end of period	$21.47	$19.37	$14.98	$12.90	$12.81	$11.29	$8.09	$12.92	
Number of accumulation units outstanding at end of period	1,758	2,277	2,387	0	20,727	16,922	13,177	16,497	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$15.89	$11.61	$10.55	$10.97	$9.02	$6.97	$11.49		
Value at end of period	$17.39	$15.89	$11.61	$10.55	$10.97	$9.02	$6.97		
Number of accumulation units outstanding at end of period	13,933	14,388	8,853	31,117	7,996	0	0		
NEW PERSPECTIVE FUND® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$22.04	$17.50	$14.60	$15.92	$14.22	$10.42	$16.89	$14.66	$14.48
Value at end of period	$22.58	$22.04	$17.50	$14.60	$15.92	$14.22	$10.42	$16.89	$14.66
Number of accumulation units outstanding at end of period	17,478	11,081	6,276	4,734	6,685	4,448	8,843	0	635
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$15.42	$12.00	$10.62	$10.85	$10.00	$7.01	$11.58		
Value at end of period	$17.63	$15.42	$12.00	$10.62	$10.85	$10.00	$7.01		
Number of accumulation units outstanding at end of period	0	140	144	186	8,110	17,360	5,199		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$37.67	$34.98	$29.12	$35.77	$28.34	$15.69	$30.36	$25.87	
Value at end of period	$35.65	$37.67	$34.98	$29.12	$35.77	$28.34	$15.69	$30.36	
Number of accumulation units outstanding at end of period	9,671	8,832	4,179	3,931	10,049	17,274	14,421	12,946	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$6.06	$11.69	$12.94	$17.52	$12.46				
Value at end of period	$5.10	$6.06	$11.69	$12.94	$17.52				
Number of accumulation units outstanding at end of period	0	0	0	0	2,145				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$16.09	$13.92	$12.58	$12.89	$11.59	$9.61	$13.95	$13.88	
Value at end of period	$17.28	$16.09	$13.92	$12.58	$12.89	$11.59	$9.61	$13.95	
Number of accumulation units outstanding at end of period	0	0	5	0	2	4	13	9	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$14.27	$15.82	$14.64	$13.20	$12.29	$10.45	$11.74		
Value at end of period	$14.62	$14.27	$15.82	$14.64	$13.20	$12.29	$10.45		
Number of accumulation units outstanding at end of period	6,379	4,335	0	18,825	3,318	480	27,142		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2014)									
Value at beginning of period	$8.27								
Value at end of period	$7.55								
Number of accumulation units outstanding at end of period	5,455								
PIONEER HIGH YIELD FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$18.29	$16.38	$14.33	$14.68	$12.56	$7.80	$12.45	$11.72	$11.74
Value at end of period	$18.15	$18.29	$16.38	$14.33	$14.68	$12.56	$7.80	$12.45	$11.72
Number of accumulation units outstanding at end of period	9,990	4,167	5,110	26,894	35,390	33,187	26,821	17,416	6,252
PIONEER STRATEGIC INCOME FUND (CLASS A)									
(Funds were first received in this option during April 2012)									
Value at beginning of period	$12.36	$12.25	$11.52						
Value at end of period	$12.85	$12.36	$12.25						
Number of accumulation units outstanding at end of period	77,412	78,762	95,467						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$23.47	$18.00	$15.19	$16.10	$13.95	$9.59	$13.91		
Value at end of period	$25.73	$23.47	$18.00	$15.19	$16.10	$13.95	$9.59		
Number of accumulation units outstanding at end of period	0	13	21	24	3,091	16,976	5,053		
TEMPLETON FOREIGN FUND (CLASS A)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$19.49	$15.41	$13.08	$15.07	$13.98	$9.39	$17.52	$17.42	
Value at end of period	$17.28	$19.49	$15.41	$13.08	$15.07	$13.98	$9.39	$17.52	
Number of accumulation units outstanding at end of period	64,273	66,031	51,357	47,071	14,184	4,514	1,192	1,068	
THE GROWTH FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$20.23	$15.22	$12.72	$13.46	$12.07	$9.04	$14.93	$13.56	$13.61
Value at end of period	$21.95	$20.23	$15.22	$12.72	$13.46	$12.07	$9.04	$14.93	$13.56
Number of accumulation units outstanding at end of period	126,005	107,209	80,514	128,799	155,544	104,347	108,075	47,018	13,628
THE INCOME FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$18.48	$15.76	$14.18	$13.53	$12.17	$9.85	$13.97	$14.13	
Value at end of period	$19.88	$18.48	$15.76	$14.18	$13.53	$12.17	$9.85	$13.97	
Number of accumulation units outstanding at end of period	32,435	28,180	19,058	21,511	0	3,851	3,600	1,601	
VANGUARD® EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$20.31	$18.93							
Value at end of period	$22.40	$20.31							
Number of accumulation units outstanding at end of period	10,466	11,412							
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO									
(Funds were first received in this option during October 2011)									
Value at beginning of period	$23.53	$16.22	$14.29	$13.53					
Value at end of period	$24.09	$23.53	$16.22	$14.29					
Number of accumulation units outstanding at end of period	0	0	3	1					
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$15.26	$15.62	$14.53	$14.13	$13.19	$11.76	$11.83	$10.93	
Value at end of period	$15.99	$15.26	$15.62	$14.53	$14.13	$13.19	$11.76	$11.83	
Number of accumulation units outstanding at end of period	24,685	37,301	16,121	64,802	45,438	46,978	25,419	10,134	
VOYA CORE EQUITY RESEARCH FUND (CLASS A)									
(Funds were first received in this option during February 2009)									
Value at beginning of period	$23.08	$17.75	$15.17	$15.29	$13.64	$10.47			
Value at end of period	$25.24	$23.08	$17.75	$15.17	$15.29	$13.64			
Number of accumulation units outstanding at end of period	0	0	0	308	6,175	4,381			
VOYA GLOBAL BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$12.79	$13.41	$12.51	$12.14	$10.55	$8.73	$10.64		
Value at end of period	$12.76	$12.79	$13.41	$12.51	$12.14	$10.55	$8.73		
Number of accumulation units outstanding at end of period	22,159	23,050	40,844	0	0	3,016	2,857		
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2013)									
Value at beginning of period	$14.79	$14.58							
Value at end of period	$12.98	$14.79							
Number of accumulation units outstanding at end of period	5,971	5,348							

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$14.38	$14.71	$14.35	$13.41	$12.68	$12.13	$11.39	$10.81	$10.83
Value at end of period	$15.03	$14.38	$14.71	$14.35	$13.41	$12.68	$12.13	$11.39	$10.81
Number of accumulation units outstanding at end of period	19,889	23,884	32,411	32,335	21,389	76,545	5,789	112	11,268
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2008)									
Value at beginning of period	$17.56	$16.71	$14.72	$14.17	$12.47	$11.98	$8.17		
Value at end of period	$17.67	$17.56	$16.71	$14.72	$14.17	$12.47	$8.39		
Number of accumulation units outstanding at end of period	25,394	34,041	56,228	24,486	12,323	2,337	1,135		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$17.06	$12.93	$11.39	$11.49	$10.17	$8.32	$13.36	$12.82	$12.75
Value at end of period	$19.27	$17.06	$12.93	$11.39	$11.49	$10.17	$8.32	$13.36	$12.82
Number of accumulation units outstanding at end of period	49,573	48,872	51,824	66,376	85,565	51,331	31,573	23,525	7,767
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$21.23	$15.90	$13.62	$13.89	$11.49	$8.79	$14.19	$13.56	$13.69
Value at end of period	$23.07	$21.23	$15.90	$13.62	$13.89	$11.49	$8.79	$14.19	$13.56
Number of accumulation units outstanding at end of period	34,447	32,271	32,421	30,522	12,136	7,067	11,676	5,998	84
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$20.45	$14.44	$12.96	$13.16	$10.80	$8.72	$13.23	$14.22	$14.28
Value at end of period	$21.39	$20.45	$14.44	$12.96	$13.16	$10.80	$8.72	$13.23	$14.22
Number of accumulation units outstanding at end of period	16,337	14,422	13,407	12,107	4,476	4,214	2,589	1,977	3,375
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$14.81	$13.93							
Value at end of period	$15.56	$14.81							
Number of accumulation units outstanding at end of period	51,128	46,162							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$15.72	$14.60							
Value at end of period	$16.56	$15.72							
Number of accumulation units outstanding at end of period	39,557	39,197							
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$16.21	$14.94							
Value at end of period	$17.11	$16.21							
Number of accumulation units outstanding at end of period	32,927	28,270							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$15.66	$14.42							
Value at end of period	$16.55	$15.66							
Number of accumulation units outstanding at end of period	1,448	1,055							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$12.75	$12.33							
Value at end of period	$13.43	$12.75							
Number of accumulation units outstanding at end of period	3,502	3,241							

CFI 53

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERMEDIATE BOND FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$14.51	$14.68	$13.54	$12.62	$11.55	$10.28	$11.70		
Value at end of period	$15.39	$14.51	$14.68	$13.54	$12.62	$11.55	$10.28		
Number of accumulation units outstanding at end of period	23,902	20,862	22,188	20,287	15,848	28,459	17,556		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$14.44	$14.57	$13.41	$12.57	$11.53	$10.41	$11.46	$10.89	$10.93
Value at end of period	$15.29	$14.44	$14.57	$13.41	$12.57	$11.53	$10.41	$11.46	$10.89
Number of accumulation units outstanding at end of period	54,637	37,581	53,282	45,662	49,915	30,933	11,721	3,945	26,446
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$16.77								
Value at end of period	$17.87								
Number of accumulation units outstanding at end of period	2,404								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$12.91	$9.94	$8.73	$8.50	$7.17	$6.41	$9.44		
Value at end of period	$14.10	$12.91	$9.94	$8.73	$8.50	$7.17	$6.41		
Number of accumulation units outstanding at end of period	22,171	16,363	0	7,368	6,312	2,543	16,470		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2011)									
Value at beginning of period	$12.89	$9.91	$8.71	$8.63					
Value at end of period	$14.07	$12.89	$9.91	$8.71					
Number of accumulation units outstanding at end of period	55,822	55,709	66,097	61,224					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$12.24	$10.19							
Value at end of period	$13.25	$12.24							
Number of accumulation units outstanding at end of period	3,675	3,112							
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
Value at beginning of period	$10.84	$10.94	$11.03	$11.13	$11.20	$11.27			
Value at end of period	$10.75	$10.84	$10.94	$11.03	$11.13	$11.20			
Number of accumulation units outstanding at end of period	0	41	34	12	1,577	1,509			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$21.79	$17.02	$14.22	$17.34	$13.98	$9.65	$20.17		
Value at end of period	$20.37	$21.79	$17.02	$14.22	$17.34	$13.98	$9.65		
Number of accumulation units outstanding at end of period	7,145	8,847	7,941	14,283	15,018	0	3,510		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$14.24	$10.98	$10.01	$10.54	$9.14	$7.40	$10.69		
Value at end of period	$16.29	$14.24	$10.98	$10.01	$10.54	$9.14	$7.40		
Number of accumulation units outstanding at end of period	0	0	0	14,346	14,516	381	11,480		
VOYA REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$21.56	$21.27	$18.52	$17.01	$13.41	$10.38	$16.08	$19.34	$19.33
Value at end of period	$27.96	$21.56	$21.27	$18.52	$17.01	$13.41	$10.38	$16.08	$19.34
Number of accumulation units outstanding at end of period	16,315	20,061	17,081	15,888	4,236	8,004	14,758	12,410	528

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2010)									
Value at beginning of period	$14.06	$10.72	$9.33	$9.16	$8.11				
Value at end of period	$15.77	$14.06	$10.72	$9.33	$9.16				
Number of accumulation units outstanding at end of period	10,151	10,904	4,281	24,506	887				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$15.55	$11.66	$11.35						
Value at end of period	$17.41	$15.55	$11.66						
Number of accumulation units outstanding at end of period	9,931	10,835	1,185						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$16.72	$12.13	$10.52	$11.02	$9.35				
Value at end of period	$17.43	$16.72	$12.13	$10.52	$11.02				
Number of accumulation units outstanding at end of period	0	0	0	0	282				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$24.56	$17.90	$15.69	$16.16	$13.04	$10.27	$14.04		
Value at end of period	$26.06	$24.56	$17.90	$15.69	$16.16	$13.04	$10.27		
Number of accumulation units outstanding at end of period	26	2,741	2,810	1,904	2,257	1,534	937		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$13.52	$12.46	$11.24	$11.38	$10.80				
Value at end of period	$14.22	$13.52	$12.46	$11.24	$11.38				
Number of accumulation units outstanding at end of period	115,429	128,662	70,491	116,909	49,853				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$14.90	$12.89	$11.42	$11.85	$11.06				
Value at end of period	$15.65	$14.90	$12.89	$11.42	$11.85				
Number of accumulation units outstanding at end of period	205,011	194,227	146,052	144,495	107,597				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.67	$13.09	$11.43	$12.05	$11.22				
Value at end of period	$16.46	$15.67	$13.09	$11.43	$12.05				
Number of accumulation units outstanding at end of period	164,951	156,942	119,545	128,617	137,137				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$16.18	$13.18	$11.47	$12.17	$11.27				
Value at end of period	$17.06	$16.18	$13.18	$11.47	$12.17				
Number of accumulation units outstanding at end of period	54,740	52,094	118,375	164,806	144,874				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$15.41	$12.54	$10.92	$11.58	$9.84				
Value at end of period	$16.29	$15.41	$12.54	$10.92	$11.58				
Number of accumulation units outstanding at end of period	5,817	3,512	3,608	1,312	1,841				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$12.80	$12.02	$11.01	$11.03	$10.51				
Value at end of period	$13.46	$12.80	$12.02	$11.01	$11.03				
Number of accumulation units outstanding at end of period	15,896	22,574	25,034	26,605	45,213				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$15.36	$13.78	$12.34	$12.19	$11.03	$9.41	$12.38	$12.28	
Value at end of period	$16.29	$15.36	$13.78	$12.34	$12.19	$11.03	$9.41	$12.38	
Number of accumulation units outstanding at end of period	0	17	27	28	6,201	14,470	11,446	4,224	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$16.24	$13.34	$11.67	$12.08	$10.75	$8.63	$13.57	$13.99	
Value at end of period	$17.21	$16.24	$13.34	$11.67	$12.08	$10.75	$8.63	$13.57	
Number of accumulation units outstanding at end of period	0	0	0	0	12,324	48,547	21,572	1,798	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2007)									
Value at beginning of period	$15.72	$13.56	$12.00	$12.14	$10.89	$8.99	$13.00	$13.21	
Value at end of period	$16.68	$15.72	$13.56	$12.00	$12.14	$10.89	$8.99	$13.00	
Number of accumulation units outstanding at end of period	279	313	333	323	19,795	34,976	17,954	11,294	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$24.64	$18.83	$16.25	$16.85	$13.86	$10.15			
Value at end of period	$27.60	$24.64	$18.83	$16.25	$16.85	$13.86			
Number of accumulation units outstanding at end of period	13,599	8,389	1,193	14,346	12,628	20			
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$26.40	$19.09	$16.02	$15.73	$12.49	$9.27	$15.85	$15.00	$15.18
Value at end of period	$27.44	$26.40	$19.09	$16.02	$15.73	$12.49	$9.27	$15.85	$15.00
Number of accumulation units outstanding at end of period	17,768	7,095	6,607	41,895	42,403	28,888	23,204	7,965	1,675
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$13.58	$13.37	$11.63	$10.67	$8.38	$6.20	$10.13	$10.45	
Value at end of period	$17.55	$13.58	$13.37	$11.63	$10.67	$8.38	$6.20	$10.13	
Number of accumulation units outstanding at end of period	35,471	35,739	25,330	17,430	14,845	14,360	5,669	266	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$16.05	$11.96	$10.69	$11.83					
Value at end of period	$18.03	$16.05	$11.96	$10.69					
Number of accumulation units outstanding at end of period	5,045	1,921	0	2,037					
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82	$10.38		
Value at end of period	$16.87	$16.24	$11.65	$10.24	$10.57	$8.47	$6.82		
Number of accumulation units outstanding at end of period	87	87	87	87	0	0	0		
VY® FMRSM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$22.14	$16.35	$14.33	$16.17	$12.65	$9.13	$15.07	$15.06	
Value at end of period	$23.37	$22.14	$16.35	$14.33	$16.17	$12.65	$9.13	$15.07	
Number of accumulation units outstanding at end of period	21,093	23,471	26,662	33,934	32,055	26,926	26,965	12,627	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$18.83	$14.00	$11.85	$12.15	$10.59	$8.28	$13.08	$13.59	
Value at end of period	$20.47	$18.83	$14.00	$11.85	$12.15	$10.59	$8.28	$13.08	
Number of accumulation units outstanding at end of period	0	0	6,790	42,218	33,911	6,285	7,537	6,200	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$10.44								
Value at end of period	$10.63								
Number of accumulation units outstanding at end of period	37,328								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$14.20	$15.14	$12.78	$15.71	$13.13	$7.69	$14.75		
Value at end of period	$14.26	$14.20	$15.14	$12.78	$15.71	$13.13	$7.69		
Number of accumulation units outstanding at end of period	5,052	5,099	4,781	23,000	17,643	0	8,204		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$24.36	$18.59	$15.56	$15.34	$12.52	$10.01	$15.01	$15.15	
Value at end of period	$27.90	$24.36	$18.59	$15.56	$15.34	$12.52	$10.01	$15.01	
Number of accumulation units outstanding at end of period	44,227	35,695	33,367	33,447	30,126	1,905	5,812	526	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$21.24	$15.36	$15.04						
Value at end of period	$22.90	$21.24	$15.36						
Number of accumulation units outstanding at end of period	5,620	5,938	1,170						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$19.25	$15.24	$12.61	$13.81	$11.98	$8.64	$14.56		
Value at end of period	$19.57	$19.25	$15.24	$12.61	$13.81	$11.98	$8.64		
Number of accumulation units outstanding at end of period	2,781	949	1,329	22,392	20,208	0	0		
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$19.58	$18.83							
Value at end of period	$19.52	$19.58							
Number of accumulation units outstanding at end of period	15,031	14,366							
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$20.03	$16.47	$14.46	$14.13	$12.45	$9.39	$13.02	$13.09	
Value at end of period	$22.35	$20.03	$16.47	$14.46	$14.13	$12.45	$9.39	$13.02	
Number of accumulation units outstanding at end of period	71,483	72,706	66,719	64,283	40,501	15,552	22,785	3,014	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$19.07	$14.77	$12.67	$12.85	$11.23	$9.03	$14.11	$13.76	$13.68
Value at end of period	$20.39	$19.07	$14.77	$12.67	$12.85	$11.23	$9.03	$14.11	$13.76
Number of accumulation units outstanding at end of period	26,054	30,325	41,382	34,623	26,834	31,908	24,263	17,635	4,075
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2007)									
Value at beginning of period	$21.17	$15.30	$12.95	$13.18	$11.35	$7.99	$13.92	$13.98	
Value at end of period	$22.86	$21.17	$15.30	$12.95	$13.18	$11.35	$7.99	$13.92	
Number of accumulation units outstanding at end of period	15,859	1,071	7,460	2,350	2,789	5,719	3,001	2,059	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29	$17.53		
Value at end of period	$16.62	$16.89	$14.84	$12.56	$14.40	$12.72	$9.29		
Number of accumulation units outstanding at end of period	2,145	2,228	2,736	2,412	0	369	193		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2009)									
Value at beginning of period	$13.38	$11.20	$9.48	$10.84	$10.02	$7.64			
Value at end of period	$12.41	$13.38	$11.20	$9.48	$10.84	$10.02			
Number of accumulation units outstanding at end of period	7,243	8,415	8,710	0	0	9			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$21.38	$16.42	$13.54	$14.41	$13.42	$10.17	$16.94	$17.22	
Value at end of period	$20.70	$21.38	$16.42	$13.54	$14.41	$13.42	$10.17	$16.94	
Number of accumulation units outstanding at end of period	14,717	15,118	22,892	24,665	25,044	4,007	1,867	1,302	
WANGER INTERNATIONAL									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$13.12	$10.79	$8.93	$10.52	$8.47	$5.69	$10.10		
Value at end of period	$12.47	$13.12	$10.79	$8.93	$10.52	$8.47	$5.69		
Number of accumulation units outstanding at end of period	15,924	17,589	9,794	0	0	2,446	1,655		
WANGER SELECT									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$17.32	$15.68							
Value at end of period	$17.76	$17.32							
Number of accumulation units outstanding at end of period	11,448	10,783							
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$18.32	$13.99	$12.53	$11.80	$10.48	$8.87	$13.36	$12.95	$12.89
Value at end of period	$20.22	$18.32	$13.99	$12.53	$11.80	$10.48	$8.87	$13.36	$12.95
Number of accumulation units outstanding at end of period	61,302	49,405	35,726	57,285	65,435	45,167	43,421	24,836	2,029
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during February 2008)									
Value at beginning of period	$22.56	$16.45	$14.59	$15.01	$12.33	$9.55	$13.42		
Value at end of period	$24.07	$22.56	$16.45	$14.59	$15.01	$12.33	$9.55		
Number of accumulation units outstanding at end of period	0	0	0	0	5,409	5,977	5,092		

TABLE 10
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$27.08									
Value at end of period	$26.81									
Number of accumulation units outstanding at end of period	2,195									
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$17.84	$14.77	$13.03	$12.65	$11.28	$9.38	$12.73	$12.04	$10.85	$10.66
Value at end of period	$19.27	$17.84	$14.77	$13.03	$12.65	$11.28	$9.38	$12.73	$12.04	$10.85
Number of accumulation units outstanding at end of period	127	0	0	0	69,208	22,804	17,376	31,686	21,336	17,985

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.86									
Value at end of period	$16.11									
Number of accumulation units outstanding at end of period	4,634									
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.26	$17.83	$15.06	$17.57	$16.18	$11.71	$19.85	$16.81	$13.91	$13.09
Value at end of period	$20.55	$21.26	$17.83	$15.06	$17.57	$16.18	$11.71	$19.85	$16.81	$13.91
Number of accumulation units outstanding at end of period	802	438	0	4,156	9,155	29,569	9,009	9,275	9,072	5,701
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.13	$17.00	$14.73	$15.24	$13.11	$9.74	$17.09	$14.66	$13.24	$11.41
Value at end of period	$24.56	$22.13	$17.00	$14.73	$15.24	$13.11	$9.74	$17.09	$14.66	$13.24
Number of accumulation units outstanding at end of period	26,700	3,468	3,332	7,266	83,353	76,731	31,158	37,755	34,072	30,702
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$17.06	$13.42	$11.54	$11.23						
Value at end of period	$18.39	$17.06	$13.42	$11.54						
Number of accumulation units outstanding at end of period	2,810	0	0	619						
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.01									
Value at end of period	$19.09									
Number of accumulation units outstanding at end of period	3,184									
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$24.47									
Value at end of period	$24.36									
Number of accumulation units outstanding at end of period	1,378									
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$24.66	$18.22	$15.49	$16.20	$12.72	$9.91	$14.89	$14.76		
Value at end of period	$24.64	$24.66	$18.22	$15.49	$16.20	$12.72	$9.91	$14.89		
Number of accumulation units outstanding at end of period	199	0	0	2,021	18,415	2,759	48	35		
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$21.13	$15.35	$13.95	$14.76	$11.57	$8.13	$14.24	$12.83	$12.72	
Value at end of period	$22.58	$21.13	$15.35	$13.95	$14.76	$11.57	$8.13	$14.24	$12.83	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	701	701	
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.41									
Value at end of period	$14.62									
Number of accumulation units outstanding at end of period	10,607									
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.51									
Value at end of period	$20.34									
Number of accumulation units outstanding at end of period	9,398									
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$19.12	$14.76	$12.98	$13.60	$10.90	$7.91				
Value at end of period	$21.20	$19.12	$14.76	$12.98	$13.60	$10.90				
Number of accumulation units outstanding at end of period	175	0	0	0	22,940	4,730				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.32									
Value at end of period	$17.32									
Number of accumulation units outstanding at end of period	1,186									
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$21.93	$17.43	$14.54	$15.08						
Value at end of period	$22.46	$21.93	$17.43	$14.54						
Number of accumulation units outstanding at end of period	183	0	0	234						
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.34	$11.95	$10.58	$10.82	$9.97	$6.99	$12.55			
Value at end of period	$17.54	$15.34	$11.95	$10.58	$10.82	$9.97	$6.99			
Number of accumulation units outstanding at end of period	0	0	0	0	0	41	302			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$37.49	$34.82	$29.00	$35.64	$28.25	$15.65	$30.30	$29.79		
Value at end of period	$35.45	$37.49	$34.82	$29.00	$35.64	$28.25	$15.65	$30.30		
Number of accumulation units outstanding at end of period	1,072	17	23	0	0	2,111	2,073	741		
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.01	$13.85	$12.53	$12.85	$11.56	$9.43				
Value at end of period	$17.18	$16.01	$13.85	$12.53	$12.85	$11.56				
Number of accumulation units outstanding at end of period	9	9	0	0	7,942	7,165				
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.22	$15.77	$14.60	$13.17	$12.27	$10.44	$11.69			
Value at end of period	$14.55	$14.22	$15.77	$14.60	$13.17	$12.27	$10.44			
Number of accumulation units outstanding at end of period	0	214	177	141	0	4,365	215			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$8.95									
Value at end of period	$7.52									
Number of accumulation units outstanding at end of period	354									
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$18.20	$16.31	$14.28	$14.63	$12.52	$7.78	$12.43	$11.70	$10.65	$10.47
Value at end of period	$18.05	$18.20	$16.31	$14.28	$14.63	$12.52	$7.78	$12.43	$11.70	$10.65
Number of accumulation units outstanding at end of period	397	0	0	0	17,477	13,715	12,895	16,279	15,796	18,812
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$19.39	$15.35	$13.03	$15.02	$13.94	$11.17				
Value at end of period	$17.18	$19.39	$15.35	$13.03	$15.02	$13.94				
Number of accumulation units outstanding at end of period	0	0	0	0	22,754	14,081				
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.90	$14.80		
Value at end of period	$21.83	$20.13	$15.16	$12.67	$13.41	$12.04	$9.01	$14.90		
Number of accumulation units outstanding at end of period	5,873	420	0	2,776	18,667	39,038	908	290		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.39	$15.69	$14.12	$13.49	$12.14	$9.83	$13.94	$13.55	$11.35	$11.32
Value at end of period	$19.78	$18.39	$15.69	$14.12	$13.49	$12.14	$9.83	$13.94	$13.55	$11.35
Number of accumulation units outstanding at end of period	104	104	0	3,353	7,599	6,445	5,980	6,688	6,224	2,996
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$20.21	$15.71	$14.00	$12.99						
Value at end of period	$22.28	$20.21	$15.71	$14.00						
Number of accumulation units outstanding at end of period	0	0	0	289						
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$23.42	$16.15	$14.24	$13.93						
Value at end of period	$23.96	$23.42	$16.15	$14.24						
Number of accumulation units outstanding at end of period	0	0	0	3,373						
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.19	$15.55	$14.48	$14.08	$13.15	$11.73	$11.81	$10.84	$10.47	$10.30
Value at end of period	$15.90	$15.19	$15.55	$14.48	$14.08	$13.15	$11.73	$11.81	$10.84	$10.47
Number of accumulation units outstanding at end of period	5,317	94	48	0	26,822	27,386	25,259	25,287	26,371	22,213
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$22.71									
Value at end of period	$25.17									
Number of accumulation units outstanding at end of period	659									
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.75	$13.38	$12.48	$12.11	$10.53	$8.72	$9.40			
Value at end of period	$12.71	$12.75	$13.38	$12.48	$12.11	$10.53	$8.72			
Number of accumulation units outstanding at end of period	0	4,774	4,602	4,433	0	0	3,831			
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.31	$14.64	$14.30	$13.37	$12.64	$12.22				
Value at end of period	$14.94	$14.31	$14.64	$14.30	$13.37	$12.64				
Number of accumulation units outstanding at end of period	195	0	0	0	0	3,661				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.49	$16.65	$15.34							
Value at end of period	$17.60	$17.49	$16.65							
Number of accumulation units outstanding at end of period	0	0	230							
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.97	$12.88	$11.35	$11.45	$10.14	$8.30	$13.33	$12.80	$11.27	$11.09
Value at end of period	$19.16	$16.97	$12.88	$11.35	$11.45	$10.14	$8.30	$13.33	$12.80	$11.27
Number of accumulation units outstanding at end of period	4,036	0	0	0	18,578	51,915	8,630	10,666	11,170	10,176
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.13	$15.83	$13.57	$13.84	$11.45	$8.77	$14.16	$13.54	$12.48	$12.08
Value at end of period	$22.95	$21.13	$15.83	$13.57	$13.84	$11.45	$8.77	$14.16	$13.54	$12.48
Number of accumulation units outstanding at end of period	117	117	0	82	23,838	4,679	3,185	2,032	1,630	1,850
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.35	$14.38	$12.90	$13.11	$10.76	$8.70	$13.20	$14.20	$12.58	$11.79
Value at end of period	$21.27	$20.35	$14.38	$12.90	$13.11	$10.76	$8.70	$13.20	$14.20	$12.58
Number of accumulation units outstanding at end of period	0	0	0	82	13,191	6,633	4,821	3,815	4,306	4,787

CFI 61

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.39									
Value at end of period	$13.96									
Number of accumulation units outstanding at end of period	5,169									
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.86									
Value at end of period	$15.52									
Number of accumulation units outstanding at end of period	10,805									
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.73									
Value at end of period	$16.52									
Number of accumulation units outstanding at end of period	8,278									
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$16.17									
Value at end of period	$17.07									
Number of accumulation units outstanding at end of period	382									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.44	$14.62	$13.49	$12.58	$11.52	$10.26	$11.45	$10.87	$10.52	$10.29
Value at end of period	$15.31	$14.44	$14.62	$13.49	$12.58	$11.52	$10.26	$11.45	$10.87	$10.52
Number of accumulation units outstanding at end of period	2,809	0	0	0	32,286	24,415	26,139	27,477	28,101	24,426
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.37	$14.50	$13.36	$12.52	$11.49	$10.38	$11.44	$11.33		
Value at end of period	$15.20	$14.37	$14.50	$13.36	$12.52	$11.49	$10.38	$11.44		
Number of accumulation units outstanding at end of period	72	982	757	645	4,651	4,893	231	15		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$9.17									
Value at end of period	$9.36									
Number of accumulation units outstanding at end of period	7									
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$16.38	$13.58	$11.44	$13.51	$13.24	$10.46	$18.35	$16.25	$13.69	
Value at end of period	$15.51	$16.38	$13.58	$11.44	$13.51	$13.24	$10.46	$18.35	$16.25	
Number of accumulation units outstanding at end of period	0	0	0	0	1,365	1,635	76	125	33	
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.74									
Value at end of period	$17.83									
Number of accumulation units outstanding at end of period	1,297									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.86	$9.90	$8.70	$8.48	$7.16	$6.40	$9.24	$9.24		
Value at end of period	$14.04	$12.86	$9.90	$8.70	$8.48	$7.16	$6.40	$9.24		
Number of accumulation units outstanding at end of period	0	0	0	9,389	0	2,042	921	240		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.13									
Value at end of period	$13.23									
Number of accumulation units outstanding at end of period	1,852									
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$10.78									
Value at end of period	$10.69									
Number of accumulation units outstanding at end of period	1,900									
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$21.68	$16.95	$14.16	$17.28	$13.93	$9.62	$20.07	$18.29	$16.24	
Value at end of period	$20.26	$21.68	$16.95	$14.16	$17.28	$13.93	$9.62	$20.07	$18.29	
Number of accumulation units outstanding at end of period	0	0	0	0	0	8,544	0	0	2,439	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$14.18	$10.94	$9.98	$10.51	$9.13	$7.39	$10.92			
Value at end of period	$16.22	$14.18	$10.94	$9.98	$10.51	$9.13	$7.39			
Number of accumulation units outstanding at end of period	6,248	198	0	215	0	152	302			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$21.46	$21.18	$18.45	$16.96	$13.37	$10.36	$16.04	$19.31	$14.26	$12.76
Value at end of period	$27.80	$21.46	$21.18	$18.45	$16.96	$13.37	$10.36	$16.04	$19.31	$14.26
Number of accumulation units outstanding at end of period	8,222	19	0	0	13,307	0	0	254	254	0
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.02	$10.69	$9.32	$9.15	$8.21	$6.97				
Value at end of period	$15.72	$14.02	$10.69	$9.32	$9.15	$8.21				
Number of accumulation units outstanding at end of period	251	413	0	0	837	667				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.23									
Value at end of period	$17.35									
Number of accumulation units outstanding at end of period	9,241									
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.32									
Value at end of period	$17.38									
Number of accumulation units outstanding at end of period	2,548									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$23.68									
Value at end of period	$25.92									
Number of accumulation units outstanding at end of period	10,127									
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.49	$12.44	$11.23	$11.38	$10.80					
Value at end of period	$14.18	$13.49	$12.44	$11.23	$11.38					
Number of accumulation units outstanding at end of period	608	2,902	2,432	4,039	8,821					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.88	$12.87	$11.41	$11.84	$11.06					
Value at end of period	$15.61	$14.88	$12.87	$11.41	$11.84					
Number of accumulation units outstanding at end of period	3,040	0	0	0	17,376					

CFI 63

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.64	$13.07	$11.42	$12.05	$11.22					
Value at end of period	$16.42	$15.64	$13.07	$11.42	$12.05					
Number of accumulation units outstanding at end of period	1,217	0	88	3,782	1,464					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.15	$13.16	$11.46	$12.17	$11.27					
Value at end of period	$17.02	$16.15	$13.16	$11.46	$12.17					
Number of accumulation units outstanding at end of period	81	0	88	772	3,589					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$15.85									
Value at end of period	$16.25									
Number of accumulation units outstanding at end of period	255									
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$12.77	$12.01	$11.00	$10.96						
Value at end of period	$13.43	$12.77	$12.01	$11.00						
Number of accumulation units outstanding at end of period	0	0	0	1,040						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.29	$13.72	$12.29	$12.14	$11.00	$9.39	$12.36	$11.75	$10.91	$10.87
Value at end of period	$16.20	$15.29	$13.72	$12.29	$12.14	$11.00	$9.39	$12.36	$11.75	$10.91
Number of accumulation units outstanding at end of period	291	177	0	0	2,870	2,869	2,869	2,899	2,805	72
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.16	$13.28	$11.62	$12.04	$10.71	$8.61	$13.54	$12.97	$11.53	$11.39
Value at end of period	$17.12	$16.16	$13.28	$11.62	$12.04	$10.71	$8.61	$13.54	$12.97	$11.53
Number of accumulation units outstanding at end of period	2,358	1,772	0	0	2,001	2,028	2,026	2,338	2,127	855
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.64	$13.50	$11.95	$12.09	$10.86	$8.97	$12.98	$12.38	$11.20	$11.14
Value at end of period	$16.59	$15.64	$13.50	$11.95	$12.09	$10.86	$8.97	$12.98	$12.38	$11.20
Number of accumulation units outstanding at end of period	1,534	1,450	0	0	1,167	1,167	1,246	1,278	960	357
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.21									
Value at end of period	$12.65									
Number of accumulation units outstanding at end of period	7,107									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$24.52	$18.75	$16.19	$16.79	$13.82	$10.23	$14.00	$14.48	$12.60	$12.43
Value at end of period	$27.45	$24.52	$18.75	$16.19	$16.79	$13.82	$10.23	$14.00	$14.48	$12.60
Number of accumulation units outstanding at end of period	0	0	0	0	4,255	4,602	4,516	4,396	5,423	5,347
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$26.27	$19.01	$15.96	$15.68	$12.45	$9.25	$15.82	$15.42		
Value at end of period	$27.29	$26.27	$19.01	$15.96	$15.68	$12.45	$9.25	$15.82		
Number of accumulation units outstanding at end of period	2,710	15	0	0	785	1,063	663	522		

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.52	$13.33	$11.60	$10.65	$8.37	$5.76				
Value at end of period	$17.47	$13.52	$13.33	$11.60	$10.65	$8.37				
Number of accumulation units outstanding at end of period	2,428	0	0	97	0	43				
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2014)										
Value at beginning of period	$16.25									
Value at end of period	$16.80									
Number of accumulation units outstanding at end of period	2,917									
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$22.05	$16.29	$14.28	$16.12	$12.62	$9.11	$15.05	$14.53		
Value at end of period	$23.26	$22.05	$16.29	$14.28	$16.12	$12.62	$9.11	$15.05		
Number of accumulation units outstanding at end of period	239	0	0	5,080	9,105	11,360	10,446	12,990		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$18.73	$13.94	$11.80	$12.11	$10.56	$8.26	$11.74			
Value at end of period	$20.35	$18.73	$13.94	$11.80	$12.11	$10.56	$8.26			
Number of accumulation units outstanding at end of period	0	0	0	0	6,153	5,469	4			
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.44									
Value at end of period	$10.62									
Number of accumulation units outstanding at end of period	585									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.15	$15.09	$12.74	$15.67	$13.10	$10.24				
Value at end of period	$14.20	$14.15	$15.09	$12.74	$15.67	$13.10				
Number of accumulation units outstanding at end of period	5,504	0	0	1,893	0	2,812				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$24.24	$18.51	$15.49	$15.29	$12.49	$9.98	$13.89			
Value at end of period	$27.75	$24.24	$18.51	$15.49	$15.29	$12.49	$9.98			
Number of accumulation units outstanding at end of period	0	0	0	0	143	16,194	10			
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.16	$15.18	$12.56	$13.77	$11.95	$8.62	$14.54	$13.74	$11.73	$11.23
Value at end of period	$19.47	$19.16	$15.18	$12.56	$13.77	$11.95	$8.62	$14.54	$13.74	$11.73
Number of accumulation units outstanding at end of period	18,396	34	0	0	20,345	21,131	15,806	19,345	18,664	19,149
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.94	$16.41	$14.41	$14.09	$12.42	$9.37	$13.00	$12.96		
Value at end of period	$22.25	$19.94	$16.41	$14.41	$14.09	$12.42	$9.37	$13.00		
Number of accumulation units outstanding at end of period	29,184	0	0	0	0	1,854	457	69		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$21.23	$16.99								
Value at end of period	$23.60	$21.23								
Number of accumulation units outstanding at end of period	14	14								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.98	$14.71	$12.62	$12.80	$11.20	$9.01	$14.09	$13.74	$11.60	$11.44
Value at end of period	$20.28	$18.98	$14.71	$12.62	$12.80	$11.20	$9.01	$14.09	$13.74	$11.60
Number of accumulation units outstanding at end of period	0	0	0	0	4,214	4,729	4,201	3,404	2,906	1,867
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.07	$15.23	$12.90	$13.13	$11.32	$7.97	$13.89	$12.73	$11.31	$10.84
Value at end of period	$22.74	$21.07	$15.23	$12.90	$13.13	$11.32	$7.97	$13.89	$12.73	$11.31
Number of accumulation units outstanding at end of period	678	0	0	0	15,537	17,282	14,305	15,796	15,364	14,356
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$21.29	$16.37	$13.50	$14.38	$13.40	$10.88				
Value at end of period	$20.61	$21.29	$16.37	$13.50	$14.38	$13.40				
Number of accumulation units outstanding at end of period	0	0	0	0	0	21,713				
WANGER INTERNATIONAL										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$13.08	$11.34								
Value at end of period	$12.42	$13.08								
Number of accumulation units outstanding at end of period	478	658								
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.23	$13.93	$12.48	$11.75	$10.88					
Value at end of period	$20.11	$18.23	$13.93	$12.48	$11.75					
Number of accumulation units outstanding at end of period	0	0	0	0	32,227					

TABLE 11
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$12.96	$9.68	$8.48	$9.00	$8.26	$7.13				
Value at end of period	$13.50	$12.96	$9.68	$8.48	$9.00	$8.26				
Number of accumulation units outstanding at end of period	159	95	28	12	142	5,230				
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.49	$13.11	$11.24	$10.72	$9.54	$7.94	$13.50	$13.87		
Value at end of period	$18.90	$17.49	$13.11	$11.24	$10.72	$9.54	$7.94	$13.50		
Number of accumulation units outstanding at end of period	342	0	0	0	81	3,327	6,593	2,444		
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$20.33	$15.91	$14.07	$13.74	$12.03					
Value at end of period	$22.13	$20.33	$15.91	$14.07	$13.74					
Number of accumulation units outstanding at end of period	5,503	5,794	5,329	0	9,393					
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$26.43	$20.23	$18.46	$18.21	$14.68	$11.93	$16.33	$15.50	$13.76	
Value at end of period	$26.66	$26.43	$20.23	$18.46	$18.21	$14.68	$11.93	$16.33	$15.50	
Number of accumulation units outstanding at end of period	1,750	1,904	1,467	1,902	1,781	382	0	0	4,226	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.56	$15.22	$13.79	$14.16	$12.30	$12.09				
Value at end of period	$21.00	$18.56	$15.22	$13.79	$14.16	$12.30				
Number of accumulation units outstanding at end of period	1,018	22,336	417	5,480	40	47				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$19.02	$14.77	$13.58	$13.42	$11.52					
Value at end of period	$20.60	$19.02	$14.77	$13.58	$13.42					
Number of accumulation units outstanding at end of period	1,003	650	253	2,308	1,498					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.75	$14.70	$12.98	$12.61	$11.25	$9.36	$12.70	$12.02	$10.84	$10.59
Value at end of period	$19.16	$17.75	$14.70	$12.98	$12.61	$11.25	$9.36	$12.70	$12.02	$10.84
Number of accumulation units outstanding at end of period	6,135	4,463	9,466	8,504	13,238	8,334	2,362	3,647	4,232	7,050
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.98	$13.29	$12.57	$11.22	$10.72	$10.39				
Value at end of period	$12.19	$11.98	$13.29	$12.57	$11.22	$10.72				
Number of accumulation units outstanding at end of period	20,565	45,173	35,955	49,704	35,658	1,151				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$21.30	$14.69	$12.42	$13.52	$11.40	$7.05	$12.00	$12.28	$11.16	$10.94
Value at end of period	$22.84	$21.30	$14.69	$12.42	$13.52	$11.40	$7.05	$12.00	$12.28	$11.16
Number of accumulation units outstanding at end of period	1,687	0	10,780	10,574	8,673	791	90	0	0	10,606
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$20.88									
Value at end of period	$21.54									
Number of accumulation units outstanding at end of period	2,658									
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.92	$16.03	$12.88	$13.99	$13.31	$13.47				
Value at end of period	$19.58	$19.92	$16.03	$12.88	$13.99	$13.31				
Number of accumulation units outstanding at end of period	0	427	0	0	0	42				
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$17.06	$13.80	$12.41	$12.26						
Value at end of period	$18.50	$17.06	$13.80	$12.41						
Number of accumulation units outstanding at end of period	23,369	25,345	17,912	4,207						
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$23.28	$17.57	$15.62	$15.80	$12.65	$12.23				
Value at end of period	$24.63	$23.28	$17.57	$15.62	$15.80	$12.65				
Number of accumulation units outstanding at end of period	1,065	140	84	21	111	46				
CAPITAL WORLD GROWTH AND INCOME FUND^{SM} (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.43	$14.88	$12.59	$13.73	$12.85	$12.87				
Value at end of period	$19.01	$18.43	$14.88	$12.59	$13.73	$12.85				
Number of accumulation units outstanding at end of period	11,279	13,624	10,955	8,823	13,517	1,080				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.26									
Value at end of period	$18.92									
Number of accumulation units outstanding at end of period	2,619									
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.44	$10.76	$9.30	$9.78	$8.01	$5.59				
Value at end of period	$16.06	$14.44	$10.76	$9.30	$9.78	$8.01				
Number of accumulation units outstanding at end of period	3,777	2,925	1,073	828	688	279				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.37	$15.41	$13.19	$14.31	$12.15	$11.99				
Value at end of period	$21.39	$20.37	$15.41	$13.19	$14.31	$12.15				
Number of accumulation units outstanding at end of period	10,866	12,601	12,100	7,676	15,029	118				
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.75	$11.80	$9.85	$12.17						
Value at end of period	$14.62	$14.75	$11.80	$9.85						
Number of accumulation units outstanding at end of period	2,187	1,924	0	1,172						
DODGE & COX STOCK FUND										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$19.18									
Value at end of period	$20.22									
Number of accumulation units outstanding at end of period	5,735									
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.65	$14.53	$12.64	$13.33	$12.21	$11.75				
Value at end of period	$20.54	$18.65	$14.53	$12.64	$13.33	$12.21				
Number of accumulation units outstanding at end of period	2,790	2,513	2,199	1,828	1,465	1,034				
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$21.16	$17.75	$15.00	$17.50	$16.13	$11.69	$19.81	$16.79	$13.90	$11.57
Value at end of period	$20.44	$21.16	$17.75	$15.00	$17.50	$16.13	$11.69	$19.81	$16.79	$13.90
Number of accumulation units outstanding at end of period	36,186	29,874	23,175	19,182	32,519	38,673	28,232	32,345	17,403	15,396
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$18.22	$13.85	$12.04	$12.24	$10.37					
Value at end of period	$19.78	$18.22	$13.85	$12.04	$12.24					
Number of accumulation units outstanding at end of period	5,492	2,039	2,227	0	1,363					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$22.02	$16.92	$14.67	$15.19	$13.07	$9.72	$17.06	$14.64	$13.22	$11.41
Value at end of period	$24.43	$22.02	$16.92	$14.67	$15.19	$13.07	$9.72	$17.06	$14.64	$13.22
Number of accumulation units outstanding at end of period	48,384	37,564	61,609	65,578	67,925	36,492	35,797	40,579	36,898	11,040
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$16.97	$13.36	$11.50	$11.49	$10.07	$7.80	$13.73	$13.64	$11.64	
Value at end of period	$18.29	$16.97	$13.36	$11.50	$11.49	$10.07	$7.80	$13.73	$13.64	
Number of accumulation units outstanding at end of period	6,249	14,935	14,279	14,844	14,226	16,037	10,882	135	952	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.21	$12.74	$11.21	$11.29	$9.17	$7.21	$10.67			
Value at end of period	$18.99	$17.21	$12.74	$11.21	$11.29	$9.17	$7.21			
Number of accumulation units outstanding at end of period	3,079	3,637	2,909	2,802	3,640	4,605	4,256			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$23.24	$18.68	$16.60	$17.23	$15.62	$13.01	$17.89	$18.10		
Value at end of period	$24.23	$23.24	$18.68	$16.60	$17.23	$15.62	$13.01	$17.89		
Number of accumulation units outstanding at end of period	16,110	4,863	16,230	15,632	20,575	20,036	19,734	5,860		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$24.54	$18.14	$15.43	$16.14	$12.68	$9.89	$14.86	$15.33	$14.16	
Value at end of period	$24.51	$24.54	$18.14	$15.43	$16.14	$12.68	$9.89	$14.86	$15.33	
Number of accumulation units outstanding at end of period	4,276	3,758	1,772	5,334	4,822	2,888	4,391	14,341	15,278	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$21.03	$15.28	$13.89	$14.71	$11.53	$8.11	$14.21	$12.81	$12.61	
Value at end of period	$22.45	$21.03	$15.28	$13.89	$14.71	$11.53	$8.11	$14.21	$12.81	
Number of accumulation units outstanding at end of period	6,046	3,417	3,290	3,075	3,228	177	0	11,457	8,746	
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.49	$10.34	$8.90	$9.15	$8.09	$5.69				
Value at end of period	$14.57	$13.49	$10.34	$8.90	$9.15	$8.09				
Number of accumulation units outstanding at end of period	9,613	42,283	7,107	3,076	5,736	2,800				
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.39	$14.46	$14.12							
Value at end of period	$19.66	$18.39	$14.46							
Number of accumulation units outstanding at end of period	9	8	1							
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$58.42	$41.26	$34.38	$33.22	$31.96	$25.24	$35.48	$33.97		
Value at end of period	$69.85	$58.42	$41.26	$34.38	$33.22	$31.96	$25.24	$35.48		
Number of accumulation units outstanding at end of period	1,580	2,215	1,506	1,518	679	614	914	1,130		
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$19.48	$15.18	$13.84	$14.86	$13.29	$10.28	$14.26	$13.06	$11.83	$11.08
Value at end of period	$20.23	$19.48	$15.18	$13.84	$14.86	$13.29	$10.28	$14.26	$13.06	$11.83
Number of accumulation units outstanding at end of period	3,498	12,935	17,525	15,806	15,256	12,752	11,543	15,455	16,112	15,422
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$26.33	$18.38	$15.11	$16.57	$14.18					
Value at end of period	$28.01	$26.33	$18.38	$15.11	$16.57					
Number of accumulation units outstanding at end of period	8,010	5,559	932	1,688	4,433					
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$13.56									
Value at end of period	$11.72									
Number of accumulation units outstanding at end of period	4									
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.08									
Value at end of period	$11.44									
Number of accumulation units outstanding at end of period	106,549									
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$24.32	$15.58	$14.22	$15.59						
Value at end of period	$24.94	$24.32	$15.58	$14.22						
Number of accumulation units outstanding at end of period	2,781	2,611	0	1,819						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$17.74									
Value at end of period	$18.59									
Number of accumulation units outstanding at end of period	182									
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$19.02	$14.70	$12.93	$13.56	$10.87	$8.64	$14.37	$15.99		
Value at end of period	$21.08	$19.02	$14.70	$12.93	$13.56	$10.87	$8.64	$14.37		
Number of accumulation units outstanding at end of period	15,744	14,416	13,421	12,081	10,961	3,467	3,469	4,785		
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$26.65	$20.08	$18.29	$19.31	$15.40	$11.95	$17.45	$15.91	$13.31	$11.84
Value at end of period	$26.97	$26.65	$20.08	$18.29	$19.31	$15.40	$11.95	$17.45	$15.91	$13.31
Number of accumulation units outstanding at end of period	452	0	18,772	18,663	17,784	17,324	14,917	18,185	17,820	26,840
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.18	$14.85	$14.85							
Value at end of period	$21.23	$19.18	$14.85							
Number of accumulation units outstanding at end of period	980	1,015	1,015							
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.95	$13.23	$12.15	$12.41						
Value at end of period	$17.74	$17.95	$13.23	$12.15						
Number of accumulation units outstanding at end of period	17	4,352	0	3,250						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.77	$11.53	$10.49	$10.92	$8.98	$6.95	$11.47	$11.48		
Value at end of period	$17.24	$15.77	$11.53	$10.49	$10.92	$8.98	$6.95	$11.47		
Number of accumulation units outstanding at end of period	10,706	8,642	8,713	980	20,479	15,321	9,517	4,830		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$21.82	$17.35	$14.48	$15.81	$14.14	$10.37	$16.82	$14.62	$12.70	
Value at end of period	$22.33	$21.82	$17.35	$14.48	$15.81	$14.14	$10.37	$16.82	$14.62	
Number of accumulation units outstanding at end of period	210	6,268	7,884	6,756	10,046	10,762	6,236	10,684	14,643	
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$15.26	$11.89	$10.53	$10.78	$9.94	$6.97	$12.98	$11.49	$10.76	$10.35
Value at end of period	$17.44	$15.26	$11.89	$10.53	$10.78	$9.94	$6.97	$12.98	$11.49	$10.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	19,204	0	495	2,336
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$37.30	$34.67	$28.89	$35.52	$28.17	$15.61	$22.51			
Value at end of period	$35.26	$37.30	$34.67	$28.89	$35.52	$28.17	$15.61			
Number of accumulation units outstanding at end of period	2,822	6,178	2,725	3,597	2,571	2,345	6,501			
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$20.73	$16.43	$13.67	$15.04	$12.96					
Value at end of period	$21.01	$20.73	$16.43	$13.67	$15.04					
Number of accumulation units outstanding at end of period	80	80	80	80	80					

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$11.17	$11.74	$11.57							
Value at end of period	$11.13	$11.17	$11.74							
Number of accumulation units outstanding at end of period	1,473	173	164							
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$15.94	$13.79	$12.48	$12.80	$11.52	$9.56	$13.90	$12.79	$11.79	
Value at end of period	$17.09	$15.94	$13.79	$12.48	$12.80	$11.52	$9.56	$13.90	$12.79	
Number of accumulation units outstanding at end of period	18,697	15,768	14,984	16,608	16,025	14,314	14,249	13,354	5,564	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.16	$15.72	$14.56	$13.14	$12.24	$10.42	$11.68			
Value at end of period	$14.49	$14.16	$15.72	$14.56	$13.14	$12.24	$10.42			
Number of accumulation units outstanding at end of period	16,748	18,751	14,008	13,050	11,024	9,823	14,150			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$8.64	$8.89	$8.00	$10.54	$9.17	$5.30	$11.19			
Value at end of period	$7.49	$8.64	$8.89	$8.00	$10.54	$9.17	$5.30			
Number of accumulation units outstanding at end of period	2,611	9,003	7,738	5,446	3,524	3,061	2,949			
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.11	$16.24	$14.22	$14.58	$12.48	$7.76	$12.40	$11.68	$10.89	
Value at end of period	$17.95	$18.11	$16.24	$14.22	$14.58	$12.48	$7.76	$12.40	$11.68	
Number of accumulation units outstanding at end of period	14,569	14,895	10,386	8,891	7,894	14,250	14,364	13,741	7,381	
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$23.24	$17.84	$15.07	$15.99	$13.87	$9.55	$14.73	$14.79	$12.42	$11.64
Value at end of period	$25.45	$23.24	$17.84	$15.07	$15.99	$13.87	$9.55	$14.73	$14.79	$12.42
Number of accumulation units outstanding at end of period	1,797	0	0	0	0	0	12,382	0	7,996	1,442
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$19.29	$15.28	$12.98	$14.97	$13.89	$9.34	$17.46	$14.99	$12.59	$11.46
Value at end of period	$17.09	$19.29	$15.28	$12.98	$14.97	$13.89	$9.34	$17.46	$14.99	$12.59
Number of accumulation units outstanding at end of period	220	0	11,986	11,656	11,521	11,162	12,145	13,910	13,973	13,384
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.87	$13.52	$12.28	$10.84
Value at end of period	$21.72	$20.03	$15.09	$12.62	$13.37	$12.00	$8.99	$14.87	$13.52	$12.28
Number of accumulation units outstanding at end of period	73,515	55,121	98,714	91,952	128,235	97,630	82,513	56,646	47,231	24,464
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$18.30	$15.62	$14.07	$13.44	$12.10	$9.80	$13.92	$14.28		
Value at end of period	$19.67	$18.30	$15.62	$14.07	$13.44	$12.10	$9.80	$13.92		
Number of accumulation units outstanding at end of period	6,452	3,524	2,688	3,198	15,297	12,518	26,878	12,097		
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.56	$11.83	$10.31	$12.41						
Value at end of period	$12.69	$13.56	$11.83	$10.31						
Number of accumulation units outstanding at end of period	3,100	3,013	0	1,983						
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$20.11	$15.64	$13.94	$12.78	$11.27	$9.76	$14.28	$13.81	$11.57	$11.23
Value at end of period	$22.16	$20.11	$15.64	$13.94	$12.78	$11.27	$9.76	$14.28	$13.81	$11.57
Number of accumulation units outstanding at end of period	0	0	13,792	13,094	13,527	11,334	9,715	15,814	15,939	20,239

CFI 71

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$23.31	$16.08	$14.18	$14.14	$11.52					
Value at end of period	$23.83	$23.31	$16.08	$14.18	$14.14					
Number of accumulation units outstanding at end of period	0	0	0	2,019	1,930					
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$15.11	$15.48	$14.42	$14.04	$13.11	$11.70	$11.78	$10.82	$10.46	$10.30
Value at end of period	$15.82	$15.11	$15.48	$14.42	$14.04	$13.11	$11.70	$11.78	$10.82	$10.46
Number of accumulation units outstanding at end of period	40,768	41,499	42,334	30,735	52,835	55,899	33,070	34,881	29,286	9,708
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$22.97	$17.68	$15.12	$15.26	$13.63	$9.75				
Value at end of period	$25.09	$22.97	$17.68	$15.12	$15.26	$13.63				
Number of accumulation units outstanding at end of period	0	0	0	0	17	118				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$12.70	$13.34	$12.45	$12.09	$10.52	$8.71	$10.48			
Value at end of period	$12.66	$12.70	$13.34	$12.45	$12.09	$10.52	$8.71			
Number of accumulation units outstanding at end of period	11,813	5,571	7,243	9,481	10,964	10,869	9,967			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$19.30	$18.72	$15.02	$15.99	$14.00	$13.87				
Value at end of period	$21.81	$19.30	$18.72	$15.02	$15.99	$14.00				
Number of accumulation units outstanding at end of period	1,018	4,407	45	11	0	103				
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$14.72	$13.03	$13.50	$14.95	$13.65					
Value at end of period	$12.91	$14.72	$13.03	$13.50	$14.95					
Number of accumulation units outstanding at end of period	2,024	0	0	223	1					
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$14.24	$14.57	$14.24	$13.32	$12.61	$12.07	$11.35	$10.78	$10.36	
Value at end of period	$14.86	$14.24	$14.57	$14.24	$13.32	$12.61	$12.07	$11.35	$10.78	
Number of accumulation units outstanding at end of period	1,284	11,529	6,233	10,237	15,332	8,642	13,957	3,141	4,566	
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.67	$15.95	$13.90	$13.72						
Value at end of period	$22.69	$20.67	$15.95	$13.90						
Number of accumulation units outstanding at end of period	0	187	0	25						
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$17.42	$16.59	$14.64	$14.10	$12.42	$8.36	$10.86	$10.61	$10.05	
Value at end of period	$17.52	$17.42	$16.59	$14.64	$14.10	$12.42	$8.36	$10.86	$10.61	
Number of accumulation units outstanding at end of period	5,063	6,676	4,048	4,254	8,947	3,035	0	0	1,708	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.89	$12.82	$11.30	$11.41	$10.11	$8.28	$13.30	$12.78	$11.26	$10.78
Value at end of period	$19.06	$16.89	$12.82	$11.30	$11.41	$10.11	$8.28	$13.30	$12.78	$11.26
Number of accumulation units outstanding at end of period	23,683	18,024	14,020	13,211	12,738	18,247	17,295	13,064	2,490	1,586
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$21.02	$15.76	$13.51	$13.79	$11.42	$8.75	$14.14	$13.52	$12.27	
Value at end of period	$22.82	$21.02	$15.76	$13.51	$13.79	$11.42	$8.75	$14.14	$13.52	
Number of accumulation units outstanding at end of period	8,794	4,981	4,862	7,533	6,754	9,127	7,729	2,862	659	

CFI 72

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$20.25	$14.32	$12.85	$13.07	$10.73	$8.67	$13.18	$14.18	$12.93	
Value at end of period	$21.16	$20.25	$14.32	$12.85	$13.07	$10.73	$8.67	$13.18	$14.18	
Number of accumulation units outstanding at end of period	21,356	20,634	28,222	28,756	27,788	26,729	26,993	27,104	490	
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$13.25	$12.16	$12.02							
Value at end of period	$13.92	$13.25	$12.16							
Number of accumulation units outstanding at end of period	146	4,461	82							
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.75	$12.68	$12.68							
Value at end of period	$15.49	$14.75	$12.68							
Number of accumulation units outstanding at end of period	37,850	17,688	16,853							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.66	$12.92	$11.29	$11.75	$10.24					
Value at end of period	$16.48	$15.66	$12.92	$11.29	$11.75					
Number of accumulation units outstanding at end of period	26,641	5,757	5,310	0	1,143					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$16.15	$13.10	$12.80							
Value at end of period	$17.03	$16.15	$13.10							
Number of accumulation units outstanding at end of period	24,577	8,860	10,650							
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$15.60	$12.65	$12.35							
Value at end of period	$16.47	$15.60	$12.65							
Number of accumulation units outstanding at end of period	3,763	0	136							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$12.70	$11.86	$11.77							
Value at end of period	$13.37	$12.70	$11.86							
Number of accumulation units outstanding at end of period	8,382	8,151	7,792							
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.37	$14.55	$13.43	$12.53	$11.48	$10.23	$11.42	$10.86	$10.51	$10.28
Value at end of period	$15.22	$14.37	$14.55	$13.43	$12.53	$11.48	$10.23	$11.42	$10.86	$10.51
Number of accumulation units outstanding at end of period	21,692	11,831	27,631	32,233	31,063	23,103	30,601	20,544	0	7,602
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.30	$14.44	$13.31	$12.48	$11.46	$10.36	$11.42	$10.86	$10.52	$10.29
Value at end of period	$15.12	$14.30	$14.44	$13.31	$12.48	$11.46	$10.36	$11.42	$10.86	$10.52
Number of accumulation units outstanding at end of period	50,273	58,490	71,680	72,930	84,730	103,996	109,387	99,263	11,930	1,267
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$9.99	$8.29	$7.03	$8.07	$7.54	$7.50				
Value at end of period	$9.32	$9.99	$8.29	$7.03	$8.07	$7.54				
Number of accumulation units outstanding at end of period	2,207	1,319	0	0	0	170				
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$16.30	$13.52	$11.39	$13.47	$13.20	$10.43	$18.32	$17.73		
Value at end of period	$15.42	$16.30	$13.52	$11.39	$13.47	$13.20	$10.43	$18.32		
Number of accumulation units outstanding at end of period	7,774	7,870	7,510	7,456	7,326	7,320	7,406	9,051		

CFI 73

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$15.76									
Value at end of period	$17.79									
Number of accumulation units outstanding at end of period	6,530									
VOYA LARGE CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$12.17	$11.22								
Value at end of period	$13.27	$12.17								
Number of accumulation units outstanding at end of period	490	491								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.81	$9.87	$8.68	$8.46	$7.14	$6.40	$8.38			
Value at end of period	$13.98	$12.81	$9.87	$8.68	$8.46	$7.14	$6.40			
Number of accumulation units outstanding at end of period	7,350	3,027	2,696	6,901	5,219	0	4,331			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.79	$11.64								
Value at end of period	$13.95	$12.79								
Number of accumulation units outstanding at end of period	2,397	1,822								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.23	$10.19								
Value at end of period	$13.22	$12.23								
Number of accumulation units outstanding at end of period	4,839	7,871								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$10.73	$10.84	$10.95	$11.05	$11.13					
Value at end of period	$10.63	$10.73	$10.84	$10.95	$11.05					
Number of accumulation units outstanding at end of period	31,236	30,739	1,445	1,466	1,261					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$21.57	$16.87	$14.11	$17.22	$13.89	$9.60	$20.03	$19.44		
Value at end of period	$20.15	$21.57	$16.87	$14.11	$17.22	$13.89	$9.60	$20.03		
Number of accumulation units outstanding at end of period	187	0	0	211	199	7,856	7,239	5,379		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.13	$10.90	$9.95	$10.49	$9.11	$7.38	$11.37	$11.56		
Value at end of period	$16.15	$14.13	$10.90	$9.95	$10.49	$9.11	$7.38	$11.37		
Number of accumulation units outstanding at end of period	3,806	3,618	3,498	3,767	3,632	4,843	4,106	4,980		
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$21.35	$21.09	$18.38	$16.90	$13.33	$10.33	$16.01	$19.28	$15.53	
Value at end of period	$27.65	$21.35	$21.09	$18.38	$16.90	$13.33	$10.33	$16.01	$19.28	
Number of accumulation units outstanding at end of period	2,441	1,289	1,823	2,380	2,117	5	872	5,055	6,354	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$21.70	$16.56	$17.03							
Value at end of period	$24.35	$21.70	$16.56							
Number of accumulation units outstanding at end of period	5,145	4,861	4,541							

CFI 74

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.98	$10.67	$9.30	$9.14	$8.20	$6.96				
Value at end of period	$15.67	$13.98	$10.67	$9.30	$9.14	$8.20				
Number of accumulation units outstanding at end of period	8,629	2,905	2,880	181	17,724	26,432				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$15.46	$11.61	$9.99	$10.26	$8.25	$8.04				
Value at end of period	$17.29	$15.46	$11.61	$9.99	$10.26	$8.25				
Number of accumulation units outstanding at end of period	4,853	251	0	0	0	30				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$16.63	$12.07	$10.48	$10.99	$8.76	$8.59				
Value at end of period	$17.32	$16.63	$12.07	$10.48	$10.99	$8.76				
Number of accumulation units outstanding at end of period	2,601	253	0	0	0	28				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$26.85	$19.45	$17.00	$16.98	$13.22					
Value at end of period	$28.17	$26.85	$19.45	$17.00	$16.98					
Number of accumulation units outstanding at end of period	25	265	258	258	381					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$24.32	$17.74	$15.57	$16.05	$12.97	$10.22	$13.33			
Value at end of period	$25.78	$24.32	$17.74	$15.57	$16.05	$12.97	$10.22			
Number of accumulation units outstanding at end of period	3,007	3,908	2,826	343	5,755	2,224	12			
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.47	$12.42	$11.22	$11.37	$10.80					
Value at end of period	$14.15	$13.47	$12.42	$11.22	$11.37					
Number of accumulation units outstanding at end of period	54,098	24,575	6,422	6,874	29,244					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.85	$12.85	$11.40	$11.84	$11.06					
Value at end of period	$15.57	$14.85	$12.85	$11.40	$11.84					
Number of accumulation units outstanding at end of period	145,213	120,542	53,877	59,796	105,440					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.61	$13.05	$11.41	$12.04	$11.21					
Value at end of period	$16.38	$15.61	$13.05	$11.41	$12.04					
Number of accumulation units outstanding at end of period	61,816	36,094	18,151	20,670	34,514					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.12	$13.14	$11.45	$12.16	$11.27					
Value at end of period	$16.98	$16.12	$13.14	$11.45	$12.16					
Number of accumulation units outstanding at end of period	33,324	19,013	26,307	27,988	35,014					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.36	$12.51	$10.91	$11.57	$11.53					
Value at end of period	$16.22	$15.36	$12.51	$10.91	$11.57					
Number of accumulation units outstanding at end of period	8,900	3,874	1,047	448	1					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.75	$11.99	$10.99	$11.02	$10.51					
Value at end of period	$13.40	$12.75	$11.99	$10.99	$11.02					
Number of accumulation units outstanding at end of period	3,261	1,997	451	13,252	19,072					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.21	$13.66	$12.24	$12.10	$10.97	$9.37	$12.33	$11.73	$10.90	$10.56
Value at end of period	$16.11	$15.21	$13.66	$12.24	$12.10	$10.97	$9.37	$12.33	$11.73	$10.90
Number of accumulation units outstanding at end of period	48,672	39,249	40,352	23,340	30,228	1,338	9,619	48,249	1,062	413
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$16.08	$13.22	$11.57	$12.00	$10.68	$8.59	$13.52	$12.95	$11.52	$10.91
Value at end of period	$17.03	$16.08	$13.22	$11.57	$12.00	$10.68	$8.59	$13.52	$12.95	$11.52
Number of accumulation units outstanding at end of period	76,809	69,535	66,016	41,447	35,797	8,729	8,034	54,737	27,296	1,258
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.57	$13.44	$11.91	$12.05	$10.83	$8.95	$12.95	$12.36	$11.19	$10.76
Value at end of period	$16.50	$15.57	$13.44	$11.91	$12.05	$10.83	$8.95	$12.95	$12.36	$11.19
Number of accumulation units outstanding at end of period	87,360	70,384	68,852	30,623	39,860	37,759	55,237	61,033	9,583	176
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.02	$12.42	$12.05	$11.33	$10.75	$10.18				
Value at end of period	$12.61	$12.02	$12.42	$12.05	$11.33	$10.75				
Number of accumulation units outstanding at end of period	5,903	4,753	5,164	0	0	536				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$24.40	$18.67	$16.12	$16.73	$13.78	$10.21	$13.25			
Value at end of period	$27.30	$24.40	$18.67	$16.12	$16.73	$13.78	$10.21			
Number of accumulation units outstanding at end of period	3,597	8,767	8,774	6,055	5,806	2,620	4,146			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$26.14	$18.92	$15.89	$15.63	$12.41	$9.23	$15.79	$14.95	$12.81	
Value at end of period	$27.14	$26.14	$18.92	$15.89	$15.63	$12.41	$9.23	$15.79	$14.95	
Number of accumulation units outstanding at end of period	26,420	32,690	29,533	25,239	28,539	21,831	30,352	7,836	4,837	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$13.47	$13.28	$11.56	$10.62	$8.35	$6.18	$10.12	$12.36	$10.42	
Value at end of period	$17.39	$13.47	$13.28	$11.56	$10.62	$8.35	$6.18	$10.12	$12.36	
Number of accumulation units outstanding at end of period	22,802	2,965	7,715	12,508	11,681	8,180	6,278	2,250	17,241	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$15.89	$11.85	$10.61	$11.19	$10.03	$7.66	$12.67	$12.22	$10.98	
Value at end of period	$17.83	$15.89	$11.85	$10.61	$11.19	$10.03	$7.66	$12.67	$12.22	
Number of accumulation units outstanding at end of period	7,224	3,626	4,723	4,698	3,745	5,360	4,825	0	5,310	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.11	$11.57	$10.18	$10.52	$8.44	$6.80	$10.36	$10.69		
Value at end of period	$16.73	$16.11	$11.57	$10.18	$10.52	$8.44	$6.80	$10.36		
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,041	4,050	2,060		
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$21.95	$16.23	$14.24	$16.07	$12.59	$9.10	$15.03	$13.21	$12.18	
Value at end of period	$23.15	$21.95	$16.23	$14.24	$16.07	$12.59	$9.10	$15.03	$13.21	
Number of accumulation units outstanding at end of period	21,304	24,235	16,571	20,562	19,139	10,659	10,060	590	4,825	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.64	$13.88	$11.75	$12.07	$10.53	$8.24	$13.03	$13.40	$11.88	
Value at end of period	$20.24	$18.64	$13.88	$11.75	$12.07	$10.53	$8.24	$13.03	$13.40	
Number of accumulation units outstanding at end of period	28,016	26,192	25,744	25,859	25,943	58,941	61,633	77,212	5,956	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.44									
Value at end of period	$10.62									
Number of accumulation units outstanding at end of period	8,566									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$14.09	$15.04	$12.70	$15.64	$13.08	$6.92				
Value at end of period	$14.14	$14.09	$15.04	$12.70	$15.64	$13.08				
Number of accumulation units outstanding at end of period	1,544	1,145	0	0	7,475	13,835				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$24.12	$18.43	$15.43	$15.23	$12.45	$9.96	$14.95	$14.68	$13.28	
Value at end of period	$27.60	$24.12	$18.43	$15.43	$15.23	$12.45	$9.96	$14.95	$14.68	
Number of accumulation units outstanding at end of period	9,569	19,290	9,166	7,847	6,504	3,914	6,889	1,624	3,682	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$21.52									
Value at end of period	$22.79									
Number of accumulation units outstanding at end of period	3,741									
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$19.08	$15.12	$12.52	$13.73	$11.92	$8.60	$14.52	$13.73	$11.48	
Value at end of period	$19.38	$19.08	$15.12	$12.52	$13.73	$11.92	$8.60	$14.52	$13.73	
Number of accumulation units outstanding at end of period	27,960	27,222	41,071	40,945	38,613	26,412	28,612	30,559	15,152	
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$19.43	$17.43	$15.12	$15.34	$12.99	$8.04				
Value at end of period	$19.35	$19.43	$17.43	$15.12	$15.34	$12.99				
Number of accumulation units outstanding at end of period	7,272	197	0	0	0	58				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36	$12.99	$13.40		
Value at end of period	$22.14	$19.86	$16.35	$14.37	$14.05	$12.39	$9.36	$12.99		
Number of accumulation units outstanding at end of period	145,806	80,099	63,960	65,960	73,081	77,169	68,703	20,046		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.93	$15.06								
Value at end of period	$21.06	$18.93								
Number of accumulation units outstanding at end of period	0	410								
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$21.13	$15.76	$13.67	$14.29	$11.21	$7.72	$13.67	$13.52		
Value at end of period	$23.47	$21.13	$15.76	$13.67	$14.29	$11.21	$7.72	$13.67		
Number of accumulation units outstanding at end of period	12,252	12,203	11,140	10,535	12,641	14,065	9,311	11,455		

CFI 77

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$18.89	$14.64	$12.57	$12.76	$11.17	$8.99	$14.06	$13.72	$11.59	$11.22
Value at end of period	$20.17	$18.89	$14.64	$12.57	$12.76	$11.17	$8.99	$14.06	$13.72	$11.59
Number of accumulation units outstanding at end of period	19,819	15,972	11,636	12,562	31,330	21,500	10,675	3,984	6,682	2,593
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$20.96	$15.17	$12.85	$13.09	$11.28	$7.95	$13.86	$13.75		
Value at end of period	$22.61	$20.96	$15.17	$12.85	$13.09	$11.28	$7.95	$13.86		
Number of accumulation units outstanding at end of period	43,571	63,280	64,617	53,407	50,503	22,178	43,180	22,751		
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.74	$14.73	$12.48	$14.32	$12.66	$9.26	$18.45	$19.10		
Value at end of period	$16.46	$16.74	$14.73	$12.48	$14.32	$12.66	$9.26	$18.45		
Number of accumulation units outstanding at end of period	1,556	972	1,029	1,025	4,106	4,231	1,811	105		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$21.21	$16.31	$13.46	$14.34	$13.37	$10.14	$13.42			
Value at end of period	$20.53	$21.21	$16.31	$13.46	$14.34	$13.37	$10.14			
Number of accumulation units outstanding at end of period	0	0	426	344	295	199	2,324			
WANGER INTERNATIONAL										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$13.04	$10.73	$8.89	$10.42						
Value at end of period	$12.38	$13.04	$10.73	$8.89						
Number of accumulation units outstanding at end of period	0	1,016	0	142						
WANGER USA										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$24.83	$18.69	$15.69	$16.37	$13.36	$13.17				
Value at end of period	$25.84	$24.83	$18.69	$15.69	$16.37	$13.36				
Number of accumulation units outstanding at end of period	305	228	129	1,875	1,250	112				
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$18.14	$13.87	$12.43	$11.71	$10.42	$8.83	$13.31	$12.91	$11.03	$10.75
Value at end of period	$20.00	$18.14	$13.87	$12.43	$11.71	$10.42	$8.83	$13.31	$12.91	$11.03
Number of accumulation units outstanding at end of period	14,936	15,304	66,226	66,424	61,273	42,549	42,507	20,720	25,930	28,245
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.34	$16.30	$14.48	$14.91	$12.25	$9.51	$14.03	$15.39	$12.77	$11.65
Value at end of period	$23.81	$22.34	$16.30	$14.48	$14.91	$12.25	$9.51	$14.03	$15.39	$12.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	968	0	0	3,603

TABLE 12

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.55%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$26.29	$20.14	$18.39	$18.15	$14.64	$11.90	$16.30	$15.48	$13.35	
Value at end of period	$26.51	$26.29	$20.14	$18.39	$18.15	$14.64	$11.90	$16.30	$15.48	
Number of accumulation units outstanding at end of period	1,348	0	0	0	0	0	0	50	31	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$17.66	$14.64	$12.93	$12.01						
Value at end of period	$19.06	$17.66	$14.64	$12.93						
Number of accumulation units outstanding at end of period	582	119	119	119						
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.95	$13.27	$12.55	$11.49						
Value at end of period	$12.16	$11.95	$13.27	$12.55						
Number of accumulation units outstanding at end of period	2,532	3,678	5,765	3,176						
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$19.48	$13.59	$11.39	$12.97	$10.39	$6.41	$12.51	$12.84	$11.67	
Value at end of period	$21.42	$19.48	$13.59	$11.39	$12.97	$10.39	$6.41	$12.51	$12.84	
Number of accumulation units outstanding at end of period	1,438	0	0	0	0	0	0	55	30	
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.87	$16.00	$12.86	$13.98	$13.31	$13.16				
Value at end of period	$19.52	$19.87	$16.00	$12.86	$13.98	$13.31				
Number of accumulation units outstanding at end of period	0	0	0	0	30	7				
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.39	$14.85	$12.57	$13.72	$12.84	$12.74				
Value at end of period	$18.96	$18.39	$14.85	$12.57	$13.72	$12.84				
Number of accumulation units outstanding at end of period	0	0	0	0	176	48				
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.60	$14.50	$12.62	$13.32	$12.21	$12.25				
Value at end of period	$20.48	$18.60	$14.50	$12.62	$13.32	$12.21				
Number of accumulation units outstanding at end of period	1,248	1,232	1,412	1,229	325	67				
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$21.05	$17.67	$14.95	$17.44	$16.08	$11.66	$19.77	$16.77	$14.78	
Value at end of period	$20.33	$21.05	$17.67	$14.95	$17.44	$16.08	$11.66	$19.77	$16.77	
Number of accumulation units outstanding at end of period	3,117	3,900	3,955	26,182	24,930	16,563	22,505	13,107	12,509	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$21.91	$16.85	$14.61	$15.13	$13.03	$9.70	$17.03	$14.62	$13.21	$12.21
Value at end of period	$24.30	$21.91	$16.85	$14.61	$15.13	$13.03	$9.70	$17.03	$14.62	$13.21
Number of accumulation units outstanding at end of period	5,161	23,210	21,130	68,096	59,505	23,028	45,442	44,585	41,013	6,802
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$16.89	$13.31	$11.45	$11.45	$10.04	$7.78	$13.70	$13.62	$12.01	
Value at end of period	$18.19	$16.89	$13.31	$11.45	$11.45	$10.04	$7.78	$13.70	$13.62	
Number of accumulation units outstanding at end of period	0	2,855	2,170	35,328	34,486	4,485	27,356	28,773	26,550	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.13	$12.68	$11.16	$11.48						
Value at end of period	$18.88	$17.13	$12.68	$11.16						
Number of accumulation units outstanding at end of period	0	2,871	2,982	2,528						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$23.12	$18.60	$16.54	$17.17	$15.58	$12.98	$17.85	$16.21	$13.27	$12.27
Value at end of period	$24.10	$23.12	$18.60	$16.54	$17.17	$15.58	$12.98	$17.85	$16.21	$13.27
Number of accumulation units outstanding at end of period	6,413	4,401	1,676	6,750	6,209	6,920	8,471	17,311	15,972	14,771
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$24.42	$18.06	$15.37	$16.09	$12.64	$9.86	$14.83	$15.31	$14.43	
Value at end of period	$24.37	$24.42	$18.06	$15.37	$16.09	$12.64	$9.86	$14.83	$15.31	
Number of accumulation units outstanding at end of period	2,316	0	0	8,778	8,107	1,849	6,074	7,625	6,842	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.92	$15.21	$13.84	$14.66	$11.50	$8.09	$14.18	$12.79	$11.29	
Value at end of period	$22.33	$20.92	$15.21	$13.84	$14.66	$11.50	$8.09	$14.18	$12.79	
Number of accumulation units outstanding at end of period	1,917	0	0	0	2,280	1,854	0	424	223	
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.45	$10.32	$8.88	$9.15						
Value at end of period	$14.52	$13.45	$10.32	$8.88						
Number of accumulation units outstanding at end of period	184	149	108	103						
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$19.39	$15.11	$13.79	$14.81	$13.25	$10.25	$14.23	$13.04	$11.66	
Value at end of period	$20.12	$19.39	$15.11	$13.79	$14.81	$13.25	$10.25	$14.23	$13.04	
Number of accumulation units outstanding at end of period	809	9,308	8,351	7,339	0	0	0	60	31	
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$18.93	$14.63	$12.88	$13.51	$10.84	$8.62	$14.34	$14.38	$12.89	$11.96
Value at end of period	$20.97	$18.93	$14.63	$12.88	$13.51	$10.84	$8.62	$14.34	$14.38	$12.89
Number of accumulation units outstanding at end of period	955	1,000	1,096	1,055	1,023	2,931	4,635	14,784	13,482	12,264
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$26.52	$19.99	$18.21	$19.24	$15.36	$11.92	$17.42	$15.89	$13.29	$12.32
Value at end of period	$26.82	$26.52	$19.99	$18.21	$19.24	$15.36	$11.92	$17.42	$15.89	$13.29
Number of accumulation units outstanding at end of period	2,969	2,102	618	452	436	1,045	1,587	5,494	4,909	4,324
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.09	$14.78	$12.75	$12.68	$11.19	$8.03	$12.84	$11.61	$10.89	$10.34
Value at end of period	$21.12	$19.09	$14.78	$12.75	$12.68	$11.19	$8.03	$12.84	$11.61	$10.89
Number of accumulation units outstanding at end of period	8,734	8,257	2,201	7,425	5,805	3,517	9,603	20,768	19,180	15,483
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.71	$11.49	$10.46	$10.89	$8.97	$6.94	$11.21			
Value at end of period	$17.17	$15.71	$11.49	$10.46	$10.89	$8.97	$6.94			
Number of accumulation units outstanding at end of period	234	1,357	1,235	17,379	17,529	16,034	15,562			
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$21.71	$17.27	$14.42	$15.75	$14.10	$10.34	$16.26			
Value at end of period	$22.21	$21.71	$17.27	$14.42	$15.75	$14.10	$10.34			
Number of accumulation units outstanding at end of period	0	0	0	7,475	7,064	8,819	5,703			

CFI 80

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.19	$11.84	$10.49	$10.74	$9.92	$6.96	$12.96	$11.48	$10.75	$10.09
Value at end of period	$17.35	$15.19	$11.84	$10.49	$10.74	$9.92	$6.96	$12.96	$11.48	$10.75
Number of accumulation units outstanding at end of period	1,056	1,139	1,111	942	792	1,458	2,077	7,224	6,916	6,530
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$37.12	$34.51	$28.78	$35.40	$28.09	$15.57	$30.19	$22.72	$18.29	$15.54
Value at end of period	$35.07	$37.12	$34.51	$28.78	$35.40	$28.09	$15.57	$30.19	$22.72	$18.29
Number of accumulation units outstanding at end of period	7,546	2,517	2,094	9,958	16,327	1,352	15,453	18,497	15,870	3,933
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.86	$13.73	$12.43	$12.76	$11.49	$9.54	$13.87	$12.77	$11.62	$11.12
Value at end of period	$17.00	$15.86	$13.73	$12.43	$12.76	$11.49	$9.54	$13.87	$12.77	$11.62
Number of accumulation units outstanding at end of period	30	1	5	15,090	15,187	4,876	15,633	13,933	12,040	8
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$14.11	$15.66	$14.52	$13.11	$12.22	$12.23				
Value at end of period	$14.43	$14.11	$15.66	$14.52	$13.11	$12.22				
Number of accumulation units outstanding at end of period	0	0	0	0	176	54				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$18.02	$16.17	$14.17	$14.53	$12.45	$7.74	$12.38	$11.66	$10.63	$10.39
Value at end of period	$17.86	$18.02	$16.17	$14.17	$14.53	$12.45	$7.74	$12.38	$11.66	$10.63
Number of accumulation units outstanding at end of period	3,054	1,034	788	562	228	227	227	1,653	1,489	1,540
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$23.12	$17.76	$15.01	$15.93	$13.83	$9.52	$14.70	$14.77	$12.41	$11.40
Value at end of period	$25.31	$23.12	$17.76	$15.01	$15.93	$13.83	$9.52	$14.70	$14.77	$12.41
Number of accumulation units outstanding at end of period	3,085	2,239	1,055	971	760	759	760	442	259	188
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.20	$15.21	$12.93	$14.92	$13.85	$9.32	$17.42	$14.97	$12.58	$11.82
Value at end of period	$17.00	$19.20	$15.21	$12.93	$14.92	$13.85	$9.32	$17.42	$14.97	$12.58
Number of accumulation units outstanding at end of period	4,483	4,144	911	1,303	1,488	1,993	2,746	8,973	8,310	7,803
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.93	$15.02	$12.57	$13.32	$11.96	$8.97	$14.84	$13.50	$12.27	$11.24
Value at end of period	$21.60	$19.93	$15.02	$12.57	$13.32	$11.96	$8.97	$14.84	$13.50	$12.27
Number of accumulation units outstanding at end of period	13,145	9,577	3,410	45,452	46,573	18,254	39,596	30,667	27,334	8,574
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.21	$15.55	$14.01	$13.39	$12.07	$9.78	$13.89	$13.51	$11.74	
Value at end of period	$19.56	$18.21	$15.55	$14.01	$13.39	$12.07	$9.78	$13.89	$13.51	
Number of accumulation units outstanding at end of period	3,334	87	188	14,185	14,107	3,717	13,921	17,293	16,742	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.04	$15.41	$14.36	$13.99	$13.07	$11.67	$11.76	$10.81	$10.45	$10.34
Value at end of period	$15.73	$15.04	$15.41	$14.36	$13.99	$13.07	$11.67	$11.76	$10.81	$10.45
Number of accumulation units outstanding at end of period	6,756	18,365	17,574	25,450	21,188	2,107	22,842	29,634	26,196	10,130

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$22.91	$17.64	$15.10	$15.58						
Value at end of period	$25.02	$22.91	$17.64	$15.10						
Number of accumulation units outstanding at end of period	0	618	573	531						
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.66	$13.30	$12.42	$12.07	$10.50	$8.71	$10.66			
Value at end of period	$12.61	$12.66	$13.30	$12.42	$12.07	$10.50	$8.71			
Number of accumulation units outstanding at end of period	0	0	0	11,281	16,364	4,263	3,972			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.25	$18.69	$15.00	$15.38						
Value at end of period	$21.75	$19.25	$18.69	$15.00						
Number of accumulation units outstanding at end of period	712	681	591	523						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.16	$14.51	$14.18	$13.27	$12.57	$12.04	$11.33	$10.76	$10.38	$10.24
Value at end of period	$14.78	$14.16	$14.51	$14.18	$13.27	$12.57	$12.04	$11.33	$10.76	$10.38
Number of accumulation units outstanding at end of period	284	310	381	359	339	337	337	2,570	2,398	2,945
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$17.36	$16.54	$14.60	$14.07	$12.40	$8.35	$11.07			
Value at end of period	$17.44	$17.36	$16.54	$14.60	$14.07	$12.40	$8.35			
Number of accumulation units outstanding at end of period	79	47	44	14,210	11,202	10,750	4,406			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.81	$12.76	$11.26	$11.55						
Value at end of period	$18.95	$16.81	$12.76	$11.26						
Number of accumulation units outstanding at end of period	20	3,468	4,099	3,081						
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$20.92	$15.69	$13.46	$13.75	$11.38	$8.73	$14.11	$13.50	$12.75	
Value at end of period	$22.70	$20.92	$15.69	$13.46	$13.75	$11.38	$8.73	$14.11	$13.50	
Number of accumulation units outstanding at end of period	42	49	166	11,315	15,071	1,375	8,061	12,499	11,909	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$20.15	$14.25	$12.80	$13.02	$10.70	$8.65	$13.15	$14.16	$12.56	$11.73
Value at end of period	$21.04	$20.15	$14.25	$12.80	$13.02	$10.70	$8.65	$13.15	$14.16	$12.56
Number of accumulation units outstanding at end of period	3,937	3,539	632	14,240	13,770	1,051	5,303	12,874	11,485	3,698
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.30	$14.49	$13.38	$12.49	$11.45	$10.35				
Value at end of period	$15.14	$14.30	$14.49	$13.38	$12.49	$11.45				
Number of accumulation units outstanding at end of period	1,558	2,455	1,684	1,140	50	19				
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.23	$14.37	$13.26	$12.44	$11.43	$10.33	$11.39	$10.84	$10.44	
Value at end of period	$15.04	$14.23	$14.37	$13.26	$12.44	$11.43	$10.33	$11.39	$10.84	
Number of accumulation units outstanding at end of period	23,695	0	73	70,313	69,090	53,056	55,534	43,927	43,589	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.96	$8.27	$7.02	$7.68						
Value at end of period	$9.29	$9.96	$8.27	$7.02						
Number of accumulation units outstanding at end of period	1,439	1,532	506	443						
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.22	$13.46	$11.35	$13.42	$13.16	$10.41	$17.72			
Value at end of period	$15.34	$16.22	$13.46	$11.35	$13.42	$13.16	$10.41			
Number of accumulation units outstanding at end of period	0	0	0	932	810	699	587			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.76	$9.84	$8.66	$8.59						
Value at end of period	$13.92	$12.76	$9.84	$8.66						
Number of accumulation units outstanding at end of period	10,572	9,918	924	521						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.74	$9.81	$8.64	$8.57						
Value at end of period	$13.89	$12.74	$9.81	$8.64						
Number of accumulation units outstanding at end of period	0	0	0	24,316						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.22	$10.19								
Value at end of period	$13.21	$12.22								
Number of accumulation units outstanding at end of period	0	1,324								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.68	$10.79	$10.90	$10.99						
Value at end of period	$10.57	$10.68	$10.79	$10.90						
Number of accumulation units outstanding at end of period	0	1,686	1,434	1,737						
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.07	$10.87	$9.92	$10.46	$9.09	$7.37	$11.36	$11.56		
Value at end of period	$16.08	$14.07	$10.87	$9.92	$10.46	$9.09	$7.37	$11.36		
Number of accumulation units outstanding at end of period	0	5,467	5,275	21,951	16,211	0	13,362	12,315		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$14.02	$10.83	$9.89	$10.43	$8.93					
Value at end of period	$16.02	$14.02	$10.83	$9.89	$10.43					
Number of accumulation units outstanding at end of period	0	0	0	0	39					
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$21.25	$20.99	$18.31	$16.84	$13.29	$10.31	$15.98	$19.25	$14.23	$13.10
Value at end of period	$27.50	$21.25	$20.99	$18.31	$16.84	$13.29	$10.31	$15.98	$19.25	$14.23
Number of accumulation units outstanding at end of period	2,026	7,016	5,002	18,614	12,355	4,183	7,162	9,299	9,890	3,367
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$21.65	$16.53	$14.55	$13.99						
Value at end of period	$24.28	$21.65	$16.53	$14.55						
Number of accumulation units outstanding at end of period	643	684	418	148						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.94	$10.64	$9.28	$9.12	$8.20	$6.96				
Value at end of period	$15.62	$13.94	$10.64	$9.28	$9.12	$8.20				
Number of accumulation units outstanding at end of period	28	1,044	818	7,446	5,868	5,531				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.80	$15.14	$13.13	$13.20						
Value at end of period	$22.10	$19.80	$15.14	$13.13						
Number of accumulation units outstanding at end of period	131	72	61	48						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.42	$11.58	$9.97	$10.37						
Value at end of period	$17.24	$15.42	$11.58	$9.97						
Number of accumulation units outstanding at end of period	139	102	120	111						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$16.58	$12.05	$10.46	$10.98						
Value at end of period	$17.26	$16.58	$12.05	$10.46						
Number of accumulation units outstanding at end of period	866	823	512	207						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
Value at beginning of period	$24.20	$17.66	$15.51	$15.99	$12.93	$10.19				
Value at end of period	$25.64	$24.20	$17.66	$15.51	$15.99	$12.93				
Number of accumulation units outstanding at end of period	0	9,632	9,296	12,976	3,449	1,592				
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.44	$12.40	$11.21	$11.37	$10.80					
Value at end of period	$14.11	$13.44	$12.40	$11.21	$11.37					
Number of accumulation units outstanding at end of period	48,554	50,793	58,085	127,362	117,886					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.82	$12.84	$11.39	$11.83	$11.06					
Value at end of period	$15.53	$14.82	$12.84	$11.39	$11.83					
Number of accumulation units outstanding at end of period	37,455	29,431	7,597	137,715	144,503					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.57	$13.03	$11.40	$12.04	$11.21					
Value at end of period	$16.34	$15.57	$13.03	$11.40	$12.04					
Number of accumulation units outstanding at end of period	1,416	167	362	111,067	125,649					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.09	$13.12	$11.44	$12.16	$11.27					
Value at end of period	$16.94	$16.09	$13.12	$11.44	$12.16					
Number of accumulation units outstanding at end of period	1,070	469	345	28,964	41,822					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.33	$12.49	$10.90	$11.57	$9.61					
Value at end of period	$16.18	$15.33	$12.49	$10.90	$11.57					
Number of accumulation units outstanding at end of period	153	0	0	1,030	417					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.72	$11.97	$10.98	$11.01	$10.50					
Value at end of period	$13.36	$12.72	$11.97	$10.98	$11.01					
Number of accumulation units outstanding at end of period	0	0	1,783	16,783	18,411					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$15.14	$13.60	$12.19	$12.06	$10.94	$9.34	$12.31	$11.72	$11.01	
Value at end of period	$16.03	$15.14	$13.60	$12.19	$12.06	$10.94	$9.34	$12.31	$11.72	
Number of accumulation units outstanding at end of period	125	90	242	21,505	15,674	0	12,140	13,328	16,507	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$16.00	$13.16	$11.53	$11.96	$10.65	$8.56	$13.49	$12.93	$11.82	
Value at end of period	$16.93	$16.00	$13.16	$11.53	$11.96	$10.65	$8.56	$13.49	$12.93	
Number of accumulation units outstanding at end of period	3,163	2,284	2,891	31,917	27,142	3	24,251	23,216	19,123	
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$15.49	$13.38	$11.86	$12.01	$10.80	$8.92	$12.93	$12.34	$11.40	
Value at end of period	$16.41	$15.49	$13.38	$11.86	$12.01	$10.80	$8.92	$12.93	$12.34	
Number of accumulation units outstanding at end of period	5,541	10,453	53,900	110,580	109,461	41,872	74,117	27,484	22,537	
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.98	$12.39	$12.03	$11.40						
Value at end of period	$12.57	$11.98	$12.39	$12.03						
Number of accumulation units outstanding at end of period	378	256	195	170						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$24.28	$18.58	$16.06	$16.67	$14.41					
Value at end of period	$27.15	$24.28	$18.58	$16.06	$16.67					
Number of accumulation units outstanding at end of period	381	2,449	604	480	4,267					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$26.01	$18.84	$15.83	$15.57	$12.38	$9.21	$15.76	$14.93	$13.03	$12.06
Value at end of period	$26.99	$26.01	$18.84	$15.83	$15.57	$12.38	$9.21	$15.76	$14.93	$13.03
Number of accumulation units outstanding at end of period	4,180	2,473	747	12,758	16,037	5,957	7,904	7,365	6,426	246
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.42	$13.24	$11.53	$10.60	$8.34	$6.17	$11.30			
Value at end of period	$17.32	$13.42	$13.24	$11.53	$10.60	$8.34	$6.17			
Number of accumulation units outstanding at end of period	0	0	0	14,903	10,926	6,823	2,132			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$21.86	$16.17	$14.19	$16.03	$12.56	$9.08	$14.41			
Value at end of period	$23.04	$21.86	$16.17	$14.19	$16.03	$12.56	$9.08			
Number of accumulation units outstanding at end of period	784	772	715	15,562	21,655	17,244	12,977			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$19.52									
Value at end of period	$20.13									
Number of accumulation units outstanding at end of period	564									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$14.04	$14.99	$12.67	$15.60	$13.05	$7.66	$15.49			
Value at end of period	$14.08	$14.04	$14.99	$12.67	$15.60	$13.05	$7.66			
Number of accumulation units outstanding at end of period	0	4,420	3,418	6,044	3,131	5,745	3,608			

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$24.00	$18.35	$15.37	$15.18	$12.41	$12.43				
Value at end of period	$27.45	$24.00	$18.35	$15.37	$15.18	$12.41				
Number of accumulation units outstanding at end of period	0	9	7	5	168	51				
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$18.99	$15.06	$12.48	$13.69	$11.89	$8.59	$14.50	$13.72	$12.06	
Value at end of period	$19.28	$18.99	$15.06	$12.48	$13.69	$11.89	$8.59	$14.50	$13.72	
Number of accumulation units outstanding at end of period	463	17,419	16,423	35,220	20,337	4,525	12,782	12,544	10,933	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$19.77	$16.29	$14.32	$14.01	$12.36	$9.34	$13.07			
Value at end of period	$22.03	$19.77	$16.29	$14.32	$14.01	$12.36	$9.34			
Number of accumulation units outstanding at end of period	0	22,073	18,747	48,280	25,752	29,923	23,685			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$18.86	$14.02	$12.14	$12.68	$9.92	$6.81	$12.05	$10.69	$9.99	
Value at end of period	$20.97	$18.86	$14.02	$12.14	$12.68	$9.92	$6.81	$12.05	$10.69	
Number of accumulation units outstanding at end of period	2,569	2,392	106	0	0	3	0	57	20	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$21.02	$15.69	$13.61	$14.24	$11.18	$7.70	$13.65	$12.14	$11.20	$10.22
Value at end of period	$23.34	$21.02	$15.69	$13.61	$14.24	$11.18	$7.70	$13.65	$12.14	$11.20
Number of accumulation units outstanding at end of period	113	124	126	11,147	10,458	101	5,339	6,516	6,127	661
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$18.79	$14.58	$12.52	$12.71	$11.13	$8.96	$13.56			
Value at end of period	$20.06	$18.79	$14.58	$12.52	$12.71	$11.13	$8.96			
Number of accumulation units outstanding at end of period	3,558	1,480	1,934	7,944	5,933	4,031	3,492			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$20.86	$15.10	$12.80	$13.08						
Value at end of period	$22.49	$20.86	$15.10	$12.80						
Number of accumulation units outstanding at end of period	257	830	730	643						
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$16.67	$14.67	$12.44	$14.28	$12.63	$9.24	$17.79			
Value at end of period	$16.38	$16.67	$14.67	$12.44	$14.28	$12.63	$9.24			
Number of accumulation units outstanding at end of period	0	0	0	7,360	175	767	777			
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$13.22	$11.08	$9.40	$10.76	$9.96	$7.60	$12.47			
Value at end of period	$12.25	$13.22	$11.08	$9.40	$10.76	$9.96	$7.60			
Number of accumulation units outstanding at end of period	0	0	0	440	406	330	277			
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68	$10.26			
Value at end of period	$12.33	$12.99	$10.70	$8.87	$10.46	$8.44	$5.68			
Number of accumulation units outstanding at end of period	0	0	0	322	239	199	152			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
WANGER USA										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$24.77	$18.66	$15.66	$16.46						
Value at end of period	$25.76	$24.77	$18.66	$15.66						
Number of accumulation units outstanding at end of period	173	187	210	187						
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$18.05	$13.81	$12.38	$11.67	$10.39	$8.81	$13.28	$12.89	$11.02	$10.46
Value at end of period	$19.89	$18.05	$13.81	$12.38	$11.67	$10.39	$8.81	$13.28	$12.89	$11.02
Number of accumulation units outstanding at end of period	7,731	7,515	2,115	1,989	1,743	3,739	5,536	19,727	18,101	16,633

TABLE 13
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$18.42	$16.23								
Value at end of period	$20.69	$18.42								
Number of accumulation units outstanding at end of period	167	1,469								
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$17.31	$13.00	$11.15	$10.64	$9.24					
Value at end of period	$18.69	$17.31	$13.00	$11.15	$10.64					
Number of accumulation units outstanding at end of period	2,550	2,960	2,748	3,766	3,053					
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$20.23	$15.85	$14.03	$12.46						
Value at end of period	$22.01	$20.23	$15.85	$14.03						
Number of accumulation units outstanding at end of period	0	0	0	5,005						
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$26.16	$20.05	$18.32	$18.08	$14.59	$11.87	$16.27	$15.46	$13.14	$11.65
Value at end of period	$26.37	$26.16	$20.05	$18.32	$18.08	$14.59	$11.87	$16.27	$15.46	$13.14
Number of accumulation units outstanding at end of period	2,469	2,563	0	0	0	198	0	0	0	20,659
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.47	$15.17	$13.75	$14.13	$11.98					
Value at end of period	$20.88	$18.47	$15.17	$13.75	$14.13					
Number of accumulation units outstanding at end of period	243	604	14,942	248	344					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$18.93	$18.33								
Value at end of period	$20.49	$18.93								
Number of accumulation units outstanding at end of period	1,263	1,056								
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$17.57	$14.57	$12.88	$12.52	$11.18	$9.32	$12.65	$11.98	$10.82	$10.43
Value at end of period	$18.96	$17.57	$14.57	$12.88	$12.52	$11.18	$9.32	$12.65	$11.98	$10.82
Number of accumulation units outstanding at end of period	3,349	2,761	495	474	670	0	0	6,635	0	7,727

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$11.92	$13.24	$12.72							
Value at end of period	$12.12	$11.92	$13.24							
Number of accumulation units outstanding at end of period	0	0	10,750							
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$21.09	$14.56	$12.32	$13.42	$11.33	$7.02	$11.96	$12.24	$11.14	$10.73
Value at end of period	$22.59	$21.09	$14.56	$12.32	$13.42	$11.33	$7.02	$11.96	$12.24	$11.14
Number of accumulation units outstanding at end of period	126	1,995	1,749	1,474	873	385	0	6,173	21	2,938
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$19.38	$13.53	$11.35	$12.92	$10.36	$6.40	$12.48	$12.82	$11.73	$11.35
Value at end of period	$21.30	$19.38	$13.53	$11.35	$12.92	$10.36	$6.40	$12.48	$12.82	$11.73
Number of accumulation units outstanding at end of period	135	38	112	3,269	2,851	0	0	0	0	2,313
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$19.83	$18.15								
Value at end of period	$19.47	$19.83								
Number of accumulation units outstanding at end of period	24	1,484								
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$17.00	$13.76	$12.38	$12.33						
Value at end of period	$18.41	$17.00	$13.76	$12.38						
Number of accumulation units outstanding at end of period	5,616	5,660	47	935						
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.35	$14.82	$12.56	$13.71	$12.30					
Value at end of period	$18.90	$18.35	$14.82	$12.56	$13.71					
Number of accumulation units outstanding at end of period	0	418	2,025	3,673	830					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$18.88	$18.34								
Value at end of period	$18.83	$18.88								
Number of accumulation units outstanding at end of period	1,494	1,482								
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$12.58	$9.65	$9.23							
Value at end of period	$13.99	$12.58	$9.65							
Number of accumulation units outstanding at end of period	51	0	5,513							
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$15.39									
Value at end of period	$15.95									
Number of accumulation units outstanding at end of period	19									
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$20.27	$15.35	$13.16	$12.07						
Value at end of period	$21.27	$20.27	$15.35	$13.16						
Number of accumulation units outstanding at end of period	308	270	0	6,225						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
DODGE & COX INTERNATIONAL STOCK FUND (Funds were first received in this option during February 2011)										
Value at beginning of period	$14.70	$11.76	$9.83	$12.23						
Value at end of period	$14.55	$14.70	$11.76	$9.83						
Number of accumulation units outstanding at end of period	466	0	0	148						
DODGE & COX STOCK FUND (Funds were first received in this option during November 2013)										
Value at beginning of period	$18.43	$17.35								
Value at end of period	$20.13	$18.43								
Number of accumulation units outstanding at end of period	0	1,111								
EUROPACIFIC GROWTH FUND® (CLASS R-3) (Funds were first received in this option during February 2006)										
Value at beginning of period	$20.95	$17.59	$14.89	$17.38	$16.03	$11.63	$19.73	$16.74	$14.40	
Value at end of period	$20.21	$20.95	$17.59	$14.89	$17.38	$16.03	$11.63	$19.73	$16.74	
Number of accumulation units outstanding at end of period	21,958	24,864	18,277	5,884	5,634	16,263	8,988	14,808	155	
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS) (Funds were first received in this option during September 2011)										
Value at beginning of period	$18.15	$13.81	$12.02	$11.17						
Value at end of period	$19.68	$18.15	$13.81	$12.02						
Number of accumulation units outstanding at end of period	4,848	4,868	0	1,779						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS) (Funds were first received in this option during July 2005)										
Value at beginning of period	$21.80	$16.77	$14.55	$15.08	$12.99	$9.67	$16.99	$14.60	$13.20	$11.92
Value at end of period	$24.16	$21.80	$16.77	$14.55	$15.08	$12.99	$9.67	$16.99	$14.60	$13.20
Number of accumulation units outstanding at end of period	54,906	58,360	13,298	17,810	17,569	51,925	4,741	15,863	3,353	3,852
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS) (Funds were first received in this option during June 2008)										
Value at beginning of period	$16.81	$13.25	$11.41	$12.28	$10.01	$7.76	$13.67	$13.60	$11.43	$10.64
Value at end of period	$18.09	$16.81	$13.25	$11.41	$12.28	$10.01	$7.76	$13.67	$13.60	$11.43
Number of accumulation units outstanding at end of period	949	3,846	294	266	0	29,416	108	0	0	961
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS) (Funds were first received in this option during May 2011)										
Value at beginning of period	$17.04	$12.63	$11.12	$12.13						
Value at end of period	$18.78	$17.04	$12.63	$11.12						
Number of accumulation units outstanding at end of period	5,419	7,525	0	4,209						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R) (Funds were first received in this option during October 2005)										
Value at beginning of period	$23.01	$18.52	$16.47	$17.11	$15.53	$12.94	$17.82	$16.19	$13.26	$12.24
Value at end of period	$23.96	$23.01	$18.52	$16.47	$17.11	$15.53	$12.94	$17.82	$16.19	$13.26
Number of accumulation units outstanding at end of period	7,825	15,882	9,410	17,102	15,728	2,758	0	11,925	6,279	601
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2) (Funds were first received in this option during January 2005)										
Value at beginning of period	$24.30	$17.98	$15.31	$16.03	$12.60	$9.84	$14.80	$15.29	$13.17	$11.86
Value at end of period	$24.24	$24.30	$17.98	$15.31	$16.03	$12.60	$9.84	$14.80	$15.29	$13.17
Number of accumulation units outstanding at end of period	5,659	4,956	5,513	1,479	1,406	8,110	2,596	0	648	14,856
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A) (Funds were first received in this option during January 2005)										
Value at beginning of period	$20.82	$15.14	$13.78	$14.61	$11.46	$8.07	$14.15	$12.78	$11.98	$10.52
Value at end of period	$22.21	$20.82	$15.14	$13.78	$14.61	$11.46	$8.07	$14.15	$12.78	$11.98
Number of accumulation units outstanding at end of period	1,049	0	0	0	0	547	0	0	0	1,606

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.41	$10.29	$8.87	$9.12	$8.07	$5.76				
Value at end of period	$14.48	$13.41	$10.29	$8.87	$9.12	$8.07				
Number of accumulation units outstanding at end of period	3,564	5,967	30,458	3,661	128	349				
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$18.32	$14.42	$12.26	$12.90						
Value at end of period	$19.56	$18.32	$14.42	$12.26						
Number of accumulation units outstanding at end of period	34	805	0	12						
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$57.93	$40.95	$34.16	$33.04	$31.82	$23.79				
Value at end of period	$69.20	$57.93	$40.95	$34.16	$33.04	$31.82				
Number of accumulation units outstanding at end of period	636	242	0	0	0	6				
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$19.29	$15.04	$13.73	$14.76	$13.21	$9.71				
Value at end of period	$20.01	$19.29	$15.04	$13.73	$14.76	$13.21				
Number of accumulation units outstanding at end of period	1,519	9	7,771	0	0	1,079				
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$26.21	$18.31	$15.07	$16.55	$12.79					
Value at end of period	$27.85	$26.21	$18.31	$15.07	$16.55					
Number of accumulation units outstanding at end of period	0	1,832	0	0	310					
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.30	$12.34								
Value at end of period	$11.67	$12.30								
Number of accumulation units outstanding at end of period	0	1								
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$24.23	$15.54	$14.19	$15.36						
Value at end of period	$24.82	$24.23	$15.54	$14.19						
Number of accumulation units outstanding at end of period	0	0	0	91						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.44	$16.03								
Value at end of period	$18.50	$17.44								
Number of accumulation units outstanding at end of period	158	1,938								
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.83	$14.57	$12.83	$13.46	$11.10					
Value at end of period	$20.85	$18.83	$14.57	$12.83	$13.46					
Number of accumulation units outstanding at end of period	6,325	5,628	16	1,379	1,380					
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$26.39	$19.90	$18.14	$20.48						
Value at end of period	$26.68	$26.39	$19.90	$18.14						
Number of accumulation units outstanding at end of period	2,767	3,185	417	393						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.99	$14.72	$12.70	$12.64	$11.16	$8.01	$12.82	$11.59	$10.88	$10.15
Value at end of period	$21.00	$18.99	$14.72	$12.70	$12.64	$11.16	$8.01	$12.82	$11.59	$10.88
Number of accumulation units outstanding at end of period	159	152	0	0	0	3,378	0	0	0	11,325
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$17.89	$17.44								
Value at end of period	$17.67	$17.89								
Number of accumulation units outstanding at end of period	2,552	2,610								
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.65	$11.45	$10.44	$10.87	$8.95	$6.93	$11.45	$11.46		
Value at end of period	$17.10	$15.65	$11.45	$10.44	$10.87	$8.95	$6.93	$11.45		
Number of accumulation units outstanding at end of period	13,197	20,436	10,956	591	509	4,751	1,417	3,852		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$21.61	$17.19	$14.37	$15.70	$14.06	$10.32	$16.76	$14.58	$12.28	$10.74
Value at end of period	$22.09	$21.61	$17.19	$14.37	$15.70	$14.06	$10.32	$16.76	$14.58	$12.28
Number of accumulation units outstanding at end of period	5,995	5,136	365	2,632	0	12	11	2,502	0	15,396
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.11	$11.79	$10.45	$10.70	$9.89	$6.94	$12.93	$11.46	$10.74	$10.06
Value at end of period	$17.25	$15.11	$11.79	$10.45	$10.70	$9.89	$6.94	$12.93	$11.46	$10.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	3,880
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$36.93	$34.36	$28.66	$35.28	$28.00	$15.53	$30.13	$22.69	$18.27	$15.56
Value at end of period	$34.88	$36.93	$34.36	$28.66	$35.28	$28.00	$15.53	$30.13	$22.69	$18.27
Number of accumulation units outstanding at end of period	10,447	11,784	4,602	148	0	13,386	0	1,746	9,695	275
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$6.01	$11.62	$12.89	$16.77						
Value at end of period	$5.05	$6.01	$11.62	$12.89						
Number of accumulation units outstanding at end of period	0	87	0	127						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$11.13	$11.71	$10.65	$10.63						
Value at end of period	$11.08	$11.13	$11.71	$10.65						
Number of accumulation units outstanding at end of period	0	6,550	0	32						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.78	$13.67	$12.38	$12.72	$11.46	$9.52	$13.85	$12.75	$11.61	$10.91
Value at end of period	$16.90	$15.78	$13.67	$12.38	$12.72	$11.46	$9.52	$13.85	$12.75	$11.61
Number of accumulation units outstanding at end of period	1,517	2,119	0	0	0	11,711	0	0	0	823
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$14.05	$15.61	$14.48	$13.08	$12.20	$10.39	$11.66			
Value at end of period	$14.37	$14.05	$15.61	$14.48	$13.08	$12.20	$10.39			
Number of accumulation units outstanding at end of period	23,634	28,089	7,815	753	768	933	849			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$8.58	$8.83	$7.97	$10.50	$9.15	$5.29	$12.76	$13.07		
Value at end of period	$7.43	$8.58	$8.83	$7.97	$10.50	$9.15	$5.29	$12.76		
Number of accumulation units outstanding at end of period	1,602	313	44	0	0	1,036	86	5		
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$17.93	$16.10	$14.11	$14.48	$12.41	$7.72	$12.35	$11.65	$10.62	$10.34
Value at end of period	$17.76	$17.93	$16.10	$14.11	$14.48	$12.41	$7.72	$12.35	$11.65	$10.62
Number of accumulation units outstanding at end of period	3,168	3,948	5,448	4,945	4,611	520	89	3,780	1,331	2,621
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.26	$12.24								
Value at end of period	$12.72	$12.26								
Number of accumulation units outstanding at end of period	3,697	146								
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$23.01	$17.68	$14.95	$15.88	$13.79	$9.50	$14.67	$14.74	$12.39	$11.84
Value at end of period	$25.17	$23.01	$17.68	$14.95	$15.88	$13.79	$9.50	$14.67	$14.74	$12.39
Number of accumulation units outstanding at end of period	0	1,713	256	248	0	0	0	0	0	6,374
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$19.10	$15.14	$12.87	$14.87	$13.81	$9.30	$17.39	$14.95	$12.57	$11.16
Value at end of period	$16.90	$19.10	$15.14	$12.87	$14.87	$13.81	$9.30	$17.39	$14.95	$12.57
Number of accumulation units outstanding at end of period	4	195	467	2,100	1,985	32	0	0	966	9,208
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.81	$13.48	$12.26	$10.56
Value at end of period	$21.48	$19.84	$14.96	$12.52	$13.28	$11.93	$8.95	$14.81	$13.48	$12.26
Number of accumulation units outstanding at end of period	48,438	62,764	22,021	39,611	17,643	37,618	13,746	41,081	14,880	78,439
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$18.12	$15.48	$13.96	$13.35	$12.03	$9.76	$13.86	$13.49	$12.03	
Value at end of period	$19.46	$18.12	$15.48	$13.96	$13.35	$12.03	$9.76	$13.86	$13.49	
Number of accumulation units outstanding at end of period	9,120	7,009	219	7,701	8,325	12,265	2,499	518	763	
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$13.51	$11.80	$10.29	$12.27						
Value at end of period	$12.62	$13.51	$11.80	$10.29						
Number of accumulation units outstanding at end of period	0	0	0	142						
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$23.08	$15.94	$14.07	$14.05	$10.79	$7.84	$11.91			
Value at end of period	$23.58	$23.08	$15.94	$14.07	$14.05	$10.79	$7.84			
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,806	1,639			
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.55	$14.07	$12.65	$12.97						
Value at end of period	$19.57	$18.55	$14.07	$12.65						
Number of accumulation units outstanding at end of period	0	0	47	110						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$14.96	$15.34	$14.31	$13.94	$13.04	$11.65	$11.74	$10.79	$10.44	$10.30
Value at end of period	$15.64	$14.96	$15.34	$14.31	$13.94	$13.04	$11.65	$11.74	$10.79	$10.44
Number of accumulation units outstanding at end of period	30,083	45,575	25,667	10,126	4,307	23,768	1,231	10,087	8,917	48,011
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$15.32	$14.43								
Value at end of period	$16.13	$15.32								
Number of accumulation units outstanding at end of period	0	21								
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$22.85	$17.61	$15.08	$15.23	$13.62	$13.16				
Value at end of period	$24.94	$22.85	$17.61	$15.08	$15.23	$13.62				
Number of accumulation units outstanding at end of period	0	0	0	0	0	368				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.62	$13.26	$12.40	$12.05	$10.49	$8.78				
Value at end of period	$12.56	$12.62	$13.26	$12.40	$12.05	$10.49				
Number of accumulation units outstanding at end of period	13,330	14,881	4,968	675	4,277	7,294				
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$19.21	$18.65	$16.63							
Value at end of period	$21.69	$19.21	$18.65							
Number of accumulation units outstanding at end of period	0	0	3,543							
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$14.65	$14.30								
Value at end of period	$12.83	$14.65								
Number of accumulation units outstanding at end of period	395	332								
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$14.10	$14.45	$14.13	$13.23	$12.53	$12.01	$11.31	$10.75	$10.37	$10.20
Value at end of period	$14.70	$14.10	$14.45	$14.13	$13.23	$12.53	$12.01	$11.31	$10.75	$10.37
Number of accumulation units outstanding at end of period	14,895	23,641	19,867	181	148	1,737	15	0	0	5,644
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$20.57	$15.90	$15.14							
Value at end of period	$22.56	$20.57	$15.90							
Number of accumulation units outstanding at end of period	279	185	107							
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.29	$16.48	$14.56	$14.04	$12.37	$8.34	$10.84	$10.80		
Value at end of period	$17.37	$17.29	$16.48	$14.56	$14.04	$12.37	$8.34	$10.84		
Number of accumulation units outstanding at end of period	559	1,693	80	1,722	0	1,019	1,715	9,015		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.72	$12.71	$11.21	$11.34	$10.05	$8.24	$13.25	$12.74	$11.23	$10.64
Value at end of period	$18.85	$16.72	$12.71	$11.21	$11.34	$10.05	$8.24	$13.25	$12.74	$11.23
Number of accumulation units outstanding at end of period	3,223	4,877	2,549	2,075	1,961	0	6,089	5,549	9,357	11,227

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$20.81	$15.62	$13.41	$13.70	$11.35	$8.70	$14.08	$14.01		
Value at end of period	$22.58	$20.81	$15.62	$13.41	$13.70	$11.35	$8.70	$14.08		
Number of accumulation units outstanding at end of period	15,434	16,348	3,631	2,809	2,008	9,334	1,583	517		
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$20.05	$14.19	$12.75	$12.98	$10.67	$8.63	$13.13	$14.14	$12.55	$12.14
Value at end of period	$20.93	$20.05	$14.19	$12.75	$12.98	$10.67	$8.63	$13.13	$14.14	$12.55
Number of accumulation units outstanding at end of period	1,126	1,679	1,677	1,457	1,306	5,820	1,000	6,279	0	3,978
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$13.20	$12.12	$11.65							
Value at end of period	$13.86	$13.20	$12.12							
Number of accumulation units outstanding at end of period	40,886	40,552	4,843							
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$14.69	$12.65	$12.09							
Value at end of period	$15.41	$14.69	$12.65							
Number of accumulation units outstanding at end of period	67,818	63,096	544							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.60	$12.89	$11.27	$10.44						
Value at end of period	$16.40	$15.60	$12.89	$11.27						
Number of accumulation units outstanding at end of period	36,631	33,052	0	226						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.09	$13.07	$11.37	$10.47						
Value at end of period	$16.94	$16.09	$13.07	$11.37						
Number of accumulation units outstanding at end of period	21,274	18,072	177	356						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.54	$12.62	$10.97	$10.12						
Value at end of period	$16.40	$15.54	$12.62	$10.97						
Number of accumulation units outstanding at end of period	1,538	732	0	66						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$12.65	$11.82	$10.97	$10.59						
Value at end of period	$13.30	$12.65	$11.82	$10.97						
Number of accumulation units outstanding at end of period	736	560	1,219	127						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$14.23	$14.42	$13.33	$12.45	$11.41	$10.18	$11.38	$10.83	$10.49	$10.34
Value at end of period	$15.06	$14.23	$14.42	$13.33	$12.45	$11.41	$10.18	$11.38	$10.83	$10.49
Number of accumulation units outstanding at end of period	9,657	31,207	6,873	9,911	9,482	0	0	4,644	0	5,536
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.16	$14.31	$13.20	$12.40	$11.39	$10.31	$11.37	$10.83	$10.50	$10.44
Value at end of period	$14.96	$14.16	$14.31	$13.20	$12.40	$11.39	$10.31	$11.37	$10.83	$10.50
Number of accumulation units outstanding at end of period	388	287	0	11	440	34,594	5,523	47	203	8,974

CFI 94

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$16.14	$13.40	$11.30	$13.37	$12.54					
Value at end of period	$15.25	$16.14	$13.40	$11.30	$13.37					
Number of accumulation units outstanding at end of period	393	477	0	0	801					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.73	$12.11	$10.34	$10.92						
Value at end of period	$17.72	$15.73	$12.11	$10.34						
Number of accumulation units outstanding at end of period	3,273	149	147	144						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.71	$9.81	$8.63	$8.42	$7.12	$6.38	$9.21	$9.39		
Value at end of period	$13.86	$12.71	$9.81	$8.63	$8.42	$7.12	$6.38	$9.21		
Number of accumulation units outstanding at end of period	4,104	7,368	4,298	6,803	0	6,976	7,453	3,665		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.69	$11.55								
Value at end of period	$13.83	$12.69								
Number of accumulation units outstanding at end of period	1,669	4,769								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$12.22	$11.32								
Value at end of period	$13.20	$12.22								
Number of accumulation units outstanding at end of period	3,852	1,767								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$10.63	$10.74	$10.83							
Value at end of period	$10.51	$10.63	$10.74							
Number of accumulation units outstanding at end of period	1,068	353	234							
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.36	$16.72	$14.00	$17.10	$13.81	$9.55	$19.95	$18.21	$14.52	$11.40
Value at end of period	$19.93	$21.36	$16.72	$14.00	$17.10	$13.81	$9.55	$19.95	$18.21	$14.52
Number of accumulation units outstanding at end of period	0	189	252	477	477	74	5	4,237	0	18,353
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$14.02	$10.83	$9.90	$10.44	$9.07	$7.36	$11.35	$11.55		
Value at end of period	$16.01	$14.02	$10.83	$9.90	$10.44	$9.07	$7.36	$11.35		
Number of accumulation units outstanding at end of period	0	0	305	305	333	16,372	867	8,203		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.97	$10.80	$9.86	$10.40	$9.04	$7.33	$7.29			
Value at end of period	$15.95	$13.97	$10.80	$9.86	$10.40	$9.04	$7.33			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	65			
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$21.14	$20.90	$18.23	$16.78	$13.25	$10.28	$15.95	$19.22	$14.22	$12.10
Value at end of period	$27.35	$21.14	$20.90	$18.23	$16.78	$13.25	$10.28	$15.95	$19.22	$14.22
Number of accumulation units outstanding at end of period	638	2,525	1,911	2,537	2,391	6,495	67	0	6,982	22,148

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$21.60	$20.50								
Value at end of period	$24.21	$21.60								
Number of accumulation units outstanding at end of period	1,801	1,685								
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$13.90	$10.62	$9.27	$9.11	$8.55					
Value at end of period	$15.57	$13.90	$10.62	$9.27	$9.11					
Number of accumulation units outstanding at end of period	1,229	5,990	5,845	4,784	1,328					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$15.37	$14.13								
Value at end of period	$17.18	$15.37								
Number of accumulation units outstanding at end of period	1,265	1,411								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.53	$14.93								
Value at end of period	$17.20	$16.53								
Number of accumulation units outstanding at end of period	176	371								
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$26.73	$24.31								
Value at end of period	$28.01	$26.73								
Number of accumulation units outstanding at end of period	265	211								
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$24.08	$17.58	$15.45	$15.94	$12.89	$10.17	$14.83	$15.30		
Value at end of period	$25.50	$24.08	$17.58	$15.45	$15.94	$12.89	$10.17	$14.83		
Number of accumulation units outstanding at end of period	178	54	58	2,407	0	4	4	4		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.41	$12.38	$11.20	$11.36	$10.80					
Value at end of period	$14.08	$13.41	$12.38	$11.20	$11.36					
Number of accumulation units outstanding at end of period	11,639	28,656	19,761	13,791	22,675					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.79	$12.82	$11.38	$11.83	$11.06					
Value at end of period	$15.49	$14.79	$12.82	$11.38	$11.83					
Number of accumulation units outstanding at end of period	22,198	40,039	27,024	20,744	28,031					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.54	$13.01	$11.39	$12.03	$11.21					
Value at end of period	$16.30	$15.54	$13.01	$11.39	$12.03					
Number of accumulation units outstanding at end of period	66,293	80,272	66,274	54,245	46,820					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.06	$13.10	$11.43	$12.15	$11.27					
Value at end of period	$16.90	$16.06	$13.10	$11.43	$12.15					
Number of accumulation units outstanding at end of period	7,179	6,140	5,655	2,706	2,327					

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$15.30	$12.48	$11.99							
Value at end of period	$16.14	$15.30	$12.48							
Number of accumulation units outstanding at end of period	34	13,591	504							
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.70	$11.96	$10.97	$11.01	$10.50					
Value at end of period	$13.33	$12.70	$11.96	$10.97	$11.01					
Number of accumulation units outstanding at end of period	24	24	1,684	1,705	1,715					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.06	$13.54	$12.14	$12.02	$10.90	$9.32	$12.29	$11.70	$10.88	$10.45
Value at end of period	$15.94	$15.06	$13.54	$12.14	$12.02	$10.90	$9.32	$12.29	$11.70	$10.88
Number of accumulation units outstanding at end of period	1,669	8,875	6,806	5,711	2,679	15,404	0	0	0	11,241
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.92	$13.11	$11.48	$11.92	$10.62	$8.54	$13.46	$12.91	$11.49	$10.77
Value at end of period	$16.84	$15.92	$13.11	$11.48	$11.92	$10.62	$8.54	$13.46	$12.91	$11.49
Number of accumulation units outstanding at end of period	11,168	4,266	1,415	1,605	269	26,569	0	0	3,746	18,575
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.41	$13.32	$11.81	$11.97	$10.76	$8.90	$12.90	$12.32	$11.17	$10.58
Value at end of period	$16.32	$15.41	$13.32	$11.81	$11.97	$10.76	$8.90	$12.90	$12.32	$11.17
Number of accumulation units outstanding at end of period	4,334	21,201	11,520	10,838	1,409	42,263	234	109	4,631	13,429
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$24.16	$18.50	$16.00	$16.62	$13.70	$10.16	$13.92	$15.76		
Value at end of period	$27.01	$24.16	$18.50	$16.00	$16.62	$13.70	$10.16	$13.92		
Number of accumulation units outstanding at end of period	861	1,111	594	548	331	277	0	2,141		
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$25.89	$18.76	$15.77	$15.52	$12.34	$9.18	$15.72	$14.91	$13.01	$12.00
Value at end of period	$26.85	$25.89	$18.76	$15.77	$15.52	$12.34	$9.18	$15.72	$14.91	$13.01
Number of accumulation units outstanding at end of period	7,986	11,017	5,050	5,676	5,479	9,734	2,377	10,620	3,567	9,945
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.37	$13.19	$11.50	$10.57	$8.32	$6.17	$10.10	$10.42		
Value at end of period	$17.24	$13.37	$13.19	$11.50	$10.57	$8.32	$6.17	$10.10		
Number of accumulation units outstanding at end of period	8,270	7,700	3,617	76	0	4,726	6,756	4,073		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$15.73	$11.75	$10.52	$11.11	$9.97	$7.62	$12.62	$12.45		
Value at end of period	$17.64	$15.73	$11.75	$10.52	$11.11	$9.97	$7.62	$12.62		
Number of accumulation units outstanding at end of period	1,978	645	836	735	5	1,287	0	173		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$21.76	$16.10	$14.14	$15.98	$12.53	$9.06	$14.99	$13.19	$11.87	$11.64
Value at end of period	$22.92	$21.76	$16.10	$14.14	$15.98	$12.53	$9.06	$14.99	$13.19	$11.87
Number of accumulation units outstanding at end of period	6,053	9,119	5,802	2,223	3,364	5,875	1,885	3,077	10,041	198

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.46	$13.76	$11.66	$11.98	$10.47	$8.20	$12.98	$13.36	$11.60	$11.57
Value at end of period	$20.02	$18.46	$13.76	$11.66	$11.98	$10.47	$8.20	$12.98	$13.36	$11.60
Number of accumulation units outstanding at end of period	2,197	2,032	1,914	1,694	1,507	0	0	315	739	20
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.44									
Value at end of period	$10.61									
Number of accumulation units outstanding at end of period	754									
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$16.96	$15.80								
Value at end of period	$18.55	$16.96								
Number of accumulation units outstanding at end of period	9,589	9,666								
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.98	$14.94	$12.63	$15.56	$13.03	$7.65	$15.80	$15.86		
Value at end of period	$14.01	$13.98	$14.94	$12.63	$15.56	$13.03	$7.65	$15.80		
Number of accumulation units outstanding at end of period	1,736	2,077	37	14	0	1,667	2,099	7,588		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.88	$18.27	$15.31	$15.13	$12.38	$9.91	$14.89	$14.64	$12.64	$11.84
Value at end of period	$27.30	$23.88	$18.27	$15.31	$15.13	$12.38	$9.91	$14.89	$14.64	$12.64
Number of accumulation units outstanding at end of period	493	957	6,143	246	0	1,136	158	7,163	467	18,748
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$21.08	$19.03								
Value at end of period	$22.68	$21.08								
Number of accumulation units outstanding at end of period	23,912	20,640								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.91	$15.00	$12.43	$13.65	$11.86	$8.57	$14.48	$13.70	$11.71	$10.07
Value at end of period	$19.19	$18.91	$15.00	$12.43	$13.65	$11.86	$8.57	$14.48	$13.70	$11.71
Number of accumulation units outstanding at end of period	15,606	18,460	822	165	2	13,399	0	9,500	1,086	30,439
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$19.28	$17.31	$15.03	$15.27	$14.76					
Value at end of period	$19.19	$19.28	$17.31	$15.03	$15.27					
Number of accumulation units outstanding at end of period	7,581	7,894	1,753	0	453					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49	$11.13	
Value at end of period	$21.93	$19.69	$16.22	$14.27	$13.97	$12.33	$9.32	$12.95	$12.49	
Number of accumulation units outstanding at end of period	34,145	32,072	17,691	6,228	779	724	0	7,634	18,374	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.78	$13.98	$12.11	$12.65	$10.18					
Value at end of period	$20.87	$18.78	$13.98	$12.11	$12.65					
Number of accumulation units outstanding at end of period	2,416	2,248	413	361	361					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$20.92	$15.62	$13.56	$14.19	$11.15	$7.68	$13.62	$12.12	$11.19	$10.03
Value at end of period	$23.22	$20.92	$15.62	$13.56	$14.19	$11.15	$7.68	$13.62	$12.12	$11.19
Number of accumulation units outstanding at end of period	6,299	238	0	0	0	6,370	0	0	0	7,695
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.70	$14.51	$12.47	$12.67	$11.10	$8.94	$14.00	$13.69	$11.57	$11.65
Value at end of period	$19.95	$18.70	$14.51	$12.47	$12.67	$11.10	$8.94	$14.00	$13.69	$11.57
Number of accumulation units outstanding at end of period	7,225	10,907	6,187	4	3	4,657	7,149	4,489	4,921	100
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$20.76	$15.03	$12.75	$13.00	$11.22	$7.91	$13.81	$12.67	$11.28	$11.39
Value at end of period	$22.37	$20.76	$15.03	$12.75	$13.00	$11.22	$7.91	$13.81	$12.67	$11.28
Number of accumulation units outstanding at end of period	21,243	18,692	826	753	405	648	0	0	752	21
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.60	$14.62	$12.40	$14.24	$12.22					
Value at end of period	$16.30	$16.60	$14.62	$12.40	$14.24					
Number of accumulation units outstanding at end of period	2,202	2,976	780	1,338	561					
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67	$5.39			
Value at end of period	$12.28	$12.95	$10.67	$8.85	$10.44	$8.43	$5.67			
Number of accumulation units outstanding at end of period	12,633	13,489	1,506	3,522	0	928	43			
WANGER SELECT										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$17.19	$15.57								
Value at end of period	$17.59	$17.19								
Number of accumulation units outstanding at end of period	0	624								
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$17.96	$13.74	$12.34	$11.63	$10.36	$8.79	$13.26	$12.87	$11.01	$10.52
Value at end of period	$19.79	$17.96	$13.74	$12.34	$11.63	$10.36	$8.79	$13.26	$12.87	$11.01
Number of accumulation units outstanding at end of period	5,050	7,651	6,987	7,990	7,414	278	88	29,131	10,988	31,321
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$22.12	$18.16								
Value at end of period	$23.55	$22.12								
Number of accumulation units outstanding at end of period	1,089	922								

Condensed Financial Information (continued)

TABLE 14
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$12.85	$11.22								
Value at end of period	$13.37	$12.85								
Number of accumulation units outstanding at end of period	159	323								
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$17.23	$12.94	$12.86							
Value at end of period	$18.59	$17.23	$12.94							
Number of accumulation units outstanding at end of period	343	343	5,716							
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$26.04	$19.96	$18.25	$18.02	$14.55	$11.84	$16.24	$15.44	$13.13	$13.13
Value at end of period	$26.23	$26.04	$19.96	$18.25	$18.02	$14.55	$11.84	$16.24	$15.44	$13.13
Number of accumulation units outstanding at end of period	0	1,946	1,331	2,742	6,784	4,707	3,226	2,621	2,214	33
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$18.89	$16.70								
Value at end of period	$20.43	$18.89								
Number of accumulation units outstanding at end of period	97	217								
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.49	$14.51	$12.83	$12.48	$11.15	$9.29	$12.63	$11.97	$10.81	$10.58
Value at end of period	$18.85	$17.49	$14.51	$12.83	$12.48	$11.15	$9.29	$12.63	$11.97	$10.81
Number of accumulation units outstanding at end of period	4,785	1,759	108	16,760	65,995	54,615	67,764	76,253	52,109	6,021
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$11.89	$13.22	$12.52	$11.19	$10.78					
Value at end of period	$12.09	$11.89	$13.22	$12.52	$11.19					
Number of accumulation units outstanding at end of period	0	0	0	0	5,770					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.99	$14.50	$12.27	$13.38	$11.29	$7.00	$11.93	$12.22	$10.71	
Value at end of period	$22.47	$20.99	$14.50	$12.27	$13.38	$11.29	$7.00	$11.93	$12.22	
Number of accumulation units outstanding at end of period	2,768	3,173	15,851	3,259	17,980	14,517	14,899	26,596	11,422	
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.29	$13.47	$11.30	$12.88	$10.33	$6.38	$12.46	$12.80	$11.72	$11.35
Value at end of period	$21.19	$19.29	$13.47	$11.30	$12.88	$10.33	$6.38	$12.46	$12.80	$11.72
Number of accumulation units outstanding at end of period	1,526	11,297	11,528	15,939	4,052	5,322	2,781	3,532	7,074	6,056
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$16.96	$13.74	$13.35							
Value at end of period	$18.36	$16.96	$13.74							
Number of accumulation units outstanding at end of period	0	0	21,661							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$23.12	$17.48	$15.86							
Value at end of period	$24.42	$23.12	$17.48							
Number of accumulation units outstanding at end of period	0	0	2,842							
CAPITAL WORLD GROWTH AND INCOME FUND^SM (CLASS R-3)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.30	$14.80	$12.54	$13.69	$12.23					
Value at end of period	$18.85	$18.30	$14.80	$12.54	$13.69					
Number of accumulation units outstanding at end of period	0	0	5,664	6,800	6,417					
DODGE & COX STOCK FUND										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$18.40	$13.24	$10.98	$11.75						
Value at end of period	$20.08	$18.40	$13.24	$10.98						
Number of accumulation units outstanding at end of period	4	0	0	2,157						
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.52	$14.45	$12.59	$13.30	$11.68					
Value at end of period	$20.37	$18.52	$14.45	$12.59	$13.30					
Number of accumulation units outstanding at end of period	0	0	0	0	1,038					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.84	$17.51	$14.83	$17.32	$15.99	$11.60	$19.69	$16.72	$13.86	$11.55
Value at end of period	$20.10	$20.84	$17.51	$14.83	$17.32	$15.99	$11.60	$19.69	$16.72	$13.86
Number of accumulation units outstanding at end of period	1,100	17,892	18,077	55,104	92,841	65,213	56,412	77,006	35,702	16,315
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.47									
Value at end of period	$19.63									
Number of accumulation units outstanding at end of period	79									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.70	$16.70	$14.50	$15.03	$12.96	$9.65	$16.96	$14.58	$13.18	$11.39
Value at end of period	$24.03	$21.70	$16.70	$14.50	$15.03	$12.96	$9.65	$16.96	$14.58	$13.18
Number of accumulation units outstanding at end of period	6,478	17,388	49,006	80,165	73,818	32,042	41,443	51,562	6,947	28,396
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.72	$13.19	$11.36	$11.37	$9.98	$7.74	$13.65	$13.58	$11.42	$10.90
Value at end of period	$17.99	$16.72	$13.19	$11.36	$11.37	$9.98	$7.74	$13.65	$13.58	$11.42
Number of accumulation units outstanding at end of period	41	1,158	2,999	10,292	1,589	1,391	1,382	1,235	0	10,183
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$16.96	$12.57	$13.18							
Value at end of period	$18.68	$16.96	$12.57							
Number of accumulation units outstanding at end of period	0	0	1,021							
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$22.90	$18.43	$16.41	$17.05	$15.49	$12.91	$17.79	$16.16	$13.25	$11.61
Value at end of period	$23.83	$22.90	$18.43	$16.41	$17.05	$15.49	$12.91	$17.79	$16.16	$13.25
Number of accumulation units outstanding at end of period	2,919	3,694	6,408	33,911	22,099	14,731	2,929	2,004	14,315	11,173
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$24.18	$17.90	$15.25	$15.98	$12.57	$9.81	$14.77	$15.58		
Value at end of period	$24.11	$24.18	$17.90	$15.25	$15.98	$12.57	$9.81	$14.77		
Number of accumulation units outstanding at end of period	1,456	683	2,420	1,989	5,915	10,650	8,894	9,348		

CFI 101

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$20.72	$15.08	$13.73	$14.56	$11.43	$8.05	$14.13	$12.76	$11.97	$11.41
Value at end of period	$22.09	$20.72	$15.08	$13.73	$14.56	$11.43	$8.05	$14.13	$12.76	$11.97
Number of accumulation units outstanding at end of period	0	2,551	1,857	1,694	2,212	1,225	546	465	350	84
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.38	$10.27	$8.85	$9.11	$8.07	$6.18				
Value at end of period	$14.43	$13.38	$10.27	$8.85	$9.11	$8.07				
Number of accumulation units outstanding at end of period	15,919	15,572	1,747	6,488	3,847	3,568				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$57.68	$40.79	$34.05	$32.95	$31.75	$25.11	$35.35	$31.99	$30.93	$29.06
Value at end of period	$68.87	$57.68	$40.79	$34.05	$32.95	$31.75	$25.11	$35.35	$31.99	$30.93
Number of accumulation units outstanding at end of period	123	98	0	0	6	0	0	0	390	303
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.19	$14.98	$13.68	$14.71	$13.17	$10.20	$14.18	$13.40		
Value at end of period	$19.90	$19.19	$14.98	$13.68	$14.71	$13.17	$10.20	$14.18		
Number of accumulation units outstanding at end of period	0	689	550	3,033	4,036	1,837	0	189		
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$24.18	$15.52	$14.18	$14.95						
Value at end of period	$24.76	$24.18	$15.52	$14.18						
Number of accumulation units outstanding at end of period	0	0	187	1,781						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.74	$14.50	$12.78	$13.42	$10.78	$8.58	$14.29	$14.33	$12.87	$11.46
Value at end of period	$20.74	$18.74	$14.50	$12.78	$13.42	$10.78	$8.58	$14.29	$14.33	$12.87
Number of accumulation units outstanding at end of period	2,502	2,876	14,928	0	0	0	0	0	6,456	5,349
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$26.26	$19.81	$18.07	$19.11	$15.27	$11.86	$17.35	$15.84	$13.27	$11.08
Value at end of period	$26.53	$26.26	$19.81	$18.07	$19.11	$15.27	$11.86	$17.35	$15.84	$13.27
Number of accumulation units outstanding at end of period	0	1,343	737	608	9,758	7,403	6,999	18,450	10,634	3,452
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.90	$14.65	$12.65	$12.59	$11.13	$7.99	$12.79	$11.58	$10.87	$9.87
Value at end of period	$20.89	$18.90	$14.65	$12.65	$12.59	$11.13	$7.99	$12.79	$11.58	$10.87
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	14,017	11,626
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.59	$11.41	$10.41	$10.84	$8.66					
Value at end of period	$17.02	$15.59	$11.41	$10.41	$10.84					
Number of accumulation units outstanding at end of period	0	10,326	9,731	17,150	7,355					
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$21.50	$17.12	$14.31	$15.64	$14.02	$10.29	$16.72	$14.56	$12.27	$10.88
Value at end of period	$21.97	$21.50	$17.12	$14.31	$15.64	$14.02	$10.29	$16.72	$14.56	$12.27
Number of accumulation units outstanding at end of period	2,222	3,506	512	17,810	28,100	17,758	27,128	24,370	16,517	23

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$15.04	$11.73	$10.41	$10.67	$9.86	$6.92	$12.91	$11.44	$10.73	$10.34
Value at end of period	$17.16	$15.04	$11.73	$10.41	$10.67	$9.86	$6.92	$12.91	$11.44	$10.73
Number of accumulation units outstanding at end of period	4,465	5,118	38,634	0	503	306	798	4,482	609	386
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$36.75	$34.21	$28.55	$35.15	$27.92	$15.49	$30.07	$22.66	$18.25	$13.03
Value at end of period	$34.69	$36.75	$34.21	$28.55	$35.15	$27.92	$15.49	$30.07	$22.66	$18.25
Number of accumulation units outstanding at end of period	928	5,345	12,641	6,939	6,958	4,506	54	19	3,134	5,694
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$6.00	$11.60	$12.88	$16.45						
Value at end of period	$5.03	$6.00	$11.60	$12.88						
Number of accumulation units outstanding at end of period	0	0	0	331						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.11	$11.69	$10.64	$10.76	$10.22					
Value at end of period	$11.05	$11.11	$11.69	$10.64	$10.76					
Number of accumulation units outstanding at end of period	0	0	5,791	7,929	4,149					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.70	$13.61	$12.33	$12.67	$11.42	$9.49	$13.82	$12.74	$11.60	$11.10
Value at end of period	$16.81	$15.70	$13.61	$12.33	$12.67	$11.42	$9.49	$13.82	$12.74	$11.60
Number of accumulation units outstanding at end of period	13	13	48	14,275	22	9,994	7,794	7,683	0	1,363
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$14.00	$15.56	$14.44	$13.05	$12.18	$11.02				
Value at end of period	$14.30	$14.00	$15.56	$14.44	$13.05	$12.18				
Number of accumulation units outstanding at end of period	0	0	8,043	34,873	41,505	31,229				
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$8.55	$8.81	$7.95	$10.48	$8.61					
Value at end of period	$7.40	$8.55	$8.81	$7.95	$10.48					
Number of accumulation units outstanding at end of period	1,942	0	0	0	1,339					
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.84	$16.02	$14.05	$14.43	$12.37	$7.70	$12.33	$11.63	$10.61	$10.45
Value at end of period	$17.66	$17.84	$16.02	$14.05	$14.43	$12.37	$7.70	$12.33	$11.63	$10.61
Number of accumulation units outstanding at end of period	378	1,587	2,336	32,954	16,386	14,680	5,444	3,620	5,238	15,956
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$22.89	$17.60	$14.89	$15.83	$13.75	$9.48	$14.64	$14.72	$12.38	$11.62
Value at end of period	$25.03	$22.89	$17.60	$14.89	$15.83	$13.75	$9.48	$14.64	$14.72	$12.38
Number of accumulation units outstanding at end of period	44	1,422	613	561	22,427	24,615	21,607	23,027	16,918	6,271
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$19.01	$15.07	$12.82	$14.82	$13.77	$9.28	$17.35	$14.93	$12.55	$11.44
Value at end of period	$16.81	$19.01	$15.07	$12.82	$14.82	$13.77	$9.28	$17.35	$14.93	$12.55
Number of accumulation units outstanding at end of period	0	0	0	3,769	3,481	403	428	346	0	5,932
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.74	$14.89	$12.47	$13.23	$11.89	$8.93	$14.79	$13.46	$12.24	$10.82
Value at end of period	$21.36	$19.74	$14.89	$12.47	$13.23	$11.89	$8.93	$14.79	$13.46	$12.24
Number of accumulation units outstanding at end of period	8,865	35,624	44,122	112,368	164,583	106,755	97,590	110,591	89,548	38,221
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.03	$15.41	$13.90	$13.30	$12.00	$9.73	$13.83	$13.47	$11.31	$11.05
Value at end of period	$19.35	$18.03	$15.41	$13.90	$13.30	$12.00	$9.73	$13.83	$13.47	$11.31
Number of accumulation units outstanding at end of period	2,524	7,848	12,828	7,490	13,683	6,310	2,922	2,587	0	1,907

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$13.48	$11.78	$10.28	$11.85						
Value at end of period	$12.59	$13.48	$11.78	$10.28						
Number of accumulation units outstanding at end of period	0	0	0	3,243						
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$19.01	$14.87	$12.93	$12.60	$11.67	$9.31	$14.76	$14.38	$12.25	$12.47
Value at end of period	$20.62	$19.01	$14.87	$12.93	$12.60	$11.67	$9.31	$14.76	$14.38	$12.25
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	5,110
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$19.82	$15.44	$13.78	$12.66	$11.17	$9.69	$14.20	$14.27		
Value at end of period	$21.81	$19.82	$15.44	$13.78	$12.66	$11.17	$9.69	$14.20		
Number of accumulation units outstanding at end of period	615	602	9,125	0	274	250	264	233		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$22.97	$15.87	$14.02	$14.00	$10.76	$7.82	$13.08	$12.76	$11.72	$11.29
Value at end of period	$23.45	$22.97	$15.87	$14.02	$14.00	$10.76	$7.82	$13.08	$12.76	$11.72
Number of accumulation units outstanding at end of period	168	163	0	0	3,361	3,085	2,718	2,387	0	15
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.89	$15.27	$14.25	$13.89	$13.00	$11.62	$11.72	$10.78	$10.43	$10.28
Value at end of period	$15.56	$14.89	$15.27	$14.25	$13.89	$13.00	$11.62	$11.72	$10.78	$10.43
Number of accumulation units outstanding at end of period	7,790	1,331	44,353	44,383	79,910	20,436	20,571	32,635	23,802	5,098
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$15.24	$13.18	$11.70	$11.97	$10.58	$8.95	$12.57	$12.01	$11.14	
Value at end of period	$16.05	$15.24	$13.18	$11.70	$11.97	$10.58	$8.95	$12.57	$12.01	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	572	343	3,296	
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$12.58	$13.23	$12.37	$12.03	$10.64					
Value at end of period	$12.52	$12.58	$13.23	$12.37	$12.03					
Number of accumulation units outstanding at end of period	0	0	8,396	6,990	7,887					
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$19.16	$18.62	$14.96	$15.95	$12.83					
Value at end of period	$21.63	$19.16	$18.62	$14.96	$15.95					
Number of accumulation units outstanding at end of period	0	0	0	0	455					
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$14.62	$12.96	$13.44	$12.86						
Value at end of period	$12.80	$14.62	$12.96	$13.44						
Number of accumulation units outstanding at end of period	21	17	0	203						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.03	$14.38	$14.07	$13.18	$12.49	$11.98	$11.28	$10.73	$10.29	
Value at end of period	$14.62	$14.03	$14.38	$14.07	$13.18	$12.49	$11.98	$11.28	$10.73	
Number of accumulation units outstanding at end of period	12	12	4,088	11,734	31,703	22,070	24,276	20,890	11,093	
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$17.22	$16.43	$14.52	$14.01	$12.35	$8.33	$10.83	$10.80		
Value at end of period	$17.29	$17.22	$16.43	$14.52	$14.01	$12.35	$8.33	$10.83		
Number of accumulation units outstanding at end of period	810	15	13	576	437	4,346	2,802	2,300		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.64	$12.65	$11.17	$11.30	$10.02	$8.22	$13.23	$12.73	$11.22	$10.37
Value at end of period	$18.75	$16.64	$12.65	$11.17	$11.30	$10.02	$8.22	$13.23	$12.73	$11.22
Number of accumulation units outstanding at end of period	1,273	0	0	5,297	5,140	2,970	18,231	19,190	17,467	8,603
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.71	$15.55	$13.35	$13.65	$11.32	$8.68	$14.05	$13.46	$12.43	$11.30
Value at end of period	$22.45	$20.71	$15.55	$13.35	$13.65	$11.32	$8.68	$14.05	$13.46	$12.43
Number of accumulation units outstanding at end of period	1,674	2,875	14,449	21,150	22,350	5,830	3,951	2,888	3,033	17,098
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.95	$14.13	$12.70	$12.93	$10.64	$8.61	$13.10	$14.12	$12.53	$12.28
Value at end of period	$20.81	$19.95	$14.13	$12.70	$12.93	$10.64	$8.61	$13.10	$14.12	$12.53
Number of accumulation units outstanding at end of period	809	83	667	7,193	1,122	1,010	2,601	2,838	893	3,929
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.17	$12.10	$11.07	$11.06	$10.67					
Value at end of period	$13.82	$13.17	$12.10	$11.07	$11.06					
Number of accumulation units outstanding at end of period	873	8,031	47,852	39,735	34,164					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.66	$12.63	$11.26	$11.53	$10.94					
Value at end of period	$15.37	$14.66	$12.63	$11.26	$11.53					
Number of accumulation units outstanding at end of period	257	6,787	91,281	40,645	39,301					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.56	$12.87	$11.26	$11.74	$11.08					
Value at end of period	$16.36	$15.56	$12.87	$11.26	$11.74					
Number of accumulation units outstanding at end of period	6,692	14,020	65,929	26,404	20,705					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.06	$13.05	$11.36	$11.95	$11.23					
Value at end of period	$16.90	$16.06	$13.05	$11.36	$11.95					
Number of accumulation units outstanding at end of period	6,406	5,968	38,509	9,414	6,278					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$15.51	$12.60	$11.74							
Value at end of period	$16.36	$15.51	$12.60							
Number of accumulation units outstanding at end of period	450	268	685							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$12.63	$11.81	$10.96	$10.76	$10.28					
Value at end of period	$13.27	$12.63	$11.81	$10.96	$10.76					
Number of accumulation units outstanding at end of period	381	0	3,480	337	235					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.16	$14.36	$13.28	$12.40	$11.38	$10.15	$11.36	$10.81	$10.48	$10.27
Value at end of period	$14.98	$14.16	$14.36	$13.28	$12.40	$11.38	$10.15	$11.36	$10.81	$10.48
Number of accumulation units outstanding at end of period	5,539	6,150	22,241	11,812	13,001	1,248	26,992	29,735	1,365	4,710
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.09	$14.24	$13.15	$12.35	$11.36	$10.28	$11.35	$10.81	$10.49	$10.48
Value at end of period	$14.88	$14.09	$14.24	$13.15	$12.35	$11.36	$10.28	$11.35	$10.81	$10.49
Number of accumulation units outstanding at end of period	98	35,797	21,618	30,430	31,707	39,309	5,901	2,211	0	6,523

CFI 105

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.90	$8.23	$6.99	$8.03	$7.02					
Value at end of period	$9.23	$9.90	$8.23	$6.99	$8.03					
Number of accumulation units outstanding at end of period	0	0	0	0	1,258					
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.70	$12.10	$10.34	$10.32						
Value at end of period	$17.68	$15.70	$12.10	$10.34						
Number of accumulation units outstanding at end of period	2,603	0	1,219	12,442						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.66	$9.77	$8.61	$8.40	$7.11	$6.37	$9.20	$9.38		
Value at end of period	$13.80	$12.66	$9.77	$8.61	$8.40	$7.11	$6.37	$9.20		
Number of accumulation units outstanding at end of period	11,000	7,638	29,833	35,455	30,152	27,513	11,475	10,501		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.64	$11.51								
Value at end of period	$13.77	$12.64								
Number of accumulation units outstanding at end of period	3,533	318								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.21	$10.19								
Value at end of period	$13.18	$12.21								
Number of accumulation units outstanding at end of period	4,220	3,809								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.58	$10.70	$10.82	$10.91						
Value at end of period	$10.46	$10.58	$10.70	$10.82						
Number of accumulation units outstanding at end of period	0	0	6	6						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$21.25	$16.65	$13.94	$17.04	$13.77	$9.53	$19.91	$18.19	$15.14	
Value at end of period	$19.83	$21.25	$16.65	$13.94	$17.04	$13.77	$9.53	$19.91	$18.19	
Number of accumulation units outstanding at end of period	0	0	19	5,096	4,780	5,577	1,981	1,691	1,635	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.97	$10.80	$9.87	$10.41	$9.06	$7.35	$11.34	$11.54		
Value at end of period	$15.94	$13.97	$10.80	$9.87	$10.41	$9.06	$7.35	$11.34		
Number of accumulation units outstanding at end of period	255	244	31	21,756	20,384	13,236	5,373	7,982		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.92	$13.32								
Value at end of period	$15.88	$13.92								
Number of accumulation units outstanding at end of period	749	13								
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$21.04	$20.81	$18.16	$16.72	$13.21	$10.26	$15.92	$19.20	$14.20	$12.22
Value at end of period	$27.20	$21.04	$20.81	$18.16	$16.72	$13.21	$10.26	$15.92	$19.20	$14.20
Number of accumulation units outstanding at end of period	0	0	421	11,140	3,737	0	3,464	2,530	6,706	5,100

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$21.55	$16.47	$14.51	$14.05	$12.02					
Value at end of period	$24.14	$21.55	$16.47	$14.51	$14.05					
Number of accumulation units outstanding at end of period	0	0	0	0	612					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.86	$10.59	$9.25	$9.10	$8.18	$6.95				
Value at end of period	$15.52	$13.86	$10.59	$9.25	$9.10	$8.18				
Number of accumulation units outstanding at end of period	427	331	0	0	9,592	4,750				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$19.71	$15.09	$13.10	$13.11	$11.42					
Value at end of period	$21.97	$19.71	$15.09	$13.10	$13.11					
Number of accumulation units outstanding at end of period	0	0	0	0	568					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.33	$11.53	$9.94	$10.22	$7.93					
Value at end of period	$17.12	$15.33	$11.53	$9.94	$10.22					
Number of accumulation units outstanding at end of period	377	50	0	0	480					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$16.49	$11.99	$10.43	$10.95	$8.31					
Value at end of period	$17.15	$16.49	$11.99	$10.43	$10.95					
Number of accumulation units outstanding at end of period	0	0	0	0	539					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$23.96	$17.51	$15.39	$15.88	$12.85	$10.14	$14.80	$14.07	$13.04	
Value at end of period	$25.36	$23.96	$17.51	$15.39	$15.88	$12.85	$10.14	$14.80	$14.07	
Number of accumulation units outstanding at end of period	1,656	4,970	163	1,439	1,098	1,151	382	2,157	2,301	
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.39	$12.37	$11.19	$11.36	$10.80					
Value at end of period	$14.04	$13.39	$12.37	$11.19	$11.36					
Number of accumulation units outstanding at end of period	35,240	37,611	66,278	60,355	125,741					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.76	$12.80	$11.37	$11.82	$11.05					
Value at end of period	$15.46	$14.76	$12.80	$11.37	$11.82					
Number of accumulation units outstanding at end of period	11,201	9,841	55,690	90,763	92,442					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.51	$12.99	$11.38	$12.03	$11.21					
Value at end of period	$16.26	$15.51	$12.99	$11.38	$12.03					
Number of accumulation units outstanding at end of period	35,556	11,683	50,452	50,148	69,397					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.03	$13.09	$11.42	$12.14	$11.26					
Value at end of period	$16.86	$16.03	$13.09	$11.42	$12.14					
Number of accumulation units outstanding at end of period	23,868	2,629	12,597	69,530	67,961					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.27	$12.46	$10.88	$11.56	$9.83					
Value at end of period	$16.10	$15.27	$12.46	$10.88	$11.56					
Number of accumulation units outstanding at end of period	0	0	827	300	17					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.67	$11.94	$10.96	$11.00	$10.50					
Value at end of period	$13.30	$12.67	$11.94	$10.96	$11.00					
Number of accumulation units outstanding at end of period	3,735	1,259	30	7,253	20,985					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.99	$13.48	$12.10	$11.98	$10.87	$9.30	$12.26	$11.68	$10.87	$10.41
Value at end of period	$15.85	$14.99	$13.48	$12.10	$11.98	$10.87	$9.30	$12.26	$11.68	$10.87
Number of accumulation units outstanding at end of period	0	0	0	0	755	557	307	871	3,880	2,970
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.84	$13.05	$11.44	$11.88	$10.59	$8.52	$13.44	$12.89	$11.48	$10.55
Value at end of period	$16.75	$15.84	$13.05	$11.44	$11.88	$10.59	$8.52	$13.44	$12.89	$11.48
Number of accumulation units outstanding at end of period	7,117	6,152	499	72	1,752	940	810	3,791	1,962	1,482
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.34	$13.26	$11.77	$11.93	$10.73	$8.88	$12.88	$12.31	$11.16	$10.49
Value at end of period	$16.23	$15.34	$13.26	$11.77	$11.93	$10.73	$8.88	$12.88	$12.31	$11.16
Number of accumulation units outstanding at end of period	13,959	14,472	4,310	2,043	3,800	2,194	1,474	2,071	12,744	9,853
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.91	$12.34	$11.99	$11.28	$10.99					
Value at end of period	$12.48	$11.91	$12.34	$11.99	$11.28					
Number of accumulation units outstanding at end of period	0	0	0	0	542					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.04	$18.42	$15.93	$16.56	$13.27					
Value at end of period	$26.86	$24.04	$18.42	$15.93	$16.56					
Number of accumulation units outstanding at end of period	1,306	1,295	1,340	152	232					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$25.76	$18.67	$15.71	$15.46	$12.30	$9.16	$15.69	$14.89	$13.00	$11.72
Value at end of period	$26.70	$25.76	$18.67	$15.71	$15.46	$12.30	$9.16	$15.69	$14.89	$13.00
Number of accumulation units outstanding at end of period	1,960	9,498	12,806	20,623	23,954	29,636	16,872	15,277	4,320	3,868
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.32	$13.15	$11.47	$10.55	$8.31	$6.16	$10.09	$10.41		
Value at end of period	$17.17	$13.32	$13.15	$11.47	$10.55	$8.31	$6.16	$10.09		
Number of accumulation units outstanding at end of period	1,718	355	5,242	2,858	2,207	29,563	20,826	17,690		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$15.65	$11.69	$10.48	$11.07	$9.94	$7.60	$12.59	$12.44		
Value at end of period	$17.54	$15.65	$11.69	$10.48	$11.07	$9.94	$7.60	$12.59		
Number of accumulation units outstanding at end of period	0	0	2,140	6,047	16,514	11,742	7,735	6,461		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$15.93	$11.46	$10.10	$10.44	$8.39	$5.64				
Value at end of period	$16.51	$15.93	$11.46	$10.10	$10.44	$8.39				
Number of accumulation units outstanding at end of period	0	0	0	1,620	1,440	509				
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$21.67	$16.04	$14.09	$15.94	$12.50	$9.05	$14.97	$14.46		
Value at end of period	$22.81	$21.67	$16.04	$14.09	$15.94	$12.50	$9.05	$14.97		
Number of accumulation units outstanding at end of period	4,966	2,396	5,195	2,929	26,531	33,123	23,188	29,807		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$18.37	$13.69	$11.62	$11.94	$10.44	$7.12				
Value at end of period	$19.91	$18.37	$13.69	$11.62	$11.94	$10.44				
Number of accumulation units outstanding at end of period	0	539	534	73	49	22				
VY® INVESCO GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.93	$12.74	$11.20	$11.54	$9.93					
Value at end of period	$18.50	$16.93	$12.74	$11.20	$11.54					
Number of accumulation units outstanding at end of period	0	0	12,106	10,285	8,551					
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.93	$14.89	$12.60	$15.53	$13.00	$7.64	$15.79	$15.85		
Value at end of period	$13.95	$13.93	$14.89	$12.60	$15.53	$13.00	$7.64	$15.79		
Number of accumulation units outstanding at end of period	192	147	187	0	1,838	1,718	1,544	1,382		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$23.77	$18.19	$15.25	$15.08	$12.34	$9.89	$14.86	$14.62	$12.62	$11.71
Value at end of period	$27.15	$23.77	$18.19	$15.25	$15.08	$12.34	$9.89	$14.86	$14.62	$12.62
Number of accumulation units outstanding at end of period	0	0	276	8,209	7,854	13,638	5,481	4,772	0	1,857
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$21.04	$15.25	$12.95	$13.22	$10.71					
Value at end of period	$22.62	$21.04	$15.25	$12.95	$13.22					
Number of accumulation units outstanding at end of period	0	0	15,748	12,628	8,976					
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.83	$14.94	$12.39	$13.61	$11.83	$8.55	$14.46	$13.69	$11.71	$9.99
Value at end of period	$19.09	$18.83	$14.94	$12.39	$13.61	$11.83	$8.55	$14.46	$13.69	$11.71
Number of accumulation units outstanding at end of period	2,845	3,311	25,623	8,985	6,702	12,492	10,563	14,378	473	5,573
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$19.21	$17.25	$14.99	$15.24	$13.32					
Value at end of period	$19.10	$19.21	$17.25	$14.99	$15.24					
Number of accumulation units outstanding at end of period	0	85	12,547	3,360	3,074					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$19.60	$16.16	$14.22	$13.93	$12.31	$9.31	$12.93	$12.48	$12.47	
Value at end of period	$21.82	$19.60	$16.16	$14.22	$13.93	$12.31	$9.31	$12.93	$12.48	
Number of accumulation units outstanding at end of period	122,555	131,531	20,549	78,163	34,176	15,456	6,779	7,245	474	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$18.70	$17.80								
Value at end of period	$20.78	$18.70								
Number of accumulation units outstanding at end of period	3,006	1,536								
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$20.82	$15.55	$13.51	$14.15	$11.11	$7.66	$13.59	$12.11	$11.18	$10.86
Value at end of period	$23.09	$20.82	$15.55	$13.51	$14.15	$11.11	$7.66	$13.59	$12.11	$11.18
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,260
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$18.61	$14.45	$12.42	$12.63	$11.07	$8.92	$13.98	$13.84		
Value at end of period	$19.84	$18.61	$14.45	$12.42	$12.63	$11.07	$8.92	$13.98		
Number of accumulation units outstanding at end of period	24	2,237	2,051	1,538	5,251	14,311	10,529	14,374		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.65	$14.96	$12.70	$12.95	$10.84					
Value at end of period	$22.25	$20.65	$14.96	$12.70	$12.95					
Number of accumulation units outstanding at end of period	2,716	0	10,041	9,754	8,719					
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$16.53	$14.06								
Value at end of period	$16.22	$16.53								
Number of accumulation units outstanding at end of period	1,059	971								
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.28									
Value at end of period	$12.14									
Number of accumulation units outstanding at end of period	1,299									
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.97	$16.15	$13.35	$14.24	$13.30	$10.10	$16.87	$17.15		
Value at end of period	$20.26	$20.97	$16.15	$13.35	$14.24	$13.30	$10.10	$16.87		
Number of accumulation units outstanding at end of period	1,774	1,774	13,123	1,149	1,516	0	1,748	1,161		
WANGER SELECT										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$17.15	$12.86	$11.58							
Value at end of period	$17.54	$17.15	$12.86							
Number of accumulation units outstanding at end of period	0	0	9,703							
WANGER USA										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.66	$18.59	$15.62	$16.33	$12.50					
Value at end of period	$25.62	$24.66	$18.59	$15.62	$16.33					
Number of accumulation units outstanding at end of period	2,123	2,070	0	0	163					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.87	$13.68	$12.29	$11.59	$10.33	$8.77	$13.23	$12.85	$11.00	$10.73
Value at end of period	$19.68	$17.87	$13.68	$12.29	$11.59	$10.33	$8.77	$13.23	$12.85	$11.00
Number of accumulation units outstanding at end of period	0	0	289	28,995	71,517	43,730	79,788	91,793	72,170	24,537

CFI 110

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$22.01	$16.09	$14.31	$14.76	$12.14	$9.44	$13.95	$15.32	$12.73	$11.63
Value at end of period	$23.42	$22.01	$16.09	$14.31	$14.76	$12.14	$9.44	$13.95	$15.32	$12.73
Number of accumulation units outstanding at end of period	0	0	19	8,345	383	120	134	4,639	0	2,659

TABLE 15
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.93									
Value at end of period	$20.59									
Number of accumulation units outstanding at end of period	20,123									
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$17.14	$12.88	$11.06	$10.57	$9.43	$7.87	$11.85			
Value at end of period	$18.49	$17.14	$12.88	$11.06	$10.57	$9.43	$7.87			
Number of accumulation units outstanding at end of period	0	0	0	4,972	4,034	2,528	62			
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
Value at beginning of period	$25.91	$19.87	$18.17	$17.96	$14.51	$11.81	$16.21	$15.41	$13.12	$12.00
Value at end of period	$26.08	$25.91	$19.87	$18.17	$17.96	$14.51	$11.81	$16.21	$15.41	$13.12
Number of accumulation units outstanding at end of period	0	0	154	172	459	1,416	570	0	0	2,632
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.39	$15.11	$13.72	$14.11	$11.75					
Value at end of period	$20.77	$18.39	$15.11	$13.72	$14.11					
Number of accumulation units outstanding at end of period	3,385	2,827	2,354	0	801					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$18.85	$14.67	$13.50	$13.37	$11.55					
Value at end of period	$20.37	$18.85	$14.67	$13.50	$13.37					
Number of accumulation units outstanding at end of period	26,662	774	577	0	607					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.40	$14.44	$12.78	$12.43	$11.11	$9.27	$12.60	$11.95	$10.80	$10.57
Value at end of period	$18.75	$17.40	$14.44	$12.78	$12.43	$11.11	$9.27	$12.60	$11.95	$10.80
Number of accumulation units outstanding at end of period	46,390	46,527	12,134	27,911	28,304	29,987	28,336	3	20,393	53,263
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$11.87	$13.20	$12.50	$11.18	$10.86					
Value at end of period	$12.06	$11.87	$13.20	$12.50	$11.18					
Number of accumulation units outstanding at end of period	12,457	12,554	11,011	0	4,167					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.88	$14.43	$12.22	$13.33	$11.26	$6.98	$11.91	$12.21	$11.12	$10.92
Value at end of period	$22.35	$20.88	$14.43	$12.22	$13.33	$11.26	$6.98	$11.91	$12.21	$11.12
Number of accumulation units outstanding at end of period	0	0	0	12,729	11,001	12,928	9,780	0	18,088	10,216

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$19.19	$13.41	$11.26	$12.83	$10.30	$6.37	$12.43	$12.78	$11.71	$12.04
Value at end of period	$21.07	$19.19	$13.41	$11.26	$12.83	$10.30	$6.37	$12.43	$12.78	$11.71
Number of accumulation units outstanding at end of period	26,285	27,736	9,897	21,623	27,855	27,410	24,153	261	7,302	4,246
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.73	$15.91	$15.91							
Value at end of period	$19.36	$19.73	$15.91							
Number of accumulation units outstanding at end of period	0	65	11							
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$16.93	$13.72	$12.36	$11.80	$10.12					
Value at end of period	$18.32	$16.93	$13.72	$12.36	$11.80					
Number of accumulation units outstanding at end of period	5,084	2,038	1,647	20,378	15,479					
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$23.07	$17.44	$15.53	$15.75	$12.65					
Value at end of period	$24.35	$23.07	$17.44	$15.53	$15.75					
Number of accumulation units outstanding at end of period	221	221	0	2,492	2,010					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.26	$14.77	$12.52	$13.68	$11.88					
Value at end of period	$18.80	$18.26	$14.77	$12.52	$13.68					
Number of accumulation units outstanding at end of period	67	506	1,505	6,860	4,176					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.80	$14.53	$12.47	$13.49						
Value at end of period	$18.73	$18.80	$14.53	$12.47						
Number of accumulation units outstanding at end of period	38	2,804	2,471	2,644						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.51	$9.61	$8.43	$8.98	$7.80	$5.76				
Value at end of period	$13.89	$12.51	$9.61	$8.43	$8.98	$7.80				
Number of accumulation units outstanding at end of period	0	0	0	0	7,627	2,090				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09	$6.53			
Value at end of period	$15.84	$14.27	$10.66	$9.23	$9.73	$7.99	$6.09			
Number of accumulation units outstanding at end of period	0	674	782	6,294	6,274	13,867	54			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$20.18	$15.30	$14.41							
Value at end of period	$21.15	$20.18	$15.30							
Number of accumulation units outstanding at end of period	0	7	1							
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.64	$11.73	$9.81	$12.00						
Value at end of period	$14.48	$14.64	$11.73	$9.81						
Number of accumulation units outstanding at end of period	0	0	0	41						

CFI 112

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
DODGE & COX STOCK FUND										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$20.03									
Value at end of period	$20.03									
Number of accumulation units outstanding at end of period	989									
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.48	$14.42	$14.42							
Value at end of period	$20.31	$18.48	$14.42							
Number of accumulation units outstanding at end of period	22	365	159							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.74	$17.44	$14.77	$17.26	$15.94	$11.57	$19.66	$16.69	$13.84	$11.55
Value at end of period	$20.00	$20.74	$17.44	$14.77	$17.26	$15.94	$11.57	$19.66	$16.69	$13.84
Number of accumulation units outstanding at end of period	32,474	31,948	26,307	53,034	69,479	69,889	70,565	16,168	37,354	22,318
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$18.08	$13.77	$11.99	$12.58						
Value at end of period	$19.58	$18.08	$13.77	$11.99						
Number of accumulation units outstanding at end of period	0	1,873	3,957	4,564						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.59	$16.63	$14.44	$14.98	$12.92	$9.62	$16.93	$14.56	$13.17	$11.39
Value at end of period	$23.90	$21.59	$16.63	$14.44	$14.98	$12.92	$9.62	$16.93	$14.56	$13.17
Number of accumulation units outstanding at end of period	83,551	69,413	45,231	55,949	60,538	79,465	49,359	27,835	36,984	3,773
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.64	$13.13	$11.32	$11.33	$9.95	$7.73	$13.62	$13.86		
Value at end of period	$17.89	$16.64	$13.13	$11.32	$11.33	$9.95	$7.73	$13.62		
Number of accumulation units outstanding at end of period	14,568	14,381	16,075	6,883	11,880	17,034	8,676	179		
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$16.88	$12.52	$12.52							
Value at end of period	$18.58	$16.88	$12.52							
Number of accumulation units outstanding at end of period	420	383	356							
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$22.78	$18.35	$16.34	$16.99	$15.44	$12.88	$17.75	$16.14	$14.88	
Value at end of period	$23.70	$22.78	$18.35	$16.34	$16.99	$15.44	$12.88	$17.75	$16.14	
Number of accumulation units outstanding at end of period	20,197	21,493	8,847	9,869	7,549	12,207	11,046	75	175	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$24.06	$17.82	$15.19	$15.92	$12.53	$9.79	$14.75	$15.24	$14.10	
Value at end of period	$23.98	$24.06	$17.82	$15.19	$15.92	$12.53	$9.79	$14.75	$15.24	
Number of accumulation units outstanding at end of period	2,578	2,393	5,876	18,361	20,132	18,203	15,805	1,497	1,093	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$20.61	$15.01	$13.67	$14.51	$11.40	$8.03	$14.10	$12.74	$11.96	$10.91
Value at end of period	$21.97	$20.61	$15.01	$13.67	$14.51	$11.40	$8.03	$14.10	$12.74	$11.96
Number of accumulation units outstanding at end of period	10	4,376	4,016	1,531	1	2,627	4,997	2,458	371	0
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.34	$10.25	$8.84	$9.10	$8.06	$6.08				
Value at end of period	$14.38	$13.34	$10.25	$8.84	$9.10	$8.06				
Number of accumulation units outstanding at end of period	813	1,476	2,882	4,191	5,284	6,503				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$57.44	$40.64	$33.94	$32.86	$31.67	$25.07	$35.30	$31.96	$30.92	$29.06
Value at end of period	$68.54	$57.44	$40.64	$33.94	$32.86	$31.67	$25.07	$35.30	$31.96	$30.92
Number of accumulation units outstanding at end of period	0	0	149	149	0	0	0	0	1,060	866
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.10	$14.91	$13.62	$14.65	$13.14	$10.18	$14.15	$12.98	$12.36	
Value at end of period	$19.79	$19.10	$14.91	$13.62	$14.65	$13.14	$10.18	$14.15	$12.98	
Number of accumulation units outstanding at end of period	2	0	0	2,024	1,784	3,563	18	0	668	
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$10.78	$11.13	$10.61	$9.88						
Value at end of period	$11.34	$10.78	$11.13	$10.61						
Number of accumulation units outstanding at end of period	0	998	2	176						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$24.14	$15.49	$14.16	$14.53	$11.31					
Value at end of period	$24.70	$24.14	$15.49	$14.16	$14.53					
Number of accumulation units outstanding at end of period	0	0	0	67	53					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$18.65	$14.44	$12.73	$13.37	$10.75	$8.56	$14.26	$14.31	$12.85	$11.96
Value at end of period	$20.63	$18.65	$14.44	$12.73	$13.37	$10.75	$8.56	$14.26	$14.31	$12.85
Number of accumulation units outstanding at end of period	0	0	6,571	20,653	11,713	16,995	3,775	0	3,868	1,952
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$26.13	$19.72	$18.00	$19.04	$15.22	$11.83	$17.31	$15.82	$13.26	$11.81
Value at end of period	$26.39	$26.13	$19.72	$18.00	$19.04	$15.22	$11.83	$17.31	$15.82	$13.26
Number of accumulation units outstanding at end of period	9,073	9,375	2,765	3,338	55	0	2,955	0	10,316	4,597
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$18.80	$14.59	$12.60	$12.55	$11.10	$10.63				
Value at end of period	$20.77	$18.80	$14.59	$12.60	$12.55	$11.10				
Number of accumulation units outstanding at end of period	102	95	101	1,114	1,178	871				
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.35									
Value at end of period	$17.59									
Number of accumulation units outstanding at end of period	19,641									
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.53	$11.38	$10.38	$10.82	$8.92	$6.91	$10.27			
Value at end of period	$16.95	$15.53	$11.38	$10.38	$10.82	$8.92	$6.91			
Number of accumulation units outstanding at end of period	191	1,796	13,536	26,073	31,454	33,871	35,500			
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.39	$17.04	$14.25	$15.59	$13.97	$10.27	$16.69	$14.54	$12.26	$11.13
Value at end of period	$21.85	$21.39	$17.04	$14.25	$15.59	$13.97	$10.27	$16.69	$14.54	$12.26
Number of accumulation units outstanding at end of period	4,027	3,997	2,546	15,515	12,167	22,293	12,105	2,041	6	11,763
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$14.96	$11.68	$10.37	$10.63	$9.83	$6.91	$12.88	$11.43	$10.72	$10.33
Value at end of period	$17.06	$14.96	$11.68	$10.37	$10.63	$9.83	$6.91	$12.88	$11.43	$10.72
Number of accumulation units outstanding at end of period	0	0	0	29,376	23,823	19,014	0	0	2,902	0

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$36.57	$34.06	$28.44	$35.03	$27.84	$15.46	$30.01	$22.62	$18.23	$16.87
Value at end of period	$34.50	$36.57	$34.06	$28.44	$35.03	$27.84	$15.46	$30.01	$22.62	$18.23
Number of accumulation units outstanding at end of period	646	1,721	7,278	10,571	3,498	0	4,926	0	1,773	737
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$20.32	$16.14	$13.46	$14.84	$12.93	$9.36	$13.49			
Value at end of period	$20.56	$20.32	$16.14	$13.46	$14.84	$12.93	$9.36			
Number of accumulation units outstanding at end of period	0	0	0	0	0	81	40			
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$11.09	$10.80								
Value at end of period	$11.02	$11.09								
Number of accumulation units outstanding at end of period	679	905								
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$15.62	$13.55	$12.29	$12.63	$11.39	$9.47	$13.79	$12.72	$11.59	$11.10
Value at end of period	$16.72	$15.62	$13.55	$12.29	$12.63	$11.39	$9.47	$13.79	$12.72	$11.59
Number of accumulation units outstanding at end of period	3,769	4,353	2,564	1,391	5,446	0	473	44	14,447	1,797
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.95	$15.51	$14.40	$13.02	$12.15	$10.37	$10.26			
Value at end of period	$14.24	$13.95	$15.51	$14.40	$13.02	$12.15	$10.37			
Number of accumulation units outstanding at end of period	248	284	1,651	7,084	5,055	14,834	167			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$8.52	$8.78	$7.93	$10.46	$9.12	$5.28	$5.37			
Value at end of period	$7.37	$8.52	$8.78	$7.93	$10.46	$9.12	$5.28			
Number of accumulation units outstanding at end of period	0	0	170	170	1,300	1,658	19			
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$17.75	$15.95	$14.00	$14.38	$12.34	$7.68	$12.30	$11.61	$10.60	$10.54
Value at end of period	$17.57	$17.75	$15.95	$14.00	$14.38	$12.34	$7.68	$12.30	$11.61	$10.60
Number of accumulation units outstanding at end of period	19,640	7,214	5,152	9,681	8,815	17,503	19,748	5,404	15,382	1,647
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$22.78	$17.52	$14.83	$15.77	$13.71	$9.45	$14.62	$14.70	$12.37	$11.62
Value at end of period	$24.90	$22.78	$17.52	$14.83	$15.77	$13.71	$9.45	$14.62	$14.70	$12.37
Number of accumulation units outstanding at end of period	15,588	15,630	186	0	0	0	231	0	1,707	13,005
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.91	$15.01	$12.77	$16.22						
Value at end of period	$16.72	$18.91	$15.01	$12.77						
Number of accumulation units outstanding at end of period	300	253	202	47						
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.64	$14.82	$12.42	$13.18	$11.86	$8.90	$14.76	$13.44	$12.23	$10.82
Value at end of period	$21.25	$19.64	$14.82	$12.42	$13.18	$11.86	$8.90	$14.76	$13.44	$12.23
Number of accumulation units outstanding at end of period	84,025	81,057	44,445	105,483	105,830	104,300	88,105	11,255	42,716	45,921
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$17.94	$15.34	$13.85	$13.25	$11.96	$9.71	$13.81	$13.45	$11.69	
Value at end of period	$19.24	$17.94	$15.34	$13.85	$13.25	$11.96	$9.71	$13.81	$13.45	
Number of accumulation units outstanding at end of period	4,575	10,383	9,500	10,676	10,360	21,889	26,112	123	9,493	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$19.73	$15.37	$13.73	$12.61	$11.14	$9.67	$13.07			
Value at end of period	$21.69	$19.73	$15.37	$13.73	$12.61	$11.14	$9.67			
Number of accumulation units outstanding at end of period	0	0	5,472	11,853	9,561	3,394	3,616			
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$22.86	$15.80	$13.96	$13.96	$10.73	$7.80	$11.47			
Value at end of period	$23.33	$22.86	$15.80	$13.96	$13.96	$10.73	$7.80			
Number of accumulation units outstanding at end of period	0	0	647	342	251	0	72			
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.81	$15.21	$14.19	$13.84	$12.96	$11.59	$11.69	$10.76	$10.42	$10.28
Value at end of period	$15.47	$14.81	$15.21	$14.19	$13.84	$12.96	$11.59	$11.69	$10.76	$10.42
Number of accumulation units outstanding at end of period	36,909	41,819	27,348	42,505	50,156	58,741	22,598	14,312	38,339	14,979
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.17	$13.12	$11.66	$11.92	$10.55	$8.93	$12.54	$12.04		
Value at end of period	$15.96	$15.17	$13.12	$11.66	$11.92	$10.55	$8.93	$12.54		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	27	12,528		
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.74	$17.54	$15.03	$15.20	$13.60	$10.47				
Value at end of period	$24.79	$22.74	$17.54	$15.03	$15.20	$13.60				
Number of accumulation units outstanding at end of period	0	0	0	0	0	562				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.54	$13.19	$13.19							
Value at end of period	$12.47	$12.54	$13.19							
Number of accumulation units outstanding at end of period	110	1,398	1,129							
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$19.12	$18.58	$14.94	$16.31						
Value at end of period	$21.57	$19.12	$18.58	$14.94						
Number of accumulation units outstanding at end of period	0	792	731	636						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$14.58	$12.94	$13.43	$14.90	$12.90					
Value at end of period	$12.76	$14.58	$12.94	$13.43	$14.90					
Number of accumulation units outstanding at end of period	7,008	8,108	7,500	2,137	2,551					
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.96	$14.32	$14.02	$13.14	$12.46	$11.95	$11.26	$10.72	$10.35	$10.17
Value at end of period	$14.54	$13.96	$14.32	$14.02	$13.14	$12.46	$11.95	$11.26	$10.72	$10.35
Number of accumulation units outstanding at end of period	20,704	21,398	3,322	95,997	88,514	91,262	82,302	0	1,148	7,970
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.16	$16.37	$14.47	$13.97	$12.33	$8.32	$10.37			
Value at end of period	$17.22	$17.16	$16.37	$14.47	$13.97	$12.33	$8.32			
Number of accumulation units outstanding at end of period	3,750	2,972	6,205	0	780	9,052	7,270			
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$16.56	$12.59	$11.13	$11.26	$9.99	$8.20	$13.20	$12.71	$11.21	$10.72
Value at end of period	$18.65	$16.56	$12.59	$11.13	$11.26	$9.99	$8.20	$13.20	$12.71	$11.21
Number of accumulation units outstanding at end of period	3,987	3,919	4,381	6,687	6,348	10,926	8,952	9,807	12,615	5,769

CFI 116

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$20.61	$15.48	$13.30	$13.61	$11.28	$8.66	$14.03	$13.44	$12.42	$12.45
Value at end of period	$22.33	$20.61	$15.48	$13.30	$13.61	$11.28	$8.66	$14.03	$13.44	$12.42
Number of accumulation units outstanding at end of period	7,679	8,101	9,777	10,876	14,369	17,116	13,959	2,418	4,335	2,219
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$19.85	$14.06	$12.65	$12.89	$10.61	$8.59	$13.08	$14.10	$12.52	$11.74
Value at end of period	$20.70	$19.85	$14.06	$12.65	$12.89	$10.61	$8.59	$13.08	$14.10	$12.52
Number of accumulation units outstanding at end of period	9,935	9,404	1,611	1,391	1,934	1,670	1,014	1,744	27,055	23,924
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.15	$12.09	$11.06	$11.06	$10.20					
Value at end of period	$13.79	$13.15	$12.09	$11.06	$11.06					
Number of accumulation units outstanding at end of period	203	97	18	2,855	2,182					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.63	$12.61	$11.25	$11.52	$10.94					
Value at end of period	$15.33	$14.63	$12.61	$11.25	$11.52					
Number of accumulation units outstanding at end of period	453	24,697	28,319	82,394	47,984					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.53	$12.85	$11.25	$11.73	$11.08					
Value at end of period	$16.32	$15.53	$12.85	$11.25	$11.73					
Number of accumulation units outstanding at end of period	667	18,927	18,978	59,368	31,380					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.02	$13.03	$11.34	$11.94	$11.23					
Value at end of period	$16.86	$16.02	$13.03	$11.34	$11.94					
Number of accumulation units outstanding at end of period	1,164	15,322	12,884	43,502	23,092					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.48	$12.58	$10.95	$11.94						
Value at end of period	$16.32	$15.48	$12.58	$10.95						
Number of accumulation units outstanding at end of period	1,720	4,611	3,212	2,791						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$12.60	$11.79	$10.95	$10.76	$10.23					
Value at end of period	$13.24	$12.60	$11.79	$10.95	$10.76					
Number of accumulation units outstanding at end of period	665	479	1	9,933	8,728					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$14.09	$14.29	$13.22	$12.36	$11.35	$10.13	$11.34	$10.80	$10.47	$10.26
Value at end of period	$14.90	$14.09	$14.29	$13.22	$12.36	$11.35	$10.13	$11.34	$10.80	$10.47
Number of accumulation units outstanding at end of period	6,117	4,558	3,645	17,936	18,258	15,215	5,022	4,485	17,519	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$14.02	$14.18	$13.10	$12.31	$11.33	$10.26	$11.33	$10.80	$10.48	$10.27
Value at end of period	$14.80	$14.02	$14.18	$13.10	$12.31	$11.33	$10.26	$11.33	$10.80	$10.48
Number of accumulation units outstanding at end of period	20,487	22,265	32,554	21,414	23,514	22,520	62,189	8,050	92,040	91,638
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.87	$8.21	$6.98	$8.02	$7.01					
Value at end of period	$9.20	$9.87	$8.21	$6.98	$8.02					
Number of accumulation units outstanding at end of period	5,959	13,322	13,310	1,990	1,959					

CFI 117

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$15.98	$13.28	$11.22	$13.28	$13.05	$10.33	$18.18	$16.14	$12.55	$11.20
Value at end of period	$15.09	$15.98	$13.28	$11.22	$13.28	$13.05	$10.33	$18.18	$16.14	$12.55
Number of accumulation units outstanding at end of period	0	0	0	7,370	6,468	4,429	0	0	5,066	2,014
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.59									
Value at end of period	$17.65									
Number of accumulation units outstanding at end of period	4,529									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.61	$9.74	$8.58	$8.38	$7.09	$6.36	$9.20	$9.37		
Value at end of period	$13.74	$12.61	$9.74	$8.58	$8.38	$7.09	$6.36	$9.20		
Number of accumulation units outstanding at end of period	2,101	4,267	14,584	38,391	10,528	6,124	10,919	76		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.59	$9.72	$8.56	$8.51						
Value at end of period	$13.71	$12.59	$9.72	$8.56						
Number of accumulation units outstanding at end of period	5,771	4,253	0	3,388						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.20	$10.19								
Value at end of period	$13.17	$12.20								
Number of accumulation units outstanding at end of period	13,201	12,159								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$10.52	$10.65	$10.77	$10.90	$11.01	$11.10	$10.95	$10.88		
Value at end of period	$10.40	$10.52	$10.65	$10.77	$10.90	$11.01	$11.10	$10.95		
Number of accumulation units outstanding at end of period	8,933	9,567	73	1,393	4,139	2,594	6,640	21,834		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$21.15	$16.57	$13.89	$16.98	$13.73	$9.51	$16.83			
Value at end of period	$19.72	$21.15	$16.57	$13.89	$16.98	$13.73	$9.51			
Number of accumulation units outstanding at end of period	1,161	1,133	1,109	312	355	5,948	4,521			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$13.91	$10.76	$9.84	$10.39	$9.04	$7.34	$10.58			
Value at end of period	$15.87	$13.91	$10.76	$9.84	$10.39	$9.04	$7.34			
Number of accumulation units outstanding at end of period	0	0	38	226	773	10,489	8,557			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.86	$10.73	$9.80	$10.35	$9.01	$7.50				
Value at end of period	$15.81	$13.86	$10.73	$9.80	$10.35	$9.01				
Number of accumulation units outstanding at end of period	902	853	52	2,873	3,717	3,180				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$20.93	$20.71	$18.09	$16.66	$13.17	$10.23	$15.89	$19.17	$14.19	$12.73
Value at end of period	$27.06	$20.93	$20.71	$18.09	$16.66	$13.17	$10.23	$15.89	$19.17	$14.19
Number of accumulation units outstanding at end of period	10,163	12,835	1,597	225	183	8	6,290	1,323	4,998	1,075
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$21.50	$16.44	$14.49	$14.04	$11.91					
Value at end of period	$24.07	$21.50	$16.44	$14.49	$14.04					
Number of accumulation units outstanding at end of period	6,270	6,318	6,053	4,970	499					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.83	$10.57	$9.23	$9.09	$8.18	$6.94				
Value at end of period	$15.46	$13.83	$10.57	$9.23	$9.09	$8.18				
Number of accumulation units outstanding at end of period	420	1,452	3,563	8,797	7,790	2,446				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.29	$11.50	$9.92	$10.21	$7.87					
Value at end of period	$17.07	$15.29	$11.50	$9.92	$10.21					
Number of accumulation units outstanding at end of period	6,604	7,882	7,448	2,592	1,161					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$16.44	$11.96	$10.41	$10.94	$8.23					
Value at end of period	$17.09	$16.44	$11.96	$10.41	$10.94					
Number of accumulation units outstanding at end of period	4,015	5,597	5,095	456	2,062					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$26.61	$19.30	$16.91	$17.26						
Value at end of period	$27.85	$26.61	$19.30	$16.91						
Number of accumulation units outstanding at end of period	0	5	522	455						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$23.84	$17.43	$15.33	$15.83	$12.81	$10.12	$9.46			
Value at end of period	$25.22	$23.84	$17.43	$15.33	$15.83	$12.81	$10.12			
Number of accumulation units outstanding at end of period	0	4,729	8,196	3,247	3,313	3,288	790			
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.36	$12.35	$11.18	$11.35	$10.80					
Value at end of period	$14.01	$13.36	$12.35	$11.18	$11.35					
Number of accumulation units outstanding at end of period	37,800	165,181	164,807	96,050	101,897					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.73	$12.78	$11.36	$11.82	$11.05					
Value at end of period	$15.42	$14.73	$12.78	$11.36	$11.82					
Number of accumulation units outstanding at end of period	63,796	123,246	149,281	129,882	134,925					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.48	$12.98	$11.37	$12.02	$11.21					
Value at end of period	$16.22	$15.48	$12.98	$11.37	$12.02					
Number of accumulation units outstanding at end of period	114,700	207,468	147,368	60,721	63,271					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.99	$13.07	$11.41	$12.14	$11.26					
Value at end of period	$16.82	$15.99	$13.07	$11.41	$12.14					
Number of accumulation units outstanding at end of period	48,354	74,834	60,475	31,935	34,383					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.25	$12.45	$10.87	$11.55	$11.31					
Value at end of period	$16.07	$15.25	$12.45	$10.87	$11.55					
Number of accumulation units outstanding at end of period	1,686	2,759	1,936	253	8					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.65	$11.92	$10.95	$11.00	$10.50					
Value at end of period	$13.26	$12.65	$11.92	$10.95	$11.00					
Number of accumulation units outstanding at end of period	16,449	18,779	6,600	20,171	19,854					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.91	$13.42	$12.05	$11.94	$10.84	$9.27	$12.24	$11.67	$10.86	$10.54
Value at end of period	$15.77	$14.91	$13.42	$12.05	$11.94	$10.84	$9.27	$12.24	$11.67	$10.86
Number of accumulation units outstanding at end of period	6,607	11,930	9,757	55,845	38,429	36,010	26	33	130,558	132,088
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.76	$12.99	$11.39	$11.83	$10.56	$8.50	$13.41	$12.88	$11.47	$10.89
Value at end of period	$16.66	$15.76	$12.99	$11.39	$11.83	$10.56	$8.50	$13.41	$12.88	$11.47
Number of accumulation units outstanding at end of period	8,272	8,244	8,917	90,214	57,450	45,694	805	315	15,014	6,766
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.26	$13.20	$11.72	$11.89	$10.70	$8.86	$12.85	$12.29	$11.15	$10.74
Value at end of period	$16.14	$15.26	$13.20	$11.72	$11.89	$10.70	$8.86	$12.85	$12.29	$11.15
Number of accumulation units outstanding at end of period	15,745	19,482	20,147	81,090	59,380	52,439	22,936	6,055	57,010	73,151
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$11.88	$12.31	$11.96	$11.27	$10.71	$10.75				
Value at end of period	$12.44	$11.88	$12.31	$11.96	$11.27	$10.71				
Number of accumulation units outstanding at end of period	0	981	896	5,287	4,904	2,916				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$23.92	$18.34	$15.87	$16.50	$13.62	$10.11	$13.86	$14.38	$13.52	
Value at end of period	$26.71	$23.92	$18.34	$15.87	$16.50	$13.62	$10.11	$13.86	$14.38	
Number of accumulation units outstanding at end of period	945	812	1	3,276	2,684	14,416	7,526	5,158	4,376	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$25.63	$18.59	$15.64	$15.41	$12.27	$9.14	$15.66	$14.87	$12.99	$12.18
Value at end of period	$26.56	$25.63	$18.59	$15.64	$15.41	$12.27	$9.14	$15.66	$14.87	$12.99
Number of accumulation units outstanding at end of period	9,449	13,800	11,381	26,240	36,051	57,261	40,244	7,883	15,352	2,239
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$13.27	$13.10	$11.43	$10.53	$8.29	$6.15	$10.08	$12.34	$11.39	
Value at end of period	$17.09	$13.27	$13.10	$11.43	$10.53	$8.29	$6.15	$10.08	$12.34	
Number of accumulation units outstanding at end of period	2,798	4,741	9,546	13,147	9,911	5,284	6,696	0	263	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$15.58	$11.64	$10.44	$11.03	$9.91	$7.59	$12.57	$12.15	$11.12	
Value at end of period	$17.45	$15.58	$11.64	$10.44	$11.03	$9.91	$7.59	$12.57	$12.15	
Number of accumulation units outstanding at end of period	3,791	6,849	3,722	1,589	600	4,873	0	0	4,484	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.87	$11.42	$10.07	$10.42	$8.65					
Value at end of period	$16.44	$15.87	$11.42	$10.07	$10.42					
Number of accumulation units outstanding at end of period	1,772	2,692	0	0	1,438					
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$21.58	$15.98	$14.05	$15.89	$12.47	$9.03	$14.95	$13.17	$11.86	$11.64
Value at end of period	$22.70	$21.58	$15.98	$14.05	$15.89	$12.47	$9.03	$14.95	$13.17	$11.86
Number of accumulation units outstanding at end of period	8,861	7,765	5,430	21,565	23,421	45,077	36,406	13,050	5,471	975

CFI 120

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$18.28	$13.63	$11.57	$11.90	$10.41	$8.16	$12.93	$13.32	$11.58	$11.27
Value at end of period	$19.81	$18.28	$13.63	$11.57	$11.90	$10.41	$8.16	$12.93	$13.32	$11.58
Number of accumulation units outstanding at end of period	7,218	8,746	2,274	2,691	10,209	22,303	20,107	16,764	85,103	77,648
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.43									
Value at end of period	$10.61									
Number of accumulation units outstanding at end of period	45,087									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.88	$14.84	$12.56	$15.49	$12.98	$7.63	$13.08			
Value at end of period	$13.89	$13.88	$14.84	$12.56	$15.49	$12.98	$7.63			
Number of accumulation units outstanding at end of period	9,733	8,711	7,893	718	4,647	11,383	8,095			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$23.65	$18.10	$15.19	$15.02	$12.30	$9.86	$14.83	$14.59	$13.05	
Value at end of period	$27.00	$23.65	$18.10	$15.19	$15.02	$12.30	$9.86	$14.83	$14.59	
Number of accumulation units outstanding at end of period	7,983	9,963	4,585	3,548	8,748	14,080	9,340	2,322	481	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$20.99	$15.23	$12.94	$13.61						
Value at end of period	$22.57	$20.99	$15.23	$12.94						
Number of accumulation units outstanding at end of period	0	83	561	497						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.74	$14.88	$12.35	$13.57	$11.80	$8.54	$14.44	$13.68	$11.70	$9.99
Value at end of period	$19.00	$18.74	$14.88	$12.35	$13.57	$11.80	$8.54	$14.44	$13.68	$11.70
Number of accumulation units outstanding at end of period	10,512	10,352	6,487	14,243	10,477	42,753	23,960	17,786	37,600	23,035
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$19.14	$17.20	$14.95	$15.20	$12.89	$7.79	$11.14	$10.60	$10.25	
Value at end of period	$19.02	$19.14	$17.20	$14.95	$15.20	$12.89	$7.79	$11.14	$10.60	
Number of accumulation units outstanding at end of period	0	2,183	2,873	11,374	7,779	964	4	0	194	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	$10.95
Value at end of period	$21.71	$19.52	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97
Number of accumulation units outstanding at end of period	15,314	61,326	156,839	136,057	39,439	45,970	30,306	7,410	15,682	2,358
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$18.63	$13.88	$12.03	$12.59	$9.86	$6.78	$12.01	$10.67	$10.20	
Value at end of period	$20.69	$18.63	$13.88	$12.03	$12.59	$9.86	$6.78	$12.01	$10.67	
Number of accumulation units outstanding at end of period	35	35	1,069	768	54	0	597	2,646	6	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$20.71	$15.48	$13.45	$14.10	$11.08	$7.64	$13.57	$12.09	$11.17	$10.11
Value at end of period	$22.96	$20.71	$15.48	$13.45	$14.10	$11.08	$7.64	$13.57	$12.09	$11.17
Number of accumulation units outstanding at end of period	33	101	109	114	114	0	0	0	10,118	7,294

CFI 121

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S) (Funds were first received in this option during November 2005)										
Value at beginning of period	$18.51	$14.39	$12.37	$12.58	$11.03	$8.90	$13.95	$13.65	$11.55	$11.67
Value at end of period	$19.74	$18.51	$14.39	$12.37	$12.58	$11.03	$8.90	$13.95	$13.65	$11.55
Number of accumulation units outstanding at end of period	12,120	14,409	13,973	24,612	22,167	27,795	8,587	0	15,001	9,727
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$20.55	$14.90	$12.65	$12.91	$11.15	$7.87	$13.75	$12.64	$11.26	$10.70
Value at end of period	$22.12	$20.55	$14.90	$12.65	$12.91	$11.15	$7.87	$13.75	$12.64	$11.26
Number of accumulation units outstanding at end of period	2,731	2,799	7,243	6,898	2,196	32,005	10,112	0	17,967	12,293
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S) (Funds were first received in this option during January 2009)										
Value at beginning of period	$16.45	$14.51	$12.31	$14.16	$12.54	$8.53				
Value at end of period	$16.14	$16.45	$14.51	$12.31	$14.16	$12.54				
Number of accumulation units outstanding at end of period	0	0	858	2,424	1,016	3,989				
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I) (Funds were first received in this option during September 2009)										
Value at beginning of period	$20.89	$16.09	$13.31	$14.21	$13.27	$12.79				
Value at end of period	$20.17	$20.89	$16.09	$13.31	$14.21	$13.27				
Number of accumulation units outstanding at end of period	815	879	880	11,241	8,174	5,836				
WANGER INTERNATIONAL (Funds were first received in this option during November 2008)										
Value at beginning of period	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66	$5.75			
Value at end of period	$12.19	$12.86	$10.61	$8.80	$10.41	$8.41	$5.66			
Number of accumulation units outstanding at end of period	23,517	0	0	0	0	1,629	83			
WANGER SELECT (Funds were first received in this option during July 2010)										
Value at beginning of period	$17.12	$12.84	$10.93	$13.40	$10.44					
Value at end of period	$17.50	$17.12	$12.84	$10.93	$13.40					
Number of accumulation units outstanding at end of period	0	0	0	8,416	6,723					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.78	$13.62	$12.24	$11.55	$10.30	$8.74	$13.21	$12.84	$10.99	$10.73
Value at end of period	$19.57	$17.78	$13.62	$12.24	$11.55	$10.30	$8.74	$13.21	$12.84	$10.99
Number of accumulation units outstanding at end of period	22,068	22,021	477	39,507	39,786	62,877	64,539	16,394	17,709	34,428
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$21.90	$16.02	$14.25	$14.70	$12.11	$9.41	$13.92	$15.30	$12.72	$11.63
Value at end of period	$23.29	$21.90	$16.02	$14.25	$14.70	$12.11	$9.41	$13.92	$15.30	$12.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	4,687	0

TABLE 16

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A) (Funds were first received in this option during September 2007)										
Value at beginning of period	$17.06	$12.82	$11.02	$10.53	$9.40	$7.85	$13.37	$13.76		
Value at end of period	$18.39	$17.06	$12.82	$11.02	$10.53	$9.40	$7.85	$13.37		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	2,438		

CFI 122

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$25.78	$19.78	$17.84							
Value at end of period	$25.94	$25.78	$19.78							
Number of accumulation units outstanding at end of period	0	2,265	2,165							
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$18.80	$14.64	$13.49	$13.32						
Value at end of period	$20.31	$18.80	$14.64	$13.49						
Number of accumulation units outstanding at end of period	0	0	1,566	977						
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$17.32	$14.38	$12.73	$12.39	$11.08	$9.25	$12.58	$11.93	$10.79	$10.73
Value at end of period	$18.65	$17.32	$14.38	$12.73	$12.39	$11.08	$9.25	$12.58	$11.93	$10.79
Number of accumulation units outstanding at end of period	1,888	5,179	4,606	3,436	2,053	42,031	29,722	2,744	177	89
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$11.84	$13.17	$12.48	$11.17	$11.19					
Value at end of period	$12.02	$11.84	$13.17	$12.48	$11.17					
Number of accumulation units outstanding at end of period	0	0	0	0	1,202					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.78	$14.37	$12.17	$13.28	$11.23	$7.16				
Value at end of period	$22.23	$20.78	$14.37	$12.17	$13.28	$11.23				
Number of accumulation units outstanding at end of period	189	601	549	0	0	404				
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$19.10	$13.35	$11.21	$12.79	$10.26	$6.33				
Value at end of period	$20.96	$19.10	$13.35	$11.21	$12.79	$10.26				
Number of accumulation units outstanding at end of period	535	923	863	0	0	301				
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$19.69	$15.89	$12.80	$12.80						
Value at end of period	$19.30	$19.69	$15.89	$12.80						
Number of accumulation units outstanding at end of period	0	0	0	54						
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$18.22	$14.74	$12.51	$12.51						
Value at end of period	$18.74	$18.22	$14.74	$12.51						
Number of accumulation units outstanding at end of period	0	0	0	286						
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.76	$14.51	$12.46	$13.23	$11.48					
Value at end of period	$18.69	$18.76	$14.51	$12.46	$13.23					
Number of accumulation units outstanding at end of period	0	0	0	0	422					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$18.43	$14.39	$12.56	$12.56						
Value at end of period	$20.25	$18.43	$14.39	$12.56						
Number of accumulation units outstanding at end of period	0	0	0	294						

CFI 123

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$20.64	$17.36	$14.71	$17.21	$15.89	$11.54	$19.62	$18.16		
Value at end of period	$19.89	$20.64	$17.36	$14.71	$17.21	$15.89	$11.54	$19.62		
Number of accumulation units outstanding at end of period	417	404	746	386	1,039	753	29,008	23,614		
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.04	$13.75	$11.98	$12.21	$11.09					
Value at end of period	$19.53	$18.04	$13.75	$11.98	$12.21					
Number of accumulation units outstanding at end of period	0	0	0	0	1,764					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$21.48	$16.55	$14.38	$14.93	$12.88	$9.60	$16.89	$14.53	$13.16	$11.06
Value at end of period	$23.77	$21.48	$16.55	$14.38	$14.93	$12.88	$9.60	$16.89	$14.53	$13.16
Number of accumulation units outstanding at end of period	1,973	13,577	8,797	17,400	534	34,984	59,626	43,926	8,780	2,698
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$16.56	$13.07	$11.27	$11.29	$9.92	$7.71	$13.07			
Value at end of period	$17.80	$16.56	$13.07	$11.27	$11.29	$9.92	$7.71			
Number of accumulation units outstanding at end of period	1,789	2,295	2,211	0	0	1,400	991			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$22.67	$18.27	$16.28	$16.94	$15.40	$12.85	$16.86			
Value at end of period	$23.58	$22.67	$18.27	$16.28	$16.94	$15.40	$12.85			
Number of accumulation units outstanding at end of period	0	3,749	2,920	2,486	0	0	2,706			
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$23.94	$17.74	$15.13	$15.87	$12.49	$9.76	$14.72	$15.22	$13.14	$11.85
Value at end of period	$23.85	$23.94	$17.74	$15.13	$15.87	$12.49	$9.76	$14.72	$15.22	$13.14
Number of accumulation units outstanding at end of period	0	162	0	1,982	0	12,391	8,951	2,544	2,204	834
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$20.51	$14.94	$13.62	$14.46	$11.36	$8.43				
Value at end of period	$21.85	$20.51	$14.94	$13.62	$14.46	$11.36				
Number of accumulation units outstanding at end of period	567	1,483	1,318	2,558	0	447				
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.30	$10.22	$9.08							
Value at end of period	$14.33	$13.30	$10.22							
Number of accumulation units outstanding at end of period	0	804	712							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$18.56	$14.38	$12.68	$13.32	$10.71	$8.54	$14.23	$14.29	$12.84	$11.61
Value at end of period	$20.51	$18.56	$14.38	$12.68	$13.32	$10.71	$8.54	$14.23	$14.29	$12.84
Number of accumulation units outstanding at end of period	0	0	0	79	0	11,496	5,655	4,275	3,787	1,266
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$15.47	$11.34	$10.35	$10.79	$8.90	$6.90	$10.37			
Value at end of period	$16.87	$15.47	$11.34	$10.35	$10.79	$8.90	$6.90			
Number of accumulation units outstanding at end of period	0	0	0	887	186	404	241			

CFI 124

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$21.29	$16.97	$14.20	$15.54	$13.93	$10.24	$15.06			
Value at end of period	$21.73	$21.29	$16.97	$14.20	$15.54	$13.93	$10.24			
Number of accumulation units outstanding at end of period	0	0	0	0	238	161	90			
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.89	$11.63	$10.33	$10.59	$9.80	$6.89	$12.86	$13.27		
Value at end of period	$16.97	$14.89	$11.63	$10.33	$10.59	$9.80	$6.89	$12.86		
Number of accumulation units outstanding at end of period	464	519	498	0	0	273	0	17,658		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$36.39	$33.90	$28.32	$34.91	$27.76	$15.42	$29.95	$28.92		
Value at end of period	$34.31	$36.39	$33.90	$28.32	$34.91	$27.76	$15.42	$29.95		
Number of accumulation units outstanding at end of period	0	0	2,956	6,115	778	0	0	6,638		
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.55	$13.49	$12.24	$12.58	$11.35	$9.45	$13.77	$12.70	$11.58	$10.86
Value at end of period	$16.63	$15.55	$13.49	$12.24	$12.58	$11.35	$9.45	$13.77	$12.70	$11.58
Number of accumulation units outstanding at end of period	0	2,721	2,322	8,428	0	3,195	1,481	9,557	8,660	948
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$13.89	$15.46	$14.36	$12.99	$12.13	$10.35	$11.48			
Value at end of period	$14.18	$13.89	$15.46	$14.36	$12.99	$12.13	$10.35			
Number of accumulation units outstanding at end of period	0	0	330	262	0	0	5,546			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$8.49	$8.76	$7.91	$10.44	$8.28					
Value at end of period	$7.35	$8.49	$8.76	$7.91	$10.44					
Number of accumulation units outstanding at end of period	0	1,980	1,939	1,821	1,419					
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.67	$15.88	$13.94	$14.33	$12.30	$7.66	$12.28	$11.60	$10.59	$10.44
Value at end of period	$17.47	$17.67	$15.88	$13.94	$14.33	$12.30	$7.66	$12.28	$11.60	$10.59
Number of accumulation units outstanding at end of period	0	527	355	2,776	0	4,906	5,382	4,383	6	10
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$22.67	$17.45	$14.77	$15.72	$13.67	$9.43	$14.59	$15.29		
Value at end of period	$24.76	$22.67	$17.45	$14.77	$15.72	$13.67	$9.43	$14.59		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	12,608		
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$18.82	$14.94	$12.72	$14.71	$13.69	$9.23	$17.29	$16.06		
Value at end of period	$16.63	$18.82	$14.94	$12.72	$14.71	$13.69	$9.23	$17.29		
Number of accumulation units outstanding at end of period	0	51	0	0	597	16,245	23,841	19,946		
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$19.54	$14.76	$12.37	$13.14	$11.82	$8.88	$14.73	$14.47		
Value at end of period	$21.13	$19.54	$14.76	$12.37	$13.14	$11.82	$8.88	$14.73		
Number of accumulation units outstanding at end of period	0	3,332	4,156	3,878	5,030	14,426	45,109	40,247		
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$17.85	$15.27	$13.79	$13.21	$11.93	$9.69	$12.81			
Value at end of period	$19.14	$17.85	$15.27	$13.79	$13.21	$11.93	$9.69			
Number of accumulation units outstanding at end of period	0	1,804	1,605	1,426	245	225	4,265			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.74	$15.14	$14.14	$13.79	$12.92	$11.56	$11.67	$10.75	$10.41	$10.28
Value at end of period	$15.39	$14.74	$15.14	$14.14	$13.79	$12.92	$11.56	$11.67	$10.75	$10.41
Number of accumulation units outstanding at end of period	750	6,862	5,442	4,067	3,350	0	11,862	3,814	1,187	1,138
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$12.49	$13.15	$12.31	$11.98	$10.45	$8.55				
Value at end of period	$12.42	$12.49	$13.15	$12.31	$11.98	$10.45				
Number of accumulation units outstanding at end of period	1,552	2,336	7,110	10,977	0	1,604				
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$14.55	$12.92	$13.41	$13.23						
Value at end of period	$12.72	$14.55	$12.92	$13.41						
Number of accumulation units outstanding at end of period	0	0	4,650	3,779						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$13.89	$14.25	$13.96	$13.09	$12.42	$11.92	$11.24	$10.95		
Value at end of period	$14.46	$13.89	$14.25	$13.96	$13.09	$12.42	$11.92	$11.24		
Number of accumulation units outstanding at end of period	0	173	145	0	0	0	0	7,327		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$20.69									
Value at end of period	$22.37									
Number of accumulation units outstanding at end of period	156									
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$17.09	$16.32	$14.43	$13.94	$12.65					
Value at end of period	$17.14	$17.09	$16.32	$14.43	$13.94					
Number of accumulation units outstanding at end of period	21	802	876	1,942	470					
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.48	$12.54	$11.08	$11.22	$9.96	$8.18	$13.17	$12.69	$11.20	$10.75
Value at end of period	$18.54	$16.48	$12.54	$11.08	$11.22	$9.96	$8.18	$13.17	$12.69	$11.20
Number of accumulation units outstanding at end of period	0	1,242	852	1,317	0	5,062	41,516	41,288	1,414	444
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.51	$15.42	$13.25	$13.56	$11.25	$8.64	$14.00	$13.42	$12.41	$11.29
Value at end of period	$22.21	$20.51	$15.42	$13.25	$13.56	$11.25	$8.64	$14.00	$13.42	$12.41
Number of accumulation units outstanding at end of period	0	820	685	857	551	15,552	10,436	1,506	459	292
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.75	$14.00	$12.60	$12.84	$10.58	$8.57	$13.05	$14.08	$12.51	$11.76
Value at end of period	$20.59	$19.75	$14.00	$12.60	$12.84	$10.58	$8.57	$13.05	$14.08	$12.51
Number of accumulation units outstanding at end of period	0	469	304	121	0	5,011	1,834	1,303	186	0
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.02	$14.23	$13.17	$12.32	$11.31	$10.11	$11.31	$11.10		
Value at end of period	$14.81	$14.02	$14.23	$13.17	$12.32	$11.31	$10.11	$11.31		
Number of accumulation units outstanding at end of period	0	872	1,710	1,336	550	8,540	5,072	4,979		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$13.95	$14.12	$13.05	$12.27	$11.29	$10.23	$11.31	$10.78	$10.47	$10.24
Value at end of period	$14.71	$13.95	$14.12	$13.05	$12.27	$11.29	$10.23	$11.31	$10.78	$10.47
Number of accumulation units outstanding at end of period	0	0	554	243	0	18	980	4,390	2,271	808

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.90	$13.22	$11.17	$13.23	$13.01	$10.31	$18.14	$16.11	$12.54	$11.34
Value at end of period	$15.01	$15.90	$13.22	$11.17	$13.23	$13.01	$10.31	$18.14	$16.11	$12.54
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	14	721	581	232
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.56									
Value at end of period	$17.61									
Number of accumulation units outstanding at end of period	15									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.57	$9.71	$8.56	$8.36	$7.08	$6.35	$9.19	$9.36		
Value at end of period	$13.68	$12.57	$9.71	$8.56	$8.36	$7.08	$6.35	$9.19		
Number of accumulation units outstanding at end of period	0	3,703	3,197	3,101	0	0	0	22		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$12.54	$9.68	$9.36							
Value at end of period	$13.65	$12.54	$9.68							
Number of accumulation units outstanding at end of period	333	1,992	296							
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.20	$10.19								
Value at end of period	$13.16	$12.20								
Number of accumulation units outstanding at end of period	0	250								
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.04	$16.50	$13.83	$16.92	$13.69	$9.48	$19.83	$21.71		
Value at end of period	$19.61	$21.04	$16.50	$13.83	$16.92	$13.69	$9.48	$19.83		
Number of accumulation units outstanding at end of period	37	223	0	0	0	0	8,318	10,933		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.81	$10.69	$9.78	$10.81						
Value at end of period	$15.75	$13.81	$10.69	$9.78						
Number of accumulation units outstanding at end of period	0	2,290	2,143	2,041						
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$20.83	$20.62	$18.02	$16.61	$13.13	$10.21	$15.86	$18.30		
Value at end of period	$26.91	$20.83	$20.62	$18.02	$16.61	$13.13	$10.21	$15.86		
Number of accumulation units outstanding at end of period	0	2,751	2,693	0	0	10,649	2,221	2,289		
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$13.79	$10.55	$9.22	$9.79						
Value at end of period	$15.41	$13.79	$10.55	$9.22						
Number of accumulation units outstanding at end of period	0	0	455	54						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$16.39	$11.93	$10.39	$10.92	$9.35					
Value at end of period	$17.03	$16.39	$11.93	$10.39	$10.92					
Number of accumulation units outstanding at end of period	0	0	0	0	1,594					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$23.72	$17.35	$15.27	$15.77	$12.78	$10.09	$14.75	$14.03	$12.10	$11.71
Value at end of period	$25.09	$23.72	$17.35	$15.27	$15.77	$12.78	$10.09	$14.75	$14.03	$12.10
Number of accumulation units outstanding at end of period	0	4,129	1,552	6,472	106	74	31	0	5	9
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.34	$12.33	$11.17	$11.35	$10.80					
Value at end of period	$13.98	$13.34	$12.33	$11.17	$11.35					
Number of accumulation units outstanding at end of period	2,102	1,051	1,699	58,975	3,610					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.70	$12.76	$11.35	$11.81	$11.05					
Value at end of period	$15.38	$14.70	$12.76	$11.35	$11.81					
Number of accumulation units outstanding at end of period	30,235	20,670	21,580	41,308	15,565					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.45	$12.96	$11.35	$12.01	$11.21					
Value at end of period	$16.18	$15.45	$12.96	$11.35	$12.01					
Number of accumulation units outstanding at end of period	11,553	27,649	24,597	34,710	9,357					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.96	$13.05	$11.39	$12.13	$11.26					
Value at end of period	$16.77	$15.96	$13.05	$11.39	$12.13					
Number of accumulation units outstanding at end of period	9,577	22,551	20,157	38,180	14,641					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during August 2011)										
Value at beginning of period	$15.22	$12.43	$10.86	$10.85						
Value at end of period	$16.03	$15.22	$12.43	$10.86						
Number of accumulation units outstanding at end of period	938	1,048	575	1,048						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.62	$11.90	$10.94	$11.25						
Value at end of period	$13.23	$12.62	$11.90	$10.94						
Number of accumulation units outstanding at end of period	2,084	4,191	3,509	2,872						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.84	$13.36	$12.00	$11.90	$10.81	$9.25	$12.21	$12.17		
Value at end of period	$15.68	$14.84	$13.36	$12.00	$11.90	$10.81	$9.25	$12.21		
Number of accumulation units outstanding at end of period	0	0	0	0	4,825	0	0	586		
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$15.69	$12.93	$11.35	$11.79	$10.53	$8.48	$13.38	$13.60		
Value at end of period	$16.57	$15.69	$12.93	$11.35	$11.79	$10.53	$8.48	$13.38		
Number of accumulation units outstanding at end of period	0	526	466	379	1,058	0	0	191		
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$15.18	$13.14	$11.67	$11.85	$10.67	$8.84	$12.83	$12.93		
Value at end of period	$16.05	$15.18	$13.14	$11.67	$11.85	$10.67	$8.84	$12.83		
Number of accumulation units outstanding at end of period	0	610	458	295	3,232	0	0	12,161		

CFI 128

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$12.12									
Value at end of period	$12.40									
Number of accumulation units outstanding at end of period	25									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$23.80	$18.25	$15.81	$16.45	$13.58	$10.08	$12.90			
Value at end of period	$26.57	$23.80	$18.25	$15.81	$16.45	$13.58	$10.08			
Number of accumulation units outstanding at end of period	389	0	0	4,738	684	73	31			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$25.50	$18.51	$15.58	$15.36	$12.23	$9.12	$15.63	$15.63		
Value at end of period	$26.41	$25.50	$18.51	$15.58	$15.36	$12.23	$9.12	$15.63		
Number of accumulation units outstanding at end of period	0	6,087	177	2,015	57	181	2,248	11,838		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.22	$13.06	$11.40	$10.50	$8.28	$6.14	$10.07	$10.39		
Value at end of period	$17.02	$13.22	$13.06	$11.40	$10.50	$8.28	$6.14	$10.07		
Number of accumulation units outstanding at end of period	213	0	3,824	2,831	2,977	0	21	7		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.50	$11.59	$10.40	$10.99	$9.89	$7.57	$12.19			
Value at end of period	$17.35	$15.50	$11.59	$10.40	$10.99	$9.89	$7.57			
Number of accumulation units outstanding at end of period	14	5,308	0	0	0	0	4,072			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$21.48	$15.92	$14.00	$15.85	$12.45	$9.01	$14.93	$14.35		
Value at end of period	$22.59	$21.48	$15.92	$14.00	$15.85	$12.45	$9.01	$14.93		
Number of accumulation units outstanding at end of period	0	2,884	2,827	3,543	991	100	4,732	300		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$18.19	$13.57	$11.52	$11.86	$10.38	$8.14	$12.90	$13.30	$11.57	$11.05
Value at end of period	$19.70	$18.19	$13.57	$11.52	$11.86	$10.38	$8.14	$12.90	$13.30	$11.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4,142	3,630	1,277
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.43									
Value at end of period	$10.60									
Number of accumulation units outstanding at end of period	2,761									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.82	$14.79	$12.52	$15.45	$12.96	$7.62	$15.76	$15.82		
Value at end of period	$13.83	$13.82	$14.79	$12.52	$15.45	$12.96	$7.62	$15.76		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	2,145	2,191		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$23.53	$18.02	$15.13	$14.97	$12.27	$9.84	$14.80	$15.78		
Value at end of period	$26.86	$23.53	$18.02	$15.13	$14.97	$12.27	$9.84	$14.80		
Number of accumulation units outstanding at end of period	146	39	0	263	0	0	16,875	16,099		

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.66	$14.83	$12.31	$13.53	$11.77	$8.52	$14.42	$13.67	$11.70	$9.74
Value at end of period	$18.90	$18.66	$14.83	$12.31	$13.53	$11.77	$8.52	$14.42	$13.67	$11.70
Number of accumulation units outstanding at end of period	1,406	2,002	1,877	314	1,798	1,333	0	5,101	4,464	1,232
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$19.06	$17.14	$14.91	$15.17	$12.87	$8.60				
Value at end of period	$18.94	$19.06	$17.14	$14.91	$15.17	$12.87				
Number of accumulation units outstanding at end of period	44	427	371	0	0	86				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27	$12.90	$13.33		
Value at end of period	$21.61	$19.43	$16.04	$14.13	$13.85	$12.25	$9.27	$12.90		
Number of accumulation units outstanding at end of period	1,743	8,667	9,040	8,049	4,127	0	2,501	2,286		
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$18.42	$14.32	$12.32	$12.54	$11.00	$8.88	$12.65			
Value at end of period	$19.63	$18.42	$14.32	$12.32	$12.54	$11.00	$8.88			
Number of accumulation units outstanding at end of period	0	449	902	764	726	163	62			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$20.45	$14.83	$12.60	$12.86	$11.12	$7.85	$13.73	$12.62	$11.25	$10.47
Value at end of period	$22.00	$20.45	$14.83	$12.60	$12.86	$11.12	$7.85	$13.73	$12.62	$11.25
Number of accumulation units outstanding at end of period	0	2,451	2,344	5,221	191	0	0	2,006	1,778	1,035
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$13.02	$10.94	$9.29	$11.11						
Value at end of period	$12.04	$13.02	$10.94	$9.29						
Number of accumulation units outstanding at end of period	0	1,630	1,559	1,769						
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.81	$16.04	$13.27	$14.18	$13.25	$10.08	$16.85	$17.12		
Value at end of period	$20.08	$20.81	$16.04	$13.27	$14.18	$13.25	$10.08	$16.85		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	22,722	23,406		
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.82	$10.58	$10.44							
Value at end of period	$12.14	$12.82	$10.58							
Number of accumulation units outstanding at end of period	0	451	309							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$17.70	$13.56	$12.19	$11.51	$10.27	$8.72	$11.32			
Value at end of period	$19.46	$17.70	$13.56	$12.19	$11.51	$10.27	$8.72			
Number of accumulation units outstanding at end of period	0	0	0	0	0	24,340	16,867			
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$21.80	$15.94	$14.20	$14.65	$12.07	$9.39	$13.90	$15.13		
Value at end of period	$23.17	$21.80	$15.94	$14.20	$14.65	$12.07	$9.39	$13.90		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	29	1,895		

Condensed Financial Information (continued)

TABLE 17

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.80%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.97	$12.77	$10.97	$10.50	$9.37	$7.83	$11.97			
Value at end of period	$18.29	$16.97	$12.77	$10.97	$10.50	$9.37	$7.83			
Number of accumulation units outstanding at end of period	0	0	0	0	2,543	2,491	1,761			
ALLIANZGI NFJ DIVIDEND VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.05	$15.74	$13.95	$13.67	$12.21	$10.86				
Value at end of period	$21.76	$20.05	$15.74	$13.95	$13.67	$12.21				
Number of accumulation units outstanding at end of period	6,418	6,418	7,695	7,792	9,419	10,989				
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$25.65	$19.70	$18.03	$17.83	$14.42	$11.75	$11.77			
Value at end of period	$25.80	$25.65	$19.70	$18.03	$17.83	$14.42	$11.75			
Number of accumulation units outstanding at end of period	0	0	2,147	1,049	898	771	0			
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$18.30	$15.06	$13.68	$14.09	$12.28	$11.45				
Value at end of period	$20.65	$18.30	$15.06	$13.68	$14.09	$12.28				
Number of accumulation units outstanding at end of period	1,011	31	4,702	13,409	12,285	6,277				
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.76	$14.61	$13.82							
Value at end of period	$20.26	$18.76	$14.61							
Number of accumulation units outstanding at end of period	244	1,054	838							
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$17.23	$14.31	$12.68	$12.35	$11.05	$9.22	$12.56	$11.92	$10.78	$10.57
Value at end of period	$18.55	$17.23	$14.31	$12.68	$12.35	$11.05	$9.22	$12.56	$11.92	$10.78
Number of accumulation units outstanding at end of period	8,571	23,792	9,956	13,681	25,093	26,974	8,385	9,504	10,487	9,696
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.81	$13.15	$12.47	$11.16	$10.70	$10.75				
Value at end of period	$11.99	$11.81	$13.15	$12.47	$11.16	$10.70				
Number of accumulation units outstanding at end of period	4,319	3,917	6	8,262	5,574	2,165				
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$20.68	$14.31	$12.13	$13.24	$11.19	$6.95	$11.86	$12.17	$11.10	$11.01
Value at end of period	$22.11	$20.68	$14.31	$12.13	$13.24	$11.19	$6.95	$11.86	$12.17	$11.10
Number of accumulation units outstanding at end of period	7	128	128	128	128	6,761	5,308	59	3,545	3
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$19.00	$13.29	$11.17	$12.75	$10.23	$6.34	$12.38	$12.75	$11.68	$11.92
Value at end of period	$20.84	$19.00	$13.29	$11.17	$12.75	$10.23	$6.34	$12.38	$12.75	$11.68
Number of accumulation units outstanding at end of period	2,547	3,314	16,068	24,556	28,439	16,728	11,035	6,116	1,053	2,337

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$16.86	$13.68	$12.43							
Value at end of period	$18.23	$16.86	$13.68							
Number of accumulation units outstanding at end of period	7,679	9,816	6,437							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$18.18	$14.72	$12.49	$13.66	$13.08					
Value at end of period	$18.69	$18.18	$14.72	$12.49	$13.66					
Number of accumulation units outstanding at end of period	4,400	2,562	0	1,199	868					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$18.73	$16.23								
Value at end of period	$18.64	$18.73								
Number of accumulation units outstanding at end of period	1,161	1,158								
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.44	$9.56	$8.40	$8.96	$7.78	$7.75				
Value at end of period	$13.80	$12.44	$9.56	$8.40	$8.96	$7.78				
Number of accumulation units outstanding at end of period	0	0	9	4,745	4,146	1,785				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$14.19	$10.61	$9.20	$9.71	$7.97	$5.60				
Value at end of period	$15.74	$14.19	$10.61	$9.20	$9.71	$7.97				
Number of accumulation units outstanding at end of period	442	435	426	0	0	393				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$20.08	$17.43								
Value at end of period	$21.03	$20.08								
Number of accumulation units outstanding at end of period	856	906								
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$14.58	$11.70	$11.00							
Value at end of period	$14.41	$14.58	$11.70							
Number of accumulation units outstanding at end of period	0	0	1,598							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$20.54	$17.28	$14.65	$17.15	$15.85	$11.52	$19.58	$16.64	$13.82	$11.80
Value at end of period	$19.78	$20.54	$17.28	$14.65	$17.15	$15.85	$11.52	$19.58	$16.64	$13.82
Number of accumulation units outstanding at end of period	23,701	22,311	28,478	33,226	34,721	22,544	19,776	30,582	11,418	3,309
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.01	$13.73	$12.99							
Value at end of period	$19.49	$18.01	$13.73							
Number of accumulation units outstanding at end of period	3,586	5,895	1,251							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.38	$16.48	$14.33	$14.87	$12.84	$9.58	$16.86	$14.51	$13.15	$11.38
Value at end of period	$23.64	$21.38	$16.48	$14.33	$14.87	$12.84	$9.58	$16.86	$14.51	$13.15
Number of accumulation units outstanding at end of period	31,006	31,024	48,378	61,346	65,184	67,268	50,973	60,747	12,660	9,993
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$16.48	$13.01	$11.23	$11.25	$9.89	$7.69	$13.57	$13.52	$13.39	
Value at end of period	$17.70	$16.48	$13.01	$11.23	$11.25	$9.89	$7.69	$13.57	$13.52	
Number of accumulation units outstanding at end of period	1,151	852	0	4,345	7,151	7,325	0	5,737	1,792	

CFI 132

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$16.71	$12.40	$10.95	$11.06	$9.01	$7.11	$13.62	$10.86	$10.28	$9.84
Value at end of period	$18.38	$16.71	$12.40	$10.95	$11.06	$9.01	$7.11	$13.62	$10.86	$10.28
Number of accumulation units outstanding at end of period	0	0	0	447	419	1,879	0	1,705	1,481	0
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$22.56	$18.19	$16.21	$16.88	$15.35	$12.82	$17.68	$16.09	$13.21	$12.14
Value at end of period	$23.45	$22.56	$18.19	$16.21	$16.88	$15.35	$12.82	$17.68	$16.09	$13.21
Number of accumulation units outstanding at end of period	6,837	4,388	6,851	9,127	12,988	9,342	5,219	6,902	175	44
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$23.82	$17.66	$15.07	$15.81	$12.46	$9.74	$14.69	$15.20	$13.12	$13.07
Value at end of period	$23.72	$23.82	$17.66	$15.07	$15.81	$12.46	$9.74	$14.69	$15.20	$13.12
Number of accumulation units outstanding at end of period	6,226	5,564	3,384	7,093	5,837	8,635	136	5,352	2,966	80
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$20.41	$14.88	$13.56	$14.41	$11.33	$7.99	$14.04	$12.70	$11.93	$12.00
Value at end of period	$21.73	$20.41	$14.88	$13.56	$14.41	$11.33	$7.99	$14.04	$12.70	$11.93
Number of accumulation units outstanding at end of period	871	1,702	870	723	3,682	2,872	865	4,672	309	230
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.26	$10.20	$8.80	$9.08	$8.05	$8.03				
Value at end of period	$14.28	$13.26	$10.20	$8.80	$9.08	$8.05				
Number of accumulation units outstanding at end of period	4,896	1,915	2,615	29,036	23,608	12,424				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$56.95	$40.34	$33.72	$32.68	$31.53	$24.98	$32.64			
Value at end of period	$67.90	$56.95	$40.34	$33.72	$32.68	$31.53	$24.98			
Number of accumulation units outstanding at end of period	1,554	249	0	0	363	320	267			
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$18.91	$14.78	$13.52	$14.55	$13.06	$10.71				
Value at end of period	$19.58	$18.91	$14.78	$13.52	$14.55	$13.06				
Number of accumulation units outstanding at end of period	570	481	14	6,645	5,278	2,910				
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$25.96	$18.18	$14.99	$16.49	$13.64					
Value at end of period	$27.54	$25.96	$18.18	$14.99	$16.49					
Number of accumulation units outstanding at end of period	3,741	2,122	3,683	1,629	1,711					
LAZARD EMERGING MARKETS EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$12.21	$12.47	$10.32	$12.72	$10.74					
Value at end of period	$11.55	$12.21	$12.47	$10.32	$12.72					
Number of accumulation units outstanding at end of period	0	0	0	0	16					
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.35	$8.65	$8.28	$8.88	$7.29	$6.91				
Value at end of period	$12.80	$11.35	$8.65	$8.28	$8.88	$7.29				
Number of accumulation units outstanding at end of period	249	139	26	489	1,063	1,062				
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$10.74	$10.96								
Value at end of period	$11.28	$10.74								
Number of accumulation units outstanding at end of period	2,834	2,915								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$24.04	$15.45	$15.81							
Value at end of period	$24.58	$24.04	$15.45							
Number of accumulation units outstanding at end of period	0	0	2,070							
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.30	$12.79	$12.42							
Value at end of period	$18.32	$17.30	$12.79							
Number of accumulation units outstanding at end of period	2,400	2,203	1,976							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$18.46	$14.31	$12.63	$13.28	$10.68	$8.52	$14.21	$14.27	$12.83	$11.98
Value at end of period	$20.40	$18.46	$14.31	$12.63	$13.28	$10.68	$8.52	$14.21	$14.27	$12.83
Number of accumulation units outstanding at end of period	74	555	991	2,625	9,192	8,873	11,120	13,116	358	13,019
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.87	$19.55	$17.86	$18.91	$15.13	$11.77	$17.25	$15.78	$13.23	$11.80
Value at end of period	$26.10	$25.87	$19.55	$17.86	$18.91	$15.13	$11.77	$17.25	$15.78	$13.23
Number of accumulation units outstanding at end of period	4,777	12	12	108	3,392	3,472	3,421	3,380	113	10,892
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$18.62	$14.46	$12.50	$12.46	$11.03	$7.93	$12.72	$11.53	$10.84	$10.89
Value at end of period	$20.55	$18.62	$14.46	$12.50	$12.46	$11.03	$7.93	$12.72	$11.53	$10.84
Number of accumulation units outstanding at end of period	874	862	1,052	1,020	1,136	1,256	865	989	504	236
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.77	$13.13	$12.87							
Value at end of period	$17.51	$17.77	$13.13							
Number of accumulation units outstanding at end of period	0	0	3,782							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$15.41	$11.30	$10.32	$10.76	$8.88	$6.90	$10.75			
Value at end of period	$16.80	$15.41	$11.30	$10.32	$10.76	$8.88	$6.90			
Number of accumulation units outstanding at end of period	1,475	1,320	356	9,031	7,818	3,033	368			
NEW PERSPECTIVE FUND® (CLASS R-3)										
Value at beginning of period	$21.18	$16.89	$14.14	$15.48	$13.89	$10.22	$16.63	$14.50	$12.23	$11.12
Value at end of period	$21.61	$21.18	$16.89	$14.14	$15.48	$13.89	$10.22	$16.63	$14.50	$12.23
Number of accumulation units outstanding at end of period	4,762	4,106	3,484	2,089	8,447	3,950	3,118	7,472	7,472	6,622
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$14.82	$11.58	$10.29	$10.56	$9.77	$6.87	$12.83	$13.65		
Value at end of period	$16.88	$14.82	$11.58	$10.29	$10.56	$9.77	$6.87	$12.83		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	15		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$36.21	$33.75	$28.21	$34.79	$27.67	$15.38	$29.89	$22.56	$18.20	$13.02
Value at end of period	$34.13	$36.21	$33.75	$28.21	$34.79	$27.67	$15.38	$29.89	$22.56	$18.20
Number of accumulation units outstanding at end of period	3,353	1,892	2,072	6,298	12,646	13,444	11,351	11,968	1,949	7,797
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$20.12	$16.00	$13.35	$14.73	$12.86	$9.31	$15.75	$15.50		
Value at end of period	$20.34	$20.12	$16.00	$13.35	$14.73	$12.86	$9.31	$15.75		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	61	121		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$5.97	$11.55	$13.23							
Value at end of period	$5.00	$5.97	$11.55							
Number of accumulation units outstanding at end of period	69	84	84							
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$11.04	$11.64	$10.61	$10.75	$10.13					
Value at end of period	$10.97	$11.04	$11.64	$10.61	$10.75					
Number of accumulation units outstanding at end of period	0	2,901	2,613	61	85					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$15.47	$13.43	$12.19	$12.54	$11.32	$9.42	$13.74	$12.68	$11.57	$11.61
Value at end of period	$16.54	$15.47	$13.43	$12.19	$12.54	$11.32	$9.42	$13.74	$12.68	$11.57
Number of accumulation units outstanding at end of period	183	61	4,243	3,632	3,330	1,386	510	784	249	267
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$13.84	$15.41	$14.32	$12.96	$12.11	$10.55				
Value at end of period	$14.12	$13.84	$15.41	$14.32	$12.96	$12.11				
Number of accumulation units outstanding at end of period	3,983	3,583	17,418	11,317	104	449				
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$8.47	$8.74	$7.89	$10.42	$9.97					
Value at end of period	$7.32	$8.47	$8.74	$7.89	$10.42					
Number of accumulation units outstanding at end of period	0	142	677	426	125					
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.58	$15.81	$13.89	$14.28	$12.26	$7.65	$12.26	$11.58	$10.58	$10.44
Value at end of period	$17.37	$17.58	$15.81	$13.89	$14.28	$12.26	$7.65	$12.26	$11.58	$10.58
Number of accumulation units outstanding at end of period	4,876	1,975	958	3,358	3,043	7,469	10,964	21,832	167	3,755
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$22.56	$17.37	$14.72	$15.66	$13.66					
Value at end of period	$24.63	$22.56	$17.37	$14.72	$15.66					
Number of accumulation units outstanding at end of period	1,031	74	1,370	1,228	1,095					
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$18.73	$14.87	$12.67	$14.66	$13.65	$9.21	$17.25	$16.03		
Value at end of period	$16.54	$18.73	$14.87	$12.67	$14.66	$13.65	$9.21	$17.25		
Number of accumulation units outstanding at end of period	4,036	2,893	2,174	3,418	3,934	3,638	1,677	1,359		
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.45	$14.69	$12.32	$13.09	$11.79	$8.86	$14.70	$13.40	$12.21	$10.81
Value at end of period	$21.02	$19.45	$14.69	$12.32	$13.09	$11.79	$8.86	$14.70	$13.40	$12.21
Number of accumulation units outstanding at end of period	40,526	24,491	40,195	49,609	56,948	56,304	38,240	40,795	15,144	23,142
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$17.76	$15.21	$13.74	$13.16	$11.89	$9.66	$13.75	$13.41	$11.28	$11.32
Value at end of period	$19.04	$17.76	$15.21	$13.74	$13.16	$11.89	$9.66	$13.75	$13.41	$11.28
Number of accumulation units outstanding at end of period	8,249	7,019	5,590	3,372	11,224	8,462	5,661	10,956	7,481	29
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$13.40	$11.73	$11.37							
Value at end of period	$12.50	$13.40	$11.73							
Number of accumulation units outstanding at end of period	0	0	2,614							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$19.54	$15.24	$13.63	$12.53	$11.08	$9.62	$14.12	$13.74		
Value at end of period	$21.46	$19.54	$15.24	$13.63	$12.53	$11.08	$9.62	$14.12		
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,193	0	3,243		
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.64	$15.67	$13.86	$13.86	$10.67	$7.76	$13.01	$12.81		
Value at end of period	$23.08	$22.64	$15.67	$13.86	$13.86	$10.67	$7.76	$13.01		
Number of accumulation units outstanding at end of period	0	0	0	0	0	192	0	21		
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$18.40	$15.60								
Value at end of period	$19.38	$18.40								
Number of accumulation units outstanding at end of period	92	70								
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$14.67	$15.07	$14.08	$13.75	$12.88	$11.53	$11.65	$10.73	$10.40	$10.37
Value at end of period	$15.31	$14.67	$15.07	$14.08	$13.75	$12.88	$11.53	$11.65	$10.73	$10.40
Number of accumulation units outstanding at end of period	13,560	16,058	22,799	29,375	25,254	12,959	429	1,990	1,567	8
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$22.63	$17.47	$14.99	$15.17	$13.33					
Value at end of period	$24.65	$22.63	$17.47	$14.99	$15.17					
Number of accumulation units outstanding at end of period	319	293	0	0	732					
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$12.45	$13.11	$12.28	$11.96	$10.51					
Value at end of period	$12.37	$12.45	$13.11	$12.28	$11.96					
Number of accumulation units outstanding at end of period	341	0	275	3,842	3,184					
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$19.03	$18.52	$14.90	$15.91	$13.97	$13.76				
Value at end of period	$21.45	$19.03	$18.52	$14.90	$15.91	$13.97				
Number of accumulation units outstanding at end of period	0	0	5	3,070	2,553	1,643				
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.51	$12.89	$13.39	$15.93						
Value at end of period	$12.69	$14.51	$12.89	$13.39						
Number of accumulation units outstanding at end of period	650	1,208	260	151						
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.82	$14.19	$13.91	$13.05	$12.38	$11.89	$11.22	$10.69	$10.33	$10.16
Value at end of period	$14.38	$13.82	$14.19	$13.91	$13.05	$12.38	$11.89	$11.22	$10.69	$10.33
Number of accumulation units outstanding at end of period	12,770	10,499	11,431	23,195	34,000	23,747	20,379	16,457	13,914	12,107
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$20.38	$15.78	$13.79	$13.98	$12.30					
Value at end of period	$22.31	$20.38	$15.78	$13.79	$13.98					
Number of accumulation units outstanding at end of period	658	659	1,295	621	613					
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$17.03	$16.27	$14.39	$13.91	$12.28	$11.54				
Value at end of period	$17.07	$17.03	$16.27	$14.39	$13.91	$12.28				
Number of accumulation units outstanding at end of period	3,092	5,210	7,539	1,083	1,549	1,266				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.39	$12.48	$11.04	$11.18	$9.93	$8.16	$13.15	$12.67	$11.19	$10.75
Value at end of period	$18.44	$16.39	$12.48	$11.04	$11.18	$9.93	$8.16	$13.15	$12.67	$11.19
Number of accumulation units outstanding at end of period	7,581	7,809	5,094	6,001	7,139	7,253	7,294	9,199	4,710	6,751
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.41	$15.35	$13.20	$13.51	$11.22	$8.62	$13.97	$13.40	$12.39	$11.29
Value at end of period	$22.09	$20.41	$15.35	$13.20	$13.51	$11.22	$8.62	$13.97	$13.40	$12.39
Number of accumulation units outstanding at end of period	4,646	3,866	1,226	627	6,450	7,264	7,010	6,379	2,581	1
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.65	$13.94	$12.55	$12.80	$10.54	$8.55	$13.02	$14.06	$12.50	$11.75
Value at end of period	$20.48	$19.65	$13.94	$12.55	$12.80	$10.54	$8.55	$13.02	$14.06	$12.50
Number of accumulation units outstanding at end of period	4,783	43	710	111	410	8,977	8,753	3,794	5,891	2
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.10	$12.05	$11.04	$11.05	$10.67					
Value at end of period	$13.72	$13.10	$12.05	$11.04	$11.05					
Number of accumulation units outstanding at end of period	4,594	5,378	2,640	3,943	2,082					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.58	$12.57	$11.23	$11.51	$10.94					
Value at end of period	$15.26	$14.58	$12.57	$11.23	$11.51					
Number of accumulation units outstanding at end of period	12,638	13,520	24,758	10,997	75					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.47	$12.81	$11.23	$12.45						
Value at end of period	$16.24	$15.47	$12.81	$11.23						
Number of accumulation units outstanding at end of period	10,697	8,850	15,296	5,569						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.96	$12.99	$11.32	$11.93	$11.22					
Value at end of period	$16.78	$15.96	$12.99	$11.32	$11.93					
Number of accumulation units outstanding at end of period	3,561	3,497	7,819	3,800	18					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$15.43	$12.55	$10.94	$10.94						
Value at end of period	$16.25	$15.43	$12.55	$10.94						
Number of accumulation units outstanding at end of period	2,674	2,168	243	32						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.55	$11.76	$10.93	$10.75	$10.39					
Value at end of period	$13.17	$12.55	$11.76	$10.93	$10.75					
Number of accumulation units outstanding at end of period	5,492	5,252	3,913	30	123					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.95	$14.17	$13.12	$12.28	$11.28	$10.08	$11.29	$10.76	$10.45	$10.26
Value at end of period	$14.73	$13.95	$14.17	$13.12	$12.28	$11.28	$10.08	$11.29	$10.76	$10.45
Number of accumulation units outstanding at end of period	4,675	6,091	17,121	20,752	18,729	18,664	14,088	12,283	10,091	9,405
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.88	$14.06	$13.00	$12.23	$11.26	$10.21	$11.28	$10.77	$10.45	$10.26
Value at end of period	$14.63	$13.88	$14.06	$13.00	$12.23	$11.26	$10.21	$11.28	$10.77	$10.45
Number of accumulation units outstanding at end of period	18,906	10,656	6,576	11,145	19,064	14,238	16,571	11,961	4,851	0

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2012)										
Value at beginning of period	$9.82	$8.17	$7.12							
Value at end of period	$9.14	$9.82	$8.17							
Number of accumulation units outstanding at end of period	584	1,184	14							
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.83	$13.16	$11.13	$13.19	$12.97	$10.28	$18.11	$16.09	$12.53	$11.54
Value at end of period	$14.92	$15.83	$13.16	$11.13	$13.19	$12.97	$10.28	$18.11	$16.09	$12.53
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	2,228
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$15.63	$12.06	$10.32	$10.32						
Value at end of period	$17.57	$15.63	$12.06	$10.32						
Number of accumulation units outstanding at end of period	4,761	3,674	2,942	6,151						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.52	$9.68	$8.53	$8.34	$7.07	$6.34	$9.18	$9.36		
Value at end of period	$13.62	$12.52	$9.68	$8.53	$8.34	$7.07	$6.34	$9.18		
Number of accumulation units outstanding at end of period	9,707	7,276	8,258	13,731	10,611	8,900	418	9,092		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.50	$11.38								
Value at end of period	$13.59	$12.50								
Number of accumulation units outstanding at end of period	815	815								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.19	$10.19								
Value at end of period	$13.15	$12.19								
Number of accumulation units outstanding at end of period	1,313	182								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.42	$10.55	$10.69	$10.83	$10.94	$11.05	$11.03			
Value at end of period	$10.29	$10.42	$10.55	$10.69	$10.83	$10.94	$11.05			
Number of accumulation units outstanding at end of period	1,708	961	31,564	11,654	15,761	687	687			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$20.94	$16.43	$13.78	$16.86	$13.65	$9.46	$19.79	$18.11	$17.74	
Value at end of period	$19.50	$20.94	$16.43	$13.78	$16.86	$13.65	$9.46	$19.79	$18.11	
Number of accumulation units outstanding at end of period	5,441	4,365	5,174	5,958	6,045	1,385	30	1,153	791	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.81	$10.69	$9.78	$10.34	$9.01	$7.32	$11.31	$11.51		
Value at end of period	$15.74	$13.81	$10.69	$9.78	$10.34	$9.01	$7.32	$11.31		
Number of accumulation units outstanding at end of period	1,396	2,815	1,249	1,232	1,165	35	1,064	952		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$13.76	$10.65	$9.75	$10.31	$9.64					
Value at end of period	$15.68	$13.76	$10.65	$9.75	$10.31					
Number of accumulation units outstanding at end of period	0	0	831	163	145					
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$20.73	$20.53	$17.95	$16.55	$13.09	$10.18	$15.83	$19.11	$14.16	$12.72
Value at end of period	$26.76	$20.73	$20.53	$17.95	$16.55	$13.09	$10.18	$15.83	$19.11	$14.16
Number of accumulation units outstanding at end of period	2,500	0	118	353	358	537	2,500	3,137	1,864	5,232

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.75	$10.52	$9.20	$9.07	$8.17	$6.94				
Value at end of period	$15.36	$13.75	$10.52	$9.20	$9.07	$8.17				
Number of accumulation units outstanding at end of period	7,980	4,586	2,797	2,400	2,535	4,702				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$15.20	$11.45	$9.88	$10.18	$8.21	$5.64				
Value at end of period	$16.95	$15.20	$11.45	$9.88	$10.18	$8.21				
Number of accumulation units outstanding at end of period	1,174	1,061	133	0	0	64				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$16.35	$11.91	$10.37	$10.91	$8.72	$6.96	$7.30			
Value at end of period	$16.98	$16.35	$11.91	$10.37	$10.91	$8.72	$6.96			
Number of accumulation units outstanding at end of period	4,250	4,526	632	5,031	4,780	3,225	1,015			
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$26.48	$19.23	$18.15							
Value at end of period	$27.69	$26.48	$19.23							
Number of accumulation units outstanding at end of period	2,435	2,320	1,444							
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$23.61	$17.27	$15.20	$15.72	$12.74	$10.07	$14.06			
Value at end of period	$24.95	$23.61	$17.27	$15.20	$15.72	$12.74	$10.07			
Number of accumulation units outstanding at end of period	970	942	357	713	1,931	1,845	936			
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.31	$12.31	$11.16	$11.34	$10.79					
Value at end of period	$13.94	$13.31	$12.31	$11.16	$11.34					
Number of accumulation units outstanding at end of period	23,938	27,879	52,202	46,319	71,093					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.67	$12.74	$11.33	$11.81	$11.05					
Value at end of period	$15.34	$14.67	$12.74	$11.33	$11.81					
Number of accumulation units outstanding at end of period	74,560	57,881	95,426	66,828	44,874					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.42	$12.94	$11.34	$12.01	$11.21					
Value at end of period	$16.14	$15.42	$12.94	$11.34	$12.01					
Number of accumulation units outstanding at end of period	51,941	68,918	93,876	79,631	82,122					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.93	$13.03	$11.38	$12.13	$11.26					
Value at end of period	$16.73	$15.93	$13.03	$11.38	$12.13					
Number of accumulation units outstanding at end of period	22,387	21,590	28,438	27,548	22,931					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.19	$12.41	$10.85	$11.55	$9.89					
Value at end of period	$15.99	$15.19	$12.41	$10.85	$11.55					
Number of accumulation units outstanding at end of period	2,183	976	13,586	11,140	9,321					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.60	$11.89	$10.93	$10.99	$10.50					
Value at end of period	$13.20	$12.60	$11.89	$10.93	$10.99					
Number of accumulation units outstanding at end of period	4,090	3,807	20,134	14,314	17,546					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.77	$13.30	$11.95	$11.85	$10.77	$9.23	$12.19	$11.63	$10.84	$10.53
Value at end of period	$15.59	$14.77	$13.30	$11.95	$11.85	$10.77	$9.23	$12.19	$11.63	$10.84
Number of accumulation units outstanding at end of period	6,646	660	833	1,005	7,874	4,262	4,565	1,544	43	451
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.61	$12.87	$11.30	$11.75	$10.50	$8.46	$13.36	$12.84	$11.45	$10.88
Value at end of period	$16.48	$15.61	$12.87	$11.30	$11.75	$10.50	$8.46	$13.36	$12.84	$11.45
Number of accumulation units outstanding at end of period	4,153	5,192	6,327	2,926	37,226	31,267	28,741	10,618	242	7,031
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.11	$13.08	$11.63	$11.81	$10.64	$8.81	$12.80	$12.25	$11.13	$10.73
Value at end of period	$15.97	$15.11	$13.08	$11.63	$11.81	$10.64	$8.81	$12.80	$12.25	$11.13
Number of accumulation units outstanding at end of period	9,355	2,497	8,937	8,314	61,441	51,711	45,902	27,115	603	2,920
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$11.81	$12.25	$11.92	$11.24	$10.70	$10.17				
Value at end of period	$12.36	$11.81	$12.25	$11.92	$11.24	$10.70				
Number of accumulation units outstanding at end of period	586	503	494	0	0	241				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$23.68	$18.17	$15.74	$16.57						
Value at end of period	$26.42	$23.68	$18.17	$15.74						
Number of accumulation units outstanding at end of period	1,426	618	220	173						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$25.38	$18.42	$15.52	$15.31	$12.20	$9.09	$15.60	$14.82	$12.97	$12.92
Value at end of period	$26.27	$25.38	$18.42	$15.52	$15.31	$12.20	$9.09	$15.60	$14.82	$12.97
Number of accumulation units outstanding at end of period	7,399	7,444	18,534	23,623	19,330	13,247	11,264	15,240	5,706	1,546
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.17	$13.02	$11.37	$10.48	$8.26	$6.13	$10.07	$10.38		
Value at end of period	$16.95	$13.17	$13.02	$11.37	$10.48	$8.26	$6.13	$10.07		
Number of accumulation units outstanding at end of period	2,337	1,944	6,172	8,608	9,798	8,059	82	3,183		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$15.42	$11.54	$10.36	$10.96	$9.86	$7.55	$12.52	$12.12	$10.73	$10.78
Value at end of period	$17.26	$15.42	$11.54	$10.36	$10.96	$9.86	$7.55	$12.52	$12.12	$10.73
Number of accumulation units outstanding at end of period	1,672	841	1,058	945	2,505	6,449	1,442	9,472	3,392	25
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.75	$11.34	$10.01	$10.37	$8.34	$6.74	$10.31	$10.91		
Value at end of period	$16.30	$15.75	$11.34	$10.01	$10.37	$8.34	$6.74	$10.31		
Number of accumulation units outstanding at end of period	467	467	350	109	0	0	6,145	6,143		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$21.39	$15.86	$13.95	$15.80	$12.42	$9.00	$14.91	$13.14	$11.85	$11.77
Value at end of period	$22.48	$21.39	$15.86	$13.95	$15.80	$12.42	$9.00	$14.91	$13.14	$11.85
Number of accumulation units outstanding at end of period	11,246	10,899	15,815	11,659	7,633	9,243	5,250	11,670	1,977	81

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.10	$13.51	$11.48	$11.82	$10.35	$8.12	$12.88	$13.28	$11.56	$11.28
Value at end of period	$19.59	$18.10	$13.51	$11.48	$11.82	$10.35	$8.12	$12.88	$13.28	$11.56
Number of accumulation units outstanding at end of period	9,980	2,982	4,355	6,816	13,633	15,544	19,079	23,331	11,129	6,682
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.43									
Value at end of period	$10.60									
Number of accumulation units outstanding at end of period	1,077									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.77	$14.74	$12.49	$15.42	$12.93	$7.61	$15.75	$15.81		
Value at end of period	$13.77	$13.77	$14.74	$12.49	$15.42	$12.93	$7.61	$15.75		
Number of accumulation units outstanding at end of period	83	0	951	1,086	1,437	385	0	758		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$23.42	$17.94	$15.07	$14.92	$12.23	$9.81	$14.77	$14.55	$12.59	$12.59
Value at end of period	$26.71	$23.42	$17.94	$15.07	$14.92	$12.23	$9.81	$14.77	$14.55	$12.59
Number of accumulation units outstanding at end of period	5,957	5,319	5,927	8,497	9,918	7,271	0	2,450	3,049	84
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2013)										
Value at beginning of period	$20.91	$17.70								
Value at end of period	$22.46	$20.91								
Number of accumulation units outstanding at end of period	1,323	1,349								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.58	$14.77	$12.26	$13.49	$11.74	$8.50	$14.40	$13.65	$11.69	$10.07
Value at end of period	$18.81	$18.58	$14.77	$12.26	$13.49	$11.74	$8.50	$14.40	$13.65	$11.69
Number of accumulation units outstanding at end of period	6,214	2,627	4,206	6,444	8,564	20,236	16,653	16,515	8,014	1,168
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.99	$17.08	$14.86	$15.13	$12.85	$12.15				
Value at end of period	$18.86	$18.99	$17.08	$14.86	$15.13	$12.85				
Number of accumulation units outstanding at end of period	743	792	1,023	760	1,030	1,678				
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45	$12.40	
Value at end of period	$21.51	$19.35	$15.98	$14.08	$13.81	$12.22	$9.25	$12.88	$12.45	
Number of accumulation units outstanding at end of period	19,190	19,888	34,495	28,761	136,494	114,520	85,128	45,720	37	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$18.48	$13.78	$11.96	$12.52	$9.82	$6.76	$11.61			
Value at end of period	$20.50	$18.48	$13.78	$11.96	$12.52	$9.82	$6.76			
Number of accumulation units outstanding at end of period	0	0	110	418	1,074	1,557	450			
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$18.33	$14.26	$12.27	$12.50	$10.97	$8.86	$13.90	$13.71		
Value at end of period	$19.52	$18.33	$14.26	$12.27	$12.50	$10.97	$8.86	$13.90		
Number of accumulation units outstanding at end of period	3,400	4,415	11,675	13,753	13,633	6,500	3,700	3,411		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$20.35	$14.77	$12.55	$12.82	$11.08	$7.84	$13.70	$12.60	$11.24	$11.29
Value at end of period	$21.88	$20.35	$14.77	$12.55	$12.82	$11.08	$7.84	$13.70	$12.60	$11.24
Number of accumulation units outstanding at end of period	1,903	1,754	1,026	1,169	6,877	7,974	11,813	13,424	4,154	1,352
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30	$16.18		
Value at end of period	$15.99	$16.31	$14.40	$12.23	$14.08	$12.49	$9.16	$18.30		
Number of accumulation units outstanding at end of period	0	0	999	1,032	3,388	3,211	5,261	4,547		
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$12.97	$10.90	$9.26	$10.64	$9.87	$7.55	$12.81	$13.07		
Value at end of period	$11.98	$12.97	$10.90	$9.26	$10.64	$9.87	$7.55	$12.81		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	5		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.73	$15.99	$13.24	$14.14	$13.22	$10.06	$16.83	$17.11		
Value at end of period	$20.00	$20.73	$15.99	$13.24	$14.14	$13.22	$10.06	$16.83		
Number of accumulation units outstanding at end of period	89	89	227	3,556	3,249	6,297	3,110	4,871		
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.78	$10.55	$8.76	$10.37	$8.38	$8.37				
Value at end of period	$12.09	$12.78	$10.55	$8.76	$10.37	$8.38				
Number of accumulation units outstanding at end of period	201	217	7,365	4,229	1,769	505				
WANGER USA										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$24.49	$18.49	$17.16							
Value at end of period	$25.40	$24.49	$18.49							
Number of accumulation units outstanding at end of period	0	678	729							
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$17.61	$13.50	$12.14	$11.47	$10.24	$8.70	$13.16	$12.80	$10.97	$10.72
Value at end of period	$19.36	$17.61	$13.50	$12.14	$11.47	$10.24	$8.70	$13.16	$12.80	$10.97
Number of accumulation units outstanding at end of period	14,893	5,659	3,905	2,609	3,269	8,479	15,133	7,538	8,440	13,066
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$21.69	$15.87	$14.14	$14.60	$12.04	$9.37	$13.87	$15.25	$12.69	$12.78
Value at end of period	$23.04	$21.69	$15.87	$14.14	$14.60	$12.04	$9.37	$13.87	$15.25	$12.69
Number of accumulation units outstanding at end of period	1,901	1,705	1,919	4,418	6,611	6,760	6,068	5,423	4,641	4,375

TABLE 18

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$12.71	$9.52	$8.37	$9.00					
Value at end of period	$13.19	$12.71	$9.52	$8.37					
Number of accumulation units outstanding at end of period	0	0	251	165					

CFI 142

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$16.89	$12.71	$10.93	$10.46	$9.34	$7.81	$13.32	$12.76	$11.30
Value at end of period	$18.19	$16.89	$12.71	$10.93	$10.46	$9.34	$7.81	$13.32	$12.76
Number of accumulation units outstanding at end of period	0	0	0	0	0	8,088	6,124	333	2,628
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$25.52	$19.61	$17.96	$17.77	$14.38	$11.72	$16.11	$15.35	$13.98
Value at end of period	$25.66	$25.52	$19.61	$17.96	$17.77	$14.38	$11.72	$16.11	$15.35
Number of accumulation units outstanding at end of period	0	1,694	1,436	1,333	676	20,835	16,745	17,728	16,924
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$18.26	$15.03	$13.66	$14.08	$13.20				
Value at end of period	$20.59	$18.26	$15.03	$13.66	$14.08				
Number of accumulation units outstanding at end of period	916	0	697	84	3,003				
AMANA INCOME FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$18.71	$14.59	$13.45	$14.27					
Value at end of period	$20.20	$18.71	$14.59	$13.45					
Number of accumulation units outstanding at end of period	0	0	687	261					
AMERICAN BALANCED FUND® (CLASS R-3)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$17.14	$14.25	$12.63	$12.30	$11.02	$9.20	$12.53	$11.90	$10.97
Value at end of period	$18.45	$17.14	$14.25	$12.63	$12.30	$11.02	$9.20	$12.53	$11.90
Number of accumulation units outstanding at end of period	805	0	934	5,312	35	5,448	4,758	16,802	3,400
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during September 2011)									
Value at beginning of period	$11.78	$13.12	$12.45	$12.18					
Value at end of period	$11.95	$11.78	$13.12	$12.45					
Number of accumulation units outstanding at end of period	0	2,013	1,966	1,884					
ARIEL APPRECIATION FUND (INVESTOR CLASS)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$20.57	$14.24	$12.08	$13.19	$11.16	$6.93	$11.84	$12.15	$10.52
Value at end of period	$21.99	$20.57	$14.24	$12.08	$13.19	$11.16	$6.93	$11.84	$12.15
Number of accumulation units outstanding at end of period	9	11	11	11	0	888	888	887	888
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$18.91	$13.23	$11.13	$12.70	$10.20	$6.32	$12.36	$12.73	$12.44
Value at end of period	$20.73	$18.91	$13.23	$11.13	$12.70	$10.20	$6.32	$12.36	$12.73
Number of accumulation units outstanding at end of period	1,457	1,520	0	0	33	5,702	3,705	4,510	4,030
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$16.83	$13.66	$12.33	$12.23					
Value at end of period	$18.18	$16.83	$13.66	$12.33					
Number of accumulation units outstanding at end of period	1,245	0	4,572	3,711					
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)									
(Funds were first received in this option during October 2011)									
Value at beginning of period	$18.13	$14.69	$12.47	$12.65					
Value at end of period	$18.64	$18.13	$14.69	$12.47					
Number of accumulation units outstanding at end of period	2,008	0	971	67					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
COLUMBIA℠ ACORN® FUND (CLASS A)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$18.69	$14.47	$12.43	$12.64					
Value at end of period	$18.60	$18.69	$14.47	$12.43					
Number of accumulation units outstanding at end of period	0	0	1,447	1,219					
CRM MID CAP VALUE FUND (INVESTOR SHARES)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$20.04	$15.21	$13.07	$13.22					
Value at end of period	$20.97	$20.04	$15.21	$13.07					
Number of accumulation units outstanding at end of period	0	0	231	183					
DODGE & COX INTERNATIONAL STOCK FUND									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$14.55	$11.68	$9.78	$11.80	$11.60				
Value at end of period	$14.37	$14.55	$11.68	$9.78	$11.80				
Number of accumulation units outstanding at end of period	945	0	1,387	0	299				
DODGE & COX STOCK FUND									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$18.25	$13.16	$13.19						
Value at end of period	$19.88	$18.25	$13.16						
Number of accumulation units outstanding at end of period	1,262	0	1,812						
EUROPACIFIC GROWTH FUND® (CLASS R-3)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$20.43	$17.20	$14.60	$17.09	$15.80	$11.49	$19.54	$16.62	$13.97
Value at end of period	$19.67	$20.43	$17.20	$14.60	$17.09	$15.80	$11.49	$19.54	$16.62
Number of accumulation units outstanding at end of period	6,642	10,238	5,462	7,014	2,216	3,977	2,740	809	512
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$17.97	$13.71	$11.96	$12.47					
Value at end of period	$19.44	$17.97	$13.71	$11.96					
Number of accumulation units outstanding at end of period	0	1,372	5,457	4,660					
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$21.27	$16.40	$14.27	$14.82	$12.80	$9.55	$16.83	$14.49	$13.13
Value at end of period	$23.51	$21.27	$16.40	$14.27	$14.82	$12.80	$9.55	$16.83	$14.49
Number of accumulation units outstanding at end of period	13,767	18,562	11,184	10,143	26,962	21,001	14,139	13,706	10,058
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$16.39	$12.95	$11.18	$11.21	$9.86	$7.67	$13.54	$13.51	$11.81
Value at end of period	$17.60	$16.39	$12.95	$11.18	$11.21	$9.86	$7.67	$13.54	$13.51
Number of accumulation units outstanding at end of period	0	0	0	363	1,916	0	0	3,616	189
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$16.63	$12.35	$10.90	$11.02	$8.48				
Value at end of period	$18.28	$16.63	$12.35	$10.90	$11.02				
Number of accumulation units outstanding at end of period	485	0	4,906	101	6,039				
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$22.45	$18.11	$16.15	$16.82	$15.30	$12.79	$17.65	$16.07	$14.28
Value at end of period	$23.32	$22.45	$18.11	$16.15	$16.82	$15.30	$12.79	$17.65	$16.07
Number of accumulation units outstanding at end of period	0	516	1,274	485	842	15,765	14,643	19,681	9,820

CFI 144

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$23.70	$17.58	$15.01	$15.76	$12.42	$9.72	$14.66	$15.18	$14.27
Value at end of period	$23.59	$23.70	$17.58	$15.01	$15.76	$12.42	$9.72	$14.66	$15.18
Number of accumulation units outstanding at end of period	0	626	868	807	90	1,499	1,346	2,376	2,650
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$20.31	$14.81	$13.51	$14.36	$11.30	$7.97	$14.02	$12.68	$12.66
Value at end of period	$21.61	$20.31	$14.81	$13.51	$14.36	$11.30	$7.97	$14.02	$12.68
Number of accumulation units outstanding at end of period	0	991	877	775	16	6,074	4,162	3,384	2,510
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$13.23	$10.18	$8.79	$9.06	$8.04	$6.26			
Value at end of period	$14.24	$13.23	$10.18	$8.79	$9.06	$8.04			
Number of accumulation units outstanding at end of period	0	557	14,415	13,839	467	293			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$56.71	$40.19	$33.61	$33.14					
Value at end of period	$67.57	$56.71	$40.19	$33.61					
Number of accumulation units outstanding at end of period	0	277	336	58					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$18.82	$14.71	$13.46	$14.50	$12.59				
Value at end of period	$19.47	$18.82	$14.71	$13.46	$14.50				
Number of accumulation units outstanding at end of period	0	2,106	1,906	1,094	6,355				
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$23.99	$15.43	$14.12	$14.51	$12.72				
Value at end of period	$24.52	$23.99	$15.43	$14.12	$14.51				
Number of accumulation units outstanding at end of period	2,877	0	0	0	81				
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)									
(Funds were first received in this option during September 2011)									
Value at beginning of period	$17.27	$12.77	$11.66	$10.32					
Value at end of period	$18.27	$17.27	$12.77	$11.66					
Number of accumulation units outstanding at end of period	0	185	185	167					
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$18.53	$14.39	$12.45	$12.76					
Value at end of period	$20.44	$18.53	$14.39	$12.45					
Number of accumulation units outstanding at end of period	724	0	1,210	19					
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$17.74	$13.11	$12.09	$12.19					
Value at end of period	$17.47	$17.74	$13.11	$12.09					
Number of accumulation units outstanding at end of period	0	0	2,462	2,218					
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$15.35	$11.26	$10.29	$10.74	$8.87	$6.89	$11.41	$10.72	$10.32
Value at end of period	$16.73	$15.35	$11.26	$10.29	$10.74	$8.87	$6.89	$11.41	$10.72
Number of accumulation units outstanding at end of period	5,783	6,439	696	624	4,077	2,339	1,744	1,140	594

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
NEW PERSPECTIVE FUND® (CLASS R-3)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$21.08	$16.82	$14.09	$15.43	$13.85	$10.19	$16.59	$14.47	$12.67
Value at end of period	$21.50	$21.08	$16.82	$14.09	$15.43	$13.85	$10.19	$16.59	$14.47
Number of accumulation units outstanding at end of period	1,055	726	4,327	489	4,928	19,909	17,037	19,299	13,528
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$14.74	$11.53	$10.25	$10.52	$9.74	$6.86	$12.81	$11.38	$11.07
Value at end of period	$16.79	$14.74	$11.53	$10.25	$10.52	$9.74	$6.86	$12.81	$11.38
Number of accumulation units outstanding at end of period	0	0	0	0	7	6,717	5,224	4,661	18,737
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$36.03	$33.60	$28.10	$34.67	$27.59	$15.34	$29.83	$22.52	$20.34
Value at end of period	$33.94	$36.03	$33.60	$28.10	$34.67	$27.59	$15.34	$29.83	$22.52
Number of accumulation units outstanding at end of period	0	1,360	2,556	2,241	3,202	1,706	0	0	4,032
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$5.95	$11.53	$13.43						
Value at end of period	$4.99	$5.95	$11.53						
Number of accumulation units outstanding at end of period	91	0	124						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$11.02	$11.62	$10.60	$10.75	$11.27				
Value at end of period	$10.94	$11.02	$11.62	$10.60	$10.75				
Number of accumulation units outstanding at end of period	0	0	0	106	123				
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$15.39	$13.37	$12.14	$12.50	$11.29	$9.40	$13.71	$12.66	$11.93
Value at end of period	$16.45	$15.39	$13.37	$12.14	$12.50	$11.29	$9.40	$13.71	$12.66
Number of accumulation units outstanding at end of period	0	0	2,831	541	2	3,465	1,386	2,174	1,189
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$13.79	$15.35	$14.27	$12.92	$12.09	$10.41			
Value at end of period	$14.06	$13.79	$15.35	$14.27	$12.92	$12.09			
Number of accumulation units outstanding at end of period	2,611	129	3,161	8,183	4,446	91			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$8.44	$8.71	$7.87	$10.40	$9.08	$5.26	$11.74		
Value at end of period	$7.29	$8.44	$8.71	$7.87	$10.40	$9.08	$5.26		
Number of accumulation units outstanding at end of period	0	1,483	1,323	1,230	8	3,722	2,165		
PIONEER HIGH YIELD FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$17.49	$15.74	$13.83	$14.23	$12.23	$7.63	$12.23	$11.56	$10.87
Value at end of period	$17.28	$17.49	$15.74	$13.83	$14.23	$12.23	$7.63	$12.23	$11.56
Number of accumulation units outstanding at end of period	9,344	9,340	0	91	157	11,649	9,819	10,080	13,994
PIONEER STRATEGIC INCOME FUND (CLASS A)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$12.14	$12.09	$10.98	$11.00					
Value at end of period	$12.57	$12.14	$12.09	$10.98					
Number of accumulation units outstanding at end of period	0	0	65	16					

CFI 146

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$22.44	$17.29	$14.66	$15.61	$13.59	$9.38	$14.53	$14.64	$14.00
Value at end of period	$24.49	$22.44	$17.29	$14.66	$15.61	$13.59	$9.38	$14.53	$14.64
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	10,314
TEMPLETON FOREIGN FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$18.64	$14.81	$12.62	$14.61	$13.61	$9.19	$17.22	$14.84	$12.99
Value at end of period	$16.45	$18.64	$14.81	$12.62	$14.61	$13.61	$9.19	$17.22	$14.84
Number of accumulation units outstanding at end of period	0	0	0	0	396	13,107	11,307	10,494	12,237
THE GROWTH FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$19.35	$14.63	$12.27	$13.05	$11.75	$8.84	$14.67	$13.38	$12.54
Value at end of period	$20.90	$19.35	$14.63	$12.27	$13.05	$11.75	$8.84	$14.67	$13.38
Number of accumulation units outstanding at end of period	427	3,199	9,537	11,431	5,212	69,189	58,740	60,672	53,060
THE INCOME FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$17.68	$15.14	$13.68	$13.12	$11.85	$9.64	$13.73	$13.53	
Value at end of period	$18.93	$17.68	$15.14	$13.68	$13.12	$11.85	$9.64	$13.73	
Number of accumulation units outstanding at end of period	11,310	9,511	1,451	7,241	0	3,280	127	3,661	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$14.60	$15.00	$14.03	$13.70	$12.85	$11.50	$11.62	$10.71	$10.39
Value at end of period	$15.22	$14.60	$15.00	$14.03	$13.70	$12.85	$11.50	$11.62	$10.71
Number of accumulation units outstanding at end of period	2,422	3,201	9,525	3,147	9,300	39,094	34,072	25,396	22,054
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$14.94	$12.95	$11.52	$11.80	$10.85				
Value at end of period	$15.70	$14.94	$12.95	$11.52	$11.80				
Number of accumulation units outstanding at end of period	0	0	0	2,002	2,002				
VOYA CORE EQUITY RESEARCH FUND (CLASS A)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$22.57	$17.43	$14.97	$15.16	$12.95				
Value at end of period	$24.57	$22.57	$17.43	$14.97	$15.16				
Number of accumulation units outstanding at end of period	1,502	1,603	0	0	490				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$12.41	$13.08	$12.25	$11.94	$10.42	$8.54			
Value at end of period	$12.33	$12.41	$13.08	$12.25	$11.94	$10.42			
Number of accumulation units outstanding at end of period	0	765	2,017	856	8,207	2,248			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$18.99	$18.48	$17.59						
Value at end of period	$21.39	$18.99	$18.48						
Number of accumulation units outstanding at end of period	0	0	12						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$14.48	$12.87	$13.37	$14.86	$12.58				
Value at end of period	$12.65	$14.48	$12.87	$13.37	$14.86				
Number of accumulation units outstanding at end of period	0	0	174	46	3,462				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA GNMA INCOME FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$13.75	$14.13	$13.85	$13.00	$12.35	$11.86	$11.20	$10.67	$10.31
Value at end of period	$14.31	$13.75	$14.13	$13.85	$13.00	$12.35	$11.86	$11.20	$10.67
Number of accumulation units outstanding at end of period	0	0	2,205	13,864	11,312	25,702	9,001	735	4,398
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2012)									
Value at beginning of period	$16.25	$12.59	$12.32						
Value at end of period	$17.78	$16.25	$12.59						
Number of accumulation units outstanding at end of period	0	9	3						
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2009)									
Value at beginning of period	$20.34	$15.75	$13.77	$13.97	$12.39	$11.26			
Value at end of period	$22.25	$20.34	$15.75	$13.77	$13.97	$12.39			
Number of accumulation units outstanding at end of period	0	1,789	1,489	1,497	7	724			
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during June 2010)									
Value at beginning of period	$16.96	$16.21	$14.35	$13.88	$12.82				
Value at end of period	$16.99	$16.96	$16.21	$14.35	$13.88				
Number of accumulation units outstanding at end of period	3,074	6	79	76	82				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$16.31	$12.43	$10.99	$11.14	$9.90	$8.14	$13.12	$12.65	$11.44
Value at end of period	$18.34	$16.31	$12.43	$10.99	$11.14	$9.90	$8.14	$13.12	$12.65
Number of accumulation units outstanding at end of period	1,895	0	323	2,655	5,017	1,950	2,569	3,091	5,307
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$20.30	$15.28	$13.15	$13.47	$11.18	$8.60	$13.94	$13.38	$12.36
Value at end of period	$21.97	$20.30	$15.28	$13.15	$13.47	$11.18	$8.60	$13.94	$13.38
Number of accumulation units outstanding at end of period	0	0	634	1,698	2,984	2,401	2,449	3,091	3,079
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$19.56	$13.88	$12.50	$12.75	$10.51	$8.53	$13.00	$14.04	$12.79
Value at end of period	$20.36	$19.56	$13.88	$12.50	$12.75	$10.51	$8.53	$13.00	$14.04
Number of accumulation units outstanding at end of period	0	0	16	519	1,431	1,252	700	4,342	3,011
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$13.07	$12.03	$11.03	$11.14					
Value at end of period	$13.69	$13.07	$12.03	$11.03					
Number of accumulation units outstanding at end of period	0	1,710	1,472	1,143					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$14.55	$12.55	$11.22	$11.62					
Value at end of period	$15.22	$14.55	$12.55	$11.22					
Number of accumulation units outstanding at end of period	0	32,119	2,503	2,015					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$15.44	$12.79	$11.22	$11.82					
Value at end of period	$16.20	$15.44	$12.79	$11.22					
Number of accumulation units outstanding at end of period	0	2,776	8,635	7,655					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$15.93	$12.97	$11.31	$12.04					
Value at end of period	$16.74	$15.93	$12.97	$11.31					
Number of accumulation units outstanding at end of period	0	1,553	6,035	4,066					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$15.40	$12.53	$10.93	$12.31					
Value at end of period	$16.21	$15.40	$12.53	$10.93					
Number of accumulation units outstanding at end of period	0	0	67	39					
VOYA INTERMEDIATE BOND FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$13.88	$14.10	$13.07	$12.23	$11.25	$10.06	$11.27	$10.75	$10.45
Value at end of period	$14.65	$13.88	$14.10	$13.07	$12.23	$11.25	$10.06	$11.27	$10.75
Number of accumulation units outstanding at end of period	22,757	20,530	16,143	227	432	6,185	3,452	8,526	17,702
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$13.81	$13.99	$12.95	$12.18	$11.23	$10.18	$11.26	$10.75	$10.30
Value at end of period	$14.56	$13.81	$13.99	$12.95	$12.18	$11.23	$10.18	$11.26	$10.75
Number of accumulation units outstanding at end of period	841	0	0	189	6,245	7,728	6,165	43	7
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$15.75	$13.10	$11.08	$13.14	$12.93	$10.26	$17.31		
Value at end of period	$14.84	$15.75	$13.10	$11.08	$13.14	$12.93	$10.26		
Number of accumulation units outstanding at end of period	763	748	0	0	0	318	247		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during July 2014)									
Value at beginning of period	$16.50								
Value at end of period	$17.54								
Number of accumulation units outstanding at end of period	3,873								
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$12.47	$9.64	$8.51	$8.32	$7.05	$6.34	$9.17	$9.35	
Value at end of period	$13.56	$12.47	$9.64	$8.51	$8.32	$7.05	$6.34	$9.17	
Number of accumulation units outstanding at end of period	7,154	7,597	1,563	3,511	0	4,156	0	98	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$12.45	$9.62	$8.49	$8.49					
Value at end of period	$13.53	$12.45	$9.62	$8.49					
Number of accumulation units outstanding at end of period	3,137	7,827	4,552	4,699					
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$12.19	$10.19							
Value at end of period	$13.13	$12.19							
Number of accumulation units outstanding at end of period	4,131	4,481							
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$10.37	$10.51	$10.65	$10.79	$10.90				
Value at end of period	$10.23	$10.37	$10.51	$10.65	$10.79				
Number of accumulation units outstanding at end of period	0	0	0	0	1,048				

CFI 149

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$20.84	$16.35	$13.72	$16.81	$13.61	$9.44	$19.75	$18.08	$15.23
Value at end of period	$19.40	$20.84	$16.35	$13.72	$16.81	$13.61	$9.44	$19.75	$18.08
Number of accumulation units outstanding at end of period	0	21	16	5	0	1,152	1,425	1,316	1,035
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$13.75	$10.65	$9.76	$10.32	$8.99	$7.31	$11.30	$11.50	
Value at end of period	$15.67	$13.75	$10.65	$9.76	$10.32	$8.99	$7.31	$11.30	
Number of accumulation units outstanding at end of period	0	0	0	0	6,135	1,871	1,436	2,341	
VOYA REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$20.62	$20.44	$17.88	$16.49	$13.05	$10.16	$15.80	$19.09	$15.53
Value at end of period	$26.62	$20.62	$20.44	$17.88	$16.49	$13.05	$10.16	$15.80	$19.09
Number of accumulation units outstanding at end of period	325	23	297	129	4,745	15,439	12,248	15,542	21,470
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$13.71	$10.50	$9.18	$9.05	$7.84				
Value at end of period	$15.31	$13.71	$10.50	$9.18	$9.05				
Number of accumulation units outstanding at end of period	7,199	8,794	935	823	961				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$15.16	$11.42	$9.86	$11.16					
Value at end of period	$16.90	$15.16	$11.42	$9.86					
Number of accumulation units outstanding at end of period	1,365	2,420	4,161	1,689					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2009)									
Value at beginning of period	$16.30	$11.88	$10.35	$10.89	$8.71	$6.31			
Value at end of period	$16.92	$16.30	$11.88	$10.35	$10.89	$8.71			
Number of accumulation units outstanding at end of period	0	1,367	1,237	1,046	0	61			
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$23.49	$17.20	$15.14	$15.66	$12.32				
Value at end of period	$24.81	$23.49	$17.20	$15.14	$15.66				
Number of accumulation units outstanding at end of period	2,292	4,315	1,388	2,457	12,201				
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$13.28	$12.29	$11.15	$11.34	$10.79				
Value at end of period	$13.91	$13.28	$12.29	$11.15	$11.34				
Number of accumulation units outstanding at end of period	0	1,695	8,810	6,885	5,194				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$14.65	$12.72	$11.32	$11.80	$11.05				
Value at end of period	$15.31	$14.65	$12.72	$11.32	$11.80				
Number of accumulation units outstanding at end of period	4,069	20,664	23,399	16,406	16,976				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.39	$12.92	$11.33	$12.00	$11.21				
Value at end of period	$16.10	$15.39	$12.92	$11.33	$12.00				
Number of accumulation units outstanding at end of period	2,812	10,273	10,410	12,419	11,311				

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.90	$13.01	$11.37	$12.12	$11.26				
Value at end of period	$16.69	$15.90	$13.01	$11.37	$12.12				
Number of accumulation units outstanding at end of period	0	6,864	8,076	8,338	6,094				
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$15.16	$12.40	$11.79						
Value at end of period	$15.95	$15.16	$12.40						
Number of accumulation units outstanding at end of period	1,045	0	620						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$12.57	$11.87	$10.92	$10.99	$10.50				
Value at end of period	$13.17	$12.57	$11.87	$10.92	$10.99				
Number of accumulation units outstanding at end of period	0	0	0	0	5,452				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$14.69	$13.24	$11.91	$11.81	$10.74	$9.21	$12.17	$11.61	$11.01
Value at end of period	$15.51	$14.69	$13.24	$11.91	$11.81	$10.74	$9.21	$12.17	$11.61
Number of accumulation units outstanding at end of period	34,354	40,830	5,296	0	9	12,103	9,649	9,701	5,186
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$15.53	$12.82	$11.26	$11.71	$10.46	$8.44	$13.33	$12.82	$12.50
Value at end of period	$16.39	$15.53	$12.82	$11.26	$11.71	$10.46	$8.44	$13.33	$12.82
Number of accumulation units outstanding at end of period	16,204	15,821	0	0	294	190	88	0	201
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$15.03	$13.02	$11.58	$11.76	$10.61	$8.79	$12.78	$12.23	$11.41
Value at end of period	$15.88	$15.03	$13.02	$11.58	$11.76	$10.61	$8.79	$12.78	$12.23
Number of accumulation units outstanding at end of period	11,264	14,884	2,075	0	633	3,794	3,131	4,491	26,739
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$11.78	$12.22	$12.23						
Value at end of period	$12.32	$11.78	$12.22						
Number of accumulation units outstanding at end of period	0	9	44						
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$23.57	$18.09	$15.68	$16.33	$13.50	$10.03	$13.78	$14.44	
Value at end of period	$26.28	$23.57	$18.09	$15.68	$16.33	$13.50	$10.03	$13.78	
Number of accumulation units outstanding at end of period	109	302	1,358	1,227	958	0	0	1,363	
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$25.25	$18.34	$15.46	$15.25	$12.16	$9.07	$15.57	$14.80	$13.88
Value at end of period	$26.13	$25.25	$18.34	$15.46	$15.25	$12.16	$9.07	$15.57	$14.80
Number of accumulation units outstanding at end of period	1,323	3,577	1,898	1,248	3,632	19,885	16,166	13,631	12,274
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$13.12	$12.97	$11.34	$10.45	$8.24	$6.12	$10.06	$12.33	$11.79
Value at end of period	$16.87	$13.12	$12.97	$11.34	$10.45	$8.24	$6.12	$10.06	$12.33
Number of accumulation units outstanding at end of period	7,980	11,859	4,328	3,805	647	3,377	1,624	2,325	1,171

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$15.35	$11.49	$10.32	$10.92	$9.83	$7.53	$12.49	$12.10	$10.68
Value at end of period	$17.17	$15.35	$11.49	$10.32	$10.92	$9.83	$7.53	$12.49	$12.10
Number of accumulation units outstanding at end of period	0	1,929	1,843	3,759	0	471	422	514	327
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73	$9.90		
Value at end of period	$16.23	$15.69	$11.30	$9.98	$10.35	$8.33	$6.73		
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,082	2,213		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$21.30	$15.80	$13.91	$15.76	$12.39	$8.98	$14.89	$13.13	$12.01
Value at end of period	$22.38	$21.30	$15.80	$13.91	$15.76	$12.39	$8.98	$14.89	$13.13
Number of accumulation units outstanding at end of period	3,488	7,579	5,244	6,210	2,107	4,252	3,197	1,902	1,647
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2006)									
Value at beginning of period	$18.01	$13.45	$11.43	$11.78	$10.32	$8.10	$12.85	$13.27	$12.96
Value at end of period	$19.49	$18.01	$13.45	$11.43	$11.78	$10.32	$8.10	$12.85	$13.27
Number of accumulation units outstanding at end of period	0	0	0	0	7	654	286	55	2
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2010)									
Value at beginning of period	$13.72	$14.69	$12.45	$15.38	$12.07				
Value at end of period	$13.71	$13.72	$14.69	$12.45	$15.38				
Number of accumulation units outstanding at end of period	6,915	6,323	143	19	2,932				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$23.30	$17.86	$15.01	$15.36					
Value at end of period	$26.57	$23.30	$17.86	$15.01					
Number of accumulation units outstanding at end of period	0	2,237	4,013	3,975					
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2012)									
Value at beginning of period	$20.87	$15.16	$14.02						
Value at end of period	$22.40	$20.87	$15.16						
Number of accumulation units outstanding at end of period	690	0	1,038						
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$18.49	$14.71	$12.22	$13.45	$11.72	$8.49	$14.38	$13.64	$12.29
Value at end of period	$18.72	$18.49	$14.71	$12.22	$13.45	$11.72	$8.49	$14.38	$13.64
Number of accumulation units outstanding at end of period	0	1,717	1,536	1,817	16,869	15,434	13,164	15,777	14,061
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$18.92	$17.02	$14.82	$15.09	$12.82	$7.76	$11.11	$10.83	
Value at end of period	$18.78	$18.92	$17.02	$14.82	$15.09	$12.82	$7.76	$11.11	
Number of accumulation units outstanding at end of period	0	258	741	1,529	11	0	0	54	
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$11.31
Value at end of period	$21.40	$19.26	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44
Number of accumulation units outstanding at end of period	3,911	5,478	14,331	7,394	24,449	7,820	6,498	1,842	2,421

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$18.41	$13.73	$11.93	$12.49	$9.80	$6.75	$11.98	$10.65	$9.58
Value at end of period	$20.41	$18.41	$13.73	$11.93	$12.49	$9.80	$6.75	$11.98	$10.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,120	1,120	1,083	1,016
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2012)									
Value at beginning of period	$20.41	$15.27	$14.66						
Value at end of period	$22.59	$20.41	$15.27						
Number of accumulation units outstanding at end of period	0	0	52						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during June 2006)									
Value at beginning of period	$18.24	$14.19	$12.23	$12.45	$10.94	$8.83	$13.87	$13.59	$11.73
Value at end of period	$19.42	$18.24	$14.19	$12.23	$12.45	$10.94	$8.83	$13.87	$13.59
Number of accumulation units outstanding at end of period	3,771	3,069	4,152	937	1,268	593	438	370	294
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$20.25	$14.70	$12.50	$12.77	$11.05	$7.82	$13.67	$12.76	
Value at end of period	$21.77	$20.25	$14.70	$12.50	$12.77	$11.05	$7.82	$13.67	
Number of accumulation units outstanding at end of period	3,274	853	1,013	610	1,875	0	0	859	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2006)									
Value at beginning of period	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$13.09
Value at end of period	$15.91	$16.24	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30
Number of accumulation units outstanding at end of period	0	0	902	0	532	463	172	152	119
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2014)									
Value at beginning of period	$13.39								
Value at end of period	$11.93								
Number of accumulation units outstanding at end of period	203								
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$20.65	$15.93	$13.20	$14.11	$13.20	$10.05	$16.82	$17.10	
Value at end of period	$19.91	$20.65	$15.93	$13.20	$14.11	$13.20	$10.05	$16.82	
Number of accumulation units outstanding at end of period	2,912	3,138	0	0	214	1,922	24	41	
WANGER INTERNATIONAL									
(Funds were first received in this option during April 2008)									
Value at beginning of period	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65	$10.02		
Value at end of period	$12.05	$12.74	$10.52	$8.74	$10.35	$8.37	$5.65		
Number of accumulation units outstanding at end of period	0	0	7,255	2,679	3,359	1,501	1,483		
WANGER USA									
(Funds were first received in this option during May 2011)									
Value at beginning of period	$24.43	$18.46	$15.54	$18.15					
Value at end of period	$25.33	$24.43	$18.46	$15.54					
Number of accumulation units outstanding at end of period	0	0	2,087	2,087					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)									
(Funds were first received in this option during February 2006)									
Value at beginning of period	$17.52	$13.44	$12.09	$11.43	$10.21	$8.68	$13.13	$12.78	$11.37
Value at end of period	$19.25	$17.52	$13.44	$12.09	$11.43	$10.21	$8.68	$13.13	$12.78
Number of accumulation units outstanding at end of period	360	0	0	4,319	81	11,336	9,234	14,468	8,016

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$21.58	$15.80	$14.08	$14.55	$12.00	$9.34	$13.84	$15.23	$14.74
Value at end of period	$22.92	$21.58	$15.80	$14.08	$14.55	$12.00	$9.34	$13.84	$15.23
Number of accumulation units outstanding at end of period	0	0	0	0	0	2,010	0	0	2,643

TABLE 19
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$12.67	$9.50	$8.35	$8.90	$8.45					
Value at end of period	$13.15	$12.67	$9.50	$8.35	$8.90					
Number of accumulation units outstanding at end of period	0	0	0	0	241					
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.81	$12.65	$10.89	$11.39						
Value at end of period	$18.09	$16.81	$12.65	$10.89						
Number of accumulation units outstanding at end of period	7,775	7,470	7,184	6,669						
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$25.40	$19.52	$17.89	$17.71	$14.34	$11.70	$16.08	$15.32	$13.24	
Value at end of period	$25.52	$25.40	$19.52	$17.89	$17.71	$14.34	$11.70	$16.08	$15.32	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,311	970	
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$18.67	$14.56	$13.43	$13.33	$12.08					
Value at end of period	$20.14	$18.67	$14.56	$13.43	$13.33					
Number of accumulation units outstanding at end of period	0	0	0	0	107					
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$17.06	$14.19	$12.58	$12.26	$10.98	$9.18	$12.51	$11.88	$10.76	$10.54
Value at end of period	$18.35	$17.06	$14.19	$12.58	$12.26	$10.98	$9.18	$12.51	$11.88	$10.76
Number of accumulation units outstanding at end of period	16,573	15,305	7,131	13,863	25,407	44,958	34,462	142,960	19,860	13,725
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
Value at beginning of period	$20.47	$14.18	$12.03	$13.15	$11.13	$6.92	$11.82	$12.14	$11.08	$10.90
Value at end of period	$21.87	$20.47	$14.18	$12.03	$13.15	$11.13	$6.92	$11.82	$12.14	$11.08
Number of accumulation units outstanding at end of period	41	702	6	2	0	129	105	846	11,953	9,152
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$18.82	$13.17	$11.08	$12.66	$10.17	$6.30	$12.34	$12.71	$11.66	$11.70
Value at end of period	$20.62	$18.82	$13.17	$11.08	$12.66	$10.17	$6.30	$12.34	$12.71	$11.66
Number of accumulation units outstanding at end of period	1,739	1,273	1,657	1,523	1,754	10,584	12,232	11,493	3,322	2,635
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$14.11	$14.11								
Value at end of period	$15.63	$14.11								
Number of accumulation units outstanding at end of period	1,331	1,359								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$20.33	$17.13	$14.54	$17.03	$15.75	$11.46	$19.50	$16.60	$13.79	$11.53
Value at end of period	$19.56	$20.33	$17.13	$14.54	$17.03	$15.75	$11.46	$19.50	$16.60	$13.79
Number of accumulation units outstanding at end of period	10,077	10,014	22,630	22,021	11,854	17,151	21,096	12,126	4,275	3,550
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.94	$13.69	$13.16							
Value at end of period	$19.39	$17.94	$13.69							
Number of accumulation units outstanding at end of period	0	0	2,064							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$21.16	$16.33	$14.21	$14.77	$12.77	$9.53	$16.80	$14.47	$13.12	$11.37
Value at end of period	$23.39	$21.16	$16.33	$14.21	$14.77	$12.77	$9.53	$16.80	$14.47	$13.12
Number of accumulation units outstanding at end of period	25,067	22,469	35,134	31,311	17,372	29,177	38,374	32,634	13,254	7,727
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$16.31	$12.90	$11.14	$11.18	$9.83	$7.65	$13.51	$13.48		
Value at end of period	$17.51	$16.31	$12.90	$11.14	$11.18	$9.83	$7.65	$13.51		
Number of accumulation units outstanding at end of period	643	77	1,837	2,325	2,368	0	8,371	9,499		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$22.34	$18.03	$16.09	$16.76	$15.26	$12.75	$17.61	$16.05	$13.40	
Value at end of period	$23.19	$22.34	$18.03	$16.09	$16.76	$15.26	$12.75	$17.61	$16.05	
Number of accumulation units outstanding at end of period	6,109	8,328	12,147	10,652	4,772	2,865	14,654	14,181	5,333	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$23.58	$17.50	$14.95	$15.70	$12.38	$9.69	$13.66			
Value at end of period	$23.46	$23.58	$17.50	$14.95	$15.70	$12.38	$9.69			
Number of accumulation units outstanding at end of period	478	562	3,417	1,929	0	46	567			
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.21	$14.74	$13.46	$14.31	$11.26	$7.95	$13.99	$12.67	$11.20	
Value at end of period	$21.49	$20.21	$14.74	$13.46	$14.31	$11.26	$7.95	$13.99	$12.67	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	4	16,419	17,783	
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.19	$10.15	$8.77	$9.05	$8.13					
Value at end of period	$14.19	$13.19	$10.15	$8.77	$9.05					
Number of accumulation units outstanding at end of period	405	851	0	0	4,037					
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$56.47	$40.04	$33.50	$32.50	$31.21					
Value at end of period	$67.25	$56.47	$40.04	$33.50	$32.50					
Number of accumulation units outstanding at end of period	0	0	0	0	47					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.72	$14.65	$13.41	$14.45	$12.98	$10.08	$14.04	$12.91	$11.56	
Value at end of period	$19.36	$18.72	$14.65	$13.41	$14.45	$12.98	$10.08	$14.04	$12.91	
Number of accumulation units outstanding at end of period	558	0	0	0	0	0	0	242	142	
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$18.28	$15.75								
Value at end of period	$20.18	$18.28								
Number of accumulation units outstanding at end of period	2	154								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$25.62	$19.38	$17.72	$18.78	$15.04	$11.71	$17.18	$15.73	$14.11	
Value at end of period	$25.82	$25.62	$19.38	$17.72	$18.78	$15.04	$11.71	$17.18	$15.73	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	2,543	2,204	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.29	$11.22	$10.26	$10.71	$8.85	$6.88	$11.10			
Value at end of period	$16.66	$15.29	$11.22	$10.26	$10.71	$8.85	$6.88			
Number of accumulation units outstanding at end of period	294	348	1,122	1,154	614	73	61			
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.97	$16.74	$14.03	$15.38	$13.81	$10.17	$16.56	$14.44		
Value at end of period	$21.38	$20.97	$16.74	$14.03	$15.38	$13.81	$10.17	$16.56		
Number of accumulation units outstanding at end of period	1,313	1,654	2,088	1,764	75	3,715	6,272	4,468		
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.67	$11.48	$10.21	$10.48	$9.90					
Value at end of period	$16.70	$14.67	$11.48	$10.21	$10.48					
Number of accumulation units outstanding at end of period	89	89	3,059	6,734	6,054					
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$35.85	$33.45	$27.99	$34.55	$27.51	$15.31	$29.78	$22.49	$18.17	$13.00
Value at end of period	$33.76	$35.85	$33.45	$27.99	$34.55	$27.51	$15.31	$29.78	$22.49	$18.17
Number of accumulation units outstanding at end of period	1,523	4,441	5,516	5,093	4,799	4,083	3,897	25,983	27,740	7,306
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$15.32	$13.31	$12.09	$12.45	$11.25	$9.38	$13.68	$12.64	$12.67	
Value at end of period	$16.36	$15.32	$13.31	$12.09	$12.45	$11.25	$9.38	$13.68	$12.64	
Number of accumulation units outstanding at end of period	0	162	124	124	0	713	8,300	8,417	5	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.73	$15.30	$14.23	$12.89	$12.06	$10.31	$11.69			
Value at end of period	$14.00	$13.73	$15.30	$14.23	$12.89	$12.06	$10.31			
Number of accumulation units outstanding at end of period	2,801	3,381	4,875	5,413	0	0	757			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$8.41	$8.69	$7.86	$10.26						
Value at end of period	$7.26	$8.41	$8.69	$7.86						
Number of accumulation units outstanding at end of period	5,884	6,260	6,284	5,681						
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.40	$15.67	$13.78	$14.18	$12.19	$7.61	$12.21	$11.55	$10.56	$10.43
Value at end of period	$17.19	$17.40	$15.67	$13.78	$14.18	$12.19	$7.61	$12.21	$11.55	$10.56
Number of accumulation units outstanding at end of period	5,053	9,561	11,581	11,475	7,811	3,654	19,312	16,094	4,063	2,469
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$22.33	$17.22	$14.60	$15.55	$13.55	$9.36	$14.50	$14.62	$12.32	$11.60
Value at end of period	$24.36	$22.33	$17.22	$14.60	$15.55	$13.55	$9.36	$14.50	$14.62	$12.32
Number of accumulation units outstanding at end of period	1,919	1,674	4,373	3,589	3,446	4,403	4,500	5,431	7,212	5,555
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$17.22									
Value at end of period	$16.36									
Number of accumulation units outstanding at end of period	971									

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.25	$14.56	$12.22	$13.00	$11.72	$8.82	$14.64	$13.36	$12.19	$10.80
Value at end of period	$20.79	$19.25	$14.56	$12.22	$13.00	$11.72	$8.82	$14.64	$13.36	$12.19
Number of accumulation units outstanding at end of period	8,608	21,480	67,971	63,790	54,534	51,448	55,641	29,495	15,726	11,028
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$17.59	$15.07	$13.63	$13.07	$11.82	$9.61	$13.70	$13.37	$11.25	$11.02
Value at end of period	$18.83	$17.59	$15.07	$13.63	$13.07	$11.82	$9.61	$13.70	$13.37	$11.25
Number of accumulation units outstanding at end of period	1,668	3,069	6,025	4,972	2,937	7,733	6,828	2,355	2,588	1,015
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.35	$15.10	$14.83							
Value at end of period	$21.24	$19.35	$15.10							
Number of accumulation units outstanding at end of period	0	0	318							
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$22.42	$15.53	$15.08							
Value at end of period	$22.83	$22.42	$15.53							
Number of accumulation units outstanding at end of period	0	0	161							
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$14.52	$14.94	$13.97	$13.65	$12.81	$11.48	$11.60	$10.67		
Value at end of period	$15.14	$14.52	$14.94	$13.97	$13.65	$12.81	$11.48	$11.60		
Number of accumulation units outstanding at end of period	21,520	19,791	22,413	20,821	3,524	15,915	17,094	28,272		
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$22.52	$17.40	$14.95	$15.14	$14.12					
Value at end of period	$24.50	$22.52	$17.40	$14.95	$15.14					
Number of accumulation units outstanding at end of period	0	0	91	14	108					
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.37	$13.04	$12.22	$11.92	$10.41	$8.66	$10.17			
Value at end of period	$12.28	$12.37	$13.04	$12.22	$11.92	$10.41	$8.66			
Number of accumulation units outstanding at end of period	2,913	3,206	3,178	3,970	0	0	516			
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.68	$14.06	$13.80	$12.96	$12.31	$11.83	$11.17	$10.66	$10.31	$10.15
Value at end of period	$14.23	$13.68	$14.06	$13.80	$12.96	$12.31	$11.83	$11.17	$10.66	$10.31
Number of accumulation units outstanding at end of period	19,626	20,184	20,437	18,811	7,689	5,876	6,534	13,831	2,118	1,823
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$20.29	$15.72	$13.75	$13.84						
Value at end of period	$22.18	$20.29	$15.72	$13.75						
Number of accumulation units outstanding at end of period	3,388	3,426	1,677	1,577						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$16.23	$12.37	$10.95	$11.10	$9.87	$8.12	$13.10	$13.39		
Value at end of period	$18.24	$16.23	$12.37	$10.95	$11.10	$9.87	$8.12	$13.10		
Number of accumulation units outstanding at end of period	223	117	1,196	1,304	0	0	0	8,506		
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.20	$15.21	$13.09	$13.42	$11.15	$8.58	$13.92	$14.25		
Value at end of period	$21.85	$20.20	$15.21	$13.09	$13.42	$11.15	$8.58	$13.92		
Number of accumulation units outstanding at end of period	1,134	3,938	4,593	5,028	5,826	10,552	7,620	6,507		

CFI 157

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$19.46	$13.81	$12.45	$12.71	$10.48	$8.51	$12.97	$14.02	$12.47	$11.77
Value at end of period	$20.25	$19.46	$13.81	$12.45	$12.71	$10.48	$8.51	$12.97	$14.02	$12.47
Number of accumulation units outstanding at end of period	0	4,865	4,773	4,414	3,985	210	3,427	7,557	5,381	5,986
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$13.05	$13.05								
Value at end of period	$13.65	$13.05								
Number of accumulation units outstanding at end of period	4,567	4,377								
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2013)										
Value at beginning of period	$14.52	$14.52								
Value at end of period	$15.18	$14.52								
Number of accumulation units outstanding at end of period	18,640	17,434								
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.41	$12.78	$11.21	$11.71	$10.66					
Value at end of period	$16.16	$15.41	$12.78	$11.21	$11.71					
Number of accumulation units outstanding at end of period	8,559	7,360	0	0	625					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.90	$12.95	$11.30	$11.92	$10.48					
Value at end of period	$16.70	$15.90	$12.95	$11.30	$11.92					
Number of accumulation units outstanding at end of period	293	293	0	0	1,337					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$15.37	$12.52	$10.92	$11.51	$9.87					
Value at end of period	$16.17	$15.37	$12.52	$10.92	$11.51					
Number of accumulation units outstanding at end of period	0	0	0	0	14					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.81	$14.04	$13.02	$12.19	$11.21	$10.03	$11.25	$10.73	$10.43	$10.25
Value at end of period	$14.57	$13.81	$14.04	$13.02	$12.19	$11.21	$10.03	$11.25	$10.73	$10.43
Number of accumulation units outstanding at end of period	7,520	6,161	6,047	6,357	5,328	8,132	20,774	17,745	18,116	14,799
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$13.74	$13.93	$12.89	$12.14	$11.19	$10.16	$11.24	$10.73	$10.36	
Value at end of period	$14.48	$13.74	$13.93	$12.89	$12.14	$11.19	$10.16	$11.24	$10.73	
Number of accumulation units outstanding at end of period	1,012	4,056	10,851	9,251	6,361	1,370	758	8,482	1,077	
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.76	$8.13	$6.93	$7.98	$7.35					
Value at end of period	$9.08	$9.76	$8.13	$6.93	$7.98					
Number of accumulation units outstanding at end of period	0	0	314	273	231					
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$15.67	$13.04	$11.04	$13.10	$12.89	$10.23	$10.17			
Value at end of period	$14.76	$15.67	$13.04	$11.04	$13.10	$12.89	$10.23			
Number of accumulation units outstanding at end of period	1,466	2,682	652	439	0	0	6			
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.47									
Value at end of period	$17.50									
Number of accumulation units outstanding at end of period	1,374									

CFI 158

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.42	$9.61	$8.48	$8.30	$7.04	$6.33	$9.17	$9.34		
Value at end of period	$13.50	$12.42	$9.61	$8.48	$8.30	$7.04	$6.33	$9.17		
Number of accumulation units outstanding at end of period	875	1,108	8,087	3,945	1,424	17,766	22,975	23,354		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.40	$11.30								
Value at end of period	$13.47	$12.40								
Number of accumulation units outstanding at end of period	3,153	2,977								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.18	$10.19								
Value at end of period	$13.12	$12.18								
Number of accumulation units outstanding at end of period	1,503	1,194								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$10.32	$10.46	$10.61	$10.75	$10.88	$11.00	$11.00			
Value at end of period	$10.18	$10.32	$10.46	$10.61	$10.75	$10.88	$11.00			
Number of accumulation units outstanding at end of period	0	0	0	0	0	13,363	24,465			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$20.73	$16.28	$13.67	$16.75	$13.57	$9.41	$18.23			
Value at end of period	$19.29	$20.73	$16.28	$13.67	$16.75	$13.57	$9.41			
Number of accumulation units outstanding at end of period	2	92	0	0	0	3,835	3,472			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$13.70	$10.62	$10.45							
Value at end of period	$15.60	$13.70	$10.62							
Number of accumulation units outstanding at end of period	0	0	236							
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$13.65	$10.58	$9.69	$10.26	$8.94	$7.28	$7.23			
Value at end of period	$15.54	$13.65	$10.58	$9.69	$10.26	$8.94	$7.28			
Number of accumulation units outstanding at end of period	152	95	46	46	0	106	10			
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$20.52	$20.35	$17.81	$16.44	$13.01	$10.13	$15.77	$19.06	$14.13	$12.71
Value at end of period	$26.47	$20.52	$20.35	$17.81	$16.44	$13.01	$10.13	$15.77	$19.06	$14.13
Number of accumulation units outstanding at end of period	1,714	4,766	4,246	4,023	3,781	1,714	6,192	6,493	1,133	1,034
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$13.67	$10.47	$9.17	$9.04	$8.36					
Value at end of period	$15.26	$13.67	$10.47	$9.17	$9.04					
Number of accumulation units outstanding at end of period	2,194	1,942	1,723	1,228	3					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$15.11	$11.39	$9.85	$10.15	$9.01					
Value at end of period	$16.84	$15.11	$11.39	$9.85	$10.15					
Number of accumulation units outstanding at end of period	0	0	0	0	48					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$23.37	$17.12	$15.09	$15.61	$12.66	$10.02	$14.20			
Value at end of period	$24.68	$23.37	$17.12	$15.09	$15.61	$12.66	$10.02			
Number of accumulation units outstanding at end of period	1,130	1,216	5,456	3,149	3,707	5,030	3,899			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.26	$12.28	$11.14	$11.33	$10.79					
Value at end of period	$13.87	$13.26	$12.28	$11.14	$11.33					
Number of accumulation units outstanding at end of period	1,796	1,375	17,739	12,840	6,759					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.62	$12.71	$11.31	$11.80	$11.05					
Value at end of period	$15.27	$14.62	$12.71	$11.31	$11.80					
Number of accumulation units outstanding at end of period	28,831	43,183	93,082	86,354	20,323					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.36	$12.90	$11.32	$12.00	$11.21					
Value at end of period	$16.06	$15.36	$12.90	$11.32	$12.00					
Number of accumulation units outstanding at end of period	20,031	15,162	48,269	37,474	19,069					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.87	$12.99	$11.36	$12.12	$11.26					
Value at end of period	$16.65	$15.87	$12.99	$11.36	$12.12					
Number of accumulation units outstanding at end of period	3,830	3,464	18,481	16,773	16,356					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.13	$12.38	$10.83	$11.56						
Value at end of period	$15.92	$15.13	$12.38	$10.83						
Number of accumulation units outstanding at end of period	629	402	525	147						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.55	$11.85	$10.91	$10.98	$10.50					
Value at end of period	$13.14	$12.55	$11.85	$10.91	$10.98					
Number of accumulation units outstanding at end of period	125	106	1,430	272	89					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.62	$13.18	$11.86	$11.77	$10.71	$9.18	$12.14	$11.60	$10.81	$10.53
Value at end of period	$15.43	$14.62	$13.18	$11.86	$11.77	$10.71	$9.18	$12.14	$11.60	$10.81
Number of accumulation units outstanding at end of period	1,121	3,930	7,542	9,913	10,495	6,755	6,339	5,674	3,155	2,562
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.46	$12.76	$11.21	$11.67	$10.43	$8.42	$13.31	$12.80	$11.43	$10.87
Value at end of period	$16.30	$15.46	$12.76	$11.21	$11.67	$10.43	$8.42	$13.31	$12.80	$11.43
Number of accumulation units outstanding at end of period	1,022	1,288	7,379	8,965	9,849	6,552	4,213	7,420	3,942	3,326
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.96	$12.97	$11.54	$11.72	$10.58	$8.77	$12.75	$12.22	$10.94	
Value at end of period	$15.79	$14.96	$12.97	$11.54	$11.72	$10.58	$8.77	$12.75	$12.22	
Number of accumulation units outstanding at end of period	76	137	10,899	18,637	17,626	22,648	19,263	5,601	302	
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$23.45	$18.01	$15.62	$16.28	$13.46	$10.01	$12.90			
Value at end of period	$26.14	$23.45	$18.01	$15.62	$16.28	$13.46	$10.01			
Number of accumulation units outstanding at end of period	0	0	1,101	1,022	960	848	671			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$25.13	$18.26	$15.40	$15.20	$12.12	$9.05	$15.54	$14.93		
Value at end of period	$25.98	$25.13	$18.26	$15.40	$15.20	$12.12	$9.05	$15.54		
Number of accumulation units outstanding at end of period	5,018	3,818	9,123	9,476	3,011	8,067	8,759	38,023		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$13.07	$12.93	$11.30	$10.43	$8.23	$6.12	$10.60			
Value at end of period	$16.80	$13.07	$12.93	$11.30	$10.43	$8.23	$6.12			
Number of accumulation units outstanding at end of period	8,360	8,610	10,799	9,923	1,466	1,142	1,175			
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.27	$11.44	$10.28	$10.88	$9.80	$7.51	$10.34			
Value at end of period	$17.07	$15.27	$11.44	$10.28	$10.88	$9.80	$7.51			
Number of accumulation units outstanding at end of period	2,856	3,259	4,773	6,524	1,695	1,051	1,850			
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73	$10.01			
Value at end of period	$16.16	$15.63	$11.27	$9.95	$10.32	$8.31	$6.73			
Number of accumulation units outstanding at end of period	5,705	4,806	6,845	6,554	2,673	1,641	1,284			
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$21.20	$15.74	$13.86	$15.71	$12.36	$8.96	$14.87	$14.38		
Value at end of period	$22.27	$21.20	$15.74	$13.86	$15.71	$12.36	$8.96	$14.87		
Number of accumulation units outstanding at end of period	8,808	9,414	10,136	8,341	2,921	3,054	3,608	3,469		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.92	$13.39	$11.39	$11.74	$10.29	$8.08	$12.83	$13.25	$11.54	$11.25
Value at end of period	$19.38	$17.92	$13.39	$11.39	$11.74	$10.29	$8.08	$12.83	$13.25	$11.54
Number of accumulation units outstanding at end of period	2,077	8,629	11,008	9,265	7,543	2,648	1,935	2,230	1,994	1,512
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.67	$14.64	$12.42	$15.35	$12.89	$7.59	$11.12			
Value at end of period	$13.65	$13.67	$14.64	$12.42	$15.35	$12.89	$7.59			
Number of accumulation units outstanding at end of period	2,187	2,299	2,655	2,123	0	0	441			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$23.18	$17.78	$14.95	$14.82	$12.16	$9.76	$14.72	$15.53		
Value at end of period	$26.42	$23.18	$17.78	$14.95	$14.82	$12.16	$9.76	$14.72		
Number of accumulation units outstanding at end of period	3,460	3,478	9,002	8,228	1,361	2,287	2,156	24,334		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.41	$14.65	$12.18	$13.41	$11.69	$8.47	$14.35	$13.63	$11.68	$9.88
Value at end of period	$18.62	$18.41	$14.65	$12.18	$13.41	$11.69	$8.47	$14.35	$13.63	$11.68
Number of accumulation units outstanding at end of period	1,605	1,712	8,030	7,637	8,092	10,695	8,985	40,883	14,323	9,486
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.84	$16.97	$14.78	$15.06	$13.83					
Value at end of period	$18.69	$18.84	$16.97	$14.78	$15.06					
Number of accumulation units outstanding at end of period	382	541	232	1,254	1,292					
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43	$11.75	
Value at end of period	$21.30	$19.18	$15.85	$13.99	$13.73	$12.16	$9.22	$12.85	$12.43	
Number of accumulation units outstanding at end of period	17,637	16,310	19,641	13,248	100	0	39,036	36,033	28	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.33	$13.68	$11.89	$12.46	$10.86					
Value at end of period	$20.32	$18.33	$13.68	$11.89	$12.46					
Number of accumulation units outstanding at end of period	95	95	7,250	3,682	4,605					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.15	$14.13	$12.18	$12.41	$10.90	$8.81	$13.84	$13.57	$11.66	
Value at end of period	$19.31	$18.15	$14.13	$12.18	$12.41	$10.90	$8.81	$13.84	$13.57	
Number of accumulation units outstanding at end of period	1,344	309	3,571	3,280	1,911	1,586	559	31,713	40	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$20.15	$14.63	$12.45	$12.73	$11.02	$7.80	$12.87			
Value at end of period	$21.65	$20.15	$14.63	$12.45	$12.73	$11.02	$7.80			
Number of accumulation units outstanding at end of period	274	267	2,545	2,694	2,056	504	249			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.57	$15.88	$13.16	$14.08	$13.18	$10.04	$16.80	$17.08		
Value at end of period	$19.83	$20.57	$15.88	$13.16	$14.08	$13.18	$10.04	$16.80		
Number of accumulation units outstanding at end of period	880	1,540	882	834	823	1,294	1,187	1,483		
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.69	$10.49	$8.72	$10.70						
Value at end of period	$12.00	$12.69	$10.49	$8.72						
Number of accumulation units outstanding at end of period	2,284	1,816	1,808	2,082						
WANGER SELECT										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$16.99	$12.76	$10.89	$10.00						
Value at end of period	$17.33	$16.99	$12.76	$10.89						
Number of accumulation units outstanding at end of period	0	3	3	245						
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.43	$13.38	$12.05	$11.39	$10.18	$8.66	$13.10	$12.76	$10.95	$10.71
Value at end of period	$19.15	$17.43	$13.38	$12.05	$11.39	$10.18	$8.66	$13.10	$12.76	$10.95
Number of accumulation units outstanding at end of period	5,204	6,550	10,130	11,245	7,714	5,980	6,316	2,785	9,015	7,004
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$21.47	$15.73	$14.03	$14.50	$11.97	$9.32	$13.82	$15.05		
Value at end of period	$22.79	$21.47	$15.73	$14.03	$14.50	$11.97	$9.32	$13.82		
Number of accumulation units outstanding at end of period	168	162	0	0	0	0	5,060	5,224		

CFI 162

Condensed Financial Information (continued)

TABLE 20
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$25.27	$19.43	$19.04							
Value at end of period	$25.38	$25.27	$19.43							
Number of accumulation units outstanding at end of period	7,972	9,035	3,179							
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.98	$14.12	$12.53	$12.22	$10.95	$9.16	$12.48	$11.86	$10.75	$10.31
Value at end of period	$18.25	$16.98	$14.12	$12.53	$12.22	$10.95	$9.16	$12.48	$11.86	$10.75
Number of accumulation units outstanding at end of period	31,979	40,871	34,424	54,471	67,685	69,233	65,199	63,383	115,360	106,951
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$20.37	$14.12	$13.59							
Value at end of period	$21.75	$20.37	$14.12							
Number of accumulation units outstanding at end of period	0	0	3,453							
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$18.72	$13.11	$11.04	$12.61	$10.14	$6.29	$12.31	$12.69	$11.65	$11.76
Value at end of period	$20.50	$18.72	$13.11	$11.04	$12.61	$10.14	$6.29	$12.31	$12.69	$11.65
Number of accumulation units outstanding at end of period	328	0	5,250	6,629	15,794	17,454	10,131	11,197	2,753	3,037
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$18.62	$14.43	$12.41	$13.20	$11.06					
Value at end of period	$18.51	$18.62	$14.43	$12.41	$13.20					
Number of accumulation units outstanding at end of period	0	0	405	285	231					
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$14.07	$10.53	$9.15	$9.67	$8.28					
Value at end of period	$15.58	$14.07	$10.53	$9.15	$9.67					
Number of accumulation units outstanding at end of period	305	323	1,292	382	308					
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$19.94	$15.16	$14.64							
Value at end of period	$20.85	$19.94	$15.16							
Number of accumulation units outstanding at end of period	107	513	160							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.23	$17.05	$14.48	$16.97	$15.71	$11.43	$19.46	$16.59		
Value at end of period	$19.46	$20.23	$17.05	$14.48	$16.97	$15.71	$11.43	$19.46		
Number of accumulation units outstanding at end of period	7,030	6,927	18,028	9,880	11,134	9,608	391	6,712		
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$21.06	$16.26	$14.16	$14.72	$12.73	$9.51	$16.76	$14.45	$13.11	$11.81
Value at end of period	$23.26	$21.06	$16.26	$14.16	$14.72	$12.73	$9.51	$16.76	$14.45	$13.11
Number of accumulation units outstanding at end of period	19,549	20,280	44,478	39,555	60,624	65,198	44,557	46,828	7,565	6,925

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.23	$12.84	$11.09	$11.14	$9.80	$6.84				
Value at end of period	$17.41	$16.23	$12.84	$11.09	$11.14	$9.80				
Number of accumulation units outstanding at end of period	0	0	0	0	9,881	9,333				
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$22.23	$17.95	$16.02	$16.70	$15.21	$12.72	$17.58	$16.02	$13.17	$12.06
Value at end of period	$23.07	$22.23	$17.95	$16.02	$16.70	$15.21	$12.72	$17.58	$16.02	$13.17
Number of accumulation units outstanding at end of period	0	0	19,101	16,303	32,978	35,668	21,157	18,620	2,897	2,485
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$23.47	$17.42	$14.89	$15.65	$12.35	$9.67	$14.60	$15.13	$13.52	
Value at end of period	$23.33	$23.47	$17.42	$14.89	$15.65	$12.35	$9.67	$14.60	$15.13	
Number of accumulation units outstanding at end of period	0	0	0	46	51	260	19,121	22,331	19,237	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.11	$14.68	$13.40	$14.26	$11.23	$7.93	$12.96			
Value at end of period	$21.38	$20.11	$14.68	$13.40	$14.26	$11.23	$7.93			
Number of accumulation units outstanding at end of period	2,245	84	334	14,292	1,474	0	222			
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$13.15	$10.13	$9.74							
Value at end of period	$14.14	$13.15	$10.13							
Number of accumulation units outstanding at end of period	3,886	3,751	3,254							
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.68	$11.06	$10.57	$10.17	$10.24					
Value at end of period	$11.21	$10.68	$11.06	$10.57	$10.17					
Number of accumulation units outstanding at end of period	0	0	713	482	373					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$18.19	$14.12	$12.48	$13.14	$10.59	$8.45	$14.12	$14.21	$12.79	$12.19
Value at end of period	$20.07	$18.19	$14.12	$12.48	$13.14	$10.59	$8.45	$14.12	$14.21	$12.79
Number of accumulation units outstanding at end of period	43	57	272	13,692	8,464	9,939	11,410	11,369	1,881	1,671
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$25.49	$19.29	$17.65	$18.71	$15.00	$11.69	$17.15	$15.40		
Value at end of period	$25.68	$25.49	$19.29	$17.65	$18.71	$15.00	$11.69	$17.15		
Number of accumulation units outstanding at end of period	4,283	5,200	10,810	11,065	25,401	23,401	25,996	25,563		
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.34	$14.27	$12.35	$12.33	$10.93	$7.88	$12.64	$11.48	$10.25	
Value at end of period	$20.22	$18.34	$14.27	$12.35	$12.33	$10.93	$7.88	$12.64	$11.48	
Number of accumulation units outstanding at end of period	208	208	21,954	266	272	501	22,059	19,252	17,851	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.23	$11.19	$10.23	$10.69	$8.84	$6.87	$11.39	$11.39		
Value at end of period	$16.58	$15.23	$11.19	$10.23	$10.69	$8.84	$6.87	$11.39		
Number of accumulation units outstanding at end of period	0	0	0	0	1,707	1,224	854	101		

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.87	$16.67	$13.98	$15.32	$13.77	$10.14	$16.53	$14.49		
Value at end of period	$21.26	$20.87	$16.67	$13.98	$15.32	$13.77	$10.14	$16.53		
Number of accumulation units outstanding at end of period	3,811	3,704	11,634	0	13,899	12,505	8,826	7,889		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$35.68	$33.31	$27.88	$34.43	$27.43	$15.27	$29.72	$22.20		
Value at end of period	$33.57	$35.68	$33.31	$27.88	$34.43	$27.43	$15.27	$29.72		
Number of accumulation units outstanding at end of period	5,541	3,980	472	1,080	10,987	9,013	8,722	7,807		
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.98	$11.59	$10.58	$10.74	$10.56					
Value at end of period	$10.89	$10.98	$11.59	$10.58	$10.74					
Number of accumulation units outstanding at end of period	0	0	691	463	359					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.24	$13.25	$12.05	$12.41	$11.22	$9.20				
Value at end of period	$16.27	$15.24	$13.25	$12.05	$12.41	$11.22				
Number of accumulation units outstanding at end of period	0	0	0	0	12,054	10,097				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$17.32	$15.60	$13.72	$14.13	$12.16	$7.59	$12.18	$11.53	$10.55	$10.22
Value at end of period	$17.09	$17.32	$15.60	$13.72	$14.13	$12.16	$7.59	$12.18	$11.53	$10.55
Number of accumulation units outstanding at end of period	734	0	363	697	27,677	25,933	7,429	6,894	718	618
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.22	$17.14	$14.54	$15.50	$13.51	$9.34	$14.47	$14.67		
Value at end of period	$24.23	$22.22	$17.14	$14.54	$15.50	$13.51	$9.34	$14.47		
Number of accumulation units outstanding at end of period	1,038	775	16,683	16,265	17,492	18,489	19,046	17,718		
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$18.45	$14.68	$12.52	$14.51	$13.53	$9.14	$17.15	$14.80	$12.48	$11.27
Value at end of period	$16.27	$18.45	$14.68	$12.52	$14.51	$13.53	$9.14	$17.15	$14.80	$12.48
Number of accumulation units outstanding at end of period	0	12	12	8,169	0	1,660	1,410	1,262	1,579	1,389
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$19.16	$14.50	$12.18	$12.96	$11.69	$8.80	$14.61	$13.34	$12.17	$11.01
Value at end of period	$20.67	$19.16	$14.50	$12.18	$12.96	$11.69	$8.80	$14.61	$13.34	$12.17
Number of accumulation units outstanding at end of period	13,278	14,923	13,065	32,653	47,401	51,157	89,477	91,972	45,614	4,047
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$17.50	$15.00	$13.57	$13.03	$11.78	$9.59	$13.67	$13.35	$11.24	$11.07
Value at end of period	$18.73	$17.50	$15.00	$13.57	$13.03	$11.78	$9.59	$13.67	$13.35	$11.24
Number of accumulation units outstanding at end of period	2,142	0	383	1,418	1,334	8,434	7,781	8,037	6,486	5,288
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.31	$15.46	$13.70	$13.73	$10.58	$7.71	$12.93	$13.39		
Value at end of period	$22.71	$22.31	$15.46	$13.70	$13.73	$10.58	$7.71	$12.93		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,436		

CFI 165

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.45	$14.87	$13.92	$13.61	$12.77	$11.45	$11.58	$10.68	$10.37	$10.31
Value at end of period	$15.06	$14.45	$14.87	$13.92	$13.61	$12.77	$11.45	$11.58	$10.68	$10.37
Number of accumulation units outstanding at end of period	2,930	3,860	21,058	23,716	22,902	20,504	56,051	53,030	64,234	17,503
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$13.61	$14.00	$13.74	$12.91	$12.27	$11.80	$11.15	$10.65		
Value at end of period	$14.15	$13.61	$14.00	$13.74	$12.91	$12.27	$11.80	$11.15		
Number of accumulation units outstanding at end of period	11,972	10,802	36,600	17,376	17,161	16,395	16,213	14,423		
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$16.83	$16.10	$15.08							
Value at end of period	$16.85	$16.83	$16.10							
Number of accumulation units outstanding at end of period	5,249	4,815	10,591							
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.15	$12.32	$10.91	$11.07	$9.84	$8.10	$13.07	$12.62	$11.16	$10.32
Value at end of period	$18.14	$16.15	$12.32	$10.91	$11.07	$9.84	$8.10	$13.07	$12.62	$11.16
Number of accumulation units outstanding at end of period	225	251	251	6,037	8,840	8,671	28,238	27,246	27,897	12,861
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$20.10	$15.14	$13.04	$13.37	$11.12	$8.56	$13.89	$14.44		
Value at end of period	$21.73	$20.10	$15.14	$13.04	$13.37	$11.12	$8.56	$13.89		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	862		
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$19.36	$13.75	$12.40	$12.67	$10.45	$8.48	$12.95	$14.10		
Value at end of period	$20.14	$19.36	$13.75	$12.40	$12.67	$10.45	$8.48	$12.95		
Number of accumulation units outstanding at end of period	1,495	1,495	1,495	1,496	4,548	4,108	66	927		
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.38	$12.76	$11.19	$12.16						
Value at end of period	$16.12	$15.38	$12.76	$11.19						
Number of accumulation units outstanding at end of period	0	0	331	331						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.87	$12.93	$11.29	$12.43						
Value at end of period	$16.66	$15.87	$12.93	$11.29						
Number of accumulation units outstanding at end of period	0	0	528	527						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$15.34	$12.50	$10.91	$11.51	$11.53					
Value at end of period	$16.13	$15.34	$12.50	$10.91	$11.51					
Number of accumulation units outstanding at end of period	0	0	80	80	3					
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.48	$11.70	$10.90	$10.88						
Value at end of period	$13.08	$12.48	$11.70	$10.90						
Number of accumulation units outstanding at end of period	0	0	286	186						

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$13.74	$13.98	$12.96	$12.15	$11.18	$10.01	$11.23	$10.72	$10.42	$10.39
Value at end of period	$14.49	$13.74	$13.98	$12.96	$12.15	$11.18	$10.01	$11.23	$10.72	$10.42
Number of accumulation units outstanding at end of period	0	0	0	0	27,859	30,304	24,949	14,173	3,459	3,036
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$13.67	$13.87	$12.84	$12.10	$11.16	$10.13	$11.22	$10.72	$10.43	$10.33
Value at end of period	$14.40	$13.67	$13.87	$12.84	$12.10	$11.16	$10.13	$11.22	$10.72	$10.43
Number of accumulation units outstanding at end of period	11,362	7,313	11,597	5,599	2,391	0	292	759	8,944	9,684
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.59	$12.99	$11.00	$13.05	$12.86	$10.21	$18.00	$16.07		
Value at end of period	$14.68	$15.59	$12.99	$11.00	$13.05	$12.86	$10.21	$18.00		
Number of accumulation units outstanding at end of period	0	0	0	0	4,806	4,242	4,072	3,566		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.37	$9.58	$8.46	$8.28	$7.03	$6.32	$9.16	$9.33		
Value at end of period	$13.45	$12.37	$9.58	$8.46	$8.28	$7.03	$6.32	$9.16		
Number of accumulation units outstanding at end of period	5,021	0	0	2,655	12,309	10,178	0	6,706		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$12.35	$9.55	$8.44	$8.26	$7.00	$6.47				
Value at end of period	$13.41	$12.35	$9.55	$8.44	$8.26	$7.00				
Number of accumulation units outstanding at end of period	0	0	576	587	343	387				
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.27	$10.41	$10.56	$10.65						
Value at end of period	$10.12	$10.27	$10.41	$10.56						
Number of accumulation units outstanding at end of period	5,630	4,660	7,910	4,340						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.63	$16.21	$13.61	$16.69	$13.53	$9.39	$19.68	$18.03	$14.29	
Value at end of period	$19.19	$20.63	$16.21	$13.61	$16.69	$13.53	$9.39	$19.68	$18.03	
Number of accumulation units outstanding at end of period	0	0	0	0	0	304	28,635	26,916	25,946	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.65	$10.58	$9.70	$10.27	$8.96	$7.29	$11.28	$11.48		
Value at end of period	$15.53	$13.65	$10.58	$9.70	$10.27	$8.96	$7.29	$11.28		
Number of accumulation units outstanding at end of period	0	0	3,446	0	0	0	0	2,604		
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.42	$20.26	$17.74	$16.38	$12.98	$10.11	$15.73	$19.03	$15.40	
Value at end of period	$26.33	$20.42	$20.26	$17.74	$16.38	$12.98	$10.11	$15.73	$19.03	
Number of accumulation units outstanding at end of period	2,008	387	14,816	13,452	27,386	26,089	31,333	29,503	12,463	
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$23.26	$17.04	$16.71							
Value at end of period	$24.54	$23.26	$17.04							
Number of accumulation units outstanding at end of period	1,357	1,299	1,041							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.23	$12.26	$11.13	$11.33	$10.79					
Value at end of period	$13.84	$13.23	$12.26	$11.13	$11.33					
Number of accumulation units outstanding at end of period	88,176	54,198	57,793	49,147	105,108					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.59	$12.69	$11.30	$11.79	$11.05					
Value at end of period	$15.23	$14.59	$12.69	$11.30	$11.79					
Number of accumulation units outstanding at end of period	52,344	16,137	32,841	24,939	84,983					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.33	$12.88	$11.31	$11.99	$11.21					
Value at end of period	$16.02	$15.33	$12.88	$11.31	$11.99					
Number of accumulation units outstanding at end of period	73,391	6,028	25,040	48,325	86,507					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.84	$12.97	$11.35	$12.11	$11.26					
Value at end of period	$16.61	$15.84	$12.97	$11.35	$12.11					
Number of accumulation units outstanding at end of period	38,117	22,398	75,086	11,051	18,498					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$15.11	$12.36	$10.83	$11.76						
Value at end of period	$15.88	$15.11	$12.36	$10.83						
Number of accumulation units outstanding at end of period	841	88	164	221						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.53	$11.83	$10.90	$10.98	$10.50					
Value at end of period	$13.10	$12.53	$11.83	$10.90	$10.98					
Number of accumulation units outstanding at end of period	9,439	8,560	9,432	89	6,512					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.55	$13.12	$11.81	$11.73	$10.68	$9.16	$12.12	$11.58	$10.80	$10.37
Value at end of period	$15.34	$14.55	$13.12	$11.81	$11.73	$10.68	$9.16	$12.12	$11.58	$10.80
Number of accumulation units outstanding at end of period	15,040	14,712	184	3,999	1,284	1,220	14,986	15,880	16,615	1,773
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.38	$12.70	$11.17	$11.63	$10.40	$8.40	$13.28	$12.78	$11.42	$10.51
Value at end of period	$16.21	$15.38	$12.70	$11.17	$11.63	$10.40	$8.40	$13.28	$12.78	$11.42
Number of accumulation units outstanding at end of period	28,681	25,125	575	16,820	11,324	12,451	41,271	41,744	32,721	3,700
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.89	$12.91	$11.49	$11.68	$10.54	$8.75	$12.73	$12.20	$11.09	$10.45
Value at end of period	$15.71	$14.89	$12.91	$11.49	$11.68	$10.54	$8.75	$12.73	$12.20	$11.09
Number of accumulation units outstanding at end of period	6,317	6,166	560	8,363	6,743	5,960	31,530	27,154	26,621	5,377
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$11.71	$12.16	$11.86	$11.77						
Value at end of period	$12.24	$11.71	$12.16	$11.86						
Number of accumulation units outstanding at end of period	3,863	3,865	3,865	3,563						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$23.33	$17.93	$15.56	$16.15						
Value at end of period	$26.00	$23.33	$17.93	$15.56						
Number of accumulation units outstanding at end of period	122	146	146	9,637						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$25.00	$18.18	$15.34	$15.15	$12.09	$9.03	$15.51	$14.76	$12.93	$11.59
Value at end of period	$25.84	$25.00	$18.18	$15.34	$15.15	$12.09	$9.03	$15.51	$14.76	$12.93
Number of accumulation units outstanding at end of period	3,588	4,952	1,167	5,467	5,943	11,229	43,782	42,020	26,315	18,186
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.02	$12.89	$11.27	$10.40	$8.21	$6.11	$10.04	$10.36		
Value at end of period	$16.73	$13.02	$12.89	$11.27	$10.40	$8.21	$6.11	$10.04		
Number of accumulation units outstanding at end of period	2,625	2,143	1,542	0	5,124	3,863	2,177	2,626		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$15.20	$11.38	$10.24	$10.84	$9.77	$7.49	$12.21			
Value at end of period	$16.98	$15.20	$11.38	$10.24	$10.84	$9.77	$7.49			
Number of accumulation units outstanding at end of period	1,033	0	0	883	854	0	192			
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$15.57	$11.23	$9.93	$10.30	$8.30	$6.72	$10.29	$10.16		
Value at end of period	$16.09	$15.57	$11.23	$9.93	$10.30	$8.30	$6.72	$10.29		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	15		
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$21.11	$15.68	$13.81	$15.67	$12.33	$8.95	$14.85	$13.27		
Value at end of period	$22.16	$21.11	$15.68	$13.81	$15.67	$12.33	$8.95	$14.85		
Number of accumulation units outstanding at end of period	2,967	2,355	5,695	2,976	910	291	291	1,778		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.83	$13.33	$11.34	$11.70	$10.26	$8.06	$12.80	$13.12		
Value at end of period	$19.27	$17.83	$13.33	$11.34	$11.70	$10.26	$8.06	$12.80		
Number of accumulation units outstanding at end of period	4,869	4,726	2,900	2,107	209	209	209	2,093		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.07	$17.71	$14.89	$14.77	$12.12	$9.74	$14.69	$14.49	$12.55	$11.54
Value at end of period	$26.28	$23.07	$17.71	$14.89	$14.77	$12.12	$9.74	$14.69	$14.49	$12.55
Number of accumulation units outstanding at end of period	3,302	5,047	1,304	1,062	910	1,059	23,191	23,345	53,136	24,118
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$20.79	$15.12	$14.61							
Value at end of period	$22.29	$20.79	$15.12							
Number of accumulation units outstanding at end of period	0	0	415							
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.33	$14.59	$12.14	$13.37	$11.66	$8.45	$14.33	$13.61	$11.68	$9.82
Value at end of period	$18.53	$18.33	$14.59	$12.14	$13.37	$11.66	$8.45	$14.33	$13.61	$11.68
Number of accumulation units outstanding at end of period	0	0	0	59	64	415	22,592	19,695	44,869	23,911

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$19.10	$15.79	$13.94	$13.69	$12.13	$8.98				
Value at end of period	$21.20	$19.10	$15.79	$13.94	$13.69	$12.13				
Number of accumulation units outstanding at end of period	4,690	4,155	16,693	281	40,890	42,666				
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.26	$13.63	$11.85	$12.43	$9.76	$6.73	$11.95	$10.64	$9.43	
Value at end of period	$20.22	$18.26	$13.63	$11.85	$12.43	$9.76	$6.73	$11.95	$10.64	
Number of accumulation units outstanding at end of period	0	0	0	0	0	55	3,285	1,057	444	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$20.21	$15.14	$13.19	$13.86	$10.92	$7.55	$13.43	$12.00	$10.64	
Value at end of period	$22.35	$20.21	$15.14	$13.19	$13.86	$10.92	$7.55	$13.43	$12.00	
Number of accumulation units outstanding at end of period	0	0	0	0	0	141	12,723	11,606	12,276	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.06	$14.07	$12.13	$12.37	$10.87	$8.79	$13.81	$13.55	$11.50	$10.86
Value at end of period	$19.20	$18.06	$14.07	$12.13	$12.37	$10.87	$8.79	$13.81	$13.55	$11.50
Number of accumulation units outstanding at end of period	11,135	9,471	7,810	19,934	0	0	0	1,985	35,830	26,832
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.49	$15.83	$13.12	$14.05	$13.15	$10.02	$16.79	$17.07		
Value at end of period	$19.74	$20.49	$15.83	$13.12	$14.05	$13.15	$10.02	$16.79		
Number of accumulation units outstanding at end of period	1,228	1,209	1,361	11	11	963	27,025	27,159		
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$12.65	$10.46	$10.03							
Value at end of period	$11.96	$12.65	$10.46							
Number of accumulation units outstanding at end of period	7,375	6,008	4,656							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$17.35	$13.32	$12.00	$11.36	$10.15	$8.64	$13.08	$12.74	$11.09	
Value at end of period	$19.04	$17.35	$13.32	$12.00	$11.36	$10.15	$8.64	$13.08	$12.74	
Number of accumulation units outstanding at end of period	0	14	42,922	21,389	39,666	42,606	78,929	76,283	28,387	
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.37	$15.66	$13.97	$14.45	$11.93	$8.27				
Value at end of period	$22.67	$21.37	$15.66	$13.97	$14.45	$11.93				
Number of accumulation units outstanding at end of period	0	0	0	0	7,279	6,340				

Condensed Financial Information (continued)

TABLE 21

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.13	$14.38								
Value at end of period	$20.29	$18.13								
Number of accumulation units outstanding at end of period	757	452								
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.64	$12.54	$10.80	$10.35	$9.26	$7.75	$13.24	$12.70	$10.99	$10.74
Value at end of period	$17.89	$16.64	$12.54	$10.80	$10.35	$9.26	$7.75	$13.24	$12.70	$10.99
Number of accumulation units outstanding at end of period	0	0	0	0	419	0	0	0	0	3,278
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$25.15	$19.35	$17.75	$17.59	$14.25	$11.64	$16.02	$15.28	$13.04	$11.56
Value at end of period	$25.24	$25.15	$19.35	$17.75	$17.59	$14.25	$11.64	$16.02	$15.28	$13.04
Number of accumulation units outstanding at end of period	223	270	5,708	8,858	6,260	0	6,834	6,490	6,684	7,055
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.58	$14.51	$13.40	$13.19						
Value at end of period	$20.03	$18.58	$14.51	$13.40						
Number of accumulation units outstanding at end of period	0	0	0	30						
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$16.89	$14.06	$12.48	$12.18	$10.92	$9.13	$12.46	$11.85	$10.74	$10.52
Value at end of period	$18.15	$16.89	$14.06	$12.48	$12.18	$10.92	$9.13	$12.46	$11.85	$10.74
Number of accumulation units outstanding at end of period	35	35	46,946	55,805	51,024	26,427	38,849	27,174	29,682	14,073
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$20.27	$14.05	$11.93	$13.06	$10.65					
Value at end of period	$21.63	$20.27	$14.05	$11.93	$13.06					
Number of accumulation units outstanding at end of period	2,836	0	0	808	746					
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$18.63	$13.05	$11.00	$12.57	$10.11	$6.27	$12.29	$12.67	$11.64	$11.54
Value at end of period	$20.39	$18.63	$13.05	$11.00	$12.57	$10.11	$6.27	$12.29	$12.67	$11.64
Number of accumulation units outstanding at end of period	689	13	31	1,100	4,654	2,402	1,903	2,738	6,068	8,534
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.16									
Value at end of period	$19.03									
Number of accumulation units outstanding at end of period	2,201									
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.73	$13.61	$12.29	$11.83						
Value at end of period	$18.05	$16.73	$13.61	$12.29						
Number of accumulation units outstanding at end of period	2,762	0	0	2,354						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$14.03	$10.51	$9.13	$9.65	$7.95	$5.74				
Value at end of period	$15.53	$14.03	$10.51	$9.13	$9.65	$7.95				
Number of accumulation units outstanding at end of period	974	741	886	3,194	0	48				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.90	$15.13	$13.02	$15.46						
Value at end of period	$20.79	$19.90	$15.13	$13.02						
Number of accumulation units outstanding at end of period	0	0	0	66						
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$14.47	$11.63	$9.75	$11.87						
Value at end of period	$14.26	$14.47	$11.63	$9.75						
Number of accumulation units outstanding at end of period	2,549	2,138	0	1,200						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$20.13	$16.98	$14.42	$16.91	$15.66	$11.40	$19.43	$16.55	$13.76	$11.48
Value at end of period	$19.35	$20.13	$16.98	$14.42	$16.91	$15.66	$11.40	$19.43	$16.55	$13.76
Number of accumulation units outstanding at end of period	7,539	5,989	8,075	14,030	19,391	25,708	17,629	7,921	10,394	7,329
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.87	$13.65	$11.92	$12.04						
Value at end of period	$19.30	$17.87	$13.65	$11.92						
Number of accumulation units outstanding at end of period	3,746	3,389	0	1,998						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.96	$16.19	$14.10	$14.67	$12.69	$9.48	$16.73	$14.43	$13.10	$11.36
Value at end of period	$23.13	$20.96	$16.19	$14.10	$14.67	$12.69	$9.48	$16.73	$14.43	$13.10
Number of accumulation units outstanding at end of period	19,982	16,374	26,666	40,200	31,700	36,123	41,661	35,531	39,270	23,773
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.15	$12.78	$11.05	$11.10	$9.77	$7.61	$13.46	$13.45	$11.34	$10.56
Value at end of period	$17.32	$16.15	$12.78	$11.05	$11.10	$9.77	$7.61	$13.46	$13.45	$11.34
Number of accumulation units outstanding at end of period	3,409	0	267	129	0	0	18	16	8,413	6,530
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$16.38	$12.19	$10.77	$10.90	$8.91	$7.04	$13.51	$10.79	$10.48	
Value at end of period	$17.98	$16.38	$12.19	$10.77	$10.90	$8.91	$7.04	$13.51	$10.79	
Number of accumulation units outstanding at end of period	0	0	0	0	41	3,932	3,415	4,829	3,987	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$13.07									
Value at end of period	$13.57									
Number of accumulation units outstanding at end of period	254									
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$22.12	$17.87	$15.96	$16.65	$15.17	$12.69	$17.54	$16.00	$13.16	$11.46
Value at end of period	$22.94	$22.12	$17.87	$15.96	$16.65	$15.17	$12.69	$17.54	$16.00	$13.16
Number of accumulation units outstanding at end of period	113	0	451	3,385	0	8,831	2,679	2,928	7,778	11,620
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$23.35	$17.35	$14.83	$15.60	$12.31	$9.65	$14.57	$15.11	$13.07	$12.24
Value at end of period	$23.20	$23.35	$17.35	$14.83	$15.60	$12.31	$9.65	$14.57	$15.11	$13.07
Number of accumulation units outstanding at end of period	2,726	2,092	2,390	2,537	1,963	2,368	4,104	1,536	0	50

CFI 172

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$20.01	$14.61	$13.35	$14.21	$11.20	$7.91	$13.93	$12.63	$11.89	$10.89
Value at end of period	$21.26	$20.01	$14.61	$13.35	$14.21	$11.20	$7.91	$13.93	$12.63	$11.89
Number of accumulation units outstanding at end of period	0	0	879	663	11,252	2,141	8,665	0	0	17,247
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$13.11	$10.10	$8.74	$9.65						
Value at end of period	$14.10	$13.11	$10.10	$8.74						
Number of accumulation units outstanding at end of period	1,808	0	0	6,999						
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$55.99	$39.74	$33.29	$32.32	$31.25	$24.80	$35.04	$31.82	$31.97	
Value at end of period	$66.62	$55.99	$39.74	$33.29	$32.32	$31.25	$24.80	$35.04	$31.82	
Number of accumulation units outstanding at end of period	94	0	176	778	2,249	303	828	882	804	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.54	$14.52	$13.30	$14.35	$12.90	$10.03	$13.98	$12.87	$11.72	$11.28
Value at end of period	$19.15	$18.54	$14.52	$13.30	$14.35	$12.90	$10.03	$13.98	$12.87	$11.72
Number of accumulation units outstanding at end of period	0	0	114	0	0	0	0	0	0	38
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$17.17	$12.72	$11.62	$12.31						
Value at end of period	$18.14	$17.17	$12.72	$11.62						
Number of accumulation units outstanding at end of period	659	460	0	1,711						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$18.10	$14.06	$12.43	$13.10	$10.56	$8.43	$14.09	$14.19	$13.22	
Value at end of period	$19.96	$18.10	$14.06	$12.43	$13.10	$10.56	$8.43	$14.09	$14.19	
Number of accumulation units outstanding at end of period	0	0	0	0	13,165	0	11,032	0	8,943	
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.37	$19.20	$17.58	$18.65	$14.95	$11.66	$17.11	$15.68	$13.18	$11.78
Value at end of period	$25.54	$25.37	$19.20	$17.58	$18.65	$14.95	$11.66	$17.11	$15.68	$13.18
Number of accumulation units outstanding at end of period	216	2,194	5,105	4,605	5,010	153	4,045	4,048	16,208	5,908
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$20.77	$16.59	$13.92	$15.27	$13.73	$10.12	$16.50	$14.41	$12.19	$11.13
Value at end of period	$21.15	$20.77	$16.59	$13.92	$15.27	$13.73	$10.12	$16.50	$14.41	$12.19
Number of accumulation units outstanding at end of period	3,700	3,320	358	4,525	0	8,823	152	86	10,424	2,053
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.53	$11.37	$10.13	$10.41	$9.65	$6.81	$12.73	$11.33	$10.66	$10.28
Value at end of period	$16.51	$14.53	$11.37	$10.13	$10.41	$9.65	$6.81	$12.73	$11.33	$10.66
Number of accumulation units outstanding at end of period	7	7	7	7	0	0	0	0	0	12,987
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$35.50	$33.16	$27.77	$34.31	$27.35	$15.23	$29.66	$22.43	$18.13	$13.23
Value at end of period	$33.39	$35.50	$33.16	$27.77	$34.31	$27.35	$15.23	$29.66	$22.43	$18.13
Number of accumulation units outstanding at end of period	2,729	0	5,192	6,285	6,245	3,365	9,218	11,295	17,828	29,430

CFI 173

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$5.92	$11.48	$12.79	$15.33						
Value at end of period	$4.95	$5.92	$11.48	$12.79						
Number of accumulation units outstanding at end of period	0	0	0	85						
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$10.96	$11.57	$10.57	$10.93						
Value at end of period	$10.86	$10.96	$11.57	$10.57						
Number of accumulation units outstanding at end of period	0	0	0	3,339						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.17	$13.19	$12.00	$12.37	$11.19	$9.33	$13.63	$12.61	$11.52	$11.03
Value at end of period	$16.18	$15.17	$13.19	$12.00	$12.37	$11.19	$9.33	$13.63	$12.61	$11.52
Number of accumulation units outstanding at end of period	0	0	0	3	0	0	0	0	7,743	6,495
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$13.63	$15.20	$14.15	$12.83	$12.02	$10.28	$11.56			
Value at end of period	$13.88	$13.63	$15.20	$14.15	$12.83	$12.02	$10.28			
Number of accumulation units outstanding at end of period	2,474	2,230	2,975	0	0	0	53			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$8.35	$8.64	$8.14							
Value at end of period	$7.21	$8.35	$8.64							
Number of accumulation units outstanding at end of period	0	0	223							
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$17.23	$15.53	$13.67	$14.08	$12.12	$7.57	$12.16	$11.51	$10.54	$10.37
Value at end of period	$17.00	$17.23	$15.53	$13.67	$14.08	$12.12	$7.57	$12.16	$11.51	$10.54
Number of accumulation units outstanding at end of period	1,458	509	605	5,471	7,360	11,399	7,369	4,068	15,438	14,200
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.07	$12.07								
Value at end of period	$12.48	$12.07								
Number of accumulation units outstanding at end of period	642	392								
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$22.11	$17.06	$14.48	$15.45	$13.47	$9.32	$14.44	$14.57	$12.30	$11.31
Value at end of period	$24.10	$22.11	$17.06	$14.48	$15.45	$13.47	$9.32	$14.44	$14.57	$12.30
Number of accumulation units outstanding at end of period	0	0	53	509	0	322	162	143	0	11,378
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.87									
Value at end of period	$10.82									
Number of accumulation units outstanding at end of period	4,371									
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.36	$14.61	$12.47	$14.46	$13.49	$9.12	$17.12	$14.78	$12.47	$12.23
Value at end of period	$16.18	$18.36	$14.61	$12.47	$14.46	$13.49	$9.12	$17.12	$14.78	$12.47
Number of accumulation units outstanding at end of period	147	166	163	1,709	8,124	0	6,446	0	0	
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$19.06	$14.43	$12.13	$12.91	$11.65	$8.77	$14.58	$13.32	$12.16	$10.79
Value at end of period	$20.56	$19.06	$14.43	$12.13	$12.91	$11.65	$8.77	$14.58	$13.32	$12.16
Number of accumulation units outstanding at end of period	13,917	12,698	24,241	37,095	67,735	57,925	38,414	30,972	39,887	18,984

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$17.42	$14.94	$13.52	$12.98	$11.75	$9.57	$13.65	$13.33	$11.23	$11.01
Value at end of period	$18.62	$17.42	$14.94	$13.52	$12.98	$11.75	$9.57	$13.65	$13.33	$11.23
Number of accumulation units outstanding at end of period	11,467	5,142	5,079	15,736	4,331	12,830	11,935	13,239	0	5,704
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.26	$14.86								
Value at end of period	$19.19	$18.26								
Number of accumulation units outstanding at end of period	839	57								
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$14.38	$14.80	$13.86	$13.56	$12.73	$11.42	$11.56	$10.67	$10.36	$10.30
Value at end of period	$14.98	$14.38	$14.80	$13.86	$13.56	$12.73	$11.42	$11.56	$10.67	$10.36
Number of accumulation units outstanding at end of period	30,708	20,857	37,743	48,957	45,857	25,393	40,172	20,424	9,806	15,132
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$14.72	$12.77	$11.38	$11.68	$10.36	$8.80	$11.68			
Value at end of period	$15.45	$14.72	$12.77	$11.38	$11.68	$10.36	$8.80			
Number of accumulation units outstanding at end of period	1,121	1,126	1,258	1,530	2,058	2,160	8,397			
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$22.40	$17.33	$14.90	$15.11	$13.56	$11.73				
Value at end of period	$24.35	$22.40	$17.33	$14.90	$15.11	$13.56				
Number of accumulation units outstanding at end of period	1,002	0	37	30	860	75				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.29	$12.97	$12.17	$12.09						
Value at end of period	$12.18	$12.29	$12.97	$12.17						
Number of accumulation units outstanding at end of period	0	0	3	717						
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.38	$12.80	$13.32	$15.17						
Value at end of period	$12.55	$14.38	$12.80	$13.32						
Number of accumulation units outstanding at end of period	0	0	0	765						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$13.55	$13.94	$13.69	$12.87	$12.24	$11.77	$11.13	$10.63	$10.29	$10.24
Value at end of period	$14.07	$13.55	$13.94	$13.69	$12.87	$12.24	$11.77	$11.13	$10.63	$10.29
Number of accumulation units outstanding at end of period	2,123	795	1,928	9,890	35	29,347	4,508	3,094	782	3,736
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.19	$15.67	$13.72	$13.94	$12.38	$11.25				
Value at end of period	$22.06	$20.19	$15.67	$13.72	$13.94	$12.38				
Number of accumulation units outstanding at end of period	734	0	1,361	206	2,259	1,977				
VOYA GROWTH OPPORTUNITIES FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$17.82									
Value at end of period	$19.88									
Number of accumulation units outstanding at end of period	5,037									
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$16.77	$16.05	$14.23	$13.85						
Value at end of period	$16.78	$16.77	$16.05	$14.23						
Number of accumulation units outstanding at end of period	2,209	1,748	0	13,928						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$16.07	$12.26	$10.87	$11.03	$9.81	$8.08	$13.05	$12.60	$11.15	$10.73
Value at end of period	$18.05	$16.07	$12.26	$10.87	$11.03	$9.81	$8.08	$13.05	$12.60	$11.15
Number of accumulation units outstanding at end of period	4,641	6,907	7,471	14,340	20,670	28,314	21,105	9,724	9,139	2,594
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$20.01	$15.08	$12.99	$13.33	$11.09	$8.53	$13.86	$13.33	$12.35	$11.27
Value at end of period	$21.61	$20.01	$15.08	$12.99	$13.33	$11.09	$8.53	$13.86	$13.33	$12.35
Number of accumulation units outstanding at end of period	2,563	3,006	2,568	4,186	4,002	8,358	5,038	5,095	1,285	970
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.27	$13.69	$12.36	$12.62	$10.42	$8.46	$12.92	$13.98	$12.45	$12.37
Value at end of period	$20.03	$19.27	$13.69	$12.36	$12.62	$10.42	$8.46	$12.92	$13.98	$12.45
Number of accumulation units outstanding at end of period	509	257	258	1,484	1,897	2,674	1,075	2,493	3,792	3,096
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.00	$11.98	$11.85							
Value at end of period	$13.59	$13.00	$11.98							
Number of accumulation units outstanding at end of period	3,053	1,236	1,059							
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$14.53									
Value at end of period	$15.11									
Number of accumulation units outstanding at end of period	13									
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.38									
Value at end of period	$16.08									
Number of accumulation units outstanding at end of period	596									
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during January 2014)										
Value at beginning of period	$15.39									
Value at end of period	$16.61									
Number of accumulation units outstanding at end of period	3,558									
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$15.29									
Value at end of period	$16.10									
Number of accumulation units outstanding at end of period	1,055									
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.37									
Value at end of period	$13.04									
Number of accumulation units outstanding at end of period	27									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$13.68	$13.92	$12.91	$12.11	$11.15	$9.98	$11.20	$10.70	$10.41	$10.39
Value at end of period	$14.42	$13.68	$13.92	$12.91	$12.11	$11.15	$9.98	$11.20	$10.70	$10.41
Number of accumulation units outstanding at end of period	399	399	410	3,007	29,735	9,979	305	0	8,902	5,862
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.61	$13.81	$12.79	$12.06	$11.13	$10.11	$11.20	$10.70	$10.42	$10.25
Value at end of period	$14.32	$13.61	$13.81	$12.79	$12.06	$11.13	$10.11	$11.20	$10.70	$10.42
Number of accumulation units outstanding at end of period	18,506	2,741	539	14,817	502	12,928	2,716	2,792	1,338	331

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.71	$8.09	$6.90	$7.96	$7.47	$5.40				
Value at end of period	$9.02	$9.71	$8.09	$6.90	$7.96	$7.47				
Number of accumulation units outstanding at end of period	147	0	0	0	0	111				
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$15.52	$12.93	$10.95	$13.01	$12.82	$10.18	$17.96	$16.00	$12.48	$11.30
Value at end of period	$14.60	$15.52	$12.93	$10.95	$13.01	$12.82	$10.18	$17.96	$16.00	$12.48
Number of accumulation units outstanding at end of period	0	0	72	840	0	977	990	847	3,349	794
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.33	$9.55	$8.44	$8.26	$7.01	$6.31	$9.15	$9.33		
Value at end of period	$13.39	$12.33	$9.55	$8.44	$8.26	$7.01	$6.31	$9.15		
Number of accumulation units outstanding at end of period	15,558	17,769	8,771	7,507	0	0	260	169		
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.17	$10.19								
Value at end of period	$13.10	$12.17								
Number of accumulation units outstanding at end of period	2,047	1,597								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$10.22	$10.37	$10.52	$10.68	$10.81	$10.94	$10.93			
Value at end of period	$10.06	$10.22	$10.37	$10.52	$10.68	$10.81	$10.94			
Number of accumulation units outstanding at end of period	0	0	7	2,398	0	950	942			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$20.53	$16.14	$15.41							
Value at end of period	$19.08	$20.53	$16.14							
Number of accumulation units outstanding at end of period	1,465	227	228							
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.59	$10.55	$9.67	$10.25	$8.94	$6.81				
Value at end of period	$15.47	$13.59	$10.55	$9.67	$10.25	$8.94				
Number of accumulation units outstanding at end of period	0	0	0	0	754	5,432				
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.55	$10.51	$9.64	$10.21	$8.91	$6.85				
Value at end of period	$15.41	$13.55	$10.51	$9.64	$10.21	$8.91				
Number of accumulation units outstanding at end of period	0	0	0	0	0	184				
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$20.32	$20.17	$17.67	$16.32	$12.94	$10.08	$15.70	$19.00	$14.11	$13.48
Value at end of period	$26.18	$20.32	$20.17	$17.67	$16.32	$12.94	$10.08	$15.70	$19.00	$14.11
Number of accumulation units outstanding at end of period	2,001	1,135	1,670	5,005	4,842	7,282	4,032	2,447	15,851	8,697
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.60	$10.43	$10.33							
Value at end of period	$15.16	$13.60	$10.43							
Number of accumulation units outstanding at end of period	574	221	205							

CFI 177

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.03	$11.34	$9.81	$10.12	$8.19	$5.90				
Value at end of period	$16.73	$15.03	$11.34	$9.81	$10.12	$8.19				
Number of accumulation units outstanding at end of period	1,172	341	0	0	0	2,816				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$16.17	$11.80	$10.29	$10.85	$8.69	$6.57				
Value at end of period	$16.75	$16.17	$11.80	$10.29	$10.85	$8.69				
Number of accumulation units outstanding at end of period	39	0	0	0	0	42				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$26.24	$19.09	$16.78	$16.64						
Value at end of period	$27.38	$26.24	$19.09	$16.78						
Number of accumulation units outstanding at end of period	165	2	0	1,267						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$23.14	$16.97	$14.97	$15.50	$12.59	$9.97	$14.60	$13.93	$12.05	$11.44
Value at end of period	$24.41	$23.14	$16.97	$14.97	$15.50	$12.59	$9.97	$14.60	$13.93	$12.05
Number of accumulation units outstanding at end of period	0	0	2	926	0	158	111	42	0	34
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.21	$12.24	$11.12	$11.32	$10.79					
Value at end of period	$13.81	$13.21	$12.24	$11.12	$11.32					
Number of accumulation units outstanding at end of period	26,901	28,437	32,906	86,262	40,512					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.56	$12.67	$11.29	$11.79	$11.05					
Value at end of period	$15.19	$14.56	$12.67	$11.29	$11.79					
Number of accumulation units outstanding at end of period	78,297	85,218	91,845	113,861	102,087					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.30	$12.86	$11.30	$11.99	$11.20					
Value at end of period	$15.98	$15.30	$12.86	$11.30	$11.99					
Number of accumulation units outstanding at end of period	53,538	51,551	71,016	88,192	68,623					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.81	$12.95	$11.34	$12.11	$11.26					
Value at end of period	$16.57	$15.81	$12.95	$11.34	$12.11					
Number of accumulation units outstanding at end of period	63,437	49,292	65,264	90,907	65,046					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.08	$12.35	$10.82	$11.77						
Value at end of period	$15.84	$15.08	$12.35	$10.82						
Number of accumulation units outstanding at end of period	3,571	1,724	870	268						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.50	$11.82	$10.89	$10.97	$10.50					
Value at end of period	$13.07	$12.50	$11.82	$10.89	$10.97					
Number of accumulation units outstanding at end of period	138	2,715	17,302	28,346	32,230					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.48	$13.06	$11.76	$11.69	$10.65	$9.14	$12.09	$11.56	$10.79	$10.40
Value at end of period	$15.26	$14.48	$13.06	$11.76	$11.69	$10.65	$9.14	$12.09	$11.56	$10.79
Number of accumulation units outstanding at end of period	3,096	445	19,455	25,017	17,735	2,159	22,668	22,110	22,353	10,758
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.30	$12.65	$11.13	$11.59	$10.37	$8.38	$13.25	$12.76	$11.41	$10.55
Value at end of period	$16.12	$15.30	$12.65	$11.13	$11.59	$10.37	$8.38	$13.25	$12.76	$11.41
Number of accumulation units outstanding at end of period	3,927	14	19,226	29,372	34,752	15,994	35,346	29,104	35,524	21,242
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.81	$12.85	$11.44	$11.64	$10.51	$8.73	$12.70	$12.18	$11.08	$10.49
Value at end of period	$15.62	$14.81	$12.85	$11.44	$11.64	$10.51	$8.73	$12.70	$12.18	$11.08
Number of accumulation units outstanding at end of period	10,185	539	4,891	11,170	15,703	4,004	23,620	25,526	18,042	30,618
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$11.68	$12.14	$11.83	$11.18	$10.66	$10.61				
Value at end of period	$12.20	$11.68	$12.14	$11.83	$11.18	$10.66				
Number of accumulation units outstanding at end of period	7,059	5,492	0	0	0	3,131				
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$23.22	$17.85	$15.50	$16.16	$13.38	$9.96	$12.84			
Value at end of period	$25.85	$23.22	$17.85	$15.50	$16.16	$13.38	$9.96			
Number of accumulation units outstanding at end of period	0	0	0	0	9,179	0	7,245			
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$24.88	$18.10	$15.28	$15.10	$12.05	$9.00	$15.48	$14.74	$12.92	$11.99
Value at end of period	$25.70	$24.88	$18.10	$15.28	$15.10	$12.05	$9.00	$15.48	$14.74	$12.92
Number of accumulation units outstanding at end of period	4,825	2,375	8,661	10,864	14,055	5,485	17,765	11,800	2,492	1,475
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.97	$12.84	$11.24	$10.38	$8.20	$6.10	$10.03	$10.35		
Value at end of period	$16.65	$12.97	$12.84	$11.24	$10.38	$8.20	$6.10	$10.03		
Number of accumulation units outstanding at end of period	0	0	0	1,153	0	0	0	262		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$15.12	$11.33	$10.20	$10.81	$9.74	$7.43				
Value at end of period	$16.89	$15.12	$11.33	$10.20	$10.81	$9.74				
Number of accumulation units outstanding at end of period	0	0	0	739	0	819				
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.51	$11.19	$9.90	$10.27	$8.28	$6.71	$10.28	$10.91		
Value at end of period	$16.02	$15.51	$11.19	$9.90	$10.27	$8.28	$6.71	$10.28		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,000		
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$21.02	$15.62	$13.77	$15.62	$12.30	$8.93	$14.83	$13.44		
Value at end of period	$22.05	$21.02	$15.62	$13.77	$15.62	$12.30	$8.93	$14.83		
Number of accumulation units outstanding at end of period	4,486	3,024	3,660	8,710	4,429	5,636	4,131	7,672		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$17.74	$13.27	$11.30	$11.66	$10.23	$8.04	$12.78	$13.21	$11.51	$11.11
Value at end of period	$19.17	$17.74	$13.27	$11.30	$11.66	$10.23	$8.04	$12.78	$13.21	$11.51
Number of accumulation units outstanding at end of period	1,074	7	4,457	5,753	12,323	772	3,959	3,500	2,484	3,311
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$13.56	$13.59								
Value at end of period	$13.54	$13.56								
Number of accumulation units outstanding at end of period	483	278								
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$22.96	$17.63	$14.84	$14.72	$12.09	$9.72	$14.66	$14.47	$12.54	$11.82
Value at end of period	$26.13	$22.96	$17.63	$14.84	$14.72	$12.09	$9.72	$14.66	$14.47	$12.54
Number of accumulation units outstanding at end of period	4,235	2,232	5,824	8,240	6,046	3,466	8,891	8,090	5,232	3,893
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.75	$16.22								
Value at end of period	$22.24	$20.75								
Number of accumulation units outstanding at end of period	290	203								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.25	$14.54	$12.10	$13.33	$11.63	$8.44	$14.31	$13.60	$11.67	$9.88
Value at end of period	$18.44	$18.25	$14.54	$12.10	$13.33	$11.63	$8.44	$14.31	$13.60	$11.67
Number of accumulation units outstanding at end of period	6,872	4,970	1,871	6,084	3,674	7,638	9,681	6,919	3,932	3,199
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$18.70	$16.85	$14.70	$14.99	$12.75	$7.73	$10.64			
Value at end of period	$18.53	$18.70	$16.85	$14.70	$14.99	$12.75	$7.73			
Number of accumulation units outstanding at end of period	1,619	340	110	0	0	0	14			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19	$12.81	$12.41	$10.94	$10.29
Value at end of period	$21.09	$19.01	$15.73	$13.89	$13.65	$12.11	$9.19	$12.81	$12.41	$10.94
Number of accumulation units outstanding at end of period	1,142	770	192	15,012	1,609	21,154	0	0	29,717	19,242
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$20.11	$16.12								
Value at end of period	$22.22	$20.11								
Number of accumulation units outstanding at end of period	7,339	6,901								
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$17.97	$14.01	$12.08	$12.32	$10.84	$8.77	$13.79	$13.53	$11.48	$11.16
Value at end of period	$19.10	$17.97	$14.01	$12.08	$12.32	$10.84	$8.77	$13.79	$13.53	$11.48
Number of accumulation units outstanding at end of period	2,239	1,917	5	15,362	18,508	1,947	17,183	1,208	0	820
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$19.95	$14.50	$12.35	$12.64	$10.95	$7.76	$13.59	$12.53	$11.19	$10.50
Value at end of period	$21.41	$19.95	$14.50	$12.35	$12.64	$10.95	$7.76	$13.59	$12.53	$11.19
Number of accumulation units outstanding at end of period	2,205	1,866	66	1,818	0	1,553	1,472	1,308	0	1,318

CFI 180

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$12.77	$12.67								
Value at end of period	$11.78	$12.77								
Number of accumulation units outstanding at end of period	85	63								
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.41	$15.77	$13.09	$14.01	$13.13	$10.01	$16.77	$17.05		
Value at end of period	$19.65	$20.41	$15.77	$13.09	$14.01	$13.13	$10.01	$16.77		
Number of accumulation units outstanding at end of period	0	0	1,139	1,428	1,832	1,624	2,831	2,459		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.59	$10.52	$8.73	$9.37	$8.78	$6.71	$9.38			
Value at end of period	$13.07	$13.59	$10.52	$8.73	$9.37	$8.78	$6.71			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	36			
WANGER INTERNATIONAL										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$12.61	$10.43	$8.68	$10.29	$8.34	$7.93				
Value at end of period	$11.91	$12.61	$10.43	$8.68	$10.29	$8.34				
Number of accumulation units outstanding at end of period	1,158	945	1,344	3,333	0	2,091				
WANGER USA										
(Funds were first received in this option during April 2011)										
Value at beginning of period	$24.26	$18.36	$15.48	$17.26						
Value at end of period	$25.12	$24.26	$18.36	$15.48						
Number of accumulation units outstanding at end of period	0	0	0	703						
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.26	$13.26	$11.95	$11.32	$10.12	$8.62	$13.05	$12.72	$10.93	$10.70
Value at end of period	$18.94	$17.26	$13.26	$11.95	$11.32	$10.12	$8.62	$13.05	$12.72	$10.93
Number of accumulation units outstanding at end of period	13,003	13,062	7,348	5,163	6,465	50,037	17,697	9,528	15,844	0
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$21.26	$15.59	$13.92	$14.40	$11.90	$9.28	$13.76	$15.16	$12.65	$12.49
Value at end of period	$22.54	$21.26	$15.59	$13.92	$14.40	$11.90	$9.28	$13.76	$15.16	$12.65
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,444	5,209

TABLE 22
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$17.97									
Value at end of period	$20.24									
Number of accumulation units outstanding at end of period	196									
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$16.56	$12.49	$10.76	$10.32	$9.23	$7.73	$13.22	$12.68	$10.98	$10.73
Value at end of period	$17.80	$16.56	$12.49	$10.76	$10.32	$9.23	$7.73	$13.22	$12.68	$10.98
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,741	800	554	498	512

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$25.02	$19.26	$17.68	$17.53	$13.75					
Value at end of period	$25.11	$25.02	$19.26	$17.68	$17.53					
Number of accumulation units outstanding at end of period	0	0	0	0	1,643					
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$18.09	$14.92	$14.22							
Value at end of period	$20.36	$18.09	$14.92							
Number of accumulation units outstanding at end of period	713	1,641	2,263							
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.54	$14.48	$13.38	$13.30	$12.00	$11.93				
Value at end of period	$19.97	$18.54	$14.48	$13.38	$13.30	$12.00				
Number of accumulation units outstanding at end of period	147	147	229	229	215	284				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.81	$14.00	$12.43	$12.14	$10.89	$9.11	$12.43	$11.83	$10.73	$10.54
Value at end of period	$18.05	$16.81	$14.00	$12.43	$12.14	$10.89	$9.11	$12.43	$11.83	$10.73
Number of accumulation units outstanding at end of period	483	483	3,106	2,069	0	3,401	0	712	55	387
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$11.67	$13.03	$12.57							
Value at end of period	$11.82	$11.67	$13.03							
Number of accumulation units outstanding at end of period	4,526	0	2,827							
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$20.17	$13.99	$11.89	$13.01	$11.03	$6.86	$11.75	$12.08	$11.04	$10.88
Value at end of period	$21.51	$20.17	$13.99	$11.89	$13.01	$11.03	$6.86	$11.75	$12.08	$11.04
Number of accumulation units outstanding at end of period	468	0	0	1,074	330	10	945	6,946	0	2,368
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.54	$12.99	$10.95	$12.53	$10.08	$6.26	$12.26	$12.65	$11.63	$11.68
Value at end of period	$20.28	$18.54	$12.99	$10.95	$12.53	$10.08	$6.26	$12.26	$12.65	$11.63
Number of accumulation units outstanding at end of period	2,534	0	2,701	779	0	0	538	1,221	3,772	3,957
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$16.70	$13.59	$12.44							
Value at end of period	$18.00	$16.70	$13.59							
Number of accumulation units outstanding at end of period	797	1,473	10,018							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$23.37									
Value at end of period	$23.87									
Number of accumulation units outstanding at end of period	205									
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.97	$14.58	$13.28							
Value at end of period	$18.43	$17.97	$14.58							
Number of accumulation units outstanding at end of period	2,545	1,691	1,410							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$14.00	$10.48	$9.11	$9.64	$7.94	$7.55				
Value at end of period	$15.48	$14.00	$10.48	$9.11	$9.64	$7.94				
Number of accumulation units outstanding at end of period	0	0	0	419	407	132				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$19.85	$16.02								
Value at end of period	$20.73	$19.85								
Number of accumulation units outstanding at end of period	223	177								
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$14.44	$11.61	$10.84							
Value at end of period	$14.23	$14.44	$11.61							
Number of accumulation units outstanding at end of period	1,403	1,846	208							
DODGE & COX STOCK FUND										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$18.36									
Value at end of period	$19.69									
Number of accumulation units outstanding at end of period	833									
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.18	$15.00								
Value at end of period	$19.91	$18.18								
Number of accumulation units outstanding at end of period	433	248								
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$20.03	$16.90	$14.37	$16.85	$15.61	$11.37	$19.39	$16.52	$14.77	
Value at end of period	$19.25	$20.03	$16.90	$14.37	$16.85	$15.61	$11.37	$19.39	$16.52	
Number of accumulation units outstanding at end of period	2,174	13,774	17,148	12,996	11,685	16,897	13,673	23,442	4,075	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.85	$16.11	$14.05	$14.62	$12.65	$9.46	$16.70	$14.41	$13.08	$11.35
Value at end of period	$23.01	$20.85	$16.11	$14.05	$14.62	$12.65	$9.46	$16.70	$14.41	$13.08
Number of accumulation units outstanding at end of period	4,820	13,926	19,343	16,901	10,192	5,387	13,269	12,229	23,560	15,281
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$16.07	$12.73	$11.01	$11.06	$9.74	$7.59	$13.44	$13.43	$11.80	
Value at end of period	$17.22	$16.07	$12.73	$11.01	$11.06	$9.74	$7.59	$13.44	$13.43	
Number of accumulation units outstanding at end of period	0	134	5,670	3,836	271	267	1,981	1,388	413	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.30	$12.13	$10.73	$11.20						
Value at end of period	$17.88	$16.30	$12.13	$10.73						
Number of accumulation units outstanding at end of period	0	0	457	221						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
Value at beginning of period	$22.01	$17.79	$15.90	$16.59	$15.12	$12.66	$17.51	$15.98	$13.15	$11.54
Value at end of period	$22.82	$22.01	$17.79	$15.90	$16.59	$15.12	$12.66	$17.51	$15.98	$13.15
Number of accumulation units outstanding at end of period	282	983	3,813	2,758	3,949	3,509	94	0	0	886
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$23.24	$17.27	$14.77	$15.54	$12.27	$9.62	$13.35			
Value at end of period	$23.08	$23.24	$17.27	$14.77	$15.54	$12.27	$9.62			
Number of accumulation units outstanding at end of period	40	4,267	4,809	4,239	719	575	4,006			

CFI 183

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.91	$14.55	$13.30	$14.16	$11.16	$7.89	$13.91	$12.61	$12.57	
Value at end of period	$21.15	$19.91	$14.55	$13.30	$14.16	$11.16	$7.89	$13.91	$12.61	
Number of accumulation units outstanding at end of period	0	0	503	1,122	0	0	4,031	2,286	1,847	
FUNDAMENTAL INVESTORS^SM (CLASS R-3)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$13.08	$10.08	$8.72	$9.02	$8.01	$7.96				
Value at end of period	$14.05	$13.08	$10.08	$8.72	$9.02	$8.01				
Number of accumulation units outstanding at end of period	8,318	2,107	2,457	2,251	3,697	1,959				
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.14									
Value at end of period	$19.14									
Number of accumulation units outstanding at end of period	31									
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$55.76	$39.59	$33.18	$32.23	$31.18	$24.76	$35.00	$31.80	$31.16	
Value at end of period	$66.30	$55.76	$39.59	$33.18	$32.23	$31.18	$24.76	$35.00	$31.80	
Number of accumulation units outstanding at end of period	0	1,402	1,758	772	0	0	0	0	80	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$18.45	$14.45	$13.25	$14.30	$12.87	$12.74				
Value at end of period	$19.05	$18.45	$14.45	$13.25	$14.30	$12.87				
Number of accumulation units outstanding at end of period	0	0	358	99	140	82				
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$25.66	$18.01	$17.69							
Value at end of period	$27.15	$25.66	$18.01							
Number of accumulation units outstanding at end of period	0	1,238	2,080							
LAZARD U.S. MID CAP EQUITY PORTFOLIO (OPEN SHARES)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30	$8.02			
Value at end of period	$12.56	$11.16	$8.52	$8.19	$8.80	$7.24	$5.30			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	46			
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$23.81	$15.34	$15.28							
Value at end of period	$24.28	$23.81	$15.34							
Number of accumulation units outstanding at end of period	329	40	171							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$18.01	$14.00	$12.38	$13.05	$10.53	$8.41	$14.07	$14.17	$12.77	$11.95
Value at end of period	$19.85	$18.01	$14.00	$12.38	$13.05	$10.53	$8.41	$14.07	$14.17	$12.77
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	7,063	2,747
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$25.24	$19.12	$17.51	$18.59	$14.91	$11.63	$17.08	$15.66	$13.17	$11.78
Value at end of period	$25.40	$25.24	$19.12	$17.51	$18.59	$14.91	$11.63	$17.08	$15.66	$13.17
Number of accumulation units outstanding at end of period	0	0	0	0	377	382	334	244	3,178	0
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.16	$14.14	$12.25	$12.25	$10.87	$7.84	$12.59	$11.44	$10.79	$10.28
Value at end of period	$20.00	$18.16	$14.14	$12.25	$12.25	$10.87	$7.84	$12.59	$11.44	$10.79
Number of accumulation units outstanding at end of period	0	1,291	0	0	0	0	0	0	0	9

CFI 184

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.12	$11.11	$10.17	$10.64	$8.80	$6.85	$11.37	$11.38		
Value at end of period	$16.44	$15.12	$11.11	$10.17	$10.64	$8.80	$6.85	$11.37		
Number of accumulation units outstanding at end of period	4	2,123	2,538	834	0	0	441	2,108		
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$20.67	$16.52	$13.87	$15.22	$13.69	$10.09	$16.46	$15.45		
Value at end of period	$21.03	$20.67	$16.52	$13.87	$15.22	$13.69	$10.09	$16.46		
Number of accumulation units outstanding at end of period	83	1,856	4,958	1,641	247	0	4,178	1,036		
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
Value at beginning of period	$14.45	$11.32	$10.09	$10.38	$9.63	$6.79	$12.71	$11.31	$10.65	$10.30
Value at end of period	$16.42	$14.45	$11.32	$10.09	$10.38	$9.63	$6.79	$12.71	$11.31	$10.65
Number of accumulation units outstanding at end of period	0	0	0	445	0	0	0	0	0	3,424
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$35.32	$33.01	$27.66	$34.20	$27.27	$15.19	$29.60	$22.39	$18.11	$13.20
Value at end of period	$33.21	$35.32	$33.01	$27.66	$34.20	$27.27	$15.19	$29.60	$22.39	$18.11
Number of accumulation units outstanding at end of period	2,084	1,639	2,615	2,355	183	215	532	1,500	9,254	6
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$5.91	$9.17								
Value at end of period	$4.94	$5.91								
Number of accumulation units outstanding at end of period	339	73								
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$10.94	$11.55	$11.39							
Value at end of period	$10.84	$10.94	$11.55							
Number of accumulation units outstanding at end of period	745	293	486							
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$15.09	$13.13	$11.95	$12.33	$11.16	$9.31	$13.60	$12.59	$11.85	
Value at end of period	$16.09	$15.09	$13.13	$11.95	$12.33	$11.16	$9.31	$13.60	$12.59	
Number of accumulation units outstanding at end of period	2,554	3,497	917	3,335	0	0	472	0	21	
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.58	$15.15	$14.11	$12.80	$12.00	$10.27	$9.99			
Value at end of period	$13.82	$13.58	$15.15	$14.11	$12.80	$12.00	$10.27			
Number of accumulation units outstanding at end of period	992	535	4,235	5,154	11,113	10,563	397			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.33	$8.61	$7.80	$10.33	$9.04	$7.18				
Value at end of period	$7.18	$8.33	$8.61	$7.80	$10.33	$9.04				
Number of accumulation units outstanding at end of period	0	0	0	0	396	966				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$17.15	$15.46	$13.62	$14.03	$12.08	$7.55	$12.14	$11.50	$10.76	
Value at end of period	$16.91	$17.15	$15.46	$13.62	$14.03	$12.08	$7.55	$12.14	$11.50	
Number of accumulation units outstanding at end of period	322	294	2,143	0	1,549	1,369	5,573	12,352	723	
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$12.05	$12.02	$11.61							
Value at end of period	$12.45	$12.05	$12.02							
Number of accumulation units outstanding at end of period	3,142	0	216							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$22.00	$16.99	$14.43	$15.39	$13.43	$9.29	$14.42	$15.46		
Value at end of period	$23.96	$22.00	$16.99	$14.43	$15.39	$13.43	$9.29	$14.42		
Number of accumulation units outstanding at end of period	0	29	76	0	247	271	2,215	1,512		
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$18.27	$14.55	$12.42	$14.41	$13.45	$9.10	$17.09	$14.76	$12.46	$11.40
Value at end of period	$16.09	$18.27	$14.55	$12.42	$14.41	$13.45	$9.10	$17.09	$14.76	$12.46
Number of accumulation units outstanding at end of period	961	1,521	1,106	0	105	87	1,194	811	1,216	1,124
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.97	$14.37	$12.08	$12.87	$11.62	$8.75	$14.56	$13.30	$12.15	$10.78
Value at end of period	$20.45	$18.97	$14.37	$12.08	$12.87	$11.62	$8.75	$14.56	$13.30	$12.15
Number of accumulation units outstanding at end of period	7,464	31,436	31,020	27,708	35,907	41,918	22,146	23,728	9,186	1,154
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.33	$14.87	$13.47	$12.94	$11.72	$9.54	$13.62	$13.31	$11.81	
Value at end of period	$18.52	$17.33	$14.87	$13.47	$12.94	$11.72	$9.54	$13.62	$13.31	
Number of accumulation units outstanding at end of period	2	5,940	10,694	6,384	159	1,918	1,743	21,197	96	
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$12.86									
Value at end of period	$12.35									
Number of accumulation units outstanding at end of period	448									
VANGUARD® EQUITY INCOME PORTFOLIO										
Value at beginning of period	$19.07	$14.91	$13.37	$12.32	$10.92	$9.51	$13.99	$13.61	$11.46	$11.19
Value at end of period	$20.90	$19.07	$14.91	$13.37	$12.32	$10.92	$9.51	$13.99	$13.61	$11.46
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	465
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$18.36									
Value at end of period	$19.14									
Number of accumulation units outstanding at end of period	323									
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.31	$14.74	$13.81	$13.51	$12.69	$11.39	$11.53	$10.65	$10.35	$10.25
Value at end of period	$14.89	$14.31	$14.74	$13.81	$13.51	$12.69	$11.39	$11.53	$10.65	$10.35
Number of accumulation units outstanding at end of period	2,922	9,429	10,266	3,992	5,920	9,983	781	9,851	603	627
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$14.65	$12.72	$11.34	$11.64	$10.33	$8.78	$11.65			
Value at end of period	$15.36	$14.65	$12.72	$11.34	$11.64	$10.33	$8.78			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	10,371			
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.35	$17.29	$14.88	$15.90						
Value at end of period	$24.28	$22.35	$17.29	$14.88						
Number of accumulation units outstanding at end of period	0	32	607	317						
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$12.25	$12.93	$12.14	$11.85	$10.36	$8.63	$10.42			
Value at end of period	$12.14	$12.25	$12.93	$12.14	$11.85	$10.36	$8.63			
Number of accumulation units outstanding at end of period	119	0	0	2,911	0	0	1,772			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$19.21									
Value at end of period	$21.15									
Number of accumulation units outstanding at end of period	805									
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.48	$13.88	$13.63	$12.82	$12.20	$11.74	$11.11	$10.61	$10.28	$10.13
Value at end of period	$14.00	$13.48	$13.88	$13.63	$12.82	$12.20	$11.74	$11.11	$10.61	$10.28
Number of accumulation units outstanding at end of period	191	901	1,008	1,484	2,365	0	0	1,342	824	0
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$20.15	$15.64	$13.70	$13.52						
Value at end of period	$22.00	$20.15	$15.64	$13.70						
Number of accumulation units outstanding at end of period	0	0	0	443						
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.70	$16.00	$14.19	$13.75	$12.17	$9.76				
Value at end of period	$16.70	$16.70	$16.00	$14.19	$13.75	$12.17				
Number of accumulation units outstanding at end of period	2,904	2,560	2,800	62	3,428	3,004				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.99	$12.21	$10.82	$10.99	$9.78	$8.06	$13.02	$13.59		
Value at end of period	$17.95	$15.99	$12.21	$10.82	$10.99	$9.78	$8.06	$13.02		
Number of accumulation units outstanding at end of period	381	181	1,509	946	649	0	2,869	281		
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$19.91	$15.01	$12.94	$13.28	$11.05	$8.51	$13.84	$13.31	$12.34	$11.12
Value at end of period	$21.50	$19.91	$15.01	$12.94	$13.28	$11.05	$8.51	$13.84	$13.31	$12.34
Number of accumulation units outstanding at end of period	53	65	911	1,163	159	160	3,455	698	20	182
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.17	$13.63	$12.31	$12.58	$10.39	$8.44	$12.90	$13.95	$13.73	
Value at end of period	$19.92	$19.17	$13.63	$12.31	$12.58	$10.39	$8.44	$12.90	$13.95	
Number of accumulation units outstanding at end of period	51	1,771	857	694	0	0	1,986	88	45	
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.97	$11.96	$10.99	$11.03	$10.66					
Value at end of period	$13.55	$12.97	$11.96	$10.99	$11.03					
Number of accumulation units outstanding at end of period	2,092	1,615	0	1,414	2,755					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.43	$12.48	$11.17	$11.49	$10.93					
Value at end of period	$15.07	$14.43	$12.48	$11.17	$11.49					
Number of accumulation units outstanding at end of period	2,589	1,379	214	9,890	19,061					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.32	$12.72	$11.17	$11.69	$11.08					
Value at end of period	$16.04	$15.32	$12.72	$11.17	$11.69					
Number of accumulation units outstanding at end of period	1,719	1,408	0	9,647	14,267					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.81	$12.90	$11.27	$11.90	$11.22					
Value at end of period	$16.57	$15.81	$12.90	$11.27	$11.90					
Number of accumulation units outstanding at end of period	0	0	0	3,297	7,659					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2014)										
Value at beginning of period	$15.95									
Value at end of period	$16.06									
Number of accumulation units outstanding at end of period	140									
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.43	$11.67	$10.88	$10.73	$10.37					
Value at end of period	$13.01	$12.43	$11.67	$10.88	$10.73					
Number of accumulation units outstanding at end of period	7	7	0	3,789	3,638					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.61	$13.86	$12.86	$12.07	$11.12	$9.96	$11.18	$10.69	$10.40	$10.23
Value at end of period	$14.34	$13.61	$13.86	$12.86	$12.07	$11.12	$9.96	$11.18	$10.69	$10.40
Number of accumulation units outstanding at end of period	378	1,975	2,284	1,160	0	602	11,298	19,585	967	883
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.54	$13.75	$12.74	$12.02	$11.09	$10.08	$11.17	$10.69	$10.31	
Value at end of period	$14.24	$13.54	$13.75	$12.74	$12.02	$11.09	$10.08	$11.17	$10.69	
Number of accumulation units outstanding at end of period	686	2,692	9,392	2,627	1,999	2,476	0	2,728	2,955	
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$9.68	$8.08	$6.89	$7.95	$7.56					
Value at end of period	$8.99	$9.68	$8.08	$6.89	$7.95					
Number of accumulation units outstanding at end of period	2,767	0	0	0	98					
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$15.44	$12.87	$10.91	$12.96	$12.78	$10.16	$17.93	$16.69		
Value at end of period	$14.52	$15.44	$12.87	$10.91	$12.96	$12.78	$10.16	$17.93		
Number of accumulation units outstanding at end of period	1,449	5	480	565	0	674	605	970		
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.38									
Value at end of period	$17.39									
Number of accumulation units outstanding at end of period	2,397									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.28	$9.52	$8.41	$8.24	$7.00	$6.30	$9.14	$9.32		
Value at end of period	$13.33	$12.28	$9.52	$8.41	$8.24	$7.00	$6.30	$9.14		
Number of accumulation units outstanding at end of period	1,265	6,041	5,469	4,426	3,323	3,375	524	4,115		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$12.26	$9.49	$8.40	$8.37						
Value at end of period	$13.30	$12.26	$9.49	$8.40						
Number of accumulation units outstanding at end of period	637	309	0	290						
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.17	$10.18								
Value at end of period	$13.08	$12.17								
Number of accumulation units outstanding at end of period	2,943	2,483								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.16	$10.28								
Value at end of period	$10.01	$10.16								
Number of accumulation units outstanding at end of period	0	33								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$20.43	$16.07	$13.51	$16.58	$13.45	$9.34	$19.60	$17.98	$16.40	
Value at end of period	$18.98	$20.43	$16.07	$13.51	$16.58	$13.35	$9.34	$19.60	$17.98	
Number of accumulation units outstanding at end of period	0	0	0	517	0	0	0	0	60	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$13.54	$10.51	$9.65	$10.22	$8.93	$8.73				
Value at end of period	$15.40	$13.54	$10.51	$9.65	$10.22	$8.93				
Number of accumulation units outstanding at end of period	0	146	107	116	80	45				
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$20.22	$20.08	$17.60	$16.27	$12.90	$10.06	$15.67	$18.98	$14.09	$12.69
Value at end of period	$26.04	$20.22	$20.08	$17.60	$16.27	$12.90	$10.06	$15.67	$18.98	$14.09
Number of accumulation units outstanding at end of period	1,651	1,497	407	356	0	0	0	6,012	1,412	0
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$21.15	$16.23	$14.36	$13.96	$11.77					
Value at end of period	$23.60	$21.15	$16.23	$14.36	$13.96					
Number of accumulation units outstanding at end of period	0	0	0	0	84					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.56	$10.40	$9.12	$9.01	$8.13	$6.92				
Value at end of period	$15.11	$13.56	$10.40	$9.12	$9.01	$8.13				
Number of accumulation units outstanding at end of period	1,004	477	0	0	2,926	3,681				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$14.99	$11.31	$9.79	$10.11	$8.18	$6.15				
Value at end of period	$16.67	$14.99	$11.31	$9.79	$10.11	$8.18				
Number of accumulation units outstanding at end of period	278	2,430	0	103	144	231				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$16.12	$11.77	$10.28	$10.83	$8.68	$6.68				
Value at end of period	$16.70	$16.12	$11.77	$10.28	$10.83	$8.68				
Number of accumulation units outstanding at end of period	139	0	2,209	0	56	194				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2014)										
Value at beginning of period	$25.26									
Value at end of period	$27.30									
Number of accumulation units outstanding at end of period	333									
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$23.03	$16.89	$14.91	$15.45	$12.55	$9.94	$14.57	$14.93		
Value at end of period	$24.28	$23.03	$16.89	$14.91	$15.45	$12.55	$9.94	$14.57		
Number of accumulation units outstanding at end of period	484	168	1,002	1,079	2,303	951	47	967		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.18	$12.22	$11.11	$11.32	$10.79					
Value at end of period	$13.77	$13.18	$12.22	$11.11	$11.32					
Number of accumulation units outstanding at end of period	3,535	7,483	22,546	12,981	10,406					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.53	$12.65	$11.28	$11.78	$11.05					
Value at end of period	$15.16	$14.53	$12.65	$11.28	$11.78					
Number of accumulation units outstanding at end of period	9,222	22,095	25,932	19,974	7,177					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.27	$12.84	$11.29	$11.98	$11.20					
Value at end of period	$15.94	$15.27	$12.84	$11.29	$11.98					
Number of accumulation units outstanding at end of period	5,392	10,752	42,193	7,540	4,297					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.78	$12.93	$11.33	$12.10	$11.26					
Value at end of period	$16.53	$15.78	$12.93	$11.33	$12.10					
Number of accumulation units outstanding at end of period	3,590	4,933	16,914	5,188	2,440					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.05	$12.33	$10.81	$12.14						
Value at end of period	$15.81	$15.05	$12.33	$10.81						
Number of accumulation units outstanding at end of period	2,018	1,448	464	499						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.48	$11.80	$10.88	$11.33						
Value at end of period	$13.04	$12.48	$11.80	$10.88						
Number of accumulation units outstanding at end of period	108	6	10,382	856						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.40	$13.00	$11.72	$11.65	$10.62	$9.12	$12.07	$11.55	$10.78	$10.51
Value at end of period	$15.18	$14.40	$13.00	$11.72	$11.65	$10.62	$9.12	$12.07	$11.55	$10.78
Number of accumulation units outstanding at end of period	33	2,607	2,254	3,060	6,431	3,510	687	23,177	1,241	1,656
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$15.23	$12.59	$11.08	$11.55	$10.34	$8.36	$13.23	$12.75	$11.40	$10.86
Value at end of period	$16.03	$15.23	$12.59	$11.08	$11.55	$10.34	$8.36	$13.23	$12.75	$11.40
Number of accumulation units outstanding at end of period	150	290	370	145	1,305	1,387	1,714	12,590	2,307	1,361
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.74	$12.79	$11.40	$11.60	$10.48	$8.71	$12.68	$12.16	$11.07	$10.70
Value at end of period	$15.54	$14.74	$12.79	$11.40	$11.60	$10.48	$8.71	$12.68	$12.16	$11.07
Number of accumulation units outstanding at end of period	22	3,427	1,963	160	6,855	15,321	5,294	15,602	3,947	6,816
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$11.65	$12.11	$11.81	$11.16	$10.90					
Value at end of period	$12.16	$11.65	$12.11	$11.81	$11.16					
Number of accumulation units outstanding at end of period	0	0	0	418	350					
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$23.10	$17.77	$15.44	$16.11	$13.34	$9.94	$13.67	$14.23	$13.24	
Value at end of period	$25.71	$23.10	$17.77	$15.44	$16.11	$13.34	$9.94	$13.67	$14.23	
Number of accumulation units outstanding at end of period	1,177	1,364	1,037	0	165	480	365	295	200	
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$24.76	$18.02	$15.22	$15.04	$12.02	$8.98	$15.45	$14.72	$14.21	
Value at end of period	$25.56	$24.76	$18.02	$15.22	$15.04	$12.02	$8.98	$15.45	$14.72	
Number of accumulation units outstanding at end of period	1,509	2,888	2,210	1,539	2,911	1,962	107	5,525	149	
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.92	$12.80	$11.21	$10.35	$8.18	$6.09	$10.02	$10.34		
Value at end of period	$16.58	$12.92	$12.80	$11.21	$10.35	$8.18	$6.09	$10.02		
Number of accumulation units outstanding at end of period	0	0	749	0	322	0	0	8,182		

CFI 190

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$15.05	$11.28	$10.16	$10.77	$9.71	$7.46	$12.40	$12.03	$10.89	
Value at end of period	$16.80	$15.05	$11.28	$10.16	$10.77	$9.71	$7.46	$12.40	$12.03	
Number of accumulation units outstanding at end of period	0	0	72	0	2,465	2,548	611	646	823	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$15.83									
Value at end of period	$15.95									
Number of accumulation units outstanding at end of period	25									
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$20.93	$15.56	$13.72	$15.58	$12.27	$8.91	$14.81	$13.09	$12.63	
Value at end of period	$21.95	$20.93	$15.56	$13.72	$15.58	$12.27	$8.91	$14.81	$13.09	
Number of accumulation units outstanding at end of period	749	5,131	8,478	4,850	11,770	10,458	3,348	5,248	2,398	
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$17.65	$13.21	$11.25	$11.62	$10.20	$8.02	$12.75	$13.19	$12.71	
Value at end of period	$19.06	$17.65	$13.21	$11.25	$11.62	$10.20	$8.02	$12.75	$13.19	
Number of accumulation units outstanding at end of period	0	0	0	0	0	858	1,158	1,297	535	
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.43									
Value at end of period	$10.58									
Number of accumulation units outstanding at end of period	2,844									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.51	$14.50	$12.31	$15.24	$12.81	$7.56	$15.68	$15.75		
Value at end of period	$13.48	$13.51	$14.50	$12.31	$15.24	$12.81	$7.56	$15.68		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	4,884		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$22.84	$17.55	$14.78	$14.67	$12.05	$9.69	$14.63	$14.91		
Value at end of period	$25.99	$22.84	$17.55	$14.78	$14.67	$12.05	$9.69	$14.63		
Number of accumulation units outstanding at end of period	1,883	1,302	340	68	1,966	715	107	297		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$20.71	$16.84								
Value at end of period	$22.18	$20.71								
Number of accumulation units outstanding at end of period	0	1,226								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.17	$14.48	$12.05	$13.29	$11.60	$8.42	$14.29	$13.59	$11.67	$9.74
Value at end of period	$18.35	$18.17	$14.48	$12.05	$13.29	$11.60	$8.42	$14.29	$13.59	$11.67
Number of accumulation units outstanding at end of period	340	1,870	2,162	3,825	1,437	1,440	4,419	0	0	3,014
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$18.63	$16.80	$14.65	$14.95	$12.73	$7.72	$11.08	$10.57	$10.36	
Value at end of period	$18.45	$18.63	$16.80	$14.65	$14.95	$12.73	$7.72	$11.08	$10.57	
Number of accumulation units outstanding at end of period	588	420	927	859	306	1,064	367	290	219	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.80	$12.40	$11.29	
Value at end of period	$20.99	$18.93	$15.67	$13.85	$13.61	$12.08	$9.17	$12.80	$12.40	
Number of accumulation units outstanding at end of period	1,146	4,235	7,408	4,488	2,146	2,291	0	1,803	415	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$18.11	$13.54	$11.78	$12.36	$9.72	$6.71	$10.81			
Value at end of period	$20.04	$18.11	$13.54	$11.78	$12.36	$9.72	$6.71			
Number of accumulation units outstanding at end of period	238	204	1,788	2,159	0	0	4,991			
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$20.01	$15.00	$13.09	$14.26						
Value at end of period	$22.10	$20.01	$15.00	$13.09						
Number of accumulation units outstanding at end of period	0	0	46	42						
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$17.88	$13.94	$12.03	$12.28	$10.81	$8.75	$13.76	$13.51	$11.47	$11.06
Value at end of period	$19.00	$17.88	$13.94	$12.03	$12.28	$10.81	$8.75	$13.76	$13.51	$11.47
Number of accumulation units outstanding at end of period	7,665	2,661	1,805	684	252	398	1,001	1,315	0	43
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$19.85	$14.44	$12.30	$12.60	$10.92	$7.74	$13.57	$12.51	$11.18	$10.43
Value at end of period	$21.30	$19.85	$14.44	$12.30	$12.60	$10.92	$7.74	$13.57	$12.51	$11.18
Number of accumulation units outstanding at end of period	2,165	240	957	673	787	1,077	251	831	0	896
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$15.96	$14.12	$12.03	$13.88	$12.34	$10.05				
Value at end of period	$15.60	$15.96	$14.12	$12.03	$13.88	$12.34				
Number of accumulation units outstanding at end of period	0	0	0	0	0	18				
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.77									
Value at end of period	$11.73									
Number of accumulation units outstanding at end of period	378									
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.33	$15.72	$13.05	$13.98	$13.10	$10.00	$16.76	$17.04		
Value at end of period	$19.57	$20.33	$15.72	$13.05	$13.98	$13.10	$10.00	$16.76		
Number of accumulation units outstanding at end of period	0	504	389	542	417	268	0	2,107		
WANGER INTERNATIONAL										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$12.57	$10.40	$8.66	$10.27	$8.33	$8.27				
Value at end of period	$11.86	$12.57	$10.40	$8.66	$10.27	$8.33				
Number of accumulation units outstanding at end of period	188	144	1,056	214	2,621	158				
WANGER USA										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$24.20	$19.70								
Value at end of period	$25.05	$24.20								
Number of accumulation units outstanding at end of period	465	354								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.18	$13.20	$11.90	$11.28	$10.09	$8.59	$13.03	$12.71	$10.92	$10.69
Value at end of period	$18.84	$17.18	$13.20	$11.90	$11.28	$10.09	$8.59	$13.03	$12.71	$10.92
Number of accumulation units outstanding at end of period	0	729	802	570	1,824	4,211	13,866	10,951	1,698	0
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$21.16	$15.52	$13.86	$14.30						
Value at end of period	$22.42	$21.16	$15.52	$13.86						
Number of accumulation units outstanding at end of period	0	0	778	1,763						

TABLE 23
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$16.48	$12.43	$10.71	$10.28	$9.21	$7.71	$13.19	$13.59		
Value at end of period	$17.70	$16.48	$12.43	$10.71	$10.28	$9.21	$7.71	$13.19		
Number of accumulation units outstanding at end of period	0	0	0	205	205	0	1,979	1,038		
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$24.90	$19.18	$17.61	$17.47	$14.42					
Value at end of period	$24.97	$24.90	$19.18	$17.61	$17.47					
Number of accumulation units outstanding at end of period	0	0	0	3,158	1,800					
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.05	$14.89	$13.57	$13.75						
Value at end of period	$20.30	$18.05	$14.89	$13.57						
Number of accumulation units outstanding at end of period	0	0	0	1,090						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$18.50	$14.45	$13.36	$13.29	$11.83					
Value at end of period	$19.92	$18.50	$14.45	$13.36	$13.29					
Number of accumulation units outstanding at end of period	574	493	738	1,430	261					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.73	$13.94	$12.38	$12.09	$10.85	$9.09	$12.41	$11.81	$10.72	$10.54
Value at end of period	$17.95	$16.73	$13.94	$12.38	$12.09	$10.85	$9.09	$12.41	$11.81	$10.72
Number of accumulation units outstanding at end of period	3,020	2,593	19,034	8,057	8,571	9,359	8,467	3,003	2,994	2,033
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$11.65	$13.00	$12.37	$11.37						
Value at end of period	$11.79	$11.65	$13.00	$12.37						
Number of accumulation units outstanding at end of period	833	578	706	8,888						
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$20.07	$13.93	$11.84	$12.97	$11.00	$6.85	$11.72	$12.07	$10.61	
Value at end of period	$21.40	$20.07	$13.93	$11.84	$12.97	$11.00	$6.85	$11.72	$12.07	
Number of accumulation units outstanding at end of period	0	2,859	2,703	2,892	1,103	0	6,410	4,702	16	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$18.45	$12.94	$10.91	$12.48	$10.05	$6.24	$12.24	$13.17		
Value at end of period	$20.17	$18.45	$12.94	$10.91	$12.48	$10.05	$6.24	$12.24		
Number of accumulation units outstanding at end of period	712	1,275	1,849	4,248	2,209	4,231	8,732	3,915		
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$16.67	$13.57	$12.27	$12.03						
Value at end of period	$17.96	$16.67	$13.57	$12.27						
Number of accumulation units outstanding at end of period	0	0	0	457						
COLUMBIA DIVERSIFIED EQUITY INCOME FUND (CLASS R4)										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$12.23	$9.43	$8.31	$8.89	$7.74	$6.24				
Value at end of period	$13.53	$12.23	$9.43	$8.31	$8.89	$7.74				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,188				
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$13.96	$10.46	$9.10	$9.63	$8.00					
Value at end of period	$15.43	$13.96	$10.46	$9.10	$9.63					
Number of accumulation units outstanding at end of period	0	0	1,144	939	36					
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$19.81	$15.08	$12.99	$14.17	$12.01					
Value at end of period	$20.67	$19.81	$15.08	$12.99	$14.17					
Number of accumulation units outstanding at end of period	0	0	0	104	249					
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$18.13	$14.21	$12.44	$13.20	$11.04					
Value at end of period	$19.86	$18.13	$14.21	$12.44	$13.20					
Number of accumulation units outstanding at end of period	0	0	0	0	13					
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.93	$16.83	$14.31	$16.79	$15.57	$11.35	$19.35	$16.50	$13.74	$11.51
Value at end of period	$19.14	$19.93	$16.83	$14.31	$16.79	$15.57	$11.35	$19.35	$16.50	$13.74
Number of accumulation units outstanding at end of period	1,295	3,715	11,085	12,364	4,512	23,796	23,618	8,913	2,320	0
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$20.75	$16.04	$13.99	$14.57	$12.62	$9.44	$16.67	$14.39	$13.07	$11.20
Value at end of period	$22.88	$20.75	$16.04	$13.99	$14.57	$12.62	$9.44	$16.67	$14.39	$13.07
Number of accumulation units outstanding at end of period	922	14,417	27,283	33,454	24,192	17,606	37,909	13,428	4,233	4,332
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.99	$12.67	$10.96	$11.02	$9.72	$7.57	$13.41	$13.41	$11.32	$10.70
Value at end of period	$17.13	$15.99	$12.67	$10.96	$11.02	$9.72	$7.57	$13.41	$13.41	$11.32
Number of accumulation units outstanding at end of period	398	4,886	4,332	9,958	5,672	2,526	8,301	32	123	484
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$16.22	$12.08	$10.69	$10.83	$8.85	$7.00	$7.00			
Value at end of period	$17.78	$16.22	$12.08	$10.69	$10.83	$8.85	$7.00			
Number of accumulation units outstanding at end of period	0	0	0	110	23	0	1,868			
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$21.90	$17.71	$15.83	$16.53	$15.08	$12.63	$17.48	$15.95	$13.95	
Value at end of period	$22.69	$21.90	$17.71	$15.83	$16.53	$15.08	$12.63	$17.48	$15.95	
Number of accumulation units outstanding at end of period	41	98	91	1,707	1,411	1,938	3,778	828	213	

CFI 194

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$23.12	$17.19	$14.71	$15.49	$12.24	$9.60	$14.52	$15.07	$13.05	$11.93
Value at end of period	$22.95	$23.12	$17.19	$14.71	$15.49	$12.24	$9.60	$14.52	$15.07	$13.05
Number of accumulation units outstanding at end of period	87	1,605	2,152	2,333	1,020	808	3,548	640	426	272
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$19.81	$14.48	$13.25	$14.11	$11.13	$7.88	$13.88	$12.59	$11.86	$10.87
Value at end of period	$21.03	$19.81	$14.48	$13.25	$14.11	$11.13	$7.88	$13.88	$12.59	$11.86
Number of accumulation units outstanding at end of period	0	0	3,767	3,394	3,746	2,953	3,809	0	1,085	0
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$13.04	$10.06	$8.71	$9.00	$8.01	$6.48				
Value at end of period	$14.00	$13.04	$10.06	$8.71	$9.00	$8.01				
Number of accumulation units outstanding at end of period	4,999	4,828	5,202	6,871	1,808	485				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$55.52	$39.44	$33.07	$32.14	$31.11	$24.72	$34.95	$31.77	$29.69	
Value at end of period	$65.99	$55.52	$39.44	$33.07	$32.14	$31.11	$24.72	$34.95	$31.77	
Number of accumulation units outstanding at end of period	0	92	93	88	0	1,321	902	0	2	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.36	$14.39	$13.20	$14.26	$12.83	$11.97				
Value at end of period	$18.95	$18.36	$14.39	$13.20	$14.26	$12.83				
Number of accumulation units outstanding at end of period	18	1,011	910	1,210	2,284	1,380				
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$11.05									
Value at end of period	$11.13									
Number of accumulation units outstanding at end of period	363									
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$23.57									
Value at end of period	$24.22									
Number of accumulation units outstanding at end of period	40									
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$17.92	$13.93	$12.33	$13.00	$10.49	$8.39	$14.04	$14.15	$12.76	$11.95
Value at end of period	$19.75	$17.92	$13.93	$12.33	$13.00	$10.49	$8.39	$14.04	$14.15	$12.76
Number of accumulation units outstanding at end of period	82	109	1,319	2,984	1,355	132	7,708	6,272	5,341	1,225
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$25.12	$19.03	$17.44	$18.52	$14.86	$11.60	$17.05	$15.64	$13.16	$11.34
Value at end of period	$25.26	$25.12	$19.03	$17.44	$18.52	$14.86	$11.60	$17.05	$15.64	$13.16
Number of accumulation units outstanding at end of period	0	9,154	10,382	9,219	8,430	291	645	683	954	1,204
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$18.07	$14.08	$12.20	$12.57						
Value at end of period	$19.89	$18.07	$14.08	$12.20						
Number of accumulation units outstanding at end of period	363	0	287	546						
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$15.06	$11.08	$10.14	$10.61	$8.79	$6.84	$6.84			
Value at end of period	$16.37	$15.06	$11.08	$10.14	$10.61	$8.79	$6.84			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	123			

CFI 195

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$20.56	$16.45	$13.81	$15.17	$13.65	$10.07	$16.43	$14.37	$12.16	$10.83
Value at end of period	$20.92	$20.56	$16.45	$13.81	$15.17	$13.65	$10.07	$16.43	$14.37	$12.16
Number of accumulation units outstanding at end of period	1,351	781	4,156	3,884	3,067	799	285	501	967	1,459
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.38	$11.27	$10.05	$10.34	$9.60	$6.77	$12.68	$13.10		
Value at end of period	$16.34	$14.38	$11.27	$10.05	$10.34	$9.60	$6.77	$12.68		
Number of accumulation units outstanding at end of period	0	0	1,014	1,006	1,178	675	13,185	8,539		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$35.15	$32.86	$27.55	$34.08	$27.19	$15.16	$29.54	$22.36	$18.10	$13.31
Value at end of period	$33.03	$35.15	$32.86	$27.55	$34.08	$27.19	$15.16	$29.54	$22.36	$18.10
Number of accumulation units outstanding at end of period	2,213	3,633	4,213	4,019	843	905	1,302	789	836	1,571
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during September 2014)										
Value at beginning of period	$11.16									
Value at end of period	$10.81									
Number of accumulation units outstanding at end of period	1,248									
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.02	$13.08	$11.90	$12.28	$11.12	$9.29	$13.58	$12.57	$11.50	$10.95
Value at end of period	$16.01	$15.02	$13.08	$11.90	$12.28	$11.12	$9.29	$13.58	$12.57	$11.50
Number of accumulation units outstanding at end of period	37	99	578	1,417	817	901	451	434	1,290	1,386
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.52	$15.10	$14.07	$12.77	$11.98	$10.26	$11.18	$11.01		
Value at end of period	$13.76	$13.52	$15.10	$14.07	$12.77	$11.98	$10.26	$11.18		
Number of accumulation units outstanding at end of period	0	0	0	0	398	0	1,772	5		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$8.30	$8.59	$7.78	$10.31	$9.02	$6.64				
Value at end of period	$7.15	$8.30	$8.59	$7.78	$10.31	$9.02				
Number of accumulation units outstanding at end of period	172	0	0	221	64	32				
PIONEER HIGH YIELD FUND (CLASS A)										
Value at beginning of period	$17.06	$15.39	$13.56	$13.98	$12.05	$7.53	$12.11	$11.48	$10.52	$10.41
Value at end of period	$16.82	$17.06	$15.39	$13.56	$13.98	$12.05	$7.53	$12.11	$11.48	$10.52
Number of accumulation units outstanding at end of period	259	2,696	2,306	4,819	3,704	2,405	1,191	557	4,672	404
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$21.90	$16.91	$14.37	$15.34	$13.39	$12.19				
Value at end of period	$23.83	$21.90	$16.91	$14.37	$15.34	$13.39				
Number of accumulation units outstanding at end of period	0	605	775	421	368	374				
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$18.18	$14.48	$12.38	$14.36	$13.41	$12.90				
Value at end of period	$16.01	$18.18	$14.48	$12.38	$14.36	$13.41				
Number of accumulation units outstanding at end of period	0	2,364	4,404	3,039	3,834	2,533				
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.88	$14.30	$12.03	$12.83	$11.58	$8.73	$14.53	$13.28	$12.14	$10.78
Value at end of period	$20.34	$18.88	$14.30	$12.03	$12.83	$11.58	$8.73	$14.53	$13.28	$12.14
Number of accumulation units outstanding at end of period	2,159	9,544	27,272	34,010	20,645	38,983	56,800	26,581	9,182	2,181

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$17.24	$14.80	$13.42	$12.89	$11.68	$9.52	$13.59	$13.29	$11.92	
Value at end of period	$18.42	$17.24	$14.80	$13.42	$12.89	$11.68	$9.52	$13.59	$13.29	
Number of accumulation units outstanding at end of period	323	2,307	6,850	3,316	0	0	6,607	0	34	
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$18.98	$14.84	$13.32	$12.28	$10.89	$9.49	$13.97	$14.58		
Value at end of period	$20.79	$18.98	$14.84	$13.32	$12.28	$10.89	$9.49	$13.97		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,951	1,143		
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$14.24	$14.67	$13.75	$13.47	$12.66	$11.36	$11.51	$10.64	$10.34	$10.24
Value at end of period	$14.81	$14.24	$14.67	$13.75	$13.47	$12.66	$11.36	$11.51	$10.64	$10.34
Number of accumulation units outstanding at end of period	3,112	11,626	15,464	28,476	14,970	14,758	12,641	5,304	3,056	3,809
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$14.58	$12.66	$11.29	$11.60	$10.30	$8.76	$12.35			
Value at end of period	$15.28	$14.58	$12.66	$11.29	$11.60	$10.30	$8.76			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0			
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.29	$17.26	$14.86	$15.08	$13.55	$10.47				
Value at end of period	$24.21	$22.29	$17.26	$14.86	$15.08	$13.55				
Number of accumulation units outstanding at end of period	0	925	888	775	168	439				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$12.21	$12.89	$12.11	$11.83	$10.35	$9.09				
Value at end of period	$12.09	$12.21	$12.89	$12.11	$11.83	$10.35				
Number of accumulation units outstanding at end of period	1,063	3,039	5,015	4,506	4,788	2,501				
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$14.31	$12.75	$13.28	$15.15						
Value at end of period	$12.47	$14.31	$12.75	$13.28						
Number of accumulation units outstanding at end of period	70	0	0	4,267						
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$13.41	$13.82	$13.58	$12.78	$12.17	$11.72	$11.09	$10.59	$10.27	$10.13
Value at end of period	$13.92	$13.41	$13.82	$13.58	$12.78	$12.17	$11.72	$11.09	$10.59	$10.27
Number of accumulation units outstanding at end of period	0	6,398	9,032	11,490	10,246	6,869	2,606	0	0	166
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.10	$15.61	$13.68	$13.92	$12.37	$11.25				
Value at end of period	$21.93	$20.10	$15.61	$13.68	$13.92	$12.37				
Number of accumulation units outstanding at end of period	0	738	1,568	1,270	1,420	1,258				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.64	$15.94	$14.15	$13.71	$12.15	$8.23	$10.75	$10.72		
Value at end of period	$16.63	$16.64	$15.94	$14.15	$13.71	$12.15	$8.23	$10.75		
Number of accumulation units outstanding at end of period	0	0	1,376	921	0	0	18	1,369		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.91	$12.15	$10.78	$10.95	$9.76	$8.04	$12.99	$12.56	$11.13	$10.72
Value at end of period	$17.85	$15.91	$12.15	$10.78	$10.95	$9.76	$8.04	$12.99	$12.56	$11.13
Number of accumulation units outstanding at end of period	2	647	604	1,276	944	2,130	4,395	1,196	4,005	1,432

CFI 197

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.81	$14.94	$12.89	$13.23	$11.02	$8.49	$13.81	$13.29	$12.32	$11.26
Value at end of period	$21.38	$19.81	$14.94	$12.89	$13.23	$11.02	$8.49	$13.81	$13.29	$12.32
Number of accumulation units outstanding at end of period	0	1,602	3,012	3,261	2,011	684	1,343	116	884	640
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$19.08	$13.57	$12.26	$12.54	$10.36	$8.42	$12.87	$13.93	$12.43	$11.39
Value at end of period	$19.82	$19.08	$13.57	$12.26	$12.54	$10.36	$8.42	$12.87	$13.93	$12.43
Number of accumulation units outstanding at end of period	686	908	1,533	1,038	790	1,384	783	0	0	941
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.94	$11.95	$10.97	$11.02	$10.66					
Value at end of period	$13.52	$12.94	$11.95	$10.97	$11.02					
Number of accumulation units outstanding at end of period	3,744	2,642	7,151	5,983	430					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$14.41	$12.46	$11.16	$11.29						
Value at end of period	$15.04	$14.41	$12.46	$11.16						
Number of accumulation units outstanding at end of period	4,781	1,245	17,122	17,741						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.29	$12.70	$11.16	$11.69	$11.07					
Value at end of period	$16.00	$15.29	$12.70	$11.16	$11.69					
Number of accumulation units outstanding at end of period	8,995	8,060	14,585	19,601	390					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.78	$12.88	$11.26	$11.90	$11.22					
Value at end of period	$16.53	$15.78	$12.88	$11.26	$11.90					
Number of accumulation units outstanding at end of period	594	387	461	3,331	300					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2011)										
Value at beginning of period	$15.26	$12.45	$10.88	$11.08						
Value at end of period	$16.02	$15.26	$12.45	$10.88						
Number of accumulation units outstanding at end of period	0	0	0	451						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.54	$13.79	$12.81	$12.02	$11.08	$9.93	$11.16	$10.67	$10.39	$10.23
Value at end of period	$14.26	$13.54	$13.79	$12.81	$12.02	$11.08	$9.93	$11.16	$10.67	$10.39
Number of accumulation units outstanding at end of period	0	3,588	3,588	3,570	3,741	33,540	22,686	2,104	5,245	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.47	$13.68	$12.69	$11.97	$11.06	$10.06	$11.15	$10.96		
Value at end of period	$14.16	$13.47	$13.68	$12.69	$11.97	$11.06	$10.06	$11.15		
Number of accumulation units outstanding at end of period	215	3,370	6,635	11,578	8,479	3,514	9,681	2,440		
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$9.65	$8.06	$6.88	$7.56						
Value at end of period	$8.96	$9.65	$8.06	$6.88						
Number of accumulation units outstanding at end of period	191	0	0	3,805						
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$15.36	$12.81	$10.87	$12.92	$12.74	$10.13	$17.89	$15.95	$12.46	$11.25
Value at end of period	$14.44	$15.36	$12.81	$10.87	$12.92	$12.74	$10.13	$17.89	$15.95	$12.46
Number of accumulation units outstanding at end of period	0	0	1,182	1,383	1,048	0	0	0	0	8

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.35									
Value at end of period	$17.36									
Number of accumulation units outstanding at end of period	572									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.23	$9.48	$8.39	$8.22	$6.99	$6.29	$9.13	$9.31		
Value at end of period	$13.27	$12.23	$9.48	$8.39	$8.22	$6.99	$6.29	$9.13		
Number of accumulation units outstanding at end of period	82	783	14,462	6,559	655	657	5,340	4,944		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.21	$11.13								
Value at end of period	$13.24	$12.21								
Number of accumulation units outstanding at end of period	222	194								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.16	$10.18								
Value at end of period	$13.07	$12.16								
Number of accumulation units outstanding at end of period	1,200	1,374								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$10.11	$10.28	$10.44	$10.60	$10.67					
Value at end of period	$9.96	$10.11	$10.28	$10.44	$10.60					
Number of accumulation units outstanding at end of period	0	6,808	435	173	47					
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$20.33	$15.99	$13.45	$16.52	$13.41	$9.32	$9.32			
Value at end of period	$18.88	$20.33	$15.99	$13.45	$16.52	$13.41	$9.32			
Number of accumulation units outstanding at end of period	0	1,201	1,654	840	74	0	1,056			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$13.49	$10.48	$9.62	$10.20	$8.91	$7.26	$10.35			
Value at end of period	$15.33	$13.49	$10.48	$9.62	$10.20	$8.91	$7.26			
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,028	533			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$13.44	$10.44	$9.58	$10.16	$8.88	$6.94				
Value at end of period	$15.27	$13.44	$10.44	$9.58	$10.16	$8.88				
Number of accumulation units outstanding at end of period	0	0	0	354	67	512				
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.12	$19.99	$17.53	$16.21	$12.86	$10.03	$15.64	$18.95	$14.08	$12.67
Value at end of period	$25.90	$20.12	$19.99	$17.53	$16.21	$12.86	$10.03	$15.64	$18.95	$14.08
Number of accumulation units outstanding at end of period	535	1,994	1,294	4,442	1,637	2,709	4,625	1,809	2,144	2,991
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$21.10	$16.20	$14.34	$13.95	$12.89					
Value at end of period	$23.54	$21.10	$16.20	$14.34	$13.95					
Number of accumulation units outstanding at end of period	243	0	0	1,046	140					

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.52	$10.38	$9.10	$8.99	$8.13	$6.91				
Value at end of period	$15.06	$13.52	$10.38	$9.10	$8.99	$8.13				
Number of accumulation units outstanding at end of period	605	379	5,410	4,825	4,699	4,089				
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$19.30	$14.84	$12.94	$13.01	$11.84	$10.06				
Value at end of period	$21.42	$19.30	$14.84	$12.94	$13.01	$11.84				
Number of accumulation units outstanding at end of period	106	26	4,890	4,504	3,932	4,723				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$14.94	$11.29	$9.78	$10.10	$8.17	$6.69				
Value at end of period	$16.62	$14.94	$11.29	$9.78	$10.10	$8.17				
Number of accumulation units outstanding at end of period	4,616	530	4,073	2,685	511	472				
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$16.07	$11.74	$10.26	$10.82	$8.67	$7.32				
Value at end of period	$16.64	$16.07	$11.74	$10.26	$10.82	$8.67				
Number of accumulation units outstanding at end of period	592	492	6,286	3,332	662	437				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$22.91	$16.82	$14.85	$15.40	$12.51	$9.92	$14.55	$15.09		
Value at end of period	$24.15	$22.91	$16.82	$14.85	$15.40	$12.51	$9.92	$14.55		
Number of accumulation units outstanding at end of period	570	338	431	535	66	33	0	3,652		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.16	$12.20	$11.10	$11.31	$10.79					
Value at end of period	$13.74	$13.16	$12.20	$11.10	$11.31					
Number of accumulation units outstanding at end of period	3,629	2,503	684	65,806	50,152					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.50	$12.63	$11.27	$11.78	$11.04					
Value at end of period	$15.12	$14.50	$12.63	$11.27	$11.78					
Number of accumulation units outstanding at end of period	9,174	12,448	11,218	54,416	66,377					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.24	$12.83	$11.28	$11.98	$11.20					
Value at end of period	$15.91	$15.24	$12.83	$11.28	$11.98					
Number of accumulation units outstanding at end of period	8,806	10,491	9,383	76,157	57,032					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.75	$12.92	$11.32	$12.10	$11.25					
Value at end of period	$16.49	$15.75	$12.92	$11.32	$12.10					
Number of accumulation units outstanding at end of period	1,436	1,566	1,395	34,417	27,319					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.02	$12.31	$10.80	$11.76						
Value at end of period	$15.77	$15.02	$12.31	$10.80						
Number of accumulation units outstanding at end of period	114	0	0	57						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.45	$11.78	$10.87	$10.96	$10.49					
Value at end of period	$13.01	$12.45	$11.78	$10.87	$10.96					
Number of accumulation units outstanding at end of period	60	0	0	17,995	9,865					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.33	$12.95	$11.67	$11.61	$10.59	$9.09	$12.05	$11.53	$10.77	$10.48
Value at end of period	$15.09	$14.33	$12.95	$11.67	$11.61	$10.59	$9.09	$12.05	$11.53	$10.77
Number of accumulation units outstanding at end of period	0	902	5,987	7,585	4,114	2,497	4,612	113	123	4,316
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.15	$12.53	$11.04	$11.51	$10.31	$8.34	$13.20	$12.73	$11.38	$10.72
Value at end of period	$15.95	$15.15	$12.53	$11.04	$11.51	$10.31	$8.34	$13.20	$12.73	$11.38
Number of accumulation units outstanding at end of period	0	766	351	1,100	747	655	1,308	1,477	949	1,054
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$14.67	$12.74	$11.35	$11.56	$10.45	$8.69	$12.65	$12.15	$11.06	$10.62
Value at end of period	$15.45	$14.67	$12.74	$11.35	$11.56	$10.45	$8.69	$12.65	$12.15	$11.06
Number of accumulation units outstanding at end of period	2,665	1,823	6,387	8,199	6,385	4,572	6,008	1,346	1,518	2,397
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2014)										
Value at beginning of period	$11.84									
Value at end of period	$12.11									
Number of accumulation units outstanding at end of period	144									
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$22.99	$17.69	$15.38	$16.05	$13.30					
Value at end of period	$25.57	$22.99	$17.69	$15.38	$16.05					
Number of accumulation units outstanding at end of period	275	62	223	24	200					
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2005)										
Value at beginning of period	$24.64	$17.94	$15.16	$14.99	$11.98	$8.96	$15.42	$14.69	$12.89	$12.06
Value at end of period	$25.42	$24.64	$17.94	$15.16	$14.99	$11.98	$8.96	$15.42	$14.69	$12.89
Number of accumulation units outstanding at end of period	449	2,377	2,033	6,990	5,828	12,116	13,645	4,053	1,170	406
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$12.87	$12.76	$11.18	$10.33	$8.17	$6.08	$9.57			
Value at end of period	$16.51	$12.87	$12.76	$11.18	$10.33	$8.17	$6.08			
Number of accumulation units outstanding at end of period	229	0	448	915	204	203	2,207			
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$14.97	$11.23	$10.12	$10.73	$9.68	$7.44	$12.37	$12.96		
Value at end of period	$16.70	$14.97	$11.23	$10.12	$10.73	$9.68	$7.44	$12.37		
Number of accumulation units outstanding at end of period	228	0	0	1,314	6,410	2,446	7,366	2,007		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$15.39	$11.12	$9.84	$10.23	$8.25	$7.83				
Value at end of period	$15.88	$15.39	$11.12	$9.84	$10.23	$8.25				
Number of accumulation units outstanding at end of period	47	0	186	170	0	7				

CFI 201

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$20.84	$15.50	$13.68	$15.54	$12.24	$8.90	$14.79	$14.31		
Value at end of period	$21.84	$20.84	$15.50	$13.68	$15.54	$12.24	$8.90	$14.79		
Number of accumulation units outstanding at end of period	278	2,599	3,859	3,960	1,620	843	7,301	3,539		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$17.57	$13.16	$11.21	$11.58	$10.17	$8.00	$12.73	$13.17	$11.57	
Value at end of period	$18.96	$17.57	$13.16	$11.21	$11.58	$10.17	$8.00	$12.73	$13.17	
Number of accumulation units outstanding at end of period	0	1,301	1,317	996	0	13,402	15,243	0	1,198	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.46	$14.45	$12.28	$15.20	$12.79	$7.55	$7.54			
Value at end of period	$13.42	$13.46	$14.45	$12.28	$15.20	$12.79	$7.55			
Number of accumulation units outstanding at end of period	0	0	5,485	12,335	5,530	4,462	3,759			
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$22.73	$17.47	$14.72	$14.61	$12.02	$9.67	$14.60	$14.43	$12.91	
Value at end of period	$25.85	$22.73	$17.47	$14.72	$14.61	$12.02	$9.67	$14.60	$14.43	
Number of accumulation units outstanding at end of period	0	340	2,052	256	2,567	8,684	10,205	1,909	574	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$18.09	$14.42	$12.01	$13.25	$11.57	$8.40	$14.27	$13.58	$11.66	$9.74
Value at end of period	$18.26	$18.09	$14.42	$12.01	$13.25	$11.57	$8.40	$14.27	$13.58	$11.66
Number of accumulation units outstanding at end of period	109	3,107	7,939	6,628	7,341	0	12,122	6,699	7,051	1,550
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$18.56	$16.74	$14.61	$14.92	$12.70	$7.71	$11.07	$11.15		
Value at end of period	$18.37	$18.56	$16.74	$14.61	$14.92	$12.70	$7.71	$11.07		
Number of accumulation units outstanding at end of period	0	0	499	514	441	0	1,076	6,996		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15	$12.78	$12.39	$11.07	
Value at end of period	$20.89	$18.85	$15.61	$13.80	$13.58	$12.05	$9.15	$12.78	$12.39	
Number of accumulation units outstanding at end of period	689	578	61	11,723	6,556	14,827	26,469	209	1,638	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$19.91	$14.94	$13.03	$13.71	$10.82	$7.49	$13.36	$11.95	$11.09	$11.09
Value at end of period	$21.98	$19.91	$14.94	$13.03	$13.71	$10.82	$7.49	$13.36	$11.95	$11.09
Number of accumulation units outstanding at end of period	0	0	6,305	0	0	0	0	966	570	310
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$17.80	$13.88	$11.99	$12.24	$10.78	$8.73	$12.80			
Value at end of period	$18.89	$17.80	$13.88	$11.99	$12.24	$10.78	$8.73			
Number of accumulation units outstanding at end of period	14	2,511	4,229	3,548	2,864	2,442	1,425			
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.75	$14.38	$12.26	$12.56	$10.89	$7.72	$13.54	$12.49	$11.17	$10.66
Value at end of period	$21.18	$19.75	$14.38	$12.26	$12.56	$10.89	$7.72	$13.54	$12.49	$11.17
Number of accumulation units outstanding at end of period	0	559	2,162	1,978	1,583	0	0	490	5,143	193

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$15.89	$14.07	$11.99	$13.84	$11.65					
Value at end of period	$15.53	$15.89	$14.07	$11.99	$13.84					
Number of accumulation units outstanding at end of period	0	0	0	482	379					
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$12.68	$10.68	$9.11	$10.49	$9.76	$7.49	$12.17			
Value at end of period	$11.67	$12.68	$10.68	$9.11	$10.49	$9.76	$7.49			
Number of accumulation units outstanding at end of period	0	1,372	1,370	852	880	702	598			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.26	$15.67	$13.01	$13.95	$13.08	$9.98	$16.75	$17.03		
Value at end of period	$19.48	$20.26	$15.67	$13.01	$13.95	$13.08	$9.98	$16.75		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	6,784	2,243		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$13.49	$10.45	$8.69	$9.32	$8.75	$6.69	$11.21	$11.69		
Value at end of period	$12.96	$13.49	$10.45	$8.69	$9.32	$8.75	$6.69	$11.21		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	87		
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$12.53	$10.37	$8.64	$10.25	$9.68					
Value at end of period	$11.82	$12.53	$10.37	$8.64	$10.25					
Number of accumulation units outstanding at end of period	0	0	0	0	186					
WANGER USA										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$24.15	$18.29	$15.44	$16.21	$12.88					
Value at end of period	$24.97	$24.15	$18.29	$15.44	$16.21					
Number of accumulation units outstanding at end of period	0	0	0	171	70					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$17.09	$13.15	$11.86	$11.24	$10.06	$8.57	$13.00	$12.69	$10.91	$10.69
Value at end of period	$18.74	$17.09	$13.15	$11.86	$11.24	$10.06	$8.57	$13.00	$12.69	$10.91
Number of accumulation units outstanding at end of period	454	9,850	15,570	13,457	11,636	12	20	14,825	1,884	1,015

TABLE 24
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$16.39	$12.37	$10.67	$10.25	$9.18	$7.69	$13.16	$12.65	$12.25	
Value at end of period	$17.60	$16.39	$12.37	$10.67	$10.25	$9.18	$7.69	$13.16	$12.65	
Number of accumulation units outstanding at end of period	0	0	0	0	0	177	0	1,275	395	
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.64	$13.88	$12.33	$12.05	$10.82	$9.07	$12.39	$11.79	$10.71	$10.65
Value at end of period	$17.85	$16.64	$13.88	$12.33	$12.05	$10.82	$9.07	$12.39	$11.79	$10.71
Number of accumulation units outstanding at end of period	0	0	0	2,263	0	0	0	16,779	8,592	2,706

CFI 203

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$19.97	$13.87	$11.79	$12.92	$10.97	$6.83	$11.70	$12.05	$11.78	
Value at end of period	$21.28	$19.97	$13.87	$11.79	$12.92	$10.97	$6.83	$11.70	$12.05	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	35	3,037	
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$18.36	$12.88	$10.87	$12.44	$10.02	$6.23	$12.22	$12.62	$11.61	$11.13
Value at end of period	$20.06	$18.36	$12.88	$10.87	$12.44	$10.02	$6.23	$12.22	$12.62	$11.61
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,517	1,582	3,549	1,977	2,690
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.32	$15.65	$15.55							
Value at end of period	$18.87	$19.32	$15.65							
Number of accumulation units outstanding at end of period	9	1,911	1,591							
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$16.64	$13.55	$12.26	$12.48						
Value at end of period	$17.92	$16.64	$13.55	$12.26						
Number of accumulation units outstanding at end of period	74	2,209	7,289	5,234						
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.88	$14.53	$12.37	$14.18						
Value at end of period	$18.33	$17.88	$14.53	$12.37						
Number of accumulation units outstanding at end of period	0	0	3,655	3,501						
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$18.47	$14.35	$12.36	$13.95						
Value at end of period	$18.33	$18.47	$14.35	$12.36						
Number of accumulation units outstanding at end of period	0	0	1,527	1,419						
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2014)										
Value at beginning of period	$14.56									
Value at end of period	$15.38									
Number of accumulation units outstanding at end of period	2,302									
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$19.76	$15.05	$12.97	$15.35						
Value at end of period	$20.61	$19.76	$15.05	$12.97						
Number of accumulation units outstanding at end of period	0	0	1,349	1,292						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.84	$16.75	$14.25	$16.74	$15.52	$11.32	$19.31	$16.48	$13.73	$12.65
Value at end of period	$19.04	$19.84	$16.75	$14.25	$16.74	$15.52	$11.32	$19.31	$16.48	$13.73
Number of accumulation units outstanding at end of period	1,184	1,213	4,237	4,941	1,377	5,050	5,113	5,994	4,534	505
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$17.77	$13.59	$11.89	$12.59						
Value at end of period	$19.16	$17.77	$13.59	$11.89						
Number of accumulation units outstanding at end of period	0	0	5,394	5,190						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$20.65	$15.97	$13.93	$14.52	$12.58	$9.41	$16.63	$14.37	$13.06	$12.43
Value at end of period	$22.76	$20.65	$15.97	$13.93	$14.52	$12.58	$9.41	$16.63	$14.37	$13.06
Number of accumulation units outstanding at end of period	1,621	1,103	5,832	7,233	1,318	21,222	6,404	18,511	16,055	6,992
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$15.91	$12.61	$10.92	$10.98	$9.69	$7.56	$13.38	$13.39		
Value at end of period	$17.04	$15.91	$12.61	$10.92	$10.98	$9.69	$7.56	$13.38		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,155	768	136		
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.14	$12.02	$10.65	$10.79	$8.83	$6.63				
Value at end of period	$17.69	$16.14	$12.02	$10.65	$10.79	$8.83				
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,652				
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$21.79	$17.63	$15.77	$16.47	$15.04	$12.60	$17.44	$15.93	$14.33	
Value at end of period	$22.57	$21.79	$17.63	$15.77	$16.47	$15.04	$12.60	$17.44	$15.93	
Number of accumulation units outstanding at end of period	28	0	0	362	70	2,380	2,556	3,372	986	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$23.01	$17.12	$14.66	$15.43	$12.20	$9.57	$14.49	$15.05	$13.04	$12.67
Value at end of period	$22.83	$23.01	$17.12	$14.66	$15.43	$12.20	$9.57	$14.49	$15.05	$13.04
Number of accumulation units outstanding at end of period	866	767	2,911	780	582	358	797	4,382	2,428	531
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.72	$14.42	$13.19	$14.06	$11.10	$7.86	$13.85	$12.57	$11.85	$11.47
Value at end of period	$20.92	$19.72	$14.42	$13.19	$14.06	$11.10	$7.86	$13.85	$12.57	$11.85
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	796	0	647
FUNDAMENTAL INVESTORS^{SM} (CLASS R-3)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.00	$10.03	$8.69	$8.99	$7.88					
Value at end of period	$13.96	$13.00	$10.03	$8.69	$8.99					
Number of accumulation units outstanding at end of period	75	2,548	523	0	357					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$18.27	$14.32	$13.15	$14.21	$12.79	$9.44				
Value at end of period	$18.84	$18.27	$14.32	$13.15	$14.21	$12.79				
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,976				
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$10.60	$11.00	$10.53	$10.18						
Value at end of period	$11.10	$10.60	$11.00	$10.53						
Number of accumulation units outstanding at end of period	0	0	4,392	4,195						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$17.84	$13.87	$12.28	$12.96	$10.46	$8.37	$14.01	$14.13	$12.74	$12.61
Value at end of period	$19.64	$17.84	$13.87	$12.28	$12.96	$10.46	$8.37	$14.01	$14.13	$12.74
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	3,391	5,944	5,144

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.98	$14.01	$12.16	$12.17	$10.80	$7.80	$12.55	$11.46		
Value at end of period	$19.78	$17.98	$14.01	$12.16	$12.17	$10.80	$7.80	$12.55		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	80		
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.00	$11.04	$10.11	$10.59	$8.77	$6.83	$10.32			
Value at end of period	$16.30	$15.00	$11.04	$10.11	$10.59	$8.77	$6.83			
Number of accumulation units outstanding at end of period	1,550	1,111	173	0	0	287	62			
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$20.46	$16.37	$13.76	$15.11	$13.61	$10.04	$16.40	$14.30		
Value at end of period	$20.80	$20.46	$16.37	$13.76	$15.11	$13.61	$10.04	$16.40		
Number of accumulation units outstanding at end of period	1,168	1,167	971	2,039	123	19	138	45		
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$14.31	$11.22	$10.01	$10.30	$9.57	$6.76	$12.66	$11.28	$11.13	
Value at end of period	$16.25	$14.31	$11.22	$10.01	$10.30	$9.57	$6.76	$12.66	$11.28	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	5,097	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$34.98	$32.72	$27.44	$33.96	$27.11	$15.12	$29.49	$22.33	$18.08	$15.38
Value at end of period	$32.85	$34.98	$32.72	$27.44	$33.96	$27.11	$15.12	$29.49	$22.33	$18.08
Number of accumulation units outstanding at end of period	603	1,105	555	0	178	153	117	685	747	1,970
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$14.94	$13.02	$11.86	$12.24	$11.09	$9.26	$13.55	$13.55		
Value at end of period	$15.92	$14.94	$13.02	$11.86	$12.24	$11.09	$9.26	$13.55		
Number of accumulation units outstanding at end of period	0	0	0	0	127	127	127	72		
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$13.47	$15.05	$14.03	$12.74	$11.95	$10.24	$11.54			
Value at end of period	$13.70	$13.47	$15.05	$14.03	$12.74	$11.95	$10.24			
Number of accumulation units outstanding at end of period	1,734	1,738	1,759	1,046	0	0	306			
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$8.27	$8.56	$7.76	$10.29	$9.01	$5.24	$4.59			
Value at end of period	$7.12	$8.27	$8.56	$7.76	$10.29	$9.01	$5.24			
Number of accumulation units outstanding at end of period	0	189	148	151	160	77	11			
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.98	$15.33	$13.51	$13.94	$12.01	$7.52	$12.09	$11.46	$10.51	$10.55
Value at end of period	$16.72	$16.98	$15.33	$13.51	$13.94	$12.01	$7.52	$12.09	$11.46	$10.51
Number of accumulation units outstanding at end of period	842	445	2,905	3,456	1,642	1,391	1,610	4,310	3,317	3,010
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.09	$14.42	$12.33	$14.31	$13.37	$9.05	$17.02	$14.71	$12.43	$12.16
Value at end of period	$15.92	$18.09	$14.42	$12.33	$14.31	$13.37	$9.05	$17.02	$14.71	$12.43
Number of accumulation units outstanding at end of period	590	0	0	0	0	0	0	6,696	3,827	796

CFI 206

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.78	$14.24	$11.98	$12.78	$11.55	$8.71	$14.50	$13.26	$12.13	$11.58
Value at end of period	$20.23	$18.78	$14.24	$11.98	$12.78	$11.55	$8.71	$14.50	$13.26	$12.13
Number of accumulation units outstanding at end of period	963	688	1,896	7,117	5,918	5,015	4,175	11,704	6,644	10,565
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$17.16	$14.74	$13.36	$12.85	$11.65	$9.50	$13.57	$13.30		
Value at end of period	$18.32	$17.16	$14.74	$13.36	$12.85	$11.65	$9.50	$13.57		
Number of accumulation units outstanding at end of period	684	47	120	2,254	223	616	510	1,923		
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$18.89	$14.78	$13.26	$12.24	$10.86	$9.46	$13.94	$13.57	$13.19	
Value at end of period	$20.68	$18.89	$14.78	$13.26	$12.24	$10.86	$9.46	$13.94	$13.57	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	577	
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.15	$13.85	$13.78							
Value at end of period	$19.05	$18.15	$13.85							
Number of accumulation units outstanding at end of period	32	672	603							
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$14.17	$14.61	$13.70	$13.42	$12.62	$11.34	$11.49	$10.62	$10.59	
Value at end of period	$14.73	$14.17	$14.61	$13.70	$13.42	$12.62	$11.34	$11.49	$10.62	
Number of accumulation units outstanding at end of period	1,620	4,331	3,837	430	2,500	1,307	158	2,875	340	
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.24	$17.23	$14.84	$15.07	$13.55	$10.47				
Value at end of period	$24.14	$22.24	$17.23	$14.84	$15.07	$13.55				
Number of accumulation units outstanding at end of period	0	0	0	1,592	0	98				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$12.17	$12.86	$12.08	$11.81	$10.34	$8.62	$10.14			
Value at end of period	$12.05	$12.17	$12.86	$12.08	$11.81	$10.34	$8.62			
Number of accumulation units outstanding at end of period	1,208	1,184	985	0	29	0	165			
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.35	$13.76	$13.53	$12.74	$12.13	$11.69	$11.07	$10.58	$10.19	
Value at end of period	$13.85	$13.35	$13.76	$13.53	$12.74	$12.13	$11.69	$11.07	$10.58	
Number of accumulation units outstanding at end of period	0	908	845	333	1,162	1,147	581	0	1,434	
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$20.05	$15.58	$13.66	$13.90	$12.37	$11.25				
Value at end of period	$21.87	$20.05	$15.58	$13.66	$13.90	$12.37				
Number of accumulation units outstanding at end of period	0	0	0	0	156	156				
VOYA GROWTH OPPORTUNITIES FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$17.53	$13.81	$13.79							
Value at end of period	$19.56	$17.53	$13.81							
Number of accumulation units outstanding at end of period	14	6,076	4,582							

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I) (Funds were first received in this option during September 2005)										
Value at beginning of period	$15.84	$12.10	$10.74	$10.91	$9.73	$8.02	$12.97	$12.54	$11.12	$10.96
Value at end of period	$17.75	$15.84	$12.10	$10.74	$10.91	$9.73	$8.02	$12.97	$12.54	$11.12
Number of accumulation units outstanding at end of period	0	0	0	875	826	2,692	843	1,179	311	2,073
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I) (Funds were first received in this option during September 2005)										
Value at beginning of period	$19.71	$14.88	$12.84	$13.19	$10.99	$8.47	$13.78	$13.27	$12.31	$12.01
Value at end of period	$21.26	$19.71	$14.88	$12.84	$13.19	$10.99	$8.47	$13.78	$13.27	$12.31
Number of accumulation units outstanding at end of period	0	0	3,962	550	618	67	46	6,517	3,846	1,143
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I) (Funds were first received in this option during September 2005)										
Value at beginning of period	$18.98	$13.51	$12.21	$12.49	$10.33	$8.40	$12.85	$13.91	$12.42	$12.19
Value at end of period	$19.71	$18.98	$13.51	$12.21	$12.49	$10.33	$8.40	$12.85	$13.91	$12.42
Number of accumulation units outstanding at end of period	0	0	0	0	0	12	6	1,072	2,204	113
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2) (Funds were first received in this option during May 2011)										
Value at beginning of period	$12.92	$11.93	$10.96	$11.35						
Value at end of period	$13.49	$12.92	$11.93	$10.96						
Number of accumulation units outstanding at end of period	0	1,343	3,052	2,096						
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2) (Funds were first received in this option during August 2012)										
Value at beginning of period	$14.38	$12.45	$12.02							
Value at end of period	$15.00	$14.38	$12.45							
Number of accumulation units outstanding at end of period	0	9	237							
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2) (Funds were first received in this option during December 2012)										
Value at beginning of period	$15.26	$12.68	$12.64							
Value at end of period	$15.96	$15.26	$12.68							
Number of accumulation units outstanding at end of period	0	437	5							
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2) (Funds were first received in this option during May 2011)										
Value at beginning of period	$15.75	$12.86	$11.25	$12.47						
Value at end of period	$16.49	$15.75	$12.86	$11.25						
Number of accumulation units outstanding at end of period	0	1,730	1,510	790						
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2) (Funds were first received in this option during May 2011)										
Value at beginning of period	$15.23	$12.43	$10.87	$12.05						
Value at end of period	$15.98	$15.23	$12.43	$10.87						
Number of accumulation units outstanding at end of period	30	536	1,715	1,357						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2) (Funds were first received in this option during December 2012)										
Value at beginning of period	$12.38	$11.64	$11.61							
Value at end of period	$12.95	$12.38	$11.64							
Number of accumulation units outstanding at end of period	0	15	8							
VOYA INTERMEDIATE BOND FUND (CLASS A) (Funds were first received in this option during September 2005)										
Value at beginning of period	$13.47	$13.73	$12.76	$11.98	$11.05	$9.91	$11.14	$10.66	$10.38	$10.43
Value at end of period	$14.18	$13.47	$13.73	$12.76	$11.98	$11.05	$9.91	$11.14	$10.66	$10.38
Number of accumulation units outstanding at end of period	0	0	0	3,199	653	5,445	4,489	6,428	2,753	2,821

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$13.41	$13.62	$12.64	$11.93	$11.03	$10.03	$11.13	$10.66	$10.30	
Value at end of period	$14.09	$13.41	$13.62	$12.64	$11.93	$11.03	$10.03	$11.13	$10.66	
Number of accumulation units outstanding at end of period	0	250	0	0	799	936	1,638	667	9,271	
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$15.29	$12.76	$10.82	$13.16						
Value at end of period	$14.37	$15.29	$12.76	$10.82						
Number of accumulation units outstanding at end of period	0	0	0	213						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.19	$9.45	$8.37	$8.20	$6.98	$6.29	$9.13	$9.30		
Value at end of period	$13.21	$12.19	$9.45	$8.37	$8.20	$6.98	$6.29	$9.13		
Number of accumulation units outstanding at end of period	0	0	0	990	345	5,247	4,582	92		
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$20.23	$15.92	$13.40	$16.46	$13.37	$9.30	$19.52	$18.55		
Value at end of period	$18.77	$20.23	$15.92	$13.40	$16.46	$13.37	$9.30	$19.52		
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,048	673	14		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.44	$10.44	$9.59	$10.17	$8.89	$7.25	$11.25	$11.44		
Value at end of period	$15.27	$13.44	$10.44	$9.59	$10.17	$8.89	$7.25	$11.25		
Number of accumulation units outstanding at end of period	0	0	1,052	1,037	914	4,077	1,223	488		
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$13.39	$10.41	$9.56	$10.14	$8.72					
Value at end of period	$15.21	$13.39	$10.41	$9.56	$10.14					
Number of accumulation units outstanding at end of period	2,215	0	0	0	260					
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$20.02	$19.90	$17.46	$16.15	$12.82	$10.01	$15.61	$18.92	$14.07	$13.25
Value at end of period	$25.76	$20.02	$19.90	$17.46	$16.15	$12.82	$10.01	$15.61	$18.92	$14.07
Number of accumulation units outstanding at end of period	0	0	0	0	139	2,726	75	1,426	1,732	200
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$13.48	$10.35	$9.09	$8.98	$8.12	$6.91				
Value at end of period	$15.01	$13.48	$10.35	$9.09	$8.98	$8.12				
Number of accumulation units outstanding at end of period	0	0	0	0	1,102	1,624				
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$26.06	$18.99	$16.71	$18.08						
Value at end of period	$27.15	$26.06	$18.99	$16.71						
Number of accumulation units outstanding at end of period	3	101	1,018	963						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.80	$16.74	$14.79	$15.34	$12.48	$9.89	$14.52	$13.91		
Value at end of period	$24.01	$22.80	$16.74	$14.79	$15.34	$12.48	$9.89	$14.52		
Number of accumulation units outstanding at end of period	0	127	0	0	5	8,645	6	371		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.13	$12.19	$11.08	$11.31	$10.79					
Value at end of period	$13.70	$13.13	$12.19	$11.08	$11.31					
Number of accumulation units outstanding at end of period	2,363	2,246	3,220	7,915	15,288					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.47	$12.61	$11.26	$11.77	$11.04					
Value at end of period	$15.08	$14.47	$12.61	$11.26	$11.77					
Number of accumulation units outstanding at end of period	5,909	7,702	3,074	27,331	55,388					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.21	$12.81	$11.27	$11.97	$11.20					
Value at end of period	$15.87	$15.21	$12.81	$11.27	$11.97					
Number of accumulation units outstanding at end of period	361	7,148	1,517	15,789	15,418					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.72	$12.90	$11.31	$12.09	$11.25					
Value at end of period	$16.45	$15.72	$12.90	$11.31	$12.09					
Number of accumulation units outstanding at end of period	0	740	2,059	10,143	12,517					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.00	$14.70								
Value at end of period	$15.73	$15.00								
Number of accumulation units outstanding at end of period	0	83								
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.43	$11.77	$10.86	$10.96	$10.49					
Value at end of period	$12.98	$12.43	$11.77	$10.86	$10.96					
Number of accumulation units outstanding at end of period	0	53	1,605	2,000	4,328					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$14.26	$12.89	$11.63	$11.57	$10.55	$9.07	$12.02	$11.51	$11.05	
Value at end of period	$15.01	$14.26	$12.89	$11.63	$11.57	$10.55	$9.07	$12.02	$11.51	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,499	1,334	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$15.08	$12.48	$10.99	$11.47	$10.28	$8.32	$13.18	$13.65		
Value at end of period	$15.86	$15.08	$12.48	$10.99	$11.47	$10.28	$8.32	$13.18		
Number of accumulation units outstanding at end of period	0	0	0	0	0	199	0	91		
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$14.59	$12.68	$11.31	$11.52	$10.42	$8.66	$12.63	$12.23		
Value at end of period	$15.37	$14.59	$12.68	$11.31	$11.52	$10.42	$8.66	$12.63		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	1,903		
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$11.58	$12.05	$12.04							
Value at end of period	$12.07	$11.58	$12.05							
Number of accumulation units outstanding at end of period	0	2,285	1,630							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$22.88	$17.62	$15.31	$16.56						
Value at end of period	$25.43	$22.88	$17.62	$15.31						
Number of accumulation units outstanding at end of period	0	0	956	919						
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$24.51	$17.86	$15.10	$14.94	$11.95	$8.94	$15.39	$15.05		
Value at end of period	$25.28	$24.51	$17.86	$15.10	$14.94	$11.95	$8.94	$15.39		
Number of accumulation units outstanding at end of period	1,209	3,355	3,265	2,404	766	3,538	2,585	3,195		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.82	$12.72	$11.14	$10.31	$8.15	$6.08	$10.01	$10.32		
Value at end of period	$16.44	$12.82	$12.72	$11.14	$10.31	$8.15	$6.08	$10.01		
Number of accumulation units outstanding at end of period	1,644	1,814	1,483	1,294	521	530	713	1,504		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$14.90	$11.18	$10.08	$10.69	$9.65	$7.42	$12.35	$11.99	$11.05	
Value at end of period	$16.61	$14.90	$11.18	$10.08	$10.69	$9.65	$7.42	$12.35	$11.99	
Number of accumulation units outstanding at end of period	0	118	0	0	0	36	5	979	47	
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68	$9.42			
Value at end of period	$15.81	$15.33	$11.08	$9.81	$10.20	$8.24	$6.68			
Number of accumulation units outstanding at end of period	0	46	0	0	0	4	19			
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.75	$15.44	$13.63	$15.49	$12.21	$8.88	$13.71			
Value at end of period	$21.74	$20.75	$15.44	$13.63	$15.49	$12.21	$8.88			
Number of accumulation units outstanding at end of period	1,130	1,085	928	480	327	809	854			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.48	$13.10	$11.17	$11.54	$10.14	$7.98	$12.70	$13.15	$11.85	
Value at end of period	$18.86	$17.48	$13.10	$11.17	$11.54	$10.14	$7.98	$12.70	$13.15	
Number of accumulation units outstanding at end of period	0	0	0	0	440	1,807	1,377	4,441	7,830	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.41	$14.40	$12.24	$15.17	$12.77	$7.54	$15.66	$15.72		
Value at end of period	$13.36	$13.41	$14.40	$12.24	$15.17	$12.77	$7.54	$15.66		
Number of accumulation units outstanding at end of period	429	351	1,008	84	242	2,099	618	1,576		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$22.62	$17.39	$14.66	$14.56	$11.98	$9.65	$14.57	$14.83		
Value at end of period	$25.71	$22.62	$17.39	$14.66	$14.56	$11.98	$9.65	$14.57		
Number of accumulation units outstanding at end of period	283	1,945	3,237	1,490	57	1,377	1,212	2,593		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$20.63	$15.03	$12.82	$14.19						
Value at end of period	$22.07	$20.63	$15.03	$12.82						
Number of accumulation units outstanding at end of period	0	0	1,797	1,704						

CFI 211

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.01	$14.37	$11.97	$13.21	$11.55	$8.39	$14.25	$13.56	$11.66	$11.12
Value at end of period	$18.17	$18.01	$14.37	$11.97	$13.21	$11.55	$8.39	$14.25	$13.56	$11.66
Number of accumulation units outstanding at end of period	0	0	0	332	0	13,688	1,018	1,405	3,522	4,383
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$18.49	$16.69	$14.57	$14.88	$12.68	$7.70	$11.06	$11.31		
Value at end of period	$18.29	$18.49	$16.69	$14.57	$14.88	$12.68	$7.70	$11.06		
Number of accumulation units outstanding at end of period	5	969	497	625	0	0	0	626		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$11.40	
Value at end of period	$20.79	$18.77	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	
Number of accumulation units outstanding at end of period	1,750	79	410	4,015	4,006	21,728	4,495	16,833	15	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$17.71	$13.82	$11.94	$12.20	$10.74	$8.70	$13.71	$13.63		
Value at end of period	$18.79	$17.71	$13.82	$11.94	$12.20	$10.74	$8.70	$13.71		
Number of accumulation units outstanding at end of period	848	769	0	2,157	10	1,412	1,174	1,382		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.65	$14.31	$12.21	$12.51	$10.86	$7.70	$13.51	$12.47	$11.16	$10.84
Value at end of period	$21.06	$19.65	$14.31	$12.21	$12.51	$10.86	$7.70	$13.51	$12.47	$11.16
Number of accumulation units outstanding at end of period	0	0	0	0	0	382	169	1,809	0	3,054
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$12.63	$10.65	$9.08	$10.46	$9.75	$7.48	$12.74			
Value at end of period	$11.62	$12.63	$10.65	$9.08	$10.46	$9.75	$7.48			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0			
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$17.01	$13.09	$11.81	$11.20	$10.03	$8.55	$12.98	$12.67	$10.90	$10.82
Value at end of period	$18.63	$17.01	$13.09	$11.81	$11.20	$10.03	$8.55	$12.98	$12.67	$10.90
Number of accumulation units outstanding at end of period	412	463	1,110	0	1,571	962	406	11,593	6,544	2,601

TABLE 25
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
ALGER GREEN FUND (CLASS A)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$12.46	$9.89							
Value at end of period	$12.89	$12.46							
Number of accumulation units outstanding at end of period	47	46							

CFI 212

	2014	2013	2012	2011	2010	2009	2008	2007	2006
AMANA GROWTH FUND (INVESTOR CLASS)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$17.96	$15.78							
Value at end of period	$20.19	$17.96							
Number of accumulation units outstanding at end of period	1,206	1,127							
AMERICAN BALANCED FUND® (CLASS R-3)									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$16.56	$13.81	$12.28	$12.01	$10.79	$9.05	$12.36	$12.31	
Value at end of period	$17.76	$16.56	$13.81	$12.28	$12.01	$10.79	$9.05	$12.36	
Number of accumulation units outstanding at end of period	8,999	8,888	12	13	3,422	2,811	1,755	463	
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)									
(Funds were first received in this option during May 2012)									
Value at beginning of period	$11.59	$12.96	$12.81						
Value at end of period	$11.72	$11.59	$12.96						
Number of accumulation units outstanding at end of period	0	0	9,481						
ARIEL FUND (INVESTOR CLASS)									
(Funds were first received in this option during April 2009)									
Value at beginning of period	$18.26	$12.82	$10.82	$12.40	$10.00	$6.04			
Value at end of period	$19.95	$18.26	$12.82	$10.82	$12.40	$10.00			
Number of accumulation units outstanding at end of period	52	0	1,499	1,314	1,043	1,396			
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$16.60	$14.22							
Value at end of period	$17.87	$16.60							
Number of accumulation units outstanding at end of period	1,448	1,357							
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND (INVESTOR A SHARES)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$22.54	$20.04							
Value at end of period	$23.67	$22.54							
Number of accumulation units outstanding at end of period	0	33							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$17.84	$15.04							
Value at end of period	$18.27	$17.84							
Number of accumulation units outstanding at end of period	661	508							
COLUMBIA MID CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$13.88	$10.41	$9.06	$9.60	$7.92	$7.40			
Value at end of period	$15.32	$13.88	$10.41	$9.06	$9.60	$7.92			
Number of accumulation units outstanding at end of period	1	1	1	36	2	2			
DODGE & COX STOCK FUND									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$18.00	$13.03	$10.86	$10.76					
Value at end of period	$19.54	$18.00	$13.03	$10.86					
Number of accumulation units outstanding at end of period	0	0	0	41					
EUROPACIFIC GROWTH FUND® (CLASS R-3)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$19.74	$16.68	$14.20	$16.68	$15.48	$11.29	$19.28	$16.45	$15.26
Value at end of period	$18.93	$19.74	$16.68	$14.20	$16.68	$15.48	$11.29	$19.28	$16.45
Number of accumulation units outstanding at end of period	2,392	1,942	7,084	6,411	9,993	7,665	205	0	119

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$17.73	$14.25							
Value at end of period	$19.11	$17.73							
Number of accumulation units outstanding at end of period	98	95							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during March 2006)									
Value at beginning of period	$20.54	$15.90	$13.88	$14.47	$12.54	$9.39	$16.60	$14.35	$13.55
Value at end of period	$22.63	$20.54	$15.90	$13.88	$14.47	$12.54	$9.39	$16.60	$14.35
Number of accumulation units outstanding at end of period	6,413	3,272	21,327	18,546	27,242	19,650	13,788	6,635	1,784
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$15.84	$12.56	$10.88	$10.95	$9.66	$7.54	$13.36	$13.27	
Value at end of period	$16.94	$15.84	$12.56	$10.88	$10.95	$9.66	$7.54	$13.36	
Number of accumulation units outstanding at end of period	278	431	413	47	0	0	832	374	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$16.06	$11.97	$10.61	$10.75	$8.80	$6.97	$13.41	$10.80	
Value at end of period	$17.59	$16.06	$11.97	$10.61	$10.75	$8.80	$6.97	$13.41	
Number of accumulation units outstanding at end of period	0	156	104	0	0	0	995	421	
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)									
(Funds were first received in this option during February 2007)									
Value at beginning of period	$21.68	$17.55	$15.71	$16.42	$14.99	$12.57	$17.41	$16.57	
Value at end of period	$22.45	$21.68	$17.55	$15.71	$16.42	$14.99	$12.57	$17.41	
Number of accumulation units outstanding at end of period	0	0	0	0	2,937	1,571	1,129	530	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)									
(Funds were first received in this option during July 2010)									
Value at beginning of period	$22.89	$17.04	$14.60	$15.38	$12.60				
Value at end of period	$22.70	$22.89	$17.04	$14.60	$15.38				
Number of accumulation units outstanding at end of period	0	0	7	22	567				
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$19.62	$14.36	$13.14	$14.01	$11.06	$7.84	$13.83	$12.56	$12.68
Value at end of period	$20.80	$19.62	$14.36	$13.14	$14.01	$11.06	$7.84	$13.83	$12.56
Number of accumulation units outstanding at end of period	606	568	0	0	0	0	651	346	120
FUNDAMENTAL INVESTORS℠ (CLASS R-3)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$12.97	$10.54							
Value at end of period	$13.91	$12.97							
Number of accumulation units outstanding at end of period	1,286	1,004							
INVESCO MID CAP CORE EQUITY FUND (CLASS A)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$18.18	$14.26	$13.10	$14.16	$12.75	$9.93	$13.88	$12.72	
Value at end of period	$18.74	$18.18	$14.26	$13.10	$14.16	$12.75	$9.93	$13.88	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,230	1,493	
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$10.58	$10.54							
Value at end of period	$11.08	$10.58							
Number of accumulation units outstanding at end of period	0	322							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)									
(Funds were first received in this option during January 2013)									
Value at beginning of period	$23.67	$15.67							
Value at end of period	$24.10	$23.67							
Number of accumulation units outstanding at end of period	0	2,672							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$17.75	$13.81	$12.23	$12.92	$10.43	$8.35	$13.99	$14.59	
Value at end of period	$19.53	$17.75	$13.81	$12.23	$12.92	$10.43	$8.35	$13.99	
Number of accumulation units outstanding at end of period	139	0	0	0	1,201	906	464	372	
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)									
(Funds were first received in this option during August 2013)									
Value at beginning of period	$17.90	$15.72							
Value at end of period	$19.67	$17.90							
Number of accumulation units outstanding at end of period	0	332							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$14.94	$11.00	$10.09	$10.56	$8.75	$6.82	$11.34	$11.35	
Value at end of period	$16.23	$14.94	$11.00	$10.09	$10.56	$8.75	$6.82	$11.34	
Number of accumulation units outstanding at end of period	0	0	5,781	5,512	4,687	3,720	101	18	
NEW PERSPECTIVE FUND® (CLASS R-3)									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$20.36	$16.30	$13.70	$15.06	$13.57	$13.04			
Value at end of period	$20.69	$20.36	$16.30	$13.70	$15.06	$13.57			
Number of accumulation units outstanding at end of period	52	441	1	2	2	2			
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)									
(Funds were first received in this option during March 2006)									
Value at beginning of period	$34.80	$32.57	$27.33	$33.84	$27.03	$15.08	$29.43	$22.30	$19.67
Value at end of period	$32.67	$34.80	$32.57	$27.33	$33.84	$27.03	$15.08	$29.43	$22.30
Number of accumulation units outstanding at end of period	65	392	1,121	805	685	542	1,808	2,529	1,066
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)									
(Funds were first received in this option during August 2012)									
Value at beginning of period	$10.87	$11.50	$11.14						
Value at end of period	$10.76	$10.87	$11.50						
Number of accumulation units outstanding at end of period	998	1,702	575						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)									
(Funds were first received in this option during March 2006)									
Value at beginning of period	$14.87	$12.96	$11.81	$12.20	$11.06	$9.24	$13.53	$12.53	$11.92
Value at end of period	$15.83	$14.87	$12.96	$11.81	$12.20	$11.06	$9.24	$13.53	$12.53
Number of accumulation units outstanding at end of period	1,582	1,459	2,360	2,555	3,860	3,017	1,960	1,150	507
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)									
(Funds were first received in this option during May 2013)									
Value at beginning of period	$13.42	$14.37							
Value at end of period	$13.64	$13.42							
Number of accumulation units outstanding at end of period	0	2,232							
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$8.24	$8.54	$7.75	$10.27	$9.00	$5.23	$11.94		
Value at end of period	$7.10	$8.24	$8.54	$7.75	$10.27	$9.00	$5.23		
Number of accumulation units outstanding at end of period	28	0	0	0	0	0	293		

CFI 215

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
PIONEER HIGH YIELD FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$16.90	$15.26	$13.46	$13.89	$11.98	$7.50	$12.07	$11.45	$11.45
Value at end of period	$16.63	$16.90	$15.26	$13.46	$13.89	$11.98	$7.50	$12.07	$11.45
Number of accumulation units outstanding at end of period	405	94	10,896	10,912	11,971	9,933	724	425	324
PIONEER STRATEGIC INCOME FUND (CLASS A)									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$11.98	$12.28							
Value at end of period	$12.36	$11.98							
Number of accumulation units outstanding at end of period	424	323							
ROYCE TOTAL RETURN FUND (K CLASS)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$18.13	$13.89	$12.31	$12.27					
Value at end of period	$18.08	$18.13	$13.89	$12.31					
Number of accumulation units outstanding at end of period	0	0	0	3					
THE GROWTH FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$18.69	$14.18	$11.94	$12.74	$11.51	$8.69	$14.47	$13.24	$13.29
Value at end of period	$20.12	$18.69	$14.18	$11.94	$12.74	$11.51	$8.69	$14.47	$13.24
Number of accumulation units outstanding at end of period	2,195	1,128	2,260	1,841	10,672	6,647	2,227	757	234
THE INCOME FUND OF AMERICA® (CLASS R-3)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$17.07	$14.67	$13.31	$12.80	$11.61	$9.47	$13.54	$13.26	$13.23
Value at end of period	$18.22	$17.07	$14.67	$13.31	$12.80	$11.61	$9.47	$13.54	$13.26
Number of accumulation units outstanding at end of period	209	0	9,918	8,816	13,051	10,756	4,214	2,770	1,528
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$14.10	$14.54	$13.64	$13.37	$12.58	$11.31	$11.47	$10.63	
Value at end of period	$14.65	$14.10	$14.54	$13.64	$13.37	$12.58	$11.31	$11.47	
Number of accumulation units outstanding at end of period	2,404	3,366	936	39	418	419	2,525	273	
VOYA BALANCED PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2006)									
Value at beginning of period	$14.43	$12.55	$11.20	$11.52	$10.24	$8.72	$12.30	$11.82	$11.24
Value at end of period	$15.11	$14.43	$12.55	$11.20	$11.52	$10.24	$8.72	$12.30	$11.82
Number of accumulation units outstanding at end of period	2,062	2,063	2,346	287	285	286	223	128	58
VOYA CORE EQUITY RESEARCH FUND (CLASS A)									
(Funds were first received in this option during December 2009)									
Value at beginning of period	$22.18	$17.19	$14.81	$15.05	$13.54	$13.54			
Value at end of period	$24.07	$22.18	$17.19	$14.81	$15.05	$13.54			
Number of accumulation units outstanding at end of period	0	0	2,012	2,012	1,783	1,742			
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2011)									
Value at beginning of period	$14.25	$12.70	$13.25	$16.49					
Value at end of period	$12.40	$14.25	$12.70	$13.25					
Number of accumulation units outstanding at end of period	0	54	34	14					
VOYA HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$16.51	$15.84	$14.07	$13.65	$12.10	$8.21	$10.84		
Value at end of period	$16.49	$16.51	$15.84	$14.07	$13.65	$12.10	$8.21		
Number of accumulation units outstanding at end of period	32	3,159	0	0	0	0	171		

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$15.76	$12.05	$10.69	$10.88	$9.70	$8.00	$12.94	$12.46	
Value at end of period	$17.66	$15.76	$12.05	$10.69	$10.88	$9.70	$8.00	$12.94	
Number of accumulation units outstanding at end of period	1,993	3,351	2,083	0	1,924	1,144	1,597	1,169	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$19.61	$14.81	$12.79	$13.14	$10.95	$8.45	$13.75	$13.94	
Value at end of period	$21.15	$19.61	$14.81	$12.79	$13.14	$10.95	$8.45	$13.75	
Number of accumulation units outstanding at end of period	462	561	1,525	23	1,661	1,566	1,018	478	
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)									
(Funds were first received in this option during June 2012)									
Value at beginning of period	$18.89	$13.45	$12.16	$12.45	$10.30	$8.38	$12.82		
Value at end of period	$19.60	$18.89	$13.45	$12.16	$12.45	$10.30	$8.38		
Number of accumulation units outstanding at end of period	365	456	456	0	0	11	0		
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$12.89	$11.91	$10.95	$10.94					
Value at end of period	$13.45	$12.89	$11.91	$10.95					
Number of accumulation units outstanding at end of period	0	737	0	132					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during September 2011)									
Value at beginning of period	$14.35	$12.43	$11.14	$10.95					
Value at end of period	$14.96	$14.35	$12.43	$11.14					
Number of accumulation units outstanding at end of period	3,650	6,085	4,908	964					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during May 2010)									
Value at beginning of period	$15.23	$12.66	$11.14	$11.68	$10.77				
Value at end of period	$15.92	$15.23	$12.66	$11.14	$11.68				
Number of accumulation units outstanding at end of period	0	186	0	48	6,135				
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$15.72	$12.84	$11.24	$11.31					
Value at end of period	$16.45	$15.72	$12.84	$11.24					
Number of accumulation units outstanding at end of period	4,376	1,106	0	46					
VOYA INTERMEDIATE BOND FUND (CLASS A)									
(Funds were first received in this option during March 2006)									
Value at beginning of period	$13.41	$13.67	$12.71	$11.94	$11.02	$9.88	$11.12	$10.64	$10.35
Value at end of period	$14.11	$13.41	$13.67	$12.71	$11.94	$11.02	$9.88	$11.12	$10.64
Number of accumulation units outstanding at end of period	0	0	22,939	20,152	18,204	15,259	491	122	6
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$13.34	$13.56	$12.59	$11.89	$11.00	$10.01	$11.11	$10.64	$10.68
Value at end of period	$14.01	$13.34	$13.56	$12.59	$11.89	$11.00	$10.01	$11.11	$10.64
Number of accumulation units outstanding at end of period	358	470	195	0	4,039	0	558	417	279
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$9.60	$8.02	$6.85	$7.54					
Value at end of period	$8.90	$9.60	$8.02	$6.85					
Number of accumulation units outstanding at end of period	0	166	136	101					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2009)									
Value at beginning of period	$15.21	$12.70	$10.78	$12.83	$12.67	$12.67			
Value at end of period	$14.29	$15.21	$12.70	$10.78	$12.83	$12.67			
Number of accumulation units outstanding at end of period	0	0	874	788	772	718			
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$12.14	$9.42	$8.34	$8.18	$6.96	$6.28	$9.12	$9.30	
Value at end of period	$13.16	$12.14	$9.42	$8.34	$8.18	$6.96	$6.28	$9.12	
Number of accumulation units outstanding at end of period	44	0	9,196	9,602	16,377	11,795	8,456	5,075	
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2013)									
Value at beginning of period	$12.15	$10.18							
Value at end of period	$13.05	$12.15							
Number of accumulation units outstanding at end of period	407	407							
VOYA MONEY MARKET PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$10.01	$10.18	$10.36	$10.53	$10.69	$10.83	$10.73	$10.39	
Value at end of period	$9.85	$10.01	$10.18	$10.36	$10.53	$10.69	$10.83	$10.73	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,013	1,930	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$13.39	$10.41	$9.56	$10.15	$8.88	$7.24	$11.24	$11.43	
Value at end of period	$15.20	$13.39	$10.41	$9.56	$10.15	$8.88	$7.24	$11.24	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,964	736	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$13.34	$10.37	$9.53	$10.11	$8.84	$7.22	$11.20	$11.40	
Value at end of period	$15.14	$13.34	$10.37	$9.53	$10.11	$8.84	$7.22	$11.20	
Number of accumulation units outstanding at end of period	0	0	0	0	1,513	1,118	662	208	
VOYA REAL ESTATE FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$19.92	$19.81	$17.39	$16.10	$12.79	$9.98	$15.58	$18.89	$18.71
Value at end of period	$25.62	$19.92	$19.81	$17.39	$16.10	$12.79	$9.98	$15.58	$18.89
Number of accumulation units outstanding at end of period	13	0	1,282	1,096	942	686	2,591	1,255	1,623
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$21.01	$16.14	$14.30	$13.82					
Value at end of period	$23.40	$21.01	$16.14	$14.30					
Number of accumulation units outstanding at end of period	0	128	114	98					
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2009)									
Value at beginning of period	$13.44	$10.33	$9.07	$8.97	$8.11	$8.11			
Value at end of period	$14.96	$13.44	$10.33	$9.07	$8.97	$8.11			
Number of accumulation units outstanding at end of period	0	113	8,893	8,322	8,410	8,783			
VOYA RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO (CLASS S)									
(Funds were first received in this option during April 2011)									
Value at beginning of period	$19.21	$14.79	$12.91	$13.81					
Value at end of period	$21.30	$19.21	$14.79	$12.91					
Number of accumulation units outstanding at end of period	0	49	34	16					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$14.86	$11.24	$9.74	$10.18					
Value at end of period	$16.51	$14.86	$11.24	$9.74					
Number of accumulation units outstanding at end of period	0	3,825	81	69					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$15.98	$11.69	$10.22	$10.78					
Value at end of period	$16.53	$15.98	$11.69	$10.22					
Number of accumulation units outstanding at end of period	0	86	77	65					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$22.69	$16.67	$14.73	$15.29	$12.44	$9.87	$14.49	$13.65	
Value at end of period	$23.88	$22.69	$16.67	$14.73	$15.29	$12.44	$9.87	$14.49	
Number of accumulation units outstanding at end of period	305	511	3,321	2,267	3,899	1,950	6,097	2,716	
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$13.10	$12.17	$11.07	$11.30	$10.79				
Value at end of period	$13.67	$13.10	$12.17	$11.07	$11.30				
Number of accumulation units outstanding at end of period	2,761	0	1,682	1,623	4,535				
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$14.45	$12.60	$11.25	$11.76	$11.04				
Value at end of period	$15.04	$14.45	$12.60	$11.25	$11.76				
Number of accumulation units outstanding at end of period	4,040	0	1,058	902	17,301				
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.18	$12.79	$11.26	$11.97	$11.20				
Value at end of period	$15.83	$15.18	$12.79	$11.26	$11.97				
Number of accumulation units outstanding at end of period	3,798	1,252	2,365	1,728	12,732				
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$15.69	$12.88	$11.30	$12.08	$11.25				
Value at end of period	$16.41	$15.69	$12.88	$11.30	$12.08				
Number of accumulation units outstanding at end of period	5,226	0	585	198	5,682				
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)									
(Funds were first received in this option during April 2010)									
Value at beginning of period	$12.40	$11.75	$10.85	$10.95	$10.49				
Value at end of period	$12.94	$12.40	$11.75	$10.85	$10.95				
Number of accumulation units outstanding at end of period	0	0	0	0	2,071				
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$14.19	$12.83	$11.58	$11.53	$10.52	$9.05	$12.00	$11.48	
Value at end of period	$14.93	$14.19	$12.83	$11.58	$11.53	$10.52	$9.05	$12.00	
Number of accumulation units outstanding at end of period	741	68	36,533	33,704	30,262	25,040	282	129	
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during January 2007)									
Value at beginning of period	$15.00	$12.42	$10.95	$11.43	$10.25	$8.30	$13.15	$12.63	
Value at end of period	$15.77	$15.00	$12.42	$10.95	$11.43	$10.25	$8.30	$13.15	
Number of accumulation units outstanding at end of period	838	0	17,928	18,145	18,570	17,594	163	50	

CFI 219

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$14.52	$12.62	$11.26	$11.48	$10.39	$8.64	$12.08		
Value at end of period	$15.29	$14.52	$12.62	$11.26	$11.48	$10.39	$8.64		
Number of accumulation units outstanding at end of period	2,692	3,148	21,771	17,826	16,712	12,723	29		
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)									
(Funds were first received in this option during March 2011)									
Value at beginning of period	$11.55	$12.02	$11.75	$11.19					
Value at end of period	$12.03	$11.55	$12.02	$11.75					
Number of accumulation units outstanding at end of period	2,239	2,352	2,121	48					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during February 2013)									
Value at beginning of period	$22.76	$18.75							
Value at end of period	$25.30	$22.76							
Number of accumulation units outstanding at end of period	20	258							
VY® BARON GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during September 2009)									
Value at beginning of period	$24.39	$17.78	$15.04	$14.89	$11.91	$11.40			
Value at end of period	$25.15	$24.39	$17.78	$15.04	$14.89	$11.91			
Number of accumulation units outstanding at end of period	581	495	1,892	1,802	2,929	1,415			
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$12.77	$12.67	$11.11	$10.28	$8.14	$7.08			
Value at end of period	$16.37	$12.77	$12.67	$11.11	$10.28	$8.14			
Number of accumulation units outstanding at end of period	1	1	8,920	9,002	9,144	7,920			
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2010)									
Value at beginning of period	$14.82	$11.13	$10.04	$10.66	$9.12				
Value at end of period	$16.52	$14.82	$11.13	$10.04	$10.66				
Number of accumulation units outstanding at end of period	0	107	107	107	1,387				
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$20.66	$15.38	$13.58	$15.45	$12.19	$8.87	$14.75	$13.06	$12.21
Value at end of period	$21.63	$20.66	$15.38	$13.58	$15.45	$12.19	$8.87	$14.75	$13.06
Number of accumulation units outstanding at end of period	91	197	3,784	3,753	4,775	3,613	662	115	163
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2010)									
Value at beginning of period	$17.39	$13.04	$11.12	$11.50	$10.73				
Value at end of period	$18.75	$17.39	$13.04	$11.12	$11.50				
Number of accumulation units outstanding at end of period	0	0	0	32	7				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$13.35	$14.35	$12.21	$15.13	$12.74	$7.53	$15.64	$15.71	
Value at end of period	$13.30	$13.35	$14.35	$12.21	$15.13	$12.74	$7.53	$15.64	
Number of accumulation units outstanding at end of period	0	626	7,224	6,888	5,986	5,304	1,171	454	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)									
(Funds were first received in this option during June 2008)									
Value at beginning of period	$22.51	$17.32	$14.60	$14.51	$11.95	$9.62	$13.60		
Value at end of period	$25.57	$22.51	$17.32	$14.60	$14.51	$11.95	$9.62		
Number of accumulation units outstanding at end of period	42	41	1,154	990	6,553	609	185		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2006)									
Value at beginning of period	$17.93	$14.31	$11.93	$13.17	$11.52	$8.37	$14.23	$13.55	$12.46
Value at end of period	$18.08	$17.93	$14.31	$11.93	$13.17	$11.52	$8.37	$14.23	$13.55
Number of accumulation units outstanding at end of period	1,235	655	1,130	562	494	495	7,953	3,664	84
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$18.41	$16.63	$14.53	$14.85	$12.66	$7.69	$11.05	$10.56	$10.23
Value at end of period	$18.21	$18.41	$16.63	$14.53	$14.85	$12.66	$7.69	$11.05	$10.56
Number of accumulation units outstanding at end of period	283	263	0	0	0	0	0	0	178
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)									
(Funds were first received in this option during October 2006)									
Value at beginning of period	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37	$11.79
Value at end of period	$20.69	$18.69	$15.49	$13.71	$13.50	$11.99	$9.12	$12.74	$12.37
Number of accumulation units outstanding at end of period	0	2,250	0	270	9,352	2,634	10,245	4,872	397
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$17.89	$13.40	$11.68	$12.27	$9.66	$6.68	$11.52		
Value at end of period	$19.77	$17.89	$13.40	$11.68	$12.27	$9.66	$6.68		
Number of accumulation units outstanding at end of period	0	0	160	126	100	70	21		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)									
(Funds were first received in this option during November 2011)									
Value at beginning of period	$19.71	$14.81	$12.93	$13.18					
Value at end of period	$21.74	$19.71	$14.81	$12.93					
Number of accumulation units outstanding at end of period	0	0	0	32					
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)									
(Funds were first received in this option during May 2008)									
Value at beginning of period	$17.62	$13.76	$11.89	$12.16	$10.71	$8.68	$13.04		
Value at end of period	$18.69	$17.62	$13.76	$11.89	$12.16	$10.71	$8.68		
Number of accumulation units outstanding at end of period	562	2,676	0	0	0	0	108		
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$19.56	$14.25	$12.16	$12.47	$10.83	$7.68	$13.49	$12.45	$12.49
Value at end of period	$20.95	$19.56	$14.25	$12.16	$12.47	$10.83	$7.68	$13.49	$12.45
Number of accumulation units outstanding at end of period	0	2,838	0	0	4,095	3,475	3,086	845	253
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$15.76	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	$15.21	$14.90
Value at end of period	$15.38	$15.76	$13.96	$11.91	$13.76	$12.25	$9.02	$18.10	$15.21
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	834	477	224
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)									
(Funds were first received in this option during August 2007)									
Value at beginning of period	$12.58	$10.61	$9.05	$10.44	$9.73	$7.47	$12.73	$12.12	
Value at end of period	$11.57	$12.58	$10.61	$9.05	$10.44	$9.73	$7.47	$12.73	
Number of accumulation units outstanding at end of period	0	56	0	2	2,480	2,208	1,872	438	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)									
(Funds were first received in this option during December 2007)									
Value at beginning of period	$20.10	$15.57	$12.94	$13.88	$13.03	$9.96	$16.72	$17.00	
Value at end of period	$19.32	$20.10	$15.57	$12.94	$13.88	$13.03	$9.96	$16.72	
Number of accumulation units outstanding at end of period	39	0	3,873	3,611	3,057	2,843	1,723	1,404	

CFI 221

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006
WANGER INTERNATIONAL									
(Funds were first received in this option during April 2013)									
Value at beginning of period	$12.44	$11.34							
Value at end of period	$11.73	$12.44							
Number of accumulation units outstanding at end of period	933	870							
WASHINGTON MUTUAL INVESTORS FUND^{SM} **(CLASS R-3)**									
(Funds were first received in this option during November 2009)									
Value at beginning of period	$16.92	$13.03	$11.76	$11.16	$10.00	$9.54			
Value at end of period	$18.53	$16.92	$13.03	$11.76	$11.16	$10.00			
Number of accumulation units outstanding at end of period	1,075	490	2	2	3	3			
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)									
(Funds were first received in this option during December 2006)									
Value at beginning of period	$20.85	$15.32	$13.70	$14.21	$11.76	$9.18	$13.66	$15.08	$15.01
Value at end of period	$22.06	$20.85	$15.32	$13.70	$14.21	$11.76	$9.18	$13.66	$15.08
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,803	1,408	1,129

TABLE 26
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALGER GREEN FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$12.42	$9.35	$8.25	$9.01						
Value at end of period	$12.85	$12.42	$9.35	$8.25						
Number of accumulation units outstanding at end of period	11	816	679	410						
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$16.23	$12.27	$10.59	$10.17	$9.13	$7.66	$13.11	$12.61	$11.02	
Value at end of period	$17.41	$16.23	$12.27	$10.59	$10.17	$9.13	$7.66	$13.11	$12.61	
Number of accumulation units outstanding at end of period	0	0	0	0	1,142	1,389	1,059	787	1,588	
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.92	$14.81	$13.52	$13.98	$13.18					
Value at end of period	$20.13	$17.92	$14.81	$13.52	$13.98					
Number of accumulation units outstanding at end of period	0	651	521	843	7					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2010)										
Value at beginning of period	$18.37	$14.37	$13.31	$13.25	$11.06					
Value at end of period	$19.75	$18.37	$14.37	$13.31	$13.25					
Number of accumulation units outstanding at end of period	217	195	679	551	289					
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.48	$13.75	$12.23	$11.97	$10.76	$9.02	$12.34	$11.76	$10.69	$10.52
Value at end of period	$17.66	$16.48	$13.75	$12.23	$11.97	$10.76	$9.02	$12.34	$11.76	$10.69
Number of accumulation units outstanding at end of period	2,842	3,429	10,915	1,802	7,493	5,919	5,694	3,969	5,214	893

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$11.57	$12.93	$12.32	$11.08	$10.76					
Value at end of period	$11.69	$11.57	$12.93	$12.32	$11.08					
Number of accumulation units outstanding at end of period	262	4,820	1,474	4,224	2,756					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$19.78	$13.74	$11.70	$12.83	$10.90	$6.80	$11.66	$12.01	$11.00	$10.46
Value at end of period	$21.05	$19.78	$13.74	$11.70	$12.83	$10.90	$6.80	$11.66	$12.01	$11.00
Number of accumulation units outstanding at end of period	1,198	1,453	1,075	202	296	267	131	0	438	191
ARIEL FUND (INVESTOR CLASS)										
Value at beginning of period	$18.17	$12.76	$10.78	$12.35	$9.97	$6.20	$12.17	$12.58	$11.58	$11.66
Value at end of period	$19.84	$18.17	$12.76	$10.78	$12.35	$9.97	$6.20	$12.17	$12.58	$11.58
Number of accumulation units outstanding at end of period	101	210	131	728	78	979	1,638	2	2,080	0
ARTISAN INTERNATIONAL FUND (INVESTOR SHARES)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$19.24	$15.60	$12.63	$13.82	$12.85					
Value at end of period	$18.76	$19.24	$15.60	$12.63	$13.82					
Number of accumulation units outstanding at end of period	49	60	71	108	137					
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$16.57	$13.51	$12.72							
Value at end of period	$17.83	$16.57	$13.51							
Number of accumulation units outstanding at end of period	227	747	650							
CAPITAL WORLD GROWTH AND INCOME FUND℠ (CLASS R-3)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.80	$14.48	$12.34	$13.56	$12.98					
Value at end of period	$18.22	$17.80	$14.48	$12.34	$13.56					
Number of accumulation units outstanding at end of period	360	2,858	464	1,936	484					
COLUMBIA℠ ACORN® FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$18.40	$14.30	$12.34	$13.52						
Value at end of period	$18.24	$18.40	$14.30	$12.34						
Number of accumulation units outstanding at end of period	0	27	18	8						
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$13.84	$10.39	$9.05	$9.59	$7.92	$5.22				
Value at end of period	$15.27	$13.84	$10.39	$9.05	$9.59	$7.92				
Number of accumulation units outstanding at end of period	420	1,374	1,089	1,629	1,565	308				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$19.67	$14.99	$12.93	$14.96						
Value at end of period	$20.50	$19.67	$14.99	$12.93						
Number of accumulation units outstanding at end of period	67	51	498	384						
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$14.33	$11.54	$9.71	$10.08						
Value at end of period	$14.09	$14.33	$11.54	$9.71						
Number of accumulation units outstanding at end of period	0	391	323	334						

CFI 223

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
DODGE & COX STOCK FUND (Funds were first received in this option during November 2013)										
Value at beginning of period	$17.97	$16.93								
Value at end of period	$19.49	$17.97								
Number of accumulation units outstanding at end of period	64	64								
EATON VANCE LARGE-CAP VALUE FUND (CLASS R) (Funds were first received in this option during March 2011)										
Value at beginning of period	$18.01	$14.13	$12.39	$13.19						
Value at end of period	$19.69	$18.01	$14.13	$12.39						
Number of accumulation units outstanding at end of period	0	0	57	33						
EUROPACIFIC GROWTH FUND® (CLASS R-3) (Funds were first received in this option during January 2006)										
Value at beginning of period	$19.64	$16.60	$14.14	$16.62	$15.43	$11.26	$19.24	$16.43	$14.06	
Value at end of period	$18.83	$19.64	$16.60	$14.14	$16.62	$15.43	$11.26	$19.24	$16.43	
Number of accumulation units outstanding at end of period	3,647	2,801	4,625	10,581	18,796	10,523	9,893	1,774	2,043	
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS) (Funds were first received in this option during March 2011)										
Value at beginning of period	$17.70	$13.55	$11.87	$12.57						
Value at end of period	$19.06	$17.70	$13.55	$11.87						
Number of accumulation units outstanding at end of period	306	217	178	36						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.44	$15.83	$13.82	$14.42	$12.51	$9.37	$16.57	$14.32	$13.04	$11.33
Value at end of period	$22.51	$20.44	$15.83	$13.82	$14.42	$12.51	$9.37	$16.57	$14.32	$13.04
Number of accumulation units outstanding at end of period	3,549	8,907	5,522	9,204	34,205	27,695	33,294	15,362	9,788	3,337
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.76	$12.50	$10.83	$10.91	$9.63	$7.52	$13.33	$13.35	$11.29	$10.84
Value at end of period	$16.85	$15.76	$12.50	$10.83	$10.91	$9.63	$7.52	$13.33	$13.35	$11.29
Number of accumulation units outstanding at end of period	475	290	57	1,400	6,967	4,848	3,799	3,404	3,662	528
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$15.98	$11.92	$10.56	$10.72	$8.77	$6.95	$13.38	$10.72	$10.19	$9.80
Value at end of period	$17.50	$15.98	$11.92	$10.56	$10.72	$8.77	$6.95	$13.38	$10.72	$10.19
Number of accumulation units outstanding at end of period	129	83	43	34	137	1,485	903	454	69	45
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R) (Funds were first received in this option during October 2005)										
Value at beginning of period	$21.57	$17.47	$15.65	$16.36	$14.95	$12.54	$17.37	$15.88	$13.10	$12.04
Value at end of period	$22.32	$21.57	$17.47	$15.65	$16.36	$14.95	$12.54	$17.37	$15.88	$13.10
Number of accumulation units outstanding at end of period	337	226	409	268	1,227	939	475	416	1,262	8
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.78	$16.96	$14.54	$15.33	$12.13	$9.53	$14.43	$15.00	$13.01	$12.14
Value at end of period	$22.58	$22.78	$16.96	$14.54	$15.33	$12.13	$9.53	$14.43	$15.00	$13.01
Number of accumulation units outstanding at end of period	69	66	742	2,607	5,123	3,698	571	266	102	1,019
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A) (Funds were first received in this option during December 2005)										
Value at beginning of period	$19.52	$14.29	$13.09	$13.96	$11.03	$7.82	$13.80	$12.54	$11.83	$11.99
Value at end of period	$20.69	$19.52	$14.29	$13.09	$13.96	$11.03	$7.82	$13.80	$12.54	$11.83
Number of accumulation units outstanding at end of period	30	30	31	31	2,976	2,961	3,146	2,390	1,916	58
FUNDAMENTAL INVESTORS℠ (CLASS R-3) (Funds were first received in this option during March 2011)										
Value at beginning of period	$12.93	$9.99	$8.66	$8.97						
Value at end of period	$13.86	$12.93	$9.99	$8.66						
Number of accumulation units outstanding at end of period	2	6,893	1,558	873						

CFI 224

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
INVESCO ENDEAVOR FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.86	$14.15	$13.01							
Value at end of period	$18.95	$17.86	$14.15							
Number of accumulation units outstanding at end of period	0	25	18							
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$54.82	$39.00	$32.75	$31.88	$30.90	$24.59	$34.82	$31.70	$31.36	
Value at end of period	$65.06	$54.82	$39.00	$32.75	$31.88	$30.90	$24.59	$34.82	$31.70	
Number of accumulation units outstanding at end of period	0	0	0	0	1,364	762	728	616	792	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$18.09	$14.20	$13.04	$14.11	$12.72	$9.91	$13.85	$13.72		
Value at end of period	$18.64	$18.09	$14.20	$13.04	$14.11	$12.72	$9.91	$13.85		
Number of accumulation units outstanding at end of period	0	0	0	263	179	72	4	2		
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$25.43	$17.88	$14.81	$16.37	$12.78					
Value at end of period	$26.85	$25.43	$17.88	$14.81	$16.37					
Number of accumulation units outstanding at end of period	0	0	0	1,421	423					
LORD ABBETT CORE FIXED INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.56	$10.97	$10.52	$9.93						
Value at end of period	$11.05	$10.56	$10.97	$10.52						
Number of accumulation units outstanding at end of period	305	54	24	14						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during November 2011)										
Value at beginning of period	$23.62	$15.25	$14.01	$14.20						
Value at end of period	$24.04	$23.62	$15.25	$14.01						
Number of accumulation units outstanding at end of period	0	254	210	124						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$17.66	$13.75	$12.18	$12.87	$10.40	$8.33	$13.96	$14.09	$12.72	$11.93
Value at end of period	$19.42	$17.66	$13.75	$12.18	$12.87	$10.40	$8.33	$13.96	$14.09	$12.72
Number of accumulation units outstanding at end of period	0	125	110	86	60	0	0	0	198	1,227
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$24.74	$18.78	$17.23	$18.33	$14.73	$11.51	$16.95	$15.57	$13.12	$11.50
Value at end of period	$24.85	$24.74	$18.78	$17.23	$18.33	$14.73	$11.51	$16.95	$15.57	$13.12
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	177	86
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.81	$13.89	$12.06	$12.08	$10.74	$7.76	$12.50	$11.38	$10.97	
Value at end of period	$19.56	$17.81	$13.89	$12.06	$12.08	$10.74	$7.76	$12.50	$11.38	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	53	
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during January 2008)										
Value at beginning of period	$14.89	$10.97	$10.06	$10.54	$8.74	$6.81	$10.28			
Value at end of period	$16.16	$14.89	$10.97	$10.06	$10.54	$8.74	$6.81			
Number of accumulation units outstanding at end of period	570	1,490	1,311	1,699	1,306	153	3,577			

CFI 225

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$20.26	$16.23	$13.65	$15.01	$13.53	$9.99	$14.93			
Value at end of period	$20.58	$20.26	$16.23	$13.65	$15.01	$13.53	$9.99			
Number of accumulation units outstanding at end of period	3,398	1,477	1,255	1,505	6,542	2,355	1,436			
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$14.17	$11.12	$9.93	$10.23	$9.51	$6.72	$12.61	$11.24	$10.79	
Value at end of period	$16.07	$14.17	$11.12	$9.93	$10.23	$9.51	$6.72	$12.61	$11.24	
Number of accumulation units outstanding at end of period	0	0	0	0	2,454	2,361	1,202	1,131	1,062	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$34.63	$32.43	$27.23	$33.73	$26.95	$15.04	$29.37	$22.27	$18.04	$12.96
Value at end of period	$32.49	$34.63	$32.43	$27.23	$33.73	$26.95	$15.04	$29.37	$22.27	$18.04
Number of accumulation units outstanding at end of period	147	378	628	1,391	2,287	560	731	771	1,404	1,200
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$5.86	$11.40	$13.11							
Value at end of period	$4.89	$5.86	$11.40							
Number of accumulation units outstanding at end of period	210	408	241							
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.85	$11.49	$10.52	$10.71	$10.52					
Value at end of period	$10.73	$10.85	$11.49	$10.52	$10.71					
Number of accumulation units outstanding at end of period	0	159	551	621	114					
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$14.79	$12.90	$11.76	$12.16	$11.02	$9.22	$13.50	$12.88		
Value at end of period	$15.75	$14.79	$12.90	$11.76	$12.16	$11.02	$9.22	$13.50		
Number of accumulation units outstanding at end of period	598	970	2,609	1,097	4,584	2,818	1,919	5		
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.37	$14.95	$13.95	$12.69	$11.91	$10.22	$11.16	$10.98		
Value at end of period	$13.58	$13.37	$14.95	$13.95	$12.69	$11.91	$10.22	$11.16		
Number of accumulation units outstanding at end of period	0	445	2,859	4,823	8,366	126	59	32		
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$8.22	$8.52	$7.73	$10.25	$8.99	$8.31				
Value at end of period	$7.07	$8.22	$8.52	$7.73	$10.25	$8.99				
Number of accumulation units outstanding at end of period	419	448	544	730	641	112				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.81	$15.19	$13.40	$13.84	$11.94	$7.48	$12.04	$11.43	$10.49	$10.28
Value at end of period	$16.54	$16.81	$15.19	$13.40	$13.84	$11.94	$7.48	$12.04	$11.43	$10.49
Number of accumulation units outstanding at end of period	23	689	625	611	512	277	7,587	27	12	5
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$11.95	$12.05								
Value at end of period	$12.33	$11.95								
Number of accumulation units outstanding at end of period	0	3,170								

CFI 226

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$21.57	$16.69	$14.20	$15.18	$13.27	$9.20	$14.30	$14.47	$12.24	$11.24
Value at end of period	$23.45	$21.57	$16.69	$14.20	$15.18	$13.27	$9.20	$14.30	$14.47	$12.24
Number of accumulation units outstanding at end of period	0	0	0	77	64	0	0	0	1,027	525
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.91	$14.29	$12.23	$14.22	$13.29	$9.01	$16.95	$14.67	$12.41	$11.31
Value at end of period	$15.75	$17.91	$14.29	$12.23	$14.22	$13.29	$9.01	$16.95	$14.67	$12.41
Number of accumulation units outstanding at end of period	48	1,189	586	1,095	794	201	484	342	621	310
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.60	$14.11	$11.89	$12.69	$11.48	$8.67	$14.44	$13.23	$12.11	$10.76
Value at end of period	$20.01	$18.60	$14.11	$11.89	$12.69	$11.48	$8.67	$14.44	$13.23	$12.11
Number of accumulation units outstanding at end of period	2,768	5,407	8,749	12,374	15,734	6,878	6,192	1,786	7,788	1,388
THE INCOME FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$16.99	$14.61	$13.26	$12.76	$11.58	$9.45	$13.51	$13.24	$11.18	$10.99
Value at end of period	$18.12	$16.99	$14.61	$13.26	$12.76	$11.58	$9.45	$13.51	$13.24	$11.18
Number of accumulation units outstanding at end of period	2,844	2,907	2,830	5,790	12,076	7,319	10,912	3,022	2,205	3,742
THORNBURG INTERNATIONAL VALUE FUND (CLASS R4)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$13.17	$11.58	$10.97							
Value at end of period	$12.23	$13.17	$11.58							
Number of accumulation units outstanding at end of period	0	399	317							
VICTORY SMALL COMPANY OPPORTUNITY FUND (CLASS R)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$18.08	$13.81	$13.06							
Value at end of period	$18.95	$18.08	$13.81							
Number of accumulation units outstanding at end of period	0	301	247							
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$14.03	$14.48	$13.59	$13.33	$12.55	$11.28	$11.44	$10.59	$10.31	$10.23
Value at end of period	$14.57	$14.03	$14.48	$13.59	$13.33	$12.55	$11.28	$11.44	$10.59	$10.31
Number of accumulation units outstanding at end of period	1,002	2,595	4,785	13,667	19,179	7,899	15,560	13,656	12,373	2,251
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$14.36	$12.49	$11.16	$11.48	$10.21	$8.69	$12.27	$11.80	$10.85	
Value at end of period	$15.03	$14.36	$12.49	$11.16	$11.48	$10.21	$8.69	$12.27	$11.80	
Number of accumulation units outstanding at end of period	0	0	0	0	200	2,299	1,349	1,782	939	
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.13	$17.16	$14.79	$15.04	$13.53	$10.47				
Value at end of period	$23.99	$22.13	$17.16	$14.79	$15.04	$13.53				
Number of accumulation units outstanding at end of period	688	618	542	826	1,152	154				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$12.09	$12.78	$12.03	$11.76	$10.38					
Value at end of period	$11.95	$12.09	$12.78	$12.03	$11.76					
Number of accumulation units outstanding at end of period	140	3,528	3,434	3,617	6,261					
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$18.64	$18.39								
Value at end of period	$20.91	$18.64								
Number of accumulation units outstanding at end of period	102	883								

CFI 227

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GLOBAL RESOURCES PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.21	$12.68	$13.23	$14.76	$11.61					
Value at end of period	$12.37	$14.21	$12.68	$13.23	$14.76					
Number of accumulation units outstanding at end of period	0	0	0	1,315	739					
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.22	$13.63	$13.42	$12.65	$12.06	$11.63	$11.02	$10.55	$10.30	
Value at end of period	$13.70	$13.22	$13.63	$13.42	$12.65	$12.06	$11.63	$11.02	$10.55	
Number of accumulation units outstanding at end of period	356	3	4	1,212	5,060	3,489	2,672	2,194	1,988	
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$19.96	$15.52	$13.63	$13.45						
Value at end of period	$21.75	$19.96	$15.52	$13.63						
Number of accumulation units outstanding at end of period	0	0	0	1,183						
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$16.45	$15.78	$14.03	$13.62	$12.08	$8.20	$10.73	$10.56	$10.52	
Value at end of period	$16.42	$16.45	$15.78	$14.03	$13.62	$12.08	$8.20	$10.73	$10.56	
Number of accumulation units outstanding at end of period	108	3,039	3,799	987	2,672	175	0	0	570	
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.68	$11.99	$10.65	$10.84	$9.67	$7.98	$12.92	$12.51	$11.10	$10.70
Value at end of period	$17.56	$15.68	$11.99	$10.65	$10.84	$9.67	$7.98	$12.92	$12.51	$11.10
Number of accumulation units outstanding at end of period	1,108	1,241	3,214	2,675	2,410	3,945	3,174	1,546	1,753	39
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.52	$14.74	$12.74	$13.10	$10.92	$8.43	$13.73	$13.23	$12.29	$11.24
Value at end of period	$21.03	$19.52	$14.74	$12.74	$13.10	$10.92	$8.43	$13.73	$13.23	$12.29
Number of accumulation units outstanding at end of period	13	262	1,860	1,155	1,573	2,945	1,822	1,324	1,683	892
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$18.80	$13.39	$12.11	$12.41	$10.27	$8.36	$12.80	$13.87	$12.39	$11.99
Value at end of period	$19.49	$18.80	$13.39	$12.11	$12.41	$10.27	$8.36	$12.80	$13.87	$12.39
Number of accumulation units outstanding at end of period	1,029	1,098	1,063	1,742	2,887	2,919	2,040	491	242	400
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.87	$11.89	$10.94	$11.01	$10.66					
Value at end of period	$13.42	$12.87	$11.89	$10.94	$11.01					
Number of accumulation units outstanding at end of period	0	0	1,231	2,309	909					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.32	$12.41	$11.13	$11.47	$11.34					
Value at end of period	$14.93	$14.32	$12.41	$11.13	$11.47					
Number of accumulation units outstanding at end of period	3,129	1,811	1,429	2,725	264					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.20	$12.65	$11.13	$11.77						
Value at end of period	$15.88	$15.20	$12.65	$11.13						
Number of accumulation units outstanding at end of period	4,301	4	1,300	937						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$15.68	$12.82	$11.23	$11.99						
Value at end of period	$16.41	$15.68	$12.82	$11.23						
Number of accumulation units outstanding at end of period	2,760	1,865	295	298						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$12.33	$11.60	$10.84	$10.71	$10.58					
Value at end of period	$12.88	$12.33	$11.60	$10.84	$10.71					
Number of accumulation units outstanding at end of period	0	0	4	117	29					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2007)										
Value at beginning of period	$13.34	$13.61	$12.66	$11.90	$10.98	$9.86	$11.09	$10.89		
Value at end of period	$14.03	$13.34	$13.61	$12.66	$11.90	$10.98	$9.86	$11.09		
Number of accumulation units outstanding at end of period	1,727	276	105	3,309	5,153	3,550	16,144	657		
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.27	$13.50	$12.54	$11.85	$10.96	$9.98	$11.09	$10.63	$10.37	$10.25
Value at end of period	$13.93	$13.27	$13.50	$12.54	$11.85	$10.96	$9.98	$11.09	$10.63	$10.37
Number of accumulation units outstanding at end of period	12	3,073	8,145	585	1,114	1,007	747	448	357	1,023
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$9.57	$8.00	$7.55							
Value at end of period	$8.87	$9.57	$8.00							
Number of accumulation units outstanding at end of period	0	2,801	645							
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.14	$12.64	$10.74	$12.79	$12.63	$10.06	$17.79	$15.88	$12.42	$11.49
Value at end of period	$14.21	$15.14	$12.64	$10.74	$12.79	$12.63	$10.06	$17.79	$15.88	$12.42
Number of accumulation units outstanding at end of period	0	1,478	0	0	471	276	768	287	87	6
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.25									
Value at end of period	$17.25									
Number of accumulation units outstanding at end of period	329									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.09	$9.39	$8.32	$8.17	$6.95	$6.27	$9.11	$9.29		
Value at end of period	$13.10	$12.09	$9.39	$8.32	$8.17	$6.95	$6.27	$9.11		
Number of accumulation units outstanding at end of period	1,315	198	1,053	709	5,216	3,762	8,489	1,333		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2013)										
Value at beginning of period	$12.07	$11.01								
Value at end of period	$13.07	$12.07								
Number of accumulation units outstanding at end of period	77	94								
VOYA MIDCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2013)										
Value at beginning of period	$12.14	$10.18								
Value at end of period	$13.03	$12.14								
Number of accumulation units outstanding at end of period	261	3,232								
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.97	$10.14	$10.32	$10.50	$10.65	$10.81	$10.81			
Value at end of period	$9.79	$9.97	$10.14	$10.32	$10.50	$10.65	$10.81			
Number of accumulation units outstanding at end of period	0	0	0	0	3,210	2,311	487			

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$20.03	$15.78	$13.29	$16.35	$13.29	$9.25	$19.45	$17.87	$14.35	$12.38
Value at end of period	$18.57	$20.03	$15.78	$13.29	$16.35	$13.29	$9.25	$19.45	$17.87	$14.35
Number of accumulation units outstanding at end of period	579	0	0	0	738	924	659	2,749	4	1,148
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$13.34	$10.37	$9.54	$10.13	$8.86	$7.23	$10.07			
Value at end of period	$15.13	$13.34	$10.37	$9.54	$10.13	$8.86	$7.23			
Number of accumulation units outstanding at end of period	0	0	0	0	1,768	1,726	1,414			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2009)										
Value at beginning of period	$13.29	$10.34	$9.50	$10.09	$8.83	$6.30				
Value at end of period	$15.08	$13.29	$10.34	$9.50	$10.09	$8.83				
Number of accumulation units outstanding at end of period	982	1,998	1,949	1,856	2,017	519				
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$19.82	$19.72	$17.32	$16.04	$12.75	$9.96	$15.55	$18.87	$14.04	$14.12
Value at end of period	$25.48	$19.82	$19.72	$17.32	$16.04	$12.75	$9.96	$15.55	$18.87	$14.04
Number of accumulation units outstanding at end of period	1	13	60	43	838	846	722	605	337	704
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$13.41	$10.31	$9.05	$8.96	$8.11	$6.88				
Value at end of period	$14.91	$13.41	$10.31	$9.05	$8.96	$8.11				
Number of accumulation units outstanding at end of period	26	0	539	469	1,655	1,397				
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$14.82	$11.21	$9.72	$10.06	$8.46					
Value at end of period	$16.45	$14.82	$11.21	$9.72	$10.06					
Number of accumulation units outstanding at end of period	107	88	66	700	925					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$15.94	$11.66	$10.20	$10.78	$8.41					
Value at end of period	$16.48	$15.94	$11.66	$10.20	$10.78					
Number of accumulation units outstanding at end of period	113	84	63	2,096	1,566					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$22.58	$16.59	$14.67	$15.24	$12.40	$9.85	$14.46	$13.83	$12.56	
Value at end of period	$23.75	$22.58	$16.59	$14.67	$15.24	$12.40	$9.85	$14.46	$13.83	
Number of accumulation units outstanding at end of period	898	1,166	1,239	1,836	1,882	2,284	2,720	493	268	
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.08	$12.15	$11.06	$11.30	$10.78					
Value at end of period	$13.64	$13.08	$12.15	$11.06	$11.30					
Number of accumulation units outstanding at end of period	2,185	11,914	11,928	13,295	21,858					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.42	$12.58	$11.24	$11.76	$11.04					
Value at end of period	$15.01	$14.42	$12.58	$11.24	$11.76					
Number of accumulation units outstanding at end of period	6,625	25,696	18,923	27,097	15,857					

CFI 230

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.15	$12.77	$11.25	$11.96	$11.20					
Value at end of period	$15.79	$15.15	$12.77	$11.25	$11.96					
Number of accumulation units outstanding at end of period	14,616	31,047	15,413	16,588	31,725					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.65	$12.86	$11.29	$12.08	$11.25					
Value at end of period	$16.37	$15.65	$12.86	$11.29	$12.08					
Number of accumulation units outstanding at end of period	4,854	26,128	18,106	16,133	21,654					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$14.94	$12.26	$10.77	$11.51	$11.37					
Value at end of period	$15.66	$14.94	$12.26	$10.77	$11.51					
Number of accumulation units outstanding at end of period	327	2,536	224	130	34					
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.38	$11.73	$10.84	$10.95	$10.49					
Value at end of period	$12.91	$12.38	$11.73	$10.84	$10.95					
Number of accumulation units outstanding at end of period	1,378	6,722	3,145	2,659	2,133					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.12	$12.77	$11.53	$11.49	$10.49	$9.03	$11.98	$11.48	$10.74	$10.37
Value at end of period	$14.85	$14.12	$12.77	$11.53	$11.49	$10.49	$9.03	$11.98	$11.48	$10.74
Number of accumulation units outstanding at end of period	0	1,083	3,904	2,710	4,566	3,205	28,856	3,617	3,395	129
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.93	$12.37	$10.91	$11.39	$10.22	$8.28	$13.13	$12.67	$11.35	$10.64
Value at end of period	$15.69	$14.93	$12.37	$10.91	$11.39	$10.22	$8.28	$13.13	$12.67	$11.35
Number of accumulation units outstanding at end of period	0	1,365	6,466	1,292	2,236	1,661	18,430	3,643	3,894	494
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.45	$12.57	$11.22	$11.44	$10.36	$8.62	$12.58	$12.09	$11.03	$10.52
Value at end of period	$15.20	$14.45	$12.57	$11.22	$11.44	$10.36	$8.62	$12.58	$12.09	$11.03
Number of accumulation units outstanding at end of period	3,775	4,220	13,579	6,057	23,577	17,614	40,701	27,473	29,895	4,011
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$11.52	$12.00	$11.73	$11.10	$11.31					
Value at end of period	$11.99	$11.52	$12.00	$11.73	$11.10					
Number of accumulation units outstanding at end of period	153	126	0	1,468	740					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$22.65	$17.46	$15.19	$15.89	$13.18	$9.84	$13.57	$14.15	$12.41	$11.44
Value at end of period	$25.16	$22.65	$17.46	$15.19	$15.89	$13.18	$9.84	$13.57	$14.15	$12.41
Number of accumulation units outstanding at end of period	169	85	396	1,249	1,098	481	530	716	125	13
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$24.27	$17.70	$14.98	$14.84	$11.88	$8.89	$15.33	$14.63	$13.22	
Value at end of period	$25.01	$24.27	$17.70	$14.98	$14.84	$11.88	$8.89	$15.33	$14.63	
Number of accumulation units outstanding at end of period	909	426	399	1,341	4,921	446	2,033	141	580	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$12.72	$12.63	$11.08	$10.26	$8.12	$6.06	$9.99	$12.30	$12.10	
Value at end of period	$16.30	$12.72	$12.63	$11.08	$10.26	$8.12	$6.06	$9.99	$12.30	
Number of accumulation units outstanding at end of period	13	0	1	1	3,052	213	9,845	145	1,240	
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.75	$11.08	$10.00	$10.62	$9.60	$7.38	$12.30	$11.96	$10.64	$9.93
Value at end of period	$16.43	$14.75	$11.08	$10.00	$10.62	$9.60	$7.38	$12.30	$11.96	$10.64
Number of accumulation units outstanding at end of period	181	146	109	2,993	3,060	0	554	264	328	158
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$20.57	$15.32	$13.54	$15.40	$12.16	$8.85	$14.73	$15.07		
Value at end of period	$21.53	$20.57	$15.32	$13.54	$15.40	$12.16	$8.85	$14.73		
Number of accumulation units outstanding at end of period	1,015	994	1,397	3,893	6,937	1,680	3,768	469		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
Value at beginning of period	$17.31	$12.98	$11.08	$11.46	$10.08	$7.94	$12.65	$13.11	$11.46	$11.21
Value at end of period	$18.65	$17.31	$12.98	$11.08	$11.46	$10.08	$7.94	$12.65	$13.11	$11.46
Number of accumulation units outstanding at end of period	182	175	188	0	675	87	643	259	6	38
VY® INVESCO EQUITY AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$10.42									
Value at end of period	$10.57									
Number of accumulation units outstanding at end of period	101									
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$13.30	$14.30	$12.17	$15.10	$12.72	$7.52	$15.63	$11.43	$11.14	
Value at end of period	$13.25	$13.30	$14.30	$12.17	$15.10	$12.72	$7.52	$15.63	$11.43	
Number of accumulation units outstanding at end of period	999	838	712	3,528	5,365	2,897	10,002	156	673	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$22.39	$17.24	$14.54	$14.46	$11.91	$9.60	$14.52	$14.45		
Value at end of period	$25.43	$22.39	$17.24	$14.54	$14.46	$11.91	$9.60	$14.52		
Number of accumulation units outstanding at end of period	166	419	351	0	2,084	49	99	132		
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$20.55	$18.79								
Value at end of period	$21.97	$20.55								
Number of accumulation units outstanding at end of period	21	7								
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.85	$14.25	$11.89	$13.14	$11.49	$8.36	$14.21	$13.54	$11.65	$10.03
Value at end of period	$17.99	$17.85	$14.25	$11.89	$13.14	$11.49	$8.36	$14.21	$13.54	$11.65
Number of accumulation units outstanding at end of period	29	788	599	1,189	5,304	2,755	2,194	1,980	2,226	1,719
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$18.34	$16.57	$14.49	$14.81	$12.64	$7.68	$11.04	$11.17		
Value at end of period	$18.13	$18.34	$16.57	$14.49	$14.81	$12.64	$7.68	$11.04		
Number of accumulation units outstanding at end of period	458	582	777	611	2,309	1,355	938	480		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36	$11.09	
Value at end of period	$20.59	$18.61	$15.43	$13.66	$13.46	$11.96	$9.10	$12.73	$12.36	
Number of accumulation units outstanding at end of period	4,877	4,040	5,005	7,739	17,833	12,197	10,808	4,201	1,894	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$17.82	$13.35	$11.64	$12.24	$9.64	$6.67	$11.88	$12.15		
Value at end of period	$19.68	$17.82	$13.35	$11.64	$12.24	$9.64	$6.67	$11.88		
Number of accumulation units outstanding at end of period	0	0	0	0	1,728	1,527	44	63		
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$19.61	$14.74	$12.88	$13.57	$10.73	$7.44	$13.28	$11.90	$11.05	$10.27
Value at end of period	$21.63	$19.61	$14.74	$12.88	$13.57	$10.73	$7.44	$13.28	$11.90	$11.05
Number of accumulation units outstanding at end of period	166	124	0	0	38	32	38	32	28	24
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$17.53	$13.70	$11.84	$12.11	$10.68	$8.66	$13.65	$13.43	$11.78	
Value at end of period	$18.59	$17.53	$13.70	$11.84	$12.11	$10.68	$8.66	$13.65	$13.43	
Number of accumulation units outstanding at end of period	912	7,427	3,142	5,875	5,685	1,179	1,500	192	2,803	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.46	$14.19	$12.11	$12.43	$10.79	$7.66	$13.46	$12.44	$11.14	$10.65
Value at end of period	$20.84	$19.46	$14.19	$12.11	$12.43	$10.79	$7.66	$13.46	$12.44	$11.14
Number of accumulation units outstanding at end of period	2,649	2,118	1,425	1,728	5,918	6,350	4,265	1,533	1,810	191
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$15.69	$13.91	$11.87	$13.72	$12.23	$9.01	$18.08	$15.20	$12.42	$12.36
Value at end of period	$15.30	$15.69	$13.91	$11.87	$13.72	$12.23	$9.01	$18.08	$15.20	$12.42
Number of accumulation units outstanding at end of period	311	214	0	0	0	0	0	0	0	113
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2010)										
Value at beginning of period	$12.53	$10.58	$9.03	$10.41	$8.57					
Value at end of period	$11.52	$12.53	$10.58	$9.03	$10.41					
Number of accumulation units outstanding at end of period	3	0	45	33	21					
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$20.02	$15.51	$12.90	$13.85	$13.01	$9.94	$16.70	$16.99		
Value at end of period	$19.23	$20.02	$15.51	$12.90	$13.85	$13.01	$9.94	$16.70		
Number of accumulation units outstanding at end of period	100	137	153	173	1,799	1,846	4,046	1,781		
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.33	$10.34	$8.61	$9.26	$8.70	$6.66	$11.18	$11.56		
Value at end of period	$12.79	$13.33	$10.34	$8.61	$9.26	$8.70	$6.66	$11.18		
Number of accumulation units outstanding at end of period	13	0	0	0	0	15	9	4		
WANGER INTERNATIONAL										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.40	$10.28	$8.58	$10.20	$8.28	$7.85				
Value at end of period	$11.68	$12.40	$10.28	$8.58	$10.20	$8.28				
Number of accumulation units outstanding at end of period	627	619	687	1,979	1,598	110				

CFI 233

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
WANGER USA										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$23.98	$18.19	$15.38	$16.43						
Value at end of period	$24.76	$23.98	$18.19	$15.38						
Number of accumulation units outstanding at end of period	0	0	236	158						
WASHINGTON MUTUAL INVESTORS FUND^SM (CLASS R-3)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$16.84	$12.97	$11.72	$11.12	$9.97	$8.51	$12.93	$12.63	$10.88	$10.41
Value at end of period	$18.43	$16.84	$12.97	$11.72	$11.12	$9.97	$8.51	$12.93	$12.63	$10.88
Number of accumulation units outstanding at end of period	1,458	2,224	2,083	5,117	3,995	1,165	745	696	1,254	576
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.74	$15.25	$13.65	$14.16	$11.72	$9.16	$13.63	$15.05	$12.59	$11.57
Value at end of period	$21.94	$20.74	$15.25	$13.65	$14.16	$11.72	$9.16	$13.63	$15.05	$12.59
Number of accumulation units outstanding at end of period	0	0	0	0	1,643	1,605	1,516	1,288	1,115	1,124

TABLE 27
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$16.15	$12.21	$10.55	$10.14	$9.45					
Value at end of period	$17.32	$16.15	$12.21	$10.55	$10.14					
Number of accumulation units outstanding at end of period	0	0	0	0	6,966					
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$24.41	$18.84	$17.93							
Value at end of period	$24.43	$24.41	$18.84							
Number of accumulation units outstanding at end of period	18	15	9							
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$18.33	$14.35	$13.29	$13.24	$11.98	$11.64				
Value at end of period	$19.69	$18.33	$14.35	$13.29	$13.24	$11.98				
Number of accumulation units outstanding at end of period	0	0	0	0	760	464				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.40	$13.69	$12.19	$11.93	$10.73	$9.00	$12.31	$11.74	$10.68	$10.52
Value at end of period	$17.56	$16.40	$13.69	$12.19	$11.93	$10.73	$9.00	$12.31	$11.74	$10.68
Number of accumulation units outstanding at end of period	0	0	0	9,761	10,655	7,129	6,033	4,510	58,169	49,262
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$11.54	$12.91	$12.30	$11.07	$10.67	$10.69				
Value at end of period	$11.65	$11.54	$12.91	$12.30	$11.07	$10.67				
Number of accumulation units outstanding at end of period	0	0	0	0	704	500				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$19.40									
Value at end of period	$20.93									
Number of accumulation units outstanding at end of period	541									
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$18.08	$12.71	$10.74	$12.31	$9.94	$6.18	$12.14	$12.56	$11.57	$11.55
Value at end of period	$19.74	$18.08	$12.71	$10.74	$12.31	$9.94	$6.18	$12.14	$12.56	$11.57
Number of accumulation units outstanding at end of period	255	0	91	91	91	91	182	30	9,855	9,882
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.80	$10.36	$10.07							
Value at end of period	$15.22	$13.80	$10.36							
Number of accumulation units outstanding at end of period	351	267	177							
DODGE & COX STOCK FUND										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$17.93	$12.99	$12.62							
Value at end of period	$19.45	$17.93	$12.99							
Number of accumulation units outstanding at end of period	406	469	322							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.54	$16.53	$14.09	$16.56	$15.38	$11.24	$19.20	$16.40	$14.83	
Value at end of period	$18.73	$19.54	$16.53	$14.09	$16.56	$15.38	$11.24	$19.20	$16.40	
Number of accumulation units outstanding at end of period	2,247	1,043	175	0	4,926	191	0	0	472	
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.34	$15.76	$13.77	$14.37	$12.47	$9.34	$16.54	$14.30	$13.02	$11.33
Value at end of period	$22.39	$20.34	$15.76	$13.77	$14.37	$12.47	$9.34	$16.54	$14.30	$13.02
Number of accumulation units outstanding at end of period	6,497	1,305	422	1,091	14,887	851	732	497	25,693	17,713
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.68	$12.45	$12.27							
Value at end of period	$16.76	$15.68	$12.45							
Number of accumulation units outstanding at end of period	1,466	223	147							
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$21.47	$17.40	$15.58	$16.31	$14.90	$12.51	$17.34	$15.86	$13.09	$11.58
Value at end of period	$22.20	$21.47	$17.40	$15.58	$16.31	$14.90	$12.51	$17.34	$15.86	$13.09
Number of accumulation units outstanding at end of period	940	0	115	115	7,277	297	229	140	13,920	8,962
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$22.67	$16.89	$14.48	$15.28	$12.09	$9.50	$14.40	$14.98	$14.62	
Value at end of period	$22.46	$22.67	$16.89	$14.48	$15.28	$12.09	$9.50	$14.40	$14.98	
Number of accumulation units outstanding at end of period	222	809	112	0	47	0	0	0	54	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$19.42	$14.23	$13.04	$13.92	$11.00	$7.80	$12.77			
Value at end of period	$20.58	$19.42	$14.23	$13.04	$13.92	$11.00	$7.80			
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,839			

CFI 235

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.89	$9.96	$8.64	$8.96	$7.98	$7.85				
Value at end of period	$13.82	$12.89	$9.96	$8.64	$8.96	$7.98				
Number of accumulation units outstanding at end of period	0	0	0	0	3,897	3,253				
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$18.00	$14.13	$13.56							
Value at end of period	$18.54	$18.00	$14.13							
Number of accumulation units outstanding at end of period	1	1	48							
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$23.49	$15.18	$15.13							
Value at end of period	$23.86	$23.49	$15.18							
Number of accumulation units outstanding at end of period	0	745	507							
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$24.62	$18.70	$17.17	$18.27	$14.69	$11.49	$16.91	$15.55	$13.11	$11.48
Value at end of period	$24.72	$24.62	$18.70	$17.17	$18.27	$14.69	$11.49	$16.91	$15.55	$13.11
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	11,645	7,577
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$20.16	$16.16	$13.59	$14.96	$13.49	$13.29				
Value at end of period	$20.47	$20.16	$16.16	$13.59	$14.96	$13.49				
Number of accumulation units outstanding at end of period	25	44	119	0	159	122				
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$34.46	$32.28	$27.12	$33.61	$26.87	$15.01	$29.02			
Value at end of period	$32.32	$34.46	$32.28	$27.12	$33.61	$26.87	$15.01			
Number of accumulation units outstanding at end of period	0	0	0	0	1,331	1,327	1,196			
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.79	$11.53								
Value at end of period	$10.65	$10.79								
Number of accumulation units outstanding at end of period	0	51								
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$8.19	$8.49	$7.71	$10.23	$9.09					
Value at end of period	$7.04	$8.19	$8.49	$7.71	$10.23					
Number of accumulation units outstanding at end of period	0	0	0	0	4,867					
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$16.73	$15.12	$13.35	$13.79	$11.91	$7.46	$12.02	$11.41	$10.79	
Value at end of period	$16.45	$16.73	$15.12	$13.35	$13.79	$11.91	$7.46	$12.02	$11.41	
Number of accumulation units outstanding at end of period	0	0	0	0	2,764	0	444	0	1,212	
ROYCE TOTAL RETURN FUND (K CLASS)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$18.06	$13.85	$13.60							
Value at end of period	$17.99	$18.06	$13.85							
Number of accumulation units outstanding at end of period	90	102	92							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$21.47	$16.61	$14.15	$15.13	$13.23	$9.18	$14.28	$14.45	$12.23	$11.55
Value at end of period	$23.32	$21.47	$16.61	$14.15	$15.13	$13.23	$9.18	$14.28	$14.45	$12.23
Number of accumulation units outstanding at end of period	0	0	487	713	1,014	577	493	283	16,478	18,041
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$18.51	$14.05	$11.84	$12.65	$11.45	$8.65	$14.41	$13.21	$12.09	$10.46
Value at end of period	$19.90	$18.51	$14.05	$11.84	$12.65	$11.45	$8.65	$14.41	$13.21	$12.09
Number of accumulation units outstanding at end of period	9,234	1,137	1,444	0	7,980	1,158	329	186	15,579	13,010
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$16.91	$14.54	$13.20	$12.72	$11.54	$9.43	$13.49	$13.22	$11.71	
Value at end of period	$18.03	$16.91	$14.54	$13.20	$12.72	$11.54	$9.43	$13.49	$13.22	
Number of accumulation units outstanding at end of period	0	0	0	0	7,849	0	262	0	4,868	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.96	$14.41	$13.54	$13.28	$12.51	$11.25	$11.42	$10.58	$10.30	$10.08
Value at end of period	$14.49	$13.96	$14.41	$13.54	$13.28	$12.51	$11.25	$11.42	$10.58	$10.30
Number of accumulation units outstanding at end of period	1,401	1,261	1,222	143	11,285	663	464	37	9,474	7,957
VOYA BALANCED PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$14.29	$12.44	$12.22							
Value at end of period	$14.95	$14.29	$12.44							
Number of accumulation units outstanding at end of period	13	15	9							
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$12.05	$12.75	$12.00	$11.74	$10.30	$10.26				
Value at end of period	$11.91	$12.05	$12.75	$12.00	$11.74	$10.30				
Number of accumulation units outstanding at end of period	0	0	0	0	2,388	1,425				
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$13.15	$13.57	$13.37	$12.60	$12.02	$11.60	$11.00	$10.53	$10.23	$10.01
Value at end of period	$13.62	$13.15	$13.57	$13.37	$12.60	$12.02	$11.60	$11.00	$10.53	$10.23
Number of accumulation units outstanding at end of period	2,491	0	0	0	11,470	0	0	0	17,001	13,840
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$19.92	$15.49	$15.39							
Value at end of period	$21.69	$19.92	$15.49							
Number of accumulation units outstanding at end of period	68	93	73							
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.60	$11.94	$10.61	$10.80	$9.64	$7.96	$12.89	$12.49	$11.09	$10.70
Value at end of period	$17.46	$15.60	$11.94	$10.61	$10.80	$9.64	$7.96	$12.89	$12.49	$11.09
Number of accumulation units outstanding at end of period	1,720	1,339	1,060	311	4,522	299	287	209	563	52
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$19.42	$14.68	$12.69	$13.05	$11.10					
Value at end of period	$20.92	$19.42	$14.68	$12.69	$13.05					
Number of accumulation units outstanding at end of period	245	180	119	0	92					
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$18.70	$13.33	$12.07	$12.36	$10.78					
Value at end of period	$19.39	$18.70	$13.33	$12.07	$12.36					
Number of accumulation units outstanding at end of period	0	0	0	0	1,461					

CFI 237

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.84	$11.88	$10.93	$11.00	$10.66					
Value at end of period	$13.39	$12.84	$11.88	$10.93	$11.00					
Number of accumulation units outstanding at end of period	2,294	2,690	2,279	0	1,717					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.29	$12.39	$11.12	$11.46	$10.93					
Value at end of period	$14.89	$14.29	$12.39	$11.12	$11.46					
Number of accumulation units outstanding at end of period	2,782	1,755	1,169	0	1,360					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.17	$12.63	$11.12	$11.67	$11.07					
Value at end of period	$15.84	$15.17	$12.63	$11.12	$11.67					
Number of accumulation units outstanding at end of period	822	619	295	0	135					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.65	$12.80	$11.22	$11.88	$11.21					
Value at end of period	$16.37	$15.65	$12.80	$11.22	$11.88					
Number of accumulation units outstanding at end of period	1,197	1,182	1,752	0	93					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2013)										
Value at beginning of period	$15.15	$14.55								
Value at end of period	$15.87	$15.15								
Number of accumulation units outstanding at end of period	158	20								
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.28	$13.55	$13.48							
Value at end of period	$13.95	$13.28	$13.55							
Number of accumulation units outstanding at end of period	3,393	29	16							
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.21	$13.44	$12.49	$11.81	$10.93	$9.96	$11.06	$10.61	$10.37	$10.22
Value at end of period	$13.86	$13.21	$13.44	$12.49	$11.81	$10.93	$9.96	$11.06	$10.61	$10.37
Number of accumulation units outstanding at end of period	0	8,036	0	1,233	1,207	1,190	3,727	988	857	168
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$9.55	$8.19								
Value at end of period	$8.84	$9.55								
Number of accumulation units outstanding at end of period	0	619								
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
Value at beginning of period	$15.06	$12.59	$10.70	$12.74	$12.59	$10.03	$17.76	$15.86	$12.41	$11.49
Value at end of period	$14.13	$15.06	$12.59	$10.70	$12.74	$12.59	$10.03	$17.76	$15.86	$12.41
Number of accumulation units outstanding at end of period	0	0	0	472	1,770	386	328	195	1,047	80
VOYA LARGE CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.22									
Value at end of period	$17.21									
Number of accumulation units outstanding at end of period	311									
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$12.05	$9.90								
Value at end of period	$13.04	$12.05								
Number of accumulation units outstanding at end of period	1,641	1,072								

CFI 238

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$12.87									
Value at end of period	$13.01									
Number of accumulation units outstanding at end of period	122									
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2010)										
Value at beginning of period	$9.92	$10.09	$10.27	$10.46	$10.59					
Value at end of period	$9.74	$9.92	$10.09	$10.27	$10.46					
Number of accumulation units outstanding at end of period	290	0	0	0	2,359					
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during March 2005)										
Value at beginning of period	$19.72	$19.63	$17.25	$15.99	$12.71	$9.93	$15.52	$18.84	$14.03	$11.49
Value at end of period	$25.34	$19.72	$19.63	$17.25	$15.99	$12.71	$9.93	$15.52	$18.84	$14.03
Number of accumulation units outstanding at end of period	358	0	0	0	0	0	1,245	0	13,439	15,020
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$13.37	$10.28	$10.19							
Value at end of period	$14.86	$13.37	$10.28							
Number of accumulation units outstanding at end of period	1,647	1,354	168							
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2013)										
Value at beginning of period	$14.78	$13.73								
Value at end of period	$16.40	$14.78								
Number of accumulation units outstanding at end of period	0	1,764								
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$15.89	$11.63	$11.24							
Value at end of period	$16.42	$15.89	$11.63							
Number of accumulation units outstanding at end of period	89	89	89							
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$22.47	$16.52	$14.62	$15.18	$12.37	$9.82	$14.43	$13.81	$13.45	
Value at end of period	$23.62	$22.47	$16.52	$14.62	$15.18	$12.37	$9.82	$14.43	$13.81	
Number of accumulation units outstanding at end of period	266	9	64	0	446	173	0	0	113	
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.05	$12.13	$11.05	$11.29	$10.76					
Value at end of period	$13.60	$13.05	$12.13	$11.05	$11.29					
Number of accumulation units outstanding at end of period	17,282	0	0	0	239					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.39	$12.56	$11.23	$11.75	$10.97					
Value at end of period	$14.97	$14.39	$12.56	$11.23	$11.75					
Number of accumulation units outstanding at end of period	23,780	0	0	0	270					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.13	$12.75	$11.24	$11.96	$11.13					
Value at end of period	$15.75	$15.13	$12.75	$11.24	$11.96					
Number of accumulation units outstanding at end of period	34,417	0	0	0	2,150					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.62	$12.84	$11.28	$12.07	$11.16					
Value at end of period	$16.33	$15.62	$12.84	$11.28	$12.07					
Number of accumulation units outstanding at end of period	19,094	0	0	0	118					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$15.06									
Value at end of period	$15.62									
Number of accumulation units outstanding at end of period	5,246									
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.36	$11.71	$10.83	$10.94	$10.49					
Value at end of period	$12.88	$12.36	$11.71	$10.83	$10.94					
Number of accumulation units outstanding at end of period	135	0	0	0	108					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$14.05	$12.97								
Value at end of period	$14.77	$14.05								
Number of accumulation units outstanding at end of period	0	2,235								
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$14.85	$12.78								
Value at end of period	$15.60	$14.85								
Number of accumulation units outstanding at end of period	0	4,345								
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2013)										
Value at beginning of period	$14.38	$12.86								
Value at end of period	$15.12	$14.38								
Number of accumulation units outstanding at end of period	0	8,511								
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$11.49	$11.97	$11.71	$11.09	$11.27					
Value at end of period	$11.95	$11.49	$11.97	$11.71	$11.09					
Number of accumulation units outstanding at end of period	0	0	0	0	3,375					
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2009)										
Value at beginning of period	$22.54	$17.38	$15.13	$15.83	$13.15	$12.86				
Value at end of period	$25.02	$22.54	$17.38	$15.13	$15.83	$13.15				
Number of accumulation units outstanding at end of period	0	0	0	0	17	9				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$24.15	$17.62	$14.92	$14.79	$11.84	$8.87	$15.30	$14.97		
Value at end of period	$24.87	$24.15	$17.62	$14.92	$14.79	$11.84	$8.87	$15.30		
Number of accumulation units outstanding at end of period	1,360	190	169	381	2,909	526	365	263		
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.67	$12.59	$11.05	$10.23	$9.49					
Value at end of period	$16.23	$12.67	$12.59	$11.05	$10.23					
Number of accumulation units outstanding at end of period	0	0	0	0	4,574					

CFI 240

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$14.68	$11.03	$9.96	$10.58	$9.57	$7.37	$7.23			
Value at end of period	$16.34	$14.68	$11.03	$9.96	$10.58	$9.57	$7.37			
Number of accumulation units outstanding at end of period	533	0	0	0	0	0	2			
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.15	$10.97	$9.73	$10.13	$9.44					
Value at end of period	$15.61	$15.15	$10.97	$9.73	$10.13					
Number of accumulation units outstanding at end of period	0	0	0	0	3,344					
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$20.48	$15.26	$13.49	$15.36	$12.13	$8.83	$14.71	$14.25		
Value at end of period	$21.42	$20.48	$15.26	$13.49	$15.36	$12.13	$8.83	$14.71		
Number of accumulation units outstanding at end of period	161	62	38	321	3,258	344	292	181		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.22	$12.92	$11.03	$11.42	$10.05	$7.92	$12.63	$13.09	$11.76	
Value at end of period	$18.55	$17.22	$12.92	$11.03	$11.42	$10.05	$7.92	$12.63	$13.09	
Number of accumulation units outstanding at end of period	0	0	0	0	746	0	0	0	741	
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$22.28	$17.16	$14.49	$14.41	$11.88	$9.58	$14.49	$14.34	$13.24	
Value at end of period	$25.29	$22.28	$17.16	$14.49	$14.41	$11.88	$9.58	$14.49	$14.34	
Number of accumulation units outstanding at end of period	1,331	1,152	693	0	1,263	0	0	0	1,426	
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.77	$14.20	$11.85	$13.10	$11.46	$8.34	$14.19	$13.52	$11.64	$10.03
Value at end of period	$17.90	$17.77	$14.20	$11.85	$13.10	$11.46	$8.34	$14.19	$13.52	$11.64
Number of accumulation units outstanding at end of period	82	73	45	468	1,779	461	447	307	2,929	114
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.53	$15.37	$13.62	$13.42	$12.79					
Value at end of period	$20.49	$18.53	$15.37	$13.62	$13.42					
Number of accumulation units outstanding at end of period	3,473	1,492	1,334	0	7,389					
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$18.16									
Value at end of period	$19.59									
Number of accumulation units outstanding at end of period	248									
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$19.52	$14.67	$14.35							
Value at end of period	$21.51	$19.52	$14.67							
Number of accumulation units outstanding at end of period	329	257	166							
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$17.45	$13.64	$11.80	$12.07	$10.65	$8.64	$13.63	$13.41	$12.02	
Value at end of period	$18.49	$17.45	$13.64	$11.80	$12.07	$10.65	$8.64	$13.63	$13.41	
Number of accumulation units outstanding at end of period	0	0	0	0	1,358	0	0	0	1,007	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
Value at beginning of period	$19.36	$14.12	$12.06	$12.38	$10.76	$7.65	$13.44	$12.42	$11.13	$10.64
Value at end of period	$20.72	$19.36	$14.12	$12.06	$12.38	$10.76	$7.65	$13.44	$12.42	$11.13
Number of accumulation units outstanding at end of period	0	0	0	525	2,179	497	467	344	1,449	151
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2012)										
Value at beginning of period	$12.48	$10.54	$10.08							
Value at end of period	$11.47	$12.48	$10.54							
Number of accumulation units outstanding at end of period	13	18	11							
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.36	$10.25	$8.56	$10.18	$8.69					
Value at end of period	$11.64	$12.36	$10.25	$8.56	$10.18					
Number of accumulation units outstanding at end of period	0	0	0	0	4,112					
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
Value at beginning of period	$16.76	$12.91	$11.67	$11.08	$9.94	$8.49	$12.90	$12.61	$10.87	$10.67
Value at end of period	$18.33	$16.76	$12.91	$11.67	$11.08	$9.94	$8.49	$12.90	$12.61	$10.87
Number of accumulation units outstanding at end of period	0	0	0	574	3,309	498	445	339	25,205	20,469
WELLS FARGO ADVANTAGE SPECIAL SMALL CAP VALUE FUND (CLASS A)										
Value at beginning of period	$20.64	$15.18	$13.59	$14.11	$11.69	$9.14	$13.60	$15.03	$12.57	$11.56
Value at end of period	$21.82	$20.64	$15.18	$13.59	$14.11	$11.69	$9.14	$13.60	$15.03	$12.57
Number of accumulation units outstanding at end of period	0	0	0	259	250	254	241	147	135	56

TABLE 28

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.35%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$16.07	$12.16	$10.50	$10.10	$9.07	$7.62	$11.81			
Value at end of period	$17.22	$16.07	$12.16	$10.50	$10.10	$9.07	$7.62			
Number of accumulation units outstanding at end of period	0	0	0	0	0	325	212			
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during May 2009)										
Value at beginning of period	$24.29	$18.75	$17.26	$17.17	$13.96	$11.56				
Value at end of period	$24.30	$24.29	$18.75	$17.26	$17.17	$13.96				
Number of accumulation units outstanding at end of period	0	0	0	31	2,044	7,890				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$17.84	$14.76	$13.48	$13.97						
Value at end of period	$20.02	$17.84	$14.76	$13.48						
Number of accumulation units outstanding at end of period	2,628	1,292	0	2,165						
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.48									
Value at end of period	$19.64									
Number of accumulation units outstanding at end of period	200									

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.32	$13.63	$12.14	$11.89	$10.70	$8.98	$12.29	$11.73	$10.67	$10.29
Value at end of period	$17.47	$16.32	$13.63	$12.14	$11.89	$10.70	$8.98	$12.29	$11.73	$10.67
Number of accumulation units outstanding at end of period	710	715	668	662	8,672	54,589	19,031	21,632	8,816	8,483
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$19.58	$13.62	$11.61	$12.74	$10.84	$6.76	$10.83			
Value at end of period	$20.82	$19.58	$13.62	$11.61	$12.74	$10.84	$6.76			
Number of accumulation units outstanding at end of period	0	412	518	82	86	684	355			
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.99	$12.65	$10.70	$12.27	$9.91	$6.17	$12.12	$12.54	$11.56	$11.38
Value at end of period	$19.63	$17.99	$12.65	$10.70	$12.27	$9.91	$6.17	$12.12	$12.54	$11.56
Number of accumulation units outstanding at end of period	0	271	243	193	133	721	210	1,057	739	444
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$13.76	$10.34	$9.02	$9.57	$7.90	$6.07	$5.94			
Value at end of period	$15.17	$13.76	$10.34	$9.02	$9.57	$7.90	$6.07			
Number of accumulation units outstanding at end of period	0	0	36	0	3,832	1,137	178			
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2010)										
Value at beginning of period	$19.58	$14.94	$12.90	$14.11	$12.98					
Value at end of period	$20.38	$19.58	$14.94	$12.90	$14.11					
Number of accumulation units outstanding at end of period	15	0	0	0	11					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.27	$11.51	$9.69	$11.48						
Value at end of period	$14.02	$14.27	$11.51	$9.69						
Number of accumulation units outstanding at end of period	0	0	0	149						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.45	$16.46	$14.03	$16.51	$15.34	$11.21	$19.16	$16.38	$13.67	$11.28
Value at end of period	$18.63	$19.45	$16.46	$14.03	$16.51	$15.34	$11.21	$19.16	$16.38	$13.67
Number of accumulation units outstanding at end of period	595	1,779	2,104	3,840	8,915	17,273	11,907	16,233	5,107	3,149
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$18.16									
Value at end of period	$18.97									
Number of accumulation units outstanding at end of period	9,278									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$20.24	$15.69	$13.72	$14.32	$12.43	$9.32	$16.50	$14.28	$13.01	$11.12
Value at end of period	$22.27	$20.24	$15.69	$13.72	$14.32	$12.43	$9.32	$16.50	$14.28	$13.01
Number of accumulation units outstanding at end of period	42	5,661	6,451	7,925	14,251	43,339	30,122	30,195	16,812	7,409
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$15.60	$12.39	$10.75	$10.83	$9.57	$7.48	$13.28	$14.02		
Value at end of period	$16.67	$15.60	$12.39	$10.75	$10.83	$9.57	$7.48	$13.28		
Number of accumulation units outstanding at end of period	0	776	735	544	486	2,379	3,199	2,630		

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2011)										
Value at beginning of period	$15.82	$11.81	$10.48	$9.59						
Value at end of period	$17.31	$15.82	$11.81	$10.48						
Number of accumulation units outstanding at end of period	41	41	41	42						
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$21.36	$17.32	$15.52	$16.25	$14.86	$12.48	$17.31	$17.21		
Value at end of period	$22.08	$21.36	$17.32	$15.52	$16.25	$14.86	$12.48	$17.31		
Number of accumulation units outstanding at end of period	423	934	1,107	460	330	2,862	1,521	1,357		
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$22.56	$16.81	$14.43	$15.22	$12.06	$9.48	$14.38	$16.56		
Value at end of period	$22.34	$22.56	$16.81	$14.43	$15.22	$12.06	$9.48	$14.38		
Number of accumulation units outstanding at end of period	0	0	0	2,375	2,280	2,342	1,304	809		
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.33	$14.17	$12.99	$13.87	$10.97	$7.78	$13.74	$12.50	$11.81	$11.45
Value at end of period	$20.47	$19.33	$14.17	$12.99	$13.87	$10.97	$7.78	$13.74	$12.50	$11.81
Number of accumulation units outstanding at end of period	0	0	0	0	1	10,534	507	8,938	7,927	6,834
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$12.86	$9.94	$8.63	$8.94	$7.97	$6.08	$5.97			
Value at end of period	$13.77	$12.86	$9.94	$8.63	$8.94	$7.97	$6.08			
Number of accumulation units outstanding at end of period	581	0	914	0	9,859	538	308			
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$54.35	$38.71	$32.54	$31.71	$30.76	$24.50	$34.74	$31.66	$29.36	
Value at end of period	$64.44	$54.35	$38.71	$32.54	$31.71	$30.76	$24.50	$34.74	$31.66	
Number of accumulation units outstanding at end of period	96	96	96	97	0	444	303	524	182	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$17.91	$14.07	$12.94	$14.01	$12.64	$9.86	$10.10			
Value at end of period	$18.44	$17.91	$14.07	$12.94	$14.01	$12.64	$9.86			
Number of accumulation units outstanding at end of period	0	0	60	21	4	108	1,565			
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$25.74									
Value at end of period	$26.70									
Number of accumulation units outstanding at end of period	344									
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$22.05									
Value at end of period	$23.92									
Number of accumulation units outstanding at end of period	870									
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.97									
Value at end of period	$17.83									
Number of accumulation units outstanding at end of period	573									

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.49	$13.63	$12.09	$12.78	$10.34	$8.29	$13.90	$14.05	$12.70	$11.57
Value at end of period	$19.21	$17.49	$13.63	$12.09	$12.78	$10.34	$8.29	$13.90	$14.05	$12.70
Number of accumulation units outstanding at end of period	0	0	0	1,059	926	12,173	31	10,196	9,120	7,994
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$24.50	$18.61	$17.10	$18.20	$14.65	$11.46	$16.88	$15.53	$15.84	
Value at end of period	$24.58	$24.50	$18.61	$17.10	$18.20	$14.65	$11.46	$16.88	$15.53	
Number of accumulation units outstanding at end of period	0	0	0	0	0	4,694	7,891	6,650	105	
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$16.41									
Value at end of period	$17.09									
Number of accumulation units outstanding at end of period	133									
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.77	$10.89	$10.00	$10.49	$8.71	$8.31				
Value at end of period	$16.02	$14.77	$10.89	$10.00	$10.49	$8.71				
Number of accumulation units outstanding at end of period	0	0	0	112	6	41				
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$20.06	$16.08	$13.54	$14.91	$13.45	$9.94	$16.27	$15.92		
Value at end of period	$20.36	$20.06	$16.08	$13.54	$14.91	$13.45	$9.94	$16.27		
Number of accumulation units outstanding at end of period	0	0	0	1,809	5,974	1,952	242	0		
OPPENHEIMER CAPITAL APPRECIATION FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$14.03	$11.03	$9.85	$10.16	$9.46	$6.69	$12.56	$11.79		
Value at end of period	$15.90	$14.03	$11.03	$9.85	$10.16	$9.46	$6.69	$12.56		
Number of accumulation units outstanding at end of period	0	0	0	0	0	5,248	4,562	2,117		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$34.29	$32.14	$27.01	$33.50	$26.79	$14.97	$29.26	$22.20	$19.82	
Value at end of period	$32.14	$34.29	$32.14	$27.01	$33.50	$26.79	$14.97	$29.26	$22.20	
Number of accumulation units outstanding at end of period	742	0	48	101	75	10,922	2,042	953	0	
OPPENHEIMER GLOBAL FUND/VA										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$19.05	$15.23	$12.78	$14.18	$12.45	$9.06	$15.42	$15.85		
Value at end of period	$19.15	$19.05	$15.23	$12.78	$14.18	$12.45	$9.06	$15.42		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0		
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$10.81	$11.45	$10.50	$10.99						
Value at end of period	$10.68	$10.81	$11.45	$10.50						
Number of accumulation units outstanding at end of period	35	0	0	28						
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$14.65	$12.79	$11.67	$12.07	$10.96	$9.17	$13.45	$13.01		
Value at end of period	$15.58	$14.65	$12.79	$11.67	$12.07	$10.96	$9.17	$13.45		
Number of accumulation units outstanding at end of period	0	0	0	167	167	174	715	4		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.27	$14.85	$13.88	$12.63	$11.87	$10.42				
Value at end of period	$13.46	$13.27	$14.85	$13.88	$12.63	$11.87				
Number of accumulation units outstanding at end of period	998	335	0	2,814	1,153	5,691				
PIONEER EMERGING MARKETS VCT PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$8.16	$8.47	$7.69	$10.21	$8.96	$8.81				
Value at end of period	$7.02	$8.16	$8.47	$7.69	$10.21	$8.96				
Number of accumulation units outstanding at end of period	0	0	0	0	0	206				
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.65	$15.06	$13.30	$13.75	$11.87	$7.44	$12.00	$11.40	$10.47	$9.93
Value at end of period	$16.36	$16.65	$15.06	$13.30	$13.75	$11.87	$7.44	$12.00	$11.40	$10.47
Number of accumulation units outstanding at end of period	37	36	37	1,111	3,141	7,241	5,641	1,938	56	43
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$12.38									
Value at end of period	$12.27									
Number of accumulation units outstanding at end of period	111									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$21.36	$16.54	$14.09	$15.08	$13.19	$9.16	$9.43			
Value at end of period	$23.19	$21.36	$16.54	$14.09	$15.08	$13.19	$9.16			
Number of accumulation units outstanding at end of period	0	52	0	0	0	0	312			
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$17.73	$14.16	$12.13	$14.12	$13.21	$8.96	$16.89	$14.63	$12.39	$12.21
Value at end of period	$15.58	$17.73	$14.16	$12.13	$14.12	$13.21	$8.96	$16.89	$14.63	$12.39
Number of accumulation units outstanding at end of period	0	0	197	0	0	7,686	3,135	7,694	8,059	7,673
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.41	$13.99	$11.80	$12.61	$11.41	$8.62	$14.39	$13.19	$12.08	$10.42
Value at end of period	$19.79	$18.41	$13.99	$11.80	$12.61	$11.41	$8.62	$14.39	$13.19	$12.08
Number of accumulation units outstanding at end of period	1,843	8,301	6,844	11,996	16,013	57,222	27,135	45,965	25,196	14,688
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$16.82	$14.48	$13.15	$12.67	$11.51	$9.40	$13.46	$13.20	$11.16	$10.77
Value at end of period	$17.93	$16.82	$14.48	$13.15	$12.67	$11.51	$9.40	$13.46	$13.20	$11.16
Number of accumulation units outstanding at end of period	0	0	0	2,837	2,820	1,336	1,157	195	5,132	26
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$17.76	$14.00	$12.25	$12.02	$11.21	$9.01	$14.38	$15.42		
Value at end of period	$19.13	$17.76	$14.00	$12.25	$12.02	$11.21	$9.01	$14.38		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,275	819		
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$18.53	$14.53	$13.06	$12.08	$10.74	$9.38	$13.84	$14.22		
Value at end of period	$20.24	$18.53	$14.53	$13.06	$12.08	$10.74	$9.38	$13.84		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	1,468	972		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$21.47	$14.94	$13.29	$13.36	$10.34	$7.57	$12.75	$13.61		
Value at end of period	$21.76	$21.47	$14.94	$13.29	$13.36	$10.34	$7.57	$12.75		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	3,269	2,565		
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.89	$14.35	$13.48	$13.23	$12.47	$11.22	$11.40	$10.56	$10.29	$10.28
Value at end of period	$14.41	$13.89	$14.35	$13.48	$13.23	$12.47	$11.22	$11.40	$10.56	$10.29
Number of accumulation units outstanding at end of period	992	3	970	5,735	16,339	36,993	15,029	20,611	9,009	7,576
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.02	$17.09	$14.75	$15.01	$13.52	$10.47				
Value at end of period	$23.85	$22.02	$17.09	$14.75	$15.01	$13.52				
Number of accumulation units outstanding at end of period	0	0	0	0	993	66				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$12.01	$12.71	$11.97	$11.72	$10.28	$8.59	$8.22			
Value at end of period	$11.86	$12.01	$12.71	$11.97	$11.72	$10.28	$8.59			
Number of accumulation units outstanding at end of period	0	3	0	865	1,607	3,037	344			
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during July 2014)										
Value at beginning of period	$20.50									
Value at end of period	$20.79									
Number of accumulation units outstanding at end of period	14									
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$13.09	$13.51	$13.31	$12.56	$11.99	$11.57	$10.98	$10.65		
Value at end of period	$13.55	$13.09	$13.51	$13.31	$12.56	$11.99	$11.57	$10.98		
Number of accumulation units outstanding at end of period	37	2,321	2,852	2,634	8,894	3,265	15,587	12,299		
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$15.95	$12.42	$10.91	$11.13	$9.46					
Value at end of period	$17.37	$15.95	$12.42	$10.91	$11.13					
Number of accumulation units outstanding at end of period	0	0	0	72	65					
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.87	$15.47	$13.59	$13.86	$12.35	$11.24				
Value at end of period	$21.63	$19.87	$15.47	$13.59	$13.86	$12.35				
Number of accumulation units outstanding at end of period	0	0	0	53	0	1,875				
VOYA HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$16.32	$15.68	$13.95	$13.55	$12.04	$8.18	$10.71	$10.67		
Value at end of period	$16.27	$16.32	$15.68	$13.95	$13.55	$12.04	$8.18	$10.71		
Number of accumulation units outstanding at end of period	0	0	0	0	388	0	0	9		
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$15.52	$11.89	$10.57	$10.76	$9.61	$7.94	$12.87	$12.47	$11.07	$10.59
Value at end of period	$17.37	$15.52	$11.89	$10.57	$10.76	$9.61	$7.94	$12.87	$12.47	$11.07
Number of accumulation units outstanding at end of period	38	56	413	1,218	543	8,987	2,167	5,292	10,853	3,482

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.32	$14.61	$12.64	$13.01	$10.86	$8.39	$13.67	$13.19	$12.27	$11.41
Value at end of period	$20.80	$19.32	$14.61	$12.64	$13.01	$10.86	$8.39	$13.67	$13.19	$12.27
Number of accumulation units outstanding at end of period	2,253	1,009	0	3,429	1,785	3,635	12,520	9,979	3,238	6
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.61	$13.27	$12.02	$12.32	$10.21	$8.32	$12.75	$13.83	$12.37	$11.10
Value at end of period	$19.28	$18.61	$13.27	$12.02	$12.32	$10.21	$8.32	$12.75	$13.83	$12.37
Number of accumulation units outstanding at end of period	0	0	215	2,202	2,419	5,354	4,441	4,041	774	7
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.82	$11.86	$10.92	$11.00	$10.65					
Value at end of period	$13.36	$12.82	$11.86	$10.92	$11.00					
Number of accumulation units outstanding at end of period	0	45	182	1,324	3,726					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.27	$12.37	$11.11	$11.46	$10.93					
Value at end of period	$14.85	$14.27	$12.37	$11.11	$11.46					
Number of accumulation units outstanding at end of period	3,037	0	0	50	14,366					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.15	$12.61	$11.11	$11.66	$11.07					
Value at end of period	$15.80	$15.15	$12.61	$11.11	$11.66					
Number of accumulation units outstanding at end of period	216	0	0	409	8,911					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.62	$12.78	$11.21	$11.87	$11.21					
Value at end of period	$16.33	$15.62	$12.78	$11.21	$11.87					
Number of accumulation units outstanding at end of period	5,560	0	0	1,575	1,851					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$15.77									
Value at end of period	$15.84									
Number of accumulation units outstanding at end of period	611									
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$13.21	$13.49	$12.56	$11.82	$10.92	$9.81	$11.05	$10.59	$10.28	
Value at end of period	$13.88	$13.21	$13.49	$12.56	$11.82	$10.92	$9.81	$11.05	$10.59	
Number of accumulation units outstanding at end of period	8	3,185	3,668	4,364	2,800	3,732	6,109	9,777	4,216	
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$13.14	$13.38	$12.44	$11.77	$10.90	$9.94	$11.04	$10.59	$10.36	$10.36
Value at end of period	$13.78	$13.14	$13.38	$12.44	$11.77	$10.90	$9.94	$11.04	$10.59	$10.36
Number of accumulation units outstanding at end of period	673	156	36	1,284	7,492	5,855	15,306	14,642	829	2
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$9.52	$7.96	$6.82	$7.89	$7.43	$6.85				
Value at end of period	$8.81	$9.52	$7.96	$6.82	$7.89	$7.43				
Number of accumulation units outstanding at end of period	172	0	0	0	0	218				

CFI 248

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.99	$12.53	$10.65	$12.70	$12.56	$12.72				
Value at end of period	$14.06	$14.99	$12.53	$10.65	$12.70	$12.56				
Number of accumulation units outstanding at end of period	72	74	0	802	805	23				
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.00	$9.33	$8.27	$8.13	$6.92	$6.25	$9.10	$9.27		
Value at end of period	$12.99	$12.00	$9.33	$8.27	$8.13	$6.92	$6.25	$9.10		
Number of accumulation units outstanding at end of period	0	1,499	587	6,910	312	3,070	0	601		
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$9.87	$10.05	$10.23	$10.42	$10.59	$10.76	$10.67			
Value at end of period	$9.69	$9.87	$10.05	$10.23	$10.42	$10.59	$10.76			
Number of accumulation units outstanding at end of period	0	30	713	0	1,987	34	0			
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$19.83	$15.64	$13.19	$16.24	$13.21	$9.21	$19.37	$17.82	$14.73	
Value at end of period	$18.37	$19.83	$15.64	$13.19	$16.24	$13.21	$9.21	$19.37	$17.82	
Number of accumulation units outstanding at end of period	0	0	118	767	656	1	0	480	311	
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.23	$10.30	$9.48	$10.08	$8.83	$7.21	$11.21	$11.41		
Value at end of period	$15.00	$13.23	$10.30	$9.48	$10.08	$8.83	$7.21	$11.21		
Number of accumulation units outstanding at end of period	0	0	0	0	9	5	0	1,165		
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$19.63	$19.55	$17.18	$15.93	$12.67	$9.91	$15.49	$18.81	$15.50	
Value at end of period	$25.20	$19.63	$19.55	$17.18	$15.93	$12.67	$9.91	$15.49	$18.81	
Number of accumulation units outstanding at end of period	142	540	396	321	215	4,687	3,493	1,593	35	
VOYA RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$20.86	$16.06	$14.24	$13.89	$12.52	$10.70				
Value at end of period	$23.21	$20.86	$16.06	$14.24	$13.89	$12.52				
Number of accumulation units outstanding at end of period	0	0	69	59	48	34				
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$13.33	$10.26	$9.02	$8.94	$8.09	$7.66				
Value at end of period	$14.81	$13.33	$10.26	$9.02	$8.94	$8.09				
Number of accumulation units outstanding at end of period	459	1,182	1,050	889	898	725				
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$22.35	$16.45	$14.56	$15.13	$12.33	$9.80	$14.40	$14.60		
Value at end of period	$23.50	$22.35	$16.45	$14.56	$15.13	$12.33	$9.80	$14.40		
Number of accumulation units outstanding at end of period	1,632	2,461	82	3,528	874	2,400	1,857	1,660		
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.03	$12.12	$11.04	$11.29	$10.78					
Value at end of period	$13.57	$13.03	$12.12	$11.04	$11.29					
Number of accumulation units outstanding at end of period	20,799	34,630	21,346	31,685	43,142					

CFI 249

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.36	$12.54	$11.22	$11.75	$11.04					
Value at end of period	$14.93	$14.36	$12.54	$11.22	$11.75					
Number of accumulation units outstanding at end of period	35,217	35,864	31,800	35,131	41,427					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.10	$12.73	$11.23	$11.95	$11.20					
Value at end of period	$15.71	$15.10	$12.73	$11.23	$11.95					
Number of accumulation units outstanding at end of period	20,962	39,806	30,108	33,097	34,708					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.59	$12.82	$11.27	$12.07	$11.25					
Value at end of period	$16.29	$15.59	$12.82	$11.27	$12.07					
Number of accumulation units outstanding at end of period	17,388	25,892	13,605	25,477	32,715					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$14.89	$12.23	$10.75	$12.06						
Value at end of period	$15.59	$14.89	$12.23	$10.75						
Number of accumulation units outstanding at end of period	4,033	2,261	179	65						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.33	$11.70	$10.82	$10.94	$10.49					
Value at end of period	$12.85	$12.33	$11.70	$10.82	$10.94					
Number of accumulation units outstanding at end of period	4,355	3,890	720	3,225	7,474					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.98	$12.66	$11.44	$11.41	$10.43	$8.98	$11.93	$11.45	$10.72	$10.66
Value at end of period	$14.69	$13.98	$12.66	$11.44	$11.41	$10.43	$8.98	$11.93	$11.45	$10.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	23,985	5,749	4,233	1,694	1,480
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.78	$12.26	$10.82	$11.32	$10.16	$8.23	$13.07	$12.64	$11.33	$11.13
Value at end of period	$15.52	$14.78	$12.26	$10.82	$11.32	$10.16	$8.23	$13.07	$12.64	$11.33
Number of accumulation units outstanding at end of period	0	0	0	0	1	40,575	4,983	8,964	5,632	4,525
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.31	$12.46	$11.13	$11.37	$10.30	$8.58	$12.53	$12.06	$11.01	$10.89
Value at end of period	$15.04	$14.31	$12.46	$11.13	$11.37	$10.30	$8.58	$12.53	$12.06	$11.01
Number of accumulation units outstanding at end of period	1,131	804	0	0	0	18,510	3,690	8,017	6,388	6,911
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$22.43	$17.30	$15.07	$15.78	$13.11	$9.79	$13.51	$14.11	$12.39	$12.18
Value at end of period	$24.89	$22.43	$17.30	$15.07	$15.78	$13.11	$9.79	$13.51	$14.11	$12.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	8,633	268	7,399	6,267	5,455
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$24.03	$17.54	$14.86	$14.73	$11.81	$8.85	$15.27	$14.59	$12.83	$11.67
Value at end of period	$24.74	$24.03	$17.54	$14.86	$14.73	$11.81	$8.85	$15.27	$14.59	$12.83
Number of accumulation units outstanding at end of period	193	703	691	1,531	3,385	17,037	1,596	4,040	4,043	3,923

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$12.62	$12.55	$11.02	$10.21	$8.09	$6.04	$9.97	$10.29		
Value at end of period	$16.16	$12.62	$12.55	$11.02	$10.21	$8.09	$6.04	$9.97		
Number of accumulation units outstanding at end of period	0	0	0	1,356	2,361	3,187	70	62		
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$14.60	$10.99	$9.92	$10.55	$9.54	$7.35	$12.25	$12.41		
Value at end of period	$16.25	$14.60	$10.99	$9.92	$10.55	$9.54	$7.35	$12.25		
Number of accumulation units outstanding at end of period	0	753	1,831	534	713	1,044	211	130		
VY® COLUMBIA SMALL CAP VALUE II PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$15.10	$10.93	$9.70	$10.11	$8.18	$6.65	$6.38			
Value at end of period	$15.54	$15.10	$10.93	$9.70	$10.11	$8.18	$6.65			
Number of accumulation units outstanding at end of period	0	0	0	0	126	92	65			
VY® FMR℠ DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$20.39	$15.20	$13.45	$15.32	$12.10	$8.82	$14.70	$14.23		
Value at end of period	$21.32	$20.39	$15.20	$13.45	$15.32	$12.10	$8.82	$14.70		
Number of accumulation units outstanding at end of period	1,217	0	0	781	3,680	3,399	1,663	868		
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$17.14	$12.87	$10.99	$11.38	$10.02	$7.90	$12.60	$13.07	$11.77	
Value at end of period	$18.45	$17.14	$12.87	$10.99	$11.38	$10.02	$7.90	$12.60	$13.07	
Number of accumulation units outstanding at end of period	0	3	0	72	78	8,633	3,542	4,060	508	
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$13.20	$14.21	$12.10	$15.03	$12.67	$7.50	$15.61	$15.67		
Value at end of period	$13.13	$13.20	$14.21	$12.10	$15.03	$12.67	$7.50	$15.61		
Number of accumulation units outstanding at end of period	0	0	968	982	1,329	2,311	145	7		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$22.17	$17.09	$14.43	$14.36	$11.84	$9.55	$14.46	$15.33		
Value at end of period	$25.16	$22.17	$17.09	$14.43	$14.36	$11.84	$9.55	$14.46		
Number of accumulation units outstanding at end of period	266	2	144	1,420	2,009	9,048	1,066	1,072		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.69	$14.14	$11.81	$13.06	$11.43	$8.32	$14.17	$13.51	$11.64	$9.94
Value at end of period	$17.81	$17.69	$14.14	$11.81	$13.06	$11.43	$8.32	$14.17	$13.51	$11.64
Number of accumulation units outstanding at end of period	1,551	1,197	807	3,417	2,327	6,662	14,030	13,847	651	124
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$18.20	$16.46	$14.41	$14.75	$12.59	$7.66	$11.02	$11.21		
Value at end of period	$17.98	$18.20	$16.46	$14.41	$14.75	$12.59	$7.66	$11.02		
Number of accumulation units outstanding at end of period	4,880	5,043	0	5,627	524	1,780	1,393	178		
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$18.45	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69	$12.90		
Value at end of period	$20.39	$18.45	$15.31	$13.57	$13.38	$11.91	$9.07	$12.69		
Number of accumulation units outstanding at end of period	1,613	921	615	1,191	7,975	5,905	892	532		

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$17.68	$13.26	$11.57	$12.18	$9.61	$6.65	$11.86	$11.32		
Value at end of period	$19.51	$17.68	$13.26	$11.57	$12.18	$9.61	$6.65	$11.86		
Number of accumulation units outstanding at end of period	0	272	258	218	226	4,375	3,353	3,208		
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$17.36	$13.58	$11.75	$12.03	$10.62	$8.62	$13.60	$13.39	$11.41	$10.89
Value at end of period	$18.38	$17.36	$13.58	$11.75	$12.03	$10.62	$8.62	$13.60	$13.39	$11.41
Number of accumulation units outstanding at end of period	8,762	8,238	0	9,409	11,865	26,325	7,769	18,935	13,085	11,174
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$19.27	$14.06	$12.02	$12.34	$10.73	$7.63	$13.41	$12.40	$10.83	
Value at end of period	$20.61	$19.27	$14.06	$12.02	$12.34	$10.73	$7.63	$13.41	$12.40	
Number of accumulation units outstanding at end of period	0	65	0	0	71	16	0	1,327	1,141	
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$15.55	$13.80	$12.95							
Value at end of period	$15.16	$15.55	$13.80							
Number of accumulation units outstanding at end of period	0	0	565							
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2011)										
Value at beginning of period	$12.43	$10.51	$8.98	$10.53						
Value at end of period	$11.42	$12.43	$10.51	$8.98						
Number of accumulation units outstanding at end of period	1,320	292	0	1,537						
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.87	$15.41	$12.83	$13.78	$12.96	$9.92	$16.68	$16.96		
Value at end of period	$19.07	$19.87	$15.41	$12.83	$13.78	$12.96	$9.92	$16.68		
Number of accumulation units outstanding at end of period	0	0	0	0	21	3,277	31	13		
WANGER INTERNATIONAL										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.32	$10.22	$8.54	$10.16	$8.26	$8.16				
Value at end of period	$11.59	$12.32	$10.22	$8.54	$10.16	$8.26				
Number of accumulation units outstanding at end of period	0	0	0	0	2,876	982				
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.67	$12.86	$11.63	$11.05	$9.91	$8.47	$12.88	$12.60	$10.86	$10.38
Value at end of period	$18.23	$16.67	$12.86	$11.63	$11.05	$9.91	$8.47	$12.88	$12.60	$10.86
Number of accumulation units outstanding at end of period	0	0	18	1,014	834	3,232	7,889	7,814	4,106	15

CFI 252

Condensed Financial Information (continued)

TABLE 29
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$24.17	$18.67	$17.20	$17.11	$13.92	$10.56				
Value at end of period	$24.17	$24.17	$18.67	$17.20	$17.11	$13.92				
Number of accumulation units outstanding at end of period	0	0	0	0	0	371				
AMANA GROWTH FUND (INVESTOR CLASS)										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$17.80	$14.73	$13.47	$13.95	$12.34					
Value at end of period	$19.96	$17.80	$14.73	$13.47	$13.95					
Number of accumulation units outstanding at end of period	208	559	888	0	2,017					
AMANA INCOME FUND (INVESTOR CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$18.24	$14.30	$13.53							
Value at end of period	$19.58	$18.24	$14.30							
Number of accumulation units outstanding at end of period	0	453	63							
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.24	$13.57	$12.09	$11.85	$10.66	$8.96	$12.26	$11.71	$10.66	$10.51
Value at end of period	$17.37	$16.24	$13.57	$12.09	$11.85	$10.66	$8.96	$12.26	$11.71	$10.66
Number of accumulation units outstanding at end of period	799	825	882	1,071	1,157	4,337	593	1,112	3,751	5,382
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$19.48	$13.56	$11.56	$12.70	$10.80	$6.75	$11.59	$11.96	$11.68	
Value at end of period	$20.71	$19.48	$13.56	$11.56	$12.70	$10.80	$6.75	$11.59	$11.96	
Number of accumulation units outstanding at end of period	0	0	0	0	1,372	1,588	1,346	35	4	
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$17.91	$12.59	$10.65	$12.23	$9.88	$6.15	$12.10	$12.53	$12.20	
Value at end of period	$19.52	$17.91	$12.59	$10.65	$12.23	$9.88	$6.15	$12.10	$12.53	
Number of accumulation units outstanding at end of period	0	0	0	0	1,558	1,592	1,638	67	38	
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.72	$10.32	$9.00	$9.55	$7.90	$5.03				
Value at end of period	$15.12	$13.72	$10.32	$9.00	$9.55	$7.90				
Number of accumulation units outstanding at end of period	96	97	98	108	0	36				
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$19.53	$14.91	$13.80							
Value at end of period	$20.33	$19.53	$14.91							
Number of accumulation units outstanding at end of period	0	11	6							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
Value at beginning of period	$19.35	$16.38	$13.97	$16.45	$15.29	$11.18	$19.13	$16.36	$13.66	$11.47
Value at end of period	$18.53	$19.35	$16.38	$13.97	$16.45	$15.29	$11.18	$19.13	$16.36	$13.66
Number of accumulation units outstanding at end of period	2,101	2,508	2,441	2,408	4,873	10,688	4,073	6,091	7,371	137

CFI 253

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.59	$13.50	$13.22							
Value at end of period	$18.92	$17.59	$13.50							
Number of accumulation units outstanding at end of period	1,223	8,047	4,137							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
Value at beginning of period	$20.14	$15.62	$13.66	$14.27	$12.39	$9.30	$16.47	$14.26	$13.00	$11.32
Value at end of period	$22.14	$20.14	$15.62	$13.66	$14.27	$12.39	$9.30	$16.47	$14.26	$13.00
Number of accumulation units outstanding at end of period	6,146	6,189	5,717	6,041	12,891	24,145	9,538	6,053	8,352	4,654
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$15.52	$12.33	$10.71	$10.80	$9.55	$7.46	$13.25	$13.29	$12.92	
Value at end of period	$16.58	$15.52	$12.33	$10.71	$10.80	$9.55	$7.46	$13.25	$13.29	
Number of accumulation units outstanding at end of period	95	169	1,362	3,390	3,569	3,394	2,702	437	109	
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$15.75	$11.76	$10.44	$10.61	$8.70	$6.90	$13.30	$10.67	$10.17	$9.54
Value at end of period	$17.21	$15.75	$11.76	$10.44	$10.61	$8.70	$6.90	$13.30	$10.67	$10.17
Number of accumulation units outstanding at end of period	0	0	0	1,009	0	0	0	0	0	4,145
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$21.26	$17.24	$15.46	$16.19	$14.82	$12.45	$17.27	$15.81	$15.11	
Value at end of period	$21.96	$21.26	$17.24	$15.46	$16.19	$14.82	$12.45	$17.27	$15.81	
Number of accumulation units outstanding at end of period	0	187	25	0	0	0	662	408	113	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$22.44	$16.74	$14.37	$15.17	$12.02	$9.46	$15.06			
Value at end of period	$22.21	$22.44	$16.74	$14.37	$15.17	$12.02	$9.46			
Number of accumulation units outstanding at end of period	475	427	67	72	542	541	440			
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
Value at beginning of period	$19.23	$14.10	$12.94	$13.82	$10.93	$7.76	$13.72	$12.48	$11.80	$10.84
Value at end of period	$20.35	$19.23	$14.10	$12.94	$13.82	$10.93	$7.76	$13.72	$12.48	$11.80
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	19	27	38
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.82	$9.92	$8.61	$8.93	$7.97	$5.73				
Value at end of period	$13.73	$12.82	$9.92	$8.61	$8.93	$7.97				
Number of accumulation units outstanding at end of period	0	473	294	0	0	871				
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$54.12	$38.57	$32.44	$31.62	$30.70	$24.46	$34.69	$31.63	$30.81	$29.56
Value at end of period	$64.14	$54.12	$38.57	$32.44	$31.62	$30.70	$24.46	$34.69	$31.63	$30.81
Number of accumulation units outstanding at end of period	0	0	0	0	85	78	102	2	0	1,020
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$17.82	$14.01	$12.89	$13.96	$12.60	$9.37				
Value at end of period	$18.34	$17.82	$14.01	$12.89	$13.96	$12.60				
Number of accumulation units outstanding at end of period	0	0	0	0	0	805				
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$25.25	$17.79	$16.04							
Value at end of period	$26.62	$25.25	$17.79							
Number of accumulation units outstanding at end of period	0	246	125							

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$16.90	$12.57	$12.40							
Value at end of period	$17.79	$16.90	$12.57							
Number of accumulation units outstanding at end of period	4,543	4,593	3,394							
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
Value at beginning of period	$17.40	$13.57	$12.04	$12.74	$10.31	$8.27	$13.88	$14.03	$12.68	$11.91
Value at end of period	$19.11	$17.40	$13.57	$12.04	$12.74	$10.31	$8.27	$13.88	$14.03	$12.68
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	7	18
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
Value at beginning of period	$24.38	$18.53	$17.03	$18.14	$14.60	$11.43	$16.85	$15.50	$13.08	$11.74
Value at end of period	$24.45	$24.38	$18.53	$17.03	$18.14	$14.60	$11.43	$16.85	$15.50	$13.08
Number of accumulation units outstanding at end of period	1,009	1,031	1,032	1,414	2,632	9,951	3,042	4,529	5,553	152
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$17.41	$12.94	$12.30							
Value at end of period	$17.06	$17.41	$12.94							
Number of accumulation units outstanding at end of period	0	103	60							
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$19.96	$16.01	$13.49	$14.86	$13.41	$9.30				
Value at end of period	$20.24	$19.96	$16.01	$13.49	$14.86	$13.41				
Number of accumulation units outstanding at end of period	26	27	35	35	35	36				
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$34.12	$32.00	$26.91	$33.38	$26.71	$14.93	$29.20	$25.64		
Value at end of period	$31.96	$34.12	$32.00	$26.91	$33.38	$26.71	$14.93	$29.20		
Number of accumulation units outstanding at end of period	106	588	27	0	1,964	1,897	1,864	41		
OPPENHEIMER INTERNATIONAL BOND FUND (CLASS A)										
(Funds were first received in this option during April 2013)										
Value at beginning of period	$10.79	$11.53								
Value at end of period	$10.65	$10.79								
Number of accumulation units outstanding at end of period	0	51								
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$14.58	$12.73	$11.62	$11.62						
Value at end of period	$15.49	$14.58	$12.73	$11.62						
Number of accumulation units outstanding at end of period	0	0	0	67						
PIMCO VIT REAL RETURN PORTFOLIO (ADMINISTRATIVE CLASS)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.22	$14.80	$13.84	$12.60	$11.84	$10.17	$9.87			
Value at end of period	$13.40	$13.22	$14.80	$13.84	$12.60	$11.84	$10.17			
Number of accumulation units outstanding at end of period	0	123	198	0	475	87	14			
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$16.56	$14.99	$13.25	$13.70	$11.84	$7.42	$11.40	$11.38	$10.46	$10.36
Value at end of period	$16.27	$16.56	$14.99	$13.25	$13.70	$11.84	$7.42	$11.40	$11.38	$10.46
Number of accumulation units outstanding at end of period	0	0	0	0	530	459	437	0	0	1,514
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2012)										
Value at beginning of period	$11.89	$11.90	$11.63							
Value at end of period	$12.24	$11.89	$11.90							
Number of accumulation units outstanding at end of period	0	67	6							

CFI 255

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$17.65	$14.10	$12.09	$14.07	$13.18	$8.40	$16.85	$14.61	$12.38	$11.37
Value at end of period	$15.49	$17.65	$14.10	$12.09	$14.07	$13.18	$8.40	$16.85	$14.61	$12.38
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,025	0	0	11	27
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.32	$13.93	$11.75	$12.56	$11.38	$8.60	$14.36	$13.17	$12.07	$10.75
Value at end of period	$19.68	$18.32	$13.93	$11.75	$12.56	$11.38	$8.60	$14.36	$13.17	$12.07
Number of accumulation units outstanding at end of period	3,000	3,006	2,718	3,258	5,459	12,465	4,708	3,016	8,191	374
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during June 2007)										
Value at beginning of period	$16.74	$14.41	$13.10	$12.63	$11.48	$9.38	$13.43	$13.89		
Value at end of period	$17.83	$16.74	$14.41	$13.10	$12.63	$11.48	$9.38	$13.43		
Number of accumulation units outstanding at end of period	625	246	749	736	867	755	207	34		
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$17.68	$13.94	$12.21	$11.98	$11.18	$9.14	$14.36	$14.09	$12.15	
Value at end of period	$19.03	$17.68	$13.94	$12.21	$11.98	$11.18	$9.14	$14.36	$14.09	
Number of accumulation units outstanding at end of period	142	143	155	341	807	1,114	1,114	0	270	
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$18.44	$14.46	$13.01	$12.04	$10.71	$8.95	$13.81	$13.48	$11.65	
Value at end of period	$20.13	$18.44	$14.46	$13.01	$12.04	$10.71	$8.95	$13.81	$13.48	
Number of accumulation units outstanding at end of period	47	47	60	152	538	988	988	0	499	
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$21.36	$14.87	$13.23	$13.32	$10.31	$7.55	$12.72	$12.51	$11.34	
Value at end of period	$21.65	$21.36	$14.87	$13.23	$13.32	$10.31	$7.55	$12.72	$12.51	
Number of accumulation units outstanding at end of period	34	34	42	107	1,819	2,711	0	0	1,323	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.82	$14.29	$13.43	$13.19	$12.43	$11.20	$11.38	$10.55	$10.28	$10.22
Value at end of period	$14.34	$13.82	$14.29	$13.43	$13.19	$12.43	$11.20	$11.38	$10.55	$10.28
Number of accumulation units outstanding at end of period	199	1,116	759	381	2,994	4,782	2,654	181	44	57
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.96	$17.06	$14.73	$14.99	$13.51	$10.46				
Value at end of period	$23.78	$21.96	$17.06	$14.73	$14.99	$13.51				
Number of accumulation units outstanding at end of period	0	0	0	0	693	498				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$11.97	$12.68	$11.94	$11.94						
Value at end of period	$11.82	$11.97	$12.68	$11.94						
Number of accumulation units outstanding at end of period	2,707	2,707	1,796	886						
VOYA GLOBAL REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$18.51	$18.11	$16.45							
Value at end of period	$20.73	$18.51	$18.11							
Number of accumulation units outstanding at end of period	0	279	5							
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$13.02	$13.45	$13.26	$12.52	$11.95	$11.54	$10.96	$10.50	$10.21	$10.10
Value at end of period	$13.47	$13.02	$13.45	$13.26	$12.52	$11.95	$11.54	$10.96	$10.50	$10.21
Number of accumulation units outstanding at end of period	2,696	2,780	2,918	3,176	3,856	10,589	2,294	4,164	8,204	1,094

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$19.82	$15.44	$13.57	$13.85	$12.35	$11.24				
Value at end of period	$21.57	$19.82	$15.44	$13.57	$13.85	$12.35				
Number of accumulation units outstanding at end of period	0	0	0	0	7	29				
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
Value at beginning of period	$15.45	$11.83	$10.53	$10.73	$9.58	$7.92	$12.84	$12.45	$11.06	$10.69
Value at end of period	$17.28	$15.45	$11.83	$10.53	$10.73	$9.58	$7.92	$12.84	$12.45	$11.06
Number of accumulation units outstanding at end of period	2	3	3	3	4	68	10	18	18	1,310
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$19.23	$14.55	$12.59	$12.96	$10.83	$8.37	$13.65	$13.17	$12.25	$11.23
Value at end of period	$20.69	$19.23	$14.55	$12.59	$12.96	$10.83	$8.37	$13.65	$13.17	$12.25
Number of accumulation units outstanding at end of period	1,137	1,175	1,848	1,588	5,966	7,241	985	1,949	6,555	1,059
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.52	$13.21	$11.97	$12.28	$10.18	$8.30	$12.72	$13.81	$12.36	$11.69
Value at end of period	$19.18	$18.52	$13.21	$11.97	$12.28	$10.18	$8.30	$12.72	$13.81	$12.36
Number of accumulation units outstanding at end of period	1	1	24	60	1,205	280	146	0	0	1,775
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.79	$11.84	$10.91	$11.36						
Value at end of period	$13.32	$12.79	$11.84	$10.91						
Number of accumulation units outstanding at end of period	6,396	6,431	6,981	8,419						
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.24	$12.36	$11.10	$12.01						
Value at end of period	$14.82	$14.24	$12.36	$11.10						
Number of accumulation units outstanding at end of period	4,104	4,112	4,120	6,134						
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.12	$12.59	$11.10	$12.28						
Value at end of period	$15.77	$15.12	$12.59	$11.10						
Number of accumulation units outstanding at end of period	1,922	1,930	2,997	4,779						
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.59	$12.77	$11.19	$12.58						
Value at end of period	$16.29	$15.59	$12.77	$11.19						
Number of accumulation units outstanding at end of period	1,484	1,496	1,700	2,312						
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$12.26	$11.55	$10.81	$10.97						
Value at end of period	$12.79	$12.26	$11.55	$10.81						
Number of accumulation units outstanding at end of period	718	782	783	837						
VOYA INTERMEDIATE BOND FUND (CLASS A)										
Value at beginning of period	$13.14	$13.43	$12.51	$11.78	$10.89	$9.79	$11.03	$10.58	$10.34	$10.20
Value at end of period	$13.80	$13.14	$13.43	$12.51	$11.78	$10.89	$9.79	$11.03	$10.58	$10.34
Number of accumulation units outstanding at end of period	0	0	0	0	791	312	1,811	726	317	0
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
Value at beginning of period	$13.08	$13.32	$12.40	$11.73	$10.87	$9.91	$11.02	$10.58	$10.35	$10.21
Value at end of period	$13.71	$13.08	$13.32	$12.40	$11.73	$10.87	$9.91	$11.02	$10.58	$10.35
Number of accumulation units outstanding at end of period	2,368	2,477	4,692	3,693	6,141	10,569	1,701	2,330	9,385	2,478

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$9.49	$7.95	$6.80	$8.33						
Value at end of period	$8.78	$9.49	$7.95	$6.80						
Number of accumulation units outstanding at end of period	45	288	295	120						
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$11.93	$9.27	$8.23	$8.23						
Value at end of period	$12.90	$11.93	$9.27	$8.23						
Number of accumulation units outstanding at end of period	645	631	0	104						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$19.73	$15.57	$13.14	$16.18	$13.17	$9.19	$16.31			
Value at end of period	$18.27	$19.73	$15.57	$13.14	$16.18	$13.17	$9.19			
Number of accumulation units outstanding at end of period	0	0	0	673	625	746	651			
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$13.14	$10.24	$9.42	$10.49						
Value at end of period	$14.88	$13.14	$10.24	$9.42						
Number of accumulation units outstanding at end of period	165	167	168	286						
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.53	$19.46	$17.12	$15.88	$12.64	$9.89	$15.46	$18.78	$14.00	$12.83
Value at end of period	$25.07	$19.53	$19.46	$17.12	$15.88	$12.64	$9.89	$15.46	$18.78	$14.00
Number of accumulation units outstanding at end of period	0	0	0	0	709	728	3,067	219	110	1,402
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$13.29	$10.23	$9.80							
Value at end of period	$14.76	$13.29	$10.23							
Number of accumulation units outstanding at end of period	29	489	211							
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$14.69	$11.13	$9.67	$10.84						
Value at end of period	$16.29	$14.69	$11.13	$9.67						
Number of accumulation units outstanding at end of period	98	98	5,011	5,131						
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2011)										
Value at beginning of period	$15.80	$11.58	$10.15	$11.41						
Value at end of period	$16.31	$15.80	$11.58	$10.15						
Number of accumulation units outstanding at end of period	66	67	67	125						
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$22.24	$16.37	$14.50	$15.08	$12.29	$9.77	$14.38	$13.77	$13.62	
Value at end of period	$23.37	$22.24	$16.37	$14.50	$15.08	$12.29	$9.77	$14.38	$13.77	
Number of accumulation units outstanding at end of period	980	906	3,231	720	3,258	3,391	3,718	36	4	
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.00	$12.10	$11.03	$11.28	$10.78					
Value at end of period	$13.54	$13.00	$12.10	$11.03	$11.28					
Number of accumulation units outstanding at end of period	1,069	6,245	17,275	693	10,434					

CFI 258

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.33	$12.52	$11.21	$11.74	$11.04					
Value at end of period	$14.90	$14.33	$12.52	$11.21	$11.74					
Number of accumulation units outstanding at end of period	265	17,522	26,319	2,926	8,761					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.07	$12.71	$11.21	$11.94	$11.20					
Value at end of period	$15.67	$15.07	$12.71	$11.21	$11.94					
Number of accumulation units outstanding at end of period	2,498	7,941	13,442	929	6,184					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.56	$12.80	$11.25	$12.06	$11.25					
Value at end of period	$16.25	$15.56	$12.80	$11.25	$12.06					
Number of accumulation units outstanding at end of period	326	6,189	14,997	1,469	12,480					
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$14.86	$12.22	$11.41							
Value at end of period	$15.55	$14.86	$12.22							
Number of accumulation units outstanding at end of period	19	1,809	1,448							
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.31	$11.68	$10.81	$10.93	$10.49					
Value at end of period	$12.82	$12.31	$11.68	$10.81	$10.93					
Number of accumulation units outstanding at end of period	53	134	3,165	106	1,880					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
Value at beginning of period	$13.91	$12.61	$11.40	$11.37	$10.40	$8.96	$11.91	$11.43	$10.71	$10.48
Value at end of period	$14.61	$13.91	$12.61	$11.40	$11.37	$10.40	$8.96	$11.91	$11.43	$10.71
Number of accumulation units outstanding at end of period	0	0	0	0	0	970	526	471	86	977
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
Value at beginning of period	$14.71	$12.20	$10.78	$11.28	$10.13	$8.21	$13.05	$12.62	$11.32	$10.83
Value at end of period	$15.43	$14.71	$12.20	$10.78	$11.28	$10.13	$8.21	$13.05	$12.62	$11.32
Number of accumulation units outstanding at end of period	0	0	0	1	1	24	304	1,034	29	6,478
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
Value at beginning of period	$14.24	$12.40	$11.09	$11.33	$10.27	$8.56	$12.50	$12.04	$11.00	$10.67
Value at end of period	$14.96	$14.24	$12.40	$11.09	$11.33	$10.27	$8.56	$12.50	$12.04	$11.00
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,464	928	2,267	21	1,619
VY® AMERICAN CENTURY SMALL–MID CAP VALUE PORTFOLIO (CLASS S)										
Value at beginning of period	$22.32	$17.23	$15.02	$15.72	$13.07	$9.77	$13.49	$14.09	$12.37	$11.64
Value at end of period	$24.75	$22.32	$17.23	$15.02	$15.72	$13.07	$9.77	$13.49	$14.09	$12.37
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	7	18
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.91	$17.47	$14.80	$14.68	$11.77	$8.83	$15.24	$14.57	$12.82	$12.11
Value at end of period	$24.60	$23.91	$17.47	$14.80	$14.68	$11.77	$8.83	$15.24	$14.57	$12.82
Number of accumulation units outstanding at end of period	1,033	982	533	514	565	549	31	5	8	17
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$14.53	$10.94	$9.88	$10.51	$9.51	$7.33	$12.23	$11.91	$11.53	
Value at end of period	$16.17	$14.53	$10.94	$9.88	$10.51	$9.51	$7.33	$12.23	$11.91	
Number of accumulation units outstanding at end of period	0	0	0	0	0	3,277	829	389	181	

CFI 259

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$20.30	$15.14	$13.40	$15.27	$12.07	$8.80	$13.43			
Value at end of period	$21.22	$20.30	$15.14	$13.40	$15.27	$12.07	$8.80			
Number of accumulation units outstanding at end of period	1,120	1,859	1,815	1,433	2,086	2,030	1,813			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$17.05	$12.81	$10.95	$11.34	$9.99	$7.88	$10.81			
Value at end of period	$18.35	$17.05	$12.81	$10.95	$11.34	$9.99	$7.88			
Number of accumulation units outstanding at end of period	0	0	0	0	818	773	727			
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.15	$14.16	$12.07	$14.99	$12.65	$7.20				
Value at end of period	$13.07	$13.15	$14.16	$12.07	$14.99	$12.65				
Number of accumulation units outstanding at end of period	0	0	0	59	0	702				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$22.06	$17.01	$14.37	$14.32	$11.81	$9.53	$12.19			
Value at end of period	$25.02	$22.06	$17.01	$14.37	$14.32	$11.81	$9.53			
Number of accumulation units outstanding at end of period	0	482	113	0	0	82	12			
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$17.61	$14.08	$11.77	$13.02	$11.40	$8.31	$14.15	$13.50	$11.63	$10.03
Value at end of period	$17.73	$17.61	$14.08	$11.77	$13.02	$11.40	$8.31	$14.15	$13.50	$11.63
Number of accumulation units outstanding at end of period	1,310	1,233	1,582	1,490	3,905	8,897	1,466	1,937	6,906	4,118
VY® PIONEER HIGH YIELD PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$18.13	$16.41	$14.37	$14.71	$12.57	$7.65	$8.05			
Value at end of period	$17.90	$18.13	$16.41	$14.37	$14.71	$12.57	$7.65			
Number of accumulation units outstanding at end of period	0	0	5,022	0	5,754	6,845	6,817			
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$18.37	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$12.01	
Value at end of period	$20.29	$18.37	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	
Number of accumulation units outstanding at end of period	407	1,495	476	0	0	0	281	46	8	
VY® T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$17.61	$13.21	$11.54	$12.15	$9.59	$6.64	$11.84	$10.59	$10.34	
Value at end of period	$19.42	$17.61	$13.21	$11.54	$12.15	$9.59	$6.64	$11.84	$10.59	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	797	245	78	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.27	$13.52	$11.71	$11.99	$10.59	$8.60	$13.57	$13.37	$11.40	$11.13
Value at end of period	$18.28	$17.27	$13.52	$11.71	$11.99	$10.59	$8.60	$13.57	$13.37	$11.40
Number of accumulation units outstanding at end of period	187	238	8,437	581	10,095	450	0	51	52	111
VY® T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.48	$13.75	$11.75	$13.61	$12.14	$8.30				
Value at end of period	$15.08	$15.48	$13.75	$11.75	$13.61	$12.14				
Number of accumulation units outstanding at end of period	0	0	0	0	0	324				

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$12.39	$10.47	$8.95	$10.34	$9.66	$7.43	$7.32			
Value at end of period	$11.37	$12.39	$10.47	$8.95	$10.34	$9.66	$7.43			
Number of accumulation units outstanding at end of period	298	148	183	74	884	96	116			
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during October 2008)										
Value at beginning of period	$13.18	$10.24	$8.54	$9.19	$8.66	$6.64	$6.79			
Value at end of period	$12.62	$13.18	$10.24	$8.54	$9.19	$8.66	$6.64			
Number of accumulation units outstanding at end of period	0	0	0	0	0	311	194			
WANGER INTERNATIONAL										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$12.28	$10.19	$9.55							
Value at end of period	$11.55	$12.28	$10.19							
Number of accumulation units outstanding at end of period	1,496	1,361	1,213							
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
Value at beginning of period	$16.59	$12.80	$11.58	$11.01	$9.88	$8.45	$12.85	$12.58	$10.85	$10.66
Value at end of period	$18.13	$16.59	$12.80	$11.58	$11.01	$9.88	$8.45	$12.85	$12.58	$10.85
Number of accumulation units outstanding at end of period	773	798	821	1,036	1,793	21,045	12,695	5,316	5,972	1,849

TABLE 30

FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%

(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
ALLIANCEBERNSTEIN GROWTH AND INCOME FUND, INC. (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$15.91	$12.05	$10.42	$10.04	$9.02	$7.58	$13.01	$12.54	$11.18	
Value at end of period	$17.04	$15.91	$12.05	$10.42	$10.04	$9.02	$7.58	$13.01	$12.54	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	119	45	
ALLIANZGI NFJ SMALL-CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$24.05	$18.59	$17.13	$17.05	$13.88	$11.84				
Value at end of period	$24.04	$24.05	$18.59	$17.13	$17.05	$13.88				
Number of accumulation units outstanding at end of period	53	50	47	43	35	14				
AMERICAN BALANCED FUND® (CLASS R-3)										
Value at beginning of period	$16.15	$13.51	$12.04	$11.80	$10.63	$8.94	$12.24	$11.69	$10.65	$10.50
Value at end of period	$17.28	$16.15	$13.51	$12.04	$11.80	$10.63	$8.94	$12.24	$11.69	$10.65
Number of accumulation units outstanding at end of period	3,170	2,479	1,782	975	68	68	0	2,660	2,645	3,598
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$19.39	$13.50	$11.52	$12.66	$10.77	$6.73	$11.57	$11.94	$11.21	
Value at end of period	$20.59	$19.39	$13.50	$11.52	$12.66	$10.77	$6.73	$11.57	$11.94	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	80	251	2,270	
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$17.82	$12.54	$10.61	$12.19	$9.85	$6.14	$12.07	$12.51	$11.87	
Value at end of period	$19.42	$17.82	$12.54	$10.61	$12.19	$9.85	$6.14	$12.07	$12.51	
Number of accumulation units outstanding at end of period	0	0	0	0	1,009	2,586	1,078	1,037	745	

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during October 2014)										
Value at beginning of period	$16.93									
Value at end of period	$17.65									
Number of accumulation units outstanding at end of period	47									
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.68	$10.29	$8.98	$9.54	$8.86					
Value at end of period	$15.07	$13.68	$10.29	$8.98	$9.54					
Number of accumulation units outstanding at end of period	0	0	0	0	114					
DODGE & COX INTERNATIONAL STOCK FUND										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$14.22	$11.48	$9.79							
Value at end of period	$13.95	$14.22	$11.48							
Number of accumulation units outstanding at end of period	277	197	114							
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$19.26	$16.31	$13.92	$16.39	$15.25	$11.15	$19.09	$16.33	$13.65	$12.79
Value at end of period	$18.42	$19.26	$16.31	$13.92	$16.39	$15.25	$11.15	$19.09	$16.33	$13.65
Number of accumulation units outstanding at end of period	185	173	162	1,104	3,655	4,507	1,890	1,429	2,700	2,997
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.56	$13.48	$11.82	$12.02						
Value at end of period	$18.88	$17.56	$13.48	$11.82						
Number of accumulation units outstanding at end of period	0	0	0	1,221						
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$20.04	$15.55	$13.61	$14.22	$12.36	$9.28	$16.44	$14.24	$12.99	$11.31
Value at end of period	$22.02	$20.04	$15.55	$13.61	$14.22	$12.36	$9.28	$16.44	$14.24	$12.99
Number of accumulation units outstanding at end of period	17	0	0	1,193	3,586	9,352	6,548	9,677	12,841	16,687
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$15.45	$12.28	$10.66	$10.76	$9.52	$7.45	$13.23	$13.27	$11.25	$10.29
Value at end of period	$16.49	$15.45	$12.28	$10.66	$10.76	$9.52	$7.45	$13.23	$13.27	$11.25
Number of accumulation units outstanding at end of period	0	0	0	0	998	1,997	1,934	1,403	3,213	33
FIDELITY® VIP GROWTH PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$15.67	$11.71	$10.40	$10.57	$8.67	$6.89	$13.28	$13.12		
Value at end of period	$17.12	$15.67	$11.71	$10.40	$10.57	$8.67	$6.89	$13.28		
Number of accumulation units outstanding at end of period	0	0	0	0	317	145	90	1		
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$21.15	$17.17	$15.40	$16.14	$14.77	$12.42	$17.24	$15.79	$13.23	
Value at end of period	$21.84	$21.15	$17.17	$15.40	$16.14	$14.77	$12.42	$17.24	$15.79	
Number of accumulation units outstanding at end of period	1	0	0	0	0	0	0	88	34	
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
Value at beginning of period	$22.33	$16.67	$14.31	$15.12	$11.99	$9.43	$14.32	$14.91	$12.96	$12.11
Value at end of period	$22.09	$22.33	$16.67	$14.31	$15.12	$11.99	$9.43	$14.32	$14.91	$12.96
Number of accumulation units outstanding at end of period	0	0	0	401	2,208	1,964	0	1,852	1,402	186

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$19.14	$14.04	$12.88	$13.77	$10.90	$7.74	$7.38			
Value at end of period	$20.24	$19.14	$14.04	$12.88	$13.77	$10.90	$7.74			
Number of accumulation units outstanding at end of period	0	0	0	0	78	11	98			
FUNDAMENTAL INVESTORS[SM] (CLASS R-3)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$12.79	$9.90	$8.60	$9.01						
Value at end of period	$13.68	$12.79	$9.90	$8.60						
Number of accumulation units outstanding at end of period	0	0	0	96						
INVESCO GLOBAL HEALTH CARE FUND (INVESTOR CLASS)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$53.90	$38.42	$32.33	$31.53	$30.63	$24.42	$34.65	$31.61	$31.78	
Value at end of period	$63.84	$53.90	$38.42	$32.33	$31.53	$30.63	$24.42	$34.65	$31.61	
Number of accumulation units outstanding at end of period	0	0	0	0	0	595	261	352	264	
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
Value at beginning of period	$17.73	$13.95	$12.84	$13.91	$12.57	$9.81	$13.74	$12.70	$11.62	$10.99
Value at end of period	$18.24	$17.73	$13.95	$12.84	$13.91	$12.57	$9.81	$13.74	$12.70	$11.62
Number of accumulation units outstanding at end of period	47	38	27	19	14	59	31	1,332	0	449
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$25.19	$17.75	$14.73	$16.03						
Value at end of period	$26.55	$25.19	$17.75	$14.73						
Number of accumulation units outstanding at end of period	166	121	72	37						
LORD ABBETT DEVELOPING GROWTH FUND, INC. (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$23.44	$15.16	$13.96	$15.23						
Value at end of period	$23.80	$23.44	$15.16	$13.96						
Number of accumulation units outstanding at end of period	0	0	0	222						
LORD ABBETT FUNDAMENTAL EQUITY FUND (CLASS A)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$16.87	$12.55	$11.52	$12.27						
Value at end of period	$17.74	$16.87	$12.55	$11.52						
Number of accumulation units outstanding at end of period	0	0	0	99						
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$17.31	$13.51	$11.99	$12.69	$10.28	$8.25	$13.85	$14.01	$12.67	$12.45
Value at end of period	$19.01	$17.31	$13.51	$11.99	$12.69	$10.28	$8.25	$13.85	$14.01	$12.67
Number of accumulation units outstanding at end of period	1	0	0	0	0	1,357	1,207	2,653	1,300	4,801
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$24.26	$18.45	$16.96	$18.08	$14.56	$11.40	$16.81	$15.48	$13.07	$12.55
Value at end of period	$24.31	$24.26	$18.45	$16.96	$18.08	$14.56	$11.40	$16.81	$15.48	$13.07
Number of accumulation units outstanding at end of period	0	0	0	0	0	1,154	1,014	615	3,488	6,659
NEUBERGER BERMAN GENESIS FUND® (TRUST CLASS)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$17.38	$12.93	$11.99	$12.15						
Value at end of period	$17.02	$17.38	$12.93	$11.99						
Number of accumulation units outstanding at end of period	0	0	0	11						

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$19.86	$15.94	$13.43	$14.80	$13.37	$9.89	$16.21	$14.27		
Value at end of period	$20.13	$19.86	$15.94	$13.43	$14.80	$13.37	$9.89	$16.21		
Number of accumulation units outstanding at end of period	0	0	14	30	491	1,688	1,392	766		
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
Value at beginning of period	$33.95	$31.86	$26.80	$33.26	$26.63	$14.90	$29.14	$22.14	$17.98	$12.94
Value at end of period	$31.79	$33.95	$31.86	$26.80	$33.26	$26.63	$14.90	$29.14	$22.14	$17.98
Number of accumulation units outstanding at end of period	0	0	0	0	0	931	735	1,259	2,826	5,154
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
Value at beginning of period	$14.50	$12.67	$11.58	$11.99	$10.89	$9.13	$13.39	$12.44	$11.43	$11.02
Value at end of period	$15.41	$14.50	$12.67	$11.58	$11.99	$10.89	$9.13	$13.39	$12.44	$11.43
Number of accumulation units outstanding at end of period	0	0	0	0	67	70	3	555	0	72
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$16.48	$14.92	$13.19	$13.65	$11.80	$7.41	$11.95	$11.36	$10.45	$10.38
Value at end of period	$16.19	$16.48	$14.92	$13.19	$13.65	$11.80	$7.41	$11.95	$11.36	$10.45
Number of accumulation units outstanding at end of period	1	0	0	0	308	1,052	621	2,625	833	837
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
Value at beginning of period	$21.15	$16.39	$13.98	$14.97	$13.11	$9.11	$14.19	$14.38	$12.20	$11.54
Value at end of period	$22.94	$21.15	$16.39	$13.98	$14.97	$13.11	$9.11	$14.19	$14.38	$12.20
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	270	0	127
TEMPLETON FOREIGN FUND (CLASS A)										
Value at beginning of period	$17.56	$14.04	$12.04	$14.02	$13.14	$8.92	$16.82	$14.59	$12.36	$11.36
Value at end of period	$15.41	$17.56	$14.04	$12.04	$14.02	$13.14	$8.92	$16.82	$14.59	$12.36
Number of accumulation units outstanding at end of period	204	203	459	463	0	453	0	2,635	20	820
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
Value at beginning of period	$18.23	$13.86	$11.70	$12.52	$11.35	$8.58	$14.33	$13.15	$12.06	$10.74
Value at end of period	$19.58	$18.23	$13.86	$11.70	$12.52	$11.35	$8.58	$14.33	$13.15	$12.06
Number of accumulation units outstanding at end of period	1,025	1,149	1,320	1,204	6,999	6,591	2,966	4,157	5,405	10,086
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.66	$14.35	$13.05	$12.59	$11.44	$9.36	$13.41	$13.16	$11.14	$11.08
Value at end of period	$17.73	$16.66	$14.35	$13.05	$12.59	$11.44	$9.36	$13.41	$13.16	$11.14
Number of accumulation units outstanding at end of period	6	0	0	0	1,134	1,451	1,091	4,741	3,153	3,526
VANGUARD® DIVERSIFIED VALUE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$17.59	$13.88	$12.16	$11.94	$11.15	$8.97	$14.33	$14.08	$12.09	$12.16
Value at end of period	$18.93	$17.59	$13.88	$12.16	$11.94	$11.15	$8.97	$14.33	$14.08	$12.09
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	15
VANGUARD® EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$18.35	$14.40	$12.96	$12.00	$10.68	$9.33	$13.79	$13.47	$11.39	$11.53
Value at end of period	$20.03	$18.35	$14.40	$12.96	$12.00	$10.68	$9.33	$13.79	$13.47	$11.39
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	14
VANGUARD® SMALL COMPANY GROWTH PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$21.26	$14.81	$13.18	$13.28	$10.28	$7.53	$12.70	$12.49	$11.57	$11.66
Value at end of period	$21.53	$21.26	$14.81	$13.18	$13.28	$10.28	$7.53	$12.70	$12.49	$11.57
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	6

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
Value at beginning of period	$13.75	$14.22	$13.38	$13.14	$12.40	$11.17	$11.35	$10.53	$10.27	$10.21
Value at end of period	$14.26	$13.75	$14.22	$13.38	$13.14	$12.40	$11.17	$11.35	$10.53	$10.27
Number of accumulation units outstanding at end of period	441	365	291	838	1,671	2,883	1,996	6,658	6,874	1,112
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.91	$17.02	$14.70	$14.98	$13.51	$10.46				
Value at end of period	$23.71	$21.91	$17.02	$14.70	$14.98	$13.51				
Number of accumulation units outstanding at end of period	0	0	0	0	0	324				
VOYA GLOBAL BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.93	$12.64	$11.91	$11.68	$10.25	$8.41				
Value at end of period	$11.77	$11.93	$12.64	$11.91	$11.68	$10.25				
Number of accumulation units outstanding at end of period	0	0	0	0	1,627	2,148				
VOYA GNMA INCOME FUND (CLASS A)										
Value at beginning of period	$12.96	$13.39	$13.21	$12.47	$11.92	$11.52	$10.94	$10.49	$10.20	$10.10
Value at end of period	$13.40	$12.96	$13.39	$13.21	$12.47	$11.92	$11.52	$10.94	$10.49	$10.20
Number of accumulation units outstanding at end of period	0	0	0	0	1,071	1,717	874	1,429	3,355	6,173
VOYA GROWTH AND INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during December 2011)										
Value at beginning of period	$19.78	$15.41	$13.55	$13.38						
Value at end of period	$21.50	$19.78	$15.41	$13.55						
Number of accumulation units outstanding at end of period	125	107	92	75						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2005)										
Value at beginning of period	$15.37	$11.78	$10.49	$10.69	$9.56	$7.90	$12.82	$12.43	$11.05	$10.62
Value at end of period	$17.18	$15.37	$11.78	$10.49	$10.69	$9.56	$7.90	$12.82	$12.43	$11.05
Number of accumulation units outstanding at end of period	98	78	54	978	1,800	662	411	1,110	348	5,467
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during August 2014)										
Value at beginning of period	$19.13	$14.48	$12.54	$12.92	$10.79	$8.35	$13.62	$13.15	$12.24	$11.22
Value at end of period	$20.58	$19.13	$14.48	$12.54	$12.92	$10.79	$8.35	$13.62	$13.15	$12.24
Number of accumulation units outstanding at end of period	0	0	0	1,394	1,542	1,461	912	1,429	2,418	6,718
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
Value at beginning of period	$18.43	$13.15	$11.92	$12.24	$10.15	$8.28	$12.70	$13.79	$12.34	$11.68
Value at end of period	$19.07	$18.43	$13.15	$11.92	$12.24	$10.15	$8.28	$12.70	$13.79	$12.34
Number of accumulation units outstanding at end of period	0	0	0	0	568	1,571	1,032	1,500	728	159
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.77	$11.82	$10.90	$10.99	$10.65					
Value at end of period	$13.29	$12.77	$11.82	$10.90	$10.99					
Number of accumulation units outstanding at end of period	711	592	485	376	10,632					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.21	$12.34	$11.09	$11.45	$10.83					
Value at end of period	$14.78	$14.21	$12.34	$11.09	$11.45					
Number of accumulation units outstanding at end of period	0	2,843	0	0	7,724					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.09	$12.57	$11.09	$11.65	$10.94					
Value at end of period	$15.73	$15.09	$12.57	$11.09	$11.65					
Number of accumulation units outstanding at end of period	234	1,114	0	0	5,718					

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.56	$12.75	$11.18	$11.86	$11.05					
Value at end of period	$16.25	$15.56	$12.75	$11.18	$11.86					
Number of accumulation units outstanding at end of period	0	9,297	0	0	3,279					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during November 2013)										
Value at beginning of period	$15.07	$14.56								
Value at end of period	$15.76	$15.07								
Number of accumulation units outstanding at end of period	0	564								
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.24	$11.54	$10.80	$10.69	$10.38					
Value at end of period	$12.76	$12.24	$11.54	$10.80	$10.69					
Number of accumulation units outstanding at end of period	26	21	16	11	691					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.08	$13.37	$12.46	$11.74	$10.86	$9.76	$11.01	$10.56	$10.34	
Value at end of period	$13.73	$13.08	$13.37	$12.46	$11.74	$10.86	$9.76	$11.01	$10.56	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	64	60	
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.01	$13.26	$12.35	$11.69	$10.83	$9.89	$11.00	$10.56	$10.34	$10.29
Value at end of period	$13.63	$13.01	$13.26	$12.35	$11.69	$10.83	$9.89	$11.00	$10.56	$10.34
Number of accumulation units outstanding at end of period	0	0	0	5,888	5,647	1,688	1,515	2,534	2,826	5,141
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2010)										
Value at beginning of period	$9.47	$7.93	$6.79	$7.87	$7.68					
Value at end of period	$8.75	$9.47	$7.93	$6.79	$7.87					
Number of accumulation units outstanding at end of period	0	0	0	1,472	743					
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$14.84	$12.42	$10.57	$12.61	$12.48	$9.96	$17.65	$15.79	$13.20	
Value at end of period	$13.90	$14.84	$12.42	$10.57	$12.61	$12.48	$9.96	$17.65	$15.79	
Number of accumulation units outstanding at end of period	0	0	0	0	0	708	468	411	38	
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$11.91	$9.26	$8.22	$8.09	$6.90	$6.24	$9.08	$9.26		
Value at end of period	$12.87	$11.91	$9.26	$8.22	$8.09	$6.90	$6.24	$9.08		
Number of accumulation units outstanding at end of period	1	0	0	789	746	120	0	277		
VOYA LARGE CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$11.89	$9.24	$8.21	$8.21						
Value at end of period	$12.84	$11.89	$9.24	$8.21						
Number of accumulation units outstanding at end of period	104	98	92	85						
VOYA MULTI-MANAGER INTERNATIONAL SMALL CAP FUND (CLASS A)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$19.63	$15.50	$13.09	$16.12	$13.14	$9.16	$19.30	$17.77	$16.23	
Value at end of period	$18.17	$19.63	$15.50	$13.09	$16.12	$13.14	$9.16	$19.30	$17.77	
Number of accumulation units outstanding at end of period	0	0	0	0	140	83	28	1,279	1,879	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA MULTI-MANAGER LARGE CAP CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$13.09	$10.20	$9.39	$10.00	$9.29					
Value at end of period	$14.82	$13.09	$10.20	$9.39	$10.00					
Number of accumulation units outstanding at end of period	0	0	0	0	346					
VOYA REAL ESTATE FUND (CLASS A)										
Value at beginning of period	$19.43	$19.37	$17.05	$15.82	$12.60	$9.86	$15.43	$18.76	$13.99	$12.65
Value at end of period	$24.93	$19.43	$19.37	$17.05	$15.82	$12.60	$9.86	$15.43	$18.76	$13.99
Number of accumulation units outstanding at end of period	0	0	0	151	0	391	129	2,101	1,042	413
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$13.26	$10.21	$8.99	$8.95						
Value at end of period	$14.72	$13.26	$10.21	$8.99						
Number of accumulation units outstanding at end of period	0	0	0	41						
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.65	$11.11	$9.65	$10.00	$9.11					
Value at end of period	$16.23	$14.65	$11.11	$9.65	$10.00					
Number of accumulation units outstanding at end of period	0	0	0	0	5,132					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.76	$11.55	$10.13	$10.72	$9.84					
Value at end of period	$16.26	$15.76	$11.55	$10.13	$10.72					
Number of accumulation units outstanding at end of period	0	0	0	0	100					
VOYA SMALL COMPANY PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$22.13	$16.30	$14.44	$15.03	$12.26	$9.75	$8.84			
Value at end of period	$23.24	$22.13	$16.30	$14.44	$15.03	$12.26	$9.75			
Number of accumulation units outstanding at end of period	4	4	4	4	241	181	53			
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.98	$12.08	$11.02	$11.28	$10.78					
Value at end of period	$13.50	$12.98	$12.08	$11.02	$11.28					
Number of accumulation units outstanding at end of period	1,023	1,014	1,019	4,690	7,137					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.31	$12.50	$11.20	$11.74	$11.04					
Value at end of period	$14.86	$14.31	$12.50	$11.20	$11.74					
Number of accumulation units outstanding at end of period	1	0	0	5,248	9,785					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.04	$12.70	$11.20	$11.94	$11.19					
Value at end of period	$15.63	$15.04	$12.70	$11.20	$11.94					
Number of accumulation units outstanding at end of period	4,517	4,488	5,301	7,892	8,113					
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.53	$12.79	$11.24	$12.06	$11.25					
Value at end of period	$16.21	$15.53	$12.79	$11.24	$12.06					
Number of accumulation units outstanding at end of period	694	687	692	1,908	6,494					

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$14.83	$12.20	$10.74	$11.49						
Value at end of period	$15.51	$14.83	$12.20	$10.74						
Number of accumulation units outstanding at end of period	0	0	0	393						
VOYA SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$12.28	$11.66	$10.80	$11.05						
Value at end of period	$12.79	$12.28	$11.66	$10.80						
Number of accumulation units outstanding at end of period	0	0	0	27						
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.85	$12.55	$11.35	$11.33	$10.37	$8.94	$11.88	$11.41	$10.70	$10.64
Value at end of period	$14.53	$13.85	$12.55	$11.35	$11.33	$10.37	$8.94	$11.88	$11.41	$10.70
Number of accumulation units outstanding at end of period	0	2,001	0	2,592	2,043	0	39	2,194	2,337	16
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.64	$12.15	$10.74	$11.24	$10.10	$8.19	$13.02	$12.60	$11.31	$11.11
Value at end of period	$15.35	$14.64	$12.15	$10.74	$11.24	$10.10	$8.19	$13.02	$12.60	$11.31
Number of accumulation units outstanding at end of period	232	234	236	3,152	1,709	244	197	741	1,408	15
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.17	$12.35	$11.04	$11.29	$10.24	$8.54	$12.48	$12.02	$10.99	$10.88
Value at end of period	$14.87	$14.17	$12.35	$11.04	$11.29	$10.24	$8.54	$12.48	$12.02	$10.99
Number of accumulation units outstanding at end of period	178	802	180	5,994	5,570	251	292	1,453	3,011	34
VY® AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$22.21	$17.15	$14.96	$15.67	$13.03	$8.89				
Value at end of period	$24.62	$22.21	$17.15	$14.96	$15.67	$13.03				
Number of accumulation units outstanding at end of period	34	245	246	248	0	592				
VY® BARON GROWTH PORTFOLIO (CLASS S)										
Value at beginning of period	$23.80	$17.39	$14.74	$14.63	$11.74	$8.81	$15.21	$14.55	$12.81	$12.10
Value at end of period	$24.47	$23.80	$17.39	$14.74	$14.63	$11.74	$8.81	$15.21	$14.55	$12.81
Number of accumulation units outstanding at end of period	4	4	4	5	458	4,805	2,982	2,186	17	204
VY® CLARION REAL ESTATE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$12.52	$12.46	$10.96	$10.16	$8.06	$4.96				
Value at end of period	$16.02	$12.52	$12.46	$10.96	$10.16	$8.06				
Number of accumulation units outstanding at end of period	0	0	366	368	0	362				
VY® COLUMBIA CONTRARIAN CORE PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$14.46	$10.89	$9.84	$10.47	$9.48	$6.69				
Value at end of period	$16.08	$14.46	$10.89	$9.84	$10.47	$9.48				
Number of accumulation units outstanding at end of period	96	96	419	421	0	956				
VY® FMR[SM] DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$20.22	$15.09	$13.36	$15.23	$12.04	$8.78	$14.66	$13.00	$12.41	
Value at end of period	$21.11	$20.22	$15.09	$13.36	$15.23	$12.04	$8.78	$14.66	$13.00	
Number of accumulation units outstanding at end of period	225	198	167	265	147	789	650	976	2,052	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$16.97	$12.75	$10.90	$11.30	$9.96	$7.04				
Value at end of period	$18.25	$16.97	$12.75	$10.90	$11.30	$9.96				
Number of accumulation units outstanding at end of period	333	580	583	587	0	1,009				
VY® JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$13.10	$14.12	$12.04	$14.96	$12.63	$6.95				
Value at end of period	$13.02	$13.10	$14.12	$12.04	$14.96	$12.63				
Number of accumulation units outstanding at end of period	0	0	0	0	59	229				
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$21.96	$16.93	$14.32	$14.27	$11.77	$9.50	$14.40	$15.12		
Value at end of period	$24.88	$21.96	$16.93	$14.32	$14.27	$11.77	$9.50	$14.40		
Number of accumulation units outstanding at end of period	118	145	140	421	269	116	0	116		
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$17.53	$14.03	$11.73	$12.98	$11.38	$8.29	$14.13	$13.49	$11.63	$11.14
Value at end of period	$17.64	$17.53	$14.03	$11.73	$12.98	$11.38	$8.29	$14.13	$13.49	$11.63
Number of accumulation units outstanding at end of period	0	0	0	0	64	5,600	3,995	5,347	4,102	4,431
VY® T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO (CLASS S)										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$18.29	$15.20	$13.48	$13.31	$11.85	$9.04	$12.66	$12.32	$11.18	
Value at end of period	$20.19	$18.29	$15.20	$13.48	$13.31	$11.85	$9.04	$12.66	$12.32	
Number of accumulation units outstanding at end of period	64	87	71	117	410	2,367	1,771	1,636	691	
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
Value at beginning of period	$17.19	$13.46	$11.66	$11.95	$10.56	$8.58	$13.55	$13.35	$11.39	$11.13
Value at end of period	$18.19	$17.19	$13.46	$11.66	$11.95	$10.56	$8.58	$13.55	$13.35	$11.39
Number of accumulation units outstanding at end of period	0	0	0	0	1,804	3,444	1,143	2,710	257	837
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$19.08	$13.93	$11.92	$12.26	$10.67	$7.59	$13.36	$12.36	$11.41	
Value at end of period	$20.39	$19.08	$13.93	$11.92	$12.26	$10.67	$7.59	$13.36	$12.36	
Number of accumulation units outstanding at end of period	1,361	1,050	723	327	0	3,030	1,855	1,039	234	
VY® TEMPLETON FOREIGN EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during November 2009)										
Value at beginning of period	$12.34	$10.44	$8.93	$10.32	$9.64	$9.80				
Value at end of period	$11.33	$12.34	$10.44	$8.93	$10.32	$9.64				
Number of accumulation units outstanding at end of period	0	0	0	0	74	74				
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.72	$15.31	$12.76	$13.72	$12.91	$9.89	$16.65	$16.93		
Value at end of period	$18.90	$19.72	$15.31	$12.76	$13.72	$12.91	$9.89	$16.65		
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	29		
WASHINGTON MUTUAL INVESTORS FUND[SM] (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.51	$12.74	$11.53	$10.97	$9.85	$8.43	$12.83	$12.56	$10.84	$10.58
Value at end of period	$18.03	$16.51	$12.74	$11.53	$10.97	$9.85	$8.43	$12.83	$12.56	$10.84
Number of accumulation units outstanding at end of period	0	0	0	0	2,281	5,688	2,678	2,461	4,720	6,726

Condensed Financial Information (continued)

TABLE 31
FOR CONTRACTS WITH A DAILY ASSET CHARGE OF 1.55%
(Selected data for accumulation units outstanding throughout each period)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
AMERICAN BALANCED FUND® (CLASS R-3)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$16.00	$13.39	$11.95	$11.72	$10.57	$8.89	$12.19	$11.66	$10.63	$10.33
Value at end of period	$17.09	$16.00	$13.39	$11.95	$11.72	$10.57	$8.89	$12.19	$11.66	$10.63
Number of accumulation units outstanding at end of period	975	877	751	749	385	0	0	0	270	605
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND (INVESTOR CLASS)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$11.41	$12.79	$12.22	$11.02	$11.08					
Value at end of period	$11.49	$11.41	$12.79	$12.22	$11.02					
Number of accumulation units outstanding at end of period	148	122	214	69	28					
ARIEL APPRECIATION FUND (INVESTOR CLASS)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.20	$13.38	$11.43	$12.57	$10.71	$6.70	$11.52	$11.91	$10.94	$10.86
Value at end of period	$20.37	$19.20	$13.38	$11.43	$12.57	$10.71	$6.70	$11.52	$11.91	$10.94
Number of accumulation units outstanding at end of period	41	45	35	443	306	261	91	57	34	8
ARIEL FUND (INVESTOR CLASS)										
(Funds were first received in this option during March 2012)										
Value at beginning of period	$17.64	$12.43	$11.98							
Value at end of period	$19.21	$17.64	$12.43							
Number of accumulation units outstanding at end of period	63	47	31							
BLACKROCK EQUITY DIVIDEND FUND (INVESTOR A SHARES)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$16.38	$13.39	$13.20							
Value at end of period	$17.57	$16.38	$13.39							
Number of accumulation units outstanding at end of period	1,089	577	867							
COLUMBIA MID CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during November 2014)										
Value at beginning of period	$14.91									
Value at end of period	$14.97									
Number of accumulation units outstanding at end of period	30									
CRM MID CAP VALUE FUND (INVESTOR SHARES)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$19.40	$14.83	$14.23							
Value at end of period	$20.15	$19.40	$14.83							
Number of accumulation units outstanding at end of period	0	0	111							
EATON VANCE LARGE-CAP VALUE FUND (CLASS R)										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$17.76	$13.98	$12.29	$13.44						
Value at end of period	$19.36	$17.76	$13.98	$12.29						
Number of accumulation units outstanding at end of period	0	0	0	191						
EUROPACIFIC GROWTH FUND® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.07	$16.16	$13.81	$16.28	$15.16	$11.10	$19.01	$16.29	$13.62	$12.64
Value at end of period	$18.22	$19.07	$16.16	$13.81	$16.28	$15.16	$11.10	$19.01	$16.29	$13.62
Number of accumulation units outstanding at end of period	3,081	1,706	1,713	1,006	2,497	1,870	1,382	764	296	893

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
FIDELITY® ADVISOR NEW INSIGHTS FUND (INSTITUTIONAL CLASS)										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$17.49	$13.44	$13.49							
Value at end of period	$18.78	$17.49	$13.44							
Number of accumulation units outstanding at end of period	1,825	653	503							
FIDELITY® VIP CONTRAFUND® PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$19.84	$15.41	$13.50	$14.12	$12.29	$9.23	$16.37	$14.20	$12.96	$12.28
Value at end of period	$21.79	$19.84	$15.41	$13.50	$14.12	$12.29	$9.23	$16.37	$14.20	$12.96
Number of accumulation units outstanding at end of period	711	670	608	693	1,154	1,153	1,077	732	4,386	3,176
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (INITIAL CLASS)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.30	$12.17	$10.58	$10.68	$9.46	$7.41	$13.18	$13.23	$11.23	$10.96
Value at end of period	$16.31	$15.30	$12.17	$10.58	$10.68	$9.46	$7.41	$13.18	$13.23	$11.23
Number of accumulation units outstanding at end of period	0	0	0	83	64	44	27	19	1,210	6
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$20.94	$17.01	$15.28	$16.03	$14.68	$12.35	$17.17	$15.75	$13.02	$12.42
Value at end of period	$21.61	$20.94	$17.01	$15.28	$16.03	$14.68	$12.35	$17.17	$15.75	$13.02
Number of accumulation units outstanding at end of period	85	80	65	235	209	176	65	44	27	7
FRANKLIN SMALL CAP VALUE VIP FUND (CLASS 2)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$22.11	$16.52	$14.20	$15.01	$11.92	$9.39	$14.26	$14.87	$14.50	
Value at end of period	$21.85	$22.11	$16.52	$14.20	$15.01	$11.92	$9.39	$14.26	$14.87	
Number of accumulation units outstanding at end of period	31	23	8	1	600	477	307	174	454	
FRANKLIN SMALL-MID CAP GROWTH FUND (CLASS A)										
(Funds were first received in this option during November 2006)										
Value at beginning of period	$18.95	$13.92	$12.78	$13.68	$10.84	$7.70	$13.64	$12.43	$12.56	
Value at end of period	$20.02	$18.95	$13.92	$12.78	$13.68	$10.84	$7.70	$13.64	$12.43	
Number of accumulation units outstanding at end of period	0	1,772	0	1,702	84	655	20	71	8	
FUNDAMENTAL INVESTORS℠ (CLASS R-3)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$12.71	$9.85	$8.57	$8.90	$8.67					
Value at end of period	$13.59	$12.71	$9.85	$8.57	$8.90					
Number of accumulation units outstanding at end of period	179	155	126	92	36					
INVESCO MID CAP CORE EQUITY FUND (CLASS A)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$17.56	$13.82	$12.74	$13.82	$12.49	$9.76	$13.69	$12.67	$12.28	
Value at end of period	$18.04	$17.56	$13.82	$12.74	$13.82	$12.49	$9.76	$13.69	$12.67	
Number of accumulation units outstanding at end of period	66	54	42	30	12	0	0	0	941	
INVESCO SMALL CAP VALUE FUND (CLASS A)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$25.07	$17.69	$14.69	$16.29	$13.88					
Value at end of period	$26.40	$25.07	$17.69	$14.69	$16.29					
Number of accumulation units outstanding at end of period	1,363	624	496	342	184					
LORD ABBETT MID CAP STOCK FUND, INC. (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$17.14	$13.39	$11.90	$12.61	$10.22	$8.21	$13.80	$13.96	$12.65	$12.47
Value at end of period	$18.80	$17.14	$13.39	$11.90	$12.61	$10.22	$8.21	$13.80	$13.96	$12.65
Number of accumulation units outstanding at end of period	0	2	0	323	291	245	77	48	792	7

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
LORD ABBETT RESEARCH FUND, INC. - SMALL-CAP VALUE SERIES (CLASS A)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$24.02	$18.29	$16.83	$17.96	$14.47	$11.35	$16.75	$15.44	$13.04	$12.46
Value at end of period	$24.05	$24.02	$18.29	$16.83	$17.96	$14.47	$11.35	$16.75	$15.44	$13.04
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	327	2,402
MASSACHUSETTS INVESTORS GROWTH STOCK FUND (CLASS A)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$17.29	$13.52	$13.04							
Value at end of period	$18.93	$17.29	$13.52							
Number of accumulation units outstanding at end of period	0	0	598							
NEUBERGER BERMAN SOCIALLY RESPONSIVE FUND® (TRUST CLASS)										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$14.55	$10.75	$9.89	$10.39	$9.09					
Value at end of period	$15.74	$14.55	$10.75	$9.89	$10.39					
Number of accumulation units outstanding at end of period	2,309	340	264	178	101					
NEW PERSPECTIVE FUND® (CLASS R-3)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$19.67	$15.80	$13.33	$14.70	$13.29	$9.85	$16.15	$14.18	$12.41	
Value at end of period	$19.92	$19.67	$15.80	$13.33	$14.70	$13.29	$9.85	$16.15	$14.18	
Number of accumulation units outstanding at end of period	0	0	0	132	50	348	0	0	605	
OPPENHEIMER DEVELOPING MARKETS FUND (CLASS A)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$33.62	$31.57	$26.59	$33.04	$26.47	$14.82	$29.03	$22.07	$21.37	
Value at end of period	$31.45	$33.62	$31.57	$26.59	$33.04	$26.47	$14.82	$29.03	$22.07	
Number of accumulation units outstanding at end of period	86	68	50	26	10	0	0	22	501	
OPPENHEIMER GOLD & SPECIAL MINERALS FUND (CLASS A)										
(Funds were first received in this option during June 2013)										
Value at beginning of period	$5.79	$6.71								
Value at end of period	$4.82	$5.79								
Number of accumulation units outstanding at end of period	63	20								
PAX WORLD BALANCED FUND (INDIVIDUAL INVESTOR CLASS)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$14.36	$12.56	$11.49	$11.91	$10.83	$9.08	$13.34	$12.41	$12.02	
Value at end of period	$15.24	$14.36	$12.56	$11.49	$11.91	$10.83	$9.08	$13.34	$12.41	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	198	38	260	
PIONEER HIGH YIELD FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.32	$14.79	$13.09	$13.56	$11.73	$7.37	$11.90	$11.33	$10.43	$10.44
Value at end of period	$16.01	$16.32	$14.79	$13.09	$13.56	$11.73	$7.37	$11.90	$11.33	$10.43
Number of accumulation units outstanding at end of period	240	192	356	681	2,664	2,107	651	583	1,137	8
PIONEER STRATEGIC INCOME FUND (CLASS A)										
(Funds were first received in this option during December 2014)										
Value at beginning of period	$12.22									
Value at end of period	$12.15									
Number of accumulation units outstanding at end of period	1									
T. ROWE PRICE MID-CAP VALUE FUND (R CLASS)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$20.94	$16.25	$13.87	$14.87	$13.03	$9.07	$14.14	$14.34	$13.03	
Value at end of period	$22.69	$20.94	$16.25	$13.87	$14.87	$13.03	$9.07	$14.14	$14.34	
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	11	235	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
TEMPLETON FOREIGN FUND (CLASS A)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$17.39	$13.91	$11.94	$13.92	$13.06	$8.88	$16.75	$14.54	$13.98	
Value at end of period	$15.24	$17.39	$13.91	$11.94	$13.92	$13.06	$8.88	$16.75	$14.54	
Number of accumulation units outstanding at end of period	0	1,756	0	100	796	177	264	98	1,697	
THE GROWTH FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.05	$13.74	$11.61	$12.43	$11.28	$8.54	$14.27	$13.11	$12.04	$11.45
Value at end of period	$19.37	$18.05	$13.74	$11.61	$12.43	$11.28	$8.54	$14.27	$13.11	$12.04
Number of accumulation units outstanding at end of period	332	1,098	550	1,885	2,200	2,303	1,487	752	1,792	1,860
THE INCOME FUND OF AMERICA® (CLASS R-3)										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$16.49	$14.22	$12.95	$12.50	$11.37	$9.31	$13.36	$13.12	$12.44	
Value at end of period	$17.54	$16.49	$14.22	$12.95	$12.50	$11.37	$9.31	$13.36	$13.12	
Number of accumulation units outstanding at end of period	412	377	346	0	288	290	637	344	62	
VOYA AGGREGATE BOND PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$13.62	$14.10	$13.27	$13.05	$12.33	$11.11	$11.31	$10.50	$10.26	
Value at end of period	$14.10	$13.62	$14.10	$13.27	$13.05	$12.33	$11.11	$11.31	$10.50	
Number of accumulation units outstanding at end of period	2,711	921	5,376	676	1,597	0	344	79	3,586	
VOYA CORE EQUITY RESEARCH FUND (CLASS A)										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$21.80	$16.96	$14.66	$14.95	$13.49	$10.46				
Value at end of period	$23.57	$21.80	$16.96	$14.66	$14.95	$13.49				
Number of accumulation units outstanding at end of period	0	0	0	0	0	634				
VOYA GNMA INCOME FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.83	$13.27	$13.10	$12.39	$11.85	$11.46	$10.89	$10.46	$10.18	$10.22
Value at end of period	$13.25	$12.83	$13.27	$13.10	$12.39	$11.85	$11.46	$10.89	$10.46	$10.18
Number of accumulation units outstanding at end of period	25	2,239	1,868	2,110	1,338	651	333	238	1,104	3,397
VOYA GROWTH AND INCOME PORTFOLIO (CLASS I)										
(Funds were first received in this option during June 2011)										
Value at beginning of period	$15.84	$12.35	$10.88	$11.51						
Value at end of period	$17.21	$15.84	$12.35	$10.88						
Number of accumulation units outstanding at end of period	2	3	0	58						
VOYA INDEX PLUS LARGECAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$15.22	$11.68	$10.40	$10.62	$9.50	$7.86	$12.77	$12.40	$11.45	
Value at end of period	$17.00	$15.22	$11.68	$10.40	$10.62	$9.50	$7.86	$12.77	$12.40	
Number of accumulation units outstanding at end of period	1,086	977	936	651	293	0	0	25	184	
VOYA INDEX PLUS MIDCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$18.94	$14.36	$12.44	$12.83	$10.73	$8.31	$13.57	$13.11	$12.22	$11.61
Value at end of period	$20.35	$18.94	$14.36	$12.44	$12.83	$10.73	$8.31	$13.57	$13.11	$12.22
Number of accumulation units outstanding at end of period	195	119	88	0	723	557	375	235	1,310	1,237
VOYA INDEX PLUS SMALLCAP PORTFOLIO (CLASS I)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.25	$13.04	$11.83	$12.15	$10.09	$8.24	$12.65	$13.75	$13.24	
Value at end of period	$18.87	$18.25	$13.04	$11.83	$12.15	$10.09	$8.24	$12.65	$13.75	
Number of accumulation units outstanding at end of period	83	83	83	0	781	522	328	169	1,556	

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA INDEX SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.72	$11.79	$10.88	$10.98	$10.65					
Value at end of period	$13.23	$12.72	$11.79	$10.88	$10.98					
Number of accumulation units outstanding at end of period	6,323	3,849	2,013	2,663	3,674					
VOYA INDEX SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during September 2010)										
Value at beginning of period	$14.16	$12.30	$11.07	$11.44	$10.39					
Value at end of period	$14.71	$14.16	$12.30	$11.07	$11.44					
Number of accumulation units outstanding at end of period	4,660	4,174	4,944	2,692	1,733					
VOYA INDEX SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.03	$12.54	$11.07	$11.64	$11.07					
Value at end of period	$15.65	$15.03	$12.54	$11.07	$11.64					
Number of accumulation units outstanding at end of period	4,976	3,289	3,712	1,778	1,128					
VOYA INDEX SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.50	$12.71	$11.16	$11.85	$11.21					
Value at end of period	$16.17	$15.50	$12.71	$11.16	$11.85					
Number of accumulation units outstanding at end of period	7,403	5,494	10,237	2,646	1,369					
VOYA INDEX SOLUTION 2055 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$15.01	$12.30	$11.92							
Value at end of period	$15.69	$15.01	$12.30							
Number of accumulation units outstanding at end of period	0	35	523							
VOYA INDEX SOLUTION INCOME PORTFOLIO (CLASS S2)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$12.19	$11.50	$10.78	$10.68	$10.59					
Value at end of period	$12.70	$12.19	$11.50	$10.78	$10.68					
Number of accumulation units outstanding at end of period	1,559	1,928	1,695	1,702	1,446					
VOYA INTERMEDIATE BOND FUND (CLASS A)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$12.95	$13.25	$12.36	$11.66	$10.79	$9.72	$10.97	$10.53	$10.31	$10.40
Value at end of period	$13.58	$12.95	$13.25	$12.36	$11.66	$10.79	$9.72	$10.97	$10.53	$10.31
Number of accumulation units outstanding at end of period	161	123	230	1,651	1,601	1,951	651	642	280	65
VOYA INTERMEDIATE BOND PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$12.88	$13.15	$12.25	$11.61	$10.77	$9.84	$10.96	$10.53	$10.32	$10.29
Value at end of period	$13.49	$12.88	$13.15	$12.25	$11.61	$10.77	$9.84	$10.96	$10.53	$10.32
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	765
VOYA INTERNATIONAL INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$9.41	$7.89	$6.77	$7.85	$7.69					
Value at end of period	$8.70	$9.41	$7.89	$6.77	$7.85					
Number of accumulation units outstanding at end of period	0	49	48	34	2					
VOYA INTERNATIONAL VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.69	$12.31	$10.49	$12.52	$12.41	$9.91	$17.58	$15.74	$12.35	$11.73
Value at end of period	$13.75	$14.69	$12.31	$10.49	$12.52	$12.41	$9.91	$17.58	$15.74	$12.35
Number of accumulation units outstanding at end of period	0	2	0	277	243	199	68	47	188	7

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA LARGE CAP VALUE PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$11.82	$9.20	$8.18	$8.05	$6.87	$6.22	$9.07	$9.24		
Value at end of period	$12.76	$11.82	$9.20	$8.18	$8.05	$6.87	$6.22	$9.07		
Number of accumulation units outstanding at end of period	153	3,230	59	2,641	35	89	90	57		
VOYA MONEY MARKET PORTFOLIO (CLASS I)										
Value at beginning of period	$9.67	$9.87	$10.07	$10.28	$10.47	$10.65	$10.59			
Value at end of period	$9.48	$9.67	$9.87	$10.07	$10.28	$10.47	$10.65			
Number of accumulation units outstanding at end of period	0	0	0	0	0	5	0			
VOYA REAL ESTATE FUND (CLASS A)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$19.24	$19.20	$16.91	$15.71	$12.52	$9.81	$15.37	$18.70	$15.35	
Value at end of period	$24.66	$19.24	$19.20	$16.91	$15.71	$12.52	$9.81	$15.37	$18.70	
Number of accumulation units outstanding at end of period	44	31	20	0	0	0	0	0	752	
VOYA RUSSELL™ LARGE CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$13.18	$10.16	$8.96	$8.89	$8.78					
Value at end of period	$14.62	$13.18	$10.16	$8.96	$8.89					
Number of accumulation units outstanding at end of period	0	27	27	20	1					
VOYA RUSSELL™ MID CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$14.57	$11.05	$9.62	$9.98	$8.40					
Value at end of period	$16.13	$14.57	$11.05	$9.62	$9.98					
Number of accumulation units outstanding at end of period	0	359	280	274	76					
VOYA RUSSELL™ SMALL CAP INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during July 2010)										
Value at beginning of period	$15.67	$11.50	$10.09	$10.69	$8.91					
Value at end of period	$16.15	$15.67	$11.50	$10.09	$10.69					
Number of accumulation units outstanding at end of period	0	152	160	154	18					
VOYA SMALLCAP OPPORTUNITIES PORTFOLIO (CLASS I)										
(Funds were first received in this option during November 2012)										
Value at beginning of period	$25.58	$18.72	$17.85							
Value at end of period	$26.54	$25.58	$18.72							
Number of accumulation units outstanding at end of period	41	0	11							
VOYA SOLUTION 2015 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.93	$12.05	$11.00	$11.27	$10.78					
Value at end of period	$13.44	$12.93	$12.05	$11.00	$11.27					
Number of accumulation units outstanding at end of period	4,280	215	216	1	251					
VOYA SOLUTION 2025 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.25	$12.47	$11.17	$11.73	$11.04					
Value at end of period	$14.79	$14.25	$12.47	$11.17	$11.73					
Number of accumulation units outstanding at end of period	311	1,186	983	784	721					
VOYA SOLUTION 2035 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.98	$12.66	$11.18	$11.93	$11.19					
Value at end of period	$15.56	$14.98	$12.66	$11.18	$11.93					
Number of accumulation units outstanding at end of period	55	44	36	11	929					

CFI 275

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VOYA SOLUTION 2045 PORTFOLIO (CLASS S2)										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$15.47	$12.75	$11.22	$12.05	$11.24					
Value at end of period	$16.13	$15.47	$12.75	$11.22	$12.05					
Number of accumulation units outstanding at end of period	2,907	3,496	3,157	440	3,025					
VOYA STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.71	$12.44	$11.26	$11.26	$10.31	$8.89	$11.84	$11.38	$10.68	$10.54
Value at end of period	$14.37	$13.71	$12.44	$11.26	$11.26	$10.31	$8.89	$11.84	$11.38	$10.68
Number of accumulation units outstanding at end of period	0	0	2,023	0	0	0	0	0	0	358
VOYA STRATEGIC ALLOCATION GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.49	$12.04	$10.65	$11.16	$10.04	$8.15	$12.97	$15.56	$11.29	$10.94
Value at end of period	$15.18	$14.49	$12.04	$10.65	$11.16	$10.04	$8.15	$12.97	$12.56	$11.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	0	0	0	0	1,029
VOYA STRATEGIC ALLOCATION MODERATE PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.03	$12.24	$10.96	$11.21	$10.18	$8.50	$12.43	$11.99	$10.97	$10.74
Value at end of period	$14.71	$14.03	$12.24	$10.96	$11.21	$10.18	$8.50	$12.43	$11.99	$10.97
Number of accumulation units outstanding at end of period	0	0	606	0	0	0	0	0	0	1,886
VOYA U.S. BOND INDEX PORTFOLIO (CLASS I)										
(Funds were first received in this option during January 2012)										
Value at beginning of period	$11.32	$11.83	$11.59							
Value at end of period	$11.76	$11.32	$11.83							
Number of accumulation units outstanding at end of period	14	632	894							
VY® BARON GROWTH PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$23.56	$17.23	$14.63	$14.53	$11.67	$8.76	$15.15	$14.50	$13.58	
Value at end of period	$24.21	$23.56	$17.23	$14.63	$14.53	$11.67	$8.76	$15.15	$14.50	
Number of accumulation units outstanding at end of period	0	2,255	1,906	126	53	1,231	50	205	1,229	
VY® FMR^SM DIVERSIFIED MID CAP PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$20.04	$14.97	$13.27	$15.14	$11.99	$8.75	$14.62			
Value at end of period	$20.91	$20.04	$14.97	$13.27	$15.14	$11.99	$8.75			
Number of accumulation units outstanding at end of period	589	418	298	165	0	0	0			
VY® INVESCO COMSTOCK PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$16.80	$12.64	$10.82	$11.22	$9.90	$7.82	$12.51	$13.16		
Value at end of period	$18.05	$16.80	$12.64	$10.82	$11.22	$9.90	$7.82	$12.51		
Number of accumulation units outstanding at end of period	0	0	0	0	0	38	12	229		
VY® JPMORGAN MID CAP VALUE PORTFOLIO (CLASS S)										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$21.74	$16.78	$14.20	$14.17	$11.70	$9.46	$14.35	$14.24	$13.02	
Value at end of period	$24.61	$21.74	$16.78	$14.20	$14.17	$11.70	$9.46	$14.35	$14.24	
Number of accumulation units outstanding at end of period	535	501	408	0	80	131	119	104	85	
VY® JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during July 2013)										
Value at beginning of period	$20.31	$18.08								
Value at end of period	$21.65	$20.31								
Number of accumulation units outstanding at end of period	116	43								

Condensed Financial Information (continued)

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
VY® OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$17.38	$13.92	$11.65	$12.91	$11.32	$8.26	$14.09	$13.46	$11.62	$11.00
Value at end of period	$17.46	$17.38	$13.92	$11.65	$12.91	$11.32	$8.26	$14.09	$13.46	$11.62
Number of accumulation units outstanding at end of period	90	65	374	0	338	434	417	333	2,733	1,111
VY® T. ROWE PRICE EQUITY INCOME PORTFOLIO (CLASS S)										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$17.02	$13.34	$11.57	$11.86	$10.49	$8.54	$13.49	$13.31	$12.12	
Value at end of period	$17.99	$17.02	$13.34	$11.57	$11.86	$10.49	$8.54	$13.49	$13.31	
Number of accumulation units outstanding at end of period	56	54	54	0	55	959	89	90	1,578	
VY® T. ROWE PRICE GROWTH EQUITY PORTFOLIO (CLASS S)										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$18.89	$13.81	$11.83	$12.17	$10.60	$7.55	$13.31	$12.33	$11.36	
Value at end of period	$20.17	$18.89	$13.81	$11.83	$12.17	$10.60	$7.55	$13.31	$12.33	
Number of accumulation units outstanding at end of period	0	1,782	2,285	1,444	92	699	13	297	272	
VY® TEMPLETON GLOBAL GROWTH PORTFOLIO (CLASS I)										
(Funds were first received in this option during December 2007)										
Value at beginning of period	$19.57	$15.21	$12.68	$13.66	$12.86	$9.86	$16.62	$16.90		
Value at end of period	$18.74	$19.57	$15.21	$12.68	$13.66	$12.86	$9.86	$16.62		
Number of accumulation units outstanding at end of period	0	0	0	0	0	21	7	128		
WANGER SELECT										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$16.56	$12.52	$10.76	$13.30	$12.84					
Value at end of period	$16.79	$16.56	$12.52	$10.76	$13.30					
Number of accumulation units outstanding at end of period	73	60	47	34	12					
WANGER USA										
(Funds were first received in this option during October 2012)										
Value at beginning of period	$23.65	$17.99	$17.00							
Value at end of period	$24.35	$23.65	$17.99							
Number of accumulation units outstanding at end of period	4	1	183							
WASHINGTON MUTUAL INVESTORS FUND℠ (CLASS R-3)										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$16.35	$12.63	$11.44	$10.89	$9.80	$8.39	$12.78	$12.52	$10.81	$10.72
Value at end of period	$17.84	$16.35	$12.63	$11.44	$10.89	$9.80	$8.39	$12.78	$12.52	$10.81
Number of accumulation units outstanding at end of period	74	62	40	1,201	1,053	864	307	203	1,779	4,796

TABLE 32

FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2014 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2014
FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)	
(Funds were first received in this option during February 2014)	
Value at beginning of period	$13.07
Value at end of period	$13.57
Number of accumulation units outstanding at end of period	254

Condensed Financial Information (continued)

TEMPLETON FOREIGN FUND (CLASS A)

	2014
(Funds were first received in this option during February 2014)	
Value at beginning of period	$11.87
Value at end of period	$10.82
Number of accumulation units outstanding at end of period	4,371

TABLE 33
FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER FEBRUARY 2012 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

FRANKLIN MUTUAL GLOBAL DISCOVERY FUND (CLASS R)

	2014	**2013**	**2012**
(Funds were first received in this option during December 2012)			
Value at beginning of period	$13.03	$10.55	$10.55
Value at end of period	$13.50	$13.03	$10.55
Number of accumulation units outstanding at end of period	254	227	15

TABLE 34
FOR CERTAIN SUBACCOUNTS BEGINNING DURING OR AFTER NOVEMBER 2013 IN CONTRACTS WITH A DAILY ASSET CHARGE OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

TEMPLETON FOREIGN FUND (CLASS A)

	2014	**2013**	**2012**
(Funds were first received in this option during November 2013)			
Value at beginning of period	$12.19	$11.98	
Value at end of period	$10.72	$12.19	
Number of accumulation units outstanding at end of period	218	171	

CFI 278

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account C Voya MAP Plus NP^{SM} Variable Annuity prospectus dated May 1, 2015.

___ Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.109860-15) dated May 1, 2015.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.109860-15